Form 20-F
period 2002-12-30
TELEFONICA DEL PERU SAA
filed 2003-06-27
CIK 1014620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number: 001-14404

TELEFÓNICA DEL PERÚ S.A.A.

(Exact name of Registrant as specified in its charter)

Telefónica of Peru

(Translation of Registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Arequipa 1155

Santa Beatriz, Lima

Peru

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing 10 Class B Shares	New York Stock Exchange
Class B Shares, nominal par value S/.1.00 each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing those Class B Shares on the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued shares of each class of stock of Telefónica del Perú as of December 31, 2002 was:

Class A-1 Shares, nominal par value S/.1.00	669,762,378
Class B Shares, nominal par value S/.1.00	1,051,912,001
Class C Shares, nominal par value S/.1.00	290,038

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value one nuevo sol each, are currently listed on the Lima stock exchange under the symbol “Telefbc1”. American Depositary Shares, or ADSs, each representing the right to receive ten shares, are listed on the New York Stock Exchange under the symbol “TDP” and are quoted on the Lima stock exchange and the SEAQ International System operated by The International Stock Exchanges of United Kingdom and Republic of Ireland Limited, or SEAQ International. ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a Deposit Agreement with J.P. Morgan Chase Bank, as Depositary.

As used herein:

“Telefónica del Perú” and terms such as “we,” “us” and “our” mean Telefónica del Perú S.A.A. and its consolidated subsidiaries and its predecessors unless the context otherwise requires.

“Telefónica” means Telefónica S.A., a majority shareholder in Telefónica del Perú.

“Telefónica Internacional” means Telefónica Internacional, S.A., a subsidiary of Telefónica and a controlling shareholder of Telefónica del Perú, and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2002, 2001, and 2000, and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-76 of this annual report on Form 20-F (the “Annual Report”).

Medina, Zaldívar y Asociados (“Medina”), Member Firm of Arthur Andersen, was engaged as our independent financial auditors until we replaced them with Gris Hernández y Asociados (“Gris”), Member Firm of Deloitte & Touche LLP adopted by the board meeting held on August 21, 2002. Arthur Andersen ceased practicing before the Securities Exchange Commission (“SEC”) on August 31, 2002. Our financial statements included in this Annual Report other than our financial statements for the fiscal year ended December 31, 2002, which were audited by Gris, were audited by Medina and have not been reaudited. Gris’ audit report dated February 13, 2003 and Medina’s audit report dated February 21, 2002 are included in this Annual Report.

We publish our financial statements in Peruvian nuevos soles. In this Annual Report, references to “dollars”, U.S.$ or “$” are to United States dollars and references to “nuevo sol” or “nuevos soles” and “S/.” are to Peruvian nuevos soles. References to “¥” and “€” are to Japanese yen and euros, respectively. For the convenience of the reader, this Annual Report contains translations of nuevos soles amounts into United States dollars at specified rates. These translations should not be construed as representations that the nuevos soles amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, the exchange rate used to convert foreign currency amounts on our historical balance sheets and income statements into nuevos soles was the SBS (Superintendencia de Banca y Seguros) Exchange Rate as of each relevant date or period-end. See Item 3: “Key Information—Exchange Rate Information”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may” or “should”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Peru (including shifts in the economic and regulatory policies);

•	the effect of inflation and devaluation of the nuevos soles on our financial condition and results of operations;

•	the implementation of our business strategy;

•	changes in rates, tariffs and the regulatory scheme;

•	descriptions of new services and anticipated demand for services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Peruvian telecommunications industry;

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities;

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	economic and political instability of Peru;

•	changes in inflation;

•	depreciation and volatility of the Peruvian nuevos soles;

•	changes in financial and telecommunications regulation;

•	modification of our concessions to provide telecommunications services; and

•	our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due.

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions are incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998, and should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

We maintain our financial books and records and publish our financial statement in nuevos soles and prepare our financial statements to conform to generally accepted accounting principles in Peru which are based on the International Accounting Standards (IAS) authorized by the National Accounting Council (CNC). This Annual Report sometimes refers to those accounting principles as “Peruvian GAAP”. Peruvian GAAP differs in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Notes 38, 39 and 40 to our Consolidated Annual Financial Statements provide a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to us, including a reconciliation of such differences on net income and total shareholders’ equity.

Due to reorganization transactions during 2000 (see Item 4: “Information on the Company—History and Development of the Company—Exchange Offers and Reorganization Transactions”), the Selected Financial Data provide income statement figures for 1999 and 2000 have been restated to include only continuing operations. The income statement figures for 2001 and 2002 include only continuing operations. The income statement figures for 1998 include both continuing and discontinued operations. The balance sheet figures include both continuing and discontinued operations for all years presented except for 2002, which only relates to continuing operations.

In 1989, the Peruvian Accounting Standards Board approved the inclusion in Peruvian companies’ financial statements of the results of exposure to inflation by adjusting the value of a company’s non-monetary assets and liabilities by a factor corresponding to the inflation rate as measured by the national wholesale price index (“National Wholesale Price Index”), as published by the National Institute of Statistics and Informatics. The net result of the adjustment is reflected in the “Gain (loss) from exposure to inflation/deflation” line item of the income statement. See note 5(a) to our Consolidated Annual Financial Statements. Peruvian GAAP also requires restatement of all financial statements to constant nuevos soles, and, accordingly, all information in the financial statements and in the “Selected Financial Data” set forth below has been restated in constant nuevos soles as of December 31, 2002. The effect of inflation accounting under Peruvian GAAP has not been reversed in the reconciliation to U.S. GAAP. See notes 5, 38, 39 and 40 to our Consolidated Annual Financial Statements.

	1998(1)	1999	2000	2001	2002	2002(2)
	(thousands of constant nuevos soles, except per share and per ADS amounts)					(thousands of U.S. dollars, except per share and per ADS amounts)
INCOME STATEMENT DATA Amounts in accordance with Peruvian GAAP (continuing operations unless otherwise noted):
Fixed local telephone services	1,641,667	1,669,620	1,630,880	1,596,829	1,597,677	454,661
International long-distance telephone services	596,964	540,882	359,664	300,476	178,245	50,724
Domestic long-distance telephone services	391,320	309,974	325,537	299,271	249,895	71,114
Public telephone services	486,571	595,488	666,621	683,293	745,845	212,250
Cable television	193,639	211,308	251,534	271,870	294,310	83,754
Business communications	175,042	213,083	251,075	196,631	199,540	56,784
Mobile services	689,220	—	—	—	—	—
Telephone directory advertising	119,633	117,140	97,647	88,432	—	—
Others (Interconnection and services granted to related parties)	38,414	55,188	198,017	178,363	191,571	54,516

TOTAL OPERATING REVENUE:	4,332,470	3,712,683	3,780,975	3,615,165	3,457,083	983,803

Personnel	607,240	645,063	544,514	473,676	395,505	112,551
General and administrative	1,380,034	755,990	863,406	968,573	921,665	262,284
Depreciation and amortization	611,386	661,865	841,890	962,073	974,786	277,401
Technology transfer and management fee from shareholder(3)	385,874	380,737	275,838	167,607	230,304	65,539
Materials and supplies	103,034	45,456	53,721	59,067	54,826	15,602
Shared service center expenses	—	—	—	120,077	110,411	31,420
Capitalization of costs for telephone plant construction	(138,525)	(145,775)	(155,630)	(124,052)	(46,839)	(13,329)

TOTAL OPERATING EXPENSES:	2,949,043	2,343,336	2,423,739	2,627,021	2,640,658	751,468

OPERATING INCOME:	1,383,427	1,369,347	1,357,236	988,144	816,425	232,335

Interest income	27,101	27,912	33,832	69,911	52,419	14,917
Interest expense	(203,401)	(336,709)	(332,058)	(336,974)	(227,690)	(64,795)
Gain (loss) from exposure to inflation/deflation(4)	(149,064)	(115,513)	131,834	(60,621)	(16,062)	(4,571)
Other expenses, net	84,256	216,130	(397,857)	(497,588)	(339,620)	(96,648)

Income before workers’ profit sharing and income tax	1,142,319	1,161,167	792,987	162,872	285,472	81,238
Workers’ profit sharing	(122,864)	(107,155)	(115,295)	(120,683)	(69,003)	(19,637)
Income tax	(331,731)	(289,318)	(310,564)	(189,687)	(185,829)	(52,882)

NET INCOME (LOSS):	687,724	764,694	367,128	(147,498)	30,640	8,719

Net income per share	0.289	0.347	0.171	(0.086)	0.018	0.005
Net income per ADS(5)	2.892	3.476	1.737	(0.857)	0.178	0.051
Dividends per share(6)	0.130	0.147	0.059	—	0.008	0.002
Dividends per ADS(5)(6)(7)	1.303	1.470	0.588	—	0.083	0.024
Weighted average number of shares outstanding (millions)	2,338	2,163	2,105	1,722	1,722	1,722

Amounts in accordance with U.S. GAAP(9):
Operating income
From continuing operations	1,099,226	1,169,071	758,568	593,266	419,549	119,394
From discontinued operations	67,849	118,830	68,529	—	—	—
Total:	1,167,075	1,287,901	827,097	593,266	419,549	119,394

Net income
From continuing operations	496,673	566,146	279,492	(62,074)	29,728	8,459
From discontinued operations	(219)	(11,123)	68,920	—	—	—
Total:	496,454	555,023	348,412	(62,074)	29,728	8,459
Net income per share
From continuing operations	0.205	0.257	0.131	(0.035)	0.017	0.005
From discontinued operations	—	(0.005)	0.032	—	—	—
Total:	0.205	0.252	0.163	(0.035)	0.017	0.005
Net income per ADS
From continuing operations(5)	—	2.552	1.330	(0.354)	0.173	0.049
From discontinued Operations(5)	—	(0.051)	0.318	—	—	—
Total:	2.050	2.523	1.648	(0.354)	0.173	0.049

BALANCE SHEET DATA Amounts in accordance with Peruvian GAAP(9):

Cash and banks	120,688	15,344	87,921	155,475	55,286	15,733

Property, plant and equipment, net	8,900,705	9,075,107	8,771,062	6,864,103	6,232,934	1,773,743

Total assets	11,446,819	11,804,596	11,397,083	9,347,459	8,182,096	2,328,428

Long-term debt(8)	2,200,110	3,094,408	1,745,242	1,576,345	1,254,333	356,953

Total shareholders’ equity	4,693,585	4,867,112	4,811,487	3,395,674	3,401,946	968,112

Amounts in accordance with U.S. GAAP(9)(10):
Property, plant and equipment, net	8,869,837	9,427,338	9,231,289	7,322,013	6,653,464	1,893,416

Total assets	11,542,179	11,837,824	11,490,769	9,983,005	8,454,178	2,405,856

Long-term debt(8)	2,373,403	3,284,710	1,940,259	1,781,528	1,470,446	418,454

Total shareholders’ equity	4,260,318	4,385,252	4,416,773	3,302,119	3,346,170	952,240

(1)	Figures include continuing and discontinued operations. U.S. GAAP figures are provided on a continuing and discontinued basis for years 1998 through 2002.

(2)	For the convenience of our readers, we have translated nuevo sol amounts into U.S. dollars at the rate of S/.3.514 to U.S.$1.00, the SBS Average Exchange Rate on December 31, 2002.

(3)	Amounts include S/.57,393, S/.37,127, S/.28,392, S/.25,645 and S/.34,484 relating to the technology transfer fee and S/.294,975, S/.343,611, S/.247,446, S/.141,962 and S/.195,820 relating to the management fee in 1998, 1999, 2000, 2001 and 2002, respectively. See note 29 to our Consolidated Annual Financial Statements.

(4)	Under Peruvian GAAP, the line item “Gain (loss) from exposure to inflation/deflation” includes gains and losses from exposure to foreign exchange fluctuations.

(5)	Each ADS represents ten class B shares.

(6)	Dividends per share and dividends per ADS figures were calculated considering continuing and discontinued operations. The dividend amounts have not been adjusted to reflect the effect of changes in the inflation rate as measured by the National Wholesale Price Index.

(7)

Amounts indicate dividends per share declared in respect of the period indicated and may differ from the amounts shown in the financial statements, which indicate dividends declared during each period presented. Dividends were not declared in respect of 2001. Dividends for 2002 of S/.0.008264 per share were approved by the board of directors on March 26, 2003, and this information was published on March 27, 2003. As of the date of this Annual Report, the dividends for 2002 have not yet been paid. See Item 8: “Financial Information—Dividend Policy and Dividends” and our Consolidated Annual Financial Statements contained in this Annual

Report.

(8)	Including bonds, but not including current portion of long-term debt and short-term bank loans.

(9)	The balance sheet figures include continuing and discontinued operations for all years presented except for 2002, which only relates to continuing operations.

(10)	Explanations of the principal differences between Peruvian GAAP and U.S. GAAP, as well as a reconciliation to U.S. GAAP, are provided in notes 38, 39 and 40 to our consolidated financial statements. As indicated in note 38 to our consolidated financial statements, since the annual report for the fiscal year ended December 31, 2001, the reconciliation to U.S. GAAP for 2000 has been restated.

Exchange Rate Information

The following table shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in nominal nuevos soles per dollar. On June 5, 2003, the nuevo sol/U.S. dollar exchange rate was S/.3.484 to U.S.$1.00. See Item 10: “Additional Information—Exchange Controls”.

Exchange Rates

Year	High(1)	Low(1)	Average(2)	Period-end(3)
1998	3.159	2.726	2.947	3.159
1999	3.512	3.162	3.403	3.512
2000	3.548	3.402	3.495	3.527
2001	3.631	3.430	3.508	3.446
2002	3.652	3.429	3.518	3.515

Month
December 2002	3.552	3.492	3.515	3.515
January 2003	3.509	3.484	3.495	3.484
February 2003	3.494	3.480	3.485	3.481
March 2003	3.488	3.475	3.480	3.475
April 2003	3.475	3.458	3.465	3.463
May 2003	3.500	3.465	3.482	3.496

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the SBS Exchange Rate.

(2)	Average of month-end exchange rates based on the SBS Exchange Rate.

(3)	End of period exchange rates based on the SBS Exchange Rate.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should consider the following risks with respect to an investment in our company and investments in Peruvian corporations that are not normally associated with investments in securities of issuers in the United States and other jurisdictions.

Risk Factors Related to Telefónica del Perú

Amendments to the regulation of Peru’s telecommunications markets and the resulting increased competition in those markets have had and will continue to have a material adverse effect on some of our results of operations.

Since 1998, the Peruvian government has issued a number of decrees opening the telecommunications markets. As a result, new operators have entered the markets we compete in. As of March 2003, 66 concessions had been granted for fixed local and domestic and international long-distance services. Our major competitors in fixed local telephony services is AT&T Perú, in public telephone services are Bellsouth del Perú and AT&T Perú, and in long-distance telephony services are Americatel Perú (a Telecom Italia Group affiliate), AT&T Perú, and Nortek. We expect that our competitor in fixed-wireless services will be Millicom Perú S.A. We also face direct competition in cable television services from Cable Express. Operators of data transmission networks and other companies providing wireless services (including companies spun-off from us in the reorganization transactions) could become indirect competitors if and to the extent those services become substitutes for fixed wire line telephony. We anticipate that future competition is likely to develop within a small number of operators each of whom will gain an increasing market share.

Increased competition has adversely affected our results of operations in long-distance services. Revenues from domestic long-distance decreased by 16.5% in 2002 from 2001. Revenues from international long-distance decreased by 41% in 2002 from 2001. Contributing to this trend were changes in net settlement revenues, which comprise approximately 24.3% of international long distance revenues. Net settlement revenues have declined over the years due to increased competition among international carriers and private operators, which has led to a decrease in contractually negotiated average settlement rates (to U.S.$0.20 per minute in 2002 from U.S.$0.70 per minute in 2000) and a reduction in the volume of incoming traffic on our network. Our net settlement revenues will continue to decrease to the extent that our volume of incoming international long-distance traffic continues to decline due to competition. Furthermore, the launch of a new “multi-carrier system” in April 2002, which now allows customers to choose their long-distance carrier on a per-call basis, has also significantly intensified competition in both domestic and international long distance services. We believe that our revenues from these long-distance services will continue to decline due to increased competition from the multi-carrier system and we cannot assure you that we will be successful in restoring our levels of incoming traffic or maintaining our market share in this regard.

We expect that competition will have a greater impact on our fixed local telephony business in the near future, as the Ministry of Transportation and Communications (the “Ministry”) recently announced that it is committed to strengthening competition in the fixed local telephony market by introducing the possibility of an “interoperability system” by which other operators would be permitted to access our fixed local network in order to provide service through prepaid cards. The interoperability system, or any other system adopted by the Ministry aimed at further opening up the fixed local telephony market to competitors, will introduce price competition and decrease our market share of the customer base. In light of the range of regulatory, political and economic uncertainties, it is difficult for us to predict with meaningful precision and accuracy our future market share in the relevant customer segments, the speed with which decrease in our market share or prevailing prices for services may occur, or the effects of competition. Our business operates in a more competitive market since 2002. We cannot assure you that the recent regulatory amendments will not strengthen competition and as a result, adversely affect our market share.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

The Spanish telecommunications and media company, Telefónica, through its wholly-owned subsidiary Telefónica Internacional, beneficially owns 97% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of our board of directors and, subject to the requirements of Peruvian laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefónica Internacional, as the operator under a management contract entered into between us and Telefónica Internacional in 1994. Affiliates of

Telefónica are also involved in other joint and separate investments and operations in the Peruvian communications and media sector, some of which may involve or affect us. The interest of Telefónica as our equity investor may conflict with the interests of the holders of our debt or shares.

Conflicts of interest between us, our directors or executive officers, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the management contract, as well as in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Peru, including the mobile cellular services following the effectiveness of the spin-off of our wireless services business and data transmission services in 2001. These business operations are controlled by Telefónica Móviles, S.A. and Telefónica Datacorp S.A. Unipersonal, each of which is a controlled subsidiary of Telefónica, independent from us. We also have a contract for human resources with Telefónica Gestión de Servicios Compartidos Perú S.A.C., which is also a controlled subsidiary of our parent company. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Telefónica Internacional’s actions. Telefónica or its affiliates may cause us to limit or forgo our pursuit of certain business opportunities so that other Telefónica affiliates may pursue them, and the pursuit of such opportunities by other affiliates may not be in our interest.

Our concession contracts require us to make ongoing rate reductions that adversely affect our financial results.

We provide telecommunication services in Peru pursuant to concessions granted by the Peruvian government in concessions contracts (the “State Contracts”). Under the terms of the State Contracts, we currently are and will continue to be subject to tariff regulation and oversight by the Organismo Supervisor de la Inversión Privada en Telecomunicaciones (“OSIPTEL”).

Pursuant to the State Contracts, starting from September 2001, a price cap system went into effect aimed at decreasing fixed local telephony and long-distance rates. Under the price cap system, OSIPTEL sets maximum rates for local and long-distance telephone services on the basis of a specified formula that takes into account, among other things, inflation and the “productivity factor”. The productivity factor is revised and published by OSIPTEL every three years. Under the price cap system, we are allowed to increase rates to account for inflation as determined by the Peruvian equivalent to the U.S. Consumer Price Index (“CPI”), but we must also decrease rates according to a productivity factor, which is a measure of the gains in productivity of our company relative to the gains in productivity of the rest of the Peruvian economy. In July 2001, OSIPTEL set the value of the productivity factor as 6% annually, equivalent to 1.535% quarterly.

To compensate for the rate decreases, we rely on increases in the amount of traffic over our network and in efficiency gains in our business. Our efforts to control operating costs, improve productivity and increase the volume of traffic over our network may not offset, in whole or in part, the decline in operating margins that may result from ongoing rate reductions. Future modifications of the regulatory framework may have a material adverse effect on our business, financial condition or results of operations. We are not in a position to control the nature, extent and timing of government action in this area.

Our concessions contracts are revocable and may be modified under certain circumstances.

Under the terms of the concessions contracts, the Peruvian government may, if deemed to be in the public interest, unilaterally modify the terms of the concessions contracts (i) as such terms relate to Peru’s international telecommunications policy and (ii) where necessary in order to comply with international laws, treaties or conventions. Any such unilateral modification must be carried out in accordance with certain administrative procedures providing for public comment on any proposed changes. However, we cannot assure you that the government will not seek to unilaterally modify the terms of the concessions contracts. The Peruvian Congress on November 19, 2001, sought to pass laws that would require us to charge fixed-line telephone calls on a per second basis rather than a per minute basis and on April 18, 2002, sought to pass laws that would eradicate the fixed rate that we charge for our fixed local telephony service. The executive branch of Peru suspended the enactment of both laws on the basis that such laws unconstitutionally modified the terms of a government contract through impermissible legislative action. Subsequently, the Congress tabled both laws. However, we cannot assure you that we will not face similar challenges from the Peruvian government in the future or that if we do face such challenges, the outcome will be favorable to us.

The State Contracts provide that repeated noncompliance with the terms of such contracts, including service requirements, maximum tariffs, interconnection requirements and international obligations, could result in one or more of the concessions being revoked or modified. The State Contracts also impose monetary penalties for noncompliance with the terms of service quality requirements applicable up to 2003. Temporary or permanent revocation of any of our concessions will have a material adverse effect on our financial condition and results of operations. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

We depend on key personnel and our controlling shareholder.

Our senior management and senior operating officers consist in part of individuals previously employed by Telefónica. We believe that our increased revenues and improved efficiency since the privatization are largely a result of the technical expertise and management skills of our personnel. We also believe that our future success in a competitive environment will depend in large part on our ability to attract and retain highly skilled and experienced personnel, and the inability to do so could have a material adverse effect on our company.

In addition, our relationship with Telefónica Internacional provides our company with certain competitive advantages obtained through technology transfer and management agreements as a result of Telefónica Internacional’s experience in the telecommunications business in Latin America. Telefónica Internacional also provides us with increased negotiating power through alliances with other affiliates, as well as access to technology, product research and development and purchasing power. If Telefónica Internacional should cease to be a controlling shareholder, our results of operation and financial condition could suffer a material adverse effect.

Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services. Like other operators, we cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality. Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes. This may require us to devote significant capital to the development, procurement or implementation of new technologies, and may be dependent on the final cost in local currency of an imported technology and our ability to obtain additional financing. There can be no assurance as to the nature and extent of the impact of technological change on our viability or competitiveness. If any future technological change places at risk our viability or competitiveness, the cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing at acceptable costs.

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2002, approximately 1,660 of our employees were members of one of our two unions. From July 17, 2002 until September 11, 2002, approximately 23% of our unionized employees from both unions went on strike in response to employee dismissals and other labor grievances. See Item 7: “Financial Information—Legal Proceedings—Labor Dispute” for a discussion regarding the strike. The strike did not have a material adverse effect on our results of operations because of the contingency plans we had in place, however, we cannot assure you that we will have sufficient contingency plans in place should another strike arise in the future.

In December 2003, we will be required to renegotiate our collective labor agreements. We cannot assure you that we will be able to renegotiate our collective labor agreements on favorable terms or in a timely manner. Strikes or other types of conflict with the unions or unionized personnel may result. If the contingency plans that we have in place prove to be insufficient, this will have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect and we will face an immediate loss of revenue. Damage to our reputation would also result, with a potential longer-term negative effect on revenues. Our results of operations and financial condition would then be materially adversely affected.

Peruvian accounting standards differ from U.S. GAAP which affects how we account for certain items.

The financial statements presented in this Annual Report have been prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. In particular, due to the high inflation rates experienced in the past, since 1989 all Peruvian companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Thus, the presentation of Peruvian financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See notes 38, 39 and 40 to the audited financial statements included in this Annual Report for a description of the principal differences between Peruvian and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Risk Factors Related to Peru

Peru’s economic conditions have an impact on our business, operations and the market price of our Class B shares and ADSs.

Substantially all of our operations, capital investments and customers are located in Peru. Our business, financial condition and results of operation have been, and will continue to be, affected by the economic environment in Peru. Although Peruvian GDP increased in 2002 by 5.2%, the nation’s economy has historically experienced considerable fluctuations in growth, proving to be vulnerable to external factors, including but not limited to, interest rates in global financial markets, the impact of changes in international prices of commodities, low growth affecting the United States and other trading partners, and the impact of changes in the credit ratings of Peruvian sovereign bonds. Peru’s economy is also affected by internal factors, including but not limited to, general current economic, business or political events in Peru, natural occurrences such as El Niño, earthquakes and floods, depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, and the level of foreign direct and portfolio investment. In general, changes in Peru’s economic indicators such as per capita income, levels of private consumption, exchange rates, employment rates and inflation would indirectly affect our results of operations, as a downturn in the economy would adversely impact, among other things, the value of our class B shares and ADSs, our ability to access internal and external capital markets, the demand for our products and services, and our customers’ ability to make timely payments.

Adjustments to our tariffs to take into account increases in inflation may not be adequate to offset decreases in revenues caused by such inflation.

The inflation rate in Peru, as measured by the CPI, has fallen from 6.0% in 1998 to 1.52% in 2002. Due to a recent hike in oil prices however, price pressures have caused inflation in Peru to already exceed the 2.5% target rate for 2003. As a result, the government is facing pressure to lower taxes on domestic fuels and other goods, which may compromise Peru’s fiscal targets for 2003. We are authorized to adjust tariffs on fixed local and long-distance telephone services based on increases in the CPI net of the productivity factors. However, even if our tariffs successfully keep up with inflation, we cannot assure you that such adjustments will adequately offset the real adverse impact that increased inflation would have on our revenues, business and demand for our products and services.

We are affected by changes in the political climate in Peru to the extent that such changes affect the nation’s economic and regulatory policies.

Our results of operation and financial condition may be affected by changes in the political climate to the extent that such changes affect the nation’s economic policies or regulatory regime. Between 1968 and 1989, the Peruvian government played an interventionist role in the nation’s economy, imposing price controls, exchange rate controls, restrictions on local and foreign investment and international trade, and restrictions on the ability of companies to dismiss employees and expropriate private sector assets. Although the Peruvian government has not played an interventionist role since 1990, our business, financial condition and results of operations may be adversely affected in varying degrees by changes in government policies with respect to any of the factors previously mentioned.

On January 1, 2003, Peru’s central government was joined by 25 new regional governments governed by locally elected officials serving four-year terms. APRA, the second largest party in Congress, won 12 out of the 25 regional presidencies, excluding the region of the Lima metropolitan, while Perú Posible led by the current President Toledo, only won two. Certain social and economic priorities established by the Toledo government have been met with political resistance. For example, in August 2002, due to protests and regional opposition in Arequipa and Tacna to the sale of power generation companies Egasa S.A. and Egesur S.A., the Peruvian government suspended the sale and privatization of the two companies. Major political or economic policy changes are not anticipated in the short-run, however, the new regional governments may pressure fiscal policy to become more expansionary by increasing government spending and public debt. It is uncertain how a shift in the political climate would impact economic and regulatory policies that in turn would affect our operating results and financial conditions.

Deterioration in economic and market conditions in Latin America and other emerging market countries adversely affects the Peruvian economy and our business.

The market for securities issued by Peruvian companies is influenced by economic and market conditions in Peru and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, the recent political and economic crises in Venezuela, Brazil and Argentina have influenced investors’ perceptions of risk with regards to Peru. The negative investor reaction to developments in our neighboring countries adversely affects the market for securities issued by countries in the region, causes foreign investors to decrease the flow of capital into Latin America and introduces uncertainty about plans for further integration of regional economies, all of which affects Peru. Accordingly, adverse developments in emerging market countries could lead to a reduction in both demand and the market price for our Class B Shares and ADSs.

Depreciation of the nuevo sol or unexpected changes in exchange controls could have an adverse effect on our financial condition.

The Peruvian currency has historically experienced a significant number of devaluations, and as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market-determination of exchange rates. The nuevo sol depreciated against the U.S. dollar by 0.43% in 2000, appreciated by 2.3% in 2001 and depreciated by 2.0% in 2002. As of December 31, 2002, we had U.S.$682 million in total debt, of which, taking into account hedging activities, 10.0% was denominated in U.S. dollars, 88.9% was denominated in nuevos soles and the remainder in euros. In 2002, although we received 18% of our revenues in U.S. dollars, primarily from international long-distance, Multimedia (cable television) and ADSL services, the majority of our revenues are in nuevos soles. However, most of the equipment and supplies we purchase are priced in currencies other than nuevos soles. Devaluation of the nuevo sol would, accordingly, cause our debt to become more expensive to service, and the technology and goods necessary to operate our business would also become more expensive.

In order to counteract this risk, we restructured our liabilities in terms of currency and the term of expiration. We use derivative financial instruments to reduce as much as possible our exposure to fluctuations in the exchange rate. See note 35 to the Consolidated Annual Financial Statements, Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 11: “Quantitative and Qualitative Disclosures About Market Risk”. However, we cannot assure you that our risk management strategies will be successful in limiting our exposure to changes in interest rates and foreign currency exchange rates. The failure of such risk management strategies would have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on the Company

A. History and Development of the Company

Compañía Peruana de Teléfonos S.A. (“CPT”) was incorporated in 1920 as a provider of local telephone services in Lima. CPT was controlled by International Telephone & Telegraph until the Peruvian government nationalized the company in 1970, retaining 24% of its shares and issuing the remaining 76% to its subscribers. Entel Perú S.A. (“ENTEL”) was incorporated in 1969 as a state enterprise. ENTEL provided domestic and international long-distance telephone service throughout Peru and local telephone service outside of Lima, whereas CPT was responsible for local telephone service in Lima.

In 1991, President Alberto Fujimori’s administration began a process of privatizing CPT and ENTEL. Pursuant to a competitive bidding process, in February 1994, Telefónica Internacional S.A. (through its interest in Telefónica Perú Holding S.A.C.), acquired a 35% interest in ENTEL and a 20% interest in CPT for U.S.$1.4 billion. In May 1994, Telefónica Internacional acquired an additional 15% interest in CPT for U.S.$612 million. Until 2001, Telefónica Internacional owned 90% of the capital stock of Telefónica Perú Holding S.A.C., while I.G.M. Telefonos S.A. (an entity under the control of Graña y Montero S.A., a leading Peruvian construction firm) and Wiese Telefónica S.A. (an entity under common control with Banco Wiese Sudameris, a leading Peruvian bank) each owned 5%. In July 2001, Telefónica Internacional acquired the 10% interest held by Graña y Montero and Wiese for a total of €227.3 million, and as a result, currently owns 99.9% of the capital stock of Telefónica Perú Holding S.A.C. In connection with the privatization, Telefónica Perú Holding S.A.C. received the right to name a majority of the members of the boards of CPT and ENTEL. ENTEL was merged into CPT in December 1994, and the surviving entity changed its name to CPT—Telefónica del Perú S.A. Due to legislative changes, which now distinguish a publicly-held corporation (S.A.A.) from a closely-held corporation (S.A.C.), we are now known as Telefónica del Perú S.A.A. Telefónica Internacional is controlled by Telefónica, formerly Telefónica de España, S.A., which is currently the leading telephone operator in Spain that developed the nation’s telephone network. Through Telefónica Internacional, Telefónica is the leading operator of telecommunications networks in Latin America, in particular Peru, Argentina, Chile and Brazil.

Following the privatization, the Peruvian government retained a 28.6% interest in our company. A large number of individual and institutional investors, both in Peru and abroad, and certain of our employees held the remainder of the shares. In July 1996, the government sold most of its remaining interest in our company to individual and institutional investors in Peru, the United States and other countries, retaining a 2.0% interest. On July 2, 1996, our stock was listed and began trading on the New York Stock Exchange. In July 1999, the Peruvian government sold its remaining 2.0% interest in an SEC-registered public offering of American Depositary Shares (“ADSs”), representing the Class B shares on the New York Stock Exchange.

Exchange Offers and Reorganization Transactions

In May 2000, Telefónica launched public exchange offers to exchange shares and ADSs of Telefónica for shares and ADSs of its subsidiaries in Brazil, Peru and Argentina. The purpose of these exchange offers was to offer holders of equity securities of these subsidiaries an opportunity to participate in the benefits expected to be achieved by the Telefónica group’s reorganization by holding equity interests in Telefónica, instead of its subsidiary operations. Upon the expiration of the Peruvian exchange offer, shareholders representing approximately 53.12% of our capital stock tendered their Class B Shares and ADSs in exchange for Telefónica shares and ADSs. Consequently, in 2002, Telefónica became the beneficial owner of 424,095,420 of our Class B Shares (including converted Class C shares), and 69,385,184 of our ADSs (each representing ten Class B Shares).

The acquisition of the shares of Telefónica del Perú through the exchange offer permitted Telefónica to reorganize its business along global business lines of fixed-line telephone services in the Americas, worldwide wireless communication services, worldwide corporate data transmissions and telephone directories in order to enhance its strategic and competitive position globally and in each of its business lines. In this context, our board of directors decided on November 22, 2000 to effect a reorganization of the businesses of its own subsidiaries (as described herein, the “reorganization transactions”). On December 26, 2000, at a shareholders’ meeting, our shareholders approved the reorganization transactions under which we spun-off our assets and liabilities related to the data transmission and wireless communications businesses.

Effective January 1, 2001, we transferred to Telefónica Móviles Perú Holding S.A.A., which is 98% owned by Telefónica Móviles S.A., a Spanish subsidiary of Telefónica, S.A., our 99.99% ownership interest in Telefónica Móviles S.A.C. Effective January 1, 2001, we transferred to Telefónica Data Perú Holding S.A.A, which is 99% owned by Telfónica Datacorp S.A., a Spanish a subsidiary of Telefónica, our assets and liabilities relating to our data transmission business. As a result of the spin-offs, minority shareholders maintained in the spun-off entities and in us the same percentage equity interest they owned in us before the reorganization transactions, subject to adjustments for fractional shares and fractional ADSs.

Since April 2001, as part of our reorganization transactions, Telefónica Gestión de Servicios Compartidos S.A.C., a subsidiary of Telefónica, provides common services such as accounting systems, human resources, logistical services, insurance management, information systems, property management and security and protection services to all business lines of Telefónica within Peru and information systems to the Telefónica group in the Americas.

Our capital stock was reduced by the shareholders’ equity of the spun-off businesses and consequently, the shares of our capital stock were cancelled and new shares reflecting our reduced capital stock were issued. Approximately 11.08% of our capital stock, represented by Class B Shares and related ADSs, were canceled as a result of the share capital reduction that followed from the spin-off transactions.

Effective January 1, 2001, the spun-off companies began to operate as separate companies, with independent legal existences and full capacity to own and dispose of their respective assets. Telefónica indirectly controls the spun-off entities, Telefónica Móviles Peru Holding S.A.A. and Telefónica Empresas Perú S.A.A., through Telefónica Móviles, S.A. and Telefónica Datacorp S.A. Unipersonal. Our relationships with the spun-off companies are limited to ordinary course commercial relationships of the kind that normally occur between a major fixed-line network operator, a major wireless network operator and a major data transmission services provider. In addition, we maintain certain transitional contractual arrangements that will continue until the spun-off companies develop independent capabilities. See Item 6: “Major Shareholders and Related Party Transactions—Related Party Transactions”.

In addition, as part of our reorganization process, on December 26, 2000, we created a subsidiary, Telefónica Publicidad e Información Perú S.A.C., to focus on our telephone directory business, among other services. On February 8, 2002, in line with Telefónica’s worldwide business reorganization, we transferred our interest in Telefónica Publicidad e Información Perú S.A.C. to Telefónica Publicidad e Información S.A., a subsidiary of Telefónica focused on the telephone directory business, for U.S.$31.2 million. Therefore, Telefónica Publicidad e Información Perú S.A.C. is no longer our subsidiary and reports directly to Telefónica Publicidad e Información S.A. in Spain.

Our stock market capitalization at June 5, 2003 was S/.1,420.09 million, and as of March 31, 2003 our total indebtedness was S/.2,084.6 million. All of our material debt is unsecured. The only financial debt involving a guarantee of financial assets was a securitization program of receivables of the major international long-distance operators through the Bank of New York. The balance of the securitization program to date is U.S. $47.14 million. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-term Indebtedness”.

The address of our registered office is Avenida Arequipa 1155, Santa Beatriz, Lima, Peru. The phone number is (511) 265-7555.

B. Business Overview

We are a telecommunications service provider, offering fixed local and domestic and international long-distance telephone services throughout Peru, as well as a wide range of other telecommunication services, including public telephone, cable television and data communications. As of December 31, 2002, we had 1,815,139 lines in service and digitalization rates of 96% for local switching equipment. At December 31, 2002, with revenues of S/.3,457 million (U.S.$983.8 million) and operating income of S/.816 million (U.S.$232.2 million) in 2002, we are the largest telecommunications company in Peru with a market share of approximately 60%.

Our domestic telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance equipment. The following table sets forth both the pattern of increased demand for domestic telephone service and the growth of our infrastructure to meet that demand.

	2000	2001	2002
Lines installed:
Lima metropolitan area(1)	1,258,428	1,260,916	1,265,908
Rest of Peru	763,261	758,845	763,005

Total lines installed(2)	2,021,689	2,019,761	2,028,913
Percentage growth (%)(3)	1.0	(0.1)	0.5
Lines in service:
Lima metropolitan area	1,096,449	1,111,501	1,153,528
Rest of Peru	620,668	610,961	661,661

Total lines in service(2)	1,717,117	1,722,462	1,815,139
Percentage growth (%)(3)	1.7	0.3	5.4
Lines in service per 100 inhabitants	6.7	6.6	6.8
Local traffic (thousands of minutes)(3)(4)	10,146,086	10,148,073	9,295,757
Percentage decrease (%)(3)	0.1	0.2	(8.4)
Local domestic long-distance traffic (thousands of minutes)	566,894	500,392	444,124
Percentage decrease (%)(3)	7.3	11.7	11.2
Applications pending	26,592	33,355	42,659
New applications received(3)(5)	158,361	173,996	243,582
Time between application and line installations (days)(6)	30	15	10
Digitalization rate Percentage (%)(7)	96.0	96.0	96.1

(1)	Includes Lima and its surrounding area, including Callao.

(2)	Includes public telephones totaling 80,583 at December 31, 2000, 95,103 at December 31, 2001 and 106,806 at December 31, 2002, and excludes cellular public telephones totaling 670 at December 31, 2000, 521 at December 31, 2001 and 474 at December 31, 2002.

(3)	For the twelve-month period.

(4)	Includes calls through our analog exchanges which are measured under the “pulse” system and which we convert to minutes. Approximately 1.4% of all local calls are transmitted through analog exchanges.

(5)	Excluding cancellations.

(6)	Indicator established by the regulator in the concession contracts, which requires that the stated percentages of requests for line installation be responded to within stated periods beginning in 1998 in Lima and the provinces. For 2000, 95% of requests must be met within 30 days; for 2001 96% within 15 days and for 2002 97% within 10 days. We met this standard in 2000, 2001 and 2002. See “—Regulatory Matters”.

(7)	Local switching equipment only.

Though our installed network grew at a relatively rapid pace in the years following the privatization, since we met the growth targets established in the concession contracts, our growth rate has decreased due to adverse economic conditions. However, basic telephone services have continued to develop both in terms of the number of installations and available services. New investments in technology have reduced average waiting time for the installation of a new line, allowing us to permanently meet regulatory goals.

At December 31, 2002, there were 1,815,139 lines in service, representing an increase of 5.4% compared to December 31, 2001. Our lines in service are concentrated in large urban areas, particularly the Lima metropolitan area, where 64% of our lines are installed and where telephone service penetration, at 13.5%, is considerably higher than in Peru as a whole. In recent years, we have made significant investments to meet subscriber demand for lines and to modernize our network. As a result, the rate of telephone line penetration in Peru increased from 3.4 lines per 100 inhabitants in 1994 to 6.8 lines per 100 inhabitants in 2002. This increase was due to a more efficient and less bureaucratic administration and a company mission to offer telecommunication services to the largest amount of people possible. However, telephone penetration rates in Peru still remain lower than rates prevailing in most other Latin American countries.

The services we provide and the rates we may charge are subject to regulation by the Ministry of Transportation and Communications and OSIPTEL. Regulatory and recent legal challenges concerning OSIPTEL and the tariffs that we may charge are areas of concern for us. See “—Regulatory Matters” and see in Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our concession contracts require us to make ongoing tariff reductions which adversely affects our financial results”. Despite such challenges, however, our revenues in 2002 have still increased in the areas of public telephony (9.2%), cable television (8.3%), business communications (1.5%) and other operating revenues (7.4%).

Business Strategy

Since 1998, Telefónica del Perú has adopted a business strategy to partially offset lower rates for local and long-distance services by aiming to maintain our customer base by providing a wider variety of service plans and product options to meet the different needs of high, middle and low-income clients. Our products range from prepaid consumer lines, to the latest data and voice communications technologies for businesses. We have expanded our Internet services to include Speedy (ADSL-based) and CableNet (cable modem-based), which offer high-speed digital Internet access at an affordable flat rate to businesses and individuals. As part of our domestic telephone services, in addition to classic lines, we have sold limited-use lines, providing seven different service plans introducing three new packages that include Internet access, prepaid lines (Fonofácil) and open-use lines (Linea Plus). These limited use lines have reduced the risk of uncollectible accounts. We have undertaken advertising campaigns with respect to our public telephone services, resulting in an increase of phone card and coin-based public telephone usage. Our efforts to stimulate demand have also focused on reducing and simplifying long-distance telephone rates and expanding the options for prepaid services and other supplementary services such as Memovox, call waiting, caller identification, three-party conferencing, call transferring and voicemail.

As part of our efforts to minimize uncollectible amounts, we have implemented more effective and efficient methods of collecting accounts receivable and introduced refinancing options to customers with overdue accounts. We have also tailored many of our products and services to customers with a high credit risk, for example, through the use of limited-use phones and prepaid phone cards. As a result, we sold 239,952 lines in 2002, representing a 46% increase from 2001, principally due to the sale of 197,955 limited-use lines in 2002, a 66% increase from 2001. As of December 31, 2002, our limited-use lines represented 36% (647,000 lines) of our total lines in service, an increase of 24% from 2001. We have adopted measures to cut our operating expenses and more conservative investment policies, too.

Regarding capital expenditures, we have adopted a more conservative investment policy. Our investments are concentrated in those segments that have high revenues; in 2002, 55% of our investments were in the fixed telephone network and approximately 13% were in the development of broadband services. We expect that our investments in broadband will continue to increase because we are committed to expanding the broadband (ADSL) technology, as we envision this area of the business to become increasingly more important in the future.

Also, as part of our effort to enhance our competitiveness, we have continued to invest time and resources into personnel training and development. We have also implemented employee incentive programs to reduce costs and improve efficiency.

Categories of Revenue

The following table sets forth our operating revenues from continuing operations and percentage of revenues for the periods indicated for each of the categories shown.

	Year Ended December 31,
	2001		2002
	(thousands of constant nuevo soles)
Fixed local telephone services	1,596,829	44.2%	1,597,677	46.2%
International long-distance	300,476	8.3%	178,245	5.2%
Domestic long-distance	299,271	8.3%	249,895	7.2%
Public telephone service	683,293	18.9%	745,845	21.6%
Cable television	271,870	7.5%	294,310	8.5%
Business communications	196,631	5.4%	199,540	5.8%
Telephone directory advertising(1)	88,432	2.4%	—	—
Others (Interconnection)	178,363	5.0%	191,571	5.5%

Total	3,615,165	100.0%	3,457,083	100.0%

(1)	As of February 8, 2002 this business is no longer part of our company.

Fixed Local Telephone Services

Revenues from fixed local telephone services as a percentage of total operating revenues increased to 46.2% in 2002 compared to 44.2% in 2001. Our revenues from local telephone services consist of measured service charges, monthly service charges, installation fees for new lines and other charges for maintenance and value-added services such as call transferring, three-party conferencing, direct lines, quick dialing and caller identification.

We have the right to provide fixed local telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. Pursuant to the State Contracts, OSIPTEL approves rates and fees adjusted by the CPI for each quarter under a price cap system. Until December 31, 1998, rates for monthly services and installation services were higher for commercial than for residential users, but the State Contracts mandated the elimination of this distinction beginning January 1, 1999. See “—Regulatory Matters”. Also in 1998, in light of Peru’s economic environment, we adopted business strategies to minimize our exposure to customer credit risk by shifting our focus to products and services such as limited-use lines and prepaid calling cards. In 2002, the volume of limited-use lines sold increased by 78,901 lines, which represents a 66% increase from 2001. We also began offering various types of service plans for customers to choose from, according to their financial capabilities and needs. See “—Service Plans and Rates”. We also adopted stricter delinquency strategies and other measures to improve collection of overdue accounts. See “—Our Customer Base”.

International Long-distance Services

Our international long-distance service consists of incoming and outgoing international telephone traffic and switched transit traffic throughout Peru. Revenues from international long-distance services as a percentage of our total operating revenues decreased to 5.2% in 2002 from 8.3% in 2001. The amount of revenues from international long-distance services depends on the volume of traffic, our rates charged to our customers for outgoing calls and the settlement rates agreed to with other international telecommunications operators for incoming calls originating outside Peru and carried through the Company’s network.

Under the State Contracts, we have the right to provide international long-distance telephone services on a non-exclusive basis until June 27, 2019. We have entered into interconnection agreements with other domestic and international telecommunications operators to carry each other’s calls. See “—Categories of Revenue—Interconnection Agreements”.

Revenues from international long-distance telephone services are primarily derived from payments under settlement agreements between us and various foreign telecommunications operators or private carriers. The agreements govern the rates we pay to foreign carriers for the use of their facilities to connect international calls billed in Peru, and the rates foreign carriers pay us for the use of our facilities to connect international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier, and such rates vary according to the operator, the volume of traffic, in addition to other factors. Settlements among carriers are usually made on a net basis. Our settlement agreements with most foreign carriers generally provide for monthly billings and quarterly settlement payments. We have had a settlement agreement with AT&T since 1969 and have also entered into settlement agreements on similar terms with MCIWorldCom, U.S. Sprint, Kokusai Denshin Denwa (KDDI), Japan Telecom Co. Ltd., Deutsche Telekom AG, Teleglobe Canada Inc., France Telecom, SwissCom Ltd., Korea Telecom, CTC Mundo, Entel Chile, Telefónica de Argentina, Telecom Argentina, Belgacom SA, Teléfonos de México SA, ANTEL, Embratel, Telesp, Telecom Italia S.p.A., Cable and Wireless and Concert Global Network Services Ltd. (British Telecom), and Telefónica. From time to time, we may conduct settlements with foreign carriers without formal agreements in force when the prior contract has expired and a new one is in the process of being negotiated. In 2002, we did not experience any material payment delays or stoppages with respect to settlements from foreign carriers.

There is currently a favorable imbalance between total outgoing international calls and total incoming international calls, as the amount of incoming traffic is significantly greater than the amount of outgoing traffic. As a result, the payments that we receive from other international operators are significantly higher than the payments that we make to such operators. In this context, certain international operators have been seeking reductions in settlements rates that will adversely impact our international long-distance revenues. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Further decline in average settlement rates due to competition will adversely affect our international long-distance revenues”.

As of March 2003, 52 companies, including Bellsouth del Perú, AT&T Perú, TIM Perú, Nextel Perú and Americatel, have obtained concessions from the Peruvian government to also provide long-distance services in Peru. We also face indirect competition in international long-distance telephone services from a number of other sources, including calling cards and the illegal rerouting of calls by other international operators. In 2002, competition increased remarkably with the entrance of Americatel and IDT into the international long-distance market. See “—Competition”. The majority of the new participants were focused on gaining incoming traffic market shares through price-based competition with aggressive offers. As a result, rates charged for long-distance international calls in Peru decreased substantially. Furthermore, due to increased competition, the volume of our incoming traffic decreased as well as our rates, and as a consequence, our international long-distance revenues decreased. The decrease however, is partially offset by the fact that price and service competition has increased the volume of international long-distance traffic in Peru as a whole, and we anticipate that this market will continue to grow in the future. Furthermore, we anticipate that our investments in digitalization of international routes will significantly lower costs per circuit and offset in part the reduction in international tariffs. Nonetheless, we expect revenues from international long-distance service to decrease as a portion of our total operating revenues, as the revenues from other services increase.

By the end of December 2001, we began to provide subscribers with direct dialing capability to all of the countries to which telephone service from Peru was available. This traffic is controlled by two network management centers for both domestic and international service, resulting in a high level of call completion. The percentage of completed calls from January to December 2002 was 91.5% for outgoing traffic and 87.7% for incoming traffic. In 2002, we opened two direct international routes with the operator Telenova and another with the Telesp carrier from Brazil.

In 2002, we accomplished the following: (1) improved the capacity of our international circuits by 9.31%

compared to the prior year; (2) continued 100% digitalization of our network; and (3) expanded CCITT No. 7 digital to 38 international routes with leading countries in the Americas, Europe and Asia. These measures have enabled us to improve the quality and capacity of communications transmissions and to exceed our call completion targets.

Customers who wish to make international long-distance calls can use the same prepaid calling cards and services as those used for domestic long-distance services. See “—Categories of Revenues—Domestic Long-distance” and “—Service Plans and Rates”.

Domestic Long-distance Services

Revenues from domestic long-distance services as a percentage of total operating revenues decreased to 7.2% in 2002 compared to 8.3% in 2001. Our revenues from domestic long-distance services depend on the volume of traffic and the level of our rates charged to customers.

We have the right to provide domestic long-distance telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. OSIPTEL approves the rates adjusted by the CPI each quarter under a price cap system. See “—Regulatory Matters”. The liberalization of the telephony market in 1994 reduced the number of local calling areas in Peru from 299 to 24, corresponding to the number of political departments (which are equivalent to provinces) in the country. Now, calls made anywhere within a political department are no longer billed as domestic long-distance calls but as local calls. Concurrently, we increased domestic long-distance rates on average by 1%, and reduced the number of call periods from three to two. Since September 1998, domestic long-distance rates are not determined by distance but by two classifications: daytime (peak hours) or night (off-peak hours).

A component of our domestic long-distance revenue is also from prepaid phone card sales. Customers using a prepaid service such as Fonofácil Plus can make domestic and long-distance calls using prepaid telephone calling cards based on the Tarjeta 147 and Chip Super Plus 147 technology. Customers can also make domestic and long-distance calls using the Hola Perú calling card, for which sales reached S/.8.4 million (tax included) by December 31, 2002. Our market share for calling cards at December 31, 2002 was approximately 24%. See “—Telephone Service Plan and Rates—Calling Cards”.

Public Telephone Services

Public telephone services primarily consist of our operation of telephone booths and pay telephones, as well as the sale of telephone cards and advertising on booths and on telephone cards. Our operating revenues from public telephone services as a percentage of total operating revenues increased to 21.6% in 2002 from 18.9% in 2001. We have the right to provide public telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts.

Our public telephones are classified as either “exterior” or “interior”. Exterior public telephones are entirely owned by us and are generally located in public places. Interior public telephones are either (1) owned by proprietors, with monthly rental and connection fees charged to the proprietor who in turn receives a royalty fee calculated as a percentage of the payments made by users, or (2) owned by us and we pay a rental fee to individuals on whose property such telephones are located. In both cases, the commissions represent a percentage of billed traffic.

During 2002, our public telephone lines in service increased 12.2% compared to 2001. The total number of public telephones in service reached 107,280 in 2002. Of these, 95,882 were interior (89.3%) and 11,398 were exterior (10.6%). The table below sets forth selected data for our public telephone services business for the periods indicated:

	At December 31,
	2000	2001	2002
Lima metropolitan area	36,492	46,276	52,715
Rest of Peru	44,761	49,348	54,565

Total public telephone(1)	81,253	95,624	107,280

% growth (total)	33.7	17.7	12.2
Total interior	71,201	84,326	95,882
Total exterior	10,052	11,298	11,398
Penetration(2)	3.17	3.66	4.01

(1)	Includes cellular public telephones and rural telephones. As of December 31, 2002, we had 474 cellular public phones within our public telephone network.

(2)	Public telephones we installed per 1,000 inhabitants.

Our policy is to market public telephones primarily to entities and organizations that provide and service interior public telephones on their premises. Since September 1998, the current pricing schedule has set the cost of long-distance intra-departmental calls to the level of a local call. The current charges are set at S/.0.50 for every two minutes during peak times and S/.0.50 for every three minutes during off-peak times (11:00 p.m. to 7:00 a.m.). A flat rate of S/.1.00 per minute applies to all domestic long-distance calls.

Since the privatization, we have been rapidly modernizing existing hardware technology for our public telephone system while expanding both the installed network and the number of public telephones in service. Until 1993, all public telephones in Peru operated with tokens and could make only local calls. Tokens could be counterfeited easily because the old telephones lacked sensitive coin detection technology. In 1994, we began installing new public telephones, and currently most public telephones are “dual” (accepting both coins and phone cards), “universal” (able to make local and domestic and international long-distance calls) and “intelligent” (pre-equipped with technology that will recognize calling cards). In October 1998, we launched a new telephone calling card (“Tarjeta 147”) using a system that relies on a central database. This card enables holders to call from any fixed public or residential telephone by dialing a certain code, and the charge is deducted from the card. Its principal advantages are low cost, adaptability to a variety of rates and its use for advertising purposes.

In 2001, we improved the software platform for Tarjeta 147 and developed new products and services such as “Chip Super Plus 147”, which facilitates dialing using the chip embedded in the card and allows for usage from residential telephone lines using a certain code. In addition, customers can transfer prepaid minutes between cards. Tarjeta 147 can also be used to access the Internet from residential telephones. See “—Telephone Service Plans and Rates—Calling Cards”.

In connection with our modernization and expansion programs, we have developed a computer-based control system that permits all public telephones to be monitored from one centralized location. Centralized control allows us to respond more quickly to service problems, as well as to monitor usage for the purpose of formulating expansion plans. We have maintained the quality of our service to our public telephone clients as compared to year 2001 for waiting time in our commercial offices and the response time to invoice claims. We also made improvements in the technical service breakdown index per one hundred lines, which decreased 20% and the rate of speed of repair which increased by 1% in 2002 compared to 2001. These improvements were possible because of the application of a preventive maintenance plan, better equipment, the incorporation of the newest software of telesupervision and measures to decrease theft and fraud, with the collaboration of the police force.

As of December 2002, we have approximately 98% of the public telephones in Peru, and the only provider of public telephones outside Lima. Despite the difficult geography of the rural areas, the number of public telephones increased to 3,315 in rural areas at the end of 2002. Revenues from public telephone services increased by 9.2% in 2002 compared to 2001. Bellsouth del Perú and AT&T Perú are our competitors in public telephone services, and Bellsouth del Perú provides its service exclusively through its cellular network. Neither apparently has short or medium term plans to expand their lines outside of Lima. See “—Competition”. Bellsouth del Perú’s and AT&T’s strategies are to place their payphones in high traffic urban areas, especially in Lima.

Cable Television

We currently provide cable television through a wholly-owned subsidiary, Telefónica Multimedia S.A.C. under the trade name “Cable Mágico”. Telefónica Multimedia holds 20-year concessions granted for the Lima metropolitan area in 1993 and for certain other parts of the country in 1996. Under these concessions, Telefónica Multimedia provides cable TV service in the Lima metropolitan area and seven cities in the rest of the country.

Telefónica Multimedia revenues as a percentage of our total operating revenues increased to 8.5% in 2002 from 7.5% in 2001. The primary source of revenue to Telefónica Multimedia comes from cable television, which contributed 86% of Telefónica Multimedia’s total revenues in 2002. The remainder of revenues comes from advertising and CableNet, a cable modem service for Internet access. As of December 31, 2002, Telefónica Multimedia had 340,001 cable television subscribers, compared to 341,720 at December 31, 2001. Lima subscribers represented 87% of the total, while the remaining 13% were located in other parts of the country. Telefónica Multimedia offers its customers two tiers of cable television service, an economical channel package for approximately U.S.$18 per month, which includes 37 channels, and a basic package for approximately U.S.$35 per month, which includes 75 channels. In addition, Telefónica Multimedia offers a number of premium channels for approximately U.S. $5 to U.S.$10 per month per channel. In 2002, new channels such as National Geographic and Discovery Travel & Adventure were added to Cable Mágico’s channel list.

Telefónica Multimedia offers CableNet to its customers in Lima, which by the end of 2002 delivered broadband Internet access to over 13,500 households at a rate of U.S.$35 per month. CableNet revenues represented approximately 4% of Telefónica Multimedia’s total operating revenues in 2002. In addition, advertising comprises 10.0% of Telefónica Multimedia’s total operating revenues in 2002. Telefónica Multimedia’s cable magazine, Cable Programming, is currently the magazine with the largest circulation in Peru and reaches a relatively affluent segment of the population.

Telefónica Multimedia’s cable network consists of a hybrid fiber coaxial network. The cable network has relatively short distance between transmission nodes, thereby enabling it to achieve minimal signal loss and consistent quality. Most of the cable network’s bandwith is used to deliver television service, and the remaining capacity is used to deliver two-way services such as Internet access via cable modems, video on demand, home banking and other such services. Telefónica Multimedia’s installed network reached approximately 575,000 households as of December 31, 2002.

Business Communications

Effective January 1, 2001, we spun off our data transmission business for large, medium and small businesses and this business is now conducted indirectly by Telefónica DataCorp S.A., a subsidiary of Telefónica. However, we continue to provide business communications and related services in Peru for medium and small businesses offering a variety of business-related services. Our business communications services are supported by a central service system that provides maintenance and technical support on a 24-hour basis.

The business communications segment accounted for approximately 5.4% and 5.8% of our total operating revenues (including discontinued data transmissions operations) in 2001 and 2002, respectively. This segment grew by 1.5% from 2001 to 2002, reaching S/.199.5 million in revenues in 2002. We also increased our efficiency as the average installation time for services in this segment was reduced from 8 days to only 4 days.

The lines of business communications services offered include:

•	Speedy, Speedy Wan and Speedy Plus;

•	Digired;

•	Infovía, Infovía Plus and Infovía Com;

•	ISDN services;

•	Intelligent network;

•	Telephone equipments (PBAX);

•	Videoconferencing; and

•	Global solutions.

In August 2001, we launched a new high-speed Internet access service, “Speedy”, based on ADSL technology. ADSL technology permits simultaneous use of traditional telephone lines for telephone service and high-speed digital access to the Internet and various multimedia services. The number of Speedy users nationwide has increased from 1,875 in 2001 to 20,800 in 2002. Revenues from Speedy account for about 15% of total revenues from the business communications segment. We anticipate investing a significant portion of our capital expenditures for 2003 in ADSL technology and the acquisition and installation of lines in broadband, as we envision these services to become increasingly more important in the future. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

As part of our business communications services, we initially offered Digired (a data transmission service using switched digital circuits) and Meganet (a packet switching network using X.25 protocol). In 1995, we also began offering the InterLAN service (using a frame-relay protocol) for the interconnection of local area networks, both nationally and internationally. In mid-1996, we began offering Internet access and other on-line information services, such as database access and electronic mail, through third parties under the Infovía and Unired trade names. In 2001, we began to offer Infovía Plus service, providing direct access to the Internet through commuted lines (analog telephone lines and ISDN).

Since December 1997, the switching and signaling systems installed throughout the country have allowed us to offer ISDN services domestically and internationally, allowing data transmission, video-conferencing and fax transmission of increased speed and quality, as well as the development of applications in tele-education and other areas. We completed an intelligent network in 1997, which is a service delivery system that provides, among other services, call-forwarding, toll-free telephone numbers and private party lines. The intelligent network functions like a conventional private network while transmitting over our wireline network.

Interconnection Agreements

To permit other telecommunications operators to carry calls originating with their customers over our network, and to permit our customers’ calls to be carried over their networks, we have interconnection relations (contractual or mandatory) with 35 different operators. The charges for interconnection services are freely negotiated between the parties and are calculated based on a combination of interconnection costs, contributions to the provider of local service and a reasonable profit margin. However, OSIPTEL regulates the maximum rate that we are permitted to charge. See “—Regulatory Matters—Interconnection Charges”.

As part of a general trend of the telecommunications market becoming more competitive, interconnection rates have been steadily decreasing. Effective April 1, 2003, the maximum interconnection charge was reduced from U.S.$0.014 to U.S.$0.01208 per minute, priced by the second, based on the Long Run Incremental Cost (LRIC) model provided by us and approved by OSIPTEL.

As of March 31, 2003, we had interconnection relations with the following operators for the services specified:

•	Nextel del Perú S.A., digital trunking service;

•	Compañía Telefónica Andina S.A.—Teleandina, domestic and international long-distance service;

•	Gilat to Home S.A. (formerly Global Village Telecom N.V) domestic and international long-distance, local, rural and public telephony;

•	Ormeño Comunicaciones S.A., domestic and international long-distance service;

•	Nortek Telecommunication S.A.C., domestic and international long-distance service;

•	AT&T Perú (formerly First Com Perú), local, domestic and international long-distance;

•	Bellsouth del Perú S.A., cellular service in Lima, Callao and provinces, local, domestic and international long-distance;

•	Full line S.A., domestic and international long-distance;

•	Perusat S.A., domestic and international long-distance;

•	Limatel S.A., domestic and international long-distance;

•	Biper Express S.A., domestic and international long-distance;

•	Americatel (formerly Orbitel S.A.), domestic and international long-distance;

•	Gamacom S.A., domestic and international long-distance;

•	Iybarra S.A., domestic and international long-distance;

•	Convergia (formerly Telsouth S.A.), domestic and international long-distance;

•	TIM Perú S.A., domestic and international long-distance mobile PCS;

•	Impsat S.A., domestic and international long-distance;

•	Digital Way S.A., domestic and international long-distance;

•	Elnath S.A.C., domestic and international long-distance;

•	Ditel Corporation S.A.C., domestic and international long-distance;

•	Vitcom, domestic and international long-distance;

•	System One World (formerly Telecomunicaciones Andinas), domestic and international long-distance;

•	Atlantic International Telecommunications S.A.C., domestic and international long-distance;

•	Justice Telecom International S.R.L., domestic and international long-distance;

•	Telefónica Móviles S.A.C., mobile;

•	Te.Sa.M Perú S.A., satellite mobile;

•	C&G Telecom S.A., local, domestic and international long-distance;

•	Rural Telecom S.A.C., local, rural and public telephony;

•	J.N. Atala y Cía., domestic and international long-distance;

•	L.A.&C. Sistemas S.A.C., domestic and international long-distance;

•	CIFSA Telecom S.A.C., domestic and international long-distance;

•	Infoductos Telecommunicaciones S.A., domestic and international long-distance;

•	IDT Perú SRL., domestic and international long-distance;

•	Celcenter, beeper services; and

•	Sitel, S.A., domestic and international long-distance.

Other Investments

We participate in two international communications satellite organizations, with a 0.929% participation (representing an investment of approximately S/.55.06 million) in Intelsat, a global satellite consortium and a 0.093% participation (representing an investment of approximately U.S.$866,000) in Inmarsat, a global satellite provider. Intelsat provides long-distance telephone links between Peru and all other countries. Inmarsat provides emergency maritime communications services, as well as communications for large companies (particularly in the mining sector) with operations in remote regions of Peru. In January 1995, we signed a satellite capacity leasing contract with the Mexican satellite consortium Solidaridad in order to provide, on a point-to-point basis, voice, data, television and video-conferencing. In March 1996, we entered into an agreement with Panamsat, an American satellite consortium, in order to provide international and domestic businesses with point-to-point services. Additionally, in August 1997, we signed the incorporation agreement of the Simón Bolívar Andean Satellite System, which will allow for satellite communications among the various countries in the Andean region.

In November 1998, we became a member and shareholder of New Skies Satellites, which is incorporated in the Netherlands. New Skies is a spin-off of Intelsat and was set up with U.S.$713 million in assets. We hold an equity stake of 0.756% that represents an approximate investment of U.S.$7.7 million. Its aim is to provide satellite services for Direct Home Television (television signals transmitted directly to residential clients), video and interactive multimedia. We have improved the quality of our international services by installing terrestrial fiber optic networks and increasing investments in submarine fiber optic cable consortiums. As of the end of December 2002, we had approximately S/.136.01 million invested in submarine cable projects. Terrestrial fiber optic links were completed with Chile in 1995, with Bolivia in 1997, with Argentina in 1997, and with Ecuador in 1999. In addition, we have equity interests in the following submarine cable consortiums:

•	TPC-4 and TPC-5 cables, which link the U.S. and Japan and will provide us with direct routes to Asia;

•	the APCN Asia-Pacific System, which links the countries of Southeast Asia and Australia;

•	the Panamerican Cable project, which became operational in February 1999, links Chile, Peru, Ecuador, Colombia, Panama, Venezuela, the Caribbean and the Unites States;

•	the Columbus II, Columbus III, Americas I and Maya I Cables, which will connect the Panamerican

Cable with Europe and North America; and

•	The SAM-1, a submarine cable of latest technology and high capacity that connects the United States and South America. The initial capacity for Peru, which links Peru with the United States, became activated in December 2001.

Our 10.57% interest, representing a S/.85.8 million investment, in the Panamerican Cable project makes us the largest single shareholder in that project, and we have installed the cable’s connection point in Peru. Planned investments in the Panamerican Cable project constitute the majority of our total expected submarine cable investments. We expect that the Panamerican Cable will decrease our reliance on satellite transmission and thus reduce the cost of providing international long-distance services while improving call completion rates and overall service quality.

During 2002, we did not make any further investments in the area of satellite or maritime services. In 2002, we changed our method of participation in the maritime segment from an investment to a leasing expense based on the capacity used.

Discontinued Operations

Telephone Directory Advertising

Revenues from telephone directories represented approximately 2.5% of our total operating revenue in 2001. Effective February 8, 2002 in line with Telefónica’s worldwide business reorganization, we sold our interest in Telefónica Publicidad e Información Perú S.A.C. to Telefónica Publicidad e Información S.A., a subsidiary of Telefónica, focused on the telephone directory business, for U.S.$31.2 million.

Mobile Services

Until January 1, 2001, we provided mobile services to customers through our subsidiary, Telefónica Móviles S.A.C. Our mobile services included cellular telephone services under the trade names Moviline (for analog technology), Movistar (for CDMA digital technology), Movistar Activa (for prepaid digital service) and Movifacil (for prepaid analog services), as well as radio paging services under the trade name “Mensatel”. Operating revenues from mobile services represented approximately 17.4% of our total operating revenues for the fiscal year ended December 31, 2000. See “—History and Development of Company—Exchange Offers and Reorganization Transfers”.

Data Transmission Services

Until January 1, 2001, we provided data transmission services, which did not represent a significant percentage of total operating revenues for the fiscal year ended December 31, 2000. See “—History and Development of Company—Exchange Offers and Reorganization Transfers”.

Telephone Service Plans and Rates

New Service Plans

In March 2003, as a result of negotiations with OSIPTEL, we released a new set of service plans for fixed local telephony. The new plans allow customers to choose the one that best fits their consumer profile based on factors such as their ability to pay and their calling habits. These new service plans are available for new and old customers of classic line and limited-use line services. The tariffs and features approved for these new service plans are as shown in the table below in constant nuevos soles as of July 31, 1998, as stated in the concession contracts.

New Tariffs Plans (per-minute billing)[1]	Monthly fees approved in March 2003 (S/.)	Fixed local service traffic bundled in the rate	Call completion charge for bundled traffic	Fixed local service additional minutes
				Peak Hour rate (S/. per billing unit)		Off-peak Hour rate (S/. per billing unit)		Call completion charge
Plan 1	30.43	60 min.	1 min.	0.107		0.053		1 min.
Plan 2	49.49	270 min.	1 min.	0.098		0.049		1 min.
Plan 3	57.12	365 min.	1 min.	0.088		0.044		1 min.
Plan 4	64.74	470 min.	1 min.	0.081		0.040		1 min.
Plan 5	72.37	580 min.	1 min.	0.070		0.032		1 min.
Plan 6	41.87	Peak: 30 min. / Off-peak: 60 min.	1 min.	0.070		0.032		1 min.
Premium Line	91.43	Peak: 60 min. / Off-peak: unlimited	1 min.	0.070		N.A.		1 min.
Intranetwork Social Line	19.06	30 min.	N.A.	0.160	[2]	0.076	[2]	N.A.
Phonebox[3]	2.29	N.A.	N.A.	N.A.		N.A.		N.A.
Easyphone Plus	30.43	60 min.	N.A.	0.160	[2]	0.076	[2]	N.A.
New Tariffs Plans (per-second billing)[4]
Plan A	30.43	3600 sec.	30 sec.	0.00178		0.00089		30 sec.
Intranetwork Social Line	19.06	1800 sec.	N.A.	0.00267		0.00130		N.A.

N.A.: Not applicable

[1]	Plans that use minutes as a unit of measure to price and bill calls.
[2]	Additional fixed local traffic with Tarjeta 147 Card.
[3]	On an annual prepaid basis. Phonebox is a product that gives users their own telephone number by which they can receive voice messages without limit. They also have one daily free call to retrieve voice messages.
[4]	Plans that use seconds as the unit of measure to price and bill calls.

Plans 1 through 6, Premium line and Plan A, per-second billing, are service plans for classic lines, with no restrictions on use. Premium Line includes unlimited voice and Internet calls within our fixed local network from Monday through Friday from 8:00 pm to 8:00 am, and Saturdays, Sundays and holidays all day. Service plans for limited-use lines are Social line, Easyphone Plus and Intranetwork Social Line, per-second billing.

As of May 31, 2003, 362,234 customers have either switched to or newly subscribed to one of the new service plans.

Classic Lines

A classic line is the conventional service modality that gives customers access to telephony services without restrictions. Prior to 1998, classic lines were the only type of line available.

The rate for a classic line includes a monthly service charge to our customers, and 60 included local minutes. Additional minutes are charged at a rate that varies according to the time of day. Under the current rate structure, local calls during peak hours are generally twice as expensive as local calls during off-peak hours. In 2001, we decreased the peak period by three hours, changing the peak period from between 7:00 a.m. and 10:59 p.m., to between 7:00 a.m. and 7:59 p.m. In 2002, we decreased the peak period again to between 8:01 a.m. and 7:59 p.m. Monday to Friday and between 8:01 a.m. and 3:59 p.m. on Saturday.

Prepaid and Limited-Use Service Plans

Since the introduction of a three-year prepaid service in 1998, Teléfonos Populares or “Popular Telephone,” aimed at satisfying the telecommunications needs of low-income families, fixed prepaid telephone packages have represented a growing portion of total lines sold. In March 2001, “Super Popular Telephone” service began with four different options. Each option includes a telephone line, home installation, handset, maintenance, monthly service charges and Memovox voicemail service and a certain number of minutes for local calling during all hours. Customers may choose between 200, 330, 600 or 800 minute packages for a flat monthly fee of approximately U.S.$17, U.S.$19, U.S.$24 or U.S.$27, respectively. In September 2000, we launched “Fonofácil”, a prepaid line for S/.35 a month. This permitted the customer to receive calls and make calls using Tarjeta 147. Customers wishing to make long-distance calls or more local calls can use most prepaid phone cards of the type used in public telephones. This service grants customers greater control over telephone costs while allowing us to reduce uncollectible risk and unused capacity. The percentage of subscribers disconnected from the network from payment failures decreased to 6.4% of total subscribers in 2002 from 8.9% in 2001 due to our strict delinquent payment policies.

In May 1999, we introduced limited-use lines, which allow local calls to be made for a fixed payment. A flat monthly fee of approximately U.S.$20 entitles the customer to a package that includes 150 minutes of free local calls during peak hours (7:00 a.m. to 7:59 p.m.) and 300 minutes during off-peak hours (8:00 pm to 6:59 am, Monday to Saturday, and all day on Sunday and national holidays). Customers who want to make long-distance, cellular or additional local calls can use prepaid phone cards similar to those used at public telephones.

In May 1999, we launched additional limited-use plans offering different choices for the number of free calling minutes and monthly fees. The monthly fees stated below are effective in March 2003, and are stated in constant nuevos soles as of July 31, 1998, as stated in the concession contracts.

Service Plan	Free minutes	Monthly fee
Popular Telephone	—	47.74
Peak Hour	60	—
Off-Peak Hour	300	—
Line 70	—	56.87
Peak Hour	150	—
Off-Peak Hour	300	—
Line 100	—	81.26
Peak Hour	300	—
Off-Peak Hour	600	—
Initial Saving	200	53.17
Personal Saving	330	60.89
Family Saving	600	76.33
Maximum Saving	800	84.05
Superpopular A	200	52.61
Superpopular B	330	60.24
Superpopular C	600	75.50
Superpopular D	800	83.12
Fonofacil	0	26.69
New Fonofacil	0	30.50
Control 1 Plan	160	52.61
Control 2 Plan	260	60.24
Control 3 Plan	470	75.50
Control 4 Plan	570	83.21
Special Saving Plan	980	113.62
Internet Saving Plan	1180	128.88
Internet Saving Plus Plan	1490	151.75
Plus Line 0	100	53.31

Long-distance Rates

The price for domestic long-distance calls also varies according to the time of day and day of the week. Effective September 1998, all calls originating and terminating within the same political department were reclassified as local calls pursuant to a new structure for local calling areas due to the introduction of the new local areas structure. The price per billing interval for international long-distance also varies depending on the time of day, day of the week and the country called.

In addition to the establishment of new rates, we have restructured our long-distance rate structure. We now have a single rate for domestic long-distance service and a differentiated international long-distance rates for each of the following groups: USA, Argentina, Chile, Brazil, Cuba, America, Spain, Italy, Germany, Europe, China, Afghanistan/Pakistan/India, Japan and the rest of the world. Additionally, we have different rates for calls made to each of these countries with prepaid cards.

Calling Cards

In 1998 we launched the sale of prepaid phone cards called Tarjeta 147 that includes a new memory chip technology. The technology used by Tarjeta 147 prepaid cards is also useful for providing Internet service from residential telephone lines and in general allows the customer to make calls applying different rates depending on the destination and length of the call. In 2001, we improved the software platform for Tarjeta 147 and developed a new product called the “Chip Super Plus 147”, which facilitates dialing using the chip embedded in the card and can be used from residential telephone lines applying a certain code. The Chip Super Plus 147 also allows for transfer of prepaid minutes between cards. In 2002, sales of the Tarjeta 147 prepaid cards increased 6.8% from year-end 2001. In October 2001, we launched the prepaid card service Hola Perú with domestic and international coverage for both incoming and outgoing calls.

Other Services

The Memovox voicemail system offers clients a message reception service for a monthly charge of S/.2.83. During 2002, the number of Memovox devices increased to 958,931 from 830,699 in 2001.

In August 2001, we launched Speedy, a new high-speed Internet access service based on ADSL technology. ADSL technology permits simultaneous use of traditional telephone lines for telephone service and high-speed digital access to the Internet. In November 2001, we launched “Tarifa Plana a Internet”, a service providing access to the internet from Monday to Saturday, 7:00 p.m. to 7:00 a.m. and all day Sundays and national holidays for a flat monthly fee of U.S$25.

Our Customer Base

In 1998 and 1999 we experienced high increases in the level of uncollectible accounts from our customers due to an adverse economic environment as a result of external economic shocks, crises in emerging markets and the effects of El Niño. Since then, we have implemented a number of initiatives to improve the quality of our customer base and decrease overdue or uncollectible accounts. We have developed a model to identify and assess the level of credit risk and debt history of each new customer. Depending on the particular credit risk profile of each customer, we provide products and services tailored to limit exposure to credit risk, such as prepaid telephony services, credit limits or restrictions on long-distance services. For example, we launched new telephone lines with mechanisms to limit usage called Líneas Ahorro. We also monitor our service levels to prevent any deterioration in our overall credit quality profile.

In order to improve our collection processes, we have increased the number of service locations at which customers may pay their bills, and we have implemented automatic calling systems to remind customers of outstanding bills. We also offer to our customers the possibility to finance their overdue amounts and pay over an extended period of time. These new measures have reduced the risk of uncollectible accounts and allowed us to optimize the usage of available installed capacity.

To further manage the risk of uncollectible accounts, in 2002 we adopted a “retention retirement plan” which allows our customers to migrate at no additional charge from their current telephone service to a fixed charge plan. The plan also offers customers an opportunity to refinance any overdue debt. This plan was introduced as part of our larger strategy to make the process of managing and collecting fees from overdue clients more efficient.

With a view to ensuring client loyalty, we have focused on improving customer service. One important development was the opening of customer service multicenters. The multicenter concept emphasizes one of our main competitive advantages, which is that we are the company offering the widest range of telecommunications products and services in the country. Clients with a variety of telecommunications needs can now visit a single office, which is staffed with customer service specialists who are trained to provide integral solutions involving basic telephony, public telephony and cable television. In addition, in 2001, we launched Telefónica On-Line, an online interactive system that allows customers to request our products and services for fixed residential, business communications and public telephone services from home.

During 2002, lines in service grew 5% to 1,815 thousand lines from 1,722 thousand lines in 2001. Our segmentation strategy permitted us to penetrate the low-income segment due to the popularity of limited-use and prepaid lines, which reached approximately 647,000 lines on December 31, 2002. To become more responsive to our customer’s needs and tailor our services appropriately, we strengthened the management of Residencial VIP, catering to our high-income residential customers, Residencial Medio, catering to our medium-income residential customers, and Residencial Masivo, catering to other residential customers. We also divided the business services segment into Large Clients, catering to large businesses, PYMES, catering to small to medium-sized businesses and Sohos, catering to home offices and sole proprietorships. These structures allow us to market our services effectively to our current and potential customers and design products that meet their needs.

Traffic

We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We anticipate further growth in traffic carried on the domestic network due to increases in international traffic, data communications, Internet traffic and value-added services, such as voicemail. We also expect that domestic and international long-distance traffic, as a percentage of total revenues, is likely to continue to decrease as a result of increased competition and the related rate reductions. See Item 5: “Operating and Financial Review and Prospects—Overview”.

Technological Advancements

In recent years, we have increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology which has improved the quality and efficiency of the network, accommodated higher traffic levels, required less maintenance and permitted us to offer a broad range of voice, text and data applications simultaneously on the same network. In 1995, we completed our conversion from a microwave network using an analog switching and transmission system to a digital network that employs both microwave transmission through the “Synchronous Digital Hierarchy” protocol and fiber optic cable technology. We have modernized our domestic long-distance network by installing several thousand kilometers of fiber optic cable for domestic long-distance transmission between major cities. By the end of 1999, we had replaced 100% of our analog exchanges in the Lima metropolitan area with digital exchanges. Of new lines installed during 2002, 100% were connected to digital exchanges, and at December 31, 2002, approximately 96% of all lines in service were connected to digital exchanges. We plan to continue to invest in ADSL technology. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings”.

Competition

As of December 2002, we had 99.6% of the telephone lines in service and 97% of the traffic volume of fixed local telephone services used our lines. AT&T Perú was our main competitor in basic telephony services, with 0.4% and 3% of the lines in service and traffic volume respectively. Up until now, AT&T Perú’s main commercial strategy has been to focus on a corporate clientele, orienting their services to customers with large dial-up Internet and incoming traffic volumes, such as internet service providers. However, assuming that the interoperability system (as discussed in Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Amendments to the regulation of Peru’s telecommunications markets and the resulting increased competition in those markets have and will continue to have a material adverse effect on our results of operations”) goes into effect, in the foreseeable future, AT&T Perú could begin to compete with us for residential customers through the use of prepaid phone cards. The extent of such competition from AT&T Perú will depend on the actual interoperability system ruling. We do not anticipate however, that AT&T Perú’s capacity to compete will be constrained by the current financial situation of its parent company (AT&T Latinoamérica) involving Chapter 11 bankruptcy, given AT&T Perú’s healthy financial performance and the low marginal capital expenditures necessary to compete.

Americatel, a subsidiary of Entel Chile and a Telecom Italia Group affiliate—like the mobile operator TIM Perú, is our main competitor as a long-distance carrier under the multi-carrier system with 10% and 20% average market shares in 2002 for domestic and international long-distance services, respectively. AT&T Perú and Nortek are our second largest competitors as a long-distance multi-carrier with respect to the multi-carrier system and in the market for prepaid calling cards, respectively. Due mainly to the launch of the multi-carrier system during 2002, our rates for domestic long-distance services decreased by 5% and for international long-distance services decreased by 35% due to competition. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Teléfonica del Peru—Amendments to the regulation of Peru’s telecommunications markets and the resulting increased competition in those markets have and will continue to have a material adverse effect on our results of operations” and see “—Regulatory Matters—Multi-carrier System”.

As of December 2002, we provided 98% of the total public telephony service in Peru. Our main competitor in this area was Bellsouth del Perú, which provides service through its cellular network and had 1.8% of the market share. Bellsouth del Perú’s strategy has been to allocate its payphones in heavy traffic urban areas, primarily in Lima.

Cable television licenses are issued on a non-exclusive basis to several different operators in the same area. According to our own estimates as of December 2002, Telefónica Multimedia held an 89% market share nationwide based on its subscriber base. Cable Express, a local operator, is our main competitor with an estimated 6% of the market share. Telefónica Multimedia’s strategy is to rely on a strong differentiation in the quality of its programming contents, for which it has signed agreements with several international (i.e. HBO Ole Partners, Turner Broadcasting System Latin America, Inc., ESPN, Inc.) and local content providers.

In 2002, our market share for dedicated data and Internet access was estimated to be 45% in terms of total market revenues. AT&T Perú was our main competitor, holding an estimated 20% of the market share. For broadband, we held a 95% market share in terms of the customer base, providing Speedy (ADSL-based) and CableNet (cable modem-based) brands.

Regulatory Matters

Overview

We are a regulated operator in Peru. The operation of the telecommunications market in Peru has been and is subject to laws and regulation.

The provision of telecommunications services in Peru is regulated by the Ministry and by OSIPTEL. The Ministry has the authority, among other things, to grant concessions and to impose sanctions for infringements of the Telecommunications Law. Pursuant to the Telecommunications Law, OSIPTEL was created as an independent regulatory body charged with overseeing the implementation of the State Contracts. In this capacity, OSIPTEL oversees and reviews on a regular basis the expansion, penetration, service quality and tariff structure mandates set forth in the State Contracts; it enforces sanctions for infringements relating to concessions and it resolves disputes between operators. The board of directors of OSIPTEL consists of six members who are appointed by the government. Pursuant to the OSIPTEL Regulation, action by OSIPTEL’s board requires a majority vote on all matters.

We provide telecommunications services based on concessions granted by the Ministry pursuant to State Contracts entered into between the Ministry and each of CPT and ENTEL on May 16, 1994. These agreements were previously approved by Supreme Decree N°11-94-TCC, dated May 16, 1994 and were later modified by Supreme Decree N°21-98-MTC (“Decree 21”) on August 5, 1998.

The concession agreements, as modified by Decree 21, contain, among others, the following provisions:

(a)	The services rendered by the concession agreements include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

(b)	The concession term is for 20 years, which may be renewed totally or partially at our request. Total renewal is for a further 20-year period. Partial renewal is for periods of up to five additional years to the concession term. Once a regulated operator chose either a partial or total renewal modality, they could not switch. In our case, we selected a partial renewal modality, which would allow us to renew our term every five-years from the effective date, up to a maximum of 20 years.

A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

(c)	For the purpose of adjusting the telephone rates (“tariff-rebalancing”), a non-renewable, limited concurrent five-year term (June 1999) for fixed local telephone service and both domestic and international long-distance carrier service was established. Subsequently, and following our request, through Supreme Decree N21-98-MTC dated August 5, 1998, the term of the limited concurrent period was shortened. At the same time, a revised tariff structure was imposed, which established maximum rates and replaced the tariff-rebalancing system.

(d)	A price cap system, based on specified formulas, was created that became effective as of September 2001. See Item 3. Risk Factors “—Our concessions contracts require us to make ongoing rate reductions that adversely affect our financial results.”

(e)	The obligation to enter, with the consent of OSIPTEL, into interconnection agreements with other companies rendering carrier and final services, as well as with those providing telecommunications services.

(f)	Certain obligations regarding fixed local telephone service and both domestic and international long-distance telephone services, related to quality improvement of the service rendered and the expansion plan. In Supreme Decree 21-98-MTC, the Peruvian government has recognized that these obligations have been satisfactorily complied with.

Telefónica Multimedia holds a 20-year concession for cable television services for Lima and other areas of Peru (pursuant to Resolution No. 108-93-MTC/15.17 and 030-96-MTC/15.17). The earliest date in which Telefónica Multimedia’s concessions expire is 2013.

The State Contracts have the status of contract-law, which, under Peruvian law, are treated like contracts between private parties and, accordingly, may not be modified or terminated by the state through subsequent legislation or regulation, except as provided in such contracts. However, under the terms of the State Contracts, the Ministry may, when in the public interest, unilaterally modify the terms of the State Contracts:

•	as such terms relate to the Ministry’s international telecommunications policy; and

•	where necessary in order to comply with international laws, treaties or conventions.

Any such unilateral modifications must be carried out in accordance with certain administrative procedures, which provide for public comment on any proposed changes. To date, the Ministry has not made or attempted to make any unilateral modification to the State Contracts.

In accordance with Decree 013-93-TCC and its regulations, telephone concessionaires are required to pay the fees and rates, as set forth below.

Taxes and Fees	Beneficiary	Percentage
Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0	%(1)
Contributions for supervision services	OSIPTEL	0.5	%(2)
Commercial service usage rate	Ministry	0.5	%(3)

(1)	Computed as a percentage of the final and carrier telephone services.
(2)	Computed as a percentage of annual revenues invoiced and collected for all different telecommunication services
(3)	Computed as percentage of all different telecommunications services under concession and/or authorization.

Liberalization of Telecommunications Services

Pursuant to the State Contracts entered into in 1994, we had the right to provide fixed local and long-distance telephone services as well as international carrier services on an exclusive basis until June 27, 1999. The original terms of the State Contracts provided for tariff-rebalancing system to be in effect until the end of the exclusivity period, after which such system would be replaced with a price cap system based on a productivity factor, revised every three years.

For several decades, Peru has been a full member of GATT and at the end of 1994, it signed the articles which created the World Trade Organization (WTO). Peru accepted and signed in April 1997, the IV General Agreement on Trade in Services (GATS) that included a schedule of specific commitments for basic telecommunications services and the Annex on Telecommunications (GATS/SC/69/Suplpl.1). By virtue of this agreement, the Council for Trade in Services was established on February 5, 1998, the date Article IV of the GATS went into effect.

The Peruvian government assumed commitments, which are considered supernational laws, which cannot be abrogated or unilaterally modified by the government, by changes in the government, nor by changes to the constitutions of any of the member countries. Accordingly, for telecommunications services, the Government presented its schedule of commitments to the WTO about maintining the limited competition period in fixed local telephone service and long distance telephone service until June 1999 while opening other telecommunications services to full competition from either domestic or foreign investors, without distinctions in treatment between the two. Subsequently, the government reduced the period of limited competition to July 1998, when Peru increased its commitments under the schedule of commitments submitted to the WTO.

On August 5, 1998, the Peruvian government published Decree No. 021-98-MTC (“Decree 21”), modifying, with our approval, the State Contracts entered into as of 1994. Decree 21 opened up the market for fixed local and long-distance services to competition approximately one year earlier than originally stipulated in the State Contracts due to the fact that goals for expansion and quality were already met. Decree 21 postponed the implementation of the price cap system for three years, but in the meanwhile replaced the tariff-rebalancing system with a revised tariff structure, which established maximum rates based on the current rate of inflation. Decree 21 established that the revised tariff structure would be in effect from August 1998 to August 2001, after which time the price cap structure would go into effect.

Decree 21 also expanded the size of local service areas so that they encompassed entire political departments rather than smaller urban centers, hence making it cheaper for customers to call longer distances at a local rate. In 1998, the Peruvian government also published Decree No. 020-98-MTC (“Decree 20”), which implemented certain of the modifications to the State Contracts made by Decree 21.

Pursuant to Decree 20, in the case of long-distance services, each concessionaire agrees to provide such services to at least five cities with a minimum of 50,000 inhabitants each and located in five different provinces. These expansion requirements must be met within a period of two years using the concessionaire’s own infrastructure and at least one switching center. In the case of fixed local service, the minimum expansion plan requires the concessionaire to increase telephone lines in its area of operation by an amount equal to at least 5% of the total lines installed by the largest operator in such area, with at least 10% of new lines installed outside of the most populated city in the area of operation. Concessions are also granted on a limited basis for radio frequencies under a competitive bidding process.

In March 2003, the Ministry modified Decree 20 by Decree 015-2003-MTC (“Decree 15”), to relax the expansion requirements for new entrants into the local fixed telephony and long-distance services market. Rather than having to comply with the minimum expansion plan within two years, new entrants now have five years to comply (although this time frame may be adjusted depending on demand). Also, Decree 15 eliminated the expansion requirements for anywhere outside of the Lima metropolitan area and reduced the minimal concession area to a province political while maintaining the department political as a local area. Decree 15 did not modify any of the terms of our State Contracts, and only applied to our competitors.

Local and Long-distance Services

Tariff-rebalancing Structure

Prior to 1994, rates for local and long-distance telephone services under a privatized market were significantly unbalanced in comparison to the costs of providing such services, with local service rates being heavily subsidized by domestic and international long-distance rates. In addition, installation fees significantly exceeded equivalent charges by operators in other countries. The tariff levels originally mandated under the State Contracts sought to gradually rebalance telephone service charges by significantly increasing monthly service charges while lowering measured service charges, particularly for long-distance. The State Contract also mandated the gradual reduction of installation fees and elimination of the distinction in fees charged to residential customers and commercial customers. The State Contracts provided that tariffs charged at any point in time for telephone services may fluctuate within a band 5% above and 15% below established maximum levels set forth therein, and that we could adjust our rates on a quarterly basis (subject to the set maximum levels) in accordance with changes in inflation as measured by the CPI. In addition, if the CPI varied by more than 10% at any given time during the quarter, the State Contracts permitted us to appeal to the OSIPTEL for an immediate rate adjustment.

The maximum tariffs were determined according to two formulas contained in the State Contracts. The first formula applied the required yearly increases and decreases, as the case may be, on an approximate prorata basis for each quarter. The second formula additionally adjusted rates to take account of changes in the CPI during the preceding quarter. At the end of each quarter, we were required to submit to OSIPTEL a proposal for the tariffs to be charged for the following quarter. The quarterly periods referred to herein for the purpose of adjusting tariffs do not coincide with fiscal quarters. OSIPTEL reviewed on an ongoing basis the weighted average tariff charged to users in order to monitor compliance with the maximum tariff levels.

First Tariff Review

Effective August 1, 1998, Decree 21 required OSIPTEL to replace the old tariff-rebalancing system with a new revised tariff structure, which would be in effect through August 2001. As stipulated by the State Contracts, the revised tariff structure set maximum rates for local and long-distance telephone services based on the rate of inflation as measured by the CPI. For a list of the rates and fees approved during the period of August 1998 to May 2003, see “—Regulatory Matters—Rates” below.

Current Price Cap Structure

As of September 2001, pursuant to the State Contracts as modified by Decree 21, a price cap system went into effect, further restricting price increases and requiring overall rate reductions for certain services. This new system adopted a price cap formula, adjusted quarterly, for three regulated baskets as defined by the State Contracts. These three baskets are: (1) connection fees, (2) monthly fixed fees and local usage fees, and (3) domestic and international long-distance usage fees. The price cap formula took into account, among others, the rate of inflation as measured by the CPI and a “productivity factor” which, pursuant to the terms of the State Contracts, would be adjusted every three years. The formula allows us to increase tariffs up to the difference between the CPI and the productivity factor, equaling the gains in productivity of our business relative to the gains in productivity of the rest of the economy. We are still permitted under the price cap system to adjust our rates on a on a quarterly basis (subject to the maximum levels established by OSIPTEL) in accordance with changes in inflation.

OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be 6% annually, equivalent to 1.535% quarterly. As a result of the price cap formula, we have decreased our tariffs seven times, in September and December of 2001, March, June September and December of 2002 and again in March of 2003. The three service baskets rates have decreased by 11.6%. During this period, we also increased the length of the off-peak hours. However, we have initiated arbitration proceedings against OSIPTEL on the basis that the productivity factor is erroneous. See Item 8: “Legal Disputes—Proceedings with OSIPTEL.”

Rates

The following table sets forth our rates and fees approved for the periods effective from June 1, 1998 to July 31, 1998 (as determined under the tariff-rebalancing system), August 1, 1998 to August 2001 (as determined under the revised tariff system) and September 2001 to the present (as determined under the current price cap system). The rates and fees are stated in constant nuevos soles of July 31, 1998.

	June 1, 1998- July 31, 1998	Aug. 1, 1998- Dec. 31, 1998	% Var.	Jan. 1999- Aug. 2001	Sept. 2001- Nov. 2001	% Var.	Dec. 2002- Feb. 2002	March 2002- May 2002	% Var.
Installation:
Residential	732.86	441.00	(39.8)%	437.58	432.53	(1.2)%	427.97	419.15	(2.1)%
Commercial	862.36	441.00	(48.9)%	437.58	432.53	(1.2)%	427.97	419.15	(2.1)%
Monthly service charges(1):
Residential	43.49	43.22	(0.6)	46.31	45.67	(1.4)%	45.92	45.93	0.0%
Commercial	47.78	47.48	(0.6)	46.31	45.67	(1.4)%	45.92	45.93	0.0%
Measured service charges(2):
Local	0.073	0.078	6.2%	0.077	0.077	(0.6)%	0.077	0.077	0.0%
Local off-peak	0.037	0.039	4.7%	0.039	0.038	(3.0)%	0.039	0.038	(2.4)%
Domestic long-distance	0.601	0.512	(14.8)%	0.511	0.512	0.3%	0.499	0.490	(1.7)%
International long-distance	3.381	2.323	(31.3)%	2.305	2.310	0.2%	2.227	2.143	(3.8)%

	June 2002- August 2002	Sept. 2002- Nov. 2002	% Var.	Dec. 2002- Feb. 2003	March 2003- May 2003	% Var.
Installation:
Residential	410.04	403.89	(1.5)%	398.97	386.91	(3.0)%
Commercial	410.04	403.89	(1.5)%	398.97	386.91	(3.0)%
Monthly service charges(1):
Residential	45.64	44.99	(1.4)%	44.86	44.06	(1.8)%
Commercial	45.64	44.99	(1.4)%	44.86	44.06	(1.8)%
Measured service charges(2):
Local	0.077	0.075	(1.8)%	0.073	0.070	(4.3)%
Local off-peak	0.038	0.038	(0.6)%	0.037	0.032	(11.6)%
Domestic long-distance	0.494	0.529	7.0%	0.529	0.490	(7.4)%
International long-distance	2.072	1.862	(10.1)%	1.860	1.800	(3.2)%

(1)	Includes free local calling time equal to 60 billing minutes.

(2)	Applies to call completion charge equal to a one-minute interval. Price per billing interval is stated as a weighted average of traffic during peak and off-peak hours. For local and long-distance calls, a billing interval is one minute.

Interconnection Charges

The Interconnection Regulation came into effect on January 16, 1998, pursuant to Resolution No. 001-98-CD, establishing that established operators must provide at least one point of interconnection in each local area for local-to-local, long-distance-to-local and long-distance-to-long-distance interconnections. The charges for interconnection services are freely negotiable between the parties and are calculated based on interconnection costs, contributions to the lender of local service and a reasonable profit margin. However, if the parties are unable to reach an agreement, interconnection charges established by OSIPTEL will be applied. Furthermore, OSIPTEL has the authority to establish ceilings on the amount of interconnection rates that may be charged.

At the opening of the market to competition by Decree 20, OSIPTEL established the maximum interconnection rate based upon the analysis of policies applied in other countries. Pursuant to Resolution No. 018-98-CD/OSIPTEL, dated October 5, 1998, OSIPTEL set the maximum and default interconnection charges at U.S.$0.015 per minute as the evening rate for interconnection to local fixed telephone networks and U.S.$0.029 for interconnection to all other public telecommunication services. In November 30, 2000, pursuant to Regulation No. 61-2000-CD/OSIPTEL reduced the maximum interconnection charge for local fixed telephone networks from U.S.$0.029 per minute to U.S.$0.0168 per minute, priced by each second rather than rounded to the nearest upper minute. This reduction became effective as of January 1, 2001. Subsequently, pursuant to Regulation No. 029-2001-CD, dated June 27, 2001, the maximum weighted average interconnection charge for local fixed telephone networks was further reduced from U.S.$0.0168 to U.S.$0.014 per minute, priced by the second. This further reduction became into effect as of July 1, 2001.

In order to establish a maximum interconnection charge based on cost-related information, we asked OSIPTEL to set the interconnection charge on the basis of a Long Run Incremental Cost (LRIC) model provided by us and subsequently approved by OSIPTEL. As a result, the maximum interconnection charge was reduced to U.S.$0.01208 per minute, priced by the second. The new rate adopted is lower than what we initially assumed in our cost model, but higher than the rate that OSIPTEL would have set based on its previous international benchmark methodology. The new rate went into effect April 1, 2003.

Multi-carrier System

Pursuant to Decree 20 (as regulated by Resolution No. 006-99-CD/OSIPTEL, dated April 14, 1999) subscribers have the right to select long-distance carriers in advance, but then all long-distance telephone calls are made, by default, through that carrier. In addition, under the new multi-carrier system effective April 2002, subscribers have the right to select long-distance carriers on a per-call basis, such that a subscriber could opt to select a different carrier for each long-distance call made.

Long-distance Carrier Change Fees

Pursuant to Resolution No. 036/99-CD, dated December 14, 1999, OSIPTEL set the maximum amount to be paid when a subscriber changes long-distance carriers at U.S.$5.00 (not including taxes). Subscribers must pay this fee each time they select another long-distance carrier.

Resolution No. 037/99-CD, dated December 14, 1999, permitted long-distance concessionaires, including us, to recover from subscribers up to an industry total of U.S.$13.3 million in costs that they invested up-front for the expansion and development of the telecommunications network in Peru. The concessionaires who invested may then recover their costs by collecting over a five-year period per minute charges set at U.S.$0.0026 for 1999, 2000 and 2001, U.S.$0.0038 for 2002 and U.S.$0.0043 on outgoing calls, subject to modification.

Expansion and Service Requirements

The State Contracts set forth certain mandatory expansion objectives (on a cumulative basis) with regards to the installation of additional lines and public telephones in the Lima metropolitan area and the rest of Peru that we agreed to achieve and maintain through 1998.

We met all of our yearly additional line installation requirements under the State Contracts by December 31, 1998, and by 2002, we had installed 2,028,913 lines on a cumulative basis. The State Contracts required that we provide public telephone service by June 27, 1999, to each of the 1,494 population centers listed therein as having more than 500 inhabitants. In 1994, we initiated a program to expedite the expansion of rural telephone service and as of December 31, 1999, we provided public telephone service to essentially all of the 1,494 locations. By July 2002, we had expanded the public telephony service up to 1,611 population centers, with 167 of them being serviced through local fixed networks instead of single public telephones. By the end of 2002, 3,244 and 107,280 public telephones had been installed in rural and urban areas, respectively.

In addition to the expansion mandates, the State Contracts provide that we must also improve service quality through 2003. These service quality mandates require us, among other things, to increase our percentage of completed calls, reduce network failure, reduce waiting time for operator assistance and, beginning in 1998, reduce waiting time for responding to new service requests in urban areas (excluding prepaid phone service and special promotions in which the connection fee is reduced by 20% or more). The mandates for responding to new service requests are described in the chart below.

Years Ended December 31,	Service Requests Which Must be Met Within Waiting Time (%)	Waiting Time
2000	95	1 month
2001	96	15 days
2002	97	10 days
2003	98	5 days

We are in compliance with our expansion and service mandates. We file compliance reports with OSIPTEL:

•	on a monthly basis with respect to call efficiency, operator assisted calls, failures allowed and repairs; and

•	on a quarterly basis with respect to waiting time for installation.

Cable Television

OSIPTEL also regulates and oversees the regulation of cable broadcasting. Pursuant to the Telecommunications Law, concessions for cable broadcasting are granted for 20-year terms. Our cable television concessions were granted in 1993 for Lima and in 1996 and 2001 for seven other Peruvian provinces. The Regulations require that cable companies maintain certain technical and quality standards. In December 2002, OSIPTEL published a project with modifications to the regulation regarding Telecommunications Public Services Usage Conditions aimed at imposing more obligations to public service operators. These modifications are likely to increase some of the operating costs of our cable television business. We anticipate that OSIPTEL will publish further quality-related standards for cable television service providers. With the exception of the regulations discussed above, cable broadcasting is a substantially unregulated business.

Compliance

The State Contracts provide that repeated noncompliance with certain of the mandates set forth therein, such as adherence to service requirements, maximum rates for tariffs and interconnection charges and international telecommunications obligations, among others, could result in one or more of the concessions being revoked or limited. Although the State Contracts originally imposed significant monetary penalties for noncompliance with the expansionary requirements, these penalties no longer apply to us since we have already complied with all such requirements. The State Contracts impose monetary penalties for non-compliance with service quality requirements applicable only up to 2003. Temporary or permanent revocation of any of our concessions could have a material adverse effect on our financial condition and results of operations. See Item 3: “Key Information—Risk Factors”.

OSIPTEL has sought to impose penalties on us under the State Contracts on two occasions in 1994, during the beginning of privatization, over disagreements regarding adherence to service requirements and rules of reporting. We appealed both decisions and both were decided in our favor on appeal and the penalties were not allowed. Since then, OSIPTEL has not sought to impose any further penalties.

C. Organizational Structure

As of the date of Form 20-F, Telefónica, the Spanish international telecommunications and media company, owns indirectly approximately 97% of all our outstanding shares. The remaining 3% of our capital is owned by holders not affiliated with Telefónica. Our capital stock is owned by Telefónica Internacional, S.A., which is 100% held by Telefónica, and Telefónica Perú Holding S.A.C. Telefónica Internacional owns 99.99% interest of Telefónica Perú Holding S.A.C.

The following is a list of our significant subsidiaries, all of which are incorporated in Peru:

Name of affiliates(1)	Year of Incorporation	Ownership Interest
Telefónica Multimedia S.A.C.	1995	99.99%
Telefónica Servicios Integrados S.A.C.	1996	99.99%
Transporte Urgente de Mensajería S.A.C.	1998	99.99%
Telefónica Servicios Comerciales S.A.C.	1999	99.90%
Telefónica Soluciones Globales Holding S.A.C.	2000	99.90%
Telefónica Servicios Digitales S.A.C.	2000	51.00%
Servicios Editoriales del Perú S.A.C.	2000	99.99%
Servicios Globales de Telecomunicaciones S.A.C.	2001	99.99%
Telefónica Servicios Técnicos S.A.C.	2001	99.99%

(1)	We also hold a substantial interest in Teleatento del Perú S.A.C. and Espectacular S.A.C.

The objective of each one of these affiliates is described below:

Telefónica Multimedia S.A.C. provides cable television services.

Telefónica Servicios Integrados S.A.C. provides telecommunications services related to computer and communications systems to develop and support bank products, provide services to commercial distribution channels, provide access to internet and other domestic and international networks, provide advanced information systems for the development, operation and marketing of Infovía or other telecommunications networks and provide advanced and value-added services.

Transporte Urgente de Mensajería S.A.C. provides, among others, general, local, domestic and international courier services, collection, delivery services, special courier services, labeling, flier distribution and sorting of electronic mail.

Telefónica Servicios Comerciales S.A.C. provides marketing of all types of telecommunications goods and services.

Telefónica Soluciones Globales Holding S.A.C. handles commercial activities related to investments and possession of all types of goods, including the purchase, sale, administration and custody of personal and real property, investment in shares, and bonds and other securities.

Telefónica Servicios Digitales S.A.C. converts and processes document images and offers consulting services on converted and stored images.

Servicios Editoriales del Perú S.A.C. handles the publication, design, distribution and other activities related to the production of all types of publications and printed material and coordinates advertising on television, radio, panels and other mass media.

Servicios Globales de Telecomunicaciones S.A.C. provides general services for telecommunications and radio communications.

Telefónica Servicios Técnicos S.A.C. handles the commercialization, advising, installation and rendering services for equipment and telecommunication network maintenance.

D. Property, plant and equipment.

Our principal properties consist of numerous buildings and telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. Exchanges include local exchanges, “toll” exchanges that connect local exchanges to long-distance transmission facilities and “tandem” exchanges that connect local exchanges with each other and with toll exchanges.

Our properties are located throughout Peru, principally in the Lima metropolitan area. Of the net book value of our total fixed assets as of December 31, 2002:

•	telephone plant and equipment represented approximately 83.8%;

•	land and buildings represented approximately 11.7%; and

•	work in progress and equipment in transit represented approximately 4.2%.

We believe that such assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

By the end of December 2002, we replaced almost all electro-mechanical and semi-electronic exchanges with digital exchanges, and our digitalization rate was approximately 96%. Crossbar exchanges will remain in use thereafter only in local exchanges. In 2001, we invested in the platform and software for the intelligent network in connection with basic telephone services and we installed 14,000 new public telephones. In 2002, we continued our expansion of the service network for broadband (ADSL) and the launch the Speedy Internet service and our Internet connection through cable television, called CableNet. We purchase our materials and supplies from a number of suppliers. We believe that there are sufficient alternative sources of equipment so that interruption of any one source would be unlikely to cause a significant disturbance to our investment plan.

At December 31, 2002, the value of our material fixed assets was S/.6,233 million. In addition, we had S/.29.1 million of assets acquired through lease financing, primarily buildings and vehicle acquisitions. At December 31, 2002, the number of installed lines was 2,028,913, of which 89% corresponded to utilized plants (1,815,139 plants in service).

For more information on our property, plant and equipment, see “—Business Overview”.

Item 5. Operating and Financial Review and Prospects

In addition to the management discussion below, you should carefully read our Consolidated Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us. We prepare our financial statements in accordance with Peruvian GAAP. Peruvian GAAP differs from

U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Notes 38, 39 and 40 to our Consolidated Annual Financial Statements.

Introduction; Presentation of Financial Information

We are a provider of fixed local, domestic and international long-distance, cable television, business communications and other telecommunications services in Peru.

Factors Affecting Our Consolidated Results of Operations

Peruvian Political and Economic Environment

As a Peruvian company with all of our operations in Peru, our financial condition and results of operation have been, and will continue to be, influenced by the economic, political and social environment in Peru. We believe that continued growth in the demand and customer base for our services in Peru will be influenced by the growth rate of the Peruvian economy as well as the nation’s economic, political and regulatory policies.

During the period from 1997 to 2002, Peru experienced intermittent periods of economic growth and contraction, as a result of external factors, including but not limited to, interest rates in global financial markets, the impact of changes in international prices of commodities, low growth affecting the United States and other trading partners, and the impact of changes in the credit ratings of Peruvian sovereign bonds. Peru’s economy is also affected by internal factors, including but not limited to, general current economic, business or political events in Peru, natural occurrences such as El Niño, earthquakes and floods, depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, and the level of foreign direct and portfolio investment.

The economic and monetary program implemented by the Peruvian government during the early 1990s achieved a drastic reduction in inflation and liberalized interest rates and eliminated exchange rate controls. Since 1992, the Peruvian government also privatized most of its assets, including those in finance, fishing, electricity, mining and telecommunications. As a result of the privatization program undertaken by the government, the public sector currently plays a more limited role than it did in previous decades. The more than 258 privatizations completed in Peru since 1992 have generated revenues of approximately U.S.$9.8 billion during that period and almost U.S.$9 billion in private investments associated with those programs.

President Toledo, who assumed presidency in July 2001, implemented numerous proposals to stimulate Peru’s economy, including privatization and a fiscal austerity program. In 2001, the Peruvian government completed 14 privatization and concession-granting processes for a value of U.S.$255 million and generated U.S.$97 million in investment projects. Nonetheless, although Toledo’s policies spurred moderate economic growth in the fourth quarter of 2001 and the first quarter of 2002, certain of his social and economic priorities have been met with political resistance. For example, in June 2002, in response to protests and political opposition in Arequipa and Tacna to the sale of power generation companies Egasa S.A. (Generación Eléctrica de Arequipa, S.A.) and Egesur, S.A. (Generación Eléctrica del Sur, S.A.), the Peruvian government suspended the sale of the two companies and the privatization process. Regional authorities also challenged the sale.

As of January 1, 2003, Peru’s centralized government system now includes 25 new regional governments governed by locally elected officials. APRA, the second largest party in Congress, won 12 out of 25 presidencies, whereas Perú Posible led by current President Toledo, only won two. While this political shift is not expected to impact Peru’s economic, regulatory or political policies in the immediate short-term, it is uncertain how this will affect Peru in the long-term. However, Peru is a member of the WTO and has signed GATS, in which Peru committed to a schedule to open up their telecommunications market to competition. These international agreements are supranational laws that cannot be changed by subsequent governments or changes in Peru’s constitution.

We believe that Peru’s macroeconomic indicators appear to be positive in 2003. Peru’s GDP is forecasted to grow 4.5% in 2003, based on a predicted strong performance in non-primary sectors such as construction and manufacturing. Private investment in Peru posted its first positive growth in four years, increasing by 0.7% in real terms in 2002, and this was bolstered by a rise in capital imports and continued growth in bank lending to the private sector. Depreciation is expected to remain low, below 2%. In general, the inflation rate in Peru has fallen from 5.5% in 1999 to 1.52% in 2002. Although inflation has already exceeded the 2.5% target rate for 2003 due to price pressures caused by a recent hike in oil prices, the Peruvian monetary authority views this situation as temporary. However, as a result, the government faces pressure to lower taxes on domestic fuels and other goods, which may compromise Peru’s fiscal targets for 2003. Due to challenges that the Toledo administration faces with regards to certain socially sensitive aspects of its economic agenda, such as privatization, the Peruvian government may push for higher levels of external borrowing in 2003. Unpredictable factors such as weather conditions, mining and gas developments in Peru’s primary sectors and the state of global emerging markets will influence Peru’s economic growth this year.

See Item 3: “Key Information—Risk Factors—Risk Factors Related to Peru—We are affected by changes in the political climate in Peru to the extent that such changes affect the nation’s economic and regulatory policies” and “—Peru’s economic conditions have an impact on our business, operations and the market price of our Class B shares and ADSs”.

Inflation and Depreciation

Although our business and results of operations are affected by the economic environment in Peru in general, we are particularly affected by certain economic indicators such as inflation and depreciation of the nuevo sol. During 2002, 2001, 2000 and 1999, depreciation of the nuevo sol with regard to the U.S. dollar, and inflation in accordance with the National Wholesale Price Index, were as follows:

Year	Depreciation (appreciation)	Inflation (deflation)
1999	11.20%	5.50%
2000	0.50%	3.80%
2001	(2.30)%	(2.20)%
2002	2.00%	1.70%

Inflation affects our financial statements through the effect of exposure of our monetary assets and liabilities to inflation. Our financial results are impacted by inflation/deflation every year in the line item “other income, expenses” is adjusted to take into account the loss from exposure to inflation and deflation.

Increasing Competition

Competition as a result of the opening of the telecommunications market in Peru has adversely affected our domestic and international long-distance telephony segments. Although the overall demand for fixed local and long-distance services has increased in Peru over the years, our revenues from domestic long-distance services decreased from 8.6% in 2000 to 7.2% of total operating revenues in 2002, while revenues from international long-distance services decreased from 9.5% in 2000 to 5.2% in 2002. The decrease in revenues in these areas is due to a combination of a reduction in net settlement revenues, the impact of the multi-carrier system, and a reduction in the maximum tariffs and interconnection charges that we are permitted to charge. We expect that our long-distance revenues will continue to fall as a percentage of our operating revenues. Furthermore, although competition has only had a negligible impact thus far on our fixed local telephone revenues, we expect that this will change in the future as the regulatory authorities have committed themselves to strengthening competition in this particular market. For example, the Ministry has recently published a draft proposal regarding the introduction of an interoperability system, which, if adopted, would allow other operators to access our fixed local network. The proposal is currently under review and revision, as we have noted certain discrepancies between the proposal and the current regulatory framework that we have raised with the Ministry.

See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Amendments to the regulation of Peru’s telecommunications markets and the resulting increased competition in those markets will continue to have a materially adverse effect on our results of operations”. Our growth and results of operations in these areas will depend significantly on our ability to increase the amount of our overall traffic, compete for new customers, control costs, minimize uncollectible accounts, control the rate of churn and expand services in other areas such as broadband (ADSL).

Ongoing reduction in tariffs

The tariff scheme for local and long-distance telephony services plays a key role in our operating and financial results. Our fixed local and long distance telephony tariffs are subject to a price cap structure, based on inflation and a productivity factor to be determined and set by OSIPTEL every three years. In March 2003, as part of our negotiated agreement with OSIPTEL, we released a set of new service plans for fixed local telephony. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates”.

Our results of operations are vulnerable to the possibility of future changes to the tariff structure and the productivity factor imposed by OSIPTEL. Tariff reductions of differing scopes and magnitudes may continue for a number of years and while we intend to continue to strive to control operating costs and improve productivity, those costs may not offset, in whole or in part, the decline in operating margins that may result in the mid to long-term. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our concession contracts require us to make ongoing tariff reductions which adversely affects our financial results”.

Traffic

We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We expect that there will be further growth in traffic carried on the domestic network due to increases in international traffic, data communications, internet traffic and value-added services, such as voicemail. We also expect that local, domestic long-distance and international traffic, as a percentage of total revenues, is likely to continue to change as a result of increased competition in the Peruvian telecommunications market and the related rate reductions.

Technological Investments

We have committed ourselves to investing in our ADSL technology and the acquisition and installation of lines in broadband as the most significant of our capital expenditures over the next few years. We believe that in the future, revenues from broadband services will grow and come to represent an increasingly larger portion of our total operating revenues. In general, business communications and cable television are growing rapidly, and as they mature over the next few years, we believe that their operations will experience increases in efficiency and productivity, especially taking into the account the fact that these areas are subject to less regulation in general than telephony services.

Customer Base

We have adopted a business strategy to partially offset lower long-distance revenues by providing a wider variety of service plans and product options to meet the different needs of high, middle and low-income clients. We expect to continue to pursue the development of products tailored to high credit risk customers, such as limited-use phones and prepaid phone cards, in order to minimize the amount of uncollectible accounts. We are also pursuing more effective and efficient methods of collecting overdue debt and helping customers refinance such debt.

Discussion of Critical Accounting Estimates and Policies

The preparation of our financial statements requires us to make estimates and judgments that could affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Consequently, our reported financial condition and results of operations will vary depending on the accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

Revenues, costs and expenses recognition. Revenues for all telephone services are recognized in the period in which the services are rendered, as measured primarily by the minutes of traffic processed. Local, domestic and international long-distance fixed telephone services are billed monthly based on a cyclical system. Services not billed from the day of closing of the billing to the last day in the month, are included in the next cyclical billing. The rights and obligations arising from commercial operations with interconnection operators and carriers abroad for international long-distance services are recorded monthly for the estimated accrued value. When the final liquidations for participation in incoming and outgoing call traffic are received, the provision is annulled and the net transaction amounts are recorded. Revenues and costs from telephone lines installation are recognized at the time the related contracts are signed, except in the case of the Popular Telephone service, in which the installation revenues and costs are recognized during the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

Allowance for doubtful accounts. The allowance for doubtful accounts in trade accounts receivable is charged to income and is determined based upon the aging of the accounts receivables unpaid for more than four months from the invoicing date. The allowance is recorded in the general administrative expenses caption of the consolidated statement of income. In our opinion, this procedure permits a reasonable estimation of the allowance for doubtful accounts, considering the clients’ characteristics in Peru.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Certain assets of ENTEL Peru were revalued according to appraisal values set by independent appraisers as of December 31, 1992. The surplus arising from this revaluation was credited to the shareholders’ equity. Depreciation is computed on a straight-line basis over estimated useful lives.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. Maintenance and minor renewals are charged to expenses as incurred. Major improvements and renewals are capitalized. Direct payroll and allocated overhead costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the property and plant under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress also includes the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are finished and put into operational use.

Provisions and contingencies. A provision is recognized when, and only when, we and our subsidiaries have a current legal obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. When the effect of time in the value of money is important, the amount of the liability is the present value of the expenses that we expect to incur in order to cancel the liability. Possible contingencies are not recognized in the Consolidated Annual Financial Statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Income tax and workers’ profit sharing. Income tax and workers’ profit sharing are determined in accordance with tax and legal regulations in force in Peru. The income tax rate and workers participation are 27% and 10%, respectively. However, we determine the income tax and workers’ profit sharing by applying rates of 30% and 10%, respectively, because of the tax stability agreement signed with the Peruvian government, see note 26 to the Consolidated Annual Financial Statements. In addition, deferred income tax and workers’ profit sharing are recognized using the balance sheet method. According to the balance method:

•	deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the rate we expect to liquidate such taxes;

•	the deferred assets are reduced, if necessary, in the amount of those tax benefits (credits) which, according to available evidence, are estimated to not be realizable.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting in taxable income or expense for income tax and workers’ profit sharing. Temporary differences ordinarily become taxable income or deductible assets when the related asset is recovered or the related liability is settled. A deferred tax liability or deductible asset represents the amount of taxes payable or refundable in future years. In accordance with the corresponding accounting standard, we determine our deferred tax based on the tax rate applicable to their non-distributed-profits. Any additional tax on profit distribution is recorded on the date in which such distribution is agreed.

In accordance with Resolution 110-99-EF-94.10 of CONASEV, we began recording on December 31, 1999, the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.149,565,000 as of December 31, 1997 (constant nuevos soles as of December 31, 2002) of which one-sixth is recorded as a charge to retained earnings until the accumulated effect is fully recognized. As of December 31, 2002, 2001 and 2000 we have recognized approximately S/.105,208,000, S/.80,840,000 and S/.56,717,000, respectively, of such accumulated effect.

Impairment of assets. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we revise the property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the respective value in use which is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Transactions in foreign currency. Foreign currency assets and liabilities are stated in local currency at free market exchange rates prevailing at the date of the consolidated balance sheet. The gain or loss related to transactions in foreign currency is recorded in the consolidated statement of income.

Intangible assets. Intangible assets are measured initially at cost. An intangible asset is recognized if it is probably that the future economic benefits attributable to the asset will flow to us and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives, which is five-years. The amortization period and the amortization method are reviewed at the end of each year.

Peruvian GAAP

Peruvian GAAP requires that the financial statements be adjusted for inflation using the Indice de Precios al por Mayor, or the IPM, the Peruvian equivalent to the National Wholesale Price Index. See note 5(a) to the Consolidated Annual Financial Statements. For purposes of the discussion of operating revenue contained in this section, tariffs as adjusted by the CPI have also been restated in constant nuevos soles as of December 31, 2002, by using the IPM. The CPI and IPM generally follow the same pattern but have varied slightly in the past. As a result, the magnitude of tariff changes presented in this section may differ slightly from the magnitude of tariff changes established by the State Contracts. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Local and Long-distance Services”. Unless otherwise indicated, all financial data are presented in thousands of constant nuevos soles as of December 31, 2002.

New Accounting Pronouncements

The following is a discussion of significant new accounting pronouncements under U.S. GAAP and Peruvian GAAP and a discussion of SAB No. 101 in relation to our financial results.

New Accounting Pronouncements Under U.S. GAAP

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 is not applicable to our earnings or financial position.

Accounting for Impairment and Disposal of Certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Certain Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”, and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less the cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after January 1, 2002. SFAS No. 144 is not applicable to our earnings or financial position.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002 and are to be applied prospectively.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FSAB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 is not applicable to our earnings or financial position.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003.

In our opinion, the adoption of provisions of the rules described under “—New Accounting Pronouncements Under U.S. GAAP” will not have a material effect on our net income or shareholders’ equity under U.S. GAAP.

New Accounting Pronouncements Under Peruvian GAAP

Recognition and Measurement of Financial Instruments

The CNC approved International Accounting Standard (“IAS”) 39, “Recognition and Measurement of Financial Instruments” in May 2001 and application of IAS 39 became effective under Peruvian GAAP on January 1, 2003. IAS 39 requires that all financial assets (including derivatives) must be recognized at cost value, and subsequently revalued at the estimated fair value, with the exception of loans, investments held to maturity or financial investments whose values cannot be ascertained by the market, which will be recognized at cost. In the case of financial liabilities, only derivatives and liabilities held for trading will be considered at the estimated fair value. The company can recognize the estimated fair value changes in the consolidated statement of income corresponding to the period, or, instead, only record in such statement the changes of the instruments held for trading, recording the changes of the other instruments directly to shareholders’ equity. The standard also establishes that the effects of hedging operations must be recognized in the consolidated statements of income in order to offset the changes in the underlying assets that are being hedged. Since the application of IAS 39 became effective subsequent to the date of the Consolidated Annual Financial Statements, its respective effects have not been estimated or included in such financial statements.

Investments in Property

The CNC approved IAS 40, “Investments in Property” in May 2001 and application of IAS 40 became effective under Peruvian GAAP on January 1, 2002. IAS 40 requires that one of the following recording methods must be applied with regards to lease income generated from investments in property:

(i)	estimated market value, and any change in such value must be reflected in the income statement or (ii), cost, disclosing the estimated market value in a note to the consolidated financial statements. The chosen method must be applied to all investments in real estate held by the entity. The adoption of provisions of IAS 40 did not have a material effect on our Consolidated Annual Financial Statements.

SAB No. 101—Revenue Recognition

On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition” to provide guidance on recognition, presentation and disclosure of revenue in financial statements. On March 24, 2000, the SEC issued SAB No. 101A which delayed the required adoption date for SAB No. 101 and allowed calendar year-end companies to adopt the new standard no later than the quarter ended June 30, 2000.

Under Peruvian GAAP, we currently recognize installation fees to the extent of the direct cost incurred while under U.S. GAAP and following SAB 101, installation fees and the related expenses should be deferred and amortized over the expected life of the customers. The impact of adopting SAB 101 effective January 1, 2000 for U.S. GAAP purposes was S/.174.7 million.

We currently recognize installation fees to the extent of direct costs incurred. SAB No. 101 requires us to defer and amortize installation fees over the expected life of the customer. This change in accounting principle required us, since the annual report for the fiscal year ending December 31, 2001, to restate year 2000 interim periods so that the change is reported as a cumulative effect as of the beginning of the year in our U.S. GAAP reconciliation. Note 39 to our Consolidated Annual Financial Statements quantifies the impact of adopting SAB No. 101 on our U.S. GAAP reconciliation.

A. Results of Operations

The following table sets forth our operating revenues from continuing operations for the periods indicated for each category of service shown and the percentage that each category contributes to total operating revenues. See our Consolidated Annual Financial Statements for operating revenues from discontinued operations from the years indicated below.

	Fiscal Years Ending December 31,(1) (constant nuevos soles)
	2000		2001		2002
Fixed local telephone services:
Monthly service charges(3)	826,401	21.9%	822,853	22.8%	867,824	25.1%
Measured service charges(3)	721,668	19.1%	683,383	18.9%	616,017	17.8%
Installation fees	14,135	0.4%	13,936	0.4%	20,416	0.6%
Other	68,676	1.8%	76,657	2.1%	93,420	2.7%

Total	1,630,880	43.2%	1,596,829	44.2%	1,597,677	46.2%

International long-distance telephone services:
Incoming traffic revenues	233,719	6.2%	176,551	4.9%	80,041	2.4%
Net outgoing traffic revenues(1)	118,947	3.1%	115,308	3.2%	69,204	2.0%
Others(3)	6,998	0.2%	8,616	0.2%	29,000	0.8%

Total	359,664	9.5%	300,476	8.3%	178,245	5.2%

Domestic long-distance telephone services(3)	325,537	8.6%	299,271	8.3%	249,895	7.2%
Public telephone services	666,621	17.6%	683,293	18.9%	745,845	21.6%
Cable television	251,534	6.7%	271,870	7.5%	294,310	8.5%
Business communications	251,075	6.6%	196,631	5.4%	199,540	5.8%
Telephone directory advertising(2)	97,647	2.6%	88,432	2.4%	—	—

Others (Interconnection and services granted to related parties)(3)	198,017	5.2%	178,363	5.0%	191,571	5.5%

Total operating revenues	3,780,975	100.0%	3,615,164	100.0%	3,457,083	100.0%

(1)	Calculated net of payments by us to foreign carriers for the portion of an outgoing call carried over such carriers’ network.

(2)	As of February 8, 2002 this business is no longer part of our company.

(3)	Includes reclassifications in 2000 and 2001 of fixed local telephone services to International long-distance, domestic long-distance (both for Tarjeta 147) and Interconnection and Others for Tarjeta 147, and for Fixed-to-Mobile Traffic and Mobile-to-Fixed Traffic.

The following table sets forth our operating expenses for the periods indicated for each category shown and the percentage each category contributes to total operating expenses.

	Fiscal Years Ending December 31, (constant nuevos soles)
	2000		2001		2002
Personnel	544,514	22.5%	473,676	18.0%	395,505	15.0%
General and administrative	863,406	35.6%	968,573	36.9%	921,665	34.9%
Depreciation and Amortization	841,890	34.7%	962,073	36.6%	974,786	36.9%
Technology transfer and management fee from shareholder	275,838	11.4%	167,607	6.4%	230,304	8.7%
Materials and supplies	53,721	2.2%	59,067	2.2%	54,826	2.1%
Shared service center expenses(1)	—	—	120,077	4.6%	110,411	4.2%
Capitalization of costs for telephone plant construction	(155,630)	(6.4)%	(124,052)	(4.7)%	(46,839)	(1.8)%

Total operating expenses	2,423,739	100%	2,627,021	100%	2,640,658	100%

(1)	This line items includes costs associated with outsourcing services to Telefónica Gestión de Servicios Compartidos beginning from 2001.

Comparison of Results of Operations For the Fiscal Years Ending December 31, 2002 and 2001

Operating Revenues

Operating revenues from continuing operations decreased to S/.3,457 million in 2002 from S/.3,615 million in 2001, representing a 4.4% decrease. This decrease was attributable to a 28.6% reduction in combined international and domestic long-distance telephone revenues, as discussed below. In addition, we sold our telephone directory advertising segment to Telefónica Publicidad e Información (TPI) on February 8, 2002. Absent that sale, our operating revenues from continuing operations only decreased 2%. The impact of the long-distance telephone segment was partially offset by an increase in revenues from public and rural telephony (9.2%), cable television (8.3%), other operating revenues (7.4%) and business communications (1.5%), as discussed below. Revenues from local telephony remained almost unchanged in 2002 compared to the previous year.

Fixed local telephone services

Fixed local telephone services primarily consist of measured service charges, monthly service charges, installation fees, and other services. The amount of revenue from fixed local services depends on:

•	the volume of local telephone traffic (as measured by the number of minutes);

•	the number of new lines installed;

•	the number of billable lines in service; and

•	the rates we charge.

Fixed local telephone service revenues increased to S/.1,598 million in 2002 from S/.1,597 million in 2001, representing a 0.1% increase. This increase was due to a 5% increase in the number of lines in service, which offset the reduction of rates due to the application of the productivity factor, and lower revenues from measured service charges.

Monthly service charges. Monthly service revenues include the monthly basic charges for classic lines and prepaid limited-use lines. The amount of revenue depends on the rates we charge and the number of billable lines in service. Revenues from monthly service charges increased to S/.867.8 million in 2002 from S/.822.9 million in 2001, representing a 5.5% increase due to a 5.0% increase in the number of lines in service, partially offset by a decline in rates.

Measured service charges. Measured service includes revenues that we collect from local calls made by our classic line and limited use line customers and a portion of our prepaid card sales for voice, data or internet communication. Measured service revenues from classic lines derive from locals calls made by our customers, once they have used all their local minutes included in the monthly service charge. Measured service revenues from limited use lines derive from the number of local minutes included in the service plan. Measured service revenues from prepaid cards are allocated to fixed local telephone services based on the amount of local traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Both classic line and limited use line customers can use Tarjeta 147, but the latter’s usage outweighs the former’s. Measured service revenues depend first on the volume of fixed-to-fixed local telephone traffic from our classic lines as measured by the total number of minutes and the rates that we charge. Measured service revenues from limited lines depend second on the number of limited use plans purchased by our customers and the number of minutes included in the plan. In general, limited-use line customers consume fewer telephone services than classic line customers, so that the portion of revenues from limited-use lines are less than classic lines.

Revenues from measured local service decreased to S/.616 million in 2002 from S/.683 million in 2001, representing a 9.9% decrease. The decrease in revenues was partly due to a 10.6% reduction in the fixed-to-fixed local voice telephone traffic from classic line customers. The amount of traffic fell because classic lines as a percentage of the total billable lines decreased from 67.6% in 2001 to 61.8% in 2002 as a result of the increasing popularity of limited-use lines. The decrease was also partly due to a 20.8% reduction of telephone internet traffic billed under measured service rates, as customers have switched to ADSL and to Flat Tariff plans. This decrease was partially offset by an increase in revenues from limited-use line customers.

Installation. Revenues from installation fees consist primarily of fees for installation of new phone lines. Revenues depend on the number of new lines installed and the installation rate that we charge. Revenues from installation fees increased to S/.20.4 million in 2002 from S/.13.9 million in 2001, representing a 46.5% increase. This increase was due to a 38% increase in the number of new lines installed in 2002 compared to 2001. Our installation fee rates decreased in 2002 compared to 2001, due to the application of the productivity factor.

Other. Revenues from other services consist of fees from Memovox and three-party conferencing, among others. See Item 4: “Information on the Company—Business Overview—Service Plans and Rates”. Revenues increased to S/.93.4 million in 2002 from S/.76.7 million in 2001, representing a 22% increase. This increase was due to an increase in consumer demand from massive campaigns promoting plans containing supplementary phone services such as Memovox and three party conferencing at reduced rates. For example, Memovoxes in service increased 15% to 958,931 in 2002 from 830,699 in 2001.

International long-distance telephone services

International long-distance services consists of incoming and outgoing international telephone traffic and switched transit traffic throughout Peru. The amount of revenues depends on the following:

•	the volume of incoming and outgoing international telephone traffic (as measured by the number of minutes);

•	the rates that we charge our customers;

•	the settlement rates agreed to with various international carriers; and

•	the volume of sales of our prepaid phone cards.

International long-distance telephony revenues decreased to S/.178.2 million in 2002 from S/.300.5 million in 2001, representing a 41% decrease.

Incoming traffic revenues. Incoming traffic revenues consist of the measured service charge for an incoming international long distance call. Revenues from incoming international long-distance traffic decreased to S/.80 million in 2002 from S/.177 million in 2001, representing a 55% decrease. This decrease was caused by increased competition and the entrance of new telecommunications operators, which reduced the volume of our incoming traffic by 15% in 2002 compared to 2001. In response to such competition, we reduced the weighted average tariffs by 24%, compared to 2001.

Outgoing traffic revenues. Outgoing traffic revenues consist of the measured service charge for an outgoing international long distance call. Revenues from international long-distance outgoing traffic decreased to S/.69 million in 2002 from S/.115 million in 2001, representing a 40% decrease. In April 2002, the multi-carrier system began, which allowed consumers to choose their long-distance operator on a per call basis. This was a further initiative by OSIPTEL to open the telecommunications markets to competition. Previously, since November 1999, customers had to preselect their long-distance carriers. In response to this increased competition, we launched massive promotional campaigns, such as Habla lo que quieres, Vamos a medias and El Perú y el Mundo a S/0.10. These campaigns generated a 7% increase in the volume of outgoing international traffic, and a reduction of the average tariff by 35%.

Others. Revenues from other international long distance come from Tarjeta 147, Tarjeta Hola Perú and other sources such as rental fees from international operators for the use of our circuits. Revenues from prepaid cards are allocated to international outgoing calls based on the amount of international traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Revenues increased by 237% in 2002 to S/.29.0 million from S/.8.6 million in 2001. This increase was due to revenues from Tarjeta Hola Perú, which began generating a meaningful amount of traffic in October 2001.

Domestic long-distance telephone services

The amount of revenues from domestic long-distance services depends on:

•	the rates that we charge our customers;

•	the volume of domestic long-distance traffic (as measured by the number of minutes); and

•	the volume of sales of our prepaid phone cards.

Revenues from domestic long-distance decreased to S/.249.9 million in 2002 from S/.299.3 million in 2001, representing a 16.5% decrease. In April 2002, the multi-carrier system, which allows customers to select their long-distance carrier on a per call basis, heralded a new era of increased competition, as competing long-distance carriers commenced aggressive marketing campaigns, consisting of widespread advertising and low rates directed at residential customers. The increased popularity of limited use lines also affected revenues because customers under those plans consume less in telephone services than classic line customers. In addition, demand by consumers for fixed line domestic long-distance traffic has been substituted by mobile phone traffic, public telephone traffic and prepaid phone cards. As a result, the volume of our domestic long-distance traffic has been reduced by 11% and we have reduced our rates by 5% to remain competitive.

Revenues from prepaid cards are allocated to domestic long-distance based on the amount of domestic long-distance traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month.

Public telephone services

Public telephone services primarily consist of the operation of telephones, which accept both coins and prepaid cards, as well as the sale of telephone cards and advertising on booths and on telephone cards. The amount of revenues from public telephone services depends on:

•	the number of public telephones in service;

•	the volume of traffic (measured in terms of both number of calls and minutes);

•	the rates charged per call and per minute; and

•	the volume of sales of our prepaid phone cards

Revenues from prepaid cards are allocated to public telephone service based on the amount of public telephone traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month.

Revenues from public telephone services increased to S/.745.8 million in 2002 from S/.683.3 million, representing a 9.2% increase. This increase was due principally to a 12.2% increase in the number of public telephones in service in 2002 compared to 2001. The volume of traffic from interior public telephones, which constitute 89% of our public telephones, increased by 3% in 2002 from 2001. Other factors increasing revenues are the success of promotional campaigns, with increased consumer demand, the adoption of automated collection systems and continued public telephone maintenance and refurbishment of public telephones, which lowered the ratio of malfunctioning telephones. We have approximately a 94% market share based on the number of public telephones in the Lima metropolitan area and we are the only provider of public telephone services outside of that area.

Cable television

Cable television services are provided through our wholly-owned subsidiary Telefónica Multimedia S.A.C.. The amount of revenues from Telefónica Multimedia for cable television and CableNet broadband cable internet connection services depend primarily on:

•	the number of subscribers;

•	the rates that we charge for various service and program options;

•	installation fees charged to new subscribers; and

•	advertising revenues.

Revenues from Telefónica Multimedia increased to S/.294.3 million in 2002 from S/.271.9 million in 2001,

representing an increase of 8.3%. The primary revenues from Telefónica Multimedia are as follows:

Cable Television. Revenues from cable television services come from monthly access fees. Revenues increased to S/.249.2 million in 2002 from S/.230.8 million in 2001, representing an increase of 8%. Although the number of cable subscribers slightly decreased by 0.50%, the increase in cable television revenues was due to the success of our efforts aimed at detecting non-authorized users and improving the ratio of billed clients to total recipients of cable television services, which reached 91.6% in 2002, compared to 87% in 2001.

CableNet. CableNet revenues are derived from monthly access fees and installation fees, which comprise 4% of the revenues of Telefónica Multimedia. CableNet revenues increased by 132.6% to S/.11.7 million in 2002 from S/.5.03 million in 2001, due to an increase in commercial customers seeking to reduce their internet connection costs. The number of subscribers increased to 13,589 in 2002 from 5,362 subscribers in 2001. We reduced the monthly CableNet fee to U.S.$35 in 2002 from U.S.$40 in 2001.

Advertising. Advertising revenues represent 10.0% of the revenues of Telefónica Multimedia. Revenues decreased to S/.30 million in 2002 from S/.31.3 in 2001, representing a 3.7% decrease. Telefónica Multimedia regained its status as one of the principal providers of advertising space in Peruvian television, with an estimated market share of 12% of Peruvian television advertising revenues in 2002.

Business communications

Our revenues for business communications are derived from our data transmission services including, Digired and ADSL, among others, from the commercialization of ISDN lines and from the sale or leasing of telephone exchanges. The amount of our revenues is determined by:

•	rates and prices charged for various services and products; and

•	the quantity of our services and products sold or leased to customers.

Business communication revenues increased to S/.200 million in 2002 from S/.197 million in 2001, representing a 1.5% increase. This increase was primarily due to an over ten-fold increase in demand for ADSL-based service, which grew from 1,875 accesses as of December 2001 to 20,800 accesses as of December 2002. ADSL-based services comprise of 15% of total business communications revenues. The increase in revenues from ADSL-based services was offset by a 24% reduction of revenues from Digired by third parties as a result of transferring to IP/VPN networks. Revenues from ISDN and telephone exchanges in 2002 combined remained close to 2001 levels. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications.”

Other (Interconnection and services granted to related parties)

Revenues under this line item increased to S/.191.6 million in 2002 from S/.178.4 million in 2001, representing a 7.4% increase. These revenues stem from interconnection services provided to other telephone operators and services granted to related companies.

The amount of interconnection revenues is determined by:

•	the number of fixed, long-distance multi-carrier and mobile telephone calls that need to be interconnected; and

•	the interconnection rates we charge, which are contractually negotiated among telephone operators but also capped at a maximum default charge established by OSIPTEL.

The increase in revenues under this line item was due primarily to 16% higher revenues arising from interconnection charges for connecting other telecommunications operators to our system to S/.88.7 million in 2002 from S/.76.2 million in 2001. The increase in interconnection charges was due to the introduction of the multi-carrier system in April 2002, which generated greater carrier activity in the long-distance market. The increased revenues generated from interconnection charges partially offset decreases in our long-distance revenues as a result of the multi-carrier system. There are now seven long-distance operators who participate in the multi-carrier system and 18 who offer prepaid phone cards. Currently we have interconnection relationships with 35 operators, compared to only 27 operators in 2001. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Interconnection From Other Operators.”

Cost of Sales and Operating Expenses

Cost of sales and operating expenses primarily consist of general and administrative expenses, personnel expenses and depreciation. Operating expenses from continuing operations increased to S/.2,641 million in 2002 from S/.2,627 million in 2001, representing a 0.5% increase. Although personnel expenses decreased by S/.78 million (16.5%), general and administrative expenses decreased by S/.47 million (4.8%) and provisions for uncollectibles decreased by S/.25 million (17.3%), these decreases in operating expenses were offset by an increase in depreciation by S/.13 million (1.3%) and a reduction in capitalized expenses by S/.77 million (62.2%) in 2002 compared to 2001.

Personnel

Personnel expenses are determined by:

•	salaries and benefits paid to each employee; and

•	the number of employees.

Personnel expenses decreased to S/.395.5 million in 2002 from S/.473.7 million in 2001, representing a 16.5% decrease due to (1) S/.40 million (10% of total personnel expenses) reduction in expenses from the early retirement program, (2) S/.5 million (1.3% of total personnel expenses) in reduced personnel expenses due to the labor strike which ended on September 11, 2002 and (3) S/.13 million (3.3% of personnel expenses) due to reductions in our labor force. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) decreased by 12% to 3,366 employees at year-end 2002 from 3,823 employees at year-end 2001.

General and administrative

General and administrative expenses includes services rendered by third parties (consisting of expenses for leases, maintenance and repairs, among others), provisions for doubtful accounts, taxes and sundry management charges. General and administrative expenses decreased to S/.921.7 million in 2002 from S/.968.6 million in 2001, representing a 4.8% decrease. This decrease was due to a policy of stricter cost controls and reductions in the level of expenses related to this line item.

Provisions for doubtful accounts, as included under general and administrative expenses, decreased to S/.117.7 million, or 3.4% of revenues in 2002 from S/.142.4 million, or 3.9% of revenues in 2001, representing a 17.3% decrease. However, this decline was offset by an increase in allowance for doubtful accounts by S/.25.9 million, as included under the line item “other expenses, net”. See Note 31 of the Consolidated Annual Financial Statements.

Depreciation and Amortization

Depreciation and amortization increased to S/.974.8 million in 2002 from S/.962.1 million in 2001, representing a 1.3% increase. These higher expenses were due to new activations in our billed plant. On December 31, 2002, work in progress was S/.264 million, while on December 31, 2001, work in progress was S/.555 million.

The increase in our active lines in service increased the base upon which we calculate our depreciation, resulting in a higher depreciable average plant, and higher depreciation costs.

Technology transfer and management fee from shareholder

Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to management contracts. Under the management contract, we pay Telefónica Internacional a quarterly technology transfer fee of 1.0% of our operating revenues as well as a quarterly management fee of 9% of our operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties. These fees increased 37.4% to S/.230.3 million in 2002 from S/.167.6 million in 2001. The management fee is paid on a quarterly basis only if we meet certain financial criteria. In 2002, the criteria was satisfied in three quarter and the management fee was paid three times that year. In 2001, the management fee was only paid twice because we did not satisfy the criteria during two quarters, which led to an increase in the fee payment in 2002.

Materials and supplies

Expenses related to materials and supplies include expenses associated with projects for business communications, including the sales of telephone exchanges and fuel costs for our vehicles, among others. Materials and supplies expenses decreased to S/.54.8 million in 2002 from S/.59.1 million in 2001, representing a 7.2% decrease. This was due to a variety of factors, including a decrease in costs for sales of Centrales y Proyectos Integrales (projects associated with the business communications segment). The decrease in materials and supplies expenses was also due to a decrease in costs related to the sales of telephone exchanges, due to the fact that our sales in telephone exchanges remained stagnant in 2002. In addition, expenses decreased due to the transfer from gasoline-consuming vehicles to natural gas-consuming vehicles, reducing overall costs related to our automotive plant.

Shared service center expenses

Shared service center expenses include refundable costs and payments made to Telefónica Gestión de Servicios Compartidos, S.A.C. pursuant to a service contract for the provision of administrative services. These expenses decreased 8.0% to S/.110.4 million in 2002 from S/.120.07 million in 2001. The decrease was principally due to reductions in payments under the service contract negotiated with Telefónica Gestión de Servicios Compartidos, S.A.C. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Other Contracts”.

Capitalization of costs for telephone plant construction

Capitalization of costs for telephone plant construction represents the value of work performed for and capitalized as part of fixed assets. This amount decreased to S/.46.8 million in 2002 from S/.124.0 million in 2001, representing a 62.2% decrease. This decrease was primarily due to an overall policy of decreasing investments in 2002 compared to 2001. In accordance with a more conservative investment policy, investments decreased 48.3% in 2002 to S/.317 million from S/.612.4 million in 2001.

Operating Income

Operating income decreased to S/.816.4 million in 2002 from S/.988.1 million in 2001, representing a 17.4% decrease. This was primarily due to lower revenues from domestic and international long-distance calls and decreased capitalization in the amount of own work capitalized.

Other Income, Expenses

Non-operating loss (“other income, expenses”) decreased to S/.514.9 million in 2002 from S/.764.7 million in 2001, representing a 32.7% decline. The reduction was due to the following:

•	Expenses decreased in 2001 by S/.158 million a result of Telefónica’s reorganization along business lines and the technological changes in the telecommunications industry in 2001, by which we assessed the realization of certain assets and reviewed certain internal processes. A provision was made based mainly on differences between physical inventories and operative balances due to obsolete and missing items, as well as intercompany balances that arose from the 2001 reorganization process resulting in our assumption of the expenses involved.

•	In 2001, we requested a “Special Payment in Installments and Penalty Regime” for our outstanding tax debts related to the commission over public telephones, which were not deductible for tax purposes. This amount, S/.47,289,000, was recorded in 2001 under “others, net”.

•	During 2001, due to technological factors, we retired and disconnected telephone plant equipment for approximately S/.20,398,000. This retirement was recorded under “others, net”.

•	Financial expenses decreased to S/.228 million in 2002 from S/.337 million in 2001, representing a 32.4% decrease or S/.109 million. This was due to a reduction in debt by S/.1,464 million in 2002.

•	Early retirement charges increased to S/.65.1 million in 2002 from S/.32.0 million in 2001, representing a 103.3% increase. This increase was mainly as a result of the impact that our early retirement program had in June 2002, due to charges taken then for early retirement costs throughout the year.

Gain (Loss) From Exposure to Inflation/Deflation

The amount adjusted for inflation loss decreased to S/.16.1 million in 2002 from S/.60.1 million in 2001. This decrease was due to the effect of the devaluation of the nuevo sol by 2.0% against the U.S. dollar and the increase in the IPM by 1.67% in 2002.

Workers’ Profit Sharing Expense and Income Tax

Workers’ profit sharing expense is calculated as a percentage of income before income tax and workers’ profit sharing, while income tax is determined as the larger of the income tax rate 30% or the alternative minimum tax rate of 2% of total assets, excluding certain investments and certain property, plant and equipment and adjusted for inflation. Workers’ profit sharing expense and income tax decreased to S/.254.8 million in 2002 from S/.310.4 million in 2001, representing a 17.9% decrease. The reduction was mainly due to adjustments made to our taxable income in 2001, which did not occur in 2002.

Net Income

Net income was S/.30.6 million in 2002 compared to a net loss of S/.147.5 million in 2001. This was mainly due to a decline in non-operating expenses, which included a 35.7% decrease in inflation gain and financing expenses to S/.531 million in 2002 from S/. 825 million in 2001. The increase in net income was also due to a decrease in the amounts spent on income taxes and workers’ profit sharing to S/.255 million in 2002 from S/.310 million in 2001, representing a 17.9%% decrease. These improvements compensated for operating results which decreased to S/.816 million in 2002 from S/.988 million in 2001, representing a 17.4% decrease.

Comparison of Results of Operations For the Fiscal Years Ending December 31, 2001 and 2000

Operating Revenues

Operating revenues from continuing operations decreased to S/.3,615 million in 2001 from S/.3,781 million in 2000, representing a 4.4% decrease. This reduction resulted primarily from a 12.5% decrease in long-distance telephone service revenues and a 2.1% decrease in local telephone service revenues, as discussed below. These decreases were offset in part by higher revenues in cable television and public telephone services, which increased 8.1% and 2.5%, respectively from 2000, as discussed below.

Fixed local telephone services

Local telephone service revenues decreased to S/.1,597 million in 2001 from S/.1,631 million in 2000, representing a 2.1% decrease. The reduction was due to a reduction in revenues from measured service charges, monthly service charges and installation fees.

Monthly service charge. Monthly service revenues decreased 0.4% to S/.823 million in 2001 from S/.826 in 2002. This was caused by a reduction of the rates charged due to the application of the productivity factor, set at 6% annually or 1.535% quarterly, and offset by the increase of 1.5% in the billed lines in service.

Measured service charges. Revenues from measured local service decreased 5.3% to S/.683 million in 2001 from S/.722 million in 2000. This was due to a decrease in traffic by 7.6% in 2001 compared to 2000, mainly due to the increase of limited use lines as a portion of all lines in service. This decrease was also caused by a reduction in the rates charged in 2001 from 2000, due to the application of the productivity factor and the increase of 3 hours in the off-peak rate schedule beginning September 10, 2001.

Installation. Revenues from installation fees decreased to S/.13.9 million in 2001 from S/.14.1 million in 2000, representing a 1.4% decrease. This reduction was mainly due to a 4% decrease in the average installation price in 2001 compared to 2000, due to the application of the productivity factor and the consequent mandatory fee reductions.

Others. Revenues from other services includes charges for Memovox and three-party conferencing, among others. These revenues increased 11.6% to S/.76.7 million in 2001 from S/.68.7 million in 2000. This increase was due to an increased in demand by large companies for telephone plans which contained supplementary services such as Memovox, and three-party conferencing at reduced rates. For example, Memovox increased 11% to 830,699 in 2001 from 746,846 in 2000.

International long-distance telephone services

International long-distance revenues decreased by 16.5% to S/.300.5 million in 2001 from S/.359.7 million in 2000. This was due to decreases in the weighted average tariff rates charged for incoming and outgoing traffic.

Incoming traffic. International long-distance revenues from incoming traffic decreased 24.5% to S/.177 million in 2001 from S/.234 million in 2000. This decrease is due to the reduction by 36% in the weighted average tariff offset by a 32% increase in the amount of billed traffic. The preselection system regulation, which took effect on July 21, 1999, encouraged the development of local break out operations and increased competition, requiring us to reduce our rates to remain competitive.

Outgoing traffic. Revenues from net outgoing traffic declined 3.1% to S/.115 million in 2001 from S/.119 million in 2000. This reduction was primarily due to a 13% decrease in the outgoing weighted average tariffs to S/.1.95 per minute in 2001 from S/.2.21 per minute in 2000. This tariff decrease was primarily due to competition from other operators. This decrease was partially offset by a corresponding decrease in expenses.

Average settlement rates decreased 31% in 2001 compared to 2000 which also affected our international long-distance revenues. In addition, traffic pursuant to settlement agreements decreased 9%. Due to an imbalance between the company’s outgoing and incoming international calls, the reductions in settlement rates had a negative effect on the company’s international long-distance revenues.

Others. Revenues from others increased 23% to S/.8.6 million in 2001 from S/.7.0 million in 2000. This was due to the growing demand for the prepaid card Tarjeta 147.

Domestic long-distance telephone services

Revenues from domestic long-distance decreased to S/.299 million in 2001 from S/.326 million in 2000, representing a 8.1% decrease. This reduction was due primarily to a 3.6% decrease in the weighted average tariff to S/.0.52 per minute in 2001 from S/.0.54 per minute in 2000, and a 12% decrease in traffic measured by the number of minutes. The decrease in average domestic long-distance rates was in response to increased competition. In November 1999, the pre-selection system was introduced, allowing customers to pre-select their long distance carrier. See Item 4: “Information on the Company—Business Overview—Regulatory Matters.” As a result, other telecommunications operators began to compete with us in the domestic long distance market. In 2001, we lost 41,000 long-distance customers that presubscribed to our long-distance service to other telecommunications operators and reduced demand for domestic long-distance services.

Public telephone services

Revenues from public telephone services increased to S/.683.3 million in 2001 from S/.666.6 million in 2000, representing a 2.5% increase. This increase was mainly due to a 28.9% increase in the sales of telephone cards and tokens and a 17.5% increase in the number of new public telephones installed during 2001. Offsetting the increase, was a 76.5% increase in the payments required to be made, pursuant to regulatory requirements, to mobile operators for calls made between public telephones and a mobile phone. In addition, we continued our preventive maintenance and refurbishment of public telephones and equipped them with antifraud devices.

Cable television

Revenues from cable television services increased to S/.271.9 million in 2001 from S/.251.5 million in 2000, representing a 8.1% increase. The increase was mainly due to 3.1% increase in the number of billed subscribers to 297,353 in 2001 from 288,394 in 2000 as well as increases in revenues from advertising and CableNet. Advertising, which represented 10% of the total revenues of Telefónica Multimedia in 2001, increased 7.4% compared to 2000. CableNet, our cable modem service launched in 2001, represents 2% of the operating revenues of Telefónica Multimedia. Revenues were S/.5.0 million in 2001.

Business communications

Business communication revenues decreased to S/.196.6 million in 2001 from S/.251.1 million in 2000, representing a 21.7% decrease. This reduction was primarily due to the transfer of the data transmissions business as part of the reorganization transactions. See Item 4: “Information on the Company—History and Development of Company—Exchange Offers and Reorganization Transactions.” This decrease was partially offset by approximately S/.2.0 million in revenues from Speedy (ADSL-based), which we launched in the third quarter of 2001, and by year end had 1,875 accesses. The assets, liabilities, income and expenses of the spun-off data transmissions business are not significant and the transfer of this business line is not presented as a discontinued operation. See note 5(b) to our Consolidated Annual Financial Statements.

Telephone directory advertising

Telephone directory advertising revenues decreased to S/.88.4 million in 2001 from S/.97.6 million in 2000, representing a 9.4% decrease. This decrease was due to the weak domestic demand for telephone directory advertising and increasingly competitive environment for advertising. As of February 8, 2002, telephone directory advertising is no longer part of our company.

Other (Interconnection and services granted to related parties)

Revenues under this line item decreased to S/.178.4 million in 2001 from S./198.0 million in 2000, representing an 8.0% decrease. Interconnection revenues did not decrease during this period, but revenues from network upgrades and services to mobile phones decreased, among others. Principally, revenues from providing services to mobile phones decreased by 23.4% to S/.43.8 million in 2001 from S/.57.1 million in 2000, due to the reorganization transactions which resulted in mobile phone services becoming a discontinued business.

Cost of Sales and Operating Expenses

Operating expenses from continuing operations increased to S/.2,627 million in 2001 from S/.2,424 million in 2000, representing a 8.4% increase. As a percentage of operating revenues, operating expenses increased 8.6% in 2001. This increase was mainly attributable to higher depreciation, which increased 14.3%, due to work in progress at the end of 2000, which was activated as new lines in 2001, resulting in a higher depreciable average plant.

Personnel

Personnel expenses decreased to S/.473.7 million in 2001 from S/.544.5 million in 2000, representing a 13.0% decrease. The reduction was mainly due to the outsourcing of activities to Telefónica Gestión de Servicios Compartidos S.A.C. In April 2001, as part of the outsourcing program, we transferred 597 of our employees to Telefónica Gestión de Servicios Compartidos S.A.C.

General and administrative

General and administrative expenses increased to S/.968.6 million in 2001 from S/.863.4 million in 2000, representing a 12.2% increase. This increase was due primarily to the fact that in 2000 we spun off Telefónica Móviles and our proforma financials, which excluded Telefónica Móviles, did not include certain expenses that were attributed to the spin-off of Telefónica Móviles.

Provisions for doubtful accounts decreased 2% to S/.142 million in 2001 from S/.145 million in 2000. Provisions for doubtful accounts remained the same percentage of operating revenues of 3.9% in 2001 and 2000.

Depreciation and Amortization

Depreciation and amortization increased to S/.962.0 million in 2001 from S/.842 million in 2000, representing a 14.3% increase. These higher expenses were due to the activation of the work in progress at the end of 2000 in 2001, resulting in a greater number of lines in service and consequently, a higher depreciable average plant.

Technology transfer and management fee from shareholder

Technology transfer and management fees decreased to S/.167.6 million in 2001 from S/.275.8 million in 2000, representing a 39.2% decrease. Under the management contract, we pay Telefónica Internacional a quarterly technology transfer fee of 1.0% of our operating revenues as well as a quarterly management fee of 9% of our operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties. The management fee is paid on a quarterly basis only if the ratio of “income before taxes, participation and interest expense” over “interest expense” is greater than 2 during that quarter. If the ratio is less than 2, the management fee will not be paid. In 2001, the management fee was only paid twice because we did not satisfy the ratio during one quarter, while in 2000, the fee was paid three times which led to a decrease in the fee payment in 2001 from 2000.

Materials and supplies

Expenses related to materials and supplies increased to S/.59.1 million in 2001 from S/.53.7 million in 2000, representing a 10% increase. This was mainly due to increased costs for sales of ADSL-related equipment and increased sales of telephone and electric cables.

Capitalization of costs for telephone plant construction

The amount for capitalization of costs for telephone plant construction decreased to S/.124.1 million in

2001 from S/.155.6 million in 2000, representing a 20.3% decrease. This was primarily due to a decrease in investments to S/.612 million in 2001 from S/.882 million in 2000.

Operating Income

Operating income decreased to S/.988.1 million in 2001 from S/.1,357.2 million in 2000, representing a 27.2% decrease. The operating margin in 2001 was 27.3% compared to 35.9% in 2000. This reduction in operating revenues was the result of a 4% decline in operating revenues and a 8.4% increase in operating costs, which was due primarily to a 14% increase in depreciation.

Other Income, Expenses

Non-operating loss increased to S/.764.7 million in 2001 from S/.696.1 million in 2000, representing a 9.9% increase. The increase is primarily due to the following:

•	Expenses increased in 2001 by S/.99.7 million a result of Telefónica’s reorganization along business lines and the technological changes in the telecommunications industry in 2001, by which we assessed the realization of certain assets and reviewed certain internal processes. A provision was made based mainly on differences between physical inventories and operative balances due to obsolete and missing items, as well as intercompany balances that arose from the 2001 reorganization process resulting in our assumption of the expenses involved.

•	In April 2000, we sold equipment to Somera Communications for an approximate value of S/.64,630,000. The net book value of this equipment was zero.

•	During 2000 and 2001, we and our subsidiaries evaluated the recoverability of our accounts receivable from our different business lines, determining a reserve for doubtful accounts amounting to approximately S/.53,307,000 and S/.65,103,000 respectively, that was recorded under “others, net”.

•	In 2001, we requested a “Special Payment in Installments and Penalty Regime” for our outstanding tax debts related to the commission over public telephones, which were not deductible for tax purposes. This amount, S/.47,289,000 was recorded in 2001 under “others, net”.

•	During 2000 and 2001, due to technological factors, we retired and disconnected telephone plant equipment for approximately S/.36,096,000 and S/.20,398,000, respectively. This retirement was recorded under “others, net”.

•	During 2000, S/.101,542,000 recorded under “others, net” to account for prior years depreciation of construction-in-progress which was not previously recorded on a timely basis.

•	Early retirement charges increased to S/.32 million in 2001 from S/.16 million in 2000, representing a 100% increase. This was primarily due to the departure of 141 employees in 2001 as part of our restructuring of personnel strategy and the costs of transferring employees to Telefónica Gestión de Servicios Compartidos S.A.C. and Telefónica Servicios Comerciales.

Gain (Loss) From Exposure to Inflation/Deflation

Inflation loss decreased to S/.60.6 million in 2001 from an inflation gain of S/.131.8 million in 2000. This was due to the general effect of the devaluation of the nuevo sol by 2.3% against the U.S. dollar and the decline in the IPM by 2.19%.

Workers’ Profit Sharing Expense and Income Taxes

Workers’ profit sharing expense is calculated as a percentage of income before income tax and workers’ profit sharing, while income tax is determined as the larger of the income tax rate 30% or the alternative minimum tax rate of 2% of total assets, excluding certain property, plant and equipment and adjusted for inflation. Workers’ profit sharing expense and income tax decreased to S/.310.4 million in 2001 from S/.425.9 million in 2000, representing a 27.1% decrease.

Net Income

Net income decreased to a S/.147.5 million loss in 2001 from a S/.367.1 million gain in 2000. This was primarily attributable to an decrease in “Other, net” income and expenses to S/.498 million in 2001 from S/.398 million in 2000, representing a 25.1% decrease as a result of the adjustments to the general balance sheet. The decrease in net income is also attributable to a loss from the monetary correction (results of exposure to inflation) of S/.61 million in 2001 as opposed to a gain of S/.132 million in 2000. This decrease was also the result of a 4.4% decrease in operating income in 2001, which was due to a decrease in revenues and a 14.3% increase in depreciation.

U.S. GAAP Reconciliation

Our financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read notes 38, 39 and 40 to our Consolidated Annual Financial Statements for a description of the principal differences between Peruvian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity. As indicated in note 39, since the 2001 report, the reconciliation for year 2000 has been restated. The comparisons are as follows.

•	For the year ended December 31, 2002, net income was S/.29.7 million under U.S. GAAP compared to S/.30.6 million under Peruvian GAAP, and shareholders’ equity was S/.3,346 million under U.S. GAAP compared to S/.3.402 million under Peruvian GAAP.

•	For the year ended December 31, 2001, net loss was S/.62.1 million under U.S. GAAP compared to S/.147.5 million under Peruvian GAAP, and shareholders’ equity was S/.3,302 million under U.S. GAAP compared to S/.3,396 million under Peruvian GAAP.

•	For the year ended December 31, 2000 net income was S/.348.4 million under U.S. GAAP compared to S/.407.54 million under Peruvian GAAP, and shareholders’ equity was S/.4,417 million under U.S. GAAP compared to S/.4,811 million under Peruvian GAAP.

B. Liquidity and capital resources.

Sources of Funds

We have funded our operations and capital expenditures principally from operating cash flows and from issuances of commercial paper and bonds in capital markets. During 2002, we decreased our capital and our operating costs and used the cash flow saved to repay bank debt. As a result, our total debt at year-end decreased in 2002 to S/.2,398 million from S/.3,862 million in 2001. At December 31, 2002, we had S/.55.3 million in cash and banks, which are held in U.S. dollars and nuevos soles.

Cash Flow Analysis:

The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures refer to cash outflows:

(In constant currency)	Year ended December 31,
	2000 1/	2001	2002	2002
		S/. 000	S/. 000	US$000
Net cash inflow from operating activities	1,526,350	1,395,455	1,604,398	456,573
Net cash outflow from investing activities	(739,923)	(638,477)	(241,560)	(68,742)
Net cash outflow from financing activities	(849,060)	(690,311)	(1,461,886)	(416,018)
Effects of (inflation/deflation) on cash	(2,891)	887	(1,141)	(325)
Increase (Decrease) in cash and banks	(65,524)	67,554	(100,189)	(28,512)

Cash Flows from Operating Activities

Cash flow from operations increased 14.9% to S/.1,604 million in December 31, 2002 from S/.1,395.5 million due to a decrease in payments of other accounts in connection with operating activity, resulting in an increase in other accounts payable of S/.495.5 million, partially offset by an increase in trade accounts receivables from related companies and other accounts receivable of S/.188.8 million in 2002. Other accounts receivable partially increased by approximately S/.72 million due to liens placed on our funds through coercive seizures by municipalities, some of which have already been declared illegal by courts and which we continue to defend through legal action. See Item 8: “Financial Information—Legal Proceedings—Legal actions relating to seizures of accounts and trade receivables.”

Cash Flows from Investing Activities

Cash flow from investing activities for continuing operations decreased 62.2% to S/.241.6 million in 2002 from S/.638.5 million in 2001, principally due to a more conservative investing policy. As a result of this policy, capital expenditures decreased 49.5% to S/.325.9 million for purchases of property, plant, equipment, materials and suppliers in 2002 from S/.645.3 in 2001. Net proceeds from the sale of assets increased by 1,143% to S/84.4 million from S/.6.8 million in 2001. This was mainl due to a capital gain of S/.32.9 million from the sale of Telefónica Públicidad e Información Perú S.A.C. to Telefónica Públicidad e Información S.A., a holding company of telephone directory services in Spain.

Cash Flows from Financing Activities

Our net cash used in financing activities increased 111.7% to S/.1,461.9 million in 2002 from S/.690.3 million in 2001. This increase was due to the implementation of our financial plan to reduce debt, extend the average maturity of our outstanding debt, and manage our exchange rate and interest rate risk by diversifying our sources of financing. As a result, we increased our participation in local capital markets, in addition to improving our debt structure and our company risk profile. We repaid S/.707.5 million of our bank loans and overdrafts, S/.827 million of our long-term debt. We issued S/.196.7 million principal amount of bonds and S/.525 million of short-term commercial paper. We issued four issues of bonds, one denominated in U.S. dollars with a principal amount of U.S.$45 million, the remainder denominated in nuevos soles. We issued nine issues of commercial paper, three denominated in U.S. dollars with a principal amount of U.S.$50 million, the remainder denominated in nuevos soles.

We have a policy of maintaining a quantity of cash and banks in order to be in a position to respond immediately to unforeseen cash needs. In addition, our capacity to generate operating cash flow allows us to be situated to respond to changes in the regulatory and competitive environment in which we operate. Our current working capital is sufficient to meet our liabilities and liquidity requirements.

Indebtedness

As of December 31, 2002, total debt (excluding the transfer of debt from the reorganization transactions) was S/. 2,397.6 million. The total debt decreased in 2002 from S/.3,861.8 million in 2001 due to our repayments of various long-term and short-term debt in 2002. The proportion of debt with maturity longer than one-year increased to 52.32% of total debt as of December 31, 2002 compared to 40.8% as of December 31, 2001, in accordance with our financing strategy to increase our ratio of long-term debt to total debt.

As of December 31, 2002, our consolidated debt in nuevos soles (including forwards for dollars into nuevos soles) was S/.1,197.8, or 50% of total indebtedness, S/.876.3 million in U.S. currency or 36.5% of total indebtedness, and S/.323.5 million in other foreign currencies (including swaps and forwards) or 13.4% of total indebtedness.

In 2002, we amortized U.S.$7.9 million of our debt with Telefónica del Perú Grantor Trust, corresponding to the amount due for the 2002 period. In 2002 we also paid two local bonds issued in the local capital market for U.S.$20 million and S/.70 million, respectively. We also paid a total of ¥16,882.5 million corresponding to the loan with Telefónica Internacional that was due in December 2002.

The impact of devaluation during the year on our monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of S/.16 million. As of December 31, 2002, consolidated current assets in foreign currency (non-nuevos soles) were lower than consolidated current liabilities in foreign currency (non-nuevos soles) by S/.1,308 million. However, taking into account the purchase position of hedge and global hedge derivatives, our net liability position with regards to foreign currency transactions was S/.194 million as of December 31, 2002.

See Item 11: “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk” and Item 3: “Key Information—Risk Factors—Risk Factors Related to Peru—Devaluation of the nuevo sol or unexpected changes in exchange controls would have a material adverse effect on our financial condition”.

Long-term Indebtedness

As of December 31, 2002 our primary long-term loans are as follows:

•	¥16,456 million (S/.493.7 million, not including swaps or forwards) loan with Telefónica Internacional, due March 2004, bearing a fixed interest rate of 2.36%;

•	U.S.$51.15 million (S/.179.8 million) long-term debt with Banco Europeo de Inversión, due September 2013, bearing a fixed interest rate of 5.72%; and

•	U.S.$47 million (S/.165.7 million) loan from Telefónica del Perú Grantor Trust, securitizing receivables of international long-distance operators, due December 2008, bearing a fixed annual interest rate of 7.48%.

Our loan agreement with Telefónica Internacional provides that Telefónica Internacional may accelerate the terms of our payables if (1) there are any adverse changes in our economic and financial situation which adversely affect our ability to make timely payments under the loan, (2) we are unable to comply with the obligations assumed in the loan agreements, or (3) there are any restrictions that may limit our capacity to make payments under the loan. As of the date of this Annual Report, we are in compliance with this loan agreement.

Beginning from the first quarter of 2002, as part of our overall plan to restructure our debt, we have prepaid amounts due under our loan from Telefónica Internacional, using funds raised through local capital and financial markets. As of April 30, 2003, we made total prepayments equivalent to S/.380.29 million (including the hedge amount), reducing the amount owed under the loan from Telefónica Internacional to an equivalent of S/.97.7 million (including the hedge amount). We anticipate continuing to make prepayments under this loan throughout 2003, to the extent that the conditions of local capital and financial markets are favorable and our overall financial position allows it. The prepayments will have no significant effect on our liquidity.

In connection with the loan from Telefónica Internacional, we also entered into a currency swap agreement under which we receive yen and pay in dollars. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk”.

We have guaranteed the payments by the Telefónica del Perú Grantor Trust (the “Trust”), a New York grantor trust, of its debt service obligations arising in relation to all U.S. dollar denominated net international settlement receivables generated and owed to us by various telecommunications carriers with whom we have service arrangements (the “purchased receivables”). The Trust was created pursuant to a trust agreement, dated as of December 16, 1998, maturing in December 2008 in a principal amount of $150 million. The Trust was created between us, as grantor, and the Bank of New York, as trustee, under New York law. Under the Trust, receivables are held to increase the debt service ratio to include funds on deposit in reserve accounts held by the Trustee. Pursuant to an amended and restated trust agreement, dated December 17, 2001 (the “Trust Agreement”) on December 13, 2001, the board of directors approved the partial prepayment of U.S.$50 million on this debt. As of December 31, 2002, we have U.S.$47.1 million of this debt outstanding.

Under the Trust Agreement, we are required to fund a debt service reserve account (“DSRA”) with cash equal to 110% of the “base receivables amount” (the sum of certificate interest, scheduled amortization amounts and amounts related to Peruvian taxes) due each semi-annual payment date. Under the amended trust agreement in August 2002, we added 106% of the “base receivables amount,” U.S.$6.2 million, to the DSRA to cover the possibility of a disruption of settlement payments from carriers rated Ca or lower; consequently, the following covenant was amended. If (1) the rating by one or more of the rating agencies of the certificates is below investment grade for 180 days, (2) the corresponding downgrade was principally due to a material decrease in the amount of cash collections and proceeds of purchased receivables and (3) certificate holders representing at least 15% of the certificate balance provide written notice to the trustee, then the Trust must offer to purchase any and all outstanding certificates at a specified put price, and we are obligated to pay to the Trust the aggregate put price with respect to all certificates redeemed. See “—Credit Rating and Credit Risk” below.

Other Indebtedness

During 2002, we continued our local capital market issuances of bonds and commercial paper. On March 26, 2002, our shareholders approved a modification of the original issue authorization. The new issue authorization, in effect until March 2005, permits issuance of (1) medium to long-term bonds of up to U.S.$680 million and (2) commercial paper issuances of up to U.S.$300 million, provided that the amount outstanding under the two instruments combined may not exceed U.S.$ 900 million. Our participation in local capital markets represented approximately 66% of the total corporate bond issuances in Peru in 2002. The funds obtained through such bond issuances were used to restructure our liabilities as well as finance working capital and investments.

During the fiscal year ended December 31, 2002, we issued the equivalent of S/.196.7 million from the Second Bond Program (from which we are authorized to issue up to U.S.$150 million). As of December 31, 2002, we had outstanding S/.351.6 million in bonds under this program. We also have S/.382.7 million outstanding as of December 31, 2002 under our First Bond Program. Some bonds issued under these programs bear fixed interest rates, while others are floating. All of the bonds issued under both programs are medium-term bonds (two to three year terms), except for S/.270 million nuevos soles which are long-term bonds (five to ten year terms).

During the fiscal year ended December 31, 2002, we issued a total of S/.525 million under our Second Commercial Paper Program (from which we are authorized to keep outstanding up to U.S.$180 million). As of December 31, 2002, we had approximately S/.314 million in commercial paper outstanding under this program. The issuances under the Second Commercial Paper Program included nine short-term commercial paper issues, three of which were denominated in dollars for an amount of U.S.$50 million and the remaining eight of which were denominated in nuevos soles for an amount equivalent to S/.349.3 million. The First Commercial Paper Program is no longer in effect.

Our remaining principal indebtedness consists of bank loans, which are mainly short-term loans used for working capital and granted by local and foreign financial entities. As of December 31, 2002, we had S/.474.7 million in bank loans.

Credit Rating and Credit Risk

Telefónica del Perú Grantor Trust certificates (the “Certificates”) are currently rated Baa1 by Moody’s Investors Services (“Moodys”) and BBB+ by Fitch Inc. However, in December 2002, the Certificates were placed on negative rating watch as a result of the continuing deterioration of the credit quality of telephone settlement providers and the increased probability of a temporary reduction in cash flow.

As of the second half of 2002, 58% of the designated international carriers from whom we receive net settlement payments had a credit rating from Moody’s of Ca or lower. This percentage includes MCIWorldCom, which represented 34% of all net settlements, and whose rating were completely withdrawn as of January 13, 2003. In our opinion, the credit risk created by the low credit ratings of certain carriers is partially offset by the fact that such risk is spread over 22 carriers (including most of the major international carriers) with whom we do business, so that if one carrier becomes bankrupt or otherwise defaults on its payments, the interruption in cash flow will be restored, or at least offset, by payments from other participating carriers. The weighted average ratings of all designated carriers rated higher than Ca is Baa1.

In response to the possibility of a disruption of settlement payments from carriers rated Ca or lower, in August 2002, we added 106% of the base receivables amount (U.S.$6.2 milion) to the DSRA to cover such risk. As a consequence, the trustee must retain, during each payment cycle, an amount equal to 106% of the base receivables amount plus the original 110% of the base receivables amount that is maintained in the DSRA at all times. The amount of funds in the DSRA increased from U.S.$9.3 million as of December 31, 2001 to U.S.$15.3 million as of December 31, 2002.

The negative ratings watch placed on the Certificates has not affected our participation in the commercial paper and bond markets in Peru. We continue to maintain a AAA rating in the local market as rated by Apoyo & Asociados Clasificadora de Riesgo (associated with Fitch Inc.) and Class y Asociados, Clasificadora de Riesgo.

Capital Expenditures

Capital expenditures in 2002 were funded by funds generated from our operations. As a result of a more conservative investment policy, we have significantly reduced our levels of capital expenditures and intend to continue to maintain this policy in the future. The following table below sets forth capital expenditures in 2000, 2001 and 2002 for each of the respective categories shown:

	Years Ended December 31(1)
	2000	2001	2002
	(millions of constant nuevos soles)
Domestic telephone network	290.7	220.0	177.4
Cable television	77.9	35.6	26.3
Public telephone services	89.7	82.4	49.8
Other	423.3	274.4	63.8

Total	881.6	612.4	317.3

(1)	Amounts include cash expenditures net of changes in amounts payable to equipment suppliers and applicable amounts of own work capitalized.

Our principal capital expenditures in the fiscal year ending December 31, 2002 included:

•	a commercial system called “ATIS” aimed at improving our billing and collection system and general customer service;

•	installation of local lines, principally to new clients;

•	investment in ADSL technology and the acquisition and installation of lines in broadband and the expansion of our internet access services;

•	public telephone services, mainly with regards to improving and maintaining interior public booths;

•	investments in circuits which are rented to data transmissions and telephone services; and

•	investment in facilities used by network and cable TV subscribers (S/.13.3 million).

Our investing activities are expected to total S/.447.5 million in the fiscal year ending December 31, 2003. During that year, we foresee investment in ADSL technology, in the installation of local lines, to further develop the ATIS system, in the improvement and maintenance of public telephone services, in cable TV and network facilities and in circuits rented to data transmissions and telephone services. Furthermore, a significant percentage of our cash flow generated from operations will be used to make investments to adapt our systems to the requirements of the new tariff agreement entered into on March 14, 2003 with OSIPTEL introducing a multiple pricing structure.

We believe that our capital expenditure requirements will be met through a combination of cash flows from our operations and credit facilities.

Contractual Obligations and Commercial Commitments

The following table discloses aggregate information about our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by period (millions of constant nuevos soles)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	848.4	50.3	568.9	90.9	138.3
Leasings	13.4	8.1	5.3	—	—
Bonds	747.2	296.3	184.4	220.1	46.4
Total contractual cash obligations	1,609.0	354.7	758.6	310.9	184.8

Commercial Commitments
Lines of credit	473	473	—	—	—
Standby letters of credit	75	75	—	—	—
Guarantees	225	42	3	0.4	180
Total commercial commitments	773	590	3	0.4	180

We have additional commitments under derivative contracts. For a discussion of these additional commitments, see Item 11: “Quantitative and Qualitative Disclosures About Market Risk”.

C. Research and development, patents and licenses, etc.

In May 1994, CPT and Entel each entered into a Technology Transfer and Management Agreement with Telefónica Internacional for a term of five years, to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the concession.

Under this agreement, Telefónica Internacional agreed to provide technical and operational expertise with respect to our entire range of activities. We also participate with the other companies in the Telefónica group in the development and implementation of major projects designed to streamline the group’s overall management and operation of networks and services. Technology transfer fees amounted to S/.34.5 million in 2002, S/.25.6 million in 2001 and S/.28.4 million in 2000.

D. Trend information

See Item 5: “Operating and Financial Review and Prospects—Introduction; Presentation of Financial Information”.

E. Off-balance sheet arrangements.

We have no majority-owned subsidiaries that are not included in our Consolidated Annual Financial Statements, nor do we have any interests in or relationships with special purpose entities. For a discussion about certain derivative instruments, see Item 11: “Quantitative and Qualitative Disclosures About Market Risk”.

F. Tabular disclosure of contractual obligations.

See “—B. Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Our board of directors is responsible for policy decisions, the overall direction of our company and other corporate matters in accordance with our by-laws (Estatutos Sociales) and the Peruvian Companies Law. In conformity with the by-laws, the Annual Shareholders Meeting on March 26, 2003 established the number of directors on the Board of Directors for the current term as nine. As a result, the Special Shareholder’s Meeting for Class A-1 elected 5 directors and 5 alternate directors. The Special Shareholder’s Meeting for Class B elected 4 directors and 4 alternate directors. The current board is as follows:

Our directors as of April 24, 2003 are as follows:

Name	Class of Shares by Which Elected	Director Since
Fernando José de Almansa Moreno-Barreda	A-1	2003
José Luis García Vélez*	A-1
José María Álvarez-Pallete López	A-1	2002
Juan Carlos Ros Brugueras*	A-1
Alfonso Ferrari Herrero	A-1	2003
Ludwig Allan Vicente Meier Cornejo*	A-1
Eduardo Caride	A-1	2003
Eduardo Airladi Quiñones*	A-1
Enrique Used Aznar	A-1	2001
Jorge Alfredo Melo-Vega Castro*	A-1
José Antonio Colomer Guiu	B	2000

Javier Marín Estévez *	B
Enrique Normand Sparks	B	1994
Vicente Murcia Navarro*	B
Javier Nadal Ariño (Chairman of the Board)	B	2003
Julia María Morales Valentín* (Secretary to the Board)	B
Juan Revilla Vergara	B	2003
Diego Martínez-Caro*	B

*	Indicates Alternate Director of the previous listed Director.

The present principal occupations and employment histories of our current directors are set forth below:

Fernando José de Almansa Moreno-Barreda has been a Director of Telefónica, S.A. since February 2003. He is a Law Graduate from Universidad de Deusto (Bilbao, Spain). Throughout his Diplomatic Career, he has been appointed Cultural Advisor to the Spanish Representation in Mexico, Embassy Advisor to the Ministry of Foreign Affairs, Director of Atlantic Affairs at the Foreign Policy General Bureau for Europe, and Atlantic Affairs and Minister-Counsel of the Spanish Embassy at the Soviet Union. On August 1, 1988, he was appointed Plenipotentiary Minister and, among other positions evidencing his broad professional background, he was also a General Sub Director for Eastern Europe, a branch office of the General Bureau of Foreign Policy for Europe.

José Luis García Vélez is a Senior Telecommunications Engineer and holds a PhD from Harvard-IESE. He is currently the Managing Director of Residential Communications and Vice President of the Official Chamber of Commerce from Spain in Peru. He was formerly Executive Vice President of Residential Communications. Mr. García joined the Telefónica Group in 1976, ever since then, he has been appointed to various positions in Traffic, Engineering, and Network and Telephone Services Management. From 1992 to 1997, Mr. García was National Director of Special Services at CANTV in Venezuela and worked as advisor to GTE. In 1997, he was also a Director of Telefónica Internacional Holding B.V.

José María Álvarez-Pallete López has been a director since November 2002. Mr. Álvarez-Pallete has been, since July 24, 2002, the Executive President of Telefónica Internacional, S.A. He also holds the positions of: Advisor to Telefónica de España, S.A., Advisor to Telefónica Móviles, S.A., Advisor to Telefónica Data, S.A., Advisor to Telefónica Internacional S.A, Advisor to Telefónica Argentina, S.A., among others. He joined the Telefónica Group in February 1999 as General Finance Director of Telefónica Internacional, and in September of that year, he was appointed Corporate Finance General Director at Telefónica, S.A. Mr. Álvarez-Pallete is a Business Sciences graduate from Universidad Complutense de Madrid and has also pursued studies on Economics at Université Libre de Belgique.

Juan Carlos Ros Brugueras is the General Secretary of Telefónica Internacional, S.A. and a director. He has received his law degree.

Alfonso Ferrari Herrero is Counsel to Telefónica S.A and Director of Telefónica CTC-Chile S.A. Mr. Ferrari is an Industrial Engineer from Universidad Politécnica de Madrid and holds an MBA both from this University and from the Harvard University.

Ludwig Allan Vicente Meier Cornejo is our Managing Director of Public Relations. He was Minister of State in the portfolio of Fisheries during the transitional government, and Minister of the same portfolio from July 1997 to December 1998. He has held several executive positions at various business organizations and governmental bodies. He is currently President of ADEPSEP and Second Vice President of CONFIEP. Mr. Meier studied law at Pontificia Universidad Católica in Peru and business administration at Universidad de Lima.

Eduardo Caride has been the President of Telefónica Datacorp, S.A. since June 2001 and Executive President of Emergia, S.A. since March 2000. He is also member of the boards of these companies and of their subsidiaries, among them, Telefónica Empresas Perú S.A.A (formerly Telefónica Data Perú S.A.A.). He was Executive President of Telefónica de Argentina, S.A. from March 1998 to March 2000. Mr. Caride received his degrees in Business Administration and Accounting from Universidad de Buenos Aires, Argentina.

Eduardo Airladi Quiñones has been the Enterprises Central Manager since January 2003 and Chief Executive Officer of Telefónica Empresas Perú S.A.A. (formerly Telefónica Data Peru S.A.A.) since April 2001. Mr. Airaldi held several managerial positions at IBM, both locally and internationally; he was President and General Manager of IBM del Perú from January 1999 through March and February 2001, respectively. He is an Industrial Engineer who obtained his degree from the National University of Engineering (Universidad Nacional de Ingeniería) in Lima, Peru.

Enrique Used Aznar has been a director since April 2001. Mr. Used is the President of Amper, S.A., a member of the Administration Council from Telefónica, S.A. and of Terra Networks, S.A. He previously held the position of President of Telefónica Internacional, S.A.; Telefónica Móviles, S.A.; Estratel, S.A. and Telefónica I + D, among others. Mr. Used is a Telecommunications Engineer.

Jorge Alfredo Melo-Vega Castro has been, since February 2000, the Regulations and Strategic Planning Manager. He joined the company in March 1999 to hold the position of Strategic Planning Manager. He has been the General Secretary of OSIPTEL, the Technical Secretary of the Telecommunications Privatization Committee, and a directing member of the Citizens’ Participation Privatization Committee. He also worked as a director of Radio Televisión Peruana and as a General Director for the Congress’s Center of Investigations. He is an attorney who obtained his degree from Pontificia Universidad Católica del Perú, where he also worked as a teacher. He holds a master’s degree in Public Administration from INAP, Spain.

José Antonio Colomer Guiu has been a director since January 2000. Mr. Colomer is the General Managing Director of BBVA Banco Continental, General Managing Director of Holding Continental S.A., and Vice President of the Spanish Chamber of Commerce in Peru. He has held the positions of President and Executive President of Banco Bilbao Vizcaya Puerto Rico and has been entrusted many positions of responsibility within Grupo BBVA. Mr. Colomer is a graduate in Corporate Business Management and in Leadership and Innovation from IESE, Universidad de Navarra, Spain, and in Marketing from ESADE, among others.

Javier Marín Estévez has been an alternate director since March 2000. Mr. Marín has been the Managing Director of AFPHorizonte since February 2002. He was the Adjunct Manager of BBVA Banco Continental from October 1996 to February 2002 and has occupied various positions in that Group. Mr. Marín received his law degree from the Universidad de Deuto and he has his master’s degree in Business Administration from ICADE, Madrid, Spain.

Enrique Normand Sparks has been a director since 1994. He is one of the senior partners of the Rubio, Leguía, Normand & Asociados Law Firm and general legal counsel to several companies. Mr. Normand is a member of the boards of Ferreyros S.A.A. and Minera Quellaveco S.A., among other companies.

Vicente Murcia Navarro is currently the Managing Director of Networks. Ever since he joined the Telefónica Group in 1970, he has held various positions within the Maintenance and Engineering areas. Ever since June 1994, he has been performing activities in Peru in the capacity as Network Advisor to the Mobile Services Technical Area, and as Development Manager. Mr. Murcia is an industrial technical engineer.

Javier Nadal Ariño has been the Chairman of the Board since January 21, 2003. He has been the Adjunct General Director of Corporate Regulations of Telefónica, S.A. since November 2002 and was General Regulations Director of Telefónica from Argentina between years 1995 and 1997. Between 1985 and 1995, he was the General Telecommunications Director (Spanish Public Administration). During this period, he also worked as the Spanish government’s delegate at Telefónica. He was President of Retevisión between 1989 and 1994. He has performed professional activities in the industrial sector at Telettra Española in Milan, Italy and at Torrejón de Ardoz between 1972 and 1977, and has contributed, as an expert, to the United Nations Development Programme in Latin America. Mr. Nadal is Telecommunications Engineer from Universidad Politécnica de Madrid, Spain and holds a Certificate of Advanced Studies in Political Science and Sociology from Universidad Complutense de Madrid Spain.

Julia María Morales Valentín has been the General Counsel and Secretary of the Board since September 2002. Previously, she had been the Adjunct Legal Counsel for Unión de Cervecerías Peruanas Backus y Johnston

S.A.A. from January 1988. She is a lawyer who obtained her degree from Pontificia Universidad Católica del Perú and who did postgraduate studies in Civil and Business Law at Instituto de Estudios de Iberoamérica y Portugal-Universidad de Salamanca, Spain. She also did master’s studies in Business Law at Universidad de Lima.

Juan Revilla Vergara has been a Managing Director since January 21, 2003. Ever since March 2001, he had been Corporate Acquisitions Associate Director of the Telefónica Group. He was Vice President of Administration and Finance of TELESP, in Brazil and our Control Vice President. He spent part of his professional career as a Senior Analyst Responsible for Issuances at the Stock Exchange National Commission from Spain. Mr. Revilla holds a Degree in Economic and Business Sciences from Universidad del Pacífico, from Lima, Peru.

Diego Martínez-Caro has been the Managing Director of Control since March 25, 2003; prior to this date, he used to be the Control Manager. For nine years, Mr. Martínez-Caro was the Audit and Consulting Manager for Arthur Andersen (Madrid). He holds a Degree in Economic and Business Sciences from Universidad Complutense (Madrid) and holds an MBA from the Instituto de Estudios Superiores de la Empresa from IESE, Barcelona, Spain.

Executive Officers

Our executive officers oversee our business operations and are responsible for the execution of the policy decisions of the board and of the shareholders’ meetings. Our executive officers as of March 31, 2003, their respective positions with us, and the year they became executive officers are set forth below. All executive officers serve at the discretion of the board of directors.

		Executive Officer Since
Javier Nadal Ariño	President of the Board of Directors	2003
Juan Revilla Vergara	Chief Executive Officer and General Manager	2003
Antonio Crespo Prieto	Managing Director of Press and Corporate Image	2001
José Luis García Vélez	Managing Director of Residential Communications	1998
Séneca De la Puente Estremadoyro	Managing Director of Resources	2003
Ludwig Allan Vicente Meier Cornejo	Managing Director of Public Relations	2001
Diego Martínez-Caro	Managing Director of Control	2003
Vicente Murcia Navarro	Managing Director of Networks	1999
Eduardo Airaldi Quiñones	Managing Director of Commercial Business	2003
Bernardo Faustino Santos Álvarez	Managing Director of Internal Control	2000
Julia María Morales Valentín	General Counsel and Secretary of the Board	2002
Jorge Alfredo Melo-Vega Castro	Managing Director of Regulatory and Strategic Planning	2000
Antonio Villa Mardon	Chief Financial Officer	1998

The employment histories of our executive officers other than Mr. Nadal and Mr. Revilla, who are directors, and José García Vélez, Ludwig Allan Vicente Meier Cornejo, Vicente Murcia Navarro, Julia María Morales Valentín, Jorge Alfredo Melo-Vega Castro, Diego Martínez-Caro and Eduardo Airladi Quiñones who are alternate directors are set forth below:

Antonio Crespo Prieto joined us in December 1998 and ever since August 23, 2001, has been the Managing Director of Press and Corporate Image. Previously, Mr. Crespo worked as Communications Director at Telefónica Argentina and as Public Relations and Advertising Director at Telefónica in Spain. He has also worked for several newspapers in Spain and at the EFE News Agency. Mr. Crespo holds a degree in Philosophy and Humanities, in the branch of Spanish Philology (Literature), and a degree in Information Sciences, in the branch of

Journalism, from Universidad Autónoma from Barcelona, Spain.

Séneca De la Puente Estremadoyro joined Telefónica in April 1998. He has been the Resources Manager since March 25, 2003. Formerly, he was Customer Services Director at Telefónica Móviles S.A.C., Invoicing and Collection Deputy Manager of Telefónica Móviles S.A.C., and our Administration and Management Control Head of Mobile Services. Mr. De la Puente studied Business Administration in Universidad de Lima and took up several specialization courses in Lima, Barcelona, and in Stockholm, Sweden.

Bernardo Faustino Santos Álvarez has been the Managing Director of Internal Control since November 22, 2000. He joined the Telefónica Group in 1967 and held several positions in the Network and Link Maintenance Line and Cable Construction areas. In 1997, he was, Domestic Director of Resources at Galicia-Asturias. Over the past two years, he has worked as Inspector General for Telefónica in Spain. Mr. Santos studied Top Management Direction at Universidad de Deusto in Bilbao, Spain.

Antonio Villa Mardon has been the Chief Financial Officer since December 1998. He is also a director of Telefónica Multimedia. Mr. Villa has held the positions of Vice President of Corporate Finance at Bank of America, in Madrid, Spain; General Manager of Santander Investment in Peru, and Director of Cavali ICLV S.A. Mr. Villa is a Business and Entreprenurial Sciences graduate from Universidad de Sevilla and holds an MBA from Instituto de Estudios Superiores de la Empresa-IESE, Barcelona, Spain. He attended the AMP program of the Wharton Business School at the University of Pennsylvania, U.S.A.

B. Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid to all directors and executive officers as a group was approximately S/.20.1 million. No allocations are made for pensions, retirement plans or similar benefits for our directors and executive officers.

Certain of our executive officers are eligible to participate in the Telefónica S.A. incentive compensation plan called “TOP”, which is open to certain officers throughout the Telefónica group. Under the TOP plan, eligible officers can purchase shares of Telefónica in the open market at market prices and are required to hold these shares during the entire effective period in order to receive additional cash compensation, calculated on the basis of any increase in the value of Telefónica’s shares, or shares of Telefónica. As of December 31, 2002, the executive officers eligible under the TOP plan have purchased approximately 178,000 options for Telefónica shares for approximately 2.41 million euros. The TOP plan is effective through September 30, 2003.

Our employees, including our officers and directors, are eligible to participate in the Telefónica S.A. Incentive Employee Shares (“TIES”) incentive compensation plan. The TIES plan, which is directed to all employees of the Telefónica group, requires eligible employees to purchase Telefónica’s shares at below market prices and to receive options, based on the number of shares purchases by each eligible employee, whose value will depend on any increase in the value of Telefónica’s shares over an initial reference price. The TIES plan has a duration of four years from the date of delivery of the options.

C. Board Practices

Board of Directors

The board of directors is responsible for the management and legal representation necessary for the administration of our company. According to the by-laws, the board’s responsibilities include, among others, directing all operational and financial matters, establishing and modifying the organizational structure of the company by appointing officers and delegating power to them, entering into contracts and making decisions regarding the company’s operations and disposition of funds and other property.

The board of directors consists of a minimum of nine directors and a maximum of fourteen directors and their respective alternate directors who are elected by the shareholders. In accordance with the by-laws, each class of stock is entitled to elect a different number of directors. The holders of class A-1 shares elect a simple majority of directors and the holders of class B shares elect the number of remaining directors needed to complete of the number of directors approved by the shareholders for such term. Class C shareholders will have the right to elect one director if and when class C shares represent three percent or more of the capital stock and from then on will maintain that right indefinitely, even if their participation in the capital is reduced. In that case, class B shareholders will have the right to elect one less director. Class C shareholders do not currently elect any directors.

As of April 23, 2003, the board of directors is comprised of nine directors, five elected by holders of the class A-1 shares and four directors elected by holders of the class B shares. Directors are elected at meetings of holders of each class. One alternate director is elected in the same manner for each director. Directors serve for a term of three years and may be re-elected. Each share of our common stock gives the holder the right to as many votes as there are directors to be elected by that class. Each holder may pool his votes in favor of one person or distribute them among various persons.

The board will elect one president and one or more vice presidents among its members. In addition, the board will elect a Secretary and Vice Secretary, and if no one is elected to these positions, the General Manager will perform their functions. Directors are elected for three-year terms. However, directors remain in their positions until a new election takes place, even if their terms have expired. If a director’s position is vacant, it will be filled by an alternate director, and in case the latter position is vacant, the board can fill this position.

The board may hold meetings with five directors present, each director having one vote. The board may adopt resolutions with a majority of votes of the attending directors, except in certain cases, which require the vote of five directors. Moreover, the board need not meet in person and may use means that allow communication and assure authenticity of the agreement. In the same manner, agreements can be adopted outside the session with unanimity of the members confirmed in writing. If a director or a third party has an interest contrary to that of the company, he or she should disclose the conflict and abstain from participating in deliberation and resolution concerning the matter. Election of directors will be held under the system of cumulative voting, meaning that each share gives right to as many votes as there are directors to be elected.

As of December 31, 2002, no member of our board of directors has entered into service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Executive Committee

The board’s executive committee consists of four directors elected by the board on April 23, 2003. The executive committee acts as the main executive body responsible for business decisions not requiring full actions by the board. Our executive committee members as of April 23, 2003 are Javier Nadal Ariño, Juan Revilla Vergara, Enrique Normand Sparks and José Antonio Colomer Guiu.

Audit Committee

In February 2002, we created an audit committee. The audit committee is responsible for providing support to the board of directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems and maintaining the integrity of the preparation of individual and consolidated audits. The members of the committee as of April 23, 2003 are Alfonso Ferrari Herrero, Enrique Used Aznar and Eduardo Caride.

General Manager

The General Manager executes the dispositions of the board and of the general meeting of shareholders and is vested in representing the company. The General Manager’s functions include, among others, organizing the company’s internal schedule and directing the company’s operations, inspecting the company’s books and operations, managing expenses, assets and capital stock, and reporting to the board the condition and progress of the company’s business and operations, its collection, investments and available funds, and hiring and firing workers.

D. Employees

Since the privatization in 1994, we have effected a substantial reduction in our workforce primarily through our early retirement program. As of December 31, 2002, we had 3,366 employees (not including employees of our subsidiaries, affiliates or temporary programs). The continued reduction in the workforce, coupled with an aggressive line installation program has led to a corresponding increase in the number of lines per employee. By the end of 2002, there were 539 lines in service per employee compared to 87 lines in service per employee in 1994.

As of December 31, 2002, approximately 1,660 of our employees were members of labor unions, excluding approximately 140 that work at Telefónica Gestion de Servicios Compartidos Perú S.A.C. In 2003, we will have to negotiate a new collective bargaining agreement that will cover all our unionized workers with both the company’s unions (Federación de Trabajadores and the Sindicato Unitario de Trabajadores). The agreement currently in effect, though signed on December 2000, applied retroactively from December 1999 and will expire on November 2003. We had only one strike or work stoppage in the last five years prior to the collective bargaining agreement. We believe our relations with employees are good.

We deduct each year approximately 11% from each employee’s salary for contribution to a pension plan of the employee’s choosing, which, since 1993, may be either a privately-administered pension fund or a fund managed by the Peruvian government. We also contribute an amount equal to 9% of each employee’s salary to a government-administered health care program and an additional 2% for the extraordinary solidarity tax (previously payable to the National Housing Fund). In addition, pursuant to Peruvian law, employees who work in telecommunications companies have the right to receive 10% of our adjusted taxable income before taxes as profit-sharing. See Item 5: “Operating and Financial Review and Prospects—Fiscal Year 2001 Compared to Fiscal Year 2000—Workers’ Profit Sharing Expense”.

For a discussion regarding TIES, the employee incentive compensation plan, refer to “—Compensation” above.

The following table provides the number of our management, non-management and temporary employees for the fiscal years ended December 31, 2000, 2001 and 2002. The figures for 2000 include employees from Telefónica Data Perú S.A.A. (now Telefónica Empresas Perú S.A.A.) that were transferred as part of the reorganization transactions.

	2000	2001	2002
Management	917	650	636
Employees	3,382	2,599	2,210
Contractors/Temporary	576	574	520

Total(1)	4,875	3,823	3,366

(1)	Includes only our employees and does not include the employees of our subsidiaries, affiliates and temporary programs.

E. Share ownership

None of our current directors and executive officers beneficially own shares or held options in respect of shares of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Our capital stock is comprised of three classes of common stock (i) Class A-1 Shares, representing 38.895% of our capital stock, (ii) Class B Shares, representing 61.088% of our capital stock and (iii) Class C Shares, representing 0.017% of our capital stock. Class B Shares trade on the Lima Stock Exchange and (in the form of ADSs each representing 10 Class B Shares) on the New York Stock Exchange.

The following table sets forth certain information as of December 31, 2002 with respect to the ownership of our share capital by each shareholder and group of affiliated shareholders known to us to own more than 5% of any class of our ordinary shares:

	At December 31, 2002
	Number of Shares	Percent of Class	Percent of Total Share Capital
A-1 shares
Telefónica Perú Holding S.A.C.(1)(2)	669,762,378	100.00%	38.895%
B shares
Telefónica Perú Holding S.A.C	148,693,350	14.14%
Telefónica Internacional S.A.(1)(2)	852,821,462	81.07%
Total B shares(3)	1,051,912,001	100.00%	61.088%
C shares(4)	290,038	100.00%	0.017%

Total shares	1,721,964,417	100.00%	100.00%

(1)	Telefónica Internacional S.A. owns 1,955,551,200 shares of Telefónica Perú Holding S.A.C., representing a 99.99% interest. Telefónica owns Telefónica del Perú’s class A-1 shares through Telefónica Perú Holding S.A.C., a consortium Telefónica controls.

(2)	For purposes of the Securities Act of 1933, Telefónica has beneficial ownership of the shares owned by Telefónica Internacional and Telefónica Perú Holding S.A.C and as a result, Telefónica exercises voting control over a total of approximately 97% of our capital stock.

(3)	Including class B shares represented by ADSs. The reorganization transactions had the effect of reducing the capital stock by 233,294,341 Class B Shares, 148,692,654 Class A-1 Shares and 646,166 Class C Shares and those shares were cancelled.

(4)	Class C shares, which are owned by our employees, automatically convert to class B shares when such class C shares are sold to third parties.

Other than with respect to the number of directors each Class may elect as discussed in Item 6: “Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors,” none of our major shareholders have different voting rights.

As of June 6, 2003, 1.92% of our Class B shares, as represented by ADSs, are held by 129 record holders of such shares within the United States.

Principal Shareholders

In May 2000, Telefónica, our majority shareholder through its interest in Telefónica Perú Holding S.A.C., launched a tender offer to acquire all of our capital stock. Telefónica also launched tender offers to acquire shares of Telefónica’s Brazilian subsidiaries Tele Sudeste Celular Participações S.A. and Telecomunicações de São Paulo—Telesp and its Argentine subsidiary Telefónica de Argentina S.A. As a result of the tender offers, Telefónica increased its ownership of our capital stock to approximately 97%.

Pursuant to the reorganization transactions, our capital stock has been reduced by the same percentage of pre-spin-off total capital stock as equals the percentage of pre-spin-off shareholders’ equity represented by the assets and liabilities spun-off. See Item 4: “Information on the Company—History and Development of the

Company—Exchange Offers and Reorganization Transactions”.

B. Related party transactions.

Management Contracts

We believe that our relationship with Telefónica Internacional provides us with important competitive advantages due to Telefónica Internacional’s experience in developing telecommunications businesses in Latin America. Some of our executive officers were employed by Telefónica prior to joining our company. Under this management team, we have implemented a plan to increase the number of lines in service, modernize the network, increase employee productivity, consolidate operations and introduce new management control and planning systems. In addition to the transfer of managerial and operational expertise, Telefónica Internacional provides us with increased purchasing and negotiating power through alliances with its other affiliates, as well as access to technology, research and product development.

Pursuant to the terms of the share purchase agreement, we entered into management contracts with Telefónica Internacional, dated as of May 16, 1994, pursuant to which Telefónica Internacional agreed to manage our businesses and provide technical and operational expertise with respect to our entire range of activities. The share purchase agreement also provides that any transaction between Telefónica Internacional or any of its affiliates and us must be on terms no less favorable than those that would be entered into with independent entities. In order to ensure that independent directors review transactions between us and Telefónica Internacional or any of its affiliates, our by-laws provide that all such transactions must be approved by a majority of the board’s directors.

The basic terms and conditions of each of the management contracts are identical and are set forth below.

Telefónica Internacional’s Responsibilities. Under the terms of the management contracts, Telefónica Internacional has responsibility for the overall management of our company, including:

•	development and implementation of general policies,

•	design of organization, personnel and compensation structures,

•	provision or hiring of necessary personnel,

•	transfer and application of state of the art technology and expertise, and

•	development of detailed annual plans and budgets.

Technology Transfer and Management Fees. Under the management contracts, Telefónica Internacional is entitled to quarterly fees payable in U.S. dollars for technology transfer and management. The technology transfer fee is 1% of our operating revenue. The management fee is equal to 9% of our quarterly operating profit, as defined in the management contracts, before depreciation, the payment of the technology transfer and management fees and duties, contributions and royalties set forth in the State Contracts. The valuation of each item included in the management fee formula is made in accordance with Peruvian GAAP and is subject to review by a recognized independent accounting firm designated by both us and Telefónica Internacional.

Technology transfer fees amounted to S/.28.4 million, S/.25.6 million and S./34.5 million in 2000, 2001 and 2002, respectively, and management fees amounted to S/.247.4 million, S/.142.0 million and S./195.8 million in 2000, 2001, and 2002 respectively. In 1996, the fees paid under the management contracts were taxed at the rate of 10%.

Duration. The management contracts have five-year terms and will be automatically extended for additional periods of five years each, up to a maximum of 20 years, after which the parties may, at their option, negotiate a new contract. Telefónica Internacional may terminate the management contracts for any of the following reasons:

•	a delay of more than 90 days in the payment of the management fee,

•	non-performance of a material term by us of the management contract, or

•	termination of a concession granted by the State Contracts.

In the event Telefónica Internacional terminates the management contracts for any of the reasons listed above, we may be liable for damages suffered by Telefónica Internacional as a result of such termination. We may also terminate the management contracts in the event of:

•	non-performance of a material term of the contract by Telefónica Internacional,

•	the liquidation or bankruptcy of Telefónica Internacional, or

•	termination of a concession granted by the State Contracts.

Contracts with Telefónica Móviles

In December 1999, we entered into several contracts with Telefónica Móviles whereby Telefónica Móviles agreed to make monthly payments to us for:

•	leasing space for approximately U.S.$300,000, which in 2002 was reduced to approximately U.S.$200,000;

•	electricity for approximately U.S.$100,000, which in 2002 remained the same; and

•	use of antenna towers for approximately U.S.$55,000, which in 2002 was reduced to approximately $35,000.

As part of the transfer of assets and liabilities to Telefónica Móviles in the reorganization transactions, debt, totaling approximately U.S.$200 million, was transferred as a liability to Telefónica Móviles pursuant to a Debt Recognition and Payment Commitment Contract. We entered into the contract with Telefónica Móviles for a term of two years, renewable for one-year periods. As of December 31, 2002, U.S.$75 million was outstanding under this contract.

Contracts with Terra Networks

In October 1999, Terra Networks S.A., a company also controlled by our controlling shareholder, acquired the Internet client base of one of our subsidiaries, Telefónica Servicios Internet del Perú, S.A.C., which provides Internet access to the residential market in Peru. We agreed that we would not provide Internet services to residential customers in Peru without Terra Network’s prior written consent. In return, Terra Networks agreed to pay U.S. $30 million and an option to purchase ordinary shares, for which we granted Terra Networks a right of first refusal. We also agreed to provide Terra Networks with telecommunications services in Peru subject to payment for such services.

Contract with Teleatento del Perú

Pursuant to a Share Purchase Agreement dated September 30, 1999, we are a partner with Atento Holding Telecomunicaciones S.A., (now Atento Holding, Inc.), a subsidiary of Telefónica, in Teleatento del Perú, which provides call center services in Peru. Atento Holding, Inc. owns 70% of Teleatento del Perú and we hold the remaining 30%.

Other Contracts

On April 1, 2001, we entered into a contract with a subsidiary of Telefónica, Telefónica Gestión de Servicios Compartidos S.A.C. (TGSC), to receive services such as accounting, systems, human resources, security, logistics and computer services. TGSC provides these common services to all business lines of Telefónica within Peru. The contract is for an initial term of five years, renewable for successive three-year periods thereafter, absent notice of withdrawal. The contract provides that payments for services are determined on the basis of schedules containing criteria for each service. Payments and services provided are renegotiated annually.

In March 2001, we entered into an agreement with Telefónica Internacional for a yen ¥16,456 million loan (equivalent to S/.479.1 million) with a fixed interest rate for a term of three years. As of April 31, 2003, we made total prepayments of S/.380.29 million (including the hedge amount), reducing the amount outstanding under the loan from Telefónica Internacional to S/.97.7 million (including the hedge amount). See Item 5: “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

Loans to Employees

Loans are granted to our employees and officers for terms ranging from one to twelve months and carry interest rates, which are generally below the existing market interest rates, depending on the type of loan. Other than reduced interest rates, the terms are substantially similar to those in the markets. As of December 31, 2000, 2001 and 2002, loans outstanding to employees and officers amounted to approximately S/.20.0 million, S/.4.8 million and S/.5.1 million, respectively.

No member of the Board of Directors or member of the Audit Committee or any of the officers responsible for implementing our policies, has incurred any material indebtedness to us.

C. Interests of experts and counsel

Not applicable

Item 8. Financial Information

A. Consolidated statements and other financial information.

See Item 18 to our Annual Report.

Legal Proceedings

Labor Dispute

On September 11, 2002, the Supreme Court of Peru ruled on one of our disputes with our main labor unions, the Sindicato Unitario de Telefónica del Perú S.A. and the Federación de Trabajadores de Telefónica, filed against us on May 29, 2000, regarding a constitutional violation due to the alleged application of an undercover plan of dismissals.

Previously, on July 17, 2000, the Primer Juzgado Corporativo Transitorio Especializado en Derecho Público, considering that there was enough proof of the existence of such plan of dismissals, ruled against us ordering to stop any plan intended to threaten the union workers to obtain their resignation, but the Sala Corporativa Transitoria Especializada en Derecho Público de la Corte Superior reversed that decision on the basis that there was no proof that the documents related to the plan of dismissals presented by the unions were prepared by

Telefónica del Perú, and that even if they belonged to the company, such documents were obtained in violation of the criminal law, and therefore could not be used as proof in any legal procedure, according to the Constitution.

The Supreme Court held that Article 34° of the Legislative Decree N°. 728, Labor Productivity and Competitiveness Law, which stated that the remedy for an arbitrary dismissal of an employee was monetary damages, and not the reinstatement of the employee, violated the Constitution. Consequently, and even though it was not part of the dispute, the Supreme Court ordered us to reinstate those dismissed employees who were arbitrarily dismissed between May 29, 2000 and July 11, 2002 and cease dismissing employees pursuant to Article 34°. The ruling, however, did not indicate which employees were arbitrarily dismissed, and remanded the determination of the remedy back to the initial judge.

We voluntarily reinstated 172 employees and asked the judge to consider the ruling accomplished, understanding, for different reasons, that the rest of the dismissed employees were excluded of the ruling. The judge agreed only partially with our position and ordered us to reinstate all but 32 of the 411 remaining employees of those dismissed between May 29, 2000 and July 11, 2002. A final judgment is expected in relation to these 32 cases.

Proceedings with OSIPTEL

In July 2001, OSIPTEL set the value of the productivity factor as 6% annually, equivalent to 1.535% quarterly. We consider the value of the productivity factor set by OSIPTEL at 6% erroneous and a violation of the State Contract, as OSIPTEL had previously announced the value of the productivity factor to be 5.39% a year. We are in arbitration proceedings with OSIPTEL to challenge the value of the productivity factor. However, in March 2003 we decided to commercially launch new service plans for fixed telephone service, which applied the productivity factor. See Item 4. “—Business Description—New Service Plans.” Nevertheless, we will continue the arbitration proceeding with OSIPTEL until the arbitration tribunal establishes a reliable methodology to determine future productivity factors.

On September 28, 2001, we initiated arbitration proceedings with OSIPTEL regarding the interconnection charges that OSIPTEL established for the initiation and termination of calls in fixed telephone networks from 2000 to the present. The State Contracts establish that interconnection charges must be based on the costs incurred by us plus a reasonable profit margin for providing interconnection services. We believe that OSIPTEL has ignored this contractual provision and has established charges based on mandates and regulatory norms in other countries and costs models completely unrelated to the real costs of the company.

Legal actions relating to seizures of our accounts receivables and bank funds

In 2002, approximately S/.72 million of our accounts receivable and bank funds were seized by various municipalities in Lima and other provinces claiming that such seizures were for the payment of licenses and fines for installation of external plants allegedly without municipal authorization. Such municipalities initiated coercive collection processes and placed liens on our funds and credit rights, even prior to definitive judicial pronouncement of their claims. We believe that the coercive collections were initiated illegally, infringing on our right to defend such claims, and the seizures lack the necessary legal grounds to hold up in court. Some of the coercive collections have already been declared illegal by means of Resolution No. 2178, dated December 20, 2002, by the Sixth Civil Section of the Lima Superior Court and Resolution No. 2, dated January 7, 2003, by the Civil Court of Chincha, and others. We are currently taking all necessary actions to continue to defend ourselves and recover the funds that have been seized, and we cannot assure that the outcome of these legal actions will be favorable to us.

In addition, we are involved in various other claims and legal actions arising in the ordinary cause of business. We have recorded provisions against these claims. We believe that the ultimate disposition of these matters will not have consolidated material adverse effect on our financial position or results of operations.

Tax Matters

SUNAT, the Peruvian tax authority, is legally entitled to review and if necessary, adjust the income tax calculated by us and our subsidiaries during the four years following the year of the related tax return filing. In

February 2002, SUNAT notified us through several resolutions that as a result of a review of our 1998 tax returns, we owed income tax and value added tax for approximately S/.244,449,000 including interest and penalties. Based on advice of our legal counsel, we consider these resolutions to not be in accordance with the law and have made a claim against such resolutions. However, in April 2002, we made an additional probatory claim, accepting SUNAT’s disallowance against us for S/.28,000,000. SUNAT is currently evaluating our claims. We believe that the ultimate disposition of this matter will not be unfavorable to us.

In connection with SUNAT’s review of our 1997 income tax returns we had filed an appeal with the Tax Court against its additional assessment of S/.131,528,000 in October 1999. In March 2002, the Tax Court ruled in SUNAT’s favor for an additional assessment of S/.84,000,000 but SUNAT must revise its claims against us for amounts related to the amortization of intangibles.

In addition, SUNAT is currently reviewing our 1999 returns. Due to possible interpretations of current legislation, it is not possible to determine whether this, or any other such review will result in additional tax liabilities for us and our subsidiaries. However, we believe that any additional tax assessments would not have consolidated material adverse effect on our financial position or results of operations.

Dividend Policy and Dividends

Our current dividend policy allows the payment of an interim and a final dividend in each fiscal year. All outstanding shares of common stock at the record date for a dividend or other distribution are entitled to share equally in any such dividend. The maximum amount of the annual dividend can not exceed 50% of our net profit for the fiscal year, and is approved by the Shareholders’ Annual Meeting. According to the Peruvian Companies Law, dividends can be distributed only from earnings actually obtained or from cash reserves at our disposal, provided that the value of the assets is equal to or greater than paid-in capital stock. The interim dividend is declared at the board’s discretion. The declaration and payment of final dividends are subject to approval by a majority vote of the outstanding shares of our common stock present at the annual general shareholders’ meeting, and the actual amount paid after such shareholder approval will be the balance of the final dividend after deducting the interim dividend paid. The annual general shareholders’ meeting is required by Peruvian law to be held during the first quarter of each fiscal year and generally takes place in March. The final dividend generally will be paid during the fiscal year following the fiscal year to which such dividend relates.

Any dividend and future dividends will depend on our legal reserve, results of operations, financial position, cash requirements, capital expenditure needs, future prospects and other factors deemed relevant by the board of directors and our shareholders.

We may not distribute less than 50% of net profits after deducting the legal reserve if shareholders representing at least 20% of the subscribed voting shares have voted in favor of a dividend distribution. Available earnings are subject to the following priorities:

(1) the mandatory employee profit sharing of 10% of pre-tax profits must be paid. Under Peruvian labor law, any telecommunications company with more than 20 employees is required to distribute among its employees 10% of its annual pre-tax profits. Fifty percent of the funds are distributed based on attendance, i.e., the number of days worked during the preceding year, and the balance is distributed based on relative salary levels. Profit sharing payments are made irrespective of any holdings in class C shares or any other shares of our capital stock;

(2) at least 10% of the net profits must be allocated to a legal reserve, which is not thereafter available for use except to cover losses in the profit and loss statement when no profits or special reserve is available for such purpose. The legal reserve must be reconstituted following any such use. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve remains in place until the reserve constitutes 20% of the capital stock. After the reserve has been funded, the shareholders can then allocate any portion of the net profits not required to be distributed to shareholders to any other special reserve; and

(3) the remainder of the net profits is available for distribution.

Dividends on our three classes of shares of common stock are distributed pro rata in accordance with the number of shares of common stock held by each holder.

The right to receive dividends expires ten years after the date on which payment of such dividends was due if not claimed by the holder of shares within that time.

The table below sets forth the interim, final and total cash dividends paid per share for the periods indicated:

Cash Dividends Per Share

	Interim		Final		Total
	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)
1999	0.040	0.012	0.090	0.026	0.130	0.038
2000	0.040	0.012	0.107	0.031	0.147	0.042
2001	0.000	0.000	0.059	0.017	0.059	0.017
2002(3)	0.000	0.000	0.000	0.000	0.000	0.000

(1)	Expressed in nominal nuevos soles.

(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the initial payment date of the dividend.

(3)	Dividends for 2002 of S/.0.008264 per share (U.S.$0.00235 per share) were declared by the board of directors on March 26, 2003 and this information was made public on March 27, 2003. As of the date of this Annual Report, the dividends for 2002 have not yet been paid.

The table below sets forth the interim, final and total cash dividends paid per ADS for the periods indicated, and does not reflect any deduction for the charges of the depository.

Cash Dividends Per ADS(1)

	Interim		Final		Total
	S/.(2)	U.S.$(3)	S/.(2)	U.S.$(3)	S/.(2)	U.S.$(3)
1999	0.400	0.119	0.903	0.259	1.303	0.379
2000	0.400	0.116	1.070	0.306	1.470	0.422
2001	0.000	0.000	0.588	0.168	0.588	0.168
2002(4)	0.000	0.000	0.000	0.000	0.000	0.000

(1)	ADSs were outstanding beginning in fiscal year 1996.

(2)	Expressed in nominal nuevos soles.

(3)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the payment date of the dividend.

(4)	Dividends for 2002 of S/.0.08264 per share (U.S.$0.0235 per share) were declared by the board of directors on March 26, 2003 and this information was made public on March 27, 2003. As of the date of this Annual Report, the dividends for 2002 have not yet been paid.

Owners of ADSs on the applicable record date are entitled to receive any dividends payable in respect of the class B shares underlying the ADSs subject to the terms of the deposit agreement. Cash dividends are paid to the depositary in nuevos soles and will generally be converted by the depositary into dollars and paid to holders of ADRs net of currency conversion expenses. From January 1, 2003, dividends paid to domiciled or non-domiciled individuals or to non-domiciled enties are subject to Peruvian witholding income tax at the rate of 4.1% thereon, regardless of whether such dividends relate to ADSs or class B shares. See Item 9: “Additional Information—Taxation”.

B. Significant Changes

There have been no significant changes since date of our Consolidated Annual Financial Statements.

Item 9. The Offer and Listing

A. Offer and listing details

ADSs Traded on the New York Stock Exchange

The ADSs began trading on the New York stock exchange, or NYSE, under the symbol TDP on July 2, 1996. In addition, the ADSs are quoted on Lima stock exchange under the symbol “TDP.LM” and the SEAQ International System operated by The International Stock Exchanges of United Kingdom and Republic of Ireland Limited, or SEAQ International. Each ADS represents ten class B shares.

JP Morgan Chase Bank of New York is our depositary issuing American Depositary Receipts (“ADRs,”), evidencing the ADSs pursuant to the deposit agreement, dated as of July 2, 1996, among us, the depositary and the holders from time to time of ADRs.

The table below sets forth, for the period indicated, the reported high and low sale prices of ADSs on the New York stock exchange:

	Per ADS
	High		Low
	(U.S. dollars)
1998	22	13/16	10	3/8
1999	15	7/8	10	7/8
2000	2	11/8	5	13/16
2001	6	11/16	2	10/24
2002	3	15/16	1	3/16

2001:
First Quarter	6	11/16	4	2/16
Second Quarter	5	5/8	3	13/16
Third Quarter	4	5/8	3	6/16
Fourth Quarter	3	6/16	2	6/16

2002:
First Quarter	3	14/16	2	12/16
Second Quarter	3	15/16	2	2/16
Third Quarter	2	15/16	1	3/16
Fourth Quarter	1	15/16	1	4/16

2003:
First Quarter	1	14/16	1	10/16

Recent Six Months:
December 2002	1	14/16	1	7/16
January 2003	1	13/16	1	8/16
February 2003	1	11/16	1	8/16
March 2003	1	14/16	1	10/16
April 2003	2	7/16	1	11/16
May 2003	2	15/16	2	2/10

On June 5, 2003, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$2 12/16 per ADS.

Class B Shares and Class C Shares traded on the Lima Stock Exchange

The following table sets forth the outstanding shares of our capital stock as of December 31, 2002.

Class of Shares	Number of Shares	Percentage of Outstanding Share Capital
A-1	669,762,378	38.895%
B	1,051,912,001	61.088%
C	290,038	0.017%

Total	1,721,964,417	100%

Only class B shares and class C shares trade on the Lima stock exchange. The following table shows the reported high and low trading price in nominal nuevos soles and the average daily trading value of our class B shares and class C shares on the Lima stock exchange for the indicated periods:

Period(1)	High	Low	Average Daily Trading Volume
	(nominal nuevos soles)
1998
B shares	6.43	3.12	8,050,098.44
C shares	6.41	3.40	76,473.57
1999
B shares	5.40	3.53	4,298,837.80
C shares	5.36	3.60	90,637.46
2000
B shares	7.23	2.07	15,085,199.36
C shares	7.21	2.30	410,360.98
2001
B shares	2.29	0.77	37,573.82
C shares	2.22	1.28	11,124.65
2002
B shares	1.20	0.47	14,151.76
C shares	0.92	0.58	3,0559.60

2001
First Quarter
B shares	2.29	1.50	57,957.77
C shares	2.22	1.73	14,267.72
Second Quarter
B shares	1.95	1.32	61,612.29
C shares	1.48	1.28	3,849.56
Third Quarter
B shares	1.5	1.08	19,904.75
C shares	—	—	3,189.60
Fourth Quarter
B shares	1.08	0.77	11,889.24
C shares	—	—	4,969.80

2002:
First Quarter
B shares	1.14	0.88	16,336.16
C shares	—	—	395.45
Second Quarter
B shares	1.20	0.90	13,881.98
C shares	0.92	0.92	3,660.51
Third Quarter
B shares	0.89	0.47	14,229.38
C shares(2)	—	—	—
Fourth Quarter
B shares	0.70	0.47	10,134.64
C shares(2)	0.58	0.58	4,990.31

2003:
First Quarter
B shares	0.68	0.57	16,771.80
C shares(2)	0.60	0.60	827.94

Recent Six Months (B shares)(2):
December 2002	0.70	0.56	8,732.09
January 2003	0.64	0.57	16,914.81
February 2003	0.67	0.57	21,166.40
March 2003	0.68	0.60	12,219.90
April 2003	0.83	0.63	14,461.70
May 2003	0.98	0.74	12,448.88

Source: Lima stock exchange

(1)	Class A-1 shares are listed on the Lima Stock Exchange.

(2)	Class C shares have been negotiated during the First, Second and Fourth Quarter in one, three and two trading sessions, respectively, without quotation.

As of June 5, 2003, the last reported sale price of the Class B Shares on the Lima Stock Exchange was S/.0.85 per share.

Pursuant to decisions adopted at the shareholders’ meetings in March 1997 and March 1998, we launched a program to repurchase up to 10% of our outstanding share capital through a series of transactions totaling approximately U.S.$523 million (including transaction and financial costs). The repurchase program ended March 1999. A capital reduction of 10% of the stock so acquired was approved at the March 1999 shareholders’ meeting.

B. Plan of Distribution

Not applicable

C. Markets

The Peruvian Securities Market

Background

As of December 31, 2002, there were approximately 260 companies listed on the Lima stock exchange, Peru’s only securities exchange. Trading on the Lima stock exchange takes place from 9 a.m. to 2 p.m. local time, Monday through Friday, and is conducted electronically in the Rueda de Bolsa (stock exchange trading).

The transactions are executed through local brokerage firms on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of receipt. The orders specify the type of security ordered or offered, the amounts, and the price of the sale or purchase, as the case may be.

The Indice General de la Bolsa de Valores de Lima, or the General Index, is composed of 32 of the most representative stocks on the market. Due to the high levels of inflation during the last decade, it has been necessary to reset the base index several times, most recently on December 30, 1991, when it was reset at 100. The composition of the General Index was last changed in December 2002. The selection of stocks and their weight within the General Index depends on trading volume, number of trades and frequency of trades. Another index, the Indice Selectivo, or the Selective Index, is composed of 15 stocks deemed to be the most representative of the Peruvian market as a whole based on the same criteria. The Selective Index includes Credicorp, Buenaventura, ADR Telefónica, and Backus Investments, among others. In addition, the Lima stock exchange calculates indices that measure the price of stocks in seven economic sectors, including banking, industrial, mining, utilities, diverse industrial and agro pecuario.

Stock Market Performance

Peru stock market capitalization decreased by 36.5% in 1998, increased by 21.5% in 1999, decreased by 21.6% in 2000, increased by 3.3% in 2001 and increased by 15.9% in 2002. The sharp decrease in 1998 was due chiefly to the effects of the emerging markets crisis. The decrease in 2000 was due mainly to the loss in liquidity after the tender offer of Telefónica for the shares of Telefónica del Perú. The slight increase in market capitalization for 2001 compared to 2000 was mainly due to the increase of industrial and mining shares by 14.3%, partially offset by the 12.9% decrease of public services shares. The increase in market capitalization in 2002 was primarily due to an increase in diverse investment stocks by 47%, an increase in mining investment stocks by 42% and an increase in industrial stocks by 36%, partially offset by a 15% decrease in agrario stocks.

The following table shows the traded volumes, market capitalization and performance of the General Index and Selective Index of the Lima stock exchange for the years indicated:

	2000	2001	2002
	(in thousands of nuevos soles, except as indicated)
Traded Volumes(1)(2)	3,596.40	3,433.40	2,873.68
Market Capitalization(2)	10,511.10	10,861.05	12,592.88
General Index	1,208.41	1,176.45	1,391.97
Selective Index	2,046.59	1,917.16	2,202.32

Source: Lima Stock Exchange

(1)	Includes both equity and debt.
(2)	In millions of U.S. dollars.

Market Regulation

Comisión Nacional Supervisora de Empresas y Valores (the “Peruvian Securities Commission” or “CONASEV”) regulates the securities market in Peru. It is a public entity under the responsibility of the Ministry of Economy and Finance, governed by a nine-member board appointed by the government. It was established by its own organic law, as approved by Decree Law No. 26126. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Peru as well as Peruvian branches or agencies of foreign corporations, admission of members to the Peruvian stock exchange, authorization of the creation of exchanges, and approval of the registration of securities offerings. CONASEV also supervises the operation of securities markets and the dissemination of information to investors, governs the operations of the Public Registry of Securities and Brokers, controls the activity of mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of their financial statements, and registers and supervises the auditors providing accounting services to companies under CONASEV’s supervision.

In October 1996, the Fujimori administration published Legislative Decree No. 861 (the “Securities Market Law of 1996”) to improve investment conditions in the Peruvian securities market. This decree contained several provisions intended to improve the efficiency and transparency of the Peruvian capital markets, including restrictions on insider trading, protections for holders of minority investments in companies, increases in certain stock market reserve and capitalization requirements, and regulations permitting market stabilization activities by brokers under certain circumstances.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Summaries of various provisions of our Memorandum and Articles of Association and other related information are set forth below. Our by-laws were last revised on March 26, 2002, when our shareholders approved amendments to the composition of the board of directors, the quorum for meetings of the board of directors and the number of directors needed to approve certain transactions.

Company’s object and purpose; registration and transfer

Our object and purpose as a company, as stated in Article 2 of our By-laws, includes, but is not limited to, the following: operate and provide all types of telecommunication services and engage in any activity related to lines, satellites, equipment and systems, including databases, software and technical telecommunication facilities; operate and provide international telecommunication services through satellites, underwater cables and other technological media; perform data processing and research related to telecommunications components and equipment; market all types of goods and services and edit, print and market telephone directories; acquire and hold shares, interests or securities of other entities, regardless of their object or activity.

Shares of common stock are evidenced by share certificates or in registered form. We maintain the share registry for shares evidenced by physical certificates at our executive office in Lima, Peru. The Peruvian clearing institution keeps the share registry for shares evidenced by book entry. Transfers, encumbrances and liens on shares must be registered in the share registry and are only enforceable against us and third parties after such registration has taken place.

Currently, all securities traded on the Lima stock exchange must be registered in the Peruvian clearing institution, a book-entry settlement system. Any holder of securities that holds a physical certificate must convert to the Peruvian clearing institution system before effecting a transaction on the Lima stock exchange in such securities. A holder may request us to issue a new physical certificate. We are required to report transfers of shares of common stock to the Peruvian tax authority within the first ten business days of the calendar month following such transfer.

Directors

Our Board of Directors is comprised of nine (9) directors elected at a Special Shareholders meeting held by each class of shares. The quorum for meetings of our board is a simple majority of the members of the board. Resolutions can normally be passed with the vote of more than half of the number of directors present at a meeting. Nevertheless, certain resolutions must be approved by a majority of the board of directors, including among others:

•	the disposition of assets with an individual market value of at least U.S. $15,000,000;

•	any transaction with an individual or entity with a value greater than the lesser of 15% of the gross income of the applicable fiscal year or U.S. $100,000,000;

•	the performance of any type of operation with holders of our class A-1 shares and their affiliates or subsidiaries, holders of shares representing more than 1% of our capital stock, or directors of our company and the companies in which such directors hold a majority interest; and

•	the determination of the amount of the final dividends to be distributed and agreement upon the distribution of interim dividends.

According to Peruvian law, a director who, in any matter, has a conflict of interest with our company must inform the board of directors and abstain from discussing and voting upon any resolution related to the subject. Directors are liable to us for any damage caused by their breach of this duty and may be removed during a shareholders’ meeting at the request of any shareholder or other directors, upon the vote of a majority of those present.

Rights, preferences and restrictions of shares

Holders of shares of common stock are entitled to one vote per share on all votes submitted for voting by shareholders, except that:

•	holders of the class A-1 shares are entitled to elect a simple majority of the members of the board for each term,

•	holders of the class B shares are entitled to elect as many directors as are required to complete the number of members of the board determined by the general shareholders meeting for each term, taking into account the number of directors elected by holder of class A-1 shares and holders of class C shares, if applicable, and

•	holders of the class C shares are not currently entitled to elect any member of the board.

In the event that holders of the class C shares hold an aggregate of at least 3% of our fully subscribed share capital, the holders of the class C shares will have the right to elect one director. In this case, holders of class B shares are entitled to elect one less member of the board.

The Peruvian Companies Law requires that all corporations provide for the representation of minority shareholders on their boards of directors. As a result, each share of our common stock gives the holder the right to as many votes as there are directors to be elected by that class. Each holder may pool his votes in favor of one person or distribute them among various persons.

Under Peruvian law, a shareholder who has a conflict of interest with our company is not entitled to exercise its voting right in any shareholders’ meeting on issues relating to such conflict. A conflict of interest arises when a shareholder has a direct or indirect interest in the matter or matters being submitted to a vote of the shareholders and, therefore, would not be considered impartial to any decision taken by the shareholders with respect to the matter or matters. In the event that this mandatory rule is not observed, any resolutions that may harm our company may be challenged only if such resolutions would not have been approved without the interested shareholder’s vote. Although those shares of which the voting rights are limited under this provision of Peruvian law are counted to establish a quorum, they are not considered in establishing the voting majorities.

In the event of a liquidation, dissolution or winding-up of our company, the Peruvian Companies Law provides that our assets are to be applied to satisfy our liabilities. If any surplus remains, holders of shares are entitled to receive and share proportionally in all net assets available for distribution to shareholders. The net assets will be set forth in the final balance sheet that the liquidators will submit to the shareholders’ meeting for approval.

There are currently no restrictions under Peruvian law on the rights of non-resident stockholders to own, hold or exercise voting rights on securities. There are also no limitations on the rights of non-resident or foreign stockholders to own, hold or vote stock under the by-laws or other of our constituent documents.

Shareholders’ meetings

Pursuant to Peruvian law and our by-laws, shareholders’ meetings may be general or special. A mandatory general shareholders’ meeting must be convened by the board of directors during the three-month period after the end of each fiscal year. If the board of directors fails to convene the mandatory meeting during the three-month period, or if so convened it is not convened for the required purposes, pursuant to Peruvian law a meeting may be convened by the Peruvian securities commission at the request of any holder of a subscribed voting share. Other general shareholders’ meetings may be convened at any other time the board of directors deems it necessary or upon the request of holders of at least 5% of our subscribed voting shares.

A special shareholders’ meeting of holders of a particular class of common stock must be convened in order to approve the elimination of that class or any amendment to the rights or obligations of that class. In addition, 5% of the holders of any class of common stock may require the board of directors to convene a special shareholders’ meeting of holders of that class. If the board of directors does not convene the shareholders’ meeting when mandated by law or within 15 days of the request of the shareholders, under Peruvian law, the shareholders will be entitled to request from the Peruvian securities commission an order to convene such meeting. Our by-laws provide that any disagreement between the shareholders and our company must be submitted to arbitration.

Notice of shareholders’ meetings must be given by publication of notices, with the last publication occurring at least 25 calendar days prior to the meeting, in the Diario Oficial El Peruano and in a widely circulated newspaper in Lima. Shareholders’ meetings are generally subject to two quorum calls, the second to occur upon failure of the first. A quorum for the first call requires the presence of shareholders holding at least 50% of our subscribed voting shares. For the second call, whatever number of shareholders are present constitutes a quorum.

In order to approve:

•	an increase or reduction of the capital stock,

•	an issue of debt securities,

•	the transfer in a single operation of assets with a book value equal to more than 50% of the capital,

•	the transformation, merger, spin-off, reorganization, dissolution and winding-up of Telefónica del

Perú, or

•	any modification to our by-laws,

a quorum for the first call requires the presence of shareholders holding 50% of the subscribed voting shares of our company. For the second call, a quorum of 25% of our subscribed voting shares is required. If the second quorum call fails, a third quorum call is required, for which any number of holders of subscribed voting shares will constitute a quorum. According to Peruvian law, decisions at shareholders’ meetings must be approved by the majority of the votes of the subscribed voting shares present at the meeting.

The mandatory general shareholders’ meeting must be convened for the purpose of:

•	review of our management and financial statements;

•	the application of earnings;

•	determination of compensation of the directors;

•	selection of the external auditors or authorization of the board of directors to select them; and

•	in general, taking action on any other matters within its competence that have been included in the summons.

Directors are elected at a special shareholders’ meeting of holders of each of the classes of common stock.

Pursuant to Peruvian law and our by-laws, shareholder resolutions that violate the law or our by-laws, or that are against our interests and for the direct or indirect benefit of one or more shareholders, are subject to review by an arbitrator upon the demand of any shareholder. Under the Peruvian Companies Law, a petition to void a particular resolution adopted by the shareholders’ meeting can be brought by shareholders who either:

•	stated opposition to the resolution at a shareholders’ meeting at which the resolution was adopted;

•	were not present at such meeting; or

•	were unlawfully prohibited from voting.

The action may be brought within:

•	two months of the date of the resolution, if the plaintiff is a shareholder who attended the meeting in which the resolutions were approved;

•	three months of the date of the resolution, if the plaintiff is a shareholder who did not attend the meeting in which the resolutions were approved; or

•	one month after registration, if the resolution has to be recorded in the public registry.

In addition, according to the Peruvian Companies Law, a petition to annul a particular resolution adopted by the shareholders’ meeting which is contrary to law or considered null pursuant to the Peruvian civil code, can be brought by any person, including shareholders, who has a legitimate interest. The action may be brought within one year of the date of the resolution.

Under Peruvian law, the creation of preferred shares or the conversion of ordinary shares into preferred shares with the rights as are established for the preferred shares may be approved by a shareholders’ meeting. The meeting must be convened with the same quorum required to modify our by-laws and the decision regarding preferred shares must be approved by the same majority required to modify our by-laws. In addition, Peruvian law requires that matters relating to preferred shares must be expressly indicated in the agenda published in the call notice and be previously approved by the special shareholders’ meeting of those shares.

Withdrawal rights and appraisal procedure

Whenever certain extraordinary actions are adopted at a shareholders’ meeting, such as:

•	a change of corporate purpose;

•	a transfer of the domicile of our company outside of Peru;

•	a change in corporate form; or

•	mergers and acquisitions,

any shareholder not voting in favor of the extraordinary resolution, any shareholder absent from the meeting, any shareholder illegally not permitted to vote at the meeting and any shareholder of non-voting shares, may withdraw from our company and receive the average market price per share over the latest six months recorded on the Lima stock exchange. If our shares are not listed, the shareholder receives the book value of the shares as of the last day of the preceding month. A shareholder must exercise its appraisal rights within ten calendar days following the notice that must be published by us to that effect. Payment on the appraisal rights must be made within two months and must include interest accrued as of the date the withdrawal right was exercised by the shareholder, except:

•	when payment for such term could endanger our stability, or

•	if we have insufficient immediately available funds,

in which case payment will be made under the terms and conditions fixed by arbitration.

Increases and reductions in capital; preemptive rights

We may increase our capital stock upon resolution of a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by a shareholders’ meeting. Under Peruvian law, capital reductions are mandatory when losses have decreased our capital by more than 50% and an entire fiscal year has passed without offsetting such decrease, except in the case that we hold legal and/or freely available reserves or we make new contributions in the amounts as may be necessary to compensate for the loss. This requirement, however, has been suspended through December 31, 2003.

Capital increases and reductions must be communicated to the Peruvian securities commission, the Lima stock exchange and the Peruvian tax authority and published in the Diario Oficial El Peruano and in another widely circulated newspaper in Lima.

According to Peruvian law, the shareholders may give the board of directors the power to approve capital increases up to a maximum authorized amount that cannot exceed 100% of our capital stock at the time the shareholders’ meeting approved the delegation to the board. Within the authorized limit, the board of directors may decide the amount of the successive capital increases to be executed. This authorization will remain in force for a maximum period of five years. Until the subscription of the shares arising from the increase in capital occurs, the shares may not be included as capital of our company or on our balance sheet. We are allowed to issue new certificates arising from capital increases only after the increase has been recorded at the public registry. Exceptionally, we can issue provisional share certificates if the shares have been at least 25% issued and paid.

The Peruvian Companies Law and the Securities Market Law grant preemptive rights to shareholders by requiring every Peruvian company to offer its shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage whenever the company issues new shares. In addition, the Peruvian Companies Law grants those persons who exercise preemptive rights the right to acquire a percentage of the unsubscribed shares remaining after the end of the rights offering. The percentage is based on the proportion that the total amount of shares held by such person prior to the rights offering, together with the shares subscribed by such person in the rights offering, bears to the total amount of shares held prior to the rights offering by all persons exercising preemptive rights, together with all shares subscribed in the rights offering. These are referred to as accretion rights. Preemptive rights are freely transferable to third parties.

In the event of a capital increase with new contributions, the preemptive rights of the shareholders may be eliminated pursuant to a resolution adopted by the shareholders, provided that:

•	the resolution is approved by shareholders holding at least 40% of the subscribed voting shares, unless the shares will be subject to a public offering, in which case the resolution must be approved by a majority of the votes of the subscribed voting shares present at the shareholders’ meeting, subject to the quorum requirements described above; and

•	the capital increase is not intended, directly or indirectly, to enhance the holdings of any individual shareholder.

In addition, shareholders do not have preemptive rights:

•	in the case of the conversion of bonds into shares of stock;

•	with respect to newly issued shares, if the shareholders have unanimously agreed to grant to a shareholder or a third party an option to subscribe to the shares; and

•	in the case of company reorganization under the Peruvian Companies Law.

Acquisition of its own shares

The Peruvian Companies Law provides that a Peruvian company may acquire shares it has issued only to cancel them to reduce its capital. However, if a company has realized profits or free reserves, it may acquire its own shares:

(1) to cancel them without reducing its capital, increasing the face value of the remaining shares;

(2) to cancel them without reducing its capital, but giving the holders in exchange rights to participate in the profits of the corporation;

(3) without the need to cancel them, if the acquisition is done to avoid significant damage to the corporation; or

(4) to keep them as treasury stock, up to an equivalent of 10% of its subscribed capital; provided, however, that in the case of clauses (3) and (4), such shares must be resold within two years of their acquisition or redeemed in accordance with the Securities Market Law.

In any event, the acquisition needs to be approved by the general shareholders’ meeting. A company can only purchase fully paid shares, unless the acquisition is done to avoid significant damage to the corporation.

The acquisition will be made on a pro-rata basis, except:

•	in the case of clause (3);

•	if the shares are acquired for free;

•	the shares are acquired on the stock exchange; or

•	a shareholders’ meeting unanimously approves otherwise.

During the period in which a company holds treasury stock, the rights to such shares will be suspended and such shares will not be considered for the calculation of the quorum or voting purposes.

C. Material Contracts

For information on our material contracts, see Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”.

D. Exchange Controls

There are currently no restrictions under Peruvian law on the export or import of capital, including foreign exchange controls, or restrictions on the remittance of dividends, interest or other payments to non-resident stockholders.

E. Material Tax Considerations

The following is a discussion of the material Peruvian and U.S. federal income tax consequences to you of the acquisition, ownership and disposition of our ADSs or shares.

This discussion only applies to you if you are (or will become) a beneficial owner of our shares or ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state of the United States; or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

The discussion of Peruvian tax consequences below applies to you only if you are a non-resident of Peru and your ownership of our ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Peru.

You should consult your own tax advisor regarding the particular tax consequences to you of owning and disposing of our ADSs or shares, including your eligibility for the benefits of any treaty between Peru and the country of your residence for the avoidance of double taxation, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), United States holders of ADRs will generally be treated as the owners of the ADSs evidenced by the ADRs and of the shares represented by such ADSs.

Peruvian Tax Considerations

We believe that the following accurately summarizes the principal Peruvian tax consequences of the acquisition, ownership and disposition of ADSs or class B shares by non-Peruvian holders. This summary is based on the tax laws of Peru in effect on the date hereof. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of such person’s particular circumstances. Persons considering the purchase of ADSs or class B shares should consult their own tax advisors with regard to the application of Peruvian tax law to their particular situations as well as any tax consequences arising under the laws of any other jurisdiction.

In general, Peruvian income tax legislation utilizes the concept of domicile to differentiate between classes of taxpayers. Individuals are considered to be domiciled in Peru if:

(i) they are Peruvian citizens and are resident in Peru, or

(ii) they are non-Peruvian citizens and have lived in Peru for two years or have lived in Peru for at least six months and elect to be treated as domiciled for tax purposes.

The determination of whether an individual is resident in Peru is made on the first day of each year, and is effective thereafter and until the individual becomes domiciled in another country. A business entity is considered to be domiciled in Peru if:

(i) it is created under the laws of Peru, in which case it is subject to Peruvian taxes on its worldwide income, or

(ii) it is a branch, agency or permanent establishment or a non-Peruvian entity or individual, in which case it is subject to Peruvian taxes only on its Peruvian source income.

Taxation of Dividends

From January 1, 2003, dividends paid to domiciled or non-domiciled individuals or non-domiciled entities are subject to Peruvian withholding income tax, at the rate of 4.1% thereon, regardless of whether such dividends correspond to ADSs or class B shares.

Taxation of Capital Gains

Gain on the sale of class B shares or ADSs, whether by an entity or an individual regardless of domicile, are exempted from Peruvian income tax until December 31, 2006 if the sale is effected in a floor session on a recognized stock exchange under Peruvian regulation. If class B shares or ADSs are sold or disposed of in any other way, the general rules set forth below apply.

Gain on the sale or other disposition of class B shares by holders who are individuals, regardless of their domicile, will not be subject to Peruvian income tax, provided that no more than ten purchases and ten sales of Peruvian securities are consummated by such a holder within the same fiscal year. If more than ten sales and ten purchases are consummated by such a holder within the same fiscal year, gains on the sale or other disposition of the class B shares, in excess of such ten sales and ten purchases, will be subject to taxation at a rate of 30%, calculated on the basis of the difference between the acquisition price, in nuevos soles, and the sale price, in nuevos soles. If the holder is an entity not domiciled in Peru, it is not clear whether gain from the sale or disposition of class B shares will be subject to the 30% Peruvian income tax.

Other Peruvian Tax Considerations

Peruvian tax law does not impose a gift tax on descendants, donors, legatees or donees. There are no Peruvian stamp, issue, registration, transfer or similar taxes or duties payable by holders of class B shares, with the exception of an 18% value added tax that applies to all fees and commissions paid upon the sale, disposition or transfer of such class B shares. Such fees and commissions include commissions payable by the seller and the buyer to the Lima stock exchange (0.0875%), fees payable to the CONASEV (0.05%) and brokers’ fees. Commissions paid to a U.S. broker by a holder other than an entity domiciled in Peru with respect to a sale of ADSs will not be subject to Peruvian value added tax.

Tax Treaties

There is currently no income tax treaty or convention in effect between Peru and the United States.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares by a U.S. Holder.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire, own or dispose of ADSs or Class B Shares in light of such U.S. Holder’s particular circumstances, and does not address any aspect of state, local, non-U.S. or other U.S. federal tax consequences. This summary addresses only ADSs or Class B Shares held by U.S. Holders as capital assets (i.e., generally, as investment property). This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt entities, persons subject to alternative minimum tax, persons that will hold ADSs or Class B Shares as part of an integrated investment, including a straddle, or as part of a hedging, conversion or repurchase transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of the total voting power of Telefónica del Perú, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons who acquire ADSs or Class B Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (including proposed regulations) thereunder, and administrative and judicial interpretations thereof, all as in effect on the date of this Form 20-F and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations.

This summary assumes that each obligation of the deposit agreement dated as of July 1, 1996, as amended, between us, JP Morgan Chase Bank of New York, as Depositary, and all holders of our ADSs and any related agreement will be performed in accordance with its terms and that the representations made by JP Morgan Chase Bank of New York, as Depositary, regarding the pre-release of our ADSs are true.

General

For U.S. federal income tax purposes, a U.S. Holder that owns ADRs evidencing ADSs generally will be treated as the owner of the Class B Shares represented by such ADSs. Accordingly, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes solely by reason of the exchange by such U.S. Holder of ADSs for the underlying Class B Shares represented by such ADSs.

Distributions

In general, a distribution of cash or property (other than common stock, if any, distributed pro rata to all shareholders of Telefónica del Perú, including holders of ADSs) received by a U.S. Holder with respect to Class B Shares represented by ADSs will be includible in gross income by such U.S. Holder as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year of such U.S. Holder in which such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of our Class B Shares) to the extent that such distribution is made from the current or accumulated earnings and profits of Telefónica del Perú as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds the current and accumulated earnings and profits of Telefónica del Perú as determined for U.S. federal income tax purposes, a U.S. Holder’s pro rata share of such excess amount will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the ADSs or Class B Shares and, thereafter, as capital gain. Dividends paid by Telefónica del Perú will not be eligible for the “dividends-received deduction” generally available to U.S. Holders that are corporations.

The amount of any taxable dividend includible in the gross income of a U.S. Holder will include any amounts withheld by Telefónica del Perú or its paying agent in respect of Peruvian taxes. Generally, such dividend will be treated as foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income,” for U.S. foreign tax credit purposes. If any Peruvian income taxes are withheld from such dividends, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of such Peruvian incomes taxes against such U.S. Holder’s U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder’s circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may, at such holder’s election, deduct the U.S. dollar value of such Peruvian income taxes in computing such U.S. Holder’s U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. Prospective purchasers of ADSs or Class B Shares should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

A taxable dividend paid in nuevos soles will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of our Class B Shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder generally will have a tax basis in such distributed nuevos soles equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such nuevos soles generally will be ordinary income or loss. If the distribution is converted into U.S. dollars on the date of such receipt by the Depositary or the U.S. Holder, as applicable, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sale or Other Taxable Disposition of ADSs or Class B Shares

In general, gain or loss, if any, realized upon a sale or other taxable disposition of ADSs or Class B Shares will be subject to U.S. federal income tax in an amount equal to the excess of the amount realized on such sale or other taxable disposition over the U.S. Holder’s tax basis in such ADSs or Class B Shares. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale or other taxable disposition, the ADSs or Class B Shares have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses in respect of ADSs or Class B Shares is subject to limitations under the Code.

Gain (or loss), if any, recognized by a U.S. Holder on the sale or other taxable disposition of ADSs or Class B Shares generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Peruvian income tax is imposed on the sale or other taxable disposition of ADSs or Class B Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Peruvian income tax. Prospective purchasers of ADSs or Class B Shares should consult their own tax advisers regarding the implications of a sale or other taxable disposition of ADSs or Class B Shares.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares in a passive foreign investment company (“PFIC”). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

Based on certain estimates of our current and projected gross income and gross assets, Telefónica del Perú believes that it will not be considered a PFIC for U.S. federal income tax purposes for Telefónica del Perú’s current taxable year. However, since the determination of whether Telefónica del Perú is a PFIC will be made by us on an annual basis and depends upon the nature of Telefónica del Perú’s activities and the composition of our income and assets, including the market values of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that Telefónica del Perú will not be considered a PFIC for any taxable year. If Telefónica del Perú were treated as a PFIC for any taxable year, a U.S. Holder that owns ADSs or Class B Shares may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such ADSs or Class B Shares, or upon the receipt of certain distributions from Telefónica del Perú, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

In general, subject to the elections described below, if Telefónica del Perú were treated as a PFIC for a taxable year during which a U.S. Holder owns ADSs or Class B Shares, then any gain realized by such U.S. Holder from the sale or other disposition of such ADSs or Class B Shares, and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder’s holding period for the ADSs or Class B Shares), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the applicable ADSs or Class B Shares. The amount allocated to prior taxable years, other than a taxable year before Telefónica del Perú is treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. In addition, an interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years.

The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid qualified electing fund (“QEF”) election or a valid “mark to market” election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualified electing fund election in the event that Telefónica del Perú is considered a PFIC for any taxable year. A U.S. Holder that owns shares in a PFIC may be eligible to make a “mark-to-market” election in circumstances where such shares are treated under applicable Treasury Regulations as being regularly traded on a qualified exchange. There can be no assurance that a U.S. Holder owning ADSs or Class B Shares will be treated as owning stock that is regularly traded on a qualified exchange for this purpose.

If a valid mark-to-market election is timely made, then for each taxable year of ownership, the U.S. Holder generally will include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of the ADSs or Class B Shares at the end of such taxable year over their adjusted tax basis, and will deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the ADSs or Class B Shares over their fair market value at the end of the taxable year (but only to the extent of the amount previously included in gross income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ADSs or Class B Shares will be adjusted to reflect any such income or loss that is included in, or deducted from, gross income. If the mark-to-market election is made, it can only be revoked with the consent of the U.S. Internal Revenue Service. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns shares in a PFIC.

Prospective purchasers of ADSs or Class B Shares are urged to consult their own advisers regarding the consequences of the application of the PFIC rules to the ADSs or Class B Shares and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should Telefónica del Perú be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

A U.S. Holder of ADSs or Class B Shares may, under certain circumstances, be subject to “backup withholding” (currently at a rate of 30%) and information reporting requirements with respect to certain payments, including certain dividends or the proceeds of certain sales of ADSs or Class B Shares, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required), or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

Tax Matters

In the normal course of our operations, we were subject to several tax claims that we recorded according to accounting principles generally accepted in Peru. The most significant contingencies as of December 31, 2001 and 2002 are described as below.

(a)	In June 1999, the Peruvian tax authority (SUNAT) issued tax assessments on our 1997 income tax and value added tax returns. Such assessments amounted to approximately S/.131,528,000 (in nominal terms as of June 31, 1999) and included resolutions related to fines. In July 1999, we filed a partial claim against such assessments. Although such claim was partially accepted by SUNAT, we disagreed with this result and in October 1999, we filed an appeal with the Tax Court. In March 2002, the Tax Court mandated SUNAT to review again the claims related to inventory differences and amortization of intangibles. However, the Tax Court also decided that the assessment amounting to S/.84,000,000 and related to the allowance for doubtful accounts should be maintained.

(b)	As a result of a tax review in 1998, we were notified by SUNAT through several resolutions for the payment of income tax and value added tax for approximately S/.244,229,000. Our legal advisors presented a claim against those resolutions on the basis that they were not in accordance with legal rulings in force in Peru. In April 2002, an Additional Probatory Claim was presented which accepted SUNAT’s position for approximately S/.28,000,000.

To date, SUNAT is evaluating our information in our tax claim file.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

We file annual and special reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room or by calling the SEC at 1-800-SEC-0330. Such material can also be obtained from the SEC’s website at http://www.sec.gov. You may also obtain filings by writing us at Telefónica del Perú, Avenida Arequipa 1155 Santa Beatriz, Lima, Peru, Attention: Investors Relations Office, or telephoning us at (511) 265-7555. You can also access our website at www.telefonica.com.pe for further information about our business operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The following discussion of our risk management activities includes “forward-looking statements” that involve certain risks and uncertainties. Actual results could differ materially from those projected in the statements.

Our financial debt, in terms of U.S. dollars at December 31, 2002, was reduced by over U.S.$417 million, compared to the end of the previous fiscal year. At December 31, 2002, our financial debt was the equivalent of $682 million. We face three main categories of primary market risk exposure: interest rate variations, changes in the Peruvian CPI and exchange rate fluctuations. The major interest rate risk we face is an increase in the London interbank offered rate, or LIBOR, as we had the equivalent of U.S $171 million of LIBOR-based loans outstanding as of December 31, 2002. The risk we face in the Peruvian CPI is an increase in the CPI as we had U.S.$75.8 million of VAC (Constant Purchasing Value) denominated bonds outstanding as of December 31, 2002. The major exchange rate risk we face is the depreciation of the nuevos soles against the U.S. dollar, as we had, as of December 31, 2002, U.S.$249.3 million in dollar-denominated liabilities outstanding while approximately 82% of our revenues are denominated in nuevos soles. In addition, each year, we spend significant amounts of foreign currency, mainly U.S. dollars to purchase certain equipment from foreign suppliers. Another exchange rate risk we face is the appreciation of the yen against the dollar, as we had, as of December 31, 2002, U.S.$140.4 million in nominal yen-denominated debt.

However, we have managed our exchange rate and interest rate risk through our participation in local capital markets, replacing short-term debt with medium and long-term debt and by partially hedging our U.S. dollar and LIBOR exposure and completely hedging our yen exposure. This risk management strategy has improved our debt structure and company risk profile. On December 31, 2002, we had interest rate swap contracts for U.S.$30 million, Nuevo Sol-Dollar exchange rate net forward contracts for U.S $316.8 million and a currency swap contract from yen to U.S. dollars for U.S.$136 million. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”. At December 31, 2002, our consolidated assets in foreign currency were lower than our consolidated liabilities in foreign currency by U.S.$55.3 million.

Interest Rate Risk

As of December 31, 2002, U.S. $171 million (25.11% of our interest-bearing liabilities, including both long- and short-term and dollar and nuevo sol-denominated debt) bear a LIBOR-based interest rate. To reduce this exposure, we have an interest rate swap contract that covered U.S. $30 million in liabilities at December 31, 2002, in which we exchanged our 3 month LIBOR for a 5.5025% fixed rate.

The following table summarizes the long-term debt obligations held by us at December 31, 2002 bearing interest rate risk.

		At December 31, 2002 Expected maturity date
On-Off-balance Sheet Financial Instruments	Interest rate as of Dec, 2002	2003	2004	2005	2006	2007	Thereafter	Total Long Term Debt (Incl. 2003 maturities)	Fair Value
		(U.S.$ equivalent in millions)
Liabilities
Long-Term Interest Bearing Debt:
Fixed Rate
Nuevo Sol	10.45%	48.65	7.47	0.00	0.00	0.00	0.00	56.12	58.11
Dollar	6.28%	49.64	13.85	57.53	12.52	12.51	36.07	182.11	201.48
Yen	2.36%	0.00	140.45	0.00	0.00	0.00	0.00	140.45	144.54
Euro	3.04%	1.76	0.42	0.42	0.42	0.42	3.62	7.06	6.77
Floating Rate
Nuevo Sol[1]	VAC +6.632%	0.00	0.00	0.00	59.10	3.50	13.20	75.80	78.27
Dollar		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Cross Currency Swap JPY/USD
(Receive JPY/Pay U.S.$)
Receive JPY (fixed)	2.36%	0.00	-140.45	0.00	0.00	0.00	0.00	-140.45	-144.54
Pay USD (floating)	Libor+2.4%	0.00	136.00	0.00	0.00	0.00	0.00	136.00	140.20
IRS (floating to fixed)	5.50%	30.00	0.00	0.00	0.00	0.00	0.00	30.00	0.62

1/	VAC constant purchasing value

Foreign Currency Exchange Rate Risk

As of December 31, 2002, U.S.$249.3 million (or 36.4%) of our debt was denominated in dollars, and U.S.$147.5 million (or 21.5%) of our debt was denominated in foreign currencies other than U.S. dollars, while approximately 82% of our revenues were denominated in nuevos soles. To manage the exchange rate risk we enter into forward contracts, pursuant to which we agree to purchase dollars for nuevos soles at an agreed upon exchange rate on a particular date. The maturities of the forward contracts usually match certain of our foreign exchange-denominated liabilities, in order to hedge such liabilities. The purpose of our foreign-currency hedging activities is to protect us from the risk of devaluation of the nuevo sol against the dollar. As of December 31, 2002, U.S.$316.8 million, or 46.6%, of our debt was hedged through short-term forward contracts, U.S.$51.0 million of which corresponds to specific liabilities (perfect hedge) and U.S.$265.8 million corresponds to our global position in dollars (global hedges). Though we prefer to enter only into perfect hedge transactions, because the Peruvian market is extremely illiquid and does not have a medium or long-term derivative market, we are required to hedge long-term U.S. dollar-denominated liabilities with short term forward contracts and roll them over until the liability matures. This requires us to assume some basis risk.

To eliminate our exposure to variations in yen against the U.S. dollar, in March 2001 we entered a cross currency swap agreement for U.S.$136 million, pursuant to which we receive a 2.36% fixed rate in yen and pay 3 months LIBOR plus 240 basis points U.S. dollars, which matures in March 2004. Including all of these hedge instruments, our risk of variations in foreign currencies was 11.1% of our debt as of December 31, 2002. With this transaction, our yen exposure is completely hedged.

As of December 31, 2002 consolidated assets in foreign currency were lower than our consolidated liabilities in foreign currency by U.S.$55.2 million while in 2001 it was U.S.$488.9 million. With the reduction in our net monetary position, the impact of foreign exchange variation, net of our exposure to inflation, resulted in a loss of U.S.$4.6 million in 2002, compared to a loss of U.S.$17.3 million in 2001.

Additionally, we purchased equipment from foreign suppliers and therefore must pay significant amounts each year in foreign currencies, principally in U.S. dollars. We estimate that approximately 50% of our capital expenditures in 2003 will be made in U.S. dollars. Consequently, fluctuations in the nuevo sol-dollar exchange rate will cause the nuevo sol value of these expenses to fluctuate.

The table below provides information about our borrowings that are sensitive to foreign currency exchange rates.

	At December 31, 2002 Expected maturity date
On-Off-balance Sheet Financial Instruments	2003	2004	2005	2006	2007	Thereafter	Total Long Term Debt (Incl. 2003 maturities)	Fair Value
	(U.S.$ equivalent in millions)
Liabilities
Long-Term Interest Bearing Debt:
Fixed Rate
Dollar	49.64	13.85	57.53	12.52	12.51	36.07	182.11	201.48
Yen	0.00	140.45	0.00	0.00	0.00	0.00	140.45	144.54
Euro	1.76	0.42	0.42	0.42	0.42	3.62	7.06	6.77
Variable Rate
Dollar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Anticipated Transaction and Related
Derivatives
Forward Exchange Agreements
(Receive U.S.$/Pay nuevos soles)
Long Term Contract Amount1/	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Average Contractual Exchange Rate (Nuevo sol/U.S.$
Cross Currency Swap
(Receive JPY/Pay U.S.$)
Receive JPY	0.00	-140.45	0.00	0.00	0.00	0.00	-140.45	-144.54
Pay USD	0.00	136.00	0.00	0.00	0.00	0.00	136.00	140.20

1/	Total currency forward position U.S.$316.83MM

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

No events that are required to be reported have occurred.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 26, 2002, our shareholders approved additional amendments to our by-laws which changed the composition to the board of directors, the quorum for meetings of the board of directors and the number of directors needed to approve certain transactions. Under the current by-laws, the board of directors consists of a minimum of nine directors and a maximum of fourteen directors and an alternate director for each director. Each class of stock is entitled to elect a different number of directors. The holders of class A-1 shares elect a simple majority of directors and the holders of class B shares elect the number of remaining directors needed to complete the number of directors approved by the shareholders for such term. Class C shareholders do not currently elect any directors. Class C shareholders will have the right to elect one director if and when class C shares represent three percent or more of the capital stock. In that case, class B shareholders will have the right to elect one less director. See Item 7: “Directors, Senior Management and Employees—Board of Directors”.

Item 15. Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report:

Independent Auditors’Report for the years ended December 31, 2002
Independent Auditors’Report for the years ended December 31, 2001, 2000 and 1999
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended on December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Shareholders’ Equity for the years ended on December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended on December 31, 2002, 2001 and 2000
Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association***

1.2	Amended and Restated Articles of Association (English translation)***

4.1	Commercial Loan Agreement in Yen With Flat Interest Rate and a Term of Two Years, dated December 15, 2000, between Telefónica del Perú S.A.A. as Lender and Telefónica Internacional, S.A. as Borrower**

4.2	Commercial Loan Agreement in Yen With Flat Interest Rate and a Term of Three Years, dated March 15, 2001, between Telefónica Internacional, S.A. as Lender and Telefónica del Perú S.A.A. between as Borrower**

4.3	Option Agreement for the Subscription for Shares, dated October 20, 1999, Telefónica del Perú S.A.A. and Terra Networks, S.A. (English version)**

4.4	Option Agreement for the Subscription for Shares, dated October 20, 1999, between Telefónica del Perú S.A.A. and Terra Networks, S.A. (Spanish version)**

4.5	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra Networks Perú S.A. (English version)**

4.6	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra Networks Perú S.A. (Spanish version)**

4.7	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica Servicios Internet S.A.C and Terra Networks S.A. (English version)**

4.8	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica Servicios Internet S.A.C and Terra Networks S.A. (Spanish version)**

4.9	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atttento Holding Telecomunicaciones S.A. (English version)**

4.10	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atttento Holding Telecomunicaciones S.A. (Spanish version)**

4.11	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (English version)*

4.12	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (Spanish version)*

4.13	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (English version)*

4.14	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (Spanish version)*

4.15	Contract for Recognition of Debt and Payment Commitment Subject to Variable Interest Rate, dated January 11, 2000, between Telefónica del Perú S.A.A. as Creditor and Telefónica Móviles S.A.C. as Debtor**

4.16	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios Compartidos S.A.C. (English version)***

4.17	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios Compartidos S.A.C. (Spanish version)***

4.18	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e Información S.A. (English version)***

4.19	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e Información S.A. (Spanish version)***

4.20	First Addendum to the Agreement for Commercial Loan in Yen at Fixed Interest Rate and Three-Year Maturity, dated March 16, 2001, between Telefónica del Perú S.A.A. and Telefónica Internacional S.A.

4.21	Additional Clause to Technical Capacity and Management Transfer Agreement, dated May 23, 1995, between Telefónica del Perú S.A.A. and Telefónica Internacional S.A.

4.22	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction

4.23	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated May 18, 2001, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction

4.24	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service and National and International Long Distance Service within the Republic Peru, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction

4.25	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service, and National and International Long Distance Service within the Republic of Peru, dated May 18, 2001, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction

4.26	Addendum to the Concession Agreement, dated July 25, 2000, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction

4.27	Amended and Restated Trust Agreement, dated as of December 16, 1998, amended and restated as of December 17, 2001, between Telefónica del Perú S.A.A. and The Bank of New York

8.1	List of Subsidiaries

99.1	Chairman Certification of the Annual Report

99.2	CFO Certification of the Annual Report

*	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form F-1, registration number 333-4768 filed on June 28, 1996.

**	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2000.

***	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2001

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Juan Revilla Vergara, certify that:

1.	I have reviewed this annual report on Form 20-F of Telefónica del Perú S.A.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial date and have identified for the registrant’s auditors any material weakness in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

By:	/s/ Juan Revilla Vergara
Name: Juan Revilla Vergara
Title: Chief Executive Officer

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Antonio Villa Mardon, certify that:

1.	I have reviewed this annual report on Form 20-F of Telefónica del Perú S.A.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial date and have identified for the registrant’s auditors any material weakness in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

By:	/s/ Antonio Villa Mardon
Name: Antonio Villa Mardon
Title: Chief Financial Officer

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2000, 2001 and 2002

together with Independent Auditors’ Report

Telefónica del Perú S.A.A. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Telefónica del Perú S.A.A.

We have audited the accompanying consolidated balance sheet of Telefónica del Perú S.A.A. (“the Company”, a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain) and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended, all expressed in constant Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Telefónica del Perú S.A.A. and Subsidiaries for the years ended December 31, 2001 and 2000 were audited by other auditors who ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 21, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Peru.

The accounting principles of the Company used in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Peru, but vary in certain respects from accounting principles generally accepted in the United States. A description of these differences and a reconciliation of net income and shareholders’ equity to accounting principles generally accepted in the United States are set forth in notes 38 and 39 of the notes to the consolidated financial statements.

As discussed above, the financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. As described in Note 38 (l), these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which was adopted by the Company as of January 1, 2002 under US GAAP. In our opinion, the disclosures for 2001 and 2000 in Note 38 (l) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Countersigned by:

/S/ EDUARDO GRIS PERCOVICH (Partner)
Eduardo Gris Percovich
CPC Register No.12159
February 13, 2003

This is a copy of the audit report previously issued by Medina, Zaldivar y Asoc. S.C. (a member firm of Arthur Andersen) in connection with Telefónica del Perú S.A.A.’s filing on Form 20-F for the year ended December 31, 2001. This audit report has not been reissued by Medina, Zaldivar y Asoc. S.C. in connection with this filing on Form 20-F. The consolidated balance sheet as of December 31, 1999 and 2000, the consolidated statements of income, changes in shareholder’s equity and cash flows for the year ended December 31, 1999 referred to in this report have not been included in the accompanying financial statements.

To the Shareholders of Telefónica del Perú S.A.A.

1. We have audited the accompanying consolidated balance sheets of Telefónica del Perú S.A.A. (a telecommunications corporation established in Peru, subsidiary of Telefónica, S.A from Spain) and Subsidiaries as of December 31, 1999, 2000 and 2001 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three –year period ended December 31, 2001, expressed in Peruvian nuevos soles. These financial statements are the responsibility of the Management of Telefónica del Perú S.A.A.. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Telefónica del Perú S.A.A. and Subsidiaries as of December 31, 1999, 2000 and 2001, as well as the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in Peru (Note 4).

4. During 2001 and 2000, Telefónica del Perú S.A.A. completed a restructuring process of its business lines as result of a worldwide strategy implemented by Telefónica Group. The restructuring plan included the spinning-off of mobile services, data transmission and telephone directory advertising lines, retaining the fixed telephony services. The detailed information regarding this restructuring process is provided in Note 5.

5. The accounting principles of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Peru, but vary in certain respects from accounting principles in the United States. A description of these differences and a reconciliation, as permitted by Form 20-F, of net income and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Notes 40 and 41 of the Notes to the Consolidated Financial Statements. As discussed in Note 41, the reconciliation for 1999 and 2000 has been restated.

Countersigned by:

/S/ JUAN PAREDES
Juan Paredes
C.P.C. Register No.22220

Lima, Peru,
February 21, 2002

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

In constant currency

ASSETS	Note	2001	2002	2002	LIABILITIES AND SHAREHOLDERS’ EQUITY	Note		2001	2002	2002
		S/.000	S/.000	US$000				S/.000	S/.000	US$000
		(Note 2)						(Note 2)
CURRENT ASSETS:					CURRENT LIABILITIES:
Cash and banks	9	155,475	55,286	15,733	Bank loans and overdrafts	18		1,199,929	474,700	135,088
Trust fund	10	32,555	53,863	15,328	Trade accounts payable	19		533,464	471,384	134,145
Trade accounts receivable, net	11	689,265	645,796	183,778	Accounts payable to related companies	24		75,212	184,457	52,492
Accounts receivable from related companies	24	80,237	41,100	11,696	Other accounts payable	20		337,661	577,566	164,361
Other accounts receivable, net	12	92,343	155,292	44,192	Promissory notes	21		357,438	313,908	89,331
Materials and supplies	13	45,830	28,177	8,018	Current portion of bonds	22		141,282	296,324	84,327
Taxes and prepaid expenses	14	222,229	94,279	26,831	Current portion of long-term debt	23		586,813	58,360	16,608

Total current assets		1,317,934	1,073,793	305,576	Total current liabilities			3,231,799	2,376,699	676,352

NON - CURRENT ASSETS:					NON - CURRENT LIABILITIES:
					Bonds	22		551,340	450,877	128,309
Long-term accounts receivable from related company	24	437,437	263,475	74,979	Long-term debt	23		1,025,005	803,456	228,644
Investments, net	15	351,661	288,963	82,232	Guarantee deposits			87,850	97,126	27,640
Property, plant and equipment, net	16	6,864,103	6,232,934	1,773,743	Deferred income tax and workers’ profit sharing	32	(b)	1,055,791	1,051,992	299,371

Intangibles and other assets, net	17	376,324	322,931	91,898

					Total non - current liabilities			2,719,986	2,403,451	683,964

Total non - current assets		8,029,525	7,108,303	2,022,852

					TOTAL LIABILITIES			5,951,785	4,780,150	1,360,316

					SHAREHOLDERS’ EQUITY	25
					Share capital			2,895,568	2,895,568	824,009
					Legal reserve			342,598	342,598	97,495
					Additional paid-in capital			—	—
					Retained earnings			157,508	163,780	46,608

					TOTAL SHAREHOLDERS’ EQUITY			3,395,674	3,401,946	968,112

TOTAL ASSETS		9,347,459	8,182,096	2,328,428	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			9,347,459	8,182,096	2,328,428

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

In constant currency

		2000
	Note	Discontinued	Continuing	Total	2001	2002	2002
		S/.000	S/.000	S/.000	S/.000	S/.000	US$000
		(Note 2)	(Note 2)	(Note 2)	(Note 2)
OPERATING REVENUES:
Fixed local telephone services		—	1,630,880	1,630,880	1,596,829	1,597,677	454,661
Mobile services, note 1		796,044	—	796,044	—	—	—
International long distance telephone services		—	359,664	359,664	300,476	178,245	50,724
Domestic long distance telephone services		—	325,537	325,537	299,271	249,895	71,114
Public telephone services		—	666,621	666,621	683,293	745,845	212,250
Business communications		—	251,075	251,075	196,631	199,540	56,784
Cable television		—	251,534	251,534	271,870	294,310	83,754
Telephone directory advertising, note 1		—	97,647	97,647	88,432	—	—
Others (Interconnection and services granted to related parties)		4,615	198,017	202,632	178,363	191,571	54,516

TOTAL OPERATING REVENUES		800,659	3,780,975	4,581,634	3,615,165	3,457,083	983,803

OPERATING EXPENSES:
General and administrative	27	332,095	863,406	1,195,501	968,573	921,665	262,284
Personnel	28	37,586	544,514	582,100	473,676	395,505	112,551
Depreciation		165,631	728,027	893,658	838,290	847,105	241,066
Amortization		6,839	113,863	120,702	123,783	127,681	36,335
Technology transfer and Management fee from shareholder	29	31,884	275,838	307,722	167,607	230,304	65,539
Materials and supplies	13	105,365	53,721	159,086	59,067	54,826	15,602
Shared services center expenses	24	—	—	—	120,077	110,411	31,420
Capitalization of costs for telephone plant construction	5 (i)	(4,812)	(155,630)	(160,442)	(124,052)	(46,839)	(13,329)

TOTAL OPERATING EXPENSES		674,588	2,423,739	3,098,327	2,627,021	2,640,658	751,468

OPERATING INCOME		126,071	1,357,236	1,483,307	988,144	816,425	232,335

(Continued)

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

In constant currency	(Continued	)

			2000
	Note		Discontinued	Continuing	Total	2001	2002	2002
			S/.000	S/.000	S/.000	S/.000	S/.000	US$000
			(Note 2)	(Note 2)	(Note 2)	(Note 2)
OTHER INCOME, EXPENSES:
Interest income	30		386	33,832	34,218	69,911	52,419	14,917
Interest expense	30		(62,309)	(332,058)	(394,367)	(336,974)	(227,690)	(64,795)
Other expenses, net	31		(13,547)	(397,857)	(411,404)	(497,588)	(339,620)	(96,648)

Total			(75,470)	(696,083)	(771,553)	(764,651)	(514,891)	(146,526)

Gain (loss) from exposure to inflation/deflation			17,393	131,834	149,227	(60,621)	(16,062)	(4,571)

INCOME BEFORE WORKERS’ PROFIT SHARING AND INCOME TAX			67,994	792,987	860,981	162,872	285,472	81,238

Workers’ profit sharing	32	(a)	(7,475)	(115,295)	(122,770)	(120,683)	(69,003)	(19,637)
Income tax	32	(a)	(20,181)	(310,564)	(330,745)	(189,687)	(185,829)	(52,882)

NET INCOME (LOSS)			40,338	367,128	407,466	(147,498)	30,640	8,719

					S/.	S/.	S/.
BASIC AND DILUTED EARNINGS (LOSSES) PER SHARE	33				0.194	(0.086)	0.018

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

In constant currency

	Note		Number of shares	Capital stock	Additional paid-in Capital	Legal Reserve	Retained Earnings	Total
				S/.000	S/.000	S/.000	S/.000	S/.000
Balance as of January 1, 2000	2		2,104,597,578	3,276,143	114,675	619,665	856,628	4,867,111

Adjustments to beginning balances			—	—	—	—	(118,252)	(118,252)
Dividends declared			—	—	—	—	(316,885)	(316,885)
Amortization of accumulated deferred income tax			—	—	—	—	(27,948)	(27,948)
Net income			—	—	—	—	407,466	407,466
Transfer to legal reserve			—	—	—	35,563	(35,563)	—

Balance as of December 31, 2000	2		2,104,597,578	3,276,143	114,675	655,228	765,446	4,811,492

Adjustments to beginning balances	25	(c)	—	—	—	—	(191,606)	(191,606)
Spinning-off of Telefónica Móviles S.A.C.	1		(356,825,049)	(354,908)	(114,675)	(312,630)	(64,138)	(846,351)
Spinning-off of Telefónica Data Perú S.A.C.	1		(25,527,295)	(25,389)	—	—	(80,348)	(105,737)
Shares’ withdrawal and exchange	25	(a)	(280,817)	(278)	—	—	—	(278)
Dividends declared	25	(a)	—	—	—	—	(100,224)	(100,224)
Amortization of accumulated deferred income tax	32	(d)	—	—	—	—	(24,124)	(24,124)
Net loss			—	—	—	—	(147,498)	(147,498)

Balance as of December 31, 2001	2		1,721,964,417	2,895,568	—	342,598	157,508	3,395,674

Amortization of accumulated deferred income tax	32	(d)	—	—	—	—	(24,368)	(24,368)
Net income			—	—	—	—	30,640	30,640

Balance as of December 31, 2002			1,721,964,417	2,895,568	—	342,598	163,780	3,401,946

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

In constant currency

	2000
	Discontinued	Continuing	Total	2001	2002	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	US$000
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	40,339	367,127	407,466	(147,498)	30,640	8,719
RECONCILIATION OF NET INCOME (LOSS) TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	172,470	841,890	1,014,360	962,073	974,786	277,401
Deferred income tax and employees’ profit sharing	(1,078)	268,719	267,641	160,095	(10,519)	(2,993)
Provision for doubtful accounts	28,380	286,761	315,141	142,367	163,898	46,641
Loss (gain) from exposure to inflation/deflation	(17,394)	(131,833)	(149,227)	60,621	16,062	4,571
Provisions	(1)	84,253	84,252	88,942	89,317	25,417
Provision for impairment of materials and supplies	—	82,786	82,786	—	20,000	5,692
Provision for impairment of investments	—	—	—	—	42,020	11,958
Loss (income) in sale of property, plant and equipment	—	1,813	1,813	25,700	(4,025)	(1,145)
Income in sale of permanent investments	—	—	—	—	(32,887)	(9,359)
Net changes in current asset and liability accounts:
Decrease (increase) in trade accounts receivable, from related companies and other accounts receivable	(155,472)	(67,055)	(222,527)	123,527	(188,841)	(53,740)
Decrease (increase) in materials and supplies	(11,541)	(7,762)	(19,303)	89,103	12,653	3,601
Decrease in taxes and prepaid expenses	14,165	168,667	182,832	153,542	57,989	16,502
Increase (decrease) in trade accounts payable	100,482	(538,490)	(438,008)	(125,664)	(62,080)	(17,666)
Increase (decrease) in other accounts payable	78,149	(79,025)	(876)	(137,353)	495,385	140,974

Cash provided by operating activities	248,499	1,277,851	1,526,350	1,395,455	1,604,398	456,573

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, equipment, materials and supplies	(148,490)	(525,640)	(674,130)	(645,263)	(325,925)	(92,750)
(Purchases) sale of investments and other assets	—	(65,793)	(65,793)	6,786	84,365	24,008

Cash used in investment activities	(148,490)	(591,433)	(739,923)	(638,477)	(241,560)	(68,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank loans and overdrafts	(100,001)	553,581	453,580	(989,419)	(707,507)	(201,339)
Issuance of long term debt	—	625,380	625,380	451,320	—	—
Payments of long term debt		(1,772,207)	(1,772,207)	(170,959)	(827,245)	(235,414)
Issuance (payment) of promissory notes	—	138,492	138,492	141,648	(38,580)	(10,979)
Issuance of bonds	—	192,406	192,406	275,284	196,723	55,982
Payments of bonds		(209,614)	(209,614)	(289,059)	(137,729)	(39,194)
Collection from other accounts receivable and accounts payable to related companies	—	—	—	56,389	84,591	24,073
Dividends in advance and payment of dividends	—	(277,097)	(277,097)	(165,515)	(32,139)	(9,147)

Cash used in financing activities	(100,001)	(749,059)	(849,060)	(690,311)	(1,461,886)	(416,018)

Cash inflation/deflation gain (loss) due to cash	—	(2,891)	(2,891)	887	(1,141)	(325)

INCREASE/(DECREASE) IN CASH AND BANKS	8	(65,532)	(65,524)	67,554	(100,189)	(28,512)
Balance of cash and banks at the beginning of the year	11	153,434	153,445	87,921	155,475	44,245

Balance of cash and banks at the end of the year	19	87,902	87,921	155,475	55,286	15,733

Supplemental information:

Interests paid during years ending December 31, 2000, 2001 and 2002 amounted to S/.355,677, S/.339,619 and S/.104,699, respectively.

Income tax payments during the years ending December 31, 2000, 2001 and 2002 amounted to S/.5,398, S/.137,236 and S/.99,214, respectively

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

1.	ECONOMIC ACTIVITY

Telefónica del Perú S.A.A., or “the Company”, is a telecommunications corporation, subsidiary of Telefónica, S.A. from Spain, that offers fixed local telephone services, public telephone services, data transmission, fixed local and both domestic and international long distance telephone services throughout Peru. The Company is the primary operator of Peru’s public telephone system and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

The number of employees of Telefónica del Perú S.A.A. and its Subsidiaries as of December 31, 2002 and 2001 was 4,857 and 5,442 (unaudited), respectively. The Company’s legal domicile is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements as of December 31, 2001 were approved in the General Shareholders’ meeting held on March 27, 2002. The consolidated financial statements for the year ended December 31, 2002 will be presented and will be subject to approval by the General Shareholders’ meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the General Shareholders’ meeting without significant changes.

Changes in the organization of Telefónica del Perú S.A.A. and Subsidiaries

In January 2000, the Board of Directors of Telefónica, S.A., approved the organizational and functional restructuring of the Telefónica Group by business lines (fixed telephone services, mobile services, data transmission and telephone directories); as part of the restructuring process, the Group established holdings in Spain. Subsequently, the Company transferred the assets and liabilities of mobile services business to Telefónica Móviles S.A.C. and the assets and liabilities of the data transmission business to Telefónica Data Perú S.A.A. Subsequently by resolution of the Shareholders’ meeting, dated December 26, 2000, Telefónica del Perú S.A.A. approved the Multiple Reorganization Project by which two spinning-offs and one merger process were combined. The spinning offs became effective on January 1, 2001.

Total assets and liabilities related to the discontinued operation amounted to S/.1,255,906,000 and S/.1,707,488,000 as of December 31, 2000.

Simultaneously, Telefónica del Perú S.A.A. carried out a simple reorganization process by means of which it established the company Telefónica Publicidad e Información Perú S.A.C. The incorporation of this company became effective on December 26, 2000.

In this context, during the first semester of 2000, Telefónica, S.A. carried out a Stock Interchange Public Offering (SIPO), for all the shares of Telefónica del Perú S.A.A. that it did not own. As a result, Telefónica, S.A. currently maintains a 97.04 percent interest in the Company’s share capital.

Later, on February 8, 2002, Telefónica del Perú S.A.A. and Telefónica Publicidad e Información, S.A., an entity established in Spain and holding the telephone directories service line, signed a sale and purchase agreement, by which Telefónica Publicidad e Información, S.A. acquired Telefónica Publicidad e Información Perú S.A.C. (“TPI”), a Company subsidiary. The price for such transfer was approximately US$31,159,000 (approximately S/.110,801,000) resulting in an approximate capital gain of US$9.4 million (approximately S/.32,887,000), see note 31.

As a consequence of the transfer above described, Telefónica Publicidad e Información Perú S.A.C. is no longer a Company subsidiary and depends directly of its respective holding entity in Spain, of which Telefónica, S.A. is the major shareholder.

As of December 31, 2000, 2001 and 2002, the Company’s subsidiaries are:

Telefónica Servicios Integrados S.A.C.

Telefónica Multimedia S.A.C.

Transporte Urgente de Mensajería S.A.C.

Telefónica Servicios Comerciales S.A.C.

Telefónica Servicios Digitales S.A.C.

Telefónica Soluciones Globales Holding S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Publicidad e Información Perú S.A.C.(*)

Telefónica Servicios Técnicos S.A.C.

Telefónica Servicios Financieros S.A.C.(*)

Telefónica Servicios de Internet del Perú S.A.C.(*)

Telefónica Móviles Perú Holding S.A.A.(*)

Telefónica Móviles S.A.C.(*)

Telefónica Data Perú Holding S.A.A.(*)

Servicios Globales de Telecomunicaciones S.A.C.

Espectacular S.A.C.

(*)	Subsidiaries of the Company until the changes in the organization previously described.

The data business line and telephone directory service line are considered as discontinued operations for the Company. However, their assets, liabilities income and expenses are not significant for the consolidated financial statements as of December 31, 2000, 2001 and 2002, therefore they are not presented as a discontinued operation in the accompanying consolidated financial statements.

Following, are shown the activities and the most important financial data as of December 31, 2000, 2001 and 2002 of the Company’s main subsidiaries:

Entity	Business activity	Percentage of ownership			Total assets			Total liabilities			Total shareholders’ equity			Net income (loss)
		2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002
		%	%	%	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
					(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)	(Note 2)

Telefónica Multimedia S.A.C.	Cable television services	99.99	99.99	99.99	146,097	184,578	168,308	55,484	120,551	83,305	90,613	64,027	85,003	(49,082)	(26,586)	20,977

Transporte Urgente de Mensajería S.A.C.	Courier services	99.99	99.99	99.99	6,827	9,769	12,893	6,662	8,570	10,309	165	1,199	2,584	1,634	1,034	1,385

Telefónica Servicios Comerciales S.A.C.	Telecommunication related services	99.90	99.90	99.90	520	9,727	8,894	606	7,659	6,785	(86)	2,068	2,109	(87)	2,155	42

Telefónica Servicios Digitales S.A.C.	Services of converting and processing documentary images; as well as electronic consulting of converted and stored images.	51.00	51.00	51.00	6,436	9,631	8,419	6,807	9,606	10,991	(371)	25	(2,572)	(1,465)	(1,224)	(2,597)

Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of printed publications.	99.99	99.99	99.99	3,027	5,641	8,895	2,856	16,073	27,158	171	(10,432)	(18,263)	43	(10,575)	(7,831)

Telefónica Publicidad e Información Perú S.A.C.	Edition of telephone address books	99.99	99.99	—	97,644	104,753	—	32,866	38,828	—	64,778	65,925	—	—	1,145	—

Telefónica Servicios Integrados S.A.C.	Advanced information and telecommunications system services, sale of cellular equipment and products related to mobile telecommunications.	99.99	99.99	99.99	11,522	2	6	17,050	78,857	77,564	(5,528)	(78,855)	(77,558)	491	(73,097)	1,304

2.	FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 2001

The consolidated financial statements as of December 31, 2000 and 2001 shown for comparative purposes, were not audited by Gris Hernández y Asociados, but by other auditors who ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 21, 2002.

The amounts reported in the consolidated financial statements as of December 31, 2000 and 2001, that are shown for comparative purposes, have been adjusted to reflect the effect of the changes in the domestic Wholesale Price Index as of December 31, 2002. Certain items in years 2000 and 2001 consolidated financial statements have been reclassified to make them comparable to those of year 2002 consolidated financial statements.

3.	CONCESSION AGREEMENT

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation, Communications, Housing and Construction (MTC), concession agreements to provide fixed local telephone services and long-distance telephone services. These agreements have the nature of law and were previously approved by Supreme Decree Nº11-94-TCC, dated May 16, 1994; later Supreme Decree Nº21-98-MTC dated August 5, 1998 modified the concession agreements.

The concession agreements, considering the modifications approved by Supreme Decree Nº21-98-MTC, contains, among others, the following provisions:

(a)	The services provided include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

(b)	The concession term is for 20 years, which may be renewed totally or partially at the request of Telefónica del Perú S.A.A. Total renewal is for a further 20-year period. Partial renewal is for periods of up to five additional years to the concession term. In this case, the renewal must be agreed for each five-year period from the effective date, up to a maximum of 20 years.

In June 1999, Telefónica del Perú S.A.A. requested the partial renewal of the concession term for providing the telecommunications services for an additional period of five years. Such renewal was made effective by Ministry Resolution Nº 272-92 dated June 21, 1999, extending the concession term until 2019.

(c)	For the purpose of adjusting the telephone rates (“rate rebalancing”), a non-renewable, limited concurrence five-year term (ending June 1999) for fixed local telephone service and both domestic and international long-distance carrier service was established. Subsequently, and following a Company’s request, through Supreme Decree Nº21-98-MTC dated August 5, 1998 the term of the limited concurrence period was shortened and modified the regime from rate rebalancing to price caps.

(d)	The obligation to enter, with the approval of the Supervisory Board for Private Telecommunications Investments, OSIPTEL, into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications services.

(e)	Other obligations regarding fixed local telephone service and both domestic and international long-distance telephone services, related to quality improvement of the service rendered and the expansion plan. Through Supreme Decree 21-98-MTC, the Peruvian Government recognized that the aforesaid obligations have been satisfactorily complied with.

As of this date, in Management’s opinion, the Company is fulfilling the obligations previously mentioned.

4.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree Nº20-98-MTC approved the policy that outlines the opening of the telecommunications market to the competition.

Thus, by Directory Resolution Nº001-98-CD/OSIPTEL of January 16, 1998, the Interconnection Regulation was approved in order to secure the free and fair competition of the operators in the telecommunications market, within the framework of the international commitments in which Peru takes part. The above Resolution established that the operators of public telecommunications services cannot deny interconnection to other operators and the execution of interconnection contracts will be made under the terms and conditions set between them.

Likewise, the operators of networks or interconnected services will pay each other through interconnection charges, which include the interconnection costs, contributions to the lender of the local service and a reasonable profit margin. If the parties do not reach an agreement on the interconnection charges, they will be set by OSIPTEL. As of December 31, 2002, Telefónica del Perú S.A.A. is interconnected to 31 operators (23 and 27 operators as of December 31, 2000 and 2001, respectively).

By Directory Resolution Nº018-98-CD/OSIPTEL dated October 5, 1998, the charges for interconnection—maximum or by default—that will be applied per minute of effective traffic, were set at US$0.015 as the evening rate for interconnection to the local fixed telephone networks and US$0.029 for the interconnection of all the public telecommunication services.

By Directory Resolution N°61-CD-2000/OSIPTEL, dated November 30, 2000, the maximum average interconnection charge for the conclusion of calls in the local fixed network was reduced from US$0.029 to US$0.0168 per minute, priced by second. This reduction became effective on January 1, 2001. Subsequently, by Directory Resolution N°029-2001-CD/OSIPTEL, dated June 27, 2001, the maximum weighted average interconnection charge for the conclusion of calls in the local fixed network was reduced from US$0.0168 to US$0.014 per minute, priced by second. Such reduction became effective on July 1, 2001 and is in force as of this date.

5.	SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

The significant accounting principles and practices used by Telefónica del Perú S.A.A. and its subsidiaries are as follows:

(a)	Basis of presentation

The accompanying consolidated financial statements were prepared based on the balances of Telefónica del Perú S.A.A. and its subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date. The amounts reported have been adjusted to reflect the effect of the changes in the domestic Wholesale Price Index (“Wholesale Price Index”). The inflation/deflation net gain or loss resulting from said adjustment is included in the consolidated statements of income. According to the above-mentioned index, prices increased by 1.7 percent in 2002 (increased by 3.8 percent and decreased by 2.2 percent in 2000 and 2001, respectively).

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) authorized by the National Accounting Council (CNC). As of December 31, 2002, the CNC has authorized the IAS 1 to 41, of which IASs 1 to 38 and IAS 40 are currently in force. IAS 39 Financial Instruments: Recognition and Measurement, and IAS 41: Agriculture, have become in force as from January 1, 2003. In the preparation and presentation of the consolidated financial statements, Telefónica del Perú S.A.A and its Subsidiaries have used the applicable IASs authorized by the CNC in force in Peru in 2002 and 2001.

The effects of adopting IAS 39, on the financial situation and results of Telefónica del Perú S.A.A. and its subsidiaries, will be estimated when it becomes in force.

The preparation of the consolidated financial statements requires that Management make estimates that could affect the amount of assets and liabilities reported, the disclosure of income/loss contingencies at the date of the consolidated balance sheets, and the disclosure of significant facts included in the notes to the consolidated financial statements; as well as the amounts of revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most relevant estimates included in the accompanying consolidated financial statements are related to the allowance for doubtful accounts, provision for impairment loss, estimated useful life of fixed assets, capitalization of direct costs related to telephone plant construction, useful life of tangible and intangible assets, provision for contingencies, deferred liability for income tax and workers’ profit sharing and estimated accrued revenues. These estimates are in accordance with generally accepted accounting principles in Peru and they are described in the following paragraphs.

(b)	Consolidation principles

The consolidated financial statements as of December 31, 2000, 2001 and 2002 include the financial statements of Telefónica del Perú S.A.A. and its Subsidiaries in which it holds over 50 percent of direct or indirect ownership.

All significant accounts and transactions among these companies, including unrealized profits or losses have been eliminated in the accompanying consolidated financial statements. Consolidated financial statements are prepared using uniform accounting principles and practices for similar transactions and other events in similar circumstances. The minority interest that results from the consolidation process is not material for the consolidated financial statements.

Investments in other companies, with an ownership interest of less than 20 percent, correspond mainly to interests in international satellite and maritime telecommunication organizations, and interests in related companies. These investments are presented at cost in the consolidated balance sheets, less any impairment in value considered permanent.

(c)	Transactions in foreign currency

Foreign currency assets and liabilities are stated in local currency at free market exchange rates prevailing at the date of the consolidated balance sheet. The gain or loss related to transactions in foreign currency is recorded in the consolidated statement of income.

(d)	Financial instruments

Financial assets and financial liabilities presented in the accompanying consolidated balance sheet include cash and banks, trust fund, trade accounts receivable, accounts receivable from related companies, other accounts receivable and investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles and practices on recognition and measurement of these items are disclosed in the respective accounting policy described in this note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when Telefónica del Perú S.A.A. and its Subsidiaries have a legally enforceable right to offset them and Management intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Telefónica del Perú S.A.A. has exposure to market risks resulting from changes in interest rates and exchange rates. The Company manages interest rate and currency risk on a macro basis, taking advantage of natural economic offsets on a consolidated basis. When the Company enters into hedges of net exposures, the derivatives may not qualify as hedges for accounting purposes. These derivatives are recorded at fair value while unrealized gains and losses are recorded in earnings in the period they arise. The Company does not enter into derivative contracts for speculative trading purpose.

(e)	Trust fund

The trust fund consists of investments in debt instruments of the United States of America Treasury that guarantee the operation of securitization explained in note 23(b). They are stated at the lower of cost or market value. Adjustments resulting from this valuation of these investments are included in the consolidated statement of income. Interest received on trading securities is reported as interest income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in caption interest income, in the consolidated statements of income.

(f)	Trade accounts receivable

The trade accounts receivable for fixed telephone services local, local long distance and international long distance, public, are billed monthly, based on a cyclical system described in paragraph (n) below. Services not billed from the closing day of billing to the last day in the month, are included in the next cyclical billing and therefore the corresponding accrual is recorded.

The rights and obligations arising from commercial operations with interconnection operators and carriers foreign for international long-distance services are recorded monthly for the estimated accrued value. When the final liquidations for share in incoming and outgoing call traffic are received, the accrual is reversed and the net transaction amounts are recorded.

The trade accounts receivables for cable television services are billed monthly.

The allowance for doubtful accounts is charged to income and is determined based upon the aging of the accounts receivables unpaid for more than four months from the invoicing date. The allowance is recorded in the general and administrative expenses caption of the accompanying consolidated statement of income. In Management’s opinion, this procedure permits a reasonable estimation of the allowance for doubtful accounts, considering the clients’ characteristics in Peru.

(g)	Materials and supplies

Materials and supplies are stated at the lower of cost or net realizable value.

The cost is determined by using the average-cost method. Materials and supplies in transit are recorded at their specific purchase cost.

The allowance for inventory obsolescence is determined considering an analysis of the turnover of materials and supplies and is charged to expense when Management determines the need of said allowance.

(h)	Investments

The investments correspond to participations in international satellite and maritime telecommunications organizations, and to participations in non-consolidated related companies, which are recorded at cost, less the allowance for loss in value estimated to be permanent.

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. Certain assets of ENTEL Perú were revalued according to appraisal values set by independent appraisers as of December 31, 1992. The surplus arising from this revaluation was credited to the shareholders’ equity.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Buildings and other constructions	33
Telephone plant	5, 10, 15 and 20
Equipment	10 and 5
Vehicles	10
Furniture and fixtures	5

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Maintenance and minor renewals are charged to expenses as incurred. Major improvements and renewals are capitalized.

Payroll and allocated overhead costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the property and plant under construction and is stated at cost. This includes the cost of construction, and other direct costs. Construction in progress also includes the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

The allowance for spare parts is determined considering an analysis of the turnover of the parts and is charged to expense when Management determines the need of said allowance.

(j)	Finance leases

Finance leases are recognized as assets and liabilities in the consolidated balance sheet at amounts equal to the fair value of the leased property or, if lower, at the present value of the lease payments. In calculating the present value of the lease payments, which excludes the insurance cost, the discount factor used is the implicit interest rate in the lease. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expenses for the asset as well as a financing expense for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(k)	Intangible assets

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives, which is 5 years. The amortization period and the amortization method are reviewed by the end of each year.

(l)	Goodwill

Goodwill is included in the caption “Intangibles and other assets, net” and corresponds to the difference between the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. and the share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses. Goodwill is amortized on a straight-line basis over a 10-year period.

(m)	Provisions

A provision is recognized only when the Company and its Subsidaries have a present obligation (legal) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate.

When the effect of time in the value of money is important, the amount of the provision amount is the present value of the expenses that the Company expects to incur in order to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

(n)	Revenues, costs and expenses recognition

Revenues for telephone services are recognized in the period in which the services are rendered, as measured primarily by the minutes of traffic processed. Revenue from cable television and business communication services are recognized when services are rendered.

Local, domestic and international long distance fixed telephone services are billed monthly based on a cyclical system. Services not billed from the day of closing of the billing to the last day in the month, are included in the next cyclical billing.

The rights and the obligations arising from commercial operations with interconnection operators and foreign carriers abroad for international long distance services, are recorded monthly for the estimated accrued value. When the final liquidations for share in incoming and outgoing call traffic are received, the accrual is reversed and the net transaction amounts are recorded.

Revenues and costs from telephone lines installation are recognized at the time the related contracts are signed; except for the “Popular Telephone”, which installation revenues and costs are recognized over the contract term. Where other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(o)	Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal provisions applicable in Peru. The income tax rate and workers’ profit sharing are 27% and 10%, respectively; however Telefónica del Perú S.A.A. determines income tax and workers’ profit sharing by applying rates of 30% and 10%, respectively, because of the tax stability agreement signed with the Peruvian Government (see note 26). Additionally, deferred income tax and workers’ profit sharing are recognized using the balance method. According to said method:

•	Deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the rate the Company and its subsidiaries expect to settle said taxes.

•	The deferred assets are reduced, if necessary, in the amount of those tax benefits (credits) which, according to available evidence, it is more—likely—than—not that they will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting an income or expense for income tax and workers’ profit sharing.

Temporary differences ordinarily become taxable or deductible when the related liability is settled or the related asset is recovered. A deferred tax liability or asset for income tax and workers’ profit sharing represents the amount of taxes payable or refundable in future years.

In accordance with the corresponding accounting standard, the Company determines its deferred tax based on the tax rate applicable to their non-distributed profits; any additional tax on profit distribution is recorded on the date in which such distribution is agreed.

In accordance with Resolution 110-99-EF/94.10 of CONASEV companies and Securities Supervising National Commission, the Company began recording on December 31, 1999, the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.149,565,000 as of December 31, 1997 (values as of December 31, 2002), of which one sixth is recorded as a charge to retained earnings until the accumulated effect is fully recognized. As of December 31, 2000, 2001 and 2002, the Company has been recognized approximately S/.56,717,000, S/.80,840,000, and S/.105,208,000, respectively, of such accumulated effect.

(p)	Impairment of assets

Periodically events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, Management reviews the property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income.

The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

(q)	Cash and cash equivalents

Cash and cash equivalents presented in the consolidated statement of cash flows consist of the cash and bank balance presented in the consolidated balance sheet.

(r)	Earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated based on the weighted average of common shares outstanding at the date of the consolidated balance sheets. Capital shares that may be issued or canceled due to the restatement resulting from the adjustment for inflation/deflation are considered a division of capital shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were reduced or issued, respectively.

(s)	Business segments

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into four major operating businesses (fixed local telephone services, long distance services, cable television services, and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company reports its primary segment information. Financial information on business and geographical segments is presented in note 34.

6.	TRANSLATION OF NUEVOS SOLES AMOUNTS INTO U.S. DOLLAR AMOUNTS

The consolidated financial statements are stated in constant nuevos soles. The translation of the nuevos soles amounts into U.S. dollars is included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 published by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance), which was S/.3.514 to US$1.00. The translation should not be construed as a representation that the nuevos soles amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

7.	NET RESULTS FROM EXPOSURE TO INFLATION (DEFLATION)

Net results from exposure to inflation/deflation for the periods indicated are included in the statements of income and detailed as follows:

	Year ended December 31,
	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Net monetary liabilities at the beginning of the year	(4,364,454)	(3,986,417)	(4,728,744)
Changes due to
Additions of non-monetary assets	(1,125,272)	(632,346)	(402,698)
Current income and expenses, net	1,631,179	156,882	1,703,472
Dividends paid	(277,097)	(165,515)	(32,139)
Spinning-off of Telefónica Móviles S.A.C.	—	(40,727)	—

	(4,135,644)	(4,668,123)	(3,460,109)
Net monetary liabilities at the end of the year	(3,986,417)	(4,728,744)	(3,476,171)

Inflationary (deflationary) gain (loss)	149,227	(60,621)	(16,062)

8.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. As of December 31, 2001 and 2002, Telefónica del Perú S.A.A. and Subsidiaries had assets and liabilities in foreign currencies denominated as follows (amounts expressed in December 31, 2002 constant nuevos soles):

	Original currency	2001	2002
		S/.000	S/.000
		(Note 2)
Assets:
Cash and banks	U.S. dollars	23,181	5,270
Trust fund	U.S. dollars	32,542	53,863
Trade accounts receivable, net	U.S. dollars	153,071	129,588
Accounts receivable from related companies	U.S. dollars	14,953	41,099
Other accounts receivable, net	U.S. dollars	33,375	13,817
Long-term accounts receivable from related company	U.S. dollars	437,437	263,475

Total		694,559	507,112

Liabilities:
Bank loans and overdrafts	U.S. dollars	615,054	158,175
Trade accounts payable	U.S. dollars	441,244	205,789
	Others	11,351	—
Accounts payable to related companies	U.S. dollars	74,988	184,457
Other accounts payable	U.S. dollars	28,713	30,071
Promissory notes	U.S. dollars	1,752	78,033
Bonds	U.S. dollars	192,752	281,200
Long-term debt	U.S. dollars	585,574	358,920
	Japanese Yen	888,317	493,682
	Others	136,248	24,816

Total		2,975,993	1,815,143

Purchase position of hedge derivatives (reference value)		167,607	179,353
Purchase position of hedges (macro coverage) derivatives (reference value)		399,522	934,287

Total		567,129	1,113,640

Net liability position		1,714,305	194,391

Telefónica del Perú S.A.A. uses forward exchange contracts to reduce its exposure to foreign currency risks. Telefónica del Perú S.A.A. foreign currency risk is given by its foreign currency net liability position.

As of December 31, 2001 and 2002, Telefónica del Perú S.A.A. entered into forward exchange contracts to purchase U.S. dollars, for hedge and global hedge (macro-coverage) purposes, for a notional amount of approximately US$161,825,000 and US$316,825,000, respectively.

As of December 31, 2002, the estimated market value for the hedge and global hedge (macro-coverage) operations corresponds to unrealized losses of S/.3,021,000 and S/.25,531,000 respectively (unrealized losses of approximately S/.5,974,000 and S/.14,705,000, respectively as of December 31, 2001).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) in accordance with the domestic Wholesale Prices Index, published by the National Statistics and Informatics Institute, were as follows (in percentages):

Year	Devaluation (revaluation)	Inflation (deflation)
1999	11.20	5.50
2000	0.50	3.80
2001	(2.30)	(2.20)
2002	2.00	1.70

9.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Cash	8,773	652
Petty cash	628	492
Checking and saving accounts(b)	121,578	38,534
Time deposits(c)	24,496	15,608

Total	155,475	55,286

(b)	Checking and saving accounts are maintained in local banks.

(c)	As of December 31, 2002 time deposits are denominated in U.S. dollars, earn interests at the average rates of the local market and have original maturity of less than three months.

10.	TRUST FUND

Consists of short-term investments in U.S. Treasury Papers amounting to approximately US$15,333,000 (equivalent to approximately S/.53,863,000), and US$9,299,000 (equivalent to approximately S/.32,555,000) as of December 31, 2002 and 2001, respectively, purchased through “The Bank of New York”. Funds used in the purchase of these investments were provided by the collection accounts of the securitization operation explained in note 23 (b).

In accordance with its quoted price in the over the counter market as of December 31, 2002 and 2001, the market value of these investments amounts to approximately US$16.35 million and US$9.3 million, respectively. There have been no significant fluctuations in market value as of the date of this report.

11.	TRADE ACCOUNTS RECEIVABLE, NET

(a)	Trade accounts receivable consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Fixed local and public telephone services	1,054,063	1,017,264
Cable television	132,195	126,233
Data transmission	84,554	98,035
Interconnection	24,043	80,400
Foreign telecommunications carriers	100,091	65,014
Others	103,543	85,935

	1,498,489	1,472,881

Less:
Allowance for doubtful accounts(b)	(809,224)	(827,085)

Total	689,265	645,796

Trade accounts receivable have current maturities.

The accounts receivable related to local and public fixed telephone services are billed in nuevos soles. The accounts receivable related to data transmission service, foreign telecommunications carriers and other services are billed in U.S. dollars.

As of December 31, 2002, Telefónica del Perú S.A.A. has 1,809,598 lines in service (1,716,097 lines in service as of December 31, 2001) (unaudited).

(b)	Changes in the allowance for doubtful accounts as of December 31, 2001 and 2002 were as follows:

	2001	2002
	S/.000	S/.000
	(Note 2)
Balances as of January 1,	1,264,688	809,224

Add (less)
Provision for the year	142,367	143,658
Transfer due to spinning-off to Telefónica Data Perú S.A.A.	(19,950)	—
Transfer due to sale of Telefónica Publicidad e Información Perú S.A.C.	—	(13,148)
Transfer due to spinning-off to Telefónica Móviles S.A.C.	(111,738)	—
Write-offs	(494,592)	(101,780)
Loss (gain) from exposure to inflation/deflation	28,449	(10,869)

Balances as of December 31,	809,224	827,085

Provision for doubtful accounts for the year is included in the caption “general and administrative expenses” of the consolidated statements of income, see note 27(a), with exception of S/.25,915,000 corresponding to 2002, that is included in the caption “Other expenses, net” of the consolidated statements of income, see note 31. In Telefónica del Perú S.A.A. Management’s opinion, the balance of this allowance adequately covers any risk of loss on the trade accounts receivable as of the date of the consolidated balance sheet.

12.	OTHER ACCOUNTS RECEIVABLE, NET

(a)	Other accounts receivable consists of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Advances granted to suppliers	32,608	5,410
Claims to third parties	27,491	57,197
Accounts receivable from third parties	14,135	16,565
Accounts receivable due to coercive executions(b)	—	72,157
Loans to employees, note 24(b)	4,832	5,077
Others	21,418	27,267

	100,484	183,673

Less:
Allowance for doubtful accounts(d)	(8,141)	(28,381)

Total	92,343	155,292

(b)	Corresponds mainly to seizures executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licences and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting Telefónica del Perú S.A.A. funds and credit rights, prior to the existence of a definitive judicial ruling. The internal legal advisors of Telefónica del Perú S.A.A. consider these cases have been initiated illegally, infringing the right to defence of Telefónica del Perú S.A.A., or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by means of Resolution No. 2178 dated December 20, 2002, by the Sixth Civil Section of the Lima Superior Court and Resolution No. 2 dated January 7, 2003, by the Civil Court of Chincha, and others. The Management of Telefónica del Perú S.A.A. continues the relevant legal actions and, in virtue of said resolutions, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized.

(c)	“Other accounts receivable” are denominated in local and foreign currency, have current maturity and do not bear interest.

(d)	Provision for doubtful accounts for the year 2002 amounted S/.20,240,000 and is included in the caption “Other expenses, net” of the consolidated statements of income, see note 31.

13.	MATERIALS AND SUPPLIES

Materials and supplies consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
In stock	44,474	28,177
In transit	1,356	—

Total	45,830	28,177

The cost of inventories recognized as expense in the consolidated statements of income amounted to approximately S/.59,067,000 and S/.54,826,000 in the years 2001 and 2002, respectively, and it is included in the “Materials and supplies” caption of the consolidated statements of income.

14.	TAXES AND PREPAID EXPENSES

(a)	Taxes and prepaid expenses consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Prepaid income tax(b)	44,405	—
Telephone directory(c)	58,318	—
Non-resident income tax withholding	24,569	—
Agreements of Telefónica Multimedia S.A.C.(d)	22,044	23,481
Deferred interest and commissions	18,722	3,271
Prepaid advertisement	15,686	15,878
Value added tax credit	14,607	—
Cash delivered on accountability	1,463	—
Other deferred expenses	22,415	51,649

Total	222,229	94,279

(b)	Corresponds to income tax pre-payments that were applied by Telefónica del Perú S.A.A. against the income tax in the year 2002.

(c)	The telephone directory business (Telefónica Publicidad e Información Perú S.A.C.) was sold in February 2002, see note 1.

(d)	Corresponds to rights acquired by Telefónica Multimedia S.A.C. to broadcast the soccer games played by several Peruvian professional clubs. The maturity date of these rights is until the year 2005. Expenses are taken to consolidated statement of income over the term of the rights on a straight-line basis and the expense of the year is included in the caption “General and administrative” of the consolidated statements of income.

15.	INVESTMENTS, NET

(a)	Investments consist of the following:

	Percentage of ownership in shareholders’ equity	Book value
		31.12.01	31.12.02
	%	S/.000	S/.000
		(Note 2)
Terra Networks, S.A. (related company)(c)	0.37	108,061	108,061
Pan-American Submarine Cable(d)	10.57	107,356	85,823
Intelsat	0.93	55,057	55,057
New Skies Satellites(d)	0.76	23,940	23,940
Submarine Cables(d)		47,616	50,191
Others		15,881	14,161

Total		357,911	337,233

Impairment of investments (b) and (c)		(6,250)	(48,270)

Total		351,661	288,963

(b)	Changes in the allowance for impairment of investments as of December 31, 2001 and 2002 were as follows:

	2001	2002
	S/.000	S/.000
	(Note 2)
Balances as of January 1,	6,250	6,250
Add
Provision for the year, see(c)	—	42,020

Balances as of December 31,	6,250	48,270

(c)	On October 27, 1999, Telefónica del Perú S.A.A. executed the stock option contract signed with Terra Networks, S.A. (a related company established in Spain which provides internet access services to residential clients), to purchase shares of this entity for an amount of US$30,000,000. Consequently, Telefónica del Perú S.A.A. holds a 0.37 percent interest of the share capital of Terra Networks, S.A. As of December 31, 2001 and 2002, the market value of these shares (according to non-audited financial statements as of December 31, 2002) amounted approximately to S/.71.3 million and S/.43.3 million, respectively, and its equity value S/.152.2 million and S/.66.0 million, respectively. In order to carry its investment at its equity value Telefónica del Perú S.A.A. maintains an allowance for impairment of its investment in Terra Network S.A. amounting to S/.42,020,000 as of December 31, 2002, see note 31.

The equity value has been obtained from the non-audited financial statement of Terra Networks, S.A. as of December 31, 2002 and the quoted market price from Madrid Stock Exchange as of December 31, 2001 and 2002. In Management’s opinion, considering the evolution of the market conditions, the quoted market price value should improve in the mid-term, therefore, as of December 31, 2001 and 2002, there is no permanent loss on the realization value of these investments.

(d)	The participation in submarine cable organizations give Telefónica del Perú S.A.A. an alternative to international traffic by these routes. Telefónica del Perú S.A.A. Management continuously supervises its investments, analyzing the changes in their estimated realizable value; therefore, as of December 31, 2001 and 2002, in their opinion there are no permanent losses that should be recorded in the consolidated financial statements.

The decrease in the book value of the participation in the Pan-American Submarine Cable is due to the necessity of recording the Company’s new participation, as a result of the entry of new partners, for which Telefónica del Perú S.A.A. has received the respective cash.

16.	PROPERTY, PLANT AND EQUIPMENT, NET

(a)	The movement in property, plant and equipment is as follows:

Description	Cost as of December 31,		Accumulated depreciation as of December 31,		Net book value as of as of December 31,
	2001	2002	2001	2002	2001	2002
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)
	(Note 2)		(Note 2)		(Note 2)
Lands	151,827	151,819	—	—	151,827	151,819
Buildings and other constructions(f)	869,184	885,718	282,578	305,393	586,606	580,325
Telephone plant	10,874,444	11,424,334	5,625,812	6,375,256	5,248,632	5,049,078
Equipment	643,685	583,344	353,651	409,255	290,034	174,089
Furniture and fixtures	57,788	52,971	32,312	44,080	25,476	8,891
Vehicles(f)	125,054	126,973	118,674	121,839	6,380	5,134
Construction in progress and units in transit	555,148	263,598	—	—	555,148	263,598

Total	13,277,130	13,488,757	6,413,027	7,255,823	6,864,103	6,232,934

(b)	Fully depreciated property, plant and equipment

As of December 31, 2001 and 2002 certain assets for approximately S/.2,348,000,000 and S/.2,882,786,000, respectively are fully depreciated. Nevertheless, these assets are still in active use.

(c)	Removed property, plant and equipment

The accumulated net balance of the property, plant and equipment that has been totally removed during 2002 amounts to approximately S/.10,010,000 (approximately S/.14,319,000 and S/.4,309,000 in cost and accumulated depreciation, respectively).

(d)	Revalued property, plant and equipment

The net balance of this caption includes the results of a voluntary revaluation made by ENTEL Perú as of December 31, 1992 according to appraisal values set by independent appraisers. The surplus arising from this revaluation was credited to the shareholders’ equity.

As of December 31, 2002, the cost and accumulated depreciation of these assets amount to S/.515,864,000 and S/.335,241,000, respectively (S/.515,864,000 and S/.327,119,000, respectively as of December 31, 2001).

(e)	Impairment loss

As of December 31, 2000, the Company recorded an impairment loss amounting to approximately S/.82,786,000, for capitalized costs into the plant and computer equipment to be disposed of.

As of December 31, 2001, Telefónica del Perú S.A.A. made a new assessment of the recoverability of investment in computer equipment disposed of concluding that its realizable value exceeded its book value. Therefore, S/.20,148,000, from the impairment loss recorded in the previous year was reversed. This recover is presented in the caption “Other expenses, net” of the consolidated statement of income of the year 2001, see note 31.

As of December 31, 2001 and 2002, Management has determined that the recoverable value of its property, plant and equipment is greater than its book value, see note 17(d).

(f)	Assets under financial lease

The captions buildings and other constructions and vehicles include assets purchased under financial lease contracts which have net book values of approximately S/.29,777,000, and S/.29,073,000 as of December 31, 2001 and 2002, respectively.

(g)	Insurance

Telefónica del Perú S.A.A. and Subsidiaries maintain insurance contracts on their principal assets according to the policies established by Management. As of December 31, 2002, the Company has insurance coverage for plant and equipment for up to US$400,000,000 (equivalent to S/.1,405,000,000). In Management’s opinion, the insurance policies of the Company are consistent with the international practice in the telecommunications industry and the risk of contingent losses for sinister considered in the insurance policy is reasonable, considering the kind of assets that Telefónica del Perú S.A.A. and Subsidiaries own.

(h)	Construction in progress

It mainly consists of constructions of external an internal telephone plants. Likewise, includes spare parts, for which provision for spare parts obsolescence amounting to S/.20,000,000 was created in 2002, see note 31.

17.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The movement in intangibles and other assets is as follows:

Description	December 31,
	2001	2002
	S/.000	S/.000
	(Note 2)
Cost
Teledata	12,944	12,944
Issuance of bonds	46,814	46,814
Software and SAP(b)	578,507	634,306
Goodwill(c)	33,780	33,780
Wireless access fee	40,066	40,066
Others	516	1,037

	712,627	768,947

Accumulated amortization
Teledata	12,944	12,944
Issuance of bonds	46,814	46,814
Software and SAP(b)	254,623	354,142
Goodwill(c)	11,144	14,444
Wireless access fee	10,279	17,168
Others	499	504

	336,303	446,016

Net book value
Teledata	—	—
Issuance of bonds	—	—
Software and SAP(b)	323,884	280,164
Goodwill(c)	22,636	19,336
Wireless access fee	29,787	22,898
Others	17	533

	376,324	322,931

(b)	Software and SAP includes the acquisition of SAP R/3 financial and accounting software and of software licenses of platforms that support the commercial system.

(c)	Goodwill corresponds to the difference between the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. and the capital share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets.

(d)	As of December 31, 2001 and 2002, Management has prepared forecasts of the estimated results for the following years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its property, plant and equipment, and its other assets, are greater than their book values and therefore, there is no need for a provision, as of the date of the consolidated balance sheets, in addition to indicated in note 16(e).

18.	BANK LOANS AND OVERDRAFTS

(a)	Bank loans and overdrafts are mainly short-term loans used for working capital; they were granted by local and foreign financial entities and consist of the following:

		31.12.01	31.12.02
Description	Original Currency	Equivalent in local currency	In currency of contract	Equivalent in local currency
		S/.000		S/.000
		(Note 2)
BBVA Banco Continental	S/.	245,961	231,500	231,500
BBVA Banco Continental	US$	136,679	—	—
Banco Standard Chartered	S/.	—	70,000	70,000
Banco Standard Chartered	US$	105,137	10,000	35,150
Bank Boston N.A. Sucursal del Perú	S/.	35,087	—	—
Bank Boston N.A. Sucursal del Perú	US$	56,073	10,000	35,150
Banco Santander Central Hispano—Perú	S/.	146,336	13,500	13,500
Banco Español de Crédito—Banesto	US$	87,615	—	—
Banco de Crédito del Perú	S/.	65,088	—	—
Banco de Crédito del Perú	US$	—	15,000	52,725
BNP Paribas Andes	US$	36,798	10,000	35,150
Citibank N.A. Sucursal de Lima	S/.	17,289	—	—
Citibank N.A. Sucursal de Lima	US$	192,752	—	—
Others in local currency (figures under S/10,000,000)	—	6,979	—	1,525

Total bank loans		1,131,794		474,700
Overdrafts		68,135		—

		1,199,929		474,700

(b)	All bank loans have current maturity and are usually renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans as of December 31, 2002, in nuevos soles and U.S. dollars accrue a weighted average interest rate of 4.95 percent and 2.30 percent, respectively (5.97 percent and 3.30 percent as of December 31, 2001). During 2002, the weighted average interest rate accrued by loans in Nuevos Soles and U.S. dollars were 4.19 percent and 3.19 percent respectively (8.79 percent and 6.02 percent, respectively in 2001). Interests accrued by bank loans and overdrafts for the years ended December 31, 2001 and 2002 amounted to approximately S/.97,935,000 and S/.21,761,000, respectively, and are recorded in the caption “Interest expense” of the consolidated statements of income, see note 30.

19.	TRADE ACCOUNTS PAYABLE

Trade accounts payable consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Domestic suppliers	324,239	277,868
Foreign suppliers	73,840	39,514
Guarantee deposits from contractors	46,359	22,756
Foreign carriers	10,231	16,321
Other trade accounts payable	78,795	114,925

Total	533,464	471,384

Trade accounts payable have current maturities and do not bear interest.

20.	OTHER ACCOUNTS PAYABLE

Other accounts payable consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
Remunerations and vacations	22,996	89,107
Workers’ profit sharing	29,734	72,735
Other provisions	91,709	148,667
Interest and dividends	81,659	104,469
Taxes	17,219	68,345
Others	94,344	94,243

	337,661	577,566

21.	PROMISSORY NOTES

On March 9, 1998, the General Shareholders’ Meeting approved the issuance of short-term promissory notes up to US$180,000,000, denominated in local or foreign currency, through out a program to be executed over the next three years starting from the date the mentioned meeting was held; therefore extending “the First Promissory Notes Program of Telefónica del Perú”, registered in 1996.

Under this approval, Telefónica del Perú S.A.A. registered the “Second Promissory Notes of Telefónica del Perú” with a maximum circulation amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution N°010-2000-EF/94.1 dated January 21, 2000. Later, the General Shareholders’ Meeting of Telefónica del Perú S.A.A. held on March 24, 2000 agreed to modify the deadline foreseen for the issuance of promissory notes until March 24, 2003.

The second program has been renewed at the Public Registry of Securities and Brokers and the second Informative Prospect by means of CONASEV Resolution Nº 009-2002-EF/94.11 dated February 4, 2002, was recorded.

The General Shareholders’ Meeting of Telefónica del Perú S.A.A. held on March 26, 2002 approved to modify the agreement on the issuance of short-term promissory notes, establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. However, it was specified that the principal of the debt obtained from the issuance of the promissory notes should not exceed, as whole, US$900,000,000 or its equivalent in local currency.

As of December 31, 2001 and 2002, Telefónica del Perú S.A.A. maintains the following promissory notes in circulation:

Issuance number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	Equivalent in local currency
						31.12.01	31.12.02
				%		S/.000	S/.000
						(Note 2)
Sixth	J	February 26, 2001	February 21, 2002	13.00	S/.	20,849	—
Seventh	I	April 6, 2001	January 1, 2002	12.00	S/.	4,068	—
Seventh	J	April 6, 2001	April 1, 2002	12.30	S/.	1,525	—
Eighth	I	May 16, 2001	February 10, 2002	13.47	S/.	10,617	—
Eighth	J	May 16, 2001	May 11, 2002	13.42	S/.	48,816	—
Tenth	I	June 12, 2001	March 9, 2002	12.46	S/.	2,542	—
Tenth	J	June 12, 2001	June 7, 2002	12.53	S/.	31,207	—
Eleventh	F	July 10, 2001	January 6, 2002	11.99	S/.	8,238	—
Eleventh	I	July 10, 2001	April 6, 2002	12.12	S/.	3,321	—
Eleventh	J	July 10, 2001	July 5, 2002	12.17	S/.	39,358	—
Thirteenth	D	August 16, 2001	February 12, 2002	9.79	S/.	2,527	—
Thirteenth	E	August 16, 2001	May 13, 2002	10.19	S/.	30,510	—
Thirteenth	F	August 16, 2001	August 11, 2002	10.40	S/.	52,137	—
Fourteenth	D	August 27, 2001	February 23, 2002	4.10	US$	1,752	—
Fifteenth	D	September 18, 2001	March 17, 2002	8.69	S/.	1,322	—
Fifteenth	E	September 18, 2001	June 15, 2002	9.18	S/.	4,576	—
Fifteenth	F	September 18, 2001	September 13, 2002	9.82	S/.	24,917	—
Sixteenth	D	November 20, 2001	May 19, 2002	6.04	S/.	4,699	—
Sixteenth	E	November 20, 2001	August 17, 2002	6.77	S/.	18,306	—
Sixteenth	F	November 20, 2001	November 15, 2002	7.21	S/.	46,151	—
Eighteenth	J	February 11, 2002	February 6, 2003	2.70	US$	—	13,005
Nineteenth	E	April 15, 2002	January 10, 2003	3.97	S/.	—	7,900

To…						357,438	20,905

Issuance number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	Equivalent in local currency
						31.12.01	31.12.02
				%		S/.000	S/.000
						(Note 2)
...From						357,438	20,905
Nineteenth	F	April 15, 2002	April 10, 2003	4.50	S/.	—	15,000
Twentieth	C	May 13, 2002	February 7, 2003	4.01	S/.	—	21,090
Twentieth	D	May 13, 2002	May 8, 2003	4.50	S/.	—	17,555
Twenty-first	B	July 8, 2002	January 4, 2003	3.73	S/.	—	10,000
Twenty-first	C	July 8, 2002	April 4, 2003	4.64	S/.	—	13,100
Twenty-first	D	July 8, 2002	July 3, 2003	5.34	S/.	—	26,900
Twenty-second	B	July 25, 2002	January 21, 2003	2.18	US$	—	15,873
Twenty-third	B	August 23, 2002	March 21, 2003	1.79	US$	—	21,090
Twenty-third	C	August 23, 2002	April 20, 2003	1.86	US$	—	24,605
Twenty-third	D	August 23, 2002	August 18, 2003	1.93	US$	—	3,515
Twenty-forth	A	October 21, 2002	April 19, 2003	6.34	S/.	—	9,900
Twenty-forth	B	October 21, 2002	July 18, 2003	6.74	S/.	—	9,900
Twenty-forth	C	October 21, 2002	October 16, 2003	7.16	S/.	—	10,200
Twenty-fifth	A	November 15, 2002	February 13, 2003	4.32	S/.	—	4,250
Twenty-fifth	B	November 15, 2002	March 15, 2003	4.50	S/.	—	4,000
Twenty-fifth	C	November 15, 2002	May 14, 2003	4.63	S/.	—	29,400
Twenty-fifth	D	November 15, 2002	August 12, 2003	5.16	S/.	—	2,350
Twenty-fifth	F	November 25, 2002	February 23, 2003	4.49	S/.	—	15,300
Twenty-fifth	G	November 25, 2002	March 25, 2003	4.67	S/.	—	750
Twenty-fifth	H	November 25, 2002	May 24, 2003	5.01	S/.	—	3,975
Twenty-fifth	I	November 25, 2002	August 22, 2003	5.30	S/.	—	750
Twenty-fifth	J	November 25, 2002	November 20, 2003	5.53	S/.	—	3,500
Twenty-fifth	K	December 12, 2002	March 12, 2003	4.03	S/.	—	6,500
Twenty-fifth	L	December 12, 2002	June 10, 2003	4.50	S/.	—	3,000
Twenty-fifth	M	December 12, 2002	December 7, 2003	5.43	S/.	—	20,500

						357,438	313,908

Promissory notes have been acquired by third parties and do not have specific guarantees.

22.	BONDS

(a)	Telefónica del Perú S.A.A. maintains the following obligations related to the issuance of bonds as of December 31, 2001 and 2002:

Series	Issuance date	Maturity date	Face value	Authorized amount	Used amount	Effective annual interest rate	Equivalent in local currency
							31.12.01	31.12.02
				(000)	(000)	(***)	S/.000	S/.000
							(Note 2)
1st. Program—Unique Series—1st issuance	August 16, 1999	August 16, 2006	S/.5,000	S/.100,000	S/.100,000	VAC (*) + 6.9375%	106,891	106,631
1st. Program—Unique Series—2nd issuance	October 11, 1999	October 11, 2009	S/.5,000	S/.70,000	S/.43,710	VAC (*) + 7.00%	46,506	46,393
1st. Program—Unique Series—3rd issuance	December 15, 1999	December 15, 2002	US$1,000	US$20,000	US$20,000	7.6875%	70,092	—
1st. Program—Unique Series—4th issuance	August 21, 2000	August 21, 2003	US$1,000	US$35,000	US$35,000	8.125%	122,659	123,025
1st. Program—Unique Series—5th issuance	December 13, 2000	December 13, 2002	S/.5,000	S/.70,000	S/.70,000	13.813%	71,190	—
1st. Program—Unique Series—6th issuance	February 27, 2001	February 27, 2003	S/.50,000	S/.50,000	S/.50,000	12.6875%	50,850	50,000
1st. Program—Unique Series—7th issuance	June 18, 2001	June 18, 2003	S/.66,000	S/.66,000	S/.66,000	12.625%	67,122	66,000
2nd. Program—Unique Series—2nd issuance	December 11, 2001	December 11, 2003	S/.55,000	S/.75,000	S/.55,000	7.5%	55,935	55,000
2nd. Program—Unique Series—3rd issuance	December 11, 2001	December 11, 2006	S/.100,000	S/.100,000	S/.100,000	VAC (*) + 6.187%	101,377	101,130
2nd. Program—Unique Series—4th issuance	March 14, 2002	March 14, 2004	S/.5,000	S/.16,770	S/.55,000	6.375%	—	16,770
2nd. Program—Unique Series—5th issuance	May 13, 2002	May 13, 2007	S/.5,000	S/.12,140	S/.30,000	VAC (*) + 6.25%	—	12,293
2nd. Program—Unique Series—6th issuance	July 9, 2002	July 9, 2004	S/.5,000	S/.20,000	S/.9,485	7.75%	—	9,485
2nd. Program—Unique Series A—7th issuance	November 25, 2002	November 25, 2005	US$1,000	US$45,000	US$35,000	4.375% (**)	—	123,025
2nd. Program—Unique Series B—7th issuance	December 6, 2002	December 6, 2005	US$1,000	US$45,000	US$10,000	4.00% (**)	—	35,150
Financial derivatives of hedge							—	2,299

						Total	692,622	747,201
						Less—Current portion	141,282	296,324

						Non—current portion	551,340	450,877

(*)	Constant restating value.
(**)	Face annual interest rate.
(***)	The interest payments are semiannual.

(b)	According to its contractual conditions, bonds outstanding as of December 31, 2001 and 2002 mature as follows:

	Principal amortizations
	2001	2002
	S/.000	S/.000
	(Note 2)
2002	141,282	—
2003	296,566	296,324
2004	—	26,255
2005	—	158,175
2006	208,267	207,761
2007	—	12,293
2008 and thereafter	46,507	46,393

Total	692,622	747,201

(c)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054-99-EF and modified by Law 28784, interests are exempt of the income tax until December 31, 2006. There is no exemption in the case that the holder of the bonds is a bank or a financial entity.

(d)	Funds received from issuance of bonds in public offering were used in liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

23.	LONG-TERM DEBT

(a)	Long-term debt consists of the following:

						As of December 31, 2001	As of December 31, 2002
Creditor	Currency	Guarantee granted by	Annual interest rate	Interest payments	Maturity date	Equivalent in local currency	Foreign currency	Equivalent in local currency
						S/.000		S/.000
						(Note 2)
Telefónica Internacional, S.A.	JPY	—	2.36%	Quarterly	March, 2004	438,476	16,456,000	493,680
Swap operations	US$-JPY	—	—	—	March 2004	113,993	—	(15,640)
European Investment Bank	US$	—	5.72%	Semiannual	September, 2013	195,555	51,150	179,792
Telefónica del Perú Grantor Trust(b)	US$	—	7.48%	Semiannual	December, 2008	192,752	47,143	165,707
Telefónica Internacional, S.A.	JPY	—	2.30%	Quarterly	December, 2002	449,842	—	—
Banco de Crédito del Perú	US$	—	6 month Libor + 1,5	Semiannual	August, 2003(*)	105,137	—	—
Banco Standard Chartered	US$	—	6 month Libor + 1,5	Semiannual	August, 2003(*)	70,091	—	—
Citileasing S.A.	US$	Leased building	4.4436%	Monthly	August, 2004	18,245	3,285	11,547
Nederlandes Investeringsbank Voor Ontwikkellingslanden—Holland	Euro	COFIDE	2.50%	Semiannual	January, 2018	15,717	4,733	17,460
Bell Telephone Manufacturing Company	Euro	Peruvian State	8.50%	—	—	4,061	1,299	4,793
Wiese Sudameris Leasing S.A.	US$	Leased assets	4.00%	Monthly	April, 2004	2,685	500	1,758
French Public Treasury	Euro	Peruvian State	3.50%	Semiannual	September, 2012	2,474	694	2,560
Bank Boston N.A. leasing	US$	—	7.22%	Monthly	May, 2005	1,107	33	117
Others						1,683		42

				Total		1,611,818		861,816
				Less—Current portion		586,813		58,360

				Non—current portion		1,025,005		803,456

(*)	Prepaid

(b)	On July 14, 1998, the Board of Directors of Telefónica del Perú S.A.A. approved a financial operation denominated “Securitization” for a total amount of US$200 million; backed with the trust transfer of future accounts receivable generated by the international traffic of Telefónica del Perú S.A.A. These accounts constitute the trust equity backing the issue of certificates to be carried out by the secured entity by virtue of the securitization process. On December 16, 1998, Telefónica del Perú S.A.A. placed certificates for US$150 million in the New York Stock Exchange at an issue price of 99.975954 percent and at an annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting June 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance Telefónica del Perú S.A.A. working capital and/or the repurchase of its own stocks. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 millions. As of December 31, 2002 the principal of this debt had been amortized by approximately US$102,857,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a collateral, see note 10.

(c)	Telefónica del Perú S.A.A. is obliged to certain long-term debt restrictive clauses, which in Management’s opinion are being fulfilled as of December 31, 2002.

(d)	Telefónica del Perú S.A.A. uses operations with derivatives with the purpose of reducing the risk of interest rate changes and foreign currency. In addition to the contracts of foreign currency sales (forward) described in note 8, Telefónica del Perú S.A.A. has interest swap hedge contracts and foreign currency risk swap contracts as follows:

•	Interest swap hedge contracts as of December 31, 2001 and 2002:

Financial entity	Hedge	Maturity date	Interest rate payable	Interest rate receivable	Knock-Outs	Fair value as of December 31, 2001 loss(*)	Fair value as of December 31, 2002 loss (*)
	US$000					US$000	US$000
						(Note 2)
Citibank N.A.	30,000	June 15, 2003	5.5025%	3-month Libor	6.5% until June, 2001 and 6.875% until June, 2003	(2,599)	(617)

(*)	Corresponds to the present value of expected future cash flows based on zero coupon swap rates.

•	Foreign currency risk swap contracts of Telefónica del Perú S.A.A. as of December 31, 2001 and 2002:

Financial entity	Hedge	Maturity date	Interest rate payable	Interest rate receivable	Fair value as of December 31, 2001 loss(*)	Fair value as of December 31, 2002 gain(*)
	US$000				US$000	US$000
					(Note 2)
Citibank N.A.	150,000	December 16, 2002	8.04% (in US$)	2.30% (in JPY)	(27,165)	—
JP Morgan	136,000	March 16, 2004	3-month Libor + 2.4% (in US$)	2.36% (in JPY)	(11,642)	4,337

					(38,807)	4,337

(*)	Corresponds to the present value of expected future cash flows based on zero coupon swap rates.

(e)	The long-term debt principal as of December 31, 2001 and 2002 mature as follows:

Year	2001	2002
	S/.000	S/.000
	(Note 2)
2002	586,813	—
2003	212,122	58,360
2004	620,810	528,706
2005	45,179	45,482
2006	45,064	44,455
2007	45,064	45,414
2008 and thereafter	56,766	138,399

Total	1,611,818	860,816

24.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Principal transactions

During 2001 and 2002, Telefónica del Perú S.A.A. and Subsidiaries principal transactions with related parties were as follows (see also notes 26(f) and 29):

	2001	2002
	S/.000	S/.000
	(Note 2)
Income from sale of TPI, note 31	—	110,801
Income from circuit leasings	67,365	37,596
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 30	36,294	23,670
Services (received from) granted to Telefónica Móviles S.A.C	76,307	(18,273)
Call-center services and regulatory expenses	(37,422)	(24,225)
Shared Services Center expenses(*)	(120,077)	(110,411)
Interconnection expenses, net	(380,794)	(393,174)
Printing of telephone directories	(11,375)	(15,892)
Loans granted	36,646	23,312

As a result of these and other minor transactions, as of December 31, 2001 and 2002, Telefónica del Perú S.A.A. and Subsidiaries had the following balances with related companies:

	2001	2002
	S/.000	S/.000
	(Note 2)
Accounts receivable:
Telefónica Móviles S.A.C.	437,437	263,475
Telefónica Data Perú S.A.A.	48,106	9,001
Teleatento del Perú S.A.C.	8,981	18,424
Emergia Perú S.A.C.	12,654	2,334
Others	10,496	11,341

	517,674	304,575
Less:
Non-current portion of accounts receivable from Telefónica Móviles S.A.C.(**)	(437,437)	(263,475)

Current portion	80,237	41,100

Accounts payable:
Telefónica Móviles S.A.C.	60,610	107,376
Telefónica Gestión de Servicios Compartidos Perú S.A.C.(*)	12,233	22,888
Others	2,369	54,193

	75,212	184,457

(*)	Since April 2001, Telefónica Gestión de Servicios Compartidos S.A.C. offers to the Company and Subsidiaries, accounting, taxes, treasury, human resources, real estate, safety, logistics, and information system and general services.

(**)	Corresponds to the long-term debt transferred to Telefónica Móviles S.A.C. in January 2000, according to a Debt Recognition and Payment Commitment Contract, as a result of the transfer of assets and liabilities mentioned in note 1. The term of the contract is two years starting from the signing date, and is automatically renewed for subsequent one-year periods. This debt is denominated in U.S. dollars, it is being repaid in variable amounts, which are fixed monthly and bear interests at a variable rate (which is subject to review among the parties). During 2002 the weighted average was 6.73 percent (6.78 percent in 2001).

(b)	Loans to employees

Telefónica del Perú S.A.A. and Subsidiaries grant loans to its employees and executives for periods of up to 12 months. The interest rates applied are generally below the existing market interest rates. However, other loan’s conditions are substantially the same as those in the market. The balances of employee loans were approximately S/.4,832,000 and S/.5,077,000 as of December 31, 2001 and 2002, respectively, and are presented in the caption “Other accounts receivable, net”, see note 12.

(c)	Directors’ remunerations

For the years ended December 31, 2001 and 2002, the Board of Directors’ remuneration amounted to approximately S/.2,563,000 and S/.2,002,000, respectively.

25.	SHAREHOLDERS’ EQUITY

(a)	Share capital

As of December 31, 2001 and 2002, the share capital of Telefónica del Perú S.A.A. is represented by 1,721,964,417 common shares, par value of one nuevo sol each, fully subscribed and paid (2,104,597,578 common shares as of December 31, 2000). Telefónica del Perú S.A.A. is entitled to issue approximately 1,173,603,583 additional shares resulting from the adjustment for inflation of the share capital as of December 31, 2002 (1,189,247,594 shares and 1,125,202,050 shares as of December 31, 2000 and 2001).

For the year 2002, the Company did not declare cash dividends. Cash dividends declared in 2001 amounted to S/.100,224,000 (S/.0.06 per share).

As of December 31, 2000, 2001 and 2002, the following share classes make up the Company’s share capital:

	2000	2001	2002
	%	%	%
	(Note 2)	(Note 2)
Class A-1
Telefónica Perú Holding S.A.C.	38.90	38.90	38.90
Class B
Telefónica Internacional, S.A.	0.00	49.53	49.53
Telefónica Perú Holding S.A.C.	0.00	8.64	8.64
Morgan Guaranty Trust ADR Programs	39.05	1.14	1.19
Telefónica, S.A.	20.24	0.14	0.14
Other minor shareholders	1.76	1.64	1.58
Class C	0.05	0.01	0.02

Total	100.00	100.00	100.00

The Company’s Board of Directors is composed by a minimum of 9 members and a maximum of 14 members elected by the Special Meetings. Before each election, the General Shareholders’ Meeting must decide the member of Directors for the related period.

Class A-1 shares were issued as a result of the privatization process and provide its holders the right to elect the majority of the Board of Directors. Class B shares, which correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the June 2000 share interchange, elect as a many Directors are necessary to complete the total number of Directors previously defined by the General Shareholders’ Meeting, considering the number of Directors that has to be elected by the A-1 shareholders and the number, if its is the case, that has to be elected by the C Shareholders.

Class C shares correspond to workers of Telefónica del Perú S.A.A., who will have the right to elect one member of the Board of Directors when they reach a percentage not less than 3 percent of the capital stock. At the election time if this percentage is not reached, Class B shareholders will elect an additional Director.

For the 2002 term, the General Shareholders’ Meeting determined in 14 the total number of members of the Board of Directors. Following the election method described above, the Special Meeting of Class A-1 shareholders elected 8 directors; the Special Meeting of Class B shareholders elected 6 members, considering that the Class C shareholders did not reach the minimum percentage required to be eligible to elect a member.

Except for the matter indicated in the previous paragraph, there is no additional difference in the rights of the various share classes.

Due to the legal stability agreement signed with the Peruvian State, see note 26(a), there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

In January 2001, as a result of the multiple reorganization process described in note 1, the capital stock of Telefónica del Perú S.A.A. was reduced from S/.3,276,143,000 to S/.2,895,568,000. Thereinafter, as a result of: (i) the refund of shares’ value to those who exercised their right of separation from the society and (ii) the resulting adjustment from the appropriateness of the capital stock to the number of shares given for interchange as of the date of the operation, the capital stock was reduced to S/.2,895,568,000, represented by 1,721,964,417 shares, par value of one nuevo sol each.

(b)	Legal reserve

In accordance with the Peruvian Corporate Business Law, the Company is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, until the legal reserve reaches 20 percent of capital stock. The legal reserve can be used to offset future losses or can be capitalized, existing in both cases the obligation to restore it.

(c)	Retained earnings

During 2001 and as a consequence of the multiple reorganization process mentioned in note 1, the Company analyzed different balances of its financial statements, by means of which, an expense of approximately S/.191,606,000, was recorded in the caption “Retained earnings” corresponding to several items that were not recorded in the statements of income in years prior to 2001.

According to the Income Tax Regime currently applicable to the Company, said adjustments were not deducted for the calculation of 2001 taxable income.

26.	TAXATION

(a)	In May 1994, the Empresa Nacional de Telecomunicaciones del Perú—ENTEL PERU and the Compañía Peruana de Teléfonos – CPT, signed legal stability agreements with the Peruvian State, for a 10-year term. These agreements establish that income tax will not be modified during that term, and, consequently, the same terms, tax rates, deductions and scales applicable to determine the taxable income and all other characteristics included in Legislative Decree N°774 remain in force.

On June 6, 1995, an Addendum stated that the benefits and guarantees mentioned above remain in force after the merger of ENTEL Perú into CPT, which changed its name to Telefónica del Perú S.A.A., and that all rights and obligations derived from such agreements correspond to the surviving company.

(b)	Telefónica del Perú S.A.A. and Subsidiaries file their tax returns and make their tax payments on an individual basis according to paragraph (a). Telefónica del Perú S.A.A. income tax for the year is calculated based on financial statements adjusted to reflect the changes in the Wholesale Price Index, following the methodology established by Legislative Decree Nº627. The annual income tax cannot be less than 2 percent of Telefónica del Perú S.A.A. total net assets, excluding investments in companies domiciled in Peru and the value of new plant and equipment in the year of its acquisition and in the subsequent year. The tax rate in 2000, 2001 and 2002 is 30 percent of taxable income, including the effect for exposure to inflation.

Starting from 2002, the statutory tax rate, in conformity with the current law, is 27 percent of taxable income, including the effect for exposure to inflation. Likewise, starting from 2003, if an entity distribute totally or partially its earnings, withholding equivalent to 4.1 percent of the distributed amount must be made to non domiciled shareholders (entities or individuals) and to domiciled natural persons.

At the end of the term of the legal stability agreements signed by Telefónica del Perú S.A.A. and the Peruvian State, if no changes to the regulations are introduced, Telefónica del Perú S.A.A. will be subject to the income tax indicated in the above paragraph.

The Subsidiaries’ income taxes are determined individually in accordance with Peruvian tax regime. The income tax rate in 2002 is 27 percent (30 percent in 2000 and 2001) of taxable income, including the effect for exposure to inflation. If the entity makes a total or partial distribution of dividends, starting 2003 an additional rate of 4.1 percent will be applied to the distributed amount.

(c)	The Subsidiaries’ approximate tax loss carry forwards generated in the years 2000, 2001 and 2002 are the following:

Entity	2000	2001	2002	Total
	S/.000	S/.000	S/.000	S/.000
Telefónica Multimedia S.A.C.	45,707	32,852	64,276	142,835
Telefónica Servicios Digitales S.A.C.	1,365	1,141	2,420	4,926
Servicios Editoriales del Perú S.A.C.	—	7,972	5,904	13,876

Tax loss carry forwards as of December 31, 2000 may be used by each Subsidiary to offset taxable income of the next four years starting from 2001. For this purpose, the relevant tax loss should be adjusted in accordance with the Wholesale Price Index changes occurred between December 31, 2001 and the last month in which the offset occurs. The tax loss carryforwards originated in 2001 may be used to offset taxable income in the next four years, starting with the year taxable income is generated. The aggregate amount of the tax loss carry forwards is subject to the adjustments resulting from the reviews referred to in paragraph (d) below.

(d)	Telefónica del Perú S.A.A. income tax and value added tax returns from 1998 to 2002 are still subject to review by the tax authority. Telefónica del Perú S.A.A. 1997 and 1998 income tax returns and value added tax returns from January to December, 1997 and 1998 have been reviewed by tax authority, see note 36(a). Currently, the tax authority is reviewing the 1999 returns. Likewise, income tax and value added tax returns of the main Subsidiaries are still pending to be reviewed by the tax authorities for the years set forth below:

Entity	Years
Telefónica Multimedia S.A.C.	1998 to 2002
Telefónica Servicios Integrados S.A.C.	1998 to 2002
Telefónica Servicios Urgentes de Mensajería S.A.C.	1998 to 2002
Telefónica Servicios Comerciales S.A.C.	1999 to 2002
Telefónica Servicios Digitales S.A.C.	2000 to 2002
Servicios Editoriales del Perú S.A.C.	2000 to 2002

The tax authority is legally entitled to review and if necessary, adjust the income tax calculated by Telefónica del Perú S.A.A. and Subsidiaries during the next four years following the year of the related tax return filing. Due to possible interpretations of current legislation, it is not possible to determine whether or not such reviews will result in tax liabilities for Telefónica del Perú S.A.A. and Subsidiaries. However, in Management and their legal advisors opinions, any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2000, 2001 and 2002.

(e)	In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations, telephone service providers should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (e.2), on all the different telecommunication services under concession and/or authorization in the case of (e.3) below and only on the final and carrier telephone services in the case of (e.1):

Taxes and fees	Beneficiary	%
(e.1) Special fee assigned to the Telecommunicatios Investment Fund (FITEL)	OSIPTEL	1.0
(e.2) Contributions for supervision services	OSIPTEL	0.5
(e.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service rendered by the concessionaire.

As of December 31, 2000, 2001 and 2002 the expense recognized for these concepts amount to S/.94,164,000, S/.66,088,000 and S/.59,344,000, respectively, and is included in the caption “General and administrative expenses” of the consolidated statements of income, see note 27.

(f)	Starting from fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or not existing taxation, and for the rendering of services to non-related third parties, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. Due to the Legal Stability Agreement with the Peruvian State, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT and; they estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter.

27.	GENERAL AND ADMINISTRATIVE EXPENSES

(a)	General and administrative expenses consist of the following:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Services rendered by third parties(b)	729,423	693,909	699,317
Provision for doubtful accounts	315,141	142,367	117,743
Taxes	125,548	91,901	85,301
Others	25,389	40,396	19,304

Total	1,195,501	968,573	921,665

(b)	Consist of the following:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Rent of offices	132,815	138,169	145,099
Fees	202,950	137,972	150,759
Cable TV signal’s fees	83,135	118,850	109,435
Maintenance and repairs	72,342	104,626	106,493
Advertising	—	50,469	51,135
Prints and services	—	46,670	50,609
Mail and telecommunications	—	29,201	27,097
Transport and storage	—	16,095	17,035
Others	238,181	51,857	41,655

Total	729,423	693,909	699,317

28.	PERSONNEL EXPENSES

Personnel expenses consist of the following:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Salaries	446,402	369,766	330,948
Social security and insurance	51,065	38,354	26,949
Rights for time of service	35,151	27,331	23,577
Other personnel expenses	49,482	38,225	14,031

Total	582,100	473,676	395,505

The average number of Telefónica del Perú S.A.A. and its Subsidiaries’ employees during 2000, 2001 and 2002 was 6,032 (unaudited), 5,886 (unaudited) and 4,873 (unaudited), respectively.

29.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL DE ESPAÑA, S.A.

On May 16, 1994, CPT and ENTEL PERU separately signed a Technology Transfer and Management Agreement with Telefónica Internacional de España, S.A. (TISA), for a term of five years to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the Concession. In return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of total revenues for services invoiced by Telefónica del Perú S.A.A. The management and administration fee is equal to 9 percent of the operating revenue, excluding depreciation, amortization, management fee payments, as well as taxes, duties, contributions and royalties established under the Concession agreements.

Clause 5.5 of the Contract establishes that in order to maintain adequate solvency ratios, TISA will only receive the quarterly fee when the quarter’s net income before workers’ profit sharing, deductions and taxes plus the quarter’s financial expenses, divided by the quarter’s financial expenses, is greater than 2.

During 2002, under this agreement the accumulated technology transfer fees was approximately S/.34,484,000 (approximately S/.46,146,000 and S/.25,645,000 in 2000 and 2001, respectively). Likewise, during 2002 under this agreement the accumulated management and administration fee was approximately S/.195,820,000 (approximately S/.261,576,000 and S/.141,962,000 in 2000 and 2001, respectively).

According to the agreement, the amount paid during the year is subject to an audit to be performed during the first quarter of the following year. In Management’s opinion, the amounts recorded for 2002 will not be significantly modified as a result of such audit.

30.	INTEREST INCOME AND EXPENSE

(a)	Interest income and expense consist of the following:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Interest income:
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 24	—	36,294	23,670
Interest on trade accounts receivable	26,968	28,796	23,084
Interest on time deposits	3,560	2,053	1,852
Others	3,690	2,768	3,813

Total	34,218	69,911	52,419

Interest expense:
Interest on bank loans	302,693	228,539	122,233
Interest on bonds	57,313	49,168	66,450
Interest on promissory notes	15,009	32,906	22,862
Financial commissions	14,160	8,855	8,636
Others	5,192	17,506	7,509

Total	394,367	336,974	227,690

31.	OTHER EXPENSES, NET

(a)	Others expenses, net consist of the following:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Sale of property, plant and equipment	64,630	2,504	34,981
Impairment recovery, note 16(e)	—	20,148	—
Gain of investment in Telefónica Publicidad e Información Perú S.A.C., see note 1	—	—	32,887
Provisions for contingencies	—	(88,942)	(89,317)
Incentivated retirement program	(15,542)	(32,008)	(65,489)
Provision for impairment of investments, note 15(b) and(c)	—	—	(42,020)
Expenses	—	(82,506)	(41,645)
Cost of property, plant and equipment and intangibles sold	—	(27,774)	(37,358)
Expenses related to the segregation process(c)	—	(121,993)	—
Received and paid tax assessments(d)	—	(47,289)	—
Revision of deferred expenses(b)	—	(28,134)	—
Provision for spare parts obsolescence, note 16(h)	—	—	(20,000)
Allowance for doubtful accounts notes 11(b) and 12	(53,307)	—	(46,155)
Impairment loss on assets to be disposed of	(82,786)	—	—
Depreciation of property, plant and equipment(f)	(101,542)	—	—
Provision for special payment in installments	(46,847)	—	—
Retirement of property, plant and equipment(e)	(36,096)	(20,398)	—
Others	(139,914)	(71,196)	(65,504)

Other expenses, net	(411,404)	(497,588)	(339,620)

(b)	As a result of the Group’s reorganization process (see note 1) and the technological changes in the telecommunication industry, during 2001 and 2000, the Company assessed the realization of certain assets and reviewed certain internal process, determining the need for a provision which was charged to the statement of income as of December 31, 2001.

(c)	It mainly includes differences between physical inventories and operative balances due to obsolete and missing items, as well as differences in intercompany balances that arose from the 2001 reorganization process mentioned in Note 1. After negotiations among the parties, it was decided that Telefónica del Perú S.A.A. assumes these expenses.

(d)	During 2001, Telefónica del Perú S.A.A. requested the Special Payment in Installments and Penalty Waiver Regime for its outstanding tax debts related to commissions over public telephones, which were not deductible for income tax purposes. These debts were recorded in 2001 within caption “others expenses, net”.

(e)	During 2000 and 2001, due to technological factors, the Company retired and disconnected telephone plant equipment for approximately S/.36,096,000 and S/.20,398,000, respectively. This retirement was recorded within caption “others expenses, net” in the consolidated statements of income.

(f)	Corresponds primarily to prior years depreciation of construction in progress not timely activated, which results from an analysis made by Telefónica del Perú S.A.A. during 2000. This amount was included within the caption “others, net”.

32.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	The income tax and workers’ profit sharing shown in the accompanying consolidated statements of income are made up as follows:

	2000	2001	2002
	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)
Workers’ profit sharing
Current	50,192	29,676	72,884
Deferred	72,578	91,007	(3,881)

Total	122,770	120,683	69,003

Income tax:
Current	135,682	108,733	197,205
Deferred	195,063	80,954	(11,376)

Total	330,745	189,687	185,829

(b)	Changes in deferred income tax and deferred workers’ profit sharing consist of the following:

	2001	2002
	S/.000	S/.000
	(Note 2)
As of January 1,	851,395	1,055,791
Deferred tax and workers’ profit sharing expense relating to the origin and reversal of temporary differences	171,961	(15,257)
Revision included in “Other expenses, net”	(12,968)	3,829
Effect of assets and liabilities transferred to other companies and others	1,102	909
Amortization of accumulated effect of deferred tax as of December 31, 1997, note 5(o)	24,124	24,368
Results from exposure to inflation/deflation	20,177	(17,648)

As of December 31,	1,055,791	1,051,992

(c)	The reconciliation of the effective tax rate to the statutory tax rate is as follows:

	2000		2001		2002
	S/.000%		S/.000%		S/.000%
	(Note 2)		(Note 2)
Telefónica del Perú S.A.A.’s income before tax	738,211	100.0	58,029	100.0	206,862	100.0
Income tax rate	30%		30%		30%

Income tax at the statutory tax rate	221,463	30.0	17,409	30.0	62,059	30.0

Tax effect of non deductible expenses:
Generic provisions and accounts analysis	26,692	3.6	109,155	188.1	42,941	20.8
Rent of locations for public telephone services	—	—	20,784	35.8	30,067	14.5
Non deductible financial expenses	42,109	5.1	14,645	25.2	3,965	1.9
Donations	1,533	0.2	4,798	8.3	837	0.4
Others	38,948	5.4	41,367	71.3	35,368	17.1

Telefónica del Perú S.A.A. income tax expense	330,745	44.3	208,158	358.7	175,237	84.7

Subsidiaries’ income tax expense (income)	—		(18,471)		10,592

	330,745		189,687		185,829

(d)	Components of the net deferred liability are as follow:

	As of January 1, 2001	Debit/ (credit) to income statement	Debit/ (credit) to equity	Results from exposure to inflation	As of December 31, 2001	Debit/ (credit) to income statement	Debit/ (credit) to equity	Results from exposure to inflation	As of December 31, 2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Deferred assets:
Allowance for doubtful accounts	—	—	—	—	—	19,042	—	—	19,042
Financial leasing	5,643	2,097	—	133	7,873	(2,392)	—	(131)	5,350
Allowance for impairment of investments	58,220	—	—	1,357	59,577	(2,782)	—	(996)	55,799
Provision for legal contingencies	13,992	—	—	338	14,330	11,851	—	(240)	25,941
REI of inventories, investments and lands	—	8,853	—	210	9,063	—	—	(152)	8,911
Tax loss carryforward of Telefónica Multimedia S.A.C.	—	30,510	—	—	30,510	(13,481)	—	(510)	16,519
Others	18,820	5,170	(5,035)	349	19,304	28,283	(5,085)	(324)	42,178

Total	96,675	46,630	(5,035)	2,387	140,657	40,521	(5,085)	(2,353)	173,740

Deferred liabilities:
Depreciation	(682,376)	(189,879)	(17,842)	(16,446)	(906,543)	(81,563)	(18,023)	15,153	(990,976)
Software license	(107,395)	38,527	(1,247)	(2,516)	(72,631)	15,600	(1,260)	1,214	(57,077)
Financial leasing	(4,292)	(6,234)	—	(99)	(10,625)	641	—	179	(9,805)
Telephone plant	(96,787)	(23,053)	—	(2,162)	(122,002)	48,029	—	2,039	(71,934)
Assets revaluation	(37,004)	—	—	(862)	(37,866)	3,005	—	633	(34,228)
Others	(20,216)	(26,086)	—	(479)	(46,781)	(15,714)	—	783	(61,712)

Total	(948,070)	(206,725)	(19,089)	(22,564)	(1,196,448)	(30,002)	(19,283)	20,001	(1,225,732)

Net deferred liability	(851,395)	(160,095)	(24,124)	(20,177)	(1,055,791)	10,519	(24,368)	17,648	(1,051,992)

33.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share is calculated by dividing the consolidated net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet.

	Shares outstanding	Days outstanding until year end	Weighted average number of shares
Balance as of January 1, 2000	2,104,597,578	360	2,104,597,578

Balance as of December 31, 2000	2,104,597,578	360	2,104,597,578

Spinning-off of Telefónica Móviles S.A.C.	(356,825,049)	360	(356,825,049)
Spinning-off of Telefónica Data Perú S.A.A.	(25,527,295)	360	(25,527,295)
Shares’ repurchase and retirement, see note 25(a)	(280,817)	360	(280,817)

Balance as of December 31, 2001	1,721,964,417		1,721,964,417

Balance as of December 31, 2002	1,721,964,417	360	1,721,964,417

The computation of the consolidated earnings (loss) per share as of December 31, 2000, 2001 and 2002 is presented below:

As of December 31, 2000 (Note 2)			As of December 31, 2001 (Note 2)			As of December 31, 2002
Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share	Consolidated net loss (numerator)	Number of shares (denominator)	Loss per share	Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share
S/.		S/.	S/.		S/.	S/.		S/.
407,466,000	2,104,597,578	0.194	(147,498,000)	1,721,964,417	(0.086)	30,640,000	1,721,964,417	0.018

34.	BUSINESS SEGMENT INFORMATION

(a)	Following, the business segment information disclosures by service category, as of December 31, 2000, 2001 and 2002:

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into four major operating businesses (fixed local telephone services, long distance services, cable television services, and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company reports its primary segment information.

	Fixed local telephone services			Mobile services			Long distance telephone services
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	S /.000	S /.000	S/.000	S /.000	S/.000	S/.000	S /.000	S /.000	S /.000
	(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)	(Note 2)
Property, plant and equipment	7,741,570	8,806,550	8,718,280	1,770,062	—	—	2,293,301	2,443,338	2,649,572
Accumulated depreciation	3,371,378	4,322,707	4,681,400	406,726	—	—	998,710	1,117,358	1,422,724
Intangibles	25,254	468,709	382,337	49,163	—	—	492,136	130,042	58,727
Accumulated amortization	10,158	225,393	222,212	12,406	—	—	197,950	58,260	34,132
Total assets	6,527,664	5,809,057	5,015,673	2,553,841	—	—	2,065,587	1,822,094	1,404,537
Total liabilities	2,251,101	3,461,527	2,585,755	1,707,488	—	—	375,441	879,860	455,408
Operating income	498,033	482,041	395,384	125,973	—	—	319,717	198,803	52,772

	Cable television			Other services			Total
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	S /.000	S /.000	S /.000	S /.000	S/.000	S/.000	S /.000	S /.000	S /.000
	(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)	(Note 2)
Property, plant and equipment	89,638	98,256	101,051	2,977,279	1,928,986	2,019,854	14,871,850	13,277,130	13,488,757
Accumulated depreciation	37,067	54,467	68,796	1,286,908	918,495	1,082,903	6,100,789	6,413,027	7,255,823
Intangibles	144	141	928	52,980	113,735	326,955	619,677	712,627	768,947
Accumulated amortization	120	139	142	20,692	52,521	189,530	241,326	336,303	446,016
Total assets	146,097	151,650	151,789	103,894	1,564,658	1,610,097	11,397,083	9,347,459	8,182,096
Total liabilities	55,484	25,789	48,977	2,196,082	1,584,609	1,690,010	6,585,596	5,951,785	4,780,150
Operating income	(46,263)	(46,610)	86,715	570,305	353,910	281,554	1,467,765	988,144	816,425

(b)	Following, the segment information disclosures for Lima and Provinces segments as of December 31, 2000, 2001 and 2002 is presented:

	Lima			Provinces			Total
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	S /.000	S /.000	S /.000	S /.000	S /.000	S /.000	S /.000	S /.000	S /.000
	(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)	(Note 2)
Property, plant and equipment	10,627,485	8,934,237	9,005,909	4,244,365	4,342,893	4,482,848	14,871,850	13,277,130	13,488,757
Accumulated depreciation	4,712,719	4,442,194	5,058,100	1,388,070	1,970,833	2,197,723	6,100,789	6,413,027	7,255,823
Intangibles	611,292	704,350	763,121	8,385	8,277	5,826	619,677	712,627	768,947
Accumulated amortization	239,211	330,885	442,609	2,115	5,418	3,407	241,326	336,303	446,016
Operating income	1,061,110	581,426	527,906	406,655	406,718	288,519	1,467,765	988,144	816,425

The Company has no customer with revenues in excess of 10% of the Company’s total revenues in any reporting period.

35.	FINANCIAL INSTRUMENTS

The Company and Subsidiaries are exposed to market risks in the normal course of their operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on their technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, the Company and Subsidiaries evaluate the accounts receivable aging report, which is used to estimate the necessary allowance for doubtful accounts, see notes 5(f) and 11. In addition, the Company suspends the services, totally and partially, to clients who present overdue accounts receivable over 120 days. There is no concentration in any particular client.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allows the Company and Subsidiaries to develop their activities normally.

Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that an important part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfillment of such liabilities, because most of the revenues are based on nuevos soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in their opinion, as of the date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur.

Interest rate risk

This risk has been reduced due to the credit rating of the Company and Subsidiaries and the Telefónica Group, which allows the procurement of competitive interest rates in local and international markets, reducing this risk.

Fair value of financial instruments

Accounting standards define a financial instrument as cash, evidence of the property in an entity, or a contract by means of which its is agreed to or imposed on an entity the right or the contractual obligation of delivering or receiving money or any other financial instrument. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of a fair value is its quoted market price, if available.

In the event that quotations are not available, the fair value is estimated based on the quoted market price of a financial instrument with similar characteristics, on the present value of the forecasted cash flows, or on other appraisal techniques, all of which are significantly affected by the various assumptions used. In spite of the fact that Management uses its best criteria to estimate the fair value of its financial instruments, inherent weaknesses exist in any appraisal technique. Consequently, fair value should not be considered to be an approximation of net realizable value or of the value of liquidation.

A significant part of the assets and liabilities of the financial statements are short-term financial instruments, with less than a one-year maturity. The fair value of these financial instruments, with the exception of those for which an active market exists, is considered to be equivalent to the recorded value as of the date of the consolidated balance sheet.

The methodologies and assumptions used depend on the terms and characteristic risks of the different financial instruments and include the following:

•	Cash and banks do not represent a significant credit or interest rate risk. Therefore, it has been assumed that their book values are representative of their fair values.

•	The U.S. Treasury Bonds included in the Trust Fund are stated at the lower of cost or market value. Accordingly, the estimated fair value considers the potential earnings not recorded, that have been estimated based on the stock exchange prices of these investments.

•	Due to the fact that accounts receivable are presented net from their allowance for doubtful accounts and have a maturity of less than one-year, Management considers that their fair value does not differ significantly from their book value.

•	Permanent investments with available market price based their fair value on such price. For those investments without available market price and considering that they are not marketable securities, Management has considered that their book value is similar to their fair value.

•	In the case of liabilities that bear interests with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics.

•	For financial liabilities that bear interests at volatile and preferential rates, it has been assumed that their book value is the same as their market value.

•	The fair value of derivatives is based on market valuations.

Based on the criteria described above, the Company’s Management considers that there are no significant differences between the book value and the fair value of the Company’s financial instruments; with the exception of hedge derivatives products and investments, which differences are stated in the respective notes.

36.	CONTINGENCIES

In the normal course of its operations, Telefónica del Perú S.A.A. and Subsidiaries are subject to several tax, labor and judicial claims, which are recorded according to accounting principles generally accepted in Peru, see note 5(m). The most significant contingencies as of December 31, 2001 and 2002 are described below:

(a)	To date, the assessments received from tax authority are the following:

(i)	In June 1999, the Peruvian tax authority (SUNAT) issued tax assessments on the 1997 income tax and value added tax returns of Telefónica del Perú S.A.A. Such assessments amounted to approximately S/.131,528,000 (in nominal terms as of May 31, 1999) and include the respective fine resolutions.

In July 1999, Telefónica del Perú S.A.A. filed a partial claim against such assessments.

Such claim was partially accepted by SUNAT, however since Telefónica del Perú S.A.A. did not agree with the aforementioned resolution, in October 1999, it filed an appeal with the Tax Court (“Tribunal Fiscal”).

In March 2002, the Tax Court decided that SUNAT must review again the claims related to inventory differences and amortization of intangibles; it also decided that the assessment amounting to S/.84,000,000 related to the allowance for doubtful accounts should be maintained.

Telefónica del Perú S.A.A. Management has accepted said assessment and estimates that the new audit to be performed by the SUNAT related to the inventory differences and the amortization of intangibles will not have an important impact on Telefónica del Perú S.A.A. results.

(ii)	As a result of the review of the year 1998, on February 11, 2002 Telefónica del Perú S.A.A. was notified by SUNAT through several resolutions for the payment of income tax and value added tax for approximately S/.244,449,000.

Telefónica del Perú S.A.A. Management and its legal advisors have presented a claim against those resolutions on the basis that they are not in accordance with legal rulings in force in Perú. In April 2002, an Additional Probatory Claim was presented, accepting SUNAT’s position for approximately S/.28,000,000, amount that was provisioned.

To date, SUNAT is evaluating the information presented by Telefónica del Perú S.A.A. in the claiming file.

(b)	As of December 31, 2001 and 2002, Telefónica del Perú S.A.A. has several labor and civil lawsuits. Both, internal and independent legal advisors are handling such lawsuits. As of December 31, 2001 and 2002, the Company’s Management and its legal advisors have deem necessary, based on the available evidence as of that date, to record provisions for civil and labor demands against the results of years 2002 and 2001, respectively.

In this sense, Management and its legal advisors have been monitoring the different risks that affect Telefónica del Perú S.A.A. and consider that the provisions for contingencies registered to date are sufficient to cover the identified risks as of December 31, 2002.

37.	SUBSEQUENTS EVENTS

New rate scheme for the Fixed Telephone Classic Line

As a result of conversations with the Government, Telefónica del Perú S.A.A. proposed to OSIPTEL a new rate scheme for the local fixed telephone Classic Line. This new rate scheme consists in a reduction of the fixed monthly payment, increasing the cost per minute resulting from the total application of the Productivity Factor pending percentage, elimination of the connection charge and the 60 free minutes, which implied the integral review of the tariff system within the framework of the contract entered into with the Peruvian Government. Such proposal, however, was rejected by OSIPTEL on February 6, 2003.

38.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The accompanying consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain aspects from U. S. GAAP. The effects of these differences are reflected in the reconciliation provided in note 39 and primarily relate to the items discussed in the following paragraphs:

(a)	Restatement of Financial Statements for General Price Level Changes—

Peruvian GAAP require the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts have been restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the net effect of Peruvian deflation / inflation on the monetary assets and liabilities of the Company during the year. See note 5(a).

Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. U.S. Securities Exchange Commission (“SEC”) rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders’ equity shown in note 39 does not reflect as a difference the effect of the general price level restatement.

(b)	Revenue Recognition

During December 1999, the SEC staff released Staff Accounting Bulletin (SAB) Nº101, “Revenue Recognition”, to provide guidance on recognition and disclosure of revenue in financial statements. Under Peruvian GAAP, Telefónica del Perú S.A.A. currently recognizes installation fees and the related costs when the installation is made, while under U.S. GAAP and following SAB Nº101 provisions, installation fees and the related expenses should be deferred and amortized over the expected life of the customer. The impact of adopting SAB Nº101 effective January 1, 2000 and thereafter, is presented as a reconciling item under U.S. GAAP.

(c)	Revaluation of Fixed Assets

Telefónica del Perú S.A.A. made a voluntary revaluation of certain of ENTEL’s (one of the two companies that became Telefónica del Perú S.A.A.) property, plant and equipment in 1992. This revaluation does not relate to the Company’s normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in note 39 include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

(d)	Capitalized Interest

Under Peruvian GAAP, Telefónica del Perú S.A.A. and Subsidiaries do not capitalize interest cost incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to the Company’s outstanding borrowings during each applicable period, and is included in property, plant and equipment and depreciated over the lives of the related assets. The adjustments provided in note 39 include the effect of the allocation of interest paid relating to assets constructed, as well as the additional depreciation arising from such capitalization.

(e)	Income Taxes

Since January, 1998, Peruvian GAAP recognizes the temporary differences between the tax bases of assets and liabilities and their amounts for financial purposes. As explained in note 5(o), under Peruvian GAAP, Telefónica del Perú S.A.A. began recording on December 31, 1999 the effect of the deferred tax liability as of December 31, 1997. One sixth of the accumulated liability effect is annually recorded as a charge to retained earnings, until it is fully recognized.

As allowed by Peruvian GAAP, as of December 31, 2000, the Company did not record the deferred taxes related to the revaluation of property, plant and equipment, net of its accumulated depreciation. In the year 2001, the deferred taxes were recorded in the income statement for Peruvian GAAP. Since the revaluation is not permitted under U.S. GAAP, the related deferred income tax recorded under Peruvian GAAP has been reversed.

The adjustments included in note 39 represent the deferred tax expenses that would be computed for the differences between U.S. GAAP and Peruvian GAAP, plus the deferred tax liability not yet recorded for local purposes and the reversal of the deferred taxes related to the revaluation.

(f)	Workers’ profit sharing

Workers share the profits of the Company by receiving 10% of the Company’s taxable income (before workers’ profit sharing expense). Since January 1998, under Peruvian GAAP, temporary differences are considered in the computation of workers’ profit sharing expense for the period, following the same methodology used for deferred income taxes, explained above.

Because workers’ profit sharing is calculated on taxable income in accordance with Peruvian GAAP, note 39 recognizes the effects of temporary differences between the accounting principles followed by the Company under U.S.GAAP plus the deferred workers’ profit sharing liability not yet recorded for local purposes and the reversal of the deferred workers’ profit sharing related to the revaluation.

Under U.S. GAAP, workers’ profit sharing expenses would be included in the determination of operating income.

(g)	Classification of Expenses included in “Others expenses, net”

Under Peruvian GAAP, the Company classified certain expenses, such as expenses related to the segregation process, provision for contingencies, allowance for doubtful accounts receivable, depreciation of property, plant and equipment and impairment loss, within the caption “others expenses, net” (see note 31). Under U.S. GAAP, these expenses would be included in the determination of operating income. Additionally, under Peruvian GAAP, the Company classified certain tax related expenses within the caption “others expenses, net” (see note 31). Under U.S. GAAP, these expenses would be included in the provision for income taxes.

(h)	Foreign Debt Assumed by the State

In February 1994, the State assumed certain of ENTEL’s foreign debt, and the State is currently negotiating directly with the various foreign creditors for final payment of such debt. Under U.S. GAAP, debt originally entered into by ENTEL would continue to be classified as a liability until the debt is paid or legally forgiven by the creditor.

As of the date of this report, there is no evidence of the debt payment or its forgiveness by the creditors, however Management is pursuing to obtain the necessary information to demonstrate that the foreign debt has been legally transferred to the Peruvian State. In consequence, for U.S. GAAP purposes, the debt will be maintained as a liability until the Company obtains the documentation to support its derecognition. When the documentation be obtained, the debt will be derecognized and recorded as income.

It is important to remark that, because the Peruvian State has assumed such debt pursuant to official government decree and is actively pursuing settlement of the debt, Management believes that the likelihood that Telefónica del Perú S.A.A. will be required to make any further payments with respect to this debt is remote.

As result, the adjustments provided in note 39 include the effect of the net impact of interest expense, inflationary gains and exchange losses.

(i)	Gains from transactions with companies under common control

As stated in Note 1, the Company entered, in 2002, into a sale and purchase agreement whereby Telefónica Publicidad e Información S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The Company recorded, under Peruvian GAAP, a gain of S/.32,887,000. Under U.S. GAAP, because this transaction is between entities under common control, the gain would be treated as a capital contribution.

(j)	Restatement of Financial Statements for Previous-Years Adjustments

Under Peruvian GAAP, the Company recorded in 2001 previous year adjustments as a cumulative adjustment to “opening retained earnings as of January 1, 2001” without restating financial statements for 2000, see note 25(c). Under U.S. GAAP, these adjustments are retroactively recorded in the statements of income in the years to which these adjustments relate.

(k)	Trust fund

Under Peruvian GAAP the trust fund is presented as a current asset, according to U.S. GAAP the trust fund is presented as a non-current asset, because it is an asset restricted to long-term obligations.

(l)	Goodwill amortization

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually.

All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Company does not have intangible assets with indefinite useful lives. Assuming no new acquisitions or disposals, the Company estimates that the carrying amount of intangible assets as of December 31, 2002 will be amortized on a straight-line basis over the remaining useful lives of the assets.

The Company has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002. As a result of these analyses, Management has determined that no impairment is required for the adoption of SFAS No. 142 or for the year ended December 31, 2002. Goodwill has been assigned to the cable television operating segment, since it relates to the purchase of Telefonica Multimedia S.A.C. The fair value of the reporting unit for which goodwill has been assigned was determined using a cash flow approach. Goodwill in the cable TV segment will be tested for impairment as of December 31 of every year.

As a result, the application of this Standard has consisted mainly in the elimination under U.S. GAAP of all goodwill amortization recorded in 2002 under Peruvian GAAP. A reconciliation of previously reported net earnings and earnings per share under U.S. GAAP to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Year ended December 31,
	2000	2001	2002
Reported net income / (loss) under US GAAP	348,412	(62,074)	29,728
Add back: amortization of goodwill	3,300	3,300	—
Adjusted net income / (loss)	351,712	(58,774)	29,728
Reported net earnings (loss) per share	0.166	(0.036)	0.017
Amortization of goodwill per share	0.002	0.002	—
Adjusted net earnings (loss) per share	0.168	(0.034)	0.017

(m)	Regulation

The Company provides telecommunications services in Peru and, therefore, is subject to the regulatory control of OSIPTEL. Rates for services are regulated under a price-cap mechanism and are not determined solely based on costs incurred by the Company. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to the Company’s financial statements.

(n)	Investments

Under Peruvian GAAP the interest in Terra Networks, S.A. (see Note 15) is recorded at cost, adjusted for an impairment for a permanent decline in value. Under U.S. GAAP the investment is considered to be a marketable security that is recorded at its fair market value. In addition to the permanent decline recorded under Peruvian GAAP the decline in value that is considered temporary is recorded as a component of other comprehensive income under U.S. GAAP.

39.	RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDER’S EQUITY UNDER PERUVIAN GAAP AND U.S. GAAP

The following is a summary of the significant adjustment to net income for the years ended December 31, 2000, 2001 and 2002 and to shareholders’ equity as of December 31, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements.

Statements of Income

	Year ended December 31, 2000			Year ended December 31,
	Discontinued	Continuing	Total	2001	2002	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	US$000
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Net income (loss) according to the consolidated financial statements prepared under Peruvian GAAP	40,339	367,127	407,466	(147,498)	30,640		8,719
Adjustments increasing (decreasing) reported net income (loss):
Revenue recognition—installation fee	—	(174,703)	(174,703)	27,154	25,497		7,256
Depreciation on revaluation of property, plant and equipment	—	8,349	8,349	8,287	8,121		2,311
Capitalized interest:
Interest capitalized	62,310	65,822	128,132	59,091	25,527		7,264
Depreciation on capitalized interest	(16,948)	(47,375)	(64,323)	(69,696)	(71,028)		(20,213)
Interest from debt assumed by the State	—	(4,720)	(4,720)	(10,164)	(10,930)		(3,110)
Reversal of goodwill amortization	—	—	—	—	3,300		939
Deferred employees’ profit sharing from US GAAP adjustments	(4,535)	15,622	11,087	18,634	10,823		3,080
Deferred income taxes from US GAAP adjustments	(12,246)	42,191	29,945	52,118	40,665		11,572
Gain from transactions with companies under common control	—	—	—	—	(32,887)		(9,359)

Net adjustments	28,581	(94,814)	(66,233)	85,424	(912)		(260)
Net income (loss) in accordance with U.S. GAAP, as previously reported	68,920	272,313	341,233	(62,074)	29,728		8,459
Less
Income taxes from previous years(a)	—	(16,441)	(16,441)	—	—		—
Other adjustments from previous years(a)	—	23,620	23,620	—	—		—

Net income (loss) in accordance with U.S. GAAP, as restated	68,920	279,492	348,412	(62,074)	29,728		8,459
Basic and diluted earnings (losses) per share	S/.0.03	S/.0.13	S/.0.16	S/.(0.04)	S/.0.02	US$	0.005
Basic and diluted earnings losses per ADS (based on the shares per ADS)(*)	S/.0.32	S/.1.33	S/.1.65	S/.(0.36)	S/. 0.17	US$	0.048

Weighted average number of shares outstanding basic and diluted	2,104,597,578	2,104,597,578	2,104,597,578	1,721,964,417	1,721,964,417		1,721,964,417

(*)	Each ADS represents 10 ordinary shares of Telefónica del Perú S.A.A.

(a)	Corresponds to several items that were not recorded in the consolidated statements of income in 2000, see note 25(c).

Shareholders’ equity

	Year ended December 31,
	2001	2002	2002
	S/.000	S/.000	US$000
	(Note 2)
Shareholders’ equity according to the consolidated financial statements prepared under Peruvian GAAP	3,395,674	3,401,946	968,112
Adjustments increasing (decreasing) reported shareholders’ equity
Revenue recognition—installation fee	(147,778)	(122,281)	(34,798)
Revaluation of property, plant and equipment(b)	(188,745)	(180,623)	(51,401)
Capitalized interest(c)	646,654	601,153	171,074
Debt assumed by the State	(205,182)	(216,113)	(61,501)
Reversal of goodwill amortization	—	3,300	939
Unrealized gain/(loss) on marketable securities	—	(29,467)	(8,385)
Deferred workers’ profit sharing from US GAAP adjustments	(55,476)	(23,128)	(6,582)
Deferred income taxes from US GAAP adjustments	(143,028)	(88,617)	(25,218)

Net adjustments	(93,555)	(55,776)	(15,872)
Shareholders’ equity in accordance with U.S. GAAP	3,302,119	3,346,170	952,240

(b)	Revaluation adjustment is presented net of accumulated depreciation of S/.245,645,000 and S/.253,766,000 as of December 31, 2001 and 2002, respectively.

(c)	Capitalized interest adjustment is presented net of accumulated depreciation of S/.454,073,000 and S/.525,101,000 as of December 31, 2001 and 2002, respectively.

The following are the changes in the consolidated shareholders’ equity under U.S. GAAP, as restated:

S/.000
Shareholders’ equity in accordance with U.S. GAAP, as of January 1, 2001	4,416,783
Net loss in accordance with U.S. GAAP, 2001	(62,074)
Declared dividends	(100,224)
Spinning-off of Telefónica Móviles S.A.C.	(846,351)
Spinning-off of Telefónica Data Perú S.A.A.	(105,737)
Shares’ retirement exchange	(278)

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2001	3,302,119
Net income in accordance with U.S. GAAP, 2002	29,728
Capital contribution originated from transactions with companies under common control	32,887
Accumulated other comprehensive loss:
Unrealized gain/(loss) on marketable securities, net of income tax and workers’ profit sharing	(18,564)

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2002	3,346,170

With regard to the balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been, as restated:

		2001	2002	2002
		S/.000	S/.000	US$000
Balance sheets
Trade accounts receivable		603,957	523,515	148,980
Total current assets		1,200,071	897,649	255,449
Investments, net		351,661	259,496	73,846
Property, plant and equipment, net		7,322,013	6,653,464	1,893,416
Goodwill, net		22,636	22,636	6,442
Intangible Assets		353,688	303,595	86,396
Total non-current assets		8,782,934	7,556,529	2,150,407
Total liabilities		6,680,893	5,108,008	1,453,616

	2000	2001	2002	2002
	S/.000	S/.000	S/.000	US$000
Statements of income
Operating income	827,097	593,266	419,549	119,394

40.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP

The following information is presented on a U.S. GAAP basis.

Income taxes—

All the operations of Telefónica del Perú S.A.A. and Subsidiaries are located in Peru, and they are subject to income and asset taxes solely in Peru.

(a)	The tax effects of significant temporary differences are as follows:

	December 31,
	2001	2002
	S/.000	S/.000
Deferred tax assets
Revenue recognition(b)	37,602	33,016
Revaluation of property, plant and equipment, net, note 38	46,312	48,768
Unrealized loss on marketable securities	—	7,956

	83,914	89,740

Deferred tax liabilities
Capitalized interest(b)	(160,804)	(146,080)
Deferred income tax liability not recorded, note 5(o)	(66,138)	(32,277)

	(226,942)	(178,357)

Additional net deferred tax liabilities according to U.S. GAAP	(143,028)	(88,617)

(b)	Represents only the deferred tax items arising from U.S. GAAP adjustments.

(c)	The reconciliation of the income tax provisions computed at the statutory Peruvian income tax rate to the provision for income taxes recorded on a U.S. GAAP basis in the statements of income is as follows:

	2000		2001		2002
	S/.000%		S/.000%		S/.000%
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Aproximate income before income taxes in accordance with U.S. GAAP	693,069	100.0	111,215	100.0	174,892	100.0
Statutory tax rate	30%		30%		30%

Expected income tax provision in accordance with U.S. GAAP at statutory tax rate	207,921	30.0	33,365	30.0	52,468	30.0
Effects of items increasing/(decreasing) the effective tax rate
Interest expense from share repurchase program (permanent difference)	37,781	5.5	14,645	13.2	3,965	2.3
Provisions and other non deductible expenses	26,692	3.9	94,966	85.3	42,941	24.6
Local rent for public telephones	—	—	20,784	18.7	30,067	17.2
Gain from transactions with companies under common control	—	—	—	—	9,866	5.6
Donations	1,533	0.2	4,798	4.3	837	0.5
Minimum additional taxes	16,441	2.4	—	—	—
Others (individually non significant)	54,289	7.8	4,731	4.3	5,020	2.9

Actual provision for income taxes in accordance with U.S. GAAP	344,657	49.8	173,289	155.8	145,164	83.1

Reclassification noted—

Under Peruvian GAAP the trust fund is presented as a current asset, according to U.S. GAAP the trust fund is presented as a non-current asset, because it is an asset restricted to long-term obligations. As of December 2002, this investment amounts S/.53,863,000.

Other Comprehensive Income (Loss)—

Statement of Comprehensive Income (Loss)

	2000	2001	2002
	S/.000	S/.000	S/.000
Net Income (loss) per U.S. GAAP	348,412	(62,074)	29,728
Other Comprehensive Income (Loss):
Unrealized gain (loss) on marketable securities, net of income tax and workers’ profit sharing	—	—	(18,564)

Comprehensive Income (Loss)	348,412	(62,074)	11,164

Accumulated Other Comprehensive Income (Loss)

	2000	2001	2002
	S/.000	S/.000	S/.000
Beginning balance, January 1	—	—	—
Unrealized gain (loss) on marketable securities , net of income tax and workers’ profit sharing	—	—	(18,564)

Ending balance, December 31	—	—	(18,564)

41.	RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and requires that liabilities associated with an exit plan or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. The Company does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or its financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. The Company does not currently have stock based compensation, and thus anticipates that adoption of this Statement will not have any effect on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 . Because the Company has not issued any material guarantees, such disclosures have not been provided in the accompanying notes to these financial statements. In addition, the Company does not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not currently have interests in any variable interest entities, and thus does not expect that application of this Statement will have any effect on its financial position or results of operations.

In April 2003 the FASB issued SFAS No. 149 , Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 should be applied prospectively.

The Company will adopt the provisions of SFAS No. 149 on June, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report hereby on its behalf.

TELEFÓNICA DEL PERÚ S.A.A.

By:	/s/ Juan Revilla Vergara
Name: Juan Revilla Vergara
Title: Chief Executive Officer

By:	/s/ Antonio Villa Mardon
Name: Antonio Villa Mardon
Title: Chief Financial Officer

Date: June 26, 2003