Form 20-F
period 2003-12-31
TELEFONICA DEL PERU SAA
filed 2004-06-25
CIK 1014620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of class
Class B Shares, nominal par value S/.1.00 each
–

The number of issued shares of each class of stock of Telefónica del Perú as of December 31, 2003 was:

Class A-1 Shares, nominal par value S/.1.00	669,762,378
Class B Shares, nominal par value S/.1.00	1,051,925,807
Class C Shares, nominal par value S/.1.00	276,232

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

Item 17  ☐    Item 18  ☒

i

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value of one nuevo sol each, are currently listed on the Lima stock exchange under the symbol “TELEFBC1”. American Depositary Shares, or ADSs, each representing the right to receive ten shares, were delisted from the New York Stock Exchange on March 1, 2004. Beginning on March 1, 2004 until April 12, 2004, holders of ADSs were entitled to receive the underlying Class B shares.

As used herein:

“Telefónica del Perú” and terms such as “we”, “us” and “our” mean Telefónica del Perú S.A.A. and its consolidated subsidiaries and its predecessors unless the context otherwise requires.

“Telefónica” means Telefónica, S.A., a majority shareholder in Telefónica del Perú.

“Telefónica Internacional” means Telefónica Internacional, S.A., a subsidiary of Telefónica and a controlling shareholder of Telefónica del Perú, and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2003, 2002, and 2001, and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-75 of this annual report on Form 20-F (the “Annual Report”).

Medina, Zaldívar y Asociados (“Medina”), Member Firm of Arthur Andersen, was engaged as our independent financial auditors until we replaced them with Gris Hernández y Asociados (“Gris”), Member Firm of Deloitte & Touche LLP adopted by the board meeting held on August 21, 2002. Arthur Andersen ceased practicing before the Securities Exchange Commission (“SEC”) on August 31, 2002. Our financial statements included in this Annual Report other than our financial statements for the fiscal year ended December 31, 2002 and 2003, which were audited by Gris, were audited by Medina and have not been reaudited. Gris’ audit report dated February 13, 2003 and February 11, 2004 are included in this Annual Report.

We publish our financial statements in Peruvian nuevos soles. In this Annual Report, references to “dollars”, U.S.$ or “$” are to United States dollars and references to “nuevo sol” or “nuevos soles” and “S/.” are to Peruvian nuevos soles. References to “¥” and “€” are to Japanese yen and euros, respectively. For the convenience of the reader, this Annual Report contains translations of nuevos soles amounts into United States dollars at specified rates. These translations should not be construed as representations that the nuevos soles amounts actually represent such dollar amounts or be converted into dollars at the rate indicated. Unless otherwise stated, the exchange rate used to convert foreign currency amounts on our historical balance sheets and income statements into nuevos soles was the SBS (Superintendencia de Banca y Seguros) Exchange Rate as of each relevant date or period-end. See Item 3: “Key Information—Exchange Rate Information”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may” or “should”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Peru (including shifts in the economic and regulatory policies);

•	the effect of inflation and devaluation of the nuevos soles on our financial condition and results of operations;

•	the implementation of our business strategy;

•	changes in rates, tariffs and the regulatory scheme;

•	descriptions of new services and anticipated demand for services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Peruvian telecommunications industry; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	economic and political instability of Peru;

•	changes in inflation;

•	depreciation and volatility of the Peruvian nuevos soles;

•	changes in financial and telecommunications regulation;

•	modification of our concessions to provide telecommunications services;

•	our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due;

•	changes in technology;

•	changes in the competitive environment; and

•	changes in labor legislation.

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

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, and should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

We maintain our financial books and records and publish our financial statement in nuevos soles and prepare our financial statements to conform to generally accepted accounting principles in Peru which are based on the International Accounting Standards (IAS) authorized by the Consejo Nacional de Contabilidad or the National Accounting Council (CNC). This Annual Report sometimes refers to those accounting principles as “Peruvian GAAP”. Peruvian GAAP differs in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 36 to our Consolidated Annual Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to us, including a reconciliation of such differences on net income and total shareholders’ equity.

Due to reorganization transactions during 2000 (see Item 4: “Information on the Company—History and Development of the Company—Exchange Offers and Reorganization Transactions”), the Selected Financial Data provide income statement figures for 1999 and 2000, which have been restated since the 2001 20-F Report to show only continuing operations. The income statement figures for 2001, 2002 and 2003 fully relate to continuing operations. The balance sheet figures were not restated.

In 1989, the Peruvian Accounting Standards Board approved the inclusion in Peruvian companies’ financial statements of the results of exposure to inflation by adjusting the value of a company’s non-monetary assets and liabilities by a factor corresponding to the inflation rate as measured by the national wholesale price index (“National Wholesale Price Index”), as published by the National Institute of Statistics and Informatics. The net result of the adjustment is reflected in the “Gain (loss) from exposure to inflation/deflation” line item of the income statement. See note 5(a) to our Consolidated Annual Financial Statements. Peruvian GAAP also requires restatement of all financial statements to constant nuevos soles, and, accordingly, all information in the financial statements and in the “Selected Financial Data” set forth below has been restated in constant nuevos soles as of December 31, 2003. The effect of inflation accounting under Peruvian GAAP has not been reversed in the reconciliation to U.S. GAAP. See notes 5 and 36 to our Consolidated Annual Financial Statements.

	1999	2000	2001	2002	2003	2003
	(thousands of constant nuevos soles, except per share and per ADS amounts)					(thousands(1)(2) of U.S. dollars, except per share and per ADS amounts)

INCOME STATEMENT DATA
Amounts in accordance with Peruvian GAAP (continuing operations unless otherwise noted):
Fixed local telephone services	1,703,012	1,663,498	1,628,766	1,629,630	1,532,076	442,413
International long-distance telephone services	551,700	366,857	306,486	181,810	165,683	47,844
Domestic long-distance telephone services	316,173	332,048	305,256	254,893	194,530	56,174
Public telephone services	607,398	679,953	696,959	760,761	702,240	202,784
Cable television	215,534	256,565	277,307	300,196	320,003	92,406
Business communications	217,345	256,097	200,564	203,531	267,129	77,138
Telephone directory advertising	119,483	99,600	90,201	—	—	—
Others (Interconnection and services rendered to related parties)	56,292	201,977	181,930	195,404	265,470	76,659

TOTAL OPERATING REVENUE:	3,786,937	3,856,595	3,687,469	3,526,225	3,447,131	995,418

Personnel	657,964	555,404	483,150	422,928	404,110	116,694
General and administrative	771,110	880,674	987,944	920,243	969,072	279,836
Depreciation and amortization	675,102	858,728	981,315	994,282	1,002,593	289,516
Technology transfer and management fee from shareholder(3)	388,353	281,356	170,959	234,910	295,429	85,310
Materials and supplies	46,365	—	60,248	56,262	60,548	17,484
Shared service center expenses	—	—	122,479	112,622	107,545	31,055
Capitalization of costs for telephone plant construction	(148,691)	(158,743)	(126,533)	(47,776)	(45,101)	(13,024)

TOTAL OPERATING EXPENSES:	2,390,203	2,472,214	2,679,562	2,693,471	2,794,196	806,871

OPERATING INCOME:	1,396,734	1,384,381	1,007,907	832,754	652,935	188,547
Interest income	28,470	34,509	71,309	53,467	30,776	8,887
Interest expense	(343,443)	(338,699)	(343,713)	(232,244)	(138,770)	(40,072)
Gain (loss) from exposure to inflation/deflation(4)	(117,823)	134,471	(61,833)	(16,383)	6,812	1,967
Other income (expenses), net	220,452	(405,815)	(507,541)	(346,412)	(281,307)	(81,232)

Income before workers’ profit sharing and income tax	1,184,390	808,847	166,130	291,182	270,446	78,097
Workers’ profit sharing	(109,298)	(117,601)	(123,097)	(70,383)	(66,604)	(19,233)
Income tax	(295,104)	(316,775)	(193,481)	(189,546)	(181,894)	(52,525)

NET INCOME (LOSS):	779,988	374,471	(150,448)	31,253	21,948	6,339
Net income (loss) per share	0.360	0.178	(0.087)	0.018	0.013	0.004
Net income (loss) per ADS(5)	3.600	1.779	(0.874)	0.181	0.127	0.037
Dividends per share(6)(7)	0.147	0.059	—	0.008	—	—
Dividends per ADS(5)(6)(7)	1.470	0.588	—	0.083	—	—
Weighted average number of shares outstanding (millions)	2,163	2,105	1,722	1,722	1,722	1,722
Amounts in accordance with U.S. GAAP(9)(10):
Operating income
From continuing operations	1,192,452	773,739	605,131	427,940	275,821	79,648
From discontinued operations	121,207	69,900	—	—	—	—
Total:	1,313,659	843,639	605,131	427,940	275,821	79,648

	1999	2000	2001	2002	2003	2003
Net income (loss)
From continuing operations	577,469	285,082	(63,315)	30,321	9,061	2,617
From discontinued operations	(11,346)	70,298	—	—	—	—
Total:	566,123	355,380	(63,315)	30,321	9,061	2,617
Net income (loss) per share
From continuing operations	0.262	0.134	(0.035)	0.018	0.005	0.002
From discontinued operations	(0.005)	0.033	—	—	—	—
Total:	0.257	0.167	(0.035)	0.018	0.005	0.002
Net income (loss) per ADS
From continuing operations(5)	2.603	1.357	(0.354)	0.176	0.053	0.015
From discontinued operations(5)	(0.052)	0.324	—	—	—	—
Total:	2.655	1.681	(0.354)	0.176	0.053	0.015
BALANCE SHEET DATA Amounts in accordance with Peruvian GAAP(9):
Cash and banks	156,514	89,679	158,585	56,392	50,007	14,440
Property, plant and equipment, net	9,256,609	8,946,483	7,001,385	6,526,901	6,000,479	1,732,740
Total assets	12,040,688	11,625,025	9,534,408	8,345,738	7,590,747	2,191,957
Long-term debt(8)	3,156,296	1,780,147	1,607,872	1,279,420	1,222,555	353,033
Total shareholders’ equity	4,964,454	4,907,717	3,463,587	3,469,984	3,301,560	953,381
Amounts in accordance with U.S. GAAP(9)(10):
Property, plant and equipment, net	9,615,885	9,415,915	7,468,453	6,955,842	6,384,208	1,843,548
Total assets	12,074,580	11,720,584	10,182,665	8,623,262	7,883,056	2,276,366
Long-term debt(8)	3,350,404	1,979,064	1,817,159	1,499,855	1,446,338	417,655
Total shareholders’ equity	4,472,957	4,505,108	3,368,162	3,413,093	3,275,144	945,753

(1)	Figures include continuing and discontinued operations. U.S. GAAP figures are provided on a continuing and discontinued basis for years 1999 and 2000.
(2)	For the convenience of our readers, we have translated nuevo sol amounts into U.S. dollars at the rate of S/3.463 to U.S.$1.00, the SBS Average Exchange Rate on December 31, 2003.
(3)	Amounts include S/.37,870, S/.28,960, S/.26,158, S/.35,174 and S/.44,972 relating to the technology transfer fee and S/.350,483, S/.252,396, S/.144,801, S/.199,736 and S/.250,457 relating to the management fee in 1999, 2000, 2001, 2002, and 2003, respectively. See note 28 to our Consolidated Annual Financial Statements.
(4)	Under Peruvian GAAP, the line item “Gain (loss) from exposure to inflation/deflation” includes gains and losses from exposure to foreign exchange fluctuations.
(5)	Each ADS represented ten class B shares.
(6)	Dividends per share and dividends per ADS figures were calculated considering continuing and discontinued operations. The dividend amounts have not been adjusted to reflect the effect of changes in the inflation rate as measured by the National Wholesale Price Index.
(7)	Amounts indicate dividends per share declared in respect of the period indicated and may differ from the amounts shown in the financial statements, which indicate dividends declared during each period presented. Dividends were not declared for 2001 and 2003. See Item 8: “Financial Information—Dividend Policy and Dividends” and our Consolidated Annual Financial Statements contained in this Annual Report. In addition, we declared dividends out of accumulated retained earnings as of December 31, 2002 of S/.0.087 per class B share.
(8)	Including bonds, but not including current portion of long-term debt and short-term bank loans.
(9)	The balance sheet figures include continuing and discontinued operations for all years presented except for 2001, 2002 and 2003, which only relates to continuing operations.
(10)	Explanations of the principal differences between Peruvian GAAP and U.S. GAAP, as well as a reconciliation to U.S. GAAP, are provided in note 36 to our consolidated financial statements. As indicated in note 36 to our consolidated financial statements, since the 2001 annual report, the reconciliation to U.S. GAAP for year 2000 was restated.

Exchange Rate Information

The following table shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in nominal nuevos soles per dollar. On June 11, 2004, the nuevo sol/U.S. dollar exchange rate was S/. 3.478 to U.S.$1.00. See Item 10: “Additional Information—Exchange Controls”.

Exchange Rates

Year	High(1)	Low(1)	Average(2)	Period-end(3)
1999	3.512	3.162	3.403	3.512
2000	3.548	3.402	3.495	3.527
2001	3.631	3.430	3.508	3.446
2002	3.652	3.429	3.518	3.515
2003	3.509	3.458	3.479	3.464

Month
December 2003	3.480	3.463	3.472	3.464
January 2004	3.500	3.453	3.468	3.500
February 2004	3.506	3.473	3.484	3.473
March 2004	3.476	3.459	3.466	3.461
April 2004	3.487	3.458	3.470	3.484
May 2004	3.495	3.483	3.488	3.489

(1)	Highest and lowest of the twelve-month end exchange rates for each year based on the SBS Exchange Rate.
(2)	Average of month-end exchange rates based on the SBS Exchange Rate.
(3)	End of period exchange rates based on the SBS Exchange Rate.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since 1998, the Peruvian government has issued a number of decrees opening the telecommunications markets. As a result, new operators have entered the markets we compete in. As of April 30, 2004, 98 concessions had been granted for fixed local and domestic and international long-distance services. Our major competitor in fixed local telephony services and in public telephone services is Telmex Perú, and in long-distance telephony services are Americatel Perú (a Telecom Italia Group affiliate), and Telmex Perú. We expect that our competitor in fixed-wireless services will be Americatel Perú. We also face direct competition in cable television services from Cable Express. Operators of data transmission networks and other companies providing wireless services (including companies spun-off from us in the reorganization transactions) could become indirect competitors if and to the extent those services become substitutes for fixed wire line telephony. We anticipate that future competition is likely to develop within a small number of operators each of whom will gain an increasing market share.

Increased competition has adversely affected our results of operations in long-distance services. Revenues from domestic long distance decreased by 24% in 2003 from 2002. Revenues from international long distance decreased by 9% in 2003 from 2002. Contributing to this trend were changes in net settlement revenues, which comprise approximately 9% of international long-distance revenues. Net settlement revenues have declined over the years due to increased competition among international carriers and private operators, which has led to a decrease in contractually negotiated average settlement rates. Our net settlement revenues will continue to decrease to the extent that our settlement rates for incoming international long-distance traffic continue to decline due to competition. Furthermore, the launch of a new “multi-carrier system” in April 2002, which now allows customers to choose their long-distance carrier on a per-call basis, has also significantly intensified competition in both domestic and international long-distance services. We believe that our revenues from these long-distance services will continue to decline due to increased competition from the multi-carrier system and we cannot assure you that we will be successful in restoring our levels of incoming traffic or maintaining our market share in this regard.

We expect that competition will have a greater impact on our fixed local telephony business in the near future, considering the new regulation in effect that strengthened competition in the fixed local telephony market by introducing an “interoperability system” by which other operators are permitted to access our fixed local network in order to provide service through prepaid cards. The interoperability system creates price competition and decreases our market share of the customer base. In light of the range of regulatory, political and economic uncertainties, it is difficult for us to predict with meaningful precision and accuracy our future market share in the relevant customer segments, the speed with which decrease in our market share or prevailing prices for services may occur, or the effects of competition. We cannot assure you that the recent regulatory amendments will not strengthen competition and as a result, adversely affect our market share.

Our State contracts require us to make ongoing rate reductions that adversely affect our financial results.

We provide telecommunication services in Peru pursuant to concessions granted by the Peruvian government in concessions contracts (the “State Contracts”). Under the terms of the State Contracts, we currently are and will continue to be subject to tariff regulation and oversight by the Organismo Supervisor de la Inversión Privada en Telecomunicaciones (“OSIPTEL”).

Pursuant to the State Contracts, starting from September 2001, a price cap system went into effect aimed at decreasing fixed local telephony and long-distance rates. Under the price cap system, OSIPTEL sets maximum rates for local and long-distance telephone services on the basis of a specified formula that takes into account, among other things, inflation and the “productivity factor”. The productivity factor is revised and published by OSIPTEL every three years. Under the price cap system, we are allowed to increase rates to account for inflation as determined by the Peruvian equivalent to the U.S. Consumer Price Index (“CPI”), but we must also decrease rates according to a productivity factor, which is a measure of the gains in productivity of our company relative to the gains in productivity of the rest of the Peruvian economy. In July 2001, OSIPTEL set the value of the productivity factor as 6% annually, equivalent to 1.535% quarterly. In July 2004, OSPITEL will set the new value of the productivity factor for the period September 2004 to August 2007. We have been recently notified by OSIPTEL of its intention to set the productivity factor at 10.38% annually for fixed local telephony and the productivity factor at 7.87% for national and international long-distance telephone services.

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

The Spanish telecommunications and media company, Telefónica, directly and through its wholly-owned subsidiary Telefónica Internacional, beneficially owns 97% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of our board of directors and, subject to the requirements of Peruvian laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefónica Internacional, as the operator under a management contract entered into between us and Telefónica Internacional in 1994. Affiliates of Telefónica are also involved in other joint and separate investments and operations in the Peruvian communications and media sector, some of which may involve or affect us. The interest of Telefónica as our equity investor may conflict with the interests of the holders of our debt or shares.

In 2004, our affiliate, Telefónica Móviles, S.A. agreed to acquire Bell South Latin America, N.A. Bell South Latin America has been a competitor of ours and it is uncertain how it will be integrated into the Telefónica group of companies.

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

Our concessions contracts may not be renewed if we have repeatedly not complied with the terms of our concession contracts as determined by the Peruvian government.

Under the terms of our concessions contracts, the Communications and Transport Ministry (“the Ministry”) may choose not to renew or extend our contracts if we have repeatedly not complied with the terms of our concessions contracts as determined by the Peruvian government. In December 2003, we petitioned the government for a five-year extension of our concessions contracts from 2019 to 2024. On June 11, 2004, the Ministry notified us of its recommendation not to renew the concessions contract for an additional five-year period from 2019 to 2024. The Ministry based its recommendation on a report by OSIPTEL, which asserted that we had not complied with certain terms of the concessions contracts. The company has fifteen calendar days to respond. If the request for extension is denied, then we may petition for an additional five-year extension period from 2019 to 2024 in December 2008. We cannot assure you that our concessions contracts will be renewed for an additional five-year period, and our concessions contracts may expire in 2019.

Our State contracts are revocable and may be modified under certain circumstances.

Under the terms of the concessions contracts, the Peruvian government may, if deemed to be in the public interest, unilaterally modify the terms of the concessions contracts (i) as such terms relate to Peru’s international telecommunications policy and (ii) where necessary in order to comply with international laws, treaties or conventions. Any such unilateral modification must be carried out in accordance with certain administrative procedures providing for public comment on any proposed changes. However, we cannot assure you that the government will not seek to unilaterally modify the terms of the concessions contracts. In addition, the Peruvian Congress, on November 19, 2001, sought to pass laws that would require us to charge fixed-line telephone calls on a per-second basis rather than a per-minute basis and on April 18, 2002, sought to pass laws that would eradicate the fixed rate that we charge for our fixed local telephony service. The executive branch of Peru suspended the enactment of both laws on the basis that such laws unconstitutionally modified the terms of a government contract through impermissible legislative action. Subsequently, the Congress tabled both laws. However, we cannot assure you that we will not face similar challenges from the Peruvian government in the future or that if we do face such challenges, the outcome will be favorable to us.

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

As of December 31, 2003, approximately 2,074 of our employees were members of unions. In December 2003, we began renegotiations of our collective labor agreements. We cannot assure you that we will be able to renegotiate our collective labor agreements on favorable terms or in a timely manner. Strikes or other types of conflict with the unions or unionized personnel may result. If the contingency plans that we have in place prove to be insufficient, this may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect and we could face an immediate loss of revenue. Damage to our reputation could also result, with a potential longer-term negative effect on revenues. Our results of operations and financial condition could then be materially adversely affected.

Peruvian accounting standards differ from U.S. GAAP, which affects how we account for certain items.

The financial statements presented in this Annual Report have been prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. In particular, due to the high inflation rates experienced in the past, since 1989 all Peruvian companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Thus, the presentation of Peruvian financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 36 to the Consolidated Annual Financial Statements included in this Annual Report for a description of the principal differences between Peruvian and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Risk Factors Related to Peru

Peru’s economic conditions have an impact on our business, operations and the market price of our Class B shares.

Substantially all of our operations, capital investments and customers are located in Peru. Our business, financial condition and results of operation have been, and will continue to be, affected by the economic environment in Peru. Although Peruvian GDP increased in 2003 by 4.0%, the nation’s economy has historically experienced considerable fluctuations in growth, proving to be vulnerable to external factors, including but not limited to, interest rates in global financial markets, the impact of changes in international prices of commodities, low growth affecting the United States and other trading partners, and the impact of changes in the credit ratings of Peruvian sovereign bonds. Peru’s economy is also affected by internal factors, including but not limited to, general current economic, business or political events in Peru, natural occurrences such as El Niño, earthquakes and floods, depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, and the level of foreign direct and portfolio investment. In general, changes in Peru’s economic indicators such as per capita income, levels of private consumption, exchange rates, employment rates and inflation would indirectly affect our results of operations, as a downturn in the economy would adversely impact, among other things, the value of our class B shares, our ability to access internal and external capital markets, the demand for our products and services, and our customers’ ability to make timely payments.

Adjustments to our tariffs to take into account increases in inflation may not be adequate to offset decreases in revenues caused by such inflation.

The inflation rate in Peru, as measured by the CPI, has fallen from 3.73% in 2000 to 2.48% in 2003. Low levels of inflation are likely to continue in 2004. We are authorized to adjust tariffs on fixed local and long-distance telephone services based on increases in the CPI net of the productivity factors. However, even if our tariffs successfully keep up with inflation, we cannot assure you that such adjustments will adequately offset the real adverse impact that increased inflation would have on our revenues, business and demand for our products and services.

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

The government has had difficulty in reconciling new social demands with its fiscal limitations. The Toledo government may not improve its capacity to deal with this conflict in the future. Though the government’s intention has been to promote private investment, Congress has not been aligned with that goal.

Deterioration in economic and market conditions in Latin America and other emerging market countries adversely affects the Peruvian economy and our business.

The market for securities issued by Peruvian companies is influenced by economic and market conditions in Peru and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, the recent political and economic crises in Venezuela, Brazil and Argentina have influenced investors’ perceptions of risk with regards to Peru. The negative investor reaction to developments in our neighboring countries adversely affects the market for securities issued by countries in the region, causes foreign investors to decrease the flow of capital into Latin America and introduces uncertainty about plans for further integration of regional economies, all of which affects Peru. Accordingly, adverse developments in emerging market countries could lead to a reduction in both demand and the market price for our Class B Shares.

Depreciation of the nuevo sol or unexpected changes in exchange controls could have an adverse effect on our financial condition.

The Peruvian currency has historically experienced a significant number of devaluations, and as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market-determination of exchange rates. The nuevo sol appreciated against the U.S. dollar by 2.3% in 2001, depreciated by 2.0% in 2002, and appreciated by 1.5% in 2003. As of December 31, 2003, we had U.S.$505 million in total debt, of which, taking into account hedging activities, 35% was denominated in U.S. dollars, 64% was denominated in nuevos soles and the remainder in other currencies. In 2003, although we received 25% of our revenues in U.S. dollars, primarily from Multimedia (cable television), Cablenet, ADSL services and business communications, the majority of our revenues are in nuevos soles. However, most of the equipment and supplies we purchase are priced in currencies other than nuevos soles. Devaluation of the nuevo sol would, accordingly, cause our debt to become more expensive to service, and the technology and goods necessary to operate our business would also become more expensive.

In order to counteract this risk, we restructured our liabilities in terms of currency and maturity. We use derivative financial instruments to reduce as much as possible our exposure to fluctuations in the exchange rate. See Note 35 to the Consolidated Annual Financial Statements, Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources and Item 11: “Quantitative and Qualitative Disclosures About Market Risk”. However, we cannot assure you that our risk management strategies will be successful in limiting our exposure to changes in interest rates and foreign currency exchange rates. The failure of such risk management strategies would have a material adverse effect on our business, financial condition and results of operations.

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

In 1991, President Alberto Fujimori’s administration began a process of privatizing CPT and ENTEL. Pursuant to a competitive bidding process, in February 1994, Telefónica Internacional S.A. (through its interest in Telefónica Perú Holding S.A.C.), acquired a 35% interest in ENTEL and a 20% interest in CPT for U.S.$1.4 billion. In May 1994, Telefónica Internacional acquired an additional 15% interest in CPT for U.S.$612 million. Until 2001, Telefónica Internacional owned 90% of the capital stock of Telefónica Perú Holding S.A.C., while I.G.M. Telefonos S.A. (an entity under the control of Graña y Montero S.A., a leading Peruvian construction firm) and Wiese Telefónica S.A. (an entity under common control with Banco Wiese Sudameris, a leading Peruvian bank) each owned 5%. In July 2001, Telefónica Internacional acquired the 10% interest held by Graña y Montero and Wiese for a total of €227.3 million, and as a result, currently owns 100% of the capital stock of Telefónica Perú Holding S.A.C. In connection with the privatization, Telefónica Perú Holding S.A.C. received the right to name a majority of the members of the boards of CPT and ENTEL. ENTEL was merged into CPT in December 1994, and the surviving entity changed its name to CPT—Telefónica del Perú S.A. Due to legislative changes, which now distinguish a publicly held corporation (S.A.A.) from a closely held corporation (S.A.C.), we are now known as Telefónica del Perú S.A.A. Telefónica Internacional is controlled by Telefónica, formerly Telefónica de España, S.A., which is currently the leading telephone operator in Spain that developed the nation’s telephone network. Through Telefónica Internacional, Telefónica is the leading operator of telecommunications networks in Latin America, in particular, Peru, Argentina, Chile and Brazil.

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

On January 8, 2004, pursuant to the decision adopted by the Board of Directors on December 17, 2003, Telefónica del Perú filed with the SEC and the NYSE its request to delist its ADSs from the NYSE. The SEC approved such request, which was effective beginning March 1, 2004.

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

Effective January 1, 2001, we transferred to Telefónica Móviles Perú Holding S.A.A., which is 98% owned by Telefónica Móviles S.A., a Spanish subsidiary of Telefónica, S.A., our ownership interest in Telefónica Móviles S.A.C. Effective January 1, 2001, we transferred to Telefónica Data Perú Holding S.A.A. (now known as Telefónica Empresas Perú S.A.A.), which is 97% owned by Telfónica Datacorp S.A., a Spanish subsidiary of Telefónica, our assets and liabilities relating to our data transmission business. As a result of the spin-offs, minority shareholders maintained in the spun-off entities and in us the same percentage equity interest they owned in us before the reorganization transactions, subject to adjustments for fractional shares and fractional ADSs.

Since April 2001, as part of our reorganization transactions, Telefónica Gestión de Servicios Compartidos Perú S.A.C., a subsidiary of Telefónica, provides common services such as accounting systems, human resources, logistical services, insurance management, information systems, property management and security and protection services to all business lines of Telefónica within Peru and information systems to the Telefónica group in the Americas.

Our capital stock was reduced by the shareholders’ equity of the spun-off businesses and consequently, the shares of our capital stock were cancelled and new shares reflecting our reduced capital stock were issued.

Effective January 1, 2001, the spun-off companies began to operate as separate companies, with independent legal existences and full capacity to own and dispose of their respective assets. Telefónica indirectly controls the spun-off entities, Telefónica Móviles Peru Holding S.A.A. and Telefónica Empresas Perú S.A.A., through Telefónica Móviles, S.A. and Telefónica Datacorp S.A. Unipersonal. Our relationships with the spun-off companies are limited to ordinary course commercial relationships of the kind that normally occur between a major fixed-line network operator, a major wireless network operator and a major data transmission services provider. In addition, we maintain certain transitional contractual arrangements that will continue until the spun-off companies develop independent capabilities. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

On December 17, 2003, the Board of Directors approved a resolution to delist the ADSs from the NYSE. On March 1, 2004, the ADSs ceased trading on the NYSE. Beginning on March 1, 2004 until April 12, 2004, holders of ADSs were entitled to receive the underlying 10 Class B shares. On February 27, 2004, the closing price of the ADSs was U.S.$2 10/16. The Class B Shares trade on the Lima Stock Exchange.

Our stock market capitalization at March 31, 2004 was S/.1,842.2 million, and as of March 31, 2004 our total indebtedness was S/.1,640 million. All of our material debt is unsecured. The only financial debt involving a guarantee of financial assets was a securitization program of receivables of the major international long-distance operators through the Bank of New York. The balance of the securitization program to date is U.S. $39.29 million. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-term Indebtedness”.

The address of our registered office is Avenida Arequipa 1155, Santa Beatriz, Lima, Peru. The phone number is (511) 265-7555.

B.	Business Overview

We are a telecommunications service provider, offering fixed local and domestic and international long-distance telephone services throughout Peru, as well as a wide range of other telecommunication services, including public telephone, cable television, company communications, Internet and Broadband services. As of December 31, 2003, we had 1,968,879 lines in service and digitalization rates of 96.3% for local switching equipment. At December 31, 2003, with revenues of S/.3,447 million (U.S.$995 million) and operating income of S/.653 million (U.S.$189 million) in 2003, we are the largest telecommunications company in Peru with a market share of approximately 61%.

Our domestic telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance equipment. The following table sets forth both the pattern of increased demand for domestic telephone service and the growth of our infrastructure to meet that demand.

	2001	2002	2003
Lines installed:
Lima metropolitan area(1)	1,260,916	1,265,908	1,329,228
Rest of Peru	758,845	763,005	816,117

Total lines installed(2)	2,019,761	2,028,913	2,145,345
Percentage growth (%)(3)	(0.1)	0.5	5.7
Lines in service:
Lima metropolitan area	1,111,501	1,153,528	1,231,144
Rest of Peru	610,961	661,611	737,735

Total lines in service(2)	1,722,462	1,815,139	1,968,879
Percentage growth (%)(3)	0.3	5.4	8.5
Lines in service per 100 inhabitants	6.6	6.8	7.2
Local traffic (thousands of minutes)(3)(4)	10,148,073	9,295,757	8,689,643
Percentage increase (decrease) (%)(3)	0.2	(8.4)	(6.5)
Local domestic long-distance traffic (thousands of minutes)	500,392	444,124	321,790
Percentage decrease (%)(3)	11.7	11.2	27.5
Applications pending	33,355	42,659	62,089
New applications received(3)(5)	173,996	243,582	331,707
Time between application and line installations (days)(6)	15	10	5
Digitalization rate Percentage (%)(7)	96.0	96.1	96.3

(1)	Includes Lima and its surrounding area, including Callao.
(2)	Includes public telephones totaling 95,103 at December 31, 2001, 106,806 at December 31, 2002, and 115,146 at December 31, 2003, and excludes cellular public telephones totaling 521 at December 31, 2001, 474 at December 31, 2002, and 468 at December 31, 2003.
(3)	For the twelve-month period.
(4)	Includes calls through our analog exchanges, which are measured under the “pulse” system and which we convert to minutes. Approximately 1.27% of all local calls are transmitted through analog exchanges.
(5)	Excluding cancellations.
(6)	Indicator established by the regulator in the concession contracts, which requires that the stated percentages of requests for line installation to be responded to within stated periods beginning in 1998 in Lima and the provinces. For 2001, 96% within 15 days; for 2002, 97% within 10 days; and for 2003, 98% within 5 days. We met this standard in 2001, 2002 and 2003. See “—Regulatory Matters”.
(7)	Local switching equipment only.

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

At December 31, 2003, there were 1,968,879 lines in service, representing an increase of 8.5% compared to December 31, 2002. Our lines in service are concentrated in large urban areas, particularly the Lima metropolitan area, where 63% of our lines are installed and where telephone service penetration, at 15.6 lines per 100 inhabitants in 2003, is considerably higher than in Peru as a whole. In recent years, we have made significant investments to meet subscriber demand for lines and to modernize our network. As a result, the rate of telephone line penetration in Peru increased from 3.4 lines per 100 inhabitants in 1994 to 7.2 lines per 100 inhabitants in 2003. This increase was due to a more efficient and less bureaucratic administration and a company mission to offer telecommunication services to the largest amount of people possible. However, telephone penetration rates in Peru still remain lower than rates prevailing in most other Latin American countries.

The services we provide and the rates we may charge are subject to regulation by the Communications and Transport Ministry and OSIPTEL. Regulatory and recent legal challenges concerning OSIPTEL and the tariffs that we may charge are areas of concern for us. See “—Regulatory Matters” and see in Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our concession contracts require us to make ongoing tariff reductions which adversely affects our financial results”. Despite such challenges, however, our revenues in 2003 have still increased in the areas of cable television (6.6%), business communications (31.2%) and interconnection with other operators revenues (35.9%).

Business Strategy

All our actions are carried out under the company’s main objective: to continuously increase our customers’ satisfaction. The entire organization is focused on this main objective and several projects to improve service efficiency are being developed; products and services are being created to satisfy specific needs of the clients; and work is being done to achieve full improvement both in service quality and customer service.

As part of our domestic telephone services, in addition to our classic post-paid lines, the commercial policy focused its efforts mainly on the sale of prepaid and limited consumption lines. The introduction of products known as Fónofacil Plus and Super Económica, which allowed the lower income population segment to have access to telephone services, largely explains the 31% increase in lines sales in 2003 with respect to 2002. During 2003, we have sold 315,291 new lines. Furthermore, our limited consumption lines have reduced the risk of uncollectible accounts.

As of December 31, 2003, our limited consumption and prepaid lines represented 46.5% (860,734 lines) of our total lines in service, an increase of 33% from 2002. We have adopted actions to cut our operating expenses and implement more conservative investment policies.

Regarding capital expenditures, we have adopted an investment policy focused on profitable growth in all business lines, upgrading our telecommunications networks in order to maintain an optimum level of service for our clients. During 2003, the company invested S/.421 million, representing 30% more than last year. The use of new technologies and the increase of internal efficiency have enabled the growth of traditional businesses (local telephony, public telephony and cable TV) with smaller investment levels. We are committed to the development of the Information Society in Perú, so we have allocated S/.94 million to improve Internet access, mainly based on broad band. This item accounts for 22% of investments in 2003, an increase of 96% compared to 2002. This investment is expected to increase in the forthcoming years.

Also, as part of our effort to enhance our competitiveness, we have continued to invest time and resources into personnel training and development, implementing employee incentive programs to improve efficiency.

Categories of Revenue

The following table sets forth our operating revenues from continuing operations and percentage of revenues for the periods indicated for each of the categories shown.

	Year Ended December 31,
	2001		2002(1)		2003(1)
	(thousands of constant nuevo soles)
Fixed local telephone services	1,628,766	44%	1,629,630	46%	1,532,076	44%
International long-distance	306,486	8%	181,810	5%	165,683	5%
Domestic long-distance	305,256	8%	254,893	7%	194,530	6%
Public telephone service	696,959	19%	760,761	22%	702,240	20%
Cable television	277,307	8%	300,196	9%	320,003	9%
Business communications	200,564	6%	203,531	6%	267,129	8%
Telephone directory advertising(2)	90,201	2%	—	—	—	—
Others (Interconnection)	181,930	5%	195,404	5%	265,470	8%

Total	3,687,469	100%	3,526,225	100%	3,447,131	100%

(1)	For the purpose of facilitating the comparison of business revenues with previous years, the revenues from commuted traffic have been excluded from the Fixed local telephone revenues; the revenues from Speedy Plus and traditional Speedy have been excluded from the Business Communications revenues; and the revenues from CableNet have been excluded from the Cable Television revenues. In the business comparison, the separate revenues of these three businesses comprise the revenues for Broadband and Internet.
(2)	As of February 8, 2002 this business is no longer part of our company.

Fixed Local Telephone Services

Revenues from fixed local telephone services as a percentage of total operating revenues decreased to 44% in 2003 compared to 46% in 2002. In 2003, the revenues from Internet traffic (Dial-Up), which in 2002 belonged to the local telephony business, were transferred to the new Broadband and Internet Management. Thus, revenues from local telephony, excluding Dial-Up service revenues, were S/.1.470 billion, 5% less than in 2002. Our revenues from local telephone services consist of measured service charges, monthly service charges, installation fees for new lines and other charges for maintenance and value-added services such as call transferring, three-party conferencing, direct lines, quick dialing and caller identification.

We have the right to provide fixed local telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. Pursuant to the State Contracts, OSIPTEL approves rates and fees adjusted by the CPI for each quarter under a price cap system. Until December 31, 1998, rates for monthly services and installation services were higher for commercial than for residential users, but the State Contracts mandated the elimination of this distinction beginning January 1, 1999. See “—Regulatory Matters”. Also in 1998, in light of Peru’s economic environment, we adopted business strategies to minimize our exposure to customer credit risk by shifting our focus to products and services such as limited-use lines and prepaid calling cards. The service plant of the fixed local telephone services increased 8.6% compared to 2002 and reached 1,851,558 lines by the end of 2003 with a visible concentration in lines with consumption limit and prepaid lines (46.5% of the total number of lines). We also began offering various types of service plans for customers to choose from, according to their financial capabilities and needs. See “—Service Plans and Rates”. We also adopted stricter delinquency strategies and other measures to improve collection of overdue accounts. See “—Our Customer Base”.

International Long-distance Services

Our international long-distance services consist of incoming and outgoing international telephone traffic and switched transit traffic throughout Peru. Revenues from international long-distance services as a percentage of our total operating revenues was 5% in both 2003 and 2002. The amount of revenues from international long-distance services depends on the volume of traffic, our rates charged to our customers for outgoing calls and the settlement rates agreed to with other international telecommunications operators for incoming calls originating outside Peru and carried through the Company’s network.

Under the State Contracts, we have the right to provide international long-distance telephone services on a non-exclusive basis until June 27, 2019. We have entered into interconnection agreements with other domestic and international telecommunications operators to carry each other’s calls. See “—Categories of Revenue—Interconnection Agreements”.

Revenues from international long-distance telephone services are primarily derived from payments under settlement agreements between us and various foreign telecommunications operators or private carriers. The agreements govern the rates we pay to foreign carriers for the use of their facilities to connect international calls billed in Peru, and the rates foreign carriers pay us for the use of our facilities to connect international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier, and such rates vary according to the operator, the volume of traffic, in addition to other factors. Settlements among carriers are usually made on a net basis. Our settlement agreements with most foreign carriers generally provide for monthly billings and quarterly settlement payments. We have had a settlement agreement with AT&T since 1969 and have also entered into settlement agreements on similar terms with MCIWorldCom, U.S. Sprint, Kokusai Denshin Denwa

(KDDI), Japan Telecom Co. Ltd., Deutsche Telekom AG, Teleglobe Canada Inc., France Telecom, SwissCom Ltd., Korea Telecom, CTC Mundo, Entel Chile, Telefónica de Argentina, Telecom Argentina, Belgacom SA, Teléfonos de México SA, ANTEL, Embratel, Telesp, Telecom Italia S.p.A., Cable and Wireless and Concert Global Network Services Ltd. (British Telecom), and Telefónica. From time to time, we may conduct settlements with foreign carriers without formal agreements in force when the prior contract has expired and a new one is in the process of being negotiated. In 2003, we did not experience any material payment delays or stoppages with respect to settlements from foreign carriers.

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

As of March 2004, 19 active companies, including Bellsouth del Perú, AT&T Perú (now Telmex Perú), TIM Perú, Nextel Perú and Americatel, have obtained concessions from the Peruvian government to also provide long-distance services in Peru. We also face indirect competition in international long-distance telephone services from a number of overseas sources, including calling cards and the illegal rerouting of calls by other international operators. In 2002, competition increased remarkably with the entrance of Americatel and IDT into the international long-distance market. See “—Competition”. The majority of the new participants were focused on gaining incoming traffic market shares through price-based competition with aggressive offers. As a result, rates charged for long-distance international calls in Peru decreased substantially. Furthermore, due to increased competition, our rates decreased and, as a consequence, our international long-distance revenues decreased. The decrease however, is partially offset by the fact that price and service competition has increased the volume of international long-distance traffic in Peru as a whole, and we anticipate that this market will continue to grow in the future. Furthermore, we anticipate that our investments in digitalization of international routes will significantly lower costs per circuit and offset in part the reduction in international tariffs. Nonetheless, we expect revenues from international long-distance service to decrease as a portion of our total operating revenues, as the revenues from other services increase.

By the end of December 2001, we began to provide subscribers with direct dialing capability to all of the countries to which telephone service from Peru was available. This traffic is controlled by two network management centers for both domestic and international service, resulting in a high level of call completion. In 2003, we opened two direct international routes with ITXC and Trisun from the USA and Canada.

In 2003, we accomplished the following: (1) improved the capacity of our international circuits by 15% compared to the prior year; (2) continued to digitalize our network with the goal of being 100% digital; and (3) expanded CCITT No. 7 digital to 39 international routes with leading countries in the Americas, Europe and Asia. These measures have enabled us to improve the quality and capacity of communications transmissions and to exceed our call completion targets.

Customers who wish to make international long-distance calls can use the same prepaid calling cards and services as those used for domestic long-distance services. See “—Categories of Revenues—Domestic Long-distance” and “—Service Plans and Rates”.

Domestic Long-distance Services

Revenues from domestic long-distance services as a percentage of total operating revenues decreased to 6% in 2003 compared to 7% in 2002. Our revenues from domestic long-distance services depend on the volume of traffic and the level of our rates charged to customers.

We have the right to provide domestic long-distance telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. OSIPTEL approves the rates adjusted by the CPI each quarter under a price cap system. See “—Regulatory Matters”. The liberalization of the telephony market in 1994 reduced the number of local calling areas in Peru from 299 to 24, corresponding to the number of political departments (which are equivalent to provinces) in the country. Now, calls made anywhere within a political department are no longer billed as domestic long-distance calls but as local calls. Concurrently, we increased domestic long-distance rates on average by 5%, and reduced the number of call periods from three to two. Since September 1998, domestic long-distance rates are not determined by distance but by two classifications: daytime (peak hours) or night (off-peak hours).

A component of our domestic long-distance revenue is also from prepaid phone card sales. See “Item 5: Operating and Financial Review and Prospects—A. Results of Operations.” Customers using a prepaid service such as Fonofácil Plus can make domestic and long-distance calls using prepaid telephone calling cards based on the Tarjeta 147 and Chip Super Plus 147 technology. Customers can also make domestic and long-distance calls using the Hola Perú calling card. Distribution channels were increased by increasing the coverage in sales points in the main cities of the country, thus increasing sales by 345% compared to 2002 for which sales reached S/.45.7 million (tax included) by December 31, 2003. Our market share based on traffic volume for calling cards at December 31, 2003 was approximately 78%. See “—Telephone Service Plan and Rates—Calling Cards”.

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

During 2003, our public telephone lines in service increased 7.8% compared to 2002. The total number of public telephones in service reached 115,614 in 2003. The table below sets forth selected data for our public telephone services business for the periods indicated:

	At December 31,
	2001	2002	2003
Total public telephone (1)	95,624	107,280	115,614
% growth (total)	17.7	12.2	7.8
Penetration(2)	3.66	4.01	4.2

(1)	Includes cellular public telephones and rural telephones. As of December 31, 2003, we had 468 cellular public phones within our public telephone network.
(2)	Public telephones we installed per 1,000 inhabitants.

The current charges are set at S/.0.50 for every two minutes during peak times and S/.0.50 for every three minutes during off-peak times (11:00 p.m. to 7:00 a.m.). A flat rate of S/.1.00 per minute applies to all domestic long-distance calls.

Revenues from public telephone services decreased by 7.7% in 2003 compared to 2002 and the public telephone plant exceeded 110 thousand lines, that is, 7.8% more than in 2002. Density increased to 4.2 public telephones per each one thousand inhabitants. The operating revenues from public telephone services as a percentage of total operating revenues decreased to 20% in 2003 from 22% in 2002. During 2003, several external factors appeared that affected the results of the public telephony business: the aggressive strategy of prepaid long-distance calling card operators who offered lower rates, a greater penetration of mobile telephony operators in low socioeconomic levels and an increased growth of the public telephone plant of the competition. An increase in fraud and vandalism also decreased the number of in-service telephones.

Faced with this new scenario, the business focused on the launching of promotions for the use of coins (Talk three times more in International Long Distance, Double Minutes in National Long Distance after the second minute) and specific promotions for corporate phone booths in order to increase call time. Loyalty programs were implemented in order to maintain important clients and to counteract the entrance of the competition. The promotion “Talk longer for national and international long-distance” was launched for the 147 calling card, which increased traffic by 125%, with respect to the previous month of the campaign. Anti-vandalism actions were also implemented as well as preventive measure to increase the number of telephones in service. Additionally, actions were taken aimed at improving the plant’s profitability through an equipment relocations plan, achieving over 2,000 relocations by the close of the year. Moreover, in August we launched a service allowing text messages to be sent from external public phones to Telefónica MoviStar cellular phones.

As of December 2003, we have approximately 94% of the public telephones in Peru, and we are the main provider of public telephones outside Lima. Despite the difficult geography of the rural areas, the number of public telephones increased to 3,558 in rural areas at the end of 2003. Bellsouth Perú and Telemex Perú (formerly AT&T Perú) are our competitors in public telephone services. Bellsouth Perú provides its service exclusively through its cellular network. Our affiliate, Telefónica Móviles, S.A, has announced that it is expected to acquire BellSouth Latin America. See “—Competition”. Bellsouth del Perú’s and Telmex Perú’s strategies are to place their payphones in high traffic urban areas, especially in Lima.

Cable Television

We currently provide cable television through a wholly-owned subsidiary, Telefónica Multimedia S.A.C. under the trade name “Cable Mágico”. Telefónica Multimedia holds 20-year concessions granted for the Lima metropolitan area beginning in 1993 and for certain other parts of the country beginning in 1996. Under these concessions, Telefónica Multimedia provides cable TV service in the Lima metropolitan area and seven cities in the rest of the country.

Telefónica Multimedia revenues as a percentage of our total operating revenues was 9% in both 2003 and 2002. The primary source of revenue to Telefónica Multimedia comes from cable television, which contributed 82% of Telefónica Multimedia’s total revenues in 2003. The remainder of revenues comes from advertising and CableNet, a cable modem service for Internet access. As of December 31, 2003, Telefónica Multimedia had more than 363,000 cable television subscribers, compared to 340,001 at December 31, 2002. Lima subscribers represented 85.3% of the total, while the remaining 15% were located in other parts of the country. Telefónica Multimedia offers its customers two tiers of cable television service, an economical channel package for approximately U.S.$18 per month, which includes 36 channels, and a basic package for approximately U.S.$35 per month, which includes 77 channels. In addition, Telefónica Multimedia offers a number of premium channels for approximately U.S.$4 to U.S. $29 per month per channel. In 2003, the channels such as Gourmet.com, TV Azteca and The Film Zone, of the LAPTV group, were added, thus increasing the international entertainment programming quality. Advertising revenues comprised 9% of Telefónica Multimedia’s total operating revenues in 2003. Telefónica Multimedia’s cable magazine, Cable Programming, is currently the magazine with the largest circulation in Peru and reaches a relatively affluent segment of the population. CableNet revenues represented approximately 7.2% of Telefónica Multimedia’s total operating revenues in 2003.

In accordance with the organizational change implemented by the company in 2003, the revenues from CableNet were transferred to Broadband and Internet management segment. The revenues from Cablenet reached S/.23 million, a 92.4% increase from S/.12 million in 2002.

Telefónica Multimedia’s cable network consists of a hybrid fiber coaxial network. The cable network has relatively short distance between transmission nodes, thereby enabling it to achieve minimal signal loss and consistent quality. Most of the cable network’s bandwith is used to deliver television service, and the remaining capacity is used to deliver two-way services such as Internet access via cable modems, video on demand, home banking and other such services. Telefónica Multimedia’s installed network reached approximately 582,500 households as of December 31, 2003.

On March 26, 2004, our shareholders at our general shareholders’ meeting approved the spin-off and transfer from Telefónica del Peru S.A.A. of all the equity interests in the assets and liabilities related to the business of cable television to Telefónica Multimedia S.A.C.

Business Communications

Since May 2003, Telefónica Empresas Perú S.A.A. has been responsible for the commercial and technical management of the main clients for the company segment of Telefónica del Perú. The objective has been, besides working jointly in the development of new products and services, to address the clients’ communication needs, to use the synergies of the Group and to reduce overhead and management expenses associated with these clients.

At the close of 2003, revenues stood at S/.267 million, an increase of 31.2% compared to the year ended December 31, 2002, the previous year. As a result of the change in the organization whereby the revenues from ADSL (Speedy Tradicional and Speedy Plus) were transferred to the Broadband and Internet Management. Thus, the revenues from Company Communications reached S/.165 million at the close of 2003, 4% less than fiscal year ended 2002.

The plant in service corresponding to marketed products remained stable compared to 2002. The main variation came from the Digired plant, which was affected by the migration of low speed circuits to high speed circuits and the migration to the IP-VPN product (a product marketed by Telefónica Empresas Peru S.A.A.).

Effective January 1, 2001, we spun off our data transmission business for large, medium and small businesses, which is now conducted indirectly by Telefónica Empresas Peru S.A.A. (previously Telefónica Data Perú S.A.A.), a subsidiary of Telefónica. However, we continue to provide business communications and related services in Peru for medium and small businesses offering a variety of business-related services. Our business communications services are supported by a central service system that provides maintenance and technical support on a 24-hour basis.

In 2003, the business communications segment increased to 7.7%, compared to 5.8% in 2002, our total operating revenues (including discontinued data transmissions operations) in 2002 and 2003, respectively.

The lines of business communications services offered include:

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

Broadband and Internet

Total revenues equaled S/. 187 million in 2003, a 50% increase compared to 2002. These revenues were included in revenues for Fixed Telephone, Business Communications and Cable Television. See Item 4B. “Categories of Revenues.” The number of customers using Speedy or Cablenet tripled to 90,689 in 2003 compared to the previous year.

During 2003, we led the growth of the Internet by concentrating on two priorities:

•	To consolidate the management of Internet services in the company

•	To facilitate public access to the Internet

In 2003, we created the Broadband and Internet management to consolidate the management of Broadband services (ADSL Convencional, Plus, Wi-Fi and Cablenet) and Dial Up services. Accordingly, we consolidated sales channels and transferred to the Internet services management the support services such as Installations (GORAC), Operation and Maintenance (OMR&S), Commercial Support, etc.

We created attractive offerings of services in Dial-Up and Broadband with the goal of making it easier for our customers to access the Internet. We launched promotions reducing the connection costs, created incentives based on volume of sales and launched Internet access packages, “Línea Premium” and “Terra” for dial-up clients. In August, we launched the “Plan 100 mil” with the goal of increasing the number of customers for Speedy (High-speed Internet), Speedy Plus (Internet for small businesses) and Cablenet (Cable Internet).

We launched advertising campaigns such as “Packs de descuentos”, “Mes Gratis”, “Pizarro-Fútbol” and “Speedy Night”, which were adapted for our customers’ needs. In addition, during 2003 we developed Speedy Wi-Fi (Wireless Internet), which will bring greater Internet accessibility to specific segments of clients, which began generating revenues in 2004.

Interconnection Agreements

To permit other telecommunications operators to carry calls originating with their customers over our network, and to permit our customers’ calls to be carried over their networks, we have active interconnection relations (contractual or mandatory) with 19 different operators. Interconnection services are freely negotiated between the parties and the charges are setup based on the maximum rates set by OSIPTEL. However, OSIPTEL regulates the maximum rate that we are permitted to charge. See “—Regulatory Matters—Interconnection Charges”.

As part of a general trend of the telecommunications market becoming more competitive, interconnection rates have been steadily decreasing. Effective April 1, 2003, the maximum interconnection charge was reduced from U.S.$0.014 to U.S.$0.01208 per minute, priced by the second, based on the Long Run Incremental Cost (LRIC) model provided by us and approved by OSIPTEL.

The challenge in 2003 was to continue making the telecommunications market grow using interconnection between networks as a tool and foster healthy competition with all operators. Among the main results of the period, the following are worth highlighting: the 23% growth of the total interconnection traffic and the 32% growth in the total number of leased liaisons. During the year, four new interconnection agreements were signed, the call-by-call service was implemented for three new operators, the pre-paid service was implemented for one new operator and new services were developed for five operators.

In 2003 the default level of long-distance operators interconnected with Telefónica del Perú S.A.A. increased, mainly because the requirements established by the regulatory body were insufficient to ensure compliance with the payment of their obligations for interconnection services, which required the company to assume increased bad debt provisions. In December 2003 OSIPTEL published Resolution No. 113-2003-CD/OSIPTEL whereby the operators in the interconnection services markets are required to guarantee their payment obligations, which we expect will reduce their nonpayment. One of the objectives for 2003 was to provide a better quality service. To this end, procedures were implemented to address emergencies in order to minimize the impact resulting from failures in the network caused by third parties or by acts of unforeseen events.

The development of new networks by some operators resulted in competition in several interconnection services, which contributed to the generation of more alternatives on the market.

As of May 3, 2004, we had active interconnection relations with the following operators for the services specified:

•	Nextel del Perú S.A., digital trunking service;

•	Gilat to Home S.A. (formerly Global Village Telecom N.V) domestic and international long-distance, local, rural and public telephony;

•	Telmex Perú (formerly AT&T Perú), local, domestic and international long distance;

•	Bellsouth del Perú S.A., cellular service in Lima, Callao and provinces, local, domestic and international long distance;

•	Perusat S.A., domestic and international long distance;

•	Americatel (formerly Orbitel S.A.), local, domestic and international long distance;

•	Convergia (formerly Telsouth S.A.), domestic and international long distance;

•	TIM Perú S.A., mobile PCS, domestic and international long distance;

•	Impsat S.A., local, domestic and international long distance;

•	Digital Way S.A., domestic and international long distance;

•	System One World (formerly Telecomunicaciones Andinas), domestic and international long distance;

•	Telefónica Móviles S.A.C., mobile;

•	Te.Sa.M Perú S.A., satellite mobile;

•	Rural Telecom S.A.C., local, rural and public telephony;

•	L.A.&C. Sistemas S.A.C., domestic and international long distance;

•	Infoductos Telecommunicaciones S.A. (formerly Red Cientifica Peruana), domestic and international long distance;

•	IDT Perú SRL., domestic and international long distance;

•	Sitel, S.A., domestic and international long distance; and

•	Lat Perú S.A.C., domestic and international long-distance service.

Other Investments

We improved the quality of our international services by installing terrestrial fiber optic networks and investing in submarine fiber optic cable consortiums, though in 2003 we did not make any further investments in the area of satellite or maritime services.

We participate in Intelsat Global Service Corporation (Intelsat Ltd), a global satellite consortium with a 0.93% participation (representing an investment of approximately S/.56 million) that provides voice, data and video connectivity solutions to businesses and governments. In January 1995, we signed a satellite capacity leasing contract with the Mexican satellite consortium Satmex (previously Solidaridad) in order to provide, on a point-to-point basis, voice, data, television and video-conferencing. In March 1996, we entered into an agreement with Panamsat, an American satellite consortium, in order to provide international and domestic businesses with point-to-point services. In August 1997, we signed the incorporation agreement of the Simón Bolívar Andean Satellite System, which will allow for satellite communications among the various countries in the Andean region.

In November 1998, we became a member and shareholder of New Skies Satellites, which is incorporated in The Netherlands. New Skies is a spin-off of Intelsat and was set up with U.S.$713 million in assets. We hold an equity stake of 0.76% that represents an approximate investment of U.S.$7.1 million. It provides satellite services for Direct Home Television (television signals transmitted directly to residential clients) and video, data, voice and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and governments around the world. In 2002, we changed our method of participation in the maritime segment from an investment to a leasing expense based on the capacity used.

In December 2003, we sold our stake in Inmarsat to Grapeclose Limited — an incorporated firm formed at the direction of private equity funds advised by Permira and Apax Partners — for U.S.$1.4 million (U.S.$15 per share).

Discontinued Operations

Telephone Directory Advertising

Revenues from telephone directories represented approximately 2.5% of our total operating revenue in 2001. Effective February 8, 2002, in line with Telefónica’s worldwide business reorganization, we sold our interest in Telefónica Publicidad e Información Perú S.A.C. to Telefónica Publicidad e Información, S.A., a subsidiary of Telefónica, focused on the telephone directory business, for U.S.$31.2 million.

Telephone Service Plans and Rates

New Service Plans

In March 2003, as a result of negotiations with OSIPTEL, we released a new set of service plans for fixed local telephony. The new plans allow customers to choose the one that best fits their consumer profile based on factors such as their ability to pay and their calling habits. These new service plans are available for new and old customers of classic line and limited-use line services. The tariffs and features approved for these new service plans are as shown in the table below in nuevos soles as of March 31, 2004, as stated in the State Contracts.

New Tariffs Plans (per-minute billing)(1)	Monthly fees approved in March 2003 (S/.)	Fixed local service traffic bundled in the rate	Fixed local service additional minutes
			Peak Hour rate (S/.per billing unit)		Off-peak Hour rate (S/.per billing unit)
Plan 1	33.81	60 min.	0.119		0.059
Plan 2(5)	55.00	270 min.	0.108		0.054
Plan 3(5)	63.47	365 min.	0.098		0.049
Plan 4(5)	71.95	470 min.	0.090		0.045
Plan 5	80.42	580 min.	0.078		0.036
Plan 6	46.53	Peak: 30 min. / Off-peak: 60 min.	0.078		0.036
Línea Premium	101.61	Peak: 60 min. / Off-peak: unlimited	0.078		N.A.
Fonovox(3)	2.54	N.A.	N.A.		N.A.
Fónofacil Plus	33.81	60 min.	0.150	(2)	0.078	(2)
New Tariffs Plans (per-second billing)(4)
Plan al Segundo(4)	33.81	3600 sec.	0.00197		0.00099
Línea Social	21.01	1800 sec.	0.00297		0.0014

N.A.:	Not applicable
(1)	Plans that use minutes as a unit of measure to price and bill calls.
(2)	Additional fixed local traffic with Tarjeta 147 Card.
(3)	On an annual prepaid basis. Fonovox is a product that gives users their own telephone number by which they can receive voice messages without limit. They also have one daily free call to retrieve voice messages.
(4)	Plans that use seconds as the unit of measure to price and bill calls.
(5)	Pursuant to a recommendation made by OSIPTEL, beginning September 2003, we no longer offer Plans 2, 3 and 4 to our customers.

Plans 1 through 6, Línea Premium and Plan al segundo, are service plans for classic lines, with no restrictions on use. Línea Premium includes unlimited voice and Internet calls within our fixed local network from Monday through Friday from 8:00 p.m. to 8:00 a.m., and Saturdays, Sundays and holidays all day. Service plans for limited-use lines are Línea Social, and Fónofacil Plus.

As of February 29, 2004, 719,270 customers have either switched to or newly subscribed to one of the new service plans.

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

Prepaid and Limited-Use Service Plans

Since the introduction of a three-year prepaid service in 1998, Teléfonos Populares, aimed at satisfying the telecommunications needs of low-income families, fixed prepaid telephone packages have represented a growing portion of total lines sold.

In May 1999, we introduced limited-use lines, which allow local calls to be made for a fixed payment. A flat monthly fee of approximately U.S.$20 entitles the customer to a package that includes 150 minutes of free local calls during peak hours (7:00 a.m. to 7:59 p.m.) and 300 minutes during off-peak hours (8:00 p.m. to 6:59 a.m., Monday to Saturday, and all day on Sunday and national holidays). Customers who want to make long-distance, cellular or additional local calls can use prepaid phone cards similar to those used at public telephones. Fixed-to-fixed local calls with prepaid cards from limited-consumption lines have lower tariffs than the same calls made from public telephones with prepaid cards.

In September 2000, we launched Fonofácil, a prepaid line for S/.35 a month. This permitted the customer to receive calls and make calls using Tarjeta 147. Customers wishing to make long-distance calls or more local calls can use most prepaid phone cards of the type used in public telephones. This service grants customers greater control over telephone costs while allowing us to reduce uncollectible risk and unused capacity. The percentage of subscribers disconnected from the network due to non-payment decreased to 6.4% of total subscribers in 2003 from 8.9% in 2002 due to our strict delinquent payment policies.

In March 2001, Teléfonos Super Popular service began with four different options. Each option includes a telephone line, home installation, handset, maintenance, monthly service charges and Memovox voicemail service and a certain number of minutes for local calling during all hours. Customers may choose among 200, 330, 600 or 800 minute packages for a flat monthly fee of approximately U.S.$17, U.S.$19, U.S.$24 or U.S.$27, respectively.

We have limited-use plans offering different options for the number of free calling minutes and monthly fees. The monthly fees stated below are effective in May 2004, and are stated in constant nuevos soles as of July 31, 1998, as stated in the State Contracts.

Service Plan	Free minutes	Monthly fee
Teléfono Popular	—	46.30
Peak Hour	60	—
Off-Peak Hour	300	—
Línea 70	—	55.16
Peak Hour	150	—
Off-Peak Hour	300	—
Línea 100	—	78.82
Peak Hour	300	—
Off-Peak Hour	600	—
Ahorro Inicial	220	51.58
Ahorro Personal Saving	330	59.07
Ahorro Familiar	600	74.04
Ahorro Máximo	800	88.52
Superpopular A	220	51.04
Superpopular B	330	58.44
Superpopular C	600	73.23
Superpopular D	800	80.63
Fónofacil	0	22.00
Nuevo Fonofácil	0	29.51
Plan Control 1	220	51.04
Plan Control 2	300	58.44
Plan Control 3	470	73.23
Plan Control 4	570	80.63
Plan Ahorro Especial	980	110.22

Service Plan	Free minutes	Monthly fee
Plan Ahorro Internet	1180	125.01
Plan Ahorro Internet Plus	1490	147.20
Línea Plus 0	220	51.71
Línea Plus 1	350	59.10
Línea Plus 2	480	66.50
Línea Plus 3	610	73.90
Línea Plus 4	740	81.30
Línea Plus 5	870	88.69
Línea Plus 6	1000	96.08
Línea Plus 13	1980	147.87
Línea Plus 19	2820	192.25
Control Super-Económica(1)	120	36.24
Control Económica(1)	185	43.64

(1)	These were not offered in May 2004.

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

In addition to the establishment of new rates, we have restructured our long-distance rate structure. We now have a single rate for domestic long-distance service and a differentiated international long-distance rates for each of the following areas: USA, Argentina, Chile, Brazil, Cuba, the rest of America, Spain, Italy, Germany, Europe, China, Afghanistan/Pakistan/India, Japan and the rest of the world. Additionally, we have different rates for calls made to each of these countries with prepaid cards.

Calling Cards

In 1998 we launched the sale of prepaid phone cards called “Tarjeta 147” that includes a new memory chip technology. The technology used by Tarjeta 147 prepaid cards is also useful for providing Internet service from residential telephone lines and in general allows the customer to make calls applying different rates depending on the destination and length of the call. In 2001, we improved the software platform for Tarjeta 147 and developed a new product called the “Chip Super Plus 147”, which facilitates dialing using the chip embedded in the card and can be used from residential telephone lines applying a certain code. The Chip Super Plus 147 also allows for transfer of prepaid minutes between cards. In 2003, sales of the Tarjeta 147 prepaid cards decreased 4% from year-end 2002. In October 2001, we launched the prepaid card service Hola Perú with domestic and international coverage for both incoming and outgoing calls.

Other Services

The Memovox voicemail system offers clients a message reception service for a monthly charge of S/.2.99. During 2003, the number of Memovox users increased to 1,039,000 from 770,000 in 2002. As of April 2004, the number of Memovox users is 1,200,000.

In August 2001, we launched Speedy, a new high-speed Internet access service based on ADSL technology. ADSL technology permits simultaneous use of traditional telephone lines for telephone service and high-speed digital access to the Internet. In November 2001, we launched “Tarifa Plana a Internet”, a service providing switch access to the Internet from Monday to Saturday, 7:00 p.m. to 7:00 a.m. and all day Sundays and national holidays for a flat monthly fee of U.S.$25, now reduced to U.S.$15.

Our Customer Base

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

In order to improve our collection processes, we have increased the number of service locations at which customers may pay their bills, and we have implemented automatic calling systems and hired call centers to remind customers of outstanding bills. We also offer to our customers the possibility to finance their overdue amounts, to choose the kind of services, to choose the level of payments and the payment period. These new measures have reduced the risk of uncollectible accounts and allowed us to optimize the usage of available installed capacity.

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

During 2003, lines in service grew 8% to 1,969 thousand lines from 1,815 thousand lines in 2002. Our segmentation strategy permitted us to penetrate the low-income segment due to the popularity of limited-use and prepaid lines, which reached approximately 870 thousand lines on December 31, 2003. To become more responsive to our customers’ needs and tailor our services appropriately, we continued to launch new products and new options, ranging from prepaid lines with low prices to flat rates for voice and Internet. These new proposals, called “planes tarifarios”, resulted in 315,291 new lines and over 50% of our current clients choosing one of the new rate plans. From the time they were launched, customers saved approximately an average of 18% in their monthly billing. The main objective of our company is to meet our customers’ needs and to have loyal customers.

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

Technological Advancements

In recent years, we have increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology which has improved the quality and efficiency of the network, accommodated higher traffic levels, required less maintenance and permitted us to offer a broad range of voice, text and data applications simultaneously on the same network. In 1995, we completed our conversion from a microwave network using an analog switching and transmission system to a digital network that employs both microwave transmission through the “Synchronous Digital Hierarchy” protocol and fiber optic cable technology. We have modernized our domestic long-distance network by installing several thousand kilometers of fiber optic cable for domestic long-distance transmission between major cities. By the end of 1999, we had replaced 100% of our analog exchanges in the Lima metropolitan area with digital exchanges. Of new lines installed during 2003, 100% were connected to digital exchanges, and at December 31, 2003, approximately 96% of all lines in service were connected to digital exchanges. We plan to continue to invest in ADSL technology. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings”.

Competition

As of December 2003, we had 97.8% of the telephone lines in service and 98.5% of the traffic volume of fixed local telephone services used our lines. Our main competitors in this market are Telmex Perú and Bellsouth Perú. Telmex Perú, formerly AT&T Perú, was our main competitor in basic telephony services, with 1% of the traffic volume, according to our internal estimates. However, Bellsouth Perú was the main competitor in terms of lines in service with 1.7% of market share, according to our estimates. Until now, Telmex Peru’s main commercial strategy had been to focus on a corporate clientele, to offer long distance services, fixed local voice and data services. Also they have been offering their services to Internet service providers. Bellsouth Perú also competed with us for residential customers through the use of prepaid lines. In March 2004, our affiliate, Telefónica Móviles, S.A. announced its offer to acquire 100% of Bellsouth’s properties in Latin America, which was accepted. However, the transaction has not yet been completed. It is uncertain at this time how the company will be integrated into the Telefónica group of companies.

Americatel, a subsidiary of Entel Chile and a Telecom Italia Group affiliate—like the mobile operator TIM Perú, is our main competitor in long-distance services competing basically under the multi-carrier system with 17% and 28% average market shares in revenues for 2003 for domestic and international long-distance services, respectively according to our internal estimates. Other relevant competitors in long distance services are: Telmex Perú using the multi-carrier system and IDT in prepaid cards. Due mainly to the launch of the multi-carrier system during 2002, our rates for domestic long-distance services decreased by 5.3% and for international long-distance services decreased by 28.9% due to competition. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Teléfonica del Peru—Amendments to the regulation of Peru’s telecommunications markets and the resulting increased competition in those markets have and will continue to have a material adverse effect on our results of operations” and see “—Regulatory Matters—Multi-carrier System”.

As of December 2003, we provided 94% of the total public telephony service in Peru. Our main competitor in this area was Bellsouth Perú, which provides service through prepaid payphones using its cellular network and had 6% of the market share, according to OSIPTEL. Bellsouth Perú’s strategy has been to allocate its payphones in heavy traffic urban areas, primarily in Lima.

Cable television licenses are issued on a non-exclusive basis to several different operators in the same area. According to our own estimates, as of December 2003, Telefónica Multimedia held a 92% market share nationwide based on revenues. Cable Express, a local operator, is our main competitor with an estimated 3% of the market share. Telefónica Multimedia’s strategy is to rely on a strong differentiation in the quality of its programming contents, for which it has signed agreements with several international (i.e., HBO Ole Partners, Turner Broadcasting System Latin America, Inc., ESPN, Inc.) and local content providers.

In 2003, according to our internal estimates, we had 96% of the market in Broadband in terms of total market revenues, through our Speedy (ADSL-based) and CableNet (cable modem-based) brands.

Regulatory Matters

Overview

We are a regulated operator in Peru. The operation of the telecommunications market in Peru has been and is subject to laws and regulation.

The provision of telecommunications services in Peru is regulated by the Communications and Transport Ministry and by OSIPTEL. The Ministry has the authority, among other things, to grant concessions and to impose sanctions for infringements of the Telecommunications Law. Pursuant to the Telecommunications Law, OSIPTEL was created as an independent regulatory body charged with overseeing the implementation of the State Contracts. In this capacity, OSIPTEL oversees and reviews on a regular basis the expansion, penetration, service quality and tariff structure mandates set forth in the State Contracts; it enforces sanctions for infringements relating to concessions and it resolves disputes between operators. The board of directors of OSIPTEL consists of five members who are appointed by the government. Pursuant to the OSIPTEL Regulation, action by OSIPTEL’s board requires a majority vote on all matters.

We provide telecommunications services based on concessions granted by the Ministry pursuant to State Contracts entered into among the Ministry, CPT and ENTEL on May 16, 1994. These agreements were previously approved by Supreme Decree No. 11-94-TCC, dated May 16, 1994 and were later modified by Supreme Decree No. 21-98-MTC (“Decree 21”) on August 5, 1998.

The concession agreements, as modified by Decree 21, contain, among others, the following provisions:

(a)	The services rendered by the concession agreements include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

(b)	The concession term is for 20 years, which may be renewed totally or partially at our request. Total renewal is for a further 20-year period. Partial renewal is for periods of up to five additional years to the concession term. Once a regulated operator chooses either a partial or total renewal modality, they cannot switch. In our case, we selected a partial renewal modality, which will allow us to renew our term every five-years from the effective date, up to a maximum of 20 years. Under the terms of our concessions contracts, the Communications and Transport Ministry may choose not to renew or extend our contracts if we have repeatedly not complied with the terms of our concessions contracts as determined by the Peruvian government.

A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

In December 2003, we petitioned the government for a five-year extension of our concessions contracts from 2019 to 2024. On June 11, 2004, the Ministry notified us of its recommendation not to renew the concessions contract for an additional five-year period from 2019 to 2024. The Ministry based its recommendation on a report by OSIPTEL, which asserted that we had not complied with certain terms of the concessions contracts. The company has fifteen calendar days to respond. If the request for extension is denied, then we may petition for an additional five-year extension period from 2019 to 2024 in December 2008. We cannot assure you that our concessions contracts will be renewed for an additional five-year period, and our concessions contracts may expire in 2019.

(c)	For the purpose of adjusting the telephone rates (“tariff-rebalancing”), a non-renewable, limited concurrent five-year term (June 1999) for fixed local telephone service and both domestic and international long-distance carrier service was established. Subsequently, and following our request, through Supreme Decree N21-98-MTC dated August 5, 1998, the term of the limited concurrent period was shortened. At the same time, a revised tariff structure was imposed, which established maximum rates and replaced the tariff-rebalancing system.

(d)	A price cap system, based on specified formulas, became effective as of September 2001. See Item 3. “Risk Factors—Our concessions contracts require us to make ongoing rate reductions that adversely affect our financial results.”

(e)	The obligation to enter, with the consent of OSIPTEL, into interconnection agreements with other companies rendering carrier and final services, as well as with those providing telecommunications services.

(f)	Certain obligations regarding fixed local telephone service and both domestic and international long-distance telephone services related to quality improvement of the service rendered and the expansion plan. In Supreme Decree 21-98-MTC, the Peruvian government has recognized that these obligations have been satisfactorily complied with.

Telefónica Multimedia holds 20-year concessions for cable television services for Lima and other areas of Peru (pursuant to Resolution No. 108-93-MTC/15.17 and 030-96-MTC/15.17). The earliest date which Telefónica Multimedia’s concessions expire is 2013.

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

In accordance with the State Contracts Decree 013-93-TCC and its regulations, telephone concessionaires are required to pay the fees and rates, as set forth below.

Taxes and Fees	Beneficiary	Percentage
Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0	%(1)
Contributions for supervision services	OSIPTEL	0.5	%(2)
Commercial service usage rate	Ministry	0.5	%(3)

(1)	Computed as a percentage of annual revenues invoiced and collected of the final and carrier telephone services.
(2)	Computed as a percentage of annual revenues invoiced and collected for all different telecommunication services.
(3)	Computed as percentage of annual revenues invoiced and collected of all different telecommunications services under concession and/or authorization.

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

The Peruvian government assumed commitments, which are considered supernational laws, which cannot be abrogated or unilaterally modified by the government, by changes in the government, nor by changes to the constitutions of any of the member countries. Accordingly, for telecommunications services, the Government presented its schedule of commitments to the WTO about maintaining the limited competition period in fixed local telephone service and long-distance telephone service until June 1999 while opening other telecommunications services to full competition from either domestic or foreign investors, without distinctions in treatment between the two. Subsequently, the government reduced the period of limited competition to July 1998, when Peru increased its commitments under the schedule of commitments submitted to the WTO.

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

In March 2003, the Ministry modified Decree 20 by Decree 015-2003-MTC (“Decree 15”), to relax the expansion requirements for new entrants into the local fixed telephony and long-distance services market. Rather than having to comply with the minimum expansion plan within two years, new entrants now have five years to comply (although this time frame may be adjusted depending on demand). Also, Decree 15 eliminated the expansion requirements for anywhere outside of the Lima metropolitan area and reduced the minimal concession area to a political province while maintaining the political department as a local area. Decree 15 did not modify any of the terms of our State Contracts, and only applied to our competitors.

On November 27, 2003, the Ministry published Supreme Decree No. 062-2003-MTC establishing the interoperability system, which enables local operators to access the network of another local operator to offer services by prepaid cards. The decree established that the operators who want to access the interoperability system must commercially offer fixed telephone service and the Ministry must have approved their minimum expansion plans. As such, the Ministry intends to expand the overage of fixed telephone service. The technical, economic and legal requirements to access the interoperability system were established by OSIPTEL in Resolution No. 025-2004-CD/OSIPTEL on March 8, 2004. The economic requirements establish that, for calls originating and terminating in the same network, the interoperability operator of the prepaid card plan must pay the owner of the network the equivalent of twice the call origination interconnection charge for the call. On April 20, 2004, the Ministry promulgated Ministerial Resolution No. 284-2004-MTC/03, which established the minimum expansion requirements that the operators must complete to be eligible for operability. The operators must expand the minimal plans to provide telephone service in certain localities by at least 5% of the number of subscribers or at least 8% of the number of public telephones installed by the largest established operator.

On January 12, 2004, the Ministry via the President of the Republic sent to the Peruvian Congress the Project of Infrastructure Sharing, for their consideration and approval. This project would establish the obligation to share ownership of the infrastructure for electrical and telecommunications businesses, as demanded by considerations of public health, environment and urban planning and/or when it is determined by OSIPTEL. The project provides that according to the new infrastructure regulations, those businesses will only be obliged to share the infrastructure after the first two years of creation. The project delegated to OSIPTEL the power to establish the economic conditions to lease the infrastructure, and the technical criteria that will be established for the regulations. However, the project does not establish mechanisms that create incentives for the new infrastructure.

Local and Long-distance Services

Tariff-rebalancing Structure

Prior to 1994, rates for local and long-distance telephone services under a privatized market were significantly unbalanced in comparison to the costs of providing such services, with local service rates being heavily subsidized by domestic and international long-distance rates. In addition, installation fees significantly exceeded equivalent charges by operators in other countries. The tariff levels originally mandated under the State Contracts sought to gradually rebalance telephone service charges by significantly increasing monthly service charges while lowering measured service charges, particularly for long-distance. The State Contracts also mandated the gradual reduction of installation fees and elimination of the distinction in fees charged to residential customers and commercial customers. The State Contracts provided that tariffs charged at any point in time for telephone services may fluctuate within a band 5% above and 15% below established maximum levels set forth therein, and that we could adjust our rates on a quarterly basis (subject to the set maximum levels) in accordance with changes in inflation as measured by the CPI. In addition, if the CPI varied by more than 10% at any given time during the quarter, the State Contracts permitted us to appeal to the OSIPTEL for an immediate rate adjustment.

The maximum tariffs were determined according to two formulas contained in the State Contracts. The first formula applied the required yearly increases and decreases, as the case may be, on an approximate pro rata basis for each quarter. The second formula additionally adjusted rates to take account of changes in the CPI during the preceding quarter. At the end of each quarter, we were required to submit to OSIPTEL a proposal for the tariffs to be charged for the following quarter. The quarterly periods referred to herein for the purpose of adjusting tariffs do not coincide with fiscal quarters. OSIPTEL reviewed on an ongoing basis the weighted average tariff charged to users in order to monitor compliance with the maximum tariff levels.

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

Current Price Cap Structure

As of September 2001, pursuant to the State Contracts as modified by Decree 21, a price cap system went into effect, further restricting price increases and requiring overall rate reductions for certain services. This new system adopted a price cap formula, adjusted quarterly, for three regulated baskets as defined by the State Contracts. These three baskets are: (1) connection fees, (2) monthly fixed fees and local usage fees, and (3) domestic and international long-distance usage fees. The price cap formula took into account, among others, the rate of inflation as measured by the CPI and a “productivity factor” which, pursuant to the terms of the State Contracts, would be adjusted every three years. The formula allows us to increase tariffs up to the difference between the CPI and the productivity factor, equaling the gains in productivity of our business relative to the gains in productivity of the rest of the economy. We are still permitted under the price cap system to adjust our rates on a quarterly basis (subject to the maximum levels established by OSIPTEL) in accordance with changes in inflation.

OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be 6% annually, equivalent to 1.535% quarterly. As a result of the price cap formula, we have decreased our tariffs eleven times, in September and December of 2001, March, June, September and December in each of 2002 and 2003 and again in March of 2004. The three service baskets’ rates have decreased by 12.5%. During this period, we also increased the length of the off-peak hours.

Rates

The following table sets forth our rates and fees approved for the periods effective from January 1999 to August 2001 (as determined under the revised tariff system) and September 2001 to the present (as determined under the current price cap system). The rates and fees are stated in constant nuevos soles of July 31, 1998.

	Jan. 1999- Aug. 2001	Sept. 2001- Nov. 2001	% Var.	Dec. 2001- Feb. 2002	March 2002- May 2002	% Var.	June 2002- August 2002	Sept. 2002- Nov. 2002	% Var.
Installation:
Residential	437.58	432.53	(1.2)%	427.97	419.15	(2.1)%	410.04	403.89	(1.5)%
Commercial	437.58	432.53	(1.2)%	427.97	419.15	(2.1)%	410.04	403.89	(1.5)%
Monthly service charges(1):
Residential	46.31	45.67	(1.4)%	45.92	45.93	0.0%	45.64	44.99	(1.4)%
Commercial	46.31	45.67	(1.4)%	45.92	45.93	0.0%	45.64	44.99	(1.4)%
Measured service charges(2):
Local	0.077	0.077	(0.6)%	0.077	0.077	0.0%	0.077	0.075	(1.8)%
Local off-peak	0.039	0.038	(3.0)%	0.039	0.038	(2.4)%	0.038	0.038	(0.6)%
Domestic long-distance	0.511	0.512	0.3%	0.499	0.490	(1.7)%	0.494	0.529	7.0%
International long-distance	2.305	2.310	0.2%	2.227	2.143	(3.8)%	2.072	1.862	(10.1)%

	Dec. 2002- Feb. 2003	March 2003- May 2003	% Var.	June 2003- August 2003	Sept. 2003- Nov. 2003	% Var.	Dec. 2003- Feb. 2004	March 2004- May 2004(3)	% Var.
Installation:
Residential	398.97	386.91	(3.0)%	389.06	380.39	(2.23)%	373.20	361.57	(3.12)%
Commercial	398.97	386.91	(3.0)%	389.06	380.39	(2.23)%	373.20	361.57	(3.12)%
Monthly service charges(1):
Residential	44.86	44.06	(1.8)%	44.30	44.12	(0.41)%	43.74	42.70	(2.03)%
Commercial	44.86	44.06	(1.8)%	44.30	44.12	(0.41)%	43.74	42.70	(2.03)%
Measured service charges(2):
Local	0.073	0.070	(4.3)%	0.071	0.070	(1.41)%	0.070	0.068	(1.45)%
Local off-peak	0.037	0.032	(11.6)%	0.033	0.032	(3.03)%	0.032	0.032	(0.00)%
Domestic long-distance	0.529	0.490	(7.4)%	0.539	0.523	(2.97)%	0.518	0.508	(1.93)%
International long-distance	1.860	1.800	(3.2)%	1.892	1.907	0.79%	1.851	1.813	(2.05)%

(1)	Includes free local calling time equal to 60 billing minutes.
(2)	Applies to call completion charge equal to a one-minute interval. Price per billing interval is stated as a weighted average of traffic during peak and off-peak hours. For local and long-distance calls, a billing interval is one minute.
(3)	Productivity factor for May 2004 is 0.9924.

Interconnection Charges

The Interconnection Regulation came into effect on January 16, 1998, pursuant to Resolution No. 001-98-CD, establishing that operators must provide at least one point of interconnection in each local area for local-to-local, long-distance-to-local and long-distance-to-long-distance interconnections. The charges for interconnection services are freely negotiable between the parties and are calculated based on interconnection costs, contributions to the lender of local service and a reasonable profit margin. However, if the parties are unable to reach an agreement, interconnection charges established by OSIPTEL will be applied. Furthermore, OSIPTEL has the authority to establish ceilings on the amount of interconnection rates that may be charged.

At the opening of the market to competition by Decree 20, OSIPTEL established the maximum interconnection rate based upon the analysis of policies applied in other countries. Pursuant to Resolution No. 018-98-CD/OSIPTEL, dated October 5, 1998, OSIPTEL set the maximum and default interconnection charges at U.S.$0.015 per minute as the evening rate for interconnection to local fixed telephone networks and U.S.$0.029 for interconnection to all other public telecommunication services. In November 30, 2000, pursuant to Regulation No. 61-2000-CD/OSIPTEL, OSIPTEL reduced the maximum interconnection charge for local fixed telephone networks from U.S.$0.029 per minute to U.S.$0.0168 per minute, priced by each second rather than rounded to the nearest upper minute. This reduction became effective as of January 1, 2001. Subsequently, pursuant to Regulation No. 029-2001-CD, dated June 27, 2001, the maximum weighted average interconnection charge for local fixed telephone networks was further reduced from U.S.$0.0168 to U.S.$0.014 per minute, priced by the second. This further reduction came into effect as of July 1, 2001.

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

Resolution No. 037/99-CD, dated December 14, 1999, permitted long-distance concessionaires, including us, to recover from subscribers up to an industry total of U.S.$13.3 million in costs that they invested up-front for the expansion and development of the telecommunications network in Peru. The concessionaires who invested may then recover their costs by collecting over a five-year period per minute charges set at U.S.$0.0026 for 2000 and 2001, U.S.$0.0038 for 2002, U.S.$0.0043 for 2003 and U.S.$0.0042 for 2004 on outgoing calls, subject to modification.

Expansion and Service Requirements

The State Contracts set forth certain mandatory expansion objectives (on a cumulative basis) with regards to the installation of additional lines and public telephones in the Lima metropolitan area and the rest of Peru that we agreed to achieve and maintain through 1998.

We met all of our yearly additional line installation requirements under the State Contracts by December 31, 1998, and by 2003, we had installed 2,145,345 lines on a cumulative basis. The State Contracts required that we provide public telephone service by June 27, 1999, to each of the 1,494 population centers listed therein as having more than 500 inhabitants. In 1994, we initiated a program to expedite the expansion of rural telephone service and as of December 31, 1999, we provided public telephone service to essentially all of the 1,494 locations. By July 2002, we had expanded the public telephony service up to 1,611 population centers, with 167 of them being serviced through local fixed networks instead of single public telephones. By the end of 2002, 3,244 and 107,280 public telephones had been installed in rural and urban areas, respectively. By December 2003, we had installed 3,558 public rural telephones in 2,132 rural centers.

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

Years Ended December 31,	Service Requests Which Must be Met Within Waiting Time (%)	Waiting Time
2001	96	15 days
2002	97	10 days
2003	98	5 days
2004	98	5 days

We are in compliance with our expansion and service mandates. We file compliance reports with OSIPTEL:

•	on a monthly basis with respect to call efficiency, operator assisted calls, failures allowed and repairs; and

•	on a quarterly basis with respect to waiting time for installation.

Cable Television

OSIPTEL also regulates and oversees the regulation of cable broadcasting. Pursuant to the Telecommunications Law, concessions for cable broadcasting are granted for 20-year terms. Our cable television concessions were granted in 1993 for Lima and in 1996 and 2001 for seven other Peruvian provinces. On March 2004, the Ministry promulgated DS No. 012-2004-MTC which requires cable operators to install free of charge cable service in hospitals and state schools up to 1% of the number of subscribers in the concession area.

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

As of December 31, 2003, Telefónica, the Spanish international telecommunications company, owns indirectly approximately 97% of all our outstanding shares. The remaining 3% of our capital is owned by holders not affiliated with Telefónica. Our capital stock is owned by Telefónica Internacional, S.A., which is 100% held by Telefónica, and Telefónica Perú Holding S.A.C. Telefónica Internacional owns 100% interest of Telefónica Perú Holding S.A.C.

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

Telefónica Servicios Integrados S.A.C. provides telecommunications services related to computer and communications systems.

Transporte Urgente de Mensajería S.A.C. provides mainly general local and domestic courier services, collection, delivery services, special courier services, labeling, flier distribution and sorting of electronic mail.

Telefónica Servicios Comerciales S.A.C. provides services for sales of all types of telecommunications goods and services.

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

D.	Property, Plant and Equipment

Our principal properties consist of numerous buildings and telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, and equipment for radio communications. Exchanges include local exchanges, “toll” exchanges that connect local exchanges to long-distance transmission facilities and “tandem” exchanges that connect local exchanges with each other and with toll exchanges.

Our properties are located throughout Peru, principally in the Lima metropolitan area. Of the net book value of our total fixed assets as of December 31, 2003:

•	telephone plant and equipment represented approximately 85%;

•	land and buildings represented approximately 11%; and

•	work in progress and equipment in transit represented approximately 4%.

We believe that such assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

By the end of December 2003, we had replaced almost all electro-mechanical and semi-electronic exchanges with digital exchanges, and our digitalization rate was approximately 96%. The company’s investment policy is focused on securing a profitable growth in all its lines of business, upgrading the telecommunications networks in order to maintain an optimum level of service for its clients.

In 2003, Telefónica del Peru invested S/.421 million, an increase of 30% from 2002. The use of new technologies and the increase of internal efficiency enabled the growth of traditional businesses (local telephony, public telephony and cable TV) with decreased investments. The company, which is committed to the development of the Information Society in the country, allocated S/.94 million to the growth of access to the Internet, mainly in Broadband. This item accounts for 22% of the investments in 2003, an increase of 96% compared to 2002. Investments are expected to increase in the forthcoming years.

At December 31, 2003, the net value of our material fixed assets was S/.6,000.0 million. In addition, we had S/.26.3 million of net assets acquired through lease financing, primarily buildings and vehicle acquisitions. At December 31, 2003, the number of installed lines was 2,145,345, of which 91.8%, or 1,968,879, were lines in service.

Our Network

Description	1999	2000	2001	2002	2003
Coaxial cable (Km)	5,090	5,585	5,697	5,738	5,797
Fiber optic cable (Km)	6,139	6,508	6,728	6,761	6,993
Limited-consumption lines (Thousands of Km)	5,038	5,270	5,270	5,316	5,517

For more information on our property, plant and equipment, see “—Business Overview”.

Item 5. Operating and Financial Review and Prospects

In addition to the management discussion below, you should carefully read our Consolidated Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us. We prepare our financial statements in accordance with Peruvian GAAP. Peruvian GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Note 36 to our Consolidated Annual Financial Statements.

Introduction; Presentation of Financial Information

We are a provider of fixed local, domestic and international long-distance, cable television, business communications and other telecommunications services in Peru.

Factors Affecting Our Consolidated Results of Operations

Peruvian Political and Economic Environment

As a Peruvian company with all of our operations in Peru, our financial condition and results of operations have been, and will continue to be, influenced by the economic, political and social environment in Peru. We believe that continued growth in the demand and customer base for our services in Peru will be influenced by the growth rate of the Peruvian economy as well as the nation’s economic, political and regulatory policies.

During the period from 1997 to 2003, Peru experienced intermittent periods of economic growth and contraction, as a result of external factors, including but not limited to, interest rates in global financial markets, the impact of changes in international prices of commodities, low growth affecting the United States and other trading partners, and the impact of changes in the credit ratings of Peruvian sovereign bonds. Peru’s economy is also affected by internal factors, including but not limited to, general current economic, business or political events in Peru, natural occurrences such as El Niño, earthquakes and floods, depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, and the level of foreign direct and portfolio investment.

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

President Toledo, who assumed the presidency in July 2001, implemented numerous proposals to stimulate Peru’s economy, including privatization and a fiscal austerity program. In 2001, the Peruvian government completed 14 privatization and concession-granting processes for a value of U.S.$255 million and generated U.S.$97 million in investment projects. Nonetheless, although Toledo’s policies spurred moderate economic growth in the fourth quarter of 2001 and the first quarter of 2002, certain of his social and economic priorities have been met with political resistance. For example, in June 2002, in response to protests and political opposition in Arequipa and Tacna to the sale of power generation companies Egasa S.A. (Generación Eléctrica de Arequipa, S.A.) and Egesur, S.A. (Generación Eléctrica del Sur, S.A.), the Peruvian government suspended the sale of the two companies and the privatization process. Regional authorities also challenged the sale.

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

Among the economic results of 2003, the solid performance of the external sector is worth highlighting. Both economic activity and the balance of payments have benefited from the excellent year experienced by exports. Aside from traditional exports, which benefited from higher mineral prices, nontraditional exports increased based on textiles, chemicals, and specialized agricultural products due to ATPDEA. The fiscal sector met its anticipated targets: increasing the tax pressure and achieving the tax deficit goal agreed with the International Monetary Fund. On the other hand, inflation and the exchange rate have remained at low and quite stable levels as a result of the active work performed by the Central Reserve Bank of Peru (BCRP) and of a stable regional context.

The economic outlook for 2004 is moderately optimistic: homogeneous economic growth among primary and non-primary sectors, which could be reflected in a certain improvement in the household economy, without the risk of abrupt increases in the exchange rate and inflation. The main factors that could affect the economic performance of 2004 are: (i) the international factors resulting from the possible delay in the recovery of the United States and China’s economic growth slowdown, (ii) the softness in public finance and the difficulty of financing expansion and (iii) the political uncertainty associated with the low levels of presidential approval.

Macroeconomic Results

The growth rate of the Gross Domestic Product (GDP) for 2003 was one of the highest within the region, reaching 4.0% compared to the previous year. Most of this growth is due to the exportation of mining products and the relative dynamism shown in investments in the textile sector and in the Camisea gas mega project. However, private investment has not increased in all sectors of the economy, so as to create a sustained growth of economic activity.

As far as the fiscal sector is concerned, the current revenues of the Central Government increased due to higher tax collection rates, which is, in turn, explained by two factors: (i) the increased efficiency of SUNAT and (ii) an increase in the key tax rates for the economy, such as VAT and Selective Tax on Consumption (ISC). As a result, the government was able to achieve its fiscal target of a deficit of 1.9% of the GDP. For their part, the central government’s expenses continue to grow, though public investment has dropped. Consequently, the composition of public spending is a matter of concern.

For its part, during almost the whole year the trade balance registered a surplus due to favorable terms of trade and the good performance of non-traditional exports. In the first case, the price of our exports was benefited by the rise in the price of gold and main industrial metals (copper, zinc) resulting from a greater demand by more developed economies. In the second case, the ATPDEA boosted the exports of the textile sector.

Prices remained relatively stable throughout the year. Annual inflation remained within the target range of the BCRP (2.48%, the target being 2.5%), which allowed the Central Bank to develop a loose monetary policy, which was required to avoid a greater depreciation of the national currency.

Moreover, the exchange rate continued to be stable in 2003, with a slight upward trend towards the end of the year, reaching a level of S/.3.464 per dollar at the end of the year. The limited volatility is due to favorable regional developments, where the financial markets are considering the future progress of the reforms introduced in Brazil, as well as the active participation of the BCRP in the foreign exchange market, which purchased up to U.S.$1,050 million during the year.

2004 Outlook

As in 2003, the GDP growth rate in 2004 is expected to be one of the highest within the region. The economy is expected to grow at a more moderate rate, although the growth is expected to be more homogeneous among sectors. The growth rate is expected to come mainly from exports. Although domestic demand is expected to grow less than the GDP, private consumption is expected to maintain a moderate growth. Investment in the construction, mining and industry sectors is expected to increase due to the Camisea project, projects related to housing construction driven by the “Mivivienda” and “Techo Propio” programs, and investments associated with the renovation of equipment for the textile and clothing industry, which are the beneficiaries of the ATPDEA.

Regarding fiscal aspects, the increased rates of tax collection are expected to continue in 2004, due to the creation of new taxes such as the Tax on Financial Transactions (ITF) and the increase in some already existing rates (VAT, income tax). However, the increase in revenues is expected to be offset by increased government expenditures, whereby the fiscal deficit for 2004 would remain practically unaltered. There is a risk of not being able to gradually reduce the fiscal deficit in the forthcoming years, if more emphasis is not placed on the contraction of public spending.

The largest portion of the reduction observed in the current account deficit responds to an improved trade balance, explained by the dynamism in exports which counteracted the growth of imports in the first part of 2004. For 2004, non-traditional exports are expected to continue being driven by the ATPDEA, and traditional ones such as mining products, by the increase in international prices of commodities. For their part, imports of capital goods are expected to increase, mainly due to purchases related to Camisea and machinery for the textile sector. All this is expected to help in reducing the current account deficit, which by year end will be close to 1.4% of the GDP.

Inflation is expected to remain at low and stable levels. For 2004, a neutral monetary policy on the part of the BCRP is expected as compared to that of 2003 to maintain inflation levels within the target range of 1.5 to 3.5%. However, certain pressures on prices could occur as a result of an increase in farming and oil prices.

During the last three years and so far in 2004, there has been significant pressure for an exchange rate appreciation. This behaviour is expected to be maintained throughout 2004 due to the improved trade terms based on the increase in prices of the main exports. On the other hand, since 2003 a surplus trade balance has been registered (net entrance of capitals) and is expected to remain so as a result of the ATPDEA and by the replacement of the importation of oil for gas. This would also have notable effects on the exchange rate. The foregoing does not rule out episodes of foreign exchange volatility associated to external events (economic shocks) or internal events (political shocks).

See Item 3: “Key Information—Risk Factors—Risk Factors Related to Peru—We are affected by changes in the political climate in Peru to the extent that such changes affect the nation’s economic and regulatory policies” and “—Peru’s economic conditions have an impact on our business, operations and the market price of our Class B shares”.

Inflation and Depreciation

Although our business and results of operations are affected by the economic environment in Peru in general, we are particularly affected by certain economic indicators such as inflation and depreciation of the nuevo sol. During 2003, 2002, 2001 and 2000, depreciation (appreciation) of the nuevo sol with regard to the U.S. dollar, and inflation in accordance with the National Wholesale Price Index, were as follows:

Year	Depreciation (appreciation)	Inflation (deflation)
2000	0.43%	3.80%
2001	(2.30)%	(2.20)%
2002	2.00%	1.70%
2003	(1.45)%	2.00%

Inflation affects our financial statements through the effect of exposure of our monetary assets and liabilities to inflation. Our financial results are impacted by inflation/deflation every year and the line item “other income, expenses” is adjusted to take into account the loss from exposure to inflation and deflation.

Increasing Competition

Competition as a result of the opening of the telecommunications market in Peru has adversely affected our domestic and international long-distance telephony segments. Although the overall demand for fixed local and long-distance services has increased in Peru over the years, our revenues from domestic long-distance services decreased from 8.3% in 2000 to 5.6% of total operating revenues in 2003, while revenues from international long-distance services decreased from 9.6% in 2000 to 4.8% in 2003. The decrease in revenues in these areas is due to a combination of a reduction in net settlement revenues, the impact of the multi-carrier system, and a reduction in the maximum tariffs and interconnection charges that we are permitted to charge. We expect that our long-distance revenues will continue to fall as a percentage of our operating revenues. Furthermore, although competition has only had a negligible impact thus far on our fixed local telephone revenues, we expect that this will change in the future as the regulatory authorities have committed themselves to strengthening competition in this particular market. For example, the Ministry has recently published a regulation regarding the introduction of an interoperability system, which allows other operators to access our fixed local network.

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

Ongoing Reduction in Tariffs

The tariff scheme for local and long-distance telephony services plays a key role in our operating and financial results. Our fixed local and long-distance telephony tariffs are subject to a price cap structure based on inflation and a productivity factor to be determined and set by OSIPTEL every three years. In March 2003, as part of our negotiated agreement with OSIPTEL, we released a set of new service plans for fixed local telephony. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates”.

Our results of operations are vulnerable to the possibility of future changes to the tariff structure and the productivity factor imposed by OSIPTEL. Tariff reductions of differing scopes and magnitudes may continue for a number of years and while we intend to continue to strive to control operating costs and improve productivity, those costs may not offset, in whole or in part, the decline in operating margins that may result in the mid to long-term. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our State Contracts require us to make ongoing tariff reductions which adversely affects our financial results”.

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

Revenues, costs and expenses recognition. Revenues for all telephone services are recognized in the period in which the services are rendered, as measured primarily by the minutes of traffic processed. Local, domestic and international long-distance fixed telephone services are billed monthly based on a cyclical system. Services not billed from the day of closing of the billing to the last day in the month, are included in the next cyclical billing. The rights and obligations arising from commercial operations with interconnection operators and carriers abroad for international long-distance services are recorded monthly for the estimated accrued value. When the final liquidations for participation in incoming and outgoing call traffic are received, the provision is annulled and the net transaction amounts are recorded. Revenues and costs from telephone line installations are recognized at the time the related contracts are signed, except in the case of the Popular Telephone service, in which the installation revenues and costs are recognized during the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

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

Income tax and workers’ profit sharing. Income tax and workers’ profit sharing are determined in accordance with tax and legal regulations in force in Peru. The income tax rate and workers’ participation are 30% and 10%, respectively, due to the tax stability agreement signed with the Peruvian government; see note 25 to the Consolidated Annual Financial Statements. In addition, deferred income tax and workers’ profit sharing are recognized using the balance sheet method. According to the balance sheet method:

•	deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the rate we expect to liquidate such taxes; and

•	the deferred assets are reduced, if necessary, in the amount of those tax benefits (credits) which, according to available evidence, are estimated to not be realizable.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting in taxable income or expense for income tax and workers’ profit sharing. Temporary differences ordinarily become taxable income or deductible assets when the related asset is recovered or the related liability is settled. A deferred tax liability or deductible asset represents the amount of taxes payable or refundable in future years. In accordance with the corresponding accounting standard, we determine our deferred tax based on the tax rate applicable to their non-distributed profits. Any additional tax on profit distribution is recorded on the date in which such distribution is agreed.

In accordance with Resolution 110-99-EF-94.10 of CONASEV, on December 31, 1999 we began recording the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.152,556,000 as of December 31, 1997 (constant nuevos soles as of December 31, 2003), of which one-sixth is recorded as a charge to retained earnings until the accumulated effect is fully recognized. As of December 31, 2003, 2002 and 2001 we have recognized approximately S/.131,739,000, S/.107,312,000, and S/.82,457,000, respectively, of such accumulated effect.

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

Intangible assets. Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits attributable to the asset will flow to us and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives, which is usually five years. The amortization period and the amortization method are reviewed at the end of each year.

Peruvian GAAP

Peruvian GAAP requires that the financial statements be adjusted for inflation using the Indice de Precios al por Mayor, or the IPM, the Peruvian equivalent to the National Wholesale Price Index. See Note 5(a) to the Consolidated Annual Financial Statements. IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 2 “Share-based Payment,” IFRS 3 “Business Combinations,” and IFRS 4 “Insurance Contracts” issued by the FASB have not been approved by the CNC and are not yet applicable in Perú. For purposes of the discussion of operating revenue contained in this section, tariffs as adjusted by the CPI have also been restated in constant nuevos soles as of December 31, 2003 by using the IPM. The CPI and IPM generally follow the same pattern but have varied slightly in the past. As a result, the magnitude of tariff changes presented in this section may differ slightly from the magnitude of tariff changes established by the State Contracts. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Local and Long-Distance Services”. Unless otherwise indicated, all financial data are presented in thousands of constant nuevos soles as of December 31, 2003.

New Accounting Pronouncements

The following is a discussion of significant new accounting pronouncements under U.S. GAAP and Peruvian GAAP in relation to our financial results.

New Accounting Pronouncements Under U.S. GAAP

SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132 (Revised 2003), (“SFAS 132R”) requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. We do not have any pension plans which could be impacted by this accounting pronouncement.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 had no significant impact on our earnings or financial position, due to the provisions set forth in the State Contracts.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 had no significant impact on our earnings or financial position.

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate those entities. FIN 46 is effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. FIN 46R had no significant impact on our earnings or financial position.

Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”. This Statement amended and refined certain characteristics of derivative instruments and hedges. The adoption of this Statement had no significant impact on our financial position or results of operations.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The adoption of this Statement had no significant impact on our financial position or results of operations.

Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no significant impact on our financial position or results of operations.

Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The adoption of EITF Issue No. 01-08 did not have a material effect on our consolidated results of operations, cash flows or financial position.

Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus on EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on our consolidated results of operations, cash flows or financial position.

New Accounting Pronouncements Under Peruvian GAAP

Recognition and Measurement of Financial Instruments

The CNC approved International Accounting Standard (“IAS”) 39, “Recognition and Measurement of Financial Instruments” in May 2001 and application of IAS 39 became effective under Peruvian GAAP on January 1, 2003. IAS 39 requires that all financial assets (including derivatives) must be recognized at cost value, and subsequently revalued at the estimated fair value, with the exception of loans, investments held to maturity or financial investments whose values cannot be ascertained by the market, which will be recognized at cost. In the case of financial liabilities, only derivatives and liabilities held for trading will be considered at the estimated fair value. The company can recognize the estimated fair value changes in the consolidated statement of income corresponding to the period, or, instead, only record in such statement the changes of the instruments held for trading, recording the changes of the other instruments directly to shareholders’ equity. The standard also establishes that the effects of hedging operations must be recognized in the consolidated statements of income in order to offset the changes in the underlying assets that are being hedged. The adoption of such IAS had no significant impact on our financial position or results of operations.

Investments in Property

The CNC approved IAS 40, “Investments in Property” in May 2001 and application of IAS 40 became effective under Peruvian GAAP on January 1, 2002. IAS 40 requires that one of the following recording methods must be applied with regards to lease income generated from investments in property:

(i)	estimated market value, and any change in such value must be reflected in the income statement, or

(ii)	cost, disclosing the estimated market value in a note to the consolidated financial statements. The chosen method must be applied to all investments in real estate held by the entity.

The adoption of provisions of IAS 40 did not have a material effect on our Consolidated Annual Financial Statements.

Accounting for Inflation

Pursuant to CNC Resolution No. 031-2004/EF/93.01 issued on May 18, 2004, the CNC has suspended the requirement to adjust the financial statement for inflation until January 1, 2005. Beginning on January 1, 2005, the balance sheets as of December 31, 2004 should be adjusted for inflation as initial historical balances.

A.	Results of Operations

The following table sets forth our operating revenues from continuing operations for the periods indicated for each category of service shown and the percentage that each category contributes to total operating revenues. See our Consolidated Annual Financial Statements for operating revenues from discontinued operations from the years indicated below.

	Fiscal Years Ending December 31
	2001		2002		2003
	(thousands of constant nuevos soles)
Fixed local telephone services:
Monthly service charges(1)	839,310	22.8%	885,180	25.1%	880,232	25.5%
Measured service charges(1)	697,051	18.9%	628,337	17.8%	531,576	15.4%
Installation fees	14,215	0.4%	20,824	0.6%	20,845	0.6%
Other	78,190	2.1%	95,289	2.7%	99,423	2.9%

Total	1,628,766	44.2%	1,629,630	46.2%	1,532,076	44.4%
International long-distance telephone services:
Incoming traffic revenues	180,082	4.9%	81,642	2.4%	51,276	1.5%
Net outgoing traffic revenues(2)	117,614	3.2%	70,588	2.0%	52,288	1.5%
Others(3)	8,790	0.2%	29,580	0.8%	62,119	1.8%

Total	306,486	8.3%	181,810	5.2%	165,683	4.8%

Domestic long-distance telephone services(4)	305,256	8.3%	254,893	7.2%	194,530	5.6%
Public telephone services	696,959	18.9%	760,761	21.6%	702,240	20.4%
Cable television	277,307	7.5%	300,196	8.5%	320,003	9.3%
Business communications	200,564	5.4%	203,531	5.8%	267,129	7.7%
Telephone directory advertising(5)	90,201	2.4%	—	—	—	—
Others (Interconnection and services granted to related parties)(6)	181,930	5.0%	195,404	5.0%	265,470	7.8%

Total operating revenues	3,687,469	100.0%	3,526,225	100%	3,447,131	100%

(1)	Includes reclassifications in 2001 of fixed local telephone services to international long distance, and domestic long distance (both for Tarjeta 147).
(2)	Calculated net of payments by us to foreign carriers for the portion of an outgoing call carried over such carrier’s network.
(3)	Includes reclassifications in 2001 for Tarjeta 147.
(4)	Includes Tarjeta 147 domestic long-distance revenues.
(5)	As of February 8, 2002 this business is no longer part of our company.
(6)	Includes reclassification in 2001 for fixed-to-mobile traffic and mobile-to-fixed traffic.

The following table sets forth our operating expenses for the periods indicated for each category shown and the percentage each category contributes to total operating expenses.

	Fiscal Years Ending December 31, (thousands of constant nuevos soles)
	2001		2002		2003
Personnel	483,150	18.0%	422,928	15.7%	404,110	14.5%
General and administrative	987,944	36.9%	920,243	34.2%	969,072	34.7%
Depreciation and Amortization	981,315	36.6%	994,282	36.9%	1,002,593	35.9%
Technology transfer and management fee from shareholder	170,959	6.4%	234,910	8.7%	295,429	10.5%
Materials and supplies	60,248	2.2%	56,262	2.1%	60,548	2.2%
Shared service center expenses(1)	122,479	4.6%	112,622	4.2%	107,545	3.8%
Capitalization of costs for telephone plant construction	(126,533)	(4.7)%	(47,776)	(1.8)%	(45,101)	(1.6)%

Total operating expenses	2,679,562	100%	2,693,471	100%	2,794,196	100%

(1)	This line item includes costs associated with outsourcing services to Telefónica Gestión de Servicios Compartidos beginning in 2001.

Comparison of Results of Operations For the Fiscal Years Ending December 31, 2003 and 2002

Operating Revenues

Operating revenues from continuing operations decreased 2.2% to S/.3,447.1 million in 2003 from S/.3,526.2 million in 2002. This was attributable to lower revenues from Long Distance (17.5%), Local Telephony (6.0%) and Public and Rural Telephony (7.7%), partially offset by the increases in revenues from Business Communications (31.2%), Cable Television (6.6%) and Other Operating Revenues (35.9%).

Fixed Local Telephone Services

Fixed local telephone services primarily consist of measured service charges, monthly service charges, installation fees, and other services. The amount of revenue from fixed local services depends on:

•	the volume of local telephone traffic (as measured by the number of minutes);

•	the number of new lines installed;

•	the number of billable lines in service; and

•	the rates we charge which are affected by quarterly adjustments according to OSIPTEL.

Fixed local telephone service decreased 6.0% to S/.1,532.1 million in 2003 from S/.1,629.6 million in 2002. This decrease was due to a reduction in measured service charges of 15.4% as a result of the migration to new tariff plans, which began in the first quarter of 2003, and the application of the productivity factor in March, June, September and December of 2003.

Monthly service charges. Monthly service revenues include the monthly basic charges for classic lines and prepaid limited-use lines. The amount of revenue depends on the rates we charge and the number of billed lines in service. Revenues from monthly service charges decreased to S/.880.2 million in 2003 from S/.885.2 million in 2002, representing a 0.6% decrease due to the migration to our new tariff plans launched between March and May 2003 and due to the application of the productivity factor.

Measured service charges. Measured service includes revenues that we collect from local calls made by our classic line and limited use line customers and a portion of our prepaid card sales for voice or Internet communication. Measured service revenues from classic lines derive from local calls made by our customers once they have used all their local minutes included in the monthly service charge. Measured service revenues from limited-use lines derive from the number of local minutes included in the service plan. Measured service revenues from prepaid cards are allocated to fixed local telephone services based on the amount of local traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Both classic line and limited-use line customers can use Tarjeta 147, but the latter’s usage outweighs the former’s. Measured service revenues depend first on the volume of fixed-to-fixed local telephone traffic from our classic lines as measured by the total number of minutes and the rates that we charge. Measured service revenues from limited lines depend second on the number of limited-use plans purchased by our customers and the number of minutes included in the plan. In general, limited-use line customers consume fewer telephone services than classic line customers, so that the portion of revenues from limited-use lines are less than classic lines.

Revenues from measured local service decreased to S/.531.6 million in 2003 from S/.628.3 million in 2002, representing a 15.4% decline due to decreased traffic as a result of the migrations to our new tariff plans implemented in 2003 and the application of the productivity factor.

Installation. Revenues from installation fees consist primarily of fees for installation of new phone lines. Revenues depend on the number of new lines installed and the installation rate that we charge. Revenues from installation fees amounted to S/.20.8 million in 2003, similar to 2002.

Other. Revenues from other services consist of fees from Memovox, three-party conferencing, sale of telephones, among others. Revenues increased 4.3% to S/.99.4 million in 2003 from S/.95.3 million in 2002.

International Long-distance Telephone Services

International long-distance services consists of incoming and outgoing international telephone traffic and switched transit traffic throughout Peru. The amount of revenues depends on the following:

•	the volume of incoming and outgoing international telephone traffic (as measured by the number of minutes);

•	the rates we charge our customers;

•	the settlement rates agreed to with various international carriers; and

•	the volume of sales of our prepaid phone cards.

International long-distance telephony revenues amounted to S/.165.7 million in 2003 from S/.181.8 million in 2002, representing an 8.9% decrease.

Incoming traffic revenues. Incoming traffic revenues consist of the measured service charge for an incoming international long-distance call. Revenues from incoming international long-distance traffic fell to S/.51.3 million in 2003 from S/.81.6 million in 2002, representing a 37.2% decrease. This decrease was caused due to an average of 38.0% lower settlement rates.

Outgoing traffic revenues. Outgoing traffic revenues consist of the measured service charge for an outgoing international long distance call. Revenues from international long-distance outgoing traffic reached to S/.52.3 million in 2003 from S/.70.6 million in 2002, representing a 25.9% decrease, primarily due to lower tariffs as a result of continual advertising campaigns and market competition.

Others. Revenues from other international long distance come from “Tarjeta 147”, “Tarjeta Hola Perú” and other sources such as rental fees from international operators for the use of our circuits. Revenues from prepaid cards are allocated to international outgoing calls based on the amount of international traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Revenues increased by 110.0% in 2003 to S/.62.1 million from S/.29.6 million in 2002. This increase was due to sales of “Hola Perú” cards resulting primarily from the development of distribution channels and from the establishment of more market competitive rates. In addition, during the year we conducted the advertising campaign, “Soles de Regalo”, which increased the value of the prepaid cards by 30%. We also promoted prepaid cards for different events such as “El Caserito Regalón” and “Ferias y Bodega”.

Domestic Long-distance Telephone Services

The amount of revenues from domestic long-distance services depends on:

•	the rates we charge our customers;

•	the volume of domestic long-distance traffic (as measured by the number of minutes); and

•	the volume of sales of our prepaid phone cards.

Revenues from domestic long-distance decreased 23.7% to S/.194.5 million in 2003 from S/.254.9 million in 2002, primarily due to lower tariffs as a result of continual promotions and the substitution of direct dial with prepaid cards.

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

Revenues from public telephone services decreased 7.7% to S/.702.2 million in 2003 from S/.760.8 million in 2002, mainly explained by lower revenues from fixed-to-fixed domestic long distance traffic due to market pressure on tariffs as a result of significant migration from coin usage to the use of prepaid cards sold by us and other operators, the increase in the mobile subscriber base, the increase of prepaid lines in basic telephony and the increase in our main competitors’ new lines.

Cable Television

Cable television services are provided through our wholly owned subsidiary Telefónica Multimedia S.A.C. The amount of revenues from Telefónica Multimedia for cable television and CableNet broadband cable Internet connection services depend primarily on:

•	the number of subscribers;

•	the rates that we charge for various service and program options;

•	installation fees charged to new subscribers; and

•	advertising revenues.

Total revenues from Telefónica Multimedia increased 6.6% to S/.320.0 million in 2003 from S/.300.2 million in 2002.

Cable television. Revenues from cable television services come from monthly access fees. Revenues increased 3.2% to S/.262.3 million in 2003 from S/.254.2 million in 2002.

CableNet. CableNet revenues are derived from monthly access fees and installation fees, which comprise 7.2% of Telefónica Multimedia’s revenues. CableNet revenues increased by 92.4% to S/.23.0 million in 2003 from S/.11.9 million in 2002, primarily due to an increase in the number of users of Cablenet as a result of advertising campaigns and promotional offers.

Advertising. Advertising revenues represent 9.0% of the revenues of Telefónica Multimedia. Revenues decreased 6.1% to S/.28.9 million in 2003 from S/.30.8 million in 2002. Telefónica Multimedia regained its status as one of the principal providers of advertising space in Peruvian television, with an estimated market share of 12.1% of Peruvian television advertising revenues in 2003.

Others. Includes TV Net and Other TV Cable revenues (installation fees, decoder, others). These revenues increased 68.2% to S/.5.8 million in 2003 from S/.3.3 million in 2002, generated mainly by increasing revenues in installation fees.

Business Communications

Our revenues for business communications are derived from our data transmission services, including Digired and ADSL, among others, from the commercialization of ISDN lines and from the sale or leasing of telephone exchanges. The amount of our revenues is determined by:

•	rates and prices charged for various services and products; and

•	the quantity of our services and products sold or leased to customers.

Business communication revenues increased 31.2% to S/.267.1 million in 2003 from S/.203.5 million in 2002, primarily due to the strong promotion of growth in Broadband. As a result, lines in service increased from 34,389 at the end of 2002 to 90,689 in December 2003, a 163.7% increase. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

Other (Interconnection and Services Granted to Related Parties)

Revenues under this line item increased to S/.265.5 million in 2003 from S/.195.4 million in 2002, representing a 35.9% increase. These revenues come from interconnection services provided to other telephone operators and services granted to related companies.

The amount of interconnection revenues is determined by:

•	the number of fixed, long-distance multi-carrier and mobile telephone calls that need to be interconnected; and

•	the interconnection rates we charge, which are contractually negotiated among telephone operators but also capped at a maximum default charge established by OSIPTEL.

The increase in revenues was due primarily to higher interconnection revenues, related to higher traffic, and higher costs associated with installing and maintaining the interconnection network. There are now 16 long-distance operators who participate in the multi-carrier system and 12 who offer prepaid phone cards. As of May 3, 2004, we have interconnection relationships with 19 operators. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Interconnection From Other Operators”.

Cost of Sales and Operating Expenses

Cost of sales and operating expenses primarily consist of general and administrative expenses, personnel expenses and depreciation. Operating expenses from continuing operations amounted to S/.2,794.2 million in 2003 from S/.2,693.5 million in 2002, representing a 3.7% increase. This was due to an increase in general and administrative expenses by S/.49.0 million (5.3%), an increase in depreciation by S/.8.0 million (0.8%) and an increase in materials and supplies of S/.4.0 million, which was partially offset by lower personnel expenses (S/.19.0 million).

Personnel

Personnel expenses are determined by:

•	salaries and benefits paid to each employee; and

•	the number of employees.

Personnel expenses decreased to S/.404.1 million in 2003 from S/.422.9 million in 2002, representing a 4.4% decrease due to lower interannual average number of employees. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) decreased by 1.5% to 3,316 employees at the end of 2003 from 3,366 employees at the end of 2002.

General and Administrative

General and administrative expenses include services rendered by third parties (consisting of expenses for leases, maintenance and repairs, among others) and by provisions for doubtful accounts. General and administrative expenses increased 5.3% to S/.969.1 million in 2003 from S/.920.2 million in 2002. This increase is primarily due to advertising and promotion expenses related to the new tariff plans, the contract with Terra regarding the development of advertising services, the provision of broadband content and email services, and higher expenses for sports events and signal rentals due to the 7.0% increase in the average lines of Cable TV from the year 2002.

Provisions for doubtful accounts, increased to S/.125.5 million in 2003, or 3.6% of revenues, compared with S/.120.1 million in 2002, or 3.4% of revenues in 2002, which represents an increase of 3.6% in 2003 primarily due to a decrease in collection rates for interconnection receivables.

Depreciation and Amortization

Depreciation and amortization increased 0.8% to S/.1,002.6 million in 2003 from S/.994.3 million in 2002. These higher expenses were due to new activations in our installed plant. On December 31, 2003, work in progress decreased by 10.4% to S/.243.2 million compared with S/.271.4 million in 2002. The increase in our installed plant in service increased the base upon which we calculate our depreciation, resulting in a higher depreciable average plant, and higher depreciation costs.

Technology Transfer and Management Fee from Shareholders

Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to management contracts. The management contract considers a quarterly payment to Telefónica Internacional, which includes a transfer fee of 1.0% of our operating revenues as well as a management fee of 9.0% of our operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties. These fees increased 25.8% to S/.295.4 million in 2003 from S/.234.9 million in 2002. The management fee is paid on a quarterly basis only if we meet certain financial criteria. In 2003, the criteria was satisfied in four quarters and the management fee was paid four times that year. In 2002, the management fee was paid three times because we satisfied the criteria during three quarters.

Materials and Supplies

Expenses related to materials and supplies include expenses associated with projects for business communications, such as the sales of telephone exchanges and fuel costs for our vehicles. Materials and supplies expenses increased 7.6% to S/.60.5 million in 2003 from S/.56.3 million in 2002. This was primarily due to the increase and development of the ADSL product.

Shared Service Center Expenses

Shared service center expenses include refundable costs and payments made to Telefónica Gestión de Servicios Compartidos S.A.C. pursuant to a service contract for the provision of administrative services. These expenses decreased 4.5% to S/.107.5 million in 2003 from S/.112.6 million in 2002. The decrease was principally due to improvements in efficiency. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Other Contracts”.

Capitalization of Costs for Telephone Plant Construction

Capitalization of costs for telephone plant construction represents the value of work performed for and capitalized as part of fixed assets. This amount decreased 5.6% to S/.45.1 million in 2003 compared with S/.47.8 million in 2002. This decrease was due to a lower level of costs in proportion to investments.

Operating Income

Operating income reached to S/.652.9 million in 2003 compared with S/.832.8 million in 2002, representing a 21.6% decrease. This was primarily due to the lower revenues from Long Distance, Local Telephony, and Public and Rural Telephony as well as an increase in operating expenses.

Other Income, Expenses

Non-operating loss (“other income, expenses”) decreased 25.9% to S/.389.3 million in 2003 from S/.525.2 million in 2002. The reduction was due to the following:

•	The losses registered in “Other, net” decreased to S/.281.3 million in 2003, S/.65.1 million less than 2002 due to lower extraordinary expenses as a result of lower costs related to the disposal of investments and stocks, and lower costs of early retirement programs.

•	Financial expenses decreased to S/.138.8 million in 2003 from S/.232.2 million in 2002, mainly because of lower debts levels resulting from the better cash flow generation and the lower interest rates reducing our interest expense.

•	Early retirement charges decreased 58.8% to S/.27.5 million in 2003 from S/.66.8 million in 2002, because the expenses related to the strike and our early retirement program in 2002 were not incurred in 2003.

Gain (Loss) From Exposure to Inflation/Deflation

The amount adjusted for inflation was a gain in 2003 of S/.6.8 million compared to a loss of S/.16.4 million in 2002. This was caused by the effect of the devaluation of the nuevo sol by 2% against the U.S. dollar and the increase in the IPM by 2% in 2003.

Workers’ Profit Sharing Expense and Income Tax

Workers’ profit sharing expense is calculated as a percentage of income before income tax and workers’ profit sharing, while income tax is determined as the larger of the income tax rate of 30% or the alternative minimum tax rate of 2% of total assets, excluding certain investments and certain property, plant and equipment and adjusted for inflation. Workers’ profit sharing expense and income tax decreased 4.4% to S/.248.5 million in 2003 from S/.259.9 million in 2002. The decrease was primarily due to a reduction in net income before these taxes, which decreased the proportionate expenditure.

Net Income

Net income amounted to S/.21.9 million in 2003 compared with S/.31.3 million in 2002, representing a 29.8% decrease, as a result of the factors discussed above. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

Comparison of Results of Operations for the Fiscal Years Ending December 31, 2002 and 2001

Operating Revenues

Operating revenues from continuing operations decreased to S/.3,526.2 million in 2002 from S/.3,687.5 million in 2001, representing a 4.4% decrease. This decrease was attributable to a 28.6% reduction in combined international and domestic long-distance telephone revenues, as discussed below. In addition, we sold our telephone directory advertising segment to Telefónica Publicidad e Información (TPI) on February 8, 2002. Absent that sale, our operating revenues from continuing operations only decreased 2%. The impact of the long-distance telephone segment was partially offset by an increase in revenues from public and rural telephony (9.2%), cable television (8.3%), other operating revenues (7.4%) and business communications (1.5%), as discussed below. Revenues from local telephony remained almost unchanged in 2002 compared to the previous year.

Fixed Local Telephone Services

Fixed local telephone service revenues increased to S/.1,629.6 million in 2002 from S/.1,628.8 million in 2001, representing a 0.1% increase. This increase was due to a 5.0% increase in the number of lines in service, which offset the reduction of rates due to the application of the productivity factor, and lower revenues from measured service charges.

Monthly service charges. The amount of revenue depends on the rates we charge and the number of billable lines in service. Revenues from monthly service charges increased to S/.885.2 million in 2002 from S/.839.3 million in 2001, representing a 5.5% increase due to a 5.0% increase in the number of lines in service, partially offset by a decline in rates.

Measured service charges. Revenues from measured local service decreased to S/.628.3 million in 2002 from S/.697.1 million in 2001, representing a 9.9% decrease. The decrease in revenues was partly due to a 10.6% reduction in the fixed-to-fixed local voice telephone traffic from classic line customers. The amount of traffic fell because classic lines as a percentage of the total billable lines decreased from 67.6% in 2001 to 61.8% in 2002 as a result of the increasing popularity of limited-use lines. The decrease was also partly due to a 20.8% reduction of telephone Internet traffic billed under measured service rates, as customers have switched to ADSL and to Flat Tariff plans. This decrease was partially offset by an increase in revenues from limited-use line customers.

Installation. Revenues from installation fees increased to S/.20.8 million in 2002 from S/.14.2 million in 2001, representing a 46.5% increase. This increase was due to a 38.0% increase in the number of new lines installed in 2002 compared to 2001. Our installation fee rates decreased in 2002 compared to 2001, due to the application of the productivity factor.

Other. Other revenues increased to S/.95.3 million in 2002 from S/.78.2 million in 2001, representing a 22.0% increase. This increase was due to an increase in consumer demand from massive campaigns promoting plans containing supplementary phone services such as Memovox and three party conferencing at reduced rates. For example, Memovoxes in service increased 15.0% to 958,931 in 2002 from 830,699 in 2001.

International Long-distance Telephone Services

International long-distance telephony revenues decreased to S/.181.8 million in 2002 from S/.306.5 million in 2001, representing a 41.0% decrease due to the factors described below.

Incoming traffic revenues. Revenues from incoming international long-distance traffic decreased to S/.81.6 million in 2002 from S/.180.1 million in 2001, representing a 55.0% decrease. This decrease was caused by increased competition and the entrance of new telecommunications operators, which reduced the volume of our incoming traffic by 15.0% in 2002 compared to 2001. In response to such competition, we reduced the weighted average tariffs by 24.0%, compared to 2001.

Outgoing traffic revenues. Revenues from international long-distance outgoing traffic decreased to S/.70.6 million in 2002 from S/.117.6 million in 2001, representing a 40.0% decrease. In April 2002, the multi-carrier system began, which allowed consumers to choose their long-distance operator on a per call basis. This was a further initiative by OSIPTEL to open the telecommunications markets to competition. Previously, since November 1999, customers had to preselect their long-distance carriers. In response to this increased competition, we launched massive promotional campaigns, such as Habla lo que quieres, Vamos a medias and El Perú y el Mundo a S/0.10. These campaigns generated a 7.0% increase in the volume of outgoing international traffic, and a reduction of the average tariff by 35.0%.

Others. Revenues from others increased by 237.0% in 2002 to S/.29.6 million from S/.8.8 million in 2001. This increase was due to revenues from Tarjeta Hola Perú, which began generating a meaningful amount of traffic in October 2001.

Domestic Long-distance Telephone Services

Revenues from domestic long-distance decreased to S/.254.9 million in 2002 from S/.305.3 million in 2001, representing a 16.5% decrease. In April 2002, the multi-carrier system, which allows customers to select their long-distance carrier on a per call basis, heralded a new era of increased competition, as competing long-distance carriers commenced aggressive marketing campaigns, consisting of widespread advertising and low rates directed at residential customers. The increased popularity of limited use lines also affected revenues because customers under those plans consume less in telephone services than classic line customers. In addition, demand by consumers for fixed line domestic long-distance traffic has been substituted by mobile phone traffic, public telephone traffic and prepaid phone cards. As a result, the volume of our domestic long-distance traffic has been reduced by 11.0% and we have reduced our rates by 5.0% to remain competitive.

Public Telephone Services

Revenues from public telephone services increased to S/.760.8 million in 2002 from S/.697.0 million, representing a 9.2% increase. This increase was due primarily to a 12.2% increase in the number of public telephones in service in 2002 compared to 2001. The volume of traffic from interior public telephones, which constitute 89.0% of our public telephones, increased by 3.0% in 2002 from 2001. Other factors increasing revenues are the success of promotional campaigns, which increased consumer demand, the adoption of automated collection systems and continued public telephone maintenance and the refurbishment of public telephones, which lowered the ratio of malfunctioning telephones. In 2002, we had approximately a 94.6% market share based on the number of public telephones in the Lima metropolitan area and we are the only provider of public telephone services outside of that area, according to OSIPTEL.

Cable Television

Revenues from Telefónica Multimedia increased to S/.300.2 million in 2002 from S/.277.3 million in 2001, representing an increase of 8.3%. The primary revenues from Telefónica Multimedia are as follows:

Cable Television. Revenues increased to S/.254.2 million in 2002 from S/.235.5 million in 2001, representing an increase of 8.0%. Although the number of cable subscribers slightly decreased by 0.5%, the increase in cable television revenues was due to the success of our efforts aimed at detecting unauthorized users and improving the ratio of billed clients to total recipients of cable television services, which reached 91.6% in 2002, compared to 87% in 2001.

CableNet. CableNet revenues increased by 132.6% to S/.11.9 million in 2002 from S/.5.1 million in 2001, due to an increase in commercial customers seeking to reduce their Internet connection costs. The number of subscribers increased to 13,589 in 2002 from 5,362 subscribers in 2001. We reduced the monthly CableNet fee to U.S.$35 in 2002 from U.S.$40 in 2001.

Advertising. Advertising revenues represent 10.0% of the revenues of Telefónica Multimedia. Revenues decreased to S/.30.8 million in 2002 from S/.32 million in 2001, representing a 3.7% decrease. Telefónica Multimedia regained its status as one of the principal providers of advertising space in Peruvian television, and held an estimated market share of 12.0% of Peruvian television advertising revenues in 2002.

Other. These revenues decreased 31.1% to S/.3.3 million in 2002 from S/.4.7 million in 2001.

Business Communications

Business communication revenues increased to S/.203.5 million in 2002 from S/.200.6 million in 2001, representing a 1.5% increase. This increase was primarily due to an over ten-fold increase in demand for ADSL-based service, which grew from 1,875 accesses as of December 2001 to 20,800 accesses as of December 2002. ADSL-based services comprise of 15.0% of total business communications revenues. The increase in revenues from ADSL-based services was offset by a 24.0% reduction of revenues from Digired by third parties as a result of transferring to IP/VPN networks. Revenues from ISDN and telephone exchanges in 2002 combined remained close to 2001 levels. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

Other (Interconnection and Services Granted to Related Parties)

Revenues under this line item increased to S/.195.4 million in 2002 from S/.181.9 million in 2001, representing a 7.4% increase. This increase was due primarily to 16.0% higher revenues arising from interconnection charges for connecting other telecommunications operators to our system to S/.90.5 million in 2002 from S/.77.7 million in 2001. The increase in interconnection charges was due to the introduction of the multi-carrier system in April 2002, which generated greater carrier activity in the long-distance market. The increased revenues generated from interconnection charges partially offset decreases in our long-distance revenues as a result of the multi-carrier system.

Cost of Sales and Operating Expenses

Operating expenses from continuing operations increased to S/.2,693.5 million in 2002 from S/.2,679.6 million in 2001, representing a 0.5% increase. Although personnel expenses decreased by S/.60.2 million or 12.5%, general and administrative expenses decreased by S/.67.7 million (6.9%) and provisions for uncollectibles decreased by S/.25.1 million (17.3%), these decreases in operating expenses were offset by an increase in depreciation by S/.13.0 million (1.3%) and a reduction in capitalized expenses by S/.78.8 million (62.2%) in 2002 compared to 2001.

Personnel

Personnel expenses decreased to S/.422.9 million in 2002 from S/.483.2 million in 2001, representing a 12.5% decrease due to (1) S/.41.0 million (10.0% of total personnel expenses) reduction in expenses from the early retirement program, (2) S/.5.0 million (1.2% of total personnel expenses) in reduced personnel expenses due to the labor strike which ended on September 11, 2002 and (3) S/.13.2 million (3.1% of personnel expenses) due to reductions in our labor force. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) decreased by 12% to 3,366 employees at year-end 2002 from 3,823 employees at year-end 2001.

General and Administrative

General and administrative expenses decreased to S/.920.2 million in 2002 from S/.988.0 million in 2001, representing a 6.9% decrease. This decrease was due to a policy of stricter cost controls and reductions in the level of expenses related to this line item.

Provisions for doubtful accounts, as included under general and administrative expenses, decreased to S/.120.1 million, or 3.4% of revenues in 2002 from S/.145.2 million, or 3.9% of revenues in 2001, representing a 17.3% decrease. However, this decline was offset by an increase in allowance for doubtful accounts by S/.26.4 million, as included under the line item “other expenses, net”. See Note 31 of the Consolidated Annual Financial Statements.

Depreciation and Amortization

Depreciation and amortization increased to S/.994.3 million in 2002 from S/.981.3 million in 2001, representing a 1.3% increase. These higher expenses were due to new activations in our billed plant. On December 31, 2002, work in progress was S/.271.4 million, while on December 31, 2001, work in progress was S/.566.0 million. The increase in our active lines in service increased the base upon which we calculate our depreciation, resulting in a higher depreciable average plant, and higher depreciation costs.

Technology Transfer and Management Fees from Shareholders

Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to management contracts. Under the management contract, we pay Telefónica Internacional a quarterly technology transfer fee of 1.0% of our operating revenues as well as a quarterly management fee of 9.0% of our operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties. These fees increased 37.4% to S/.234.9 million in 2002 from S/.171.0 million in 2001. The management fee is paid on a quarterly basis only if we meet certain financial criteria. In 2002, the criteria was satisfied in three quarters and the management fee was paid three times that year. In 2001, the management fee was only paid twice because we did not satisfy the criteria during two quarters, which led to an increase in the fee payment in 2002.

Materials and Supplies

Expenses related to materials and supplies include expenses associated with projects for business communications, including the sales of telephone exchanges and fuel costs for our vehicles, among others. Materials and supplies expenses decreased to S/.56.3 million in 2002 from S/.60.2 million in 2001, representing a 6.6% decrease. This was due to a variety of factors, including a decrease in costs for sales of Centrales y Proyectos

Integrales (projects associated with the business communications segment). The decrease in materials and supplies expenses was also due to a decrease in costs related to the sales of telephone exchanges, due to the fact that our sales in telephone exchanges remained stagnant in 2002. In addition, expenses decreased due to the transfer from gasoline-consuming vehicles to natural gas-consuming vehicles, reducing overall costs related to our automotive plant.

Shared Service Center Expenses

Shared service center expenses include refundable costs and payments made to Telefónica Gestión de Servicios Compartidos, S.A.C. pursuant to a service contract for the provision of administrative services. These expenses decreased 8.0% to S/.112.6 million in 2002 from S/.122.5 million in 2001. The decrease was principally due to reductions in payments under the service contract negotiated with Telefónica Gestión de Servicios Compartidos, S.A.C. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Other Contracts”.

Capitalization of Costs for Telephone Plant Construction

Capitalization of costs for telephone plant construction represents the value of work performed for and capitalized as part of fixed assets. This amount decreased to S/.47.8 million in 2002 from S/.126.5 million in 2001, representing a 62.2% decrease. This decrease was primarily due to an overall policy of decreasing investments in 2002 compared to 2001. In accordance with a more conservative investment policy, investments decreased 49.1% in 2002 to S/.323.6 million from S/.635.3 million in 2001.

Operating Income

Operating income decreased to S/.832.8 million in 2002 from S/.1,007.9 million in 2001, representing a 17.4% decrease. This decrease was primarily due to lower revenues from domestic and international long-distance calls and lower capitalization in the amount of own work capitalized.

Other Income, Expenses

Non-operating loss (“other income, expenses”) decreased to S/.525.2 million in 2002 from S/.779.9 million in 2001, representing a 32.7% decline. The reduction was due to the following:

•	Expenses decreased in 2001 by S/.161.1 million a result of Telefónica’s reorganization along business lines and the technological changes in the telecommunications industry in 2001, by which we assessed the realization of certain assets and reviewed certain internal processes. A provision was made based mainly on differences between physical inventories and operative balances due to obsolete and missing items, as well as intercompany balances that arose from the 2001 reorganization process resulting in our assumption of the expenses involved.

•	In 2001, we requested a “Special Payment in Installments and Penalty Regime” for our outstanding tax debts related to the commission over public telephones, which were not deductible for tax purposes. This amount, S/.48.2 million, was recorded in 2001 under “others, net”.

•	During 2001, due to technological factors, we retired and disconnected telephone plant equipment for approximately S/.20.8 million. This retirement was recorded under “others, net”.

•	Financial expenses decreased to S/.232.2 million in 2002 from S/.343.7 million in 2001, representing a 32.4% decrease or S/.111.5 million. This was due to a reduction in debt by S/.1,493.0 million in 2002.

•	Early retirement charges increased to S/.66.8 million in 2002 from S/.32.6 million in 2001, representing a 103.3% increase. This increase was mainly as a result of the impact that our early retirement program had in June 2002, due to charges taken then for early retirement costs throughout the year.

Gain (Loss) from Exposure to Inflation/Deflation

The amount adjusted for inflation loss decreased to S/.16.4 million in 2002 from S/.61.8 million in 2001. This decrease was due to the effect of the devaluation of the nuevo sol by 2.0% against the U.S. dollar and the increase in the IPM by 1.67% in 2002.

Workers’ Profit Sharing Expense and Income Tax

Workers’ profit sharing expense and income tax decreased to S/.259.9 million in 2002 from S/.316.6 million in 2001, representing a 17.9% decrease. The reduction was mainly due to adjustments made to our taxable income in 2001, which did not occur in 2002.

Net Income

Net income was S/.31.3 million in 2002 compared to a net loss of S/.150.4 million in 2001 due to the factors described above.

U.S. GAAP Reconciliation

Our financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read Note 36 to our Consolidated Annual Financial Statements for a description of the principal differences between Peruvian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity. The comparisons are as follows:

•	For the year ended December 31, 2003, net income was S/.9.06 million under U.S. GAAP compared to S/.21.9 million under Peruvian GAAP, and shareholders’ equity was S/.3,275 million under U.S. GAAP compared to S/.3,302 million under Peruvian GAAP.

•	For the year ended December 31, 2002, net income was S/.30.3 million under U.S. GAAP compared to S/.31.3 million under Peruvian GAAP, and shareholders’ equity was S/.3,413 million under U.S. GAAP compared to S/.3,470 million under Peruvian GAAP.

•	For the year ended December 31, 2001, net loss was S/.63.3 million under U.S. GAAP compared to S/.150.4 million under Peruvian GAAP, and shareholders’ equity was S/.3,368 million under U.S. GAAP compared to S/.3,464 million under Peruvian GAAP.

B.	Liquidity and Capital Resources

Sources of Funds

We have funded our operations and capital expenditures principally from operating cash flows. During 2003, we increased our capital and our operating costs and our total debt at year-end, to S/.1,751 million from S/.2,446 million in 2002. At December 31, 2003, we had S/.50 million in cash and banks, which are held in U.S. dollars and nuevos soles.

Cash Flow Analysis

The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures refer to cash outflows:

(In constant currency)	Year ended December 31,
	2000	2001	2002	2003	2003
	S/.000	S/.000	S/.000	S/.000	US$000
Net cash inflow from operating activities	1,556,944	1,423,365	1,637,002	1,173,649	338,911
Net cash outflow from investing activities	(754,728)	(651,246)	(246,906)	(352,766)	(101,867)
Net cash outflow from financing activities	(866,106)	(704,116)	(1,491,125)	(826,209)	(238,582)
Effects of (inflation/deflation) on cash	(2,949)	904	(1,164)	(1,059)	(306)
Increase (Decrease) in cash and banks	(66,839)	68,907	(102,193)	(6,385)	(1,844)

Cash Flows from Operating Activities

Cash flow from operations decreased 28% to S/.1,174 million in 2003 from S/.1,637 million at December 31, 2002 due primarily to an increase in income taxes of S/.176 million in 2003. This increase in income taxes was a result of an income tax credit in 2002 from the preceding fiscal year, while 2003 did not have one. Additionally, there was a decrease in the revenues from fixed telephone lines because of the new tariff plans launched and a decrease in the revenues from the long distance services because of competition.

Cash Flows from Investing Activities

Cash flow from investing activities for continuing operations increased 43% to S/.353 million in 2003 from S/.247 million in 2002, principally due to an increase of access to the Internet, mainly through Broadband technologies. As a result of this policy, the purchase of plant, equipment, materials and supplies increased 28% to S/.429 million in 2003 from S/.333 million in 2002. Net proceeds from the sale of assets decreased by 11% to S/.76 million from S/.86 million in 2002. We received net proceeds from the sale of Terra Networks, S.A., to Telefónica S.A. of S/.47 million and from the sale of the shares of Inmarsat of S/.5 million for the year 2003.

Cash Flows from Financing Activities

Our net cash used in financing activities decreased 45% to S/.826.2 million in 2003. Net cash outflows from financing activities in 2003 were principally the result of payments on our long-term debt, bank loans, dividends and promissory notes of S/.1,382 million. Net cash inflows from financing activities was S/.555.7 million in 2003 compared to S/.286.9 million in 2002. Net cash inflows from financing activities in 2003 was principally due to seven bond issuances of an aggregate of S/.486 million, three denominated in U.S. dollars of an aggregate principal amount of U.S.$58 million, and the remained denominated in nuevos soles.

We continued to execute our financial plan by reducing debt, extending of the average maturity of our outstanding debt from 1.6 years in 2002 to 2.5 years in 2003, and managing our exchange rate and interest rate risk by diversifying our sources of financing. As a result, we increased our participation in capital markets, and improved our debt structure and our company risk profile.

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

Indebtedness

As of December 31, 2003, total debt was S/.1,751 million. The total debt decreased from S/.2,446 million in 2002 to S/.1,751 million in 2003 due to our repayments of various long-term and short-term debt obligations in 2003. The proportion of debt with maturity longer than one-year increased to 70% of total debt as of December 31, 2003 compared to 52% as of December 31, 2002, in accordance with our financing strategy to increase our ratio of long-term debt to total debt.

As of December 31, 2003, our consolidated debt in nuevos soles (including forwards for dollars into nuevos soles) was S/.1,112 million or 64% of total indebtedness, S/.611 million in U.S. currency or 35% of total indebtedness, and S/.28 million in other foreign currencies or 2% of total indebtedness.

In 2003, we amortized U.S.$7.9 million of our debt with Telefónica del Perú Grantor Trust, corresponding to the amount due for the 2003 period. In 2003, we also paid four local bonds issued in the local capital market for the equivalent of U.S.$84 million.

The impact of devaluation during the year on our monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of S/.6.8 million. As of December 31, 2003, consolidated current assets in foreign currency (non-nuevos soles) were lower than consolidated current liabilities in foreign currency (non-nuevos soles) by S/.589 million. However, taking into account the purchase position of hedge and global hedge derivatives, our net liability position with regards to foreign currency transactions was S/.46.5 million as of December 31, 2003.

See Item 11: “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk” and Item 3: “Key Information—Risk Factors—Risk Factors Related to Peru—Devaluation of the nuevo sol or unexpected changes in exchange controls would have a material adverse effect on our financial condition”.

Long-term Indebtedness

As of December 31, 2003 our primary long-term loans are as follows:

•	U.S.$46.5 million (S/.161.1 million) long-term debt with Banco Europeo de Inversión, due September 2013, bearing a fixed interest rate of 5.72%.

•	U.S.$39.3 million (S/.136.1 million) loan from Telefónica del Perú Grantor Trust, securitizing receivables of international long-distance operators, due December 2008, bearing a fixed annual interest rate of 7.48%.

•	S/.29.5 million long-term debt with Standard Chartered, due December 2004, bearing a fixed interest rate of 5.35%.

•	S/.40 million long-term debt with Standard Chartered, due June 2005, bearing a fixed interest rate of 5.45%.

We have guaranteed the payments by the Telefónica del Perú Grantor Trust (the “Trust”), a New York grantor trust, of its debt service obligations arising in relation to all U.S. dollar denominated net international settlement receivables generated and owed to us by various telecommunications carriers with whom we have service arrangements (the “purchased receivables”). The Trust was created pursuant to a trust agreement, dated December 16, 1998, maturing in December 2008 in a principal amount of $150 million. The Trust was created between us, as grantor, and The Bank of New York, as trustee, under New York law. Under the Trust, receivables are held to increase the debt service ratio to include funds on deposit in reserve accounts held by the Trustee. As of December 31, 2003, we have U.S.$39.3 million of this debt outstanding.

Under the Trust Agreement, we are required to fund a debt service reserve account (the “DSRA”) with cash equal to 110% of the “base receivables amount” (the sum of certificate interest, scheduled amortization amounts and amounts related to Peruvian taxes) due each semi-annual payment date. Under the amended trust agreement in August 2002, we added 106% of the “base receivables amount,” U.S.$6.2 million, to the DSRA to cover the possibility of a disruption of settlement payments from carriers rated Ca or lower; consequently, the following covenant was amended. If (1) the rating by one or more of the rating agencies of the certificates is below investment grade for 180 days, (2) the corresponding downgrade was principally due to a material decrease in the amount of cash collections and proceeds of purchased receivables and (3) certificate holders representing at least 15% of the certificate balance provide written notice to the trustee, then the Trust must offer to purchase any and all outstanding certificates at a specified put price, and we are obligated to pay to the Trust the aggregate put price with respect to all certificates redeemed. See “—Credit Rating and Credit Risk” below.

Other Indebtedness

During 2003, we continued our local capital market issuances of bonds and commercial paper. On March 26, 2002, our shareholders approved a modification of the original issue authorization. The new issue authorization, in effect until March 2005, permits issuance of (1) medium to long-term bonds of up to U.S.$680 million and (2) commercial paper issuances of up to U.S.$300 million, provided that the amount outstanding under the two instruments combined may not exceed U.S.$ 900 million. Our participation in local capital markets represented approximately 41% of the total corporate bond issuances with a similar risk category in Peru in 2003. The funds obtained through such bond issuances were used to restructure our liabilities as well as finance working capital and investments.

During the fiscal year ended December 31, 2003, we issued the equivalent of S/.474 million in medium and long-term bonds. As of December 31, 2003, we had outstanding S/.935 million in bonds. Some bonds issued bear fixed interest rates, while others are floating.

During the fiscal year ended December 31, 2003, we issued a total of S/.394 million under our Second Commercial Paper Program (from which we are authorized to keep outstanding up to U.S.$180 million). As of December 31, 2003, we had approximately S/.253 million in commercial paper outstanding under this program. The issuances under the Second Commercial Paper Program included nine short-term commercial paper issues, three of which were denominated in dollars for an amount of U.S.$45 million and the remaining six of which were denominated in nuevos soles for an amount equivalent to S/.240 million. The First Commercial Paper Program is no longer in effect.

Our remaining principal indebtedness consists of bank loans, which are mainly short-term loans used for working capital and granted by local and foreign financial entities. As of December 31, 2003, we had S/.141.6 million in bank loans. Additionally, as of December 31, 2003, we had settled overdrafts of S/.22 million.

Credit Rating and Credit Risk

Telefónica del Perú Grantor Trust certificates (the “Certificates”) are currently rated Baa3 (rating watch negative) by Moody’s Investors Services (“Moodys”) and BBB (rating watch stable) by Fitch Inc. The Certificates were downgraded in October 2002 by Moody’s as a result of the deterioration of the overall quality of the core designated carriers (those who covered the base receivables payment) and a heightened volatility in net settlement cashflow due to a declining trend in net settlement per-minute rates. In November 2002, Fitch downgraded the certificates as a consequence of the continued decline in cash flows generated from net settlement traffic.

As of the second half of 2003, 32% of the designated international carriers from whom we receive net settlement payments had a credit rating from Moody’s of Ca or lower. This percentage includes MCIWorldCom, which represented 31% of all net settlements, and whose rating was completely withdrawn as of January 13, 2003. In our opinion, the credit risk created by the low credit ratings of certain carriers is partially offset by the fact that such risk is spread over 22 carriers (including most of the major international carriers) with whom we do business, so that if one carrier becomes bankrupt or otherwise defaults on its payments, the interruption in cash flow will be restored, or at least offset, by payments from other participating carriers. The weighted average ratings of all designated carriers rated higher than Ca is Baa3.

In response to the possibility of a disruption of settlement payments from carriers rated Ca or lower, in August 2002, we added 106% of the base receivables amount (U.S.$5.9 million) to the DSRA to cover such risk. As a consequence, the trustee must retain, during each payment cycle, an amount equal to 106% of the base receivables amount plus the original 110% of the base receivables amount that is maintained in the DSRA at all times. The amount of funds in the DSRA decreased from U.S.$12.6 million as of December 31, 2002 to U.S.$11.7 million as of December 31, 2003. Nevertheless, the decrease in the DSRA did not affect the coverage level which remains at 2.16x the base receivables (DSRA over base receivables).

The downgrading on the Certificates’ ratings has not affected our participation in the commercial paper and bond markets in Peru. We continue to maintain an AAA rating in the local market as rated by Apoyo & Asociados Clasificadora de Riesgo (associated with Fitch Inc.) and Class y Asociados, Clasificadora de Riesgo.

Capital Expenditures

Capital expenditures in 2003 were funded by proceeds from operations. Our investment policy focused on securing profitable growth in all lines of business, upgrading the telecommunications networks to maintain an optimum service level for our customers. In 2003, we invested S/.421 million, 30% more than the previous year. By leveraging new technologies and increasing investment efficiency we were able to grow traditional business lines (local, payphone and cable TV) with lower investment levels.

We lead the development of an “Information Society” in Peru, allocating S/.94 million to increase access to the Internet, mainly through Broadband technologies. This initiative accounted for 22% of capital expenditures in 2003, an increase of 96% versus 2002. We expect an increase in investments for Broadband access in the forthcoming years.

The following table below sets forth capital expenditures in 2001, 2002 and 2003 for each of the respective categories shown:

	Years Ended December 31(1)
	2001	2002	2003
	(millions of constant nuevos soles)
Domestic telephone network	228.2	180.9	144.4
Cable television	36.9	26.8	25.3
Public telephone services	85.5	50.8	43.5
Internet	38.0	48.0	94.1
Other	246.7	17.1	113.6

Total	635.3	323.6	420.9

(1)	Amounts include cash expenditures net of changes in amounts payable to equipment suppliers and applicable amounts of own work capitalized.

Our main capital expenditures for the fiscal year ending December 31, 2003 were:

•	our “core” business support system named “ATIS” being built to improve our billing and collection capabilities (replacing old legacy applications) and to provide overall customer relationship management (CRM);

•	growth in local lines, mainly for new customers;

•	investment in ADSL technology, including the acquisition and installation of Broadband lines and the expansion of our Dial-up Internet Access services;

•	Payphone services; and

•	investment in facilities and to fund growth of cable TV subscribers.

Our investing activities are expected to total about S/.500 million for the fiscal year ending December 31, 2004. We expect the bulk of that investment to be allocated to ADSL technology, local lines growth, expansion of payphones services and to further strengthen our systems with future releases of ATIS. Furthermore, we expect a moderate investment in adapting our network and systems to comply with new regulatory mandates regarding the new terms and levels of service that all telecommunications companies need to adhere to.

We believe that our capital expenditure requirements will be met through a combination of cash flows from our operations and borrowings.

Contractual Obligations and Commercial Commitments

The following table discloses aggregate information about our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by period (millions of constant nuevos soles)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1328.8	106.5	737.6	235.1	249.6
Capital Leases	5.5	5.3	0.2	—	—

Total contractual cash obligations	1,334.3	111.8	737.8	235.1	249.6
Commercial Commitments
Standby letters of credit	22.7	22.7	—	—	—
Guarantees	175.8	14.0	0.7	161.1	—

Total commercial commitments	198.5	36.7	0.7	161.1	—

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

Under the agreement, Telefónica Internacional agreed to provide technical and operational expertise with respect to our entire range of activities. We also participate with the other companies in the Telefónica group in the development and implementation of major projects designed to streamline the group’s overall management and operation of networks and services. Technology transfer fees amounted to S/.44.9 million in 2003, S/.35.2 million in 2002, and S/.26.2 million in 2001.

D.	Trend Information

See Item 5: “Operating and Financial Review and Prospects—Introduction; Presentation of Financial Information”.

E.	Off-balance Sheet Arrangements

We have no majority-owned subsidiaries that are not included in our Consolidated Annual Financial Statements, nor do we have any interests in or relationships with special purpose entities. For a discussion about certain derivative instruments, see Item 11: “Quantitative and Qualitative Disclosures About Market Risk”.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table discloses aggregate information about our contractual obligations as of December 31, 2003:

	Payments due by period (millions of constant nuevos soles)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1328.8	106.5	737.6	235.1	249.6
Capital Leases	5.5	5.3	0.2	—	—
Operating leases	14.4	2.6	5.7	4.2	2.0
Purchase Obligations	174.1	26.6	58.8	27.4	61.3

Total contractual cash obligations	1522.8	141.0	802.3	266.7	312.9

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

In accordance with our by-laws, the Annual Shareholders’ Meeting on March 26, 2003 established the number of directors of the Board of Directors for the current term as nine. As a result, the Special Shareholder’s Meeting for Class A-1 Shares elected 5 directors and 5 alternate directors. The Special Shareholder’s Meeting for Class B Shares elected 4 directors and 4 alternate directors. The board, as of May 19, 2004, is as follows:

Name	Class of Shares	First Appointed
José Fernando de Almansa y Moreno-Barreda	Class A-1	2003
José María Álvarez-Pallete López	Class A-1	2002
Alfonso Ferrari Herrero	Class A-1	2003
Eduardo Caride	Class A-1	2003
Enrique Used Aznar	Class A-1	2001
José Antonio Colomer Guiu	Class B	2000
Luis Javier Bastida Ibargüen	Class B	2003
Javier Nadal Ariño	Class B	2003
Juan Revilla Vergara	Class B	2003

The present principal occupations and employment histories of our current directors are set forth below:

José Fernando de Almansa y Moreno-Barreda, a Spanish national, has been a member of our Board of Directors since 2003. He holds a law degree from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as secretary of the Spanish embassy in Brussels, cultural counsellor of the Spanish representation to Mexico, chief director for Eastern European affairs and Atlantic affairs in the Spanish Foreign Affairs Ministry, counselor to the Spanish permanent representation to NATO, in Brussels, minister-counsellor of the Spanish embassy in the Soviet Union, general director of the National Commission for the Fifth Centennial of the Discovery of the Americas, and deputy general director for Eastern European affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed the Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently the personal adviser to His Majesty. He is a member of the board of directors and president of the International Affairs Commission of Telefónica S.A., and a member of the board of directors of Telefónica Móviles S.A., Telefónica de Argentina S.A., Telecomunicaçoes de Sao Paulo S.A., and BBVA Bancomer Mexico.

José María Álvarez-Pallete López, a Spanish national, was appointed chairman and chief executive officer of Telefónica Internacional S.A. on July 24, 2002. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for the company in Spain, and in 1998 to General Manager for Administration and Financial Affairs for CEMEX Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is a member of the following additional boards of directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, TPI, Telefónica de Argentina, Telesp, Telefónica CTC Chile, Cointel, Compañía de Teléfonos de chile Transmisiones Regionales and Telefónica Larga Distancia de Puerto Rico. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

Alfonso Ferrari Herrero, a Spanish national, has been a director since March 2003 and president of the Audit Committee since July 2003. He also serves as a director of Telefónica, S.A., Telefónica Internacional, S.A. and Telefónica CTC-Chile, S.A. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A.., and prior to that, he served on several boards of directors representing Banco Urquijo where he had been a partner since 1985. He has a doctorate in Industrial Engineering from the Polytechnic University of Madrid and he holds an MBA from Harvard University.

Eduardo Caride, an Argentinean national, has been a director since March 2003. He has been president of Telefónica Datacorp, S.A. since June 2001 and executive president of Emergia, S.A. since March 2000. He is also a member of the boards of those companies and of their subsidiaries, among them, Telefónica Empresas Perú S.A.A. (formerly Telefónica Data Perú S.A.A.). He was executive president of Telefónica de Argentina, S.A. from March 1998 to March 2000. Mr. Caride received his degrees in business administration and accounting from Universidad de Buenos Aires, Argentina.

Enrique Used Aznar, a Spanish national, has been a director since April 2001 and a member of the Audit Committee since April 2003. Mr. Used is a director of Telefónica, S.A. and the Chairman of AMPER, S.A. and AmperProgramas and the Deputy Chairman of Medidata (Brazil). Previously, he held the position of Chairman of Telefónica Latinoamérica, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Compañía Telecomunicaciones de Chile. He has also served as a member of the board of directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain).

José Antonio Colomer Guiu, a Spanish national, has been a director since January 2000. Mr. Colomer is the general managing director of BBVA Banco Continental and general managing director of Holding Continental S.A. He has held the positions of president and executive president of Banco Bilbao Vizcaya Puerto Rico and has been entrusted many positions of responsibility within Grupo BBVA. Mr. Colomer holds a degree in Corporate Business Management and in Leadership and Innovation from IESE, Universidad de Navarra, Spain, and in Marketing from ESADE.

Luis Javier Bastida Ibargüen, a Spanish national, has been a director and a member of the Audit Committee since October 2003. He has been the chief financial officer and the managing director of Banco Bilbao Vizcaya, as well as the general director of that group and a member of the direction committee of Banco Bilbao Vizcaya Argentaria. He is a non-executive director and independent consultant of different companies. He is also a member of the Instituto Español de Analistas Financieros and of the Asociación Española de Planificación. Mr. Bastida graduated in business science from E.S.T.E (San Sebastián); master in business administration from Columbia University and had several courses in executive education at I.M.I. (Ginebra) and I.E.S.E. (Madrid).

Javier Nadal Ariño, a Spanish national, has been a director and the chairman of the Board of Directors since January 2003. He has been the adjunct general director of corporate regulations of Telefónica, S.A. since November 2002 and was the chairman of the board of directors of Telefónica de Argentina, S.A. between 1995 and 1997. Between 1985 and 1995, he was the General Telecommunications Director (Spanish Public Administration). During that period, he also worked as the Spanish government’s delegate at Telefónica. He was the chairman of Retevisión between 1989 and 1994. He has performed professional activities in the industrial sector at Telettra Española in Milan, Italy and at Torrejón de Ardoz, Spain between 1972 and 1977, and has contributed, as an expert, to the United Nations Development Programme in Latin America. Mr. Nadal is a telecommunications engineer from Universidad Politécnica in Madrid, Spain and holds a certificate of advanced studies in political science and sociology from Universidad Complutense in Madrid, Spain.

Juan Revilla Vergara, a Peruvian national, has been the chief executive officer since January 2003. From March 2001, he was previously the corporate acquisitions director of the Telefónica Group. He was vice president of Administration and Finance of Telesp (Brazil) and our control vice president. He spent part of his professional career as a senior analyst responsible for issuances at the Stock Exchange National Commission in Spain. Mr. Revilla holds a degree in business adminstration from Universidad del Pacífico, from Lima, Peru.

Executive Officers

Our executive officers oversee our business operations and are responsible for the execution of the policy decisions of the board and of the shareholders’ meetings. Our executive officers as of May 19, 2004, their respective positions with us, and the year they became executive officers are set forth below. All executive officers serve at the discretion of the board of directors.

The employment histories of our executive officers other than Mr. Nadal and Mr. Revilla, who are directors, are set forth below:

Name	Title	Year
Juan Revilla Vergara	Chief Executive Officer	2003
Séneca De la Puente Estremadoyro	Managing Director of Resources and Customer Services	2003
Ludwig Allan Vicente Meier Cornejo	Managing Director of Public Relations	2001
Diego Martínez-Caro De la Concha Castañeda	Managing Director of Control	2003
Vicente Murcia Navarro	Managing Director of Networks	1999
Gabriel Frías Garcia	Managing Director of Commercial Business	2004
Julia María Morales Valentín	General Counsel and Secretary of the Board	2002
Jorge Alfredo Melo-Vega Castro	Managing Director of Regulatory and Strategic Planning	2000
Antonio Villa Mardon	Chief Financial Officer	1998
Michael Duncan Cary-Barnard	Managing Director of Residential Communications	2004
Manuel Lara Gómez	Managing Director of Internal Control	2004
Renán Oliveira de Barros Leal	Managing Director of Planning and Development of Products and Services	2003

Séneca De la Puente Estremadoyro, a Peruvian national, joined us in April 1998. He has been the managing director of Resources and Customer Services since April 2004; previously he had been the managing director of Resources since March 25, 2003. Formerly, he was the customer services director at Telefónica Móviles S.A.C., the invoicing and collection deputy manager of Telefónica Móviles S.A.C., and our administration and management control head of mobile services. Mr. De la Puente studied business administration at the Universidad de Lima and took up several specialization courses in Lima, Barcelona, and in Stockholm, Sweden.

Ludwig Allan Vicente Meier Cornejo, a Peruvian national, is our Managing Director of Public Relations. He was Minister of State in the portfolio of Fisheries during the transitional government, and Minister of the same portfolio from July 1997 to December 1998. He has held several executive positions at various business organizations and governmental bodies. Mr. Meier studied law at Pontificia Universidad Católica in Peru and business administration at Universidad de Lima.

Diego Martínez-Caro De la Concha Castañeda, a Spanish national, has been the managing director of control since March 25, 2003; prior to that date, he used to be the control manager. For nine years, Mr. Martínez-Caro was an audit and consulting manager for Arthur Andersen (Madrid). He holds a degree in economic and business sciences from Universidad Complutense (Madrid) and holds an MBA from the de Estudios Superiores de la Empresa from IESE, Barcelona, Spain.

Vicente Murcia Navarro, a Spanish national, is currently the Managing Director of Networks. Ever since he joined the Telefónica Group in 1970, he has held various positions within the Maintenance and Engineering areas. Ever since June 1994, he has been performing activities in Peru in the capacity as Network Advisor to the Mobile Services Technical Area, and as Development Manager. Mr. Murcia is an industrial technical engineer.

Gabriel Frías García has been the Managing Director of Commercial Business since May 19, 2004. Mr. Frías joined the Telefónica Group in 1978. In 1981, he was named the chief of Project Arpac and a year later he joined Sintel, moving to Argentina for the execution of the project. He joined Telefónica de Argentina, S.A. in which he held different roles such as director of marketing and strategic planning. In 1997, he became the director of business communications (large clients, small businesses and operators) and in 2000 he assumed the position of general manager of Telefónica Data Argentina. At the end of 2001, he joined Telefónica Data España as general director of the Business and Internet Communications Unit. Mr. Frías is a telecommunications engineer.

Julia María Morales Valentín, a Peruvian national, has been the general counsel and secretary of the Board since September 2002. From January 1988 to September 2002, she had been the adjunct legal counsel for Unión de Cervecerías Peruanas Backus y Johnston S.A.A. She is a lawyer who obtained her degree from Pontificia Universidad Católica del Perú and who did postgraduate studies in civil and business law at Instituto de Estudios de Iberoamérica y Portugal-Universidad de Salamanca, Spain. She also did master’s studies in business law at Universidad de Lima.

Jorge Alfredo Melo-Vega Castro, a Peruvian national, has been, since February 2000, the managing director of regulatory and strategic planning. He joined us in March 1999 as the strategic planning manager. He has been the general secretary of OSIPTEL (our regulatory agency), the technical secretary of the Telecommunications Privatization Committee, and a directing member of the Citizens’ Participation Privatization Committee. He also worked as a director of Radio Televisión Peruana and as a general director for the Congress’s Center of Investigations. He is an attorney who obtained his degree from Pontificia Universidad Católica del Perú, where he also worked as a teacher. He holds a master’s degree in public administration from INAP, Spain.

Antonio Villa Mardon, a Peruvian national, has been the chief financial officer since December 1998. He is also a director of Telefónica Multimedia S.A.C. Mr. Villa has held the positions of vice president of corporate finance at Bank of America, in Madrid, Spain; chief executive officer of Santander Investment Group in Peru; president of Santander SAB; and director of Cavali ICLV S.A. Mr. Villa is a business and entreprenurial sciences graduate from the Universidad de Sevilla and holds an MBA from Instituto de Estudios Superiores de la Empresa-IESE, Barcelona, Spain. He attended the AMP program of the Wharton Business School at the University of Pennsylvania.

Michael Duncan Cary-Barnard, a Peruvian national, has been the managing director of residential communications since January 1, 2004. Since December 2003, he has also been the general manager of Servicios Globales de Telecomunicaciones S.A.C., and a director of Transporte Urgente de Mensajería S.A.C. He also was an alternate director of Telefónica del Perú S.A.A. and the general manager of Telefónica Multimedia S.A.C. since December 2003. He has a business administration degree from the University of Northampton, England.

Manuel Lara Gómez, a Spanish national, has been the managing director of internal control since January 21, 2004. Before that, he was the manager in audit procedures of business in Spain and our internal audit manager. He joined the Telefónica Group in 1989. He is a graduate in economics and business sciences from the Universidad de Málaga, Spain.

Renán Oliveira de Barros Leal, a Brazilian national, has been, since October 2003, the managing director of planning and development of products and services. He is in charge of the areas of strategic planning, product committee, development of products and the investment office. He has worked in the Telefónica Group since 1998, at Telesp (Brazil), working first in the commercial area of residential and small business and later in strategic planning. Mr. Oliveira is an engineer from Universidad Federal de Pernambuco (Brazil) and has a postgraduate degree from the Universidades Federal de Rio de Janeiro and from the Georgia Institute of Technology (USA).

B.	Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid to all directors and executive officers as a group was approximately S/.3.1 million. No allocations have been made for pensions, retirement plans or similar benefits for our directors and executive officers.

Our employees are eligible to participate in the Telefónica S.A. Incentive Employee Shares (“TIES”) incentive compensation plan. The TIES plan, which is directed to all employees of the Telefónica group, requires eligible employees to purchase Telefónica’s shares at below market prices and to receive options, based on the number of shares purchases by each eligible employee, whose value will depend on any increase in the value of Telefónica’s shares over an initial reference price. The TIES plan has a duration of four years from the date of delivery of the options.

C.	Board Practices

Board of Directors

The board of directors is responsible for the management and legal representation necessary for the administration of our company. According to the by-laws, the board’s responsibilities include, among others, directing all operational and financial matters, establishing and modifying our organizational structure by appointing officers and delegating power to them, entering into contracts and making decisions regarding our operations and disposition of funds and other property.

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

According to our by-laws, directors are elected at shareholders’ meetings for each class by the use of cumulative voting. One alternate director is elected for each director in the same manner as that for the directors. Directors serve for a term of three years and may be re-elected. Cumulative voting gives each shareholder the right to as many votes as there are directors to be elected by that class. Each shareholder may pool his votes in favor of one person or distribute them among various persons. On March 26, 2003, the general shareholders’ meeting established that there would be nine directors on the board of directors. The Class A shareholders’ meeting elected five directors and the Class B shareholders’ meeting elected four directors.

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

The board need not meet in person and may use means that allow communication and assure authenticity of the agreement. In the same manner, agreements can be adopted outside the session with unanimity of the members confirmed in writing. If a director or a third party has an interest contrary to ours, he or she should disclose the conflict and abstain from participating in deliberation and resolution concerning the matter.

As of December 31, 2003, no member of our board of directors has entered into service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Executive Committee

The board’s executive committee consists of four directors elected by the board on April 23, 2003. The executive committee acts as the main executive body responsible for business decisions not requiring full actions by the board. Our executive committee members as of June 2004 are Javier Nadal Ariño, Juan Revilla Vergara, José María Alvarez-Pallete López and José Antonio Colomer Guiu.

Audit Committee

In February 2002, we created an audit committee. The audit committee is responsible for providing support to the board of directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems and maintaining the integrity of the preparation of individual and consolidated audits. The members of the committee as of April 23, 2004 are Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

Chief Executive Officer

The chief executive officer executes the dispositions of the board and of the general meeting of shareholders and is vested in representing us. The chief executive officer functions include, among others, organizing our internal schedule and directing our operations, inspecting our books and operations, managing expenses, assets and capital stock, and reporting to the board the condition and progress of our business and operations, its collection, investments and available funds, and hiring and firing workers.

D.	Employees

Since the privatization in 1994, we have effected a substantial reduction in our workforce primarily through our early retirement program. As of December 31, 2003, we had 3,316 employees (not including employees of our subsidiaries, affiliates or temporary programs). The continued reduction in the workforce, coupled with an aggressive line installation program has led to a corresponding increase in the number of lines per employee. By the end of 2003, there were 594 lines in service per employee compared to 87 lines in service per employee in 1994.

We deduct each year approximately 11% from each employee’s salary for contribution to a pension plan of the employee’s choosing, which, since 1993, may be either a privately administered pension fund or a fund managed by the Peruvian government. We also contribute an amount equal to 9% of each employee’s salary to a government-administered health care program and an additional 2% for the extraordinary solidarity tax (previously payable to the National Housing Fund). In addition, pursuant to Peruvian law, employees who work in telecommunications companies have the right to receive 10% of our adjusted taxable income before taxes as profit-sharing. See Item 5: “Operating and Financial Review and Prospects—Comparison of Results of Operations for the Fiscal Years Ending December 31, 2002 and 2001—Workers’ Profit Sharing Expense and Income Tax”.

For a discussion regarding TIES, the employee incentive compensation plan, refer to “—Compensation” above.

The following table provides the number of our management, non-management and temporary employees for the fiscal years ended December 31, 2001, 2002 and 2003.

	2001	2002	2003
Management	650	636	587
Employees	3,173	2730	2,729
Temporary Employees	952	898	805

Total(1)	4,775	4,264	4,121

(1)	Includes only our employees and does not include the employees of our subsidiaries and affiliates.

E.	Share ownership

None of our current directors and executive officers beneficially own shares or held options in respect of shares of our company.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our capital stock as of February 29, 2004 was comprised of three classes of common stock: (i) Class A-1 Shares, representing 38.895% of our capital stock, (ii) Class B Shares, representing 61.089% of our capital stock, and (iii) Class C Shares, representing 0.016% of our capital stock. Class B Shares trade on the Lima Stock Exchange.

The following table sets forth certain information as of May 31, 2004 with respect to the ownership of our share capital by each shareholder and group of affiliated shareholders known to us to own more than 5% of any class of our ordinary shares:

	At May 31, 2004
	Number of Shares	Percent of Class	Percent of Total Share Capital
A-1 shares
Telefónica Perú Holding S.A.C.(1)(2)	669,762,378	100.000%	38.895%
B shares
Telefónica Perú Holding S.A.C	148,693,350	14.135%	8.635%
Telefónica Internacional S.A.(1)(2)	852,821,462	81.072%	49.526%
Total B shares	1,051,925,807	100.000%	61.089%
C shares(3)	276,232	100.000%	0.016%

Total shares	1,721,964,417	100.000%	100.000%

(1)	Telefónica Internacional S.A. owns 100% or 1,955,551,474 shares of Telefónica Perú Holding S.A.C., Telefónica owns Telefónica del Perú’s class A-1 shares through Telefónica Perú Holding S.A.C., a consortium Telefónica controls.
(2)	For purposes of the Securities Act of 1933, Telefónica has beneficial ownership of the shares owned by Telefónica Internacional and Telefónica Perú Holding S.A.C and as a result, Telefónica exercises voting control over a total of approximately 97% of our capital stock.
(3)	Class C shares, which are owned by our employees, automatically convert to class B shares when such class C shares are sold to third parties.

Other than with respect to the number of directors each Class may elect as discussed in Item 6: “Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors,” none of our major shareholders have different voting rights.

As of April 6, 2004, 1.8% of our Class B shares are held by approximately 116 record holders of such shares within the United States.

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

On January 8, 2004, implementing the resolution adopted by the board of directors of Telefónica del Peru S.A.A. on December 17, 2003, an application was filed with the SEC and the NYSE to delist our ADSs. On March 1, 2004 the ADSs were delisted. See “Item 9. The Offer and Listing.”

B.	Related Party Transactions

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

Technology transfer fees amounted to S/.26.2 million, S./35.2 million and S/.44.9 million in 2001, 2002 and 2003, respectively, and management fees amounted to S/.144.8 million, S./199.7 million and S/.250.5 million in 2001, 2002 and 2003, respectively.

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

In the event Telefónica Internacional terminates the management contracts for any of the reasons listed above, we may be liable for damages suffered by Telefónica Internacional as a result of such termination. We may also terminate the management contracts in the event of:

•	non-performance of a material term of the contract by Telefónica Internacional,

•	the liquidation or bankruptcy of Telefónica Internacional, or

•	termination of a concession granted by the State Contracts.

Contracts with Telefónica Móviles

In December 1999, we entered into several contracts with Telefónica Móviles whereby Telefónica Móviles agreed to make monthly payments to us for:

•	leasing space for approximately U.S.$300,000, which in 2003 was reduced to approximately U.S.$200,000;

•	electricity for approximately U.S.$100,000, which in 2003 was U.S.$100,000; and

•	use of antenna towers for approximately U.S.$55,000, which in 2003 was reduced to approximately U.S.$40,000.

As part of the transfer of assets and liabilities to Telefónica Móviles in the reorganization transactions, debt, totaling approximately U.S.$200 million, was transferred as a liability to Telefónica Móviles pursuant to a Debt Recognition and Payment Commitment Contract. We entered into the contract with Telefónica Móviles for a term of two years, renewable for one-year periods. As of December 31, 2003, U.S.$64.9 million was outstanding under this contract.

Contracts with Terra Networks

In October 1999, Terra Networks S.A., a company also controlled by our controlling shareholder, acquired the Internet client base of one of our subsidiaries, Telefónica Servicios Internet del Perú, S.A.C., which provides Internet access to the residential market in Peru. We agreed that we would not provide Internet services to residential customers in Peru without Terra Network S.A.’s prior written consent. In return, Terra Networks S.A. agreed to pay U.S. $30 million and an option to purchase ordinary shares, for which we granted Terra Networks S.A. a right of first refusal. We also agreed to provide Terra Networks S.A. with telecommunications services in Peru subject to payment for such services.

Contract with Teleatento del Perú

Pursuant to a Share Purchase Agreement dated September 30, 1999, we are a partner with Atento Holding Telecomunicaciones S.A., (now Atento Holding, Inc.), a subsidiary of Telefónica, in Teleatento del Perú S.A.C., which provides call center services in Peru. Atento Holding, Inc. owns 70% of Teleatento del Perú S.A.C. and we hold the remaining 30%.

Other Contracts

On April 1, 2001, we entered into a contract with a subsidiary of Telefónica, Telefónica Gestión de Servicios Compartidos Perú S.A.C. (“TGSC”), to receive services such as accounting, systems, human resources, security, logistics and computer services. TGSC provides these common services to all business lines of Telefónica within Peru. The contract is for an initial term of five years, renewable for successive three-year periods thereafter, absent notice of withdrawal. The contract provides that payments for services are determined on the basis of schedules containing criteria for each service. Payments and services provided are renegotiated annually.

Loans to Employees

Loans are granted to our employees and officers for terms ranging from one to twenty-four months. There are two types of loans, one which does not have an interest rate and another which does have an interest rate, which is generally below the existing market interest rates, depending on the type of loan. Other than reduced interest rates, the terms are substantially similar to those in the markets. As of December 31, 2001, 2002 and 2003, loans outstanding to employees and officers amounted to approximately S/.4.9 million, S/.5.2 million and S/.4.4 million, respectively.

No member of the Board of Directors or member of the Audit Committee or any of the officers responsible for implementing our policies, has incurred any material indebtedness to us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 to our Annual Report.

Legal Proceedings

Proceedings with OSIPTEL

In July 2001, OSIPTEL set the value of the productivity factor as 6% annually, equivalent to 1.535% quarterly. We considered the value of the productivity factor set by OSIPTEL at 6% erroneous and a violation of the State Contract, as OSIPTEL had previously announced the value of the productivity factor to be 5.39% a year. We were in arbitration proceedings with OSIPTEL to challenge the value of the productivity factor. On May 7, 2004, the tribunal arbitrator determined that it did not have authority to challenge OSIPTEL’s determination of the productivity factor and denied our claim; however, the arbitrator also determined that the procedures followed by OSIPTEL were not sufficient and determined certain procedural rules that should be applied in determining the new productivity factor. In March 2003 we commercially launched new service plans for fixed telephone service, which applied the productivity factor. See Item 4. “—Business Description—New Service Plans”.

On September 28, 2001, we initiated arbitration proceedings with OSIPTEL and the Ministry regarding the interconnection charges that OSIPTEL established for the initiation and termination of calls in fixed telephone networks from 2000 to the present. The State Contracts establish that interconnection charges must be based on the costs incurred by us plus a reasonable profit margin for providing interconnection services. We believe that OSIPTEL has ignored this contractual provision and has established charges based on mandates and regulatory norms in other countries and costs models completely unrelated to the real costs of the company. On May 9, 2003, the arbitrator issued its decision, stating the OSIPTEL had failed to secure cost recovery in establishing interconnection rates of U.S.$0.0115 and U.S.$0.0096 per minute when approving mandates to interconnect Telefónica’s network with those of AT&T Perú (now Telmex Perú) and IDT Perú. Both OSIPTEL and the Ministry have filed a petition to vacate this decision to a judicial body. This process is currently pending.

Legal Actions Relating to Seizures of Our Accounts Receivables and Bank Funds

In 2002 and 2003, approximately S/.73.6 million and S/.156 million of our accounts receivable and bank funds were seized by various municipalities in Lima and other provinces claiming that such seizures were for the payment of licenses and fines for installation of external plants allegedly without municipal authorization. Such municipalities initiated coercive collection processes and placed liens on our funds and credit rights, even prior to definitive judicial pronouncement of their claims. We believe that the coercive collections were initiated illegally, infringing on our right to defend such claims, and the seizures lack the necessary legal grounds to hold up in court. Some of the coercive collections have already been declared illegal by means of Resolution No. 2178, dated December 20, 2002, by the Sixth Civil Section of the Lima Superior Court and Resolution No. 2, dated January 7, 2003, by the Civil Court of Chincha, and others. We continue to pursue the appropriate legal actions, and as a result of the pronouncements, we believe the seizures will be declared illegal and that we will recover the funds that have been seized.

In addition, we are involved in various other claims and legal actions arising in the ordinary cause of business. We have recorded provisions against these claims. We believe that the ultimate disposition of these matters will not have consolidated material adverse effect on our financial position or results of operations.

Tax Matters

SUNAT, the Peruvian tax authority, is legally entitled to review and, if necessary, adjust the income tax calculated by us and our subsidiaries during the four years following the year of the related tax return filing.

In connection with SUNAT’s review of our 1997 income tax returns, in October 1999 we filed an appeal with the Tax Court against SUNAT’s tax assessment for S/.132 million. In March 2002, the Tax Court ruled in SUNAT’s favor for S/.84 million, and also ruled that SUNAT had to revise the remaining assessments. Accordingly, in November 20003, SUNAT issued a revised assessment for S/.2 million related to amortization of intangibles. The effect of this revision, was recorded as of December 31, 2003.

Regarding the 1998 tax returns, in February 2002, SUNAT notified us of tax assessments through several resolutions related to income tax and value added tax, for approximately S/.244 million including interest and penalties. In April 2002, we made a claim opposing such assessment because we believed it was not in accordance with the law. To date, SUNAT has finished the evaluation of this claim. We are waiting for the resolution, however, we and our legal advisors believe that the outcome of such assessment will not have an adverse impact on our financial position.

In December 2003, during its review of our 1999 tax returns, SUNAT made an assessment of income tax and value-added tax for approximately S/.214 million including interest and penalties. We consider that this assessment is not in accordance with the law, and we have filed an appeal against such assessments. Approximately, S/.7 million corresponded to penalties collected through a Special Tax System which were refunded. To date, SUNAT is evaluating our information in our claim file, however we and our legal advisors believe that the outcome of such assessment will not have an adverse impact on our financial position.

Dividend Policy and Dividends

Our current dividend policy allows the payment of an interim and a final dividend in each fiscal year. All outstanding shares of common stock at the record date for a dividend or other distribution are entitled to share equally in any such dividend. The maximum amount of the annual dividend cannot exceed 50% of our net profit for the fiscal year, and is approved by the Shareholders’ Annual Meeting. According to the Peruvian Companies Law, dividends can be distributed only from earnings actually obtained or from cash reserves at our disposal, provided that the value of the assets is equal to or greater than paid-in capital stock. The interim dividend is declared at the board’s discretion. The declaration and payment of final dividends are subject to approval by a majority vote of the outstanding shares of our common stock present at the annual general shareholders’ meeting, and the actual amount paid after such shareholder approval will be the balance of the final dividend after deducting the interim dividend paid. The annual general shareholders’ meeting is required by Peruvian law to be held during the first quarter of each fiscal year and generally takes place in March. The final dividend generally will be paid during the fiscal year following the fiscal year to which such dividend relates.

Any dividend and future dividends will depend on our legal reserve, results of operations, financial position, cash requirements, capital expenditure needs, future prospects and other factors deemed relevant by the board of directors and our shareholders.

The distribution of dividends up to 50% of net profits after deducting the legal reserve is mandatory if shareholders representing at least 20% of the subscribed voting shares have voted in favor of a dividend distribution. Available earnings are subject to the following priorities:

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

The table below sets forth the interim, final and total cash dividends paid per share in the periods indicated:

Cash Dividends Per Share

	Interim		Final		Total
	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)
2000	0.040	0.012	0.107	0.031	0.147	0.042
2001	0.000	0.000	0.059	0.017	0.059	0.017
2002	0.000	0.000	0.000	0.000	0.000	0.000
2003(3)	0.058	0.017	0.037	0.011	0.095	0.027

(1)	Expressed in nominal nuevos soles.
(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the initial payment date of the dividend.
(3)	Reflects retained earnings accumulated as of December 31, 2002.

B.	Significant Changes

There have been no significant changes since the date of our Consolidated Annual Financial Statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Delisting of ADSs Traded on the New York Stock Exchange

On December 17, 2003, the Board of Directors approved a resolution to delist the ADSs from the NYSE. On January 8, 2004, we asked for approval from the NYSE and the SEC to delist from the NYSE. The SEC approved the request and on March 1, 2004, the ADSs ceased trading on the NYSE. From March 1, 2004, to April 12, 2004, holders of ADSs had the right to exchange their ADSs for the underlying Class B Shares. The Class B Shares trade on the Lima Stock Exchange.

The table below sets forth, for the period indicated, the reported high and low sale prices of ADSs on the NYSE until delisting on March 1, 2004.

Per ADS
	High	Low
(U.S. dollars)
1999	15 7/8	10 7/8
2000	2 11/8	5 13/16
2001	6 11/16	2 10/24
2002	3 15/16	1 3/16
2003	4 12/16	1 8/16
2002:
First Quarter	3 14/16	2 12/16
Second Quarter	3 15/16	2 2/16
Third Quarter	2 15/16	1 3/16
Fourth Quarter	1 15/16	1 4/16
2003:
First Quarter	1 14/16	1 8/16
Second Quarter	2 15/16	1 11/16
Third Quarter	4 2/16	2 5/16
Fourth Quarter	4 12/16	3 9/16

September 2003	4 2/16	2 12/16
October 2003	4 12/16	3 9/16
November 2003	4 6/16	3 15/16
December 2003	4 5/16	3 13/16
January 2004	4 11/16	2 14/16
February 2004(1)	3 2/16	2 7/16

(1)	On March 1, 2004 the ADSs were delisted from the New York Stock Exchange. The closing price on February 27, 2004 was U.S.$2 10/16.

Class B Shares and Class C Shares traded on the Lima Stock Exchange

The following table sets forth the outstanding shares of our capital stock as of December 31, 2003.

Class of Shares	Number of Shares	Percentage of Outstanding Share Capital
A-1	669,762,378	38.895%
B	1,051,925,807	61.089%
C	276,232	0.016%

Total	1,721,964,417	100.000%

Only class B shares and class C shares trade on the Lima stock exchange. The following table shows the reported high and low trading price in nominal nuevos soles and the average daily trading value of our class B shares and class C shares on the Lima stock exchange for the indicated periods:

Period(1)	High	Low	Average DailyTrading Volume
	(nominal nuevos soles)
1999
B shares	5.40	3.53	4,298,837.80
C shares	5.36	3.60	90,637.46
2000
B shares	7.23	2.07	15,085,199.36
C shares	7.21	2.30	410,360.98
2001
B shares	2.29	0.77	37,573.82
C shares	2.22	1.28	11,124.65
2002
B shares	1.20	0.47	14,151.76
C shares	0.92	0.58	3,0559.60
2003
B shares	1.60	0.55	23,395
C shares	0.60	0.61	1,972
2002:
First Quarter
B shares	1.20	0.88	16,336.16
C shares	—	—	395.45
Second Quarter
B shares	1.20	0.90	13,881.98
C shares	0.92	0.92	3,660.51
Third Quarter
B shares	0.89	0.47	14,229.38
C shares	—	—	—
Fourth Quarter
B shares	0.70	0.47	10,134.64
C shares	0.58	0.58	4,990.31
2003:
First Quarter
B shares	0.68	0.55	16,771.80
C shares	0.60	0.60	1,415
Second Quarter
B shares	0.98	0.63	22,814

C shares(2)	0.61	0.61	5,316
Third Quarter
B shares	1.31	0.80	23,043
C shares(2)	—	—	—
Fourth Quarter
B shares	1.60	1.18	20,380
C Shares	—	—	—
Recent Six Months (B shares):
December 2003	1.44	1.30	20,513
January 2004	1.57	1.00	15,375
February 2004	1.13	0.82	9,935
March 2004	1.07	0.83	151,826
April 2004	1.34	1.12	208,302
May 2004	1.19	1.00	43,306

Source:	Lima stock exchange
(1)	Class A-1 shares are listed on the Lima Stock Exchange without being traded.
(2)	Class C shares have been traded during January and April 2004.

As of June 11, 2004, the last reported sale price of the Class B Shares on the Lima Stock Exchange was S/.1 2/16 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Peruvian Securities Market

Background

As of December 31, 2003, there were 232 companies listed on the Lima stock exchange, Peru’s only securities exchange. Trading on the Lima stock exchange takes place from 9 a.m. to 2 p.m. local time, Monday through Friday, and is conducted electronically in the Rueda de Bolsa (stock exchange trading).

The transactions are executed through local brokerage firms on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of receipt. The orders specify the type of security ordered or offered, the amounts, and the price of the sale or purchase, as the case may be.

The Indice General de la Bolsa de Valores de Lima, or the General Index, is composed of 32 of the most representative stocks on the market. Due to the high levels of inflation during the eighties, it has been necessary to reset the base index several times, most recently on December 30, 1991, when it was reset at 100. The composition of the General Index was last changed in December 2003. The selection of stocks and their weight within the General Index depends on trading volume, number of trades and frequency of trades. Another index, the Indice Selectivo, or the Selective Index, is composed of 15 stocks deemed to be the most representative of the Peruvian market as a whole based on the same criteria. The Selective Index includes Credicorp, Buenaventura, ADR Telefónica, and Backus Investments, among others. In addition, the Lima stock exchange calculates indices that measure the price of stocks in seven economic sectors, including banking, industrial, mining, utilities, diverse industrial and agro pecuario.

Stock Market Performance

Peru stock market capitalization increased by 21.5% in 1999, decreased by 21.6% in 2000, increased by 3.3% in 2001, increased by 15.9% in 2002 and increased by 27.7% in 2003. The increase in market capitalization in

2002 was primarily due to an increase in diverse investment stocks by 47%, an increase in mining investment stocks by 42% and an increase in industrial stocks by 36%, partially offset by a 15% decrease in agrario stocks. The increase in 2003 was due to increases in the international market’s metal prices, as there was new demand for mining stocks. This sector’s index experienced a 178.34% increase, while Investments and Services indices climbed by 67.34% and 56.30%, respectively.

The following table shows the traded volumes, market capitalization and performance of the General Index and Selective Index of the Lima stock exchange for the years indicated:

	2001	2002	2003
	(in thousands of nuevos soles, except as indicated)
Traded Volumes(1)(2)	3,433.40	2,873.68	2,254.52
Market Capitalization(2)	10,861.05	12,592.88	16,083.80
General Index	1,176.45	1,391.97	2,435.04
Selective Index	1,917.16	2,202.32	3,993.86

Source:	Lima Stock Exchange
(1)	Includes both equity and debt.
(2)	In millions of U.S. dollars.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Directors

Our board of directors is comprised of nine (9) directors elected at a Special Shareholders meeting held by each class of shares. The quorum for meetings of our board is a simple majority of the members of the board. Resolutions can normally be passed with the vote of more than half of the number of directors present at a meeting. Nevertheless, certain resolutions must be approved by a majority of the board of directors, including among others:

•	the disposition of assets with an individual market value of at least U.S.$15,000,000;

•	any transaction with an individual or entity with a value greater than the lesser of 15% of the gross income of the applicable fiscal year or U.S.$100,000,000;

•	the performance of any type of operation with holders of our class A-1 shares and their affiliates or subsidiaries, holders of shares representing more than 1% of our capital stock, or directors of our company and the companies in which such directors hold a majority interest; and

•	the determination of the amount of the final dividends to be distributed and agreement upon the distribution of interim dividends.

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

Rights, Preferences and Restrictions of Shares

Holders of shares of common stock are entitled to one vote per share on all votes submitted for voting by shareholders, except that:

•	holders of the class A-1 shares are entitled to elect a simple majority of the members of the board for each term,

•	holders of the class B shares are entitled to elect as many directors as are required to complete the number of members of the board determined by the general shareholders meeting for each term, taking into account the number of directors elected by holders of class A-1 shares and holders of class C shares, if applicable, and

•	holders of the class C shares are not currently entitled to elect any member of the board.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our by-laws, shareholders’ meetings may be general or special. A mandatory general shareholders’ meeting must be convened by the board of directors during the three-month period after the end of each fiscal year. If the board of directors fails to convene the mandatory meeting during the three-month period, or if so convened it is not convened for the required purposes, pursuant to Peruvian law a meeting may be convened by the Peruvian securities commission by its own decision or at the request of any holder of a subscribed voting share. Other general shareholders’ meetings may be convened at any other time the board of directors deems it necessary or upon the request of holders of at least 5% of our subscribed voting shares.

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

Withdrawal Rights and Appraisal Procedure

Whenever certain extraordinary actions are adopted at a shareholders’ meeting, such as:

•	a change of corporate purpose;

•	a transfer of the domicile of our company outside of Peru;

•	a change in corporate form; or

•	mergers and acquisitions.

Any shareholder not voting in favor of the extraordinary resolution, any shareholder absent from the meeting, any shareholder illegally not permitted to vote at the meeting and any shareholder of non-voting shares may withdraw from our company and receive the average market price per share over the latest six months recorded on the Lima stock exchange. If our shares are not listed, the shareholder receives the book value of the shares as of the last day of the preceding month. A shareholder must exercise its appraisal rights within ten calendar days following the notice that must be published by us to that effect. Payment on the appraisal rights must be made within two months and must include interest accrued as of the date the withdrawal right was exercised by the shareholder, except:

•	when payment for such term could endanger our stability, or

•	if we have insufficient immediately available funds,

in which case payment will be made under the terms and conditions fixed by arbitration.

Increases and Reductions in Capital; Preemptive Rights

We may increase our capital stock upon resolution of a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by a shareholders’ meeting. Under Peruvian law, capital reductions are mandatory when losses have decreased our capital by more than 50% and an entire fiscal year has passed without offsetting such decrease, except in the case that we hold legal and/or freely available reserves or we make new contributions in the amounts as may be necessary to compensate for the loss. However, Law No. 28233 has suspended this requirement until December 31, 2004.

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

The acquisition will be made on a pro rata basis, except:

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

The following discussion is a summary of the material Peruvian and U.S. federal income tax consequences to you of the acquisition, ownership and disposition of our shares.

The discussion of Peruvian tax consequences below applies to you only if you are a non-resident of Peru and your ownership of our shares is not effectively connected with a permanent establishment or fiscal base in Peru. The discussion of material U.S. federal income tax consequences below applies only if you are a U.S. Holder (as defined).

You should consult your own tax advisor regarding the particular tax consequences to you of owning and disposing of our shares, including your eligibility for the benefits of any treaty between Peru and the country of your residence for the avoidance of double taxation, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Peruvian Tax Considerations

We believe that the following accurately summarizes the principal Peruvian tax consequences of the acquisition, ownership and disposition of class B shares by non-Peruvian holders. This summary is based on the tax laws of Peru in effect on the date hereof. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of such person’s particular circumstances. Persons considering the purchase of class B shares should consult their own tax advisors with regard to the application of Peruvian tax law to their particular situations as well as any tax consequences arising under the laws of any other jurisdiction.

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

The determination of whether an individual is resident in Peru is made on the first day of each year, and is effective thereafter and until the individual becomes domiciled in another country. A business entity is considered to be domiciled in Peru if:

(i) it is created under the laws of Peru, in which case it is subject to Peruvian taxes on its worldwide income, or

(ii) it is a branch, agency or permanent establishment of a non-Peruvian entity or individual, in which case it is subject to Peruvian taxes only on its Peruvian source income.

Taxation of Dividends

From January 1, 2003, dividends paid to domiciled or non-domiciled individuals or non-domiciled entities are subject to Peruvian withholding income tax, at the rate of 4.1% thereon.

Taxation of Capital Gains

Gain on the sale of class B shares, whether by an entity or an individual regardless of domicile, are exempted from Peruvian income tax until December 31, 2006 if the sale is effected in a floor session on a recognized stock exchange under Peruvian regulation. If class B shares or ADSs are sold or disposed of in any other way, the general rules set forth below apply.

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

Beginning January 1st 2004, gain on the sale or other disposition of shares by holders who are non-domiciled entities and individuals, will be subject to Peruvian income tax at a rate of 30%, calculated on the basis of the difference between the acquisition price, in nuevos soles, and the sale price, in nuevos soles. The acquisition price of the shares should be provided before the Peruvian Tax Administration, which will issue a certificate; otherwise, the gain will be understood as the sale price without deduction.

Other Peruvian Tax Considerations

Peruvian tax law does not impose a gift tax on descendants, donors, legatees or donees. There are no Peruvian stamp, issue, registration, transfer or similar taxes or duties payable by holders of class B shares, with the exception of an 19% value added tax that applies to all fees and commissions paid upon the sale, disposition or transfer of such class B shares. Such fees and commissions include commissions payable by the seller and the buyer to the Lima stock exchange (listing fees of registered 0.05% and monthly fees 0.02%), fees payable to the CONASEV (0.05%) and brokers’ fees.

Tax Treaties

There is currently no income tax treaty or convention in effect between Peru and the United States.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Class B Shares by a U.S. Holder.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire, own or dispose of Class B Shares in light of such U.S. Holder’s particular circumstances, and does not address any aspect of state, local, non-U.S. or other U.S. federal tax consequences. This summary addresses only Class B Shares held by U.S. Holders as capital assets (i.e., generally, as investment property). This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt entities, persons subject to alternative minimum tax, persons that will hold Class B Shares as part of an integrated investment, including a straddle, or as part of a hedging, conversion or repurchase transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of the total voting power of Telefónica del Perú, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons who acquire Class B Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (including proposed regulations) thereunder, and administrative pronouncements and judicial interpretations thereof, all as in effect on the date of this Form 20-F and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations.

As used herein, a “U.S. Holder” means a beneficial owner of our shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized under the laws of the United States or any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in a partnership will depends on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

Distributions

In general, a distribution of cash or property (other than common stock, if any, distributed pro rata to all shareholders of Telefónica del Perú) received by a U.S. Holder with respect to Class B Shares will be includible in gross income by such U.S. Holder as ordinary dividend income in the taxable year of receipt to the extent that such distribution is made from the current or accumulated earnings and profits of Telefónica del Perú as determined for U.S. federal income tax purposes. If the amount of any distribution exceeds the current and accumulated earnings and profits of Telefónica del Perú as determined for U.S. federal income tax purposes, a U.S. Holder’s pro rata share of such excess amount will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the Class B Shares and, thereafter, as capital gain. Dividends paid by Telefónica del Perú will not be eligible for the “dividends-received deduction” generally available to U.S. Holders that are corporations.

Moreover, dividends paid by Telefónica del Perú will not be eligible for the preferential tax rates for qualified dividend income, unless the Class B Shares become readily tradable on an established securities market. No assurances can be given that the Class B Shares will ever be considered readily tradable on an established securities market.

The amount of any taxable dividend includible in the gross income of a U.S. Holder will include any amounts withheld by Telefónica del Perú or its paying agent in respect of Peruvian taxes. Generally, such dividend will be treated as foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income,” for U.S. foreign tax credit purposes. If any Peruvian income taxes are withheld from such dividends, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of such Peruvian income taxes against such U.S. Holder’s U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder’s circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may, at such holder’s election, deduct the U.S. dollar value of such Peruvian income taxes in computing such U.S. Holder’s U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election by a U.S. Holder to claim a credit or deduction will apply to all foreign taxes paid or accrued during the taxable year. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. Prospective purchasers of Class B Shares should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

A taxable dividend paid in nuevos soles will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received by the U.S. Holder regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder generally will have a tax basis in such distributed nuevos soles equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such nuevos soles generally will be ordinary income or loss. If the distribution is converted into U.S. dollars on the date of such receipt by the U.S. Holder, as applicable, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sale or Other Taxable Disposition of ADSs or Class B Shares

In general the gain or loss, if any, realized upon a sale or other taxable disposition of Class B Shares will be in an amount equal to the excess of the amount realized on such sale or other taxable disposition over the U.S. Holder’s tax basis in such Class B Shares. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale or other taxable disposition, the Class B Shares have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses in respect of Class B Shares is subject to limitations under the Code.

Gain (or loss), if any, recognized by a U.S. Holder on the sale or other taxable disposition of Class B Shares generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Peruvian income tax is imposed on the sale or other taxable disposition of Class B Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Peruvian income tax. Prospective purchasers of Class B Shares should consult their own tax advisers regarding the implications of Peruvian income tax on the sale or other taxable disposition of Class B Shares.

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

Based on certain estimates of our current and projected gross income and gross assets, Telefónica del Perú believes that it will not be considered a PFIC for U.S. federal income tax purposes for Telefónica del Perú’s current taxable year. However, since the determination of whether Telefónica del Perú is a PFIC will be made by us on an annual basis and depends upon the nature of Telefónica del Perú’s activities and the composition of our income and assets, including the market values of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that Telefónica del Perú will not be considered a PFIC for any taxable year. If Telefónica del Perú were treated as a PFIC for any taxable year, a U.S. Holder that owns Class B Shares may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such Class B Shares, or upon the receipt of certain distributions from Telefónica del Perú, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

In general, subject to the elections described below, if Telefónica del Perú were treated as a PFIC for a taxable year during which a U.S. Holder owns Class B Shares, then any gain realized by such U.S. Holder from the sale or other disposition of such Class B Shares, and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder’s holding period for the Class B Shares), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the applicable Class B Shares. The amount allocated to prior taxable years, other than a taxable year before Telefónica del Perú is treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. In addition, an interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years.

The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid qualified electing fund (“QEF”) election or a valid “mark to market” election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualified electing fund election in the event that Telefónica del Perú is considered a PFIC for any taxable year. A U.S. Holder that owns shares in a PFIC may be eligible to make a “mark-to-market” election in circumstances where such shares are treated under applicable Treasury Regulations as being regularly traded on a qualified exchange. There can be no assurance that a U.S. Holder owning Class B Shares will be treated as owning stock that is regularly traded on a qualified exchange for this purpose.

If a valid mark-to-market election is timely made, then for each taxable year of ownership, the U.S. Holder generally will include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of the Class B Shares at the end of such taxable year over their adjusted tax basis, and will deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the Class B Shares over their fair market value at the end of the taxable year (but only to the extent of the amount previously included in gross income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the Class B Shares will be adjusted to reflect any such income or loss that is included in, or deducted from, gross income. If the mark-to-market election is made, it can only be revoked with the consent of the U.S. Internal Revenue Service. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns shares in a PFIC.

Prospective purchasers of Class B Shares are urged to consult their own advisers regarding the consequences of the application of the PFIC rules to the Class B Shares and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should Telefónica del Perú be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

A U.S. Holder of Class B Shares may, under certain circumstances, be subject to “backup withholding” (currently at a rate of 28%) and information reporting requirements with respect to certain payments, including certain dividends on or the proceeds of certain sales of Class B Shares, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required), or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Tax Matters

See “Item 8. Tax Matters.”

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Our financial debt, in terms of U.S. dollars at December 31, 2003, was reduced by over U.S.$201 million, compared to the end of the previous fiscal year. At December 31, 2003, our financial debt was the equivalent of U.S.$505 million. We face three main categories of primary market risk exposure: interest rate variations, changes in the Peruvian CPI and exchange rate fluctuations. The major interest rate risk we face is an increase in short-term interest rates, such as the London interbank offered rate, or LIBOR. We had the equivalent of U.S.$152 million in short-term liabilities. The risk we face in the Peruvian CPI is an increase in the CPI as we had U.S.$93 million of

VAC (Constant Purchasing Value) denominated bonds outstanding as of December 31, 2003. The major exchange rate risk we face is the depreciation of the nuevo sol against the U.S. dollar, as we had, as of December 31, 2003, U.S.$214 million in dollar-denominated liabilities outstanding without including forward contracts for dollars into nuevos soles while approximately 81% of our revenues are denominated in nuevos soles. In addition, each year, we spend significant amounts of foreign currency, mainly U.S. dollars, to purchase certain equipment from foreign suppliers.

However, we have managed our exchange rate and interest rate risk through our participation in local capital markets, replacing short-term debt with medium and long-term debt and by partially hedging our U.S. dollar exposure. This risk management strategy has improved our debt structure and company risk profile. On December 31, 2003, we had Nuevo Sol-Dollar exchange rate net forward contracts for U.S.$184 million. At December 31, 2003, our consolidated assets in foreign currency were higher than our consolidated liabilities in foreign currency by U.S.$13 million.

Interest Rate Risk

As of December 31, 2003, U.S.$152 million (30% of our interest-bearing liabilities, including both long- and short-term and dollar and nuevo sol-denominated debt) bear exposure to interest rate variations. To reduce this exposure, we have replaced short-term debt with medium and long-term debt. Thus, at the end of 2003, long-term debt was 70% of our total debt, an 18% increase compared to 2002.

The following table summarizes the long-term debt obligations held by us at December 31, 2003 bearing interest rate risk.

On-Off-balance Sheet Financial Instruments	Interest rate as of Dec. 2003	2004	At December 31, 2003 Expected maturity date				Thereafter	Total Long Term Debt (Incl. 2004 maturities)	Fair Value
			2005	2006	2007	2008
			(U.S.$ equivalent in millions)
Liabilities
Long-Term Interest Bearing Debt:
Fixed Rate
Nuevo Sol	6.28%	16.10	57.74	0.00	0.00	18.24	0.00	92.07	96.75
Dollar	4.94%	14.04	78.55	12.53	32.51	12.51	40.10	190.23	203.57
Yen
Euro	3.04%	2.13	0.50	0.50	0.50	0.50	3.86	7.98	7.48
Inflation-Indexed
Nuevo Sol(1)	VAC+6.357%	0.00	0.00	61.10	3.62	0.00	28.10	92.82	95.27
Dollar

(1)	VAC constant purchasing value

Foreign Currency Exchange Rate Risk

As of December 31, 2003, U.S.$214 million (or 42%) of our debt was denominated in dollars, without including forward contracts for dollars into nuevos soles, and U.S.$8 million (or 2%) of our debt was denominated in foreign currencies other than U.S. dollars, while approximately 81% of our revenues were denominated in nuevos soles. To manage the exchange rate risk we enter into forward contracts, pursuant to which we agree to purchase dollars for nuevos soles at an agreed upon exchange rate on a particular date. The maturities of the forward contracts usually match certain of our foreign exchange-denominated liabilities, in order to hedge such liabilities. The purpose of our foreign-currency hedging activities is to protect us from the risk of depreciation of the nuevo sol against the dollar. As of December 31, 2003, U.S.$184 million, or 37%, of our debt was hedged through forward contracts, U.S.$38 million corresponds to specific liabilities (perfect hedges) and U.S.$156 million corresponds to our global position in dollars (global hedges). Though we prefer to enter only into perfect hedge transactions, because the Peruvian market is extremely illiquid and does not have a medium or long-term derivative market, we are required to hedge long-term U.S. dollar-denominated liabilities with short term forward contracts and roll them over until the liability matures. This requires us to assume some interest rate risk.

As of December 31, 2003, consolidated assets in foreign currency were U.S.$13 million higher than our consolidated liabilities in foreign currency, while in 2002 we had a negative balance of U.S.$55.2 million. With the reduction in our net monetary position, the impact of foreign exchange variation, net of our exposure to inflation, resulted in a gain of U.S.$1.97 million in 2003, compared to a loss of U.S.$4.73 million in 2002.

Additionally, we purchased equipment from foreign suppliers and, therefore, must pay significant amounts each year in foreign currencies, principally in U.S. dollars. We estimate that approximately 54% of our capital expenditures in 2003 will be made in U.S. dollars. Consequently, fluctuations in the nuevo sol-dollar exchange rate will cause the nuevo sol value of these expenses to fluctuate.

The table below provides information about our borrowings that are sensitive to foreign currency exchange rates.

	At December 31, 2003 Expected maturity date
On-Off-balance Sheet Financial Instruments	2004	2005	2006	2007	2008	Thereafter	Total Long - Term Debt (Incl. 2003 maturities)	Fair Value
	(U.S.$ equivalent in millions)
Liabilities
Long-Term Interest Bearing Debt:
Fixed Rate
Dollar	14.04	78.55	12.53	32.51	12.51	40.10	190.23	203.52
Euro	2.13	0.50	0.50	0.50	0.50	3.86	7.98	7.48
Variable Rate
Dollar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Anticipated Transaction and Related Derivatives
Forward Exchange Agreements
(Receive U.S.$/Pay nuevos soles)
Long Term Contract Amount(1)	0.00	46.00	0.00	0.00	0.00	0.00	46.00	0.58
Average Contractual Exchange Rate (Nuevo sol/U.S.$)

(1)	Total currency forward position U.S.$183.5MM

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

No events that are required to be reported have occurred.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

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

Item 16A. Audit Committee Financial Expert

We have not designated a member of our audit committee as a financial expert because we are no longer a listed company and thus are not required to have an audit committee financial expert. For information about our audit committee, see Item 6C. “Board of Directors—Audit Committee.”

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our President of the Board of Directors, Chief Executive Officer, Chief Financial Officer, Managing Controller Director, and persons performing similar functions. This code of ethics has been attached hereto as Exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Gris Hernandez y Asociados, Member Firm of Deloitte & Touche LLP (“Gris”), has served as our independent public accountants for each of the financial years in the two-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Gris to us in 2003 and 2002.

	2003	2002
	S/.000
Audit Fees(1)	1,295	1,006
Audit-related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	107	—

Total	S/.1,402	S/.1,006

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centers; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for process improvement and advice.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of the current Policies and Procedures:

The Audit Committee

Telefónica del Peru has created an Audit Committee composed of independent directors. The committee has the following responsibilities:

•	To propose the designation of an external auditor, its contractual obligation and the extent, revocation and extension of the professional mandate.

•	To review the company’s books, to monitor the compliance with legal requirements and the correct application of generally accepted accounting principles, and to report on the proposed modification of the accounting principles and criteria suggested by management.

•	To serve as a communication channel among the Board of Directors, the external auditor and management, to evaluate the operating results of each auditing period and to respond to the recommendations of management and the external auditors, and to mediate and arbitrate between the parties to ensure compliance with generally accepted accounting principles in preparing financial statements.

•	To verify the adequacy and integrity of the internal control systems for individual and consolidated accounts.

•	To supervise the fulfillment of the audit contract, to obtain the audit report and to ensure that it is clear and precise.

•	To review the books and financial information that are submitted to the markets and the supervisory bodies.

As of June 14, 2004, the Audit Committee is composed of the chairman, Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

The committee has recommended the external auditor for 2003 to the shareholders and has approved the contract conditions and the extent of his professional reach; has reviewed the contract for any services for the external auditor, whether or not they are audit related and established the compensation level; has reviewed the quarterly and annual books, and discussed related matters with the team of management and the external auditor. In the same regard, the committee also informed itself of the main activities of the internal auditor and the corrective actions implemented in each case.

The Committee has reviewed the annual and quarterly financial statements and done an exhaustive review with the members of the management team. Quarterly, the President has informed the Board of Directors of changes in the financial information of the corporation and recommended their approval. The audit committee has also met quarterly.

It is important to emphasize that the service contract of the auditor is governed by the principle “Standards of approval of the services of the external auditor,” which is applicable to all of the subsidiaries of the Telefónica Group in compliance with the applicable SEC regulations.

In fulfillment of the standards, the Audit Committee has considered the contracts of the principal auditor. When the contract requires something of the auditor, it has been evaluated in each case before the committee to determine that the provisions of services will not affect the independence of the principal auditor and are within the scope of the contract. The determinations of the committee are reviewed and approved by the President and the Secretary.

During 2003, 100% of all Other Fees provided to us by Gris were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

Item 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report:

Independent Auditors’ Report for the years ended December 31, 2003, 2002 and 2001

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Income for the years ended on December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Shareholders’ Equity for the years ended on December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended on December 31, 2003, 2002 and 2001

Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association***

1.2	Amended and Restated Articles of Association (English translation)***

4.3	Option Agreement for the Subscription for Shares, dated October 20, 1999, Telefónica del Perú S.A.A. and Terra Networks, S.A. (English version)**

4.4	Option Agreement for the Subscription for Shares, dated October 20, 1999, between Telefónica del Perú S.A.A. and Terra Networks, S.A. (Spanish version)**

4.5	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra Networks Perú S.A. (English version)**

4.6	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra Networks Perú S.A. (Spanish version)**

4.7	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica Servicios Internet S.A.C. and Terra Networks S.A. (English version)**

4.8	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica Servicios Internet S.A.C. and Terra Networks S.A. (Spanish version)**

4.9	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atttento Holding Telecomunicaciones S.A. (English version)**

4.10	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atttento Holding Telecomunicaciones S.A. (Spanish version)**

4.11	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (English version)*

4.12	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (Spanish version)*

4.13	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (English version)*

4.14	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (Spanish version)*

4.15	Contract for Recognition of Debt and Payment Commitment Subject to Variable Interest Rate, dated January 11, 2000, between Telefónica del Perú S.A.A. as Creditor and Telefónica Móviles S.A.C. as Debtor**

4.16	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios Compartidos S.A.C. (English version)***

4.17	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios Compartidos S.A.C. (Spanish version)***

4.18	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e Información S.A. (English version)***

4.19	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e Información S.A. (Spanish version)***

4.21	Additional Clause to Technical Capacity and Management Transfer Agreement, dated May 23, 1995, between Telefónica del Perú S.A.A. and Telefónica Internacional S.A.****

4.22	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction****

4.23	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated May 18, 2001, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction****

4.24	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service and National and International Long Distance Service within the Republic Peru, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction****

4.25	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service, and National and International Long Distance Service within the Republic of Peru, dated May 18, 2001, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction****

4.26	Addendum to the Concession Agreement, dated July 25, 2000, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction****

4.27	Amended and Restated Trust Agreement, dated as of December 16, 1998, amended and restated as of December 17, 2001, between Telefónica del Perú S.A.A. and The Bank of New York****

4.28	Amendment No. 1, dated January 21, 2004 to Deposit Agreement dated as of July 1, 1996 among Telefónica del Perú S.A.A. and JPMorgan Chase Bank*****

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Section 302 CEO Certification of the Annual Report

12.2	Section 302 CFO Certification of the Annual Report

13.1	Section 906 CEO Certification of the Annual Report

13.2	Section 906 CFO Certification of the Annual Report

*	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form F-1, registration number 333-4768 filed on June 28, 1996.
**	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2000.
***	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2001.
****	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2002.
*****	Incorporated by reference to the post-effective amendment No. 1 of Telefónica del Perú S.A.A. on Form F-6, registration number 333-04842.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report hereby on its behalf.

TELEFÓNICA DEL PERÚ S.A.A.

By:	/s/ Juan Revilla Vergara
Name:	Juan Revilla Vergara
Title:	Chief Executive Officer

Date: June 25, 2004

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2001, 2002 and 2003

together with Independent Auditors’ Report

Telefónica del Perú S.A.A. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders of

Telefónica del Perú S.A.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica del Perú S.A.A. (hereinafter “the Company”, a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, all expressed in constant Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Telefónica del Perú S.A.A. and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 21, 2002.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the 2003 and 2002 consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Peru.

4.	Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the fiscal years ended December 31, 2003 and 2002 and the determination of shareholders’ equity at December 31, 2003 and 2002 to the extent summarized in Note 36 to the consolidated financial statements.

5.	As discussed above, the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 was audited by other auditors who have ceased operations. As described in Note 36 (k), these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which was adopted by the Company as of January 1, 2002 under U.S. GAAP. In our opinion, the disclosures for 2001 in Note 36 (k) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/    Gris Hernández y Asociados

Countersigned by:

/s/ Eduardo Gris Percovich(Partner)
Eduardo Gris Percovich
CPC Register No.12159

February 11, 2004, except for Note 36, as which the date is June 21, 2004

Lima, Peru

This is a copy of the audit report previously issued by Medina, Zaldivar y Asoc. S.C. (a member firm of Arthur Andersen) in connection with Telefónica del Perú S.A.A.’s filing on Form 20-F for the year ended December 31, 2001. This audit report has not been reissued by Medina, Zaldivar y Asoc. S.C. in connection with this filing on Form 20-F. The consolidated balance sheets as of December 31, 1999, 2000, and 2001, the consolidated statements of income, changes in shareholder’s equity and cash flows for the years ended December 31, 1999 and 2000 referred to in this report have not been included in the accompanying financial statements.

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
C.P.C. Register No.22220

Lima, Peru,
February 21, 2002

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

In constant currency

	Note		2002	2003	2003
			S/.000	S/.000	US$000
ASSETS

CURRENT ASSETS:
Cash and banks	9		56,392	50,007	14,440
Trust fund	10		54,940	46,351	13,385
Trade accounts receivable, net	11		658,712	729,566	210,675
Accounts receivable from related companies	23		41,922	249,958	72,180
Other accounts receivable, net	12		158,398	106,512	30,757
Materials and supplies			28,741	27,998	8,085
Prepaid taxes and expenses	13		96,165	68,042	19,648

Total current assets			1,095,270	1,278,434	369,170

NON - CURRENT ASSETS:
Long-term accounts receivable from related company	23		268,745	—	—
Investments, net	14		156,007	86,552	24,993
Property, plant and equipment, net	15		6,526,901	6,000,479	1,732,740
Intangibles and other assets, net	16		298,815	225,282	65,054

Total non - current assets			7,250,468	6,312,313	1,822,787

TOTAL ASSETS			8,345,738	7,590,747	2,191,957

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans and overdrafts	17		484,194	163,609	47,245
Trade accounts payable	18		480,812	551,596	159,283
Accounts payable to related companies	23		188,146	203,373	58,727
Other accounts payable	19		589,118	667,371	192,715
Promissory notes	20		320,186	252,864	73,019
Current portion of bonds	21		302,251	26,255	7,582
Current portion of long-term debt	22		59,527	85,512	24,693

Total current liabilities			2,424,234	1,950,580	563,264

NON - CURRENT LIABILITIES:
Bonds	21		459,895	908,221	262,264
Long-term debt	22		819,525	314,334	90,769
Guarantee deposits	31	(c)	99,069	104,226	30,097
Deferred income tax and workers’ profit sharing			1,073,031	1,011,826	292,182

Total non - current liabilities			2,451,520	2,338,607	675,312

TOTAL LIABILITIES			4,875,754	4,289,187	1,238,576

SHAREHOLDERS’ EQUITY	24
Share capital			2,953,479	2,953,479	852,867
Legal reserve			349,450	352,676	101,841
Retained earnings (losses)			167,055	(4,595)	(1,327)

TOTAL SHAREHOLDERS’ EQUITY			3,469,984	3,301,560	953,381

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			8,345,738	7,590,747	2,191,957

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In constant currency

	Note		2001	2002	2003	2003
			S/.000	S/.000	S/.000	US$000
			(Note 2)
OPERATING REVENUES:
Fixed local telephone services			1,628,766	1,629,630	1,532,076	442,413
International long distance telephone services			306,486	181,810	165,683	47,844
Domestic long distance telephone services			305,256	254,893	194,530	56,174
Public and rural telephone services			696,959	760,761	702,240	202,784
Interconnection with others operators			181,930	195,404	265,470	76,659
Business communications			200,564	203,531	267,129	77,138
Cable television			277,307	300,196	320,003	92,406
Telephone directory advertising			90,201	—	—	—

TOTAL OPERATING REVENUES			3,687,469	3,526,225	3,447,131	995,418

OPERATING EXPENSES:
General and administrative	26		987,944	920,243	969,072	279,836
Personnel	27		483,150	422,928	404,110	116,694
Depreciation			855,056	864,047	873,873	252,346
Amortization			126,259	130,235	128,720	37,170
Technology transfer and Management fee	28		170,959	234,910	295,429	85,310
Materials and supplies			60,248	56,262	60,548	17,484
Shared services centre expenses	23		122,479	112,622	107,545	31,055
Capitalization of costs for telephone plant construction	5	(i)	(126,533)	(47,776)	(45,101)	(13,024)

TOTAL OPERATING EXPENSES			2,679,562	2,693,471	2,794,196	806,871

OPERATING INCOME			1,007,907	832,754	652,935	188,547

(Continued)

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In constant currency

	Note		2001	2002	2003	2003
			S/.000	S/.000	S/.000	US$000
			(Note 2)
OTHER INCOME (EXPENSES):
Interest income	29		71,309	53,467	30,776	8,887
Interest expense	29		(343,713)	(232,244)	(138,770)	(40,072)
Other expenses, net	30		(507,540)	(346,412)	(281,307)	(81,232)

Total			(779,944)	(525,189)	(389,301)	(112,417)

Gain (loss) from exposure to inflation/deflation			(61,833)	(16,383)	6,812	1,967

INCOME BEFORE WORKERS’ PROFIT SHARING AND INCOME TAX			166,130	291,182	270,446	78,097

Workers’ profit sharing	31	(a)	(123,097)	(70,383)	(66,604)	(19,233)
Income tax	31	(a)	(193,481)	(189,546)	(181,894)	(52,525)

NET INCOME (LOSS)			(150,448)	31,253	21,948	6,339

			S/.	S/.	S/.	US$

BASIC AND DILUTED EARNINGS (LOSSES) PER SHARE	32		(0.087)	0.018	0.013	0.003

The accompanying consolidated notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In constant currency

	Note		Number of shares	Capital stock	Additional paid-in Capital	Legal Reserve	Retained Earnings	Total
				S/.000	S/.000	S/.000	S/.000	S/.000

Balance as of January 1, 2001	2		2,104,597,578	3,341,666	116,969	668,333	780,754	4,907,722

Adjustments to beginning balances			—	—	—	—	(195,438)	(195,438)
Spinning-off of Telefónica Móviles S.A.C.			(356,825,049)	(362,006)	(116,969)	(318,883)	(65,421)	(863,279)
Spinning-off of Telefónica Data Perú S.A.C.			(25,527,295)	(25,897)	—	—	(81,955)	(107,852)
Shares’ withdrawal and exchange			(280,817)	(284)	—	—	—	(284)
Dividends declared			—	—	—	—	(102,229)	(102,229)
Amortization of accumulated deferred income tax			—	—	—	—	(24,606)	(24,606)
Net loss			—	—	—	—	(150,448)	(150,448)

Balance as of December 31, 2001	2		1,721,964,417	2,953,479	—	349,450	160,657	3,463,586

Amortization of accumulated deferred income tax	31	(c)					(24,855)	(24,855)
Net income							31,253	31,253

Balance as of December 31, 2002			1,721,964,417	2,953,479	—	349,450	167,055	3,469,984

Amortization of accumulated deferred income tax	31	(c)				—	(24,427)	(24,427)
Dividends declared					—	—	(165,945)	(165,945)
Transference					—	3,226	(3,226)	—
Net income					—	—	21,948	21,948

Balance as of December 31, 2003			1,721,964,417	2,953,479	—	352,676	(4,595)	3,301,560

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. Y SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In constant currency

	2001	2002	2003	2003
	S/.000	S/.000	S/.000	US$000
	(Note 2)
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	(150,448)	31,253	21,948	6,339
RECONCILIATION OF NET INCOME (LOSS) TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amotization	981,315	994,282	1,002,593	289,516
Deferred income tax and workers profit sharing	163,297	(15,562)	(30,796)	(8,893)
Provision for doubtful accounts	145,214	162,545	224,859	64,932
Loss (gain) from exposure to inflation/deflation	61,833	16,383	(6,812)	(1,967)
Sundry provisions	90,721	270,087	175,775	50,758
Provision for obsolescence of materials and supplies		20,400	—
Provision for impairment of investments		42,860	17,024	4,916
Loss (income) in sale of property, plant and equipment	26,214	2,424	(5,667)	(1,636)
Income in sale of permanent investments		(33,545)	4,333	1,251
Net changes in current assets and liabilities accounts:
Decrease (increase) in trade accounts receivable, from related companies and other accounts receivable	125,998	(192,618)	(241,479)	(69,732)
Decrease in materials and supplies	90,885	12,906	743	215
Decrease in prepaid taxes and expenses	156,613	59,149	21,922	6,330
Increase (decrease) in trade accounts payable	(128,177)	(63,322)	83,877	24,221
Increase (decrease) in other accounts payable	(140,100)	329,760	(94,671)	(27,339)

Cash provided by operating activities	1,423,365	1,637,002	1,173,649	338,911

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment, materials and supplies	(658,168)	(332,801)	(429,204)	(123,940)
Sale of investments and other assets	6,922	85,895	76,438	22,073

Cash used in investing activities	(651,246)	(246,906)	(352,766)	(101,867)

CASH FLOW FROM FINANCING ACTIVITIES
Bank loans and overdraft	(1,009,207)	(721,657)	(309,541)	(89,385)
Issuance of long term debt	460,346	—	69,909	20,187
Payment of long term debt	(174,378)	(843,790)	(554,222)	(160,041)
Payment of promissory notes	144,481	(39,352)	(60,136)	(17,365)
Issuance of bonds	280,790	200,659	485,785	140,279
Payments of bonds	(294,840)	(140,484)	(296,324)	(85,569)
Collection from other accounts receivable and accounts payable to related companies	57,517	86,281	—	—
Dividends in advance and payment of dividends	(168,825)	(32,782)	(161,680)	(46,688)

Cash used in financing activities	(704,116)	(1,491,125)	(826,209)	(238,582)

Cash inflation/deflation loss due to cash	904	(1,164)	(1,059)	(306)

INCREASE (DECREASE) IN CASH AND BANKS	68,907	(102,193)	(6,385)	(1,844)

Balance of cash and banks at the beginning of the year	89,678	158,585	56,392	16,284

Balance of cash and banks at the end of the year	158,585	56,392	50,007	14,440

Supplemental information:
Interest paid during years ending December 31, 2001, 2002 and 2003 amounted to S/.346,411, S/.106,793 and S/.105,668, respectively,

Income tax payments during the years ending December 31, 2001, 2002 and 2003 amounted to S/.139,981, S/.101,198 and S/.277,884, respectively

The accompanying notes are an integral part of these consolidated financial statements

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

1.	ECONOMIC ACTIVITY

Telefónica del Perú S.A.A., hereinafter “the Company”, is a telecommunications corporation, subsidiary of Telefónica, S.A (a company incorporated in Spain), that offers fixed local telephone services, public telephone services, data transmission, and both domestic and international long-distance telephone services throughout Peru. The Company is the major telecommunications operator of Peru and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

The number of employees of Telefónica del Perú S.A.A. and its Subsidiaries as of December 31, 2003 and 2002 was 4,920 and 4,857, respectively. The Company’s legal domicile is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements as of December 31, 2002 were approved at the General Shareholders’ Meeting held on March 26, 2003. The consolidated financial statements for the year ended December 31, 2003 will be submitted for approval to the General Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the General Shareholders’ meeting without significant changes.

As of December 31, 2001, 2002 and 2003, the Subsidiaries of the Company were:

Telefónica Servicios Integrados S.A.C.

Telefónica Multimedia S.A.C.

Transporte Urgente de Mensajería S.A.C.

Telefónica Servicios Comerciales S.A.C.

Telefónica Servicios Digitales S.A.C.

Telefónica Soluciones Globales Holding S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Servicios Técnicos S.A.C.

Servicios Globales de Telecomunicaciones S.A.C.

Espectacular S.A.C.

Following, are shown the activities and the most important financial data as of December 31, 2001, 2002 and 2003 of the Company’s main Subsidiaries:

Entity	Business activity	Percentage of ownership			Total assets			Total liabilities			Total shareholders’ equity			Net income (loss)
		2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003
		%	%	%	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
		(Note 2)			(Note 2)			(Note 2)			(Note 2)			(Note 2)
Telefónica Servicios Integrados S.A.C.	Advanced information and telecommunications system services.	99.99	99.99	99.99	2	6	—	80,434	79,116	78,017	(80,432)	(79,110)	(78,017)	(74,559)	1,330	1,093

Telefónica Multimedia S.A.C.	Cable television services.	99.99	99.99	99.99	188,270	171,674	188,817	122,962	84,972	80,986	65,308	86,702	107,831	(27,118)	21,397	21,129

Transporte Urgente de Mensajería S.A.C.	Courier services.	99.99	99.99	99.99	9,964	13,225	21,085	8,741	10,640	17,232	1,223	2,585	3,853	1,055	1,362	1,268

Telefónica Servicios Comerciales S.A.C.	Telecommunication related administrative services.	99.90	99.90	99.90	9,922	9,072	27,562	7,812	6,921	13,143	2,110	2,151	14,419	2,198	43	12,268

Telefónica Servicios Digitales S.A.C.	Services of converting and processing documentary images; as well as electronic consulting of converted and stored images.	51.00	51.00	51.00	9,824	8,587	6,368	9,798	11,210	10,643	26	(2,623)	(4,275)	(1,248)	(2,649)	(1,652)

Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of various printed publications.	99.99	99.99	99.99	5,754	9,073	9,603	16,395	27,700	28,583	(10,641)	(18,627)	(18,980)	(10,787)	(7,988)	(353)

Telefónica Publicidad e Información Perú S.A.C.	Edition of telephone address books	99.99	—	—	106,848	—	—	39,605	—	—	67,243	—	—	1,168	—	—

2.	FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

The consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 shown for comparative purposes, were not audited by Gris Hernández y Asociados, but by other auditors who ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 21, 2002.

The amounts reported in the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 and in the consolidated financial statements as of December 31, 2002, that are shown for comparative purposes, have been adjusted to reflect the effect of the changes in the domestic Wholesale Price Index as of December 31, 2003. Certain items in years 2001 and 2002 consolidated financial statements have been reclassified to make them comparable to those of year 2003 consolidated financial statements.

3.	CONCESSION CONTRACT AND RATES

CONCESSION CONTRACT

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation, Communications, Housing and Construction (MTC), concession agreements to provide (i) carrier and fixed local telephone services in Lima department and Callao Province and (ii) carrier, fixed local telephone services and long-distance telephone services in the Republic of Perú. These contracts have the nature of law and were previously approved by Supreme Decree Nº11-94-TCC, dated May 13, 1994; subsequently Supreme Decree Nº21-98-MTC dated August 4, 1998 and Ministerial Resolutions Nº 272-99-MTC/15.03 and Nº157-2001-MTC/15.03 modified the concession agreements.

The concession contracts, considering the modifications approved by Supreme Decree Nº21-98-MTC, contain, among others, the following provisions:

(a)	The services provided include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

(b)	The concession term is 20 years, which may be renewed gradually at the Company’s request for periods of up to five (5) additional years to the concession term. In this case, the renewal must be agreed each five-year period counted as from the effective date, up to a maximum of 20 years.

In June 1999, Telefónica del Perú S.A.A. requested the partial renewal of the concession term for providing the telecommunications services for an additional period of five (5) years. Such renewal was granted by Ministerial Resolution Nº 272-99-MTC/15.03 dated June 23, 1999, extending the concession term until 2019. To date, Telefónica del Perú S.A.A. has requested the renewal for five (5) additional years, which is currently in process.

(c)	Fixed local telephone services, and domestic and international long-distance carrier telephone services are under a maximum rate regime.

(d)	The obligation to enter, with the approval of the Supervisory Board for Private Telecommunications Investments, OSIPTEL, into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications services.
(e)	Other obligations regarding fixed local telephone service and both domestic and international long-distance telephone services, related to quality improvement of the service rendered and the expansion plan. By means of Supreme Decree 21-98-MTC, the Peruvian Government recognized that the aforesaid obligations have been satisfactorily fulfilled.

As of the date of this report, in Management’s opinion, the Company is fulfilling the obligations previously mentioned.

RATES

In March, 2003 Telefónica del Perú S.A.A. increased the existing rate plans approved by OSIPTEL, from 4 to 11 plans, which by means of a combination of fixed monthly rate, minute or second pricing and free units, among others, offer a wide range of total prices for each client needs.

As a result of those changes, as of December 31, 2003, there were about 550 thousand plan migrations, and sales of about 204 thousand new plans.

4.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree Nº20-98-MTC approved the policy that outlines the opening of the telecommunications market to competition.

Accordingly, by Directory Resolution Nº001-98-CD/OSIPTEL of January 16, 1998, the Interconnection Regulations were approved in order to ensure the free and fair competition of operators in the telecommunications market, within the framework of the international commitments in which Peru is a part. The above Resolution established that operators of public telecommunications services are unable to deny interconnection to other operators and that the execution of interconnection contracts will be made under the terms and conditions established between them.

Likewise, the operators of networks or interconnected services will pay each other interconnection charges, which include the interconnection costs, contributions to the total costs of the local service provider, and a reasonable profit margin. If the parties do not reach an agreement on the interconnection charges, these will be established by OSIPTEL. As of December 31, 2003, Telefónica del Perú S.A.A. is interconnected to 37 operators (27 and 31 operators as of December 31, 2001 and 2002 respectively).

The maximum average interconnection charge for the completion of calls in the local fixed network was US$0.01208 and US$0.014 per minute, priced by the second, as of December 31, 2003 and 2002, respectively.

5.	SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

The significant accounting principles and practices used by Telefónica del Perú S.A.A. and its Subsidiaries are as follows:

(a)	Basis of preparation and presentation

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its Subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index. The inflation/deflation net gain or loss resulting from said adjustment is included in the consolidated statements of income. According to the above-mentioned index, inflation was 2.0 percent in 2003 ((2.2) percent and 1.7 percent in 2001 and 2002, respectively).

The figures corresponding to the previous year’s consolidated financial statements, shown for comparative purposes, are expressed at the level of wholesale prices as of December 31, 2003.

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) authorized by the National Accounting Council (CNC). As of December 31, 2003, the CNC has authorized the IAS 1 to 41, which are currently in force. In the preparation and presentation of the consolidated financial statements, Telefónica del Perú S.A.A and its Subsidiaries have used the applicable IASs authorized by the CNC in force in Peru in 2001, 2002 and 2003.

As provided by the CNC, IAS 39 “Financial Instruments: Recognition and Measurement” became in force in January, 2003 and had no significant effect on the financial situation and results of Telefónica del Perú S.A.A. and Subsidiaries.

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of assets and liabilities reported, the disclosure of asset and liability contingencies at the date of the consolidated balance sheets, and the disclosure of significant facts included in the notes to the consolidated financial statements; as well as the amounts of revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most significant estimates included in the accompanying consolidated financial statements relate to the provision for doubtful accounts, provision for investments, fixed assets and inventories, estimated useful life of fixed assets, useful life of tangible and intangible assets, provision for contingencies, liability for deferred income tax and workers’ profit sharing and the estimated accrued revenues. These estimates are in accordance with generally accepted accounting principles in Peru and they are described in the paragraphs below.

(b) Consolidation principles

The consolidated financial statements as of December 31, 2001, 2002 and 2003 include the financial statements of Telefónica del Perú S.A.A. and its Subsidiaries in which it holds over 50 percent of direct or indirect ownership.

All significant accounts and transactions between these companies, including unrealized profits or losses have been eliminated in the accompanying consolidated financial statements. Consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events. The minority interest resulting from the consolidation process is not material for the consolidated financial statements.

Investments with an ownership interest of less than 20 percent, correspond mainly to interests in international satellite telecommunication organizations, and interests in related companies. These investments are presented at cost in the consolidated balance sheets, less any provisions for impairments in value considered permanent.

(c) Transactions in foreign currency

Foreign currency assets and liabilities are stated in local currency at free market exchange rates prevailing at the date of the consolidated balance sheet. The gain or loss related to transactions in foreign currency is recorded in the consolidated statement of income.

(d) Financial instruments

Financial assets and financial liabilities presented in the consolidated balance sheet include cash and banks, trust fund, trade accounts receivable, accounts receivable from related companies, other accounts receivable and investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles and practices on recognition and measurement of these items are disclosed in the respective accounting policies described herein.

Financial instruments are classified as liabilities or equity in accordance with the substance of the underlying contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when Telefónica del Perú S.A.A. and its Subsidiaries have a legally enforceable right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

Telefónica del Perú S.A.A. has exposure to market risks resulting from changes in interest rates and exchange rates, and uses financial derivatives to partially mitigate these risks. When contracts are qualified as hedge, the accounting of the financial instruments is symmetric to the accounting of the hedged items. Therefore, the changes in the fair value of the hedge are included in the statement of income in the same period in which the gains and losses from the hedged item are recognized.

Additionally, Telefónica del Perú S.A.A. uses exchange rate forward contracts to mitigate exposure to exchange risk. The forwards used are for coverage and macro-coverage. The forward gains and losses used for hedging (coverage) are recorded using an accrual criterion similar to that used in the recording of the operations the risk of which is hedged. In the case of derivatives used for macro-coverage, these are recorded at their estimated market value, with the gains and losses being recognized in the results for the period in which they are determined.

(e) Trust fund

The trust fund consists of investments in debt instruments of the United States of America Treasury that guarantee the operation of securitization explained in note 22 (b) below. They are stated at the lower of cost or market value. Adjustments resulting from the valuation of these investments are included in the consolidated statement of income. Interest received is reported as interest income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in caption interest income, in the consolidated statements of income.

(f) Trade accounts receivable

Trade account receivables are recorded as described in paragraph (n) below.

The provision for doubtful accounts is charged to income and is determined for the mass customers portfolio based upon the aging of the accounts receivables overdue in over four months as from the invoicing date; and on the basis of specific evaluations in the case of non-mass customers. The allowance is recorded in the general and administrative expenses caption of the consolidated statement of income. In Management’s opinion, this procedure permits to reasonably estimate the allowance for doubtful accounts, considering the clients’ characteristics in Peru.

(g) Materials and supplies

Materials and supplies are stated at the lower of cost or net realizable value.

Cost is determined by using the average-cost method.

Materials and supplies in transit are recorded at their specific purchase cost.

The allowance for impairment is determined considering an analysis of the turnover of materials and supplies, and is charged to results of the year when Management determines the need for said allowance.

(h) Permanent investments

The investments correspond to participations in international telecommunications organizations, and to participations in non-consolidated related companies, which are recorded at cost, less the provision for loss in value deemed to be permanent.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. Certain assets originally belonging to ENTEL Perú were revalued according to appraisal values determined by independent experts as of December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Buildings and premises	33
Telephone plant	10, 15 and 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Maintenance and minor renewals are charged to expenses as incurred. Major improvements and renewals are capitalized.

Payroll and allocated direct costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the property and plant under construction and is stated at cost. This includes the cost of construction, and other direct costs. Construction in progress also includes the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

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

A finance lease gives rise to depreciation expenses for the asset as well as financing expenses for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(k) Intangible assets

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its subsidiaries; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed by the end of each year.

(l) Goodwill

Goodwill is included in the caption “Intangibles and other assets, net” and correspond to the excess of acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses. Goodwill is amortized on a straight-line basis over a 10-year period.

(m) Provisions

A provision is recognized only when Telefónica del Perú S.A.A. and its Subsidiaries have a present obligation (legal) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate then available.

When the effect of the value of money over time is important, the amount of the provision is the present value of the disbursements that the Company expects to incur to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed in notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

(n) Revenues, costs and expenses recognition

Revenues for telephone services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephone and domestic and international long distance services are recorded on a cyclical system. Services not billed from the closing day of the billing to the last day in the month, are included in the next cyclical billing and the corresponding estimate of income is recorded.

Revenues and costs from telephone line installation are recognized at the time the related contracts are signed; except for the “Popular Telephone” service, the installation revenues and costs of which are recognized over the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(o) Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal provisions applicable in Peru. Telefónica del Perú S.A.A. determines income tax and worker’s profit sharing by applying rates of 30% and 10%, respectively, due to the tax stability agreement signed with the Peruvian Government (see Note 25). Additionally, deferred income tax and worker’s profit sharing are recognized using the balance sheet method. According to said method:

•	Deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the rate the Company and its Subsidiaries expect to settle said taxes.

•	The deferred assets are reduced, if necessary, in the amount of those tax benefits which, according to available evidence, are estimated as not realizable.

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

In accordance with Resolution 110-99-EF/94.10 of CONASEV (National Supervisory Commission of Companies and Securities), the Company choose to record over six years on a straight-line basis starting 1999, the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.152,556,000 as of December 31, 1997 (values as of December 31, 2003). As of December 31, 2001, 2002 and 2003, approximately S/.82,457,000, S/.107,312,000 and S/.131,739,000 have been recognized, respectively, of such accumulated effect in the retained earnings caption of the consolidated balance sheet.

(p) Impairment of assets

Periodically, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, Management reviews the long-term value of its assets basically of the property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income.

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

Cash and cash equivalents shown in the consolidated statement of cash flows consist of the cash and bank balance shown in the consolidated balance sheet.

(r)	Earnings per share

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding at the date of the consolidated balance sheets. Capital shares that may be issued or cancelled due to the capital restatement resulting from the adjustment for inflation of the consolidated financial statements are considered a division of capital shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding.

(s)	Business segments

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into five major operating businesses (fixed local telephone services, long distance services, cable television services, equipment supply and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company and its Subsidiaries report their primary segment information. Financial information on business and geographical segments is presented in note 33.

6.	TRANSLATION OF NUEVOS SOLES AMOUNTS INTO U.S. DOLLAR AMOUNTS

The consolidated financial statements are stated in constant nuevos soles. The translation of the nuevos soles amounts into U.S. dollars is included solely for the convenience of the reader, using the exchange rate as of December 31, 2003 published by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance), which was S/.3.463 to US$1.00. The translation should not be construed as a representation that the nuevos soles amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

7.	NET RESULTS FROM EXPOSURE TO INFLATION (DEFLATION)

Net results from exposure to inflation/deflation for the periods indicated are included in the statements of income and detailed as follows:

	Year ended December 31,
	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)

Net monetary liabilities at the beginning of the year	(4,066,146)	(4,823,319)	(3,545,695)
Changes due to
Additions of non-monetary assets	(644,993)	(410,752)	(429,204)
Current income and expenses, net	160,020	1,737,541	1,091,016
Dividends paid	(168,825)	(32,782)	(161,680)
Spinning-off of Telefónica Móviles S.A.C.	(41,542)	—	—

	(4,761,486)	(3,529,312)	(3,045,563)

Net monetary liabilities at the end of the year	(4,823,319)	(3,545,695)	(3,038,751)

Inflationary (deflationary) gain (loss)	(61,833)	(16,383)	6,812

8.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. As of December 31, 2002 and 2003, Telefónica del Perú S.A.A. and Subsidiaries had assets and liabilities in foreign currencies denominated as follows (amounts expressed in December 31, 2003 constant nuevos soles):

	Original currency	2002	2003
		S/.000	S/.000
Assets:
Cash and banks	U.S. dollars	5,375	5,368
Trust fund	U.S. dollars	54,941	46,349
Trade accounts receivable, net	U.S. dollars	132,179	132,636
Accounts receivable from related companies	U.S. dollars	41,921	161,193
Other accounts receivable, net	U.S. dollars	14,093	2,852
Long-term accounts receivable from related company	U.S. dollars	268,745	—

Total		517,254	348,398

Liabilities:
Bank loans and overdrafts	U.S. dollars	161,339	—
Trade accounts payable	U.S. dollars	209,905	114,866
Accounts payable to related companies	U.S. dollars	188,146	42,888
Other accounts payable	U.S. dollars	30,672	10,714
Promissory notes	U.S. dollars	79,594	83,569
Bonds	U.S. dollars	286,824	356,262
Long-term debt	U.S. dollars	366,098	301,895
	Japanese Yen	503,555	—
	Others	25,312	27,646

Total		1,851,445	937,840

Purchase position of hedge derivatives (reference value)		182,940	131,632
Purchase position of hedges (macro coverage) derivatives (reference value)		952,973	504,012

Total		1,135,913	635,644

Net asset (liability) position		(198,278)	46,202

Telefónica del Perú S.A.A. uses forward exchange contracts to reduce its exposure to foreign currency risks, since it has a foreign currency net liability position. As of December 31, 2002 and 2003, Telefónica del Perú S.A.A. entered into forward exchange contracts to purchase U.S. dollars, for hedge and hedge (macro-coverage) purposes, for a notional amount of approximately US$316,825,000 and US$183,500,000, respectively.

As of December 31, 2003, the estimated market value for the hedge and hedge (macro-coverage) operations corresponds to unrealized losses of approximately S/.587,000 and S/.14,988,000 respectively (unrealized losses of approximately S/.3,081,000 and S/.26,042,000, respectively as of December 31, 2002).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) as per the Nation-wide Wholesale Prices Index, published by the National Statistics and Informatics Institute (INEI), were as follows (in percentages):

Year	Devaluation (revaluation)	Inflation (deflation)
2000	0.43	3.80
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00

9.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2002	2003
	S/.000	S/.000
Cash	665	3,083
Petty cash	502	487
Current and savings accounts (b)	39,305	46,437
Time deposits (c)	15,920	—

Total	56,392	50,007

(b)	Current and savings accounts are maintained in local banks.

(c)	As of December 31, 2002 time deposits were denominated in local currency and U.S. dollars, earned interests at the average local market rates and matured in January 2003.

10.	TRUST FUND

Consists of short-term investments in U.S. Treasury Papers amounting to approximately US$13,392,000 (equivalent to approximately S/.46,351,000) and approximately US$15,333,000 (equivalent to approximately S/.54,940,000) as of December 31, 2003 and 2002, respectively, purchased through “The Bank of New York”. The funds used in the purchase of these investments were provided by the collection accounts of the securitization operation explained in note 22 (b).

The market values of these investments as per their quoted price in the over the counter market as of December 31, 2003 and 2002, amount to approximately US$14,680,000 and US$16,350,000, respectively. There have been no significant fluctuations in market value of these securities as of the date of this report.

11.	TRADE ACCOUNTS RECEIVABLE, NET

(a)	Trade accounts receivable consist of the following:

	2002	2003
	S/.000	S/.000
Fixed local and public telephone services	1,094,201	1,167,668
Cable television	128,758	140,331
Data transmission	99,996	122,949
Interconnection	82,008	102,712
Foreign telecommunications carriers	49,498	63,352
Others	104,469	134,024

	1,558,930	1,731,036
Less:
Allowance for doubtful accounts (b)	(900,218)	(1,001,470)

Total	658,712	729,566

Trade accounts receivable have current maturities.

The accounts receivable related to local and public fixed telephone services are billed in Nuevos Soles. The accounts receivable related to data transmission services, interconnection, foreign telecommunications carriers, cable television and other services are billed in U.S. dollars.

As of December 31, 2003, Telefónica del Perú S.A.A. has approximately 1,964,000 lines in service (1,810,000 as of December 31, 2002).

(b)	Changes in the provision for doubtful accounts as of December 31, 2002 and 2003 were as follows:

	2002	2003
	S/.000	S/.000
Balance as of January 1,	825,408	900,218

Add (less)
Provision for the year	142,000	125,483

Transfer due to sale of Telefónica Publicidad e Información Perú S.A.C.	(13,411)	—
Write – offs	(41,910)	(3,742)
Gain from exposure to inflation	(11,869)	(20,489)

Balance as of December 31,	900,218	1,001,470

Provision for doubtful accounts for the year is included in “general and administrative expenses” in the consolidated statements of income, see note 26(a), with exception of S/.21,902,000 in 2002, that is included in “Other expenses, net” in the consolidated statements of income, see note 30. In the opinion of Management of Telefónica del Perú S.A.A. and its Subsidiaries, the balance of this provision adequately covers any risk of loss in trade accounts receivable as of the date of the consolidated balance sheet.

12.	OTHER ACCOUNTS RECEIVABLE, NET

(a) Other accounts receivable consists of the following:

	2002	2003
	S/.000	S/.000
Accounts receivable due to coercive executions (b)	73,600	156,367
Claims to third parties	58,341	42,439
Accounts receivable from third parties	16,896	9,255
Loans to employees, note 23(b)	5,179	4,380
Advances granted to suppliers	5,518	1,172
Others	27,813	16,330

	187,347	229,943
Less:
Provision for doubtful accounts (d)	(28,949)	(123,431)

Total	158,398	106,512

(b)	Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licences and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, infringing the right to defence of the Company, or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. The Management of the Company continues the relevant legal actions and, in virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Also, their recoverability is being assessed.

(c)	“Other accounts receivable” are denominated in local and foreign currency, have current maturity and do not bear interest.

(d)	The provision for doubtful accounts for the year 2002 and 2003 amounted S/.20,645,000 and S/.99,376,000, respectively, and is included in “Other expenses, net” in the consolidated statements of income, see note 30.

13.	PREPAID TAXES AND EXPENSES

(a) Prepaid taxes and expenses consist of the following:

	2002	2003
	S/.000	S/.000
Prepaid income tax (b)	—	11,467
Broadcasting rights for sport events Telefónica Multimedia S.A.C. (c)	23,951	15,309
Prepaid advertisement	16,196	7,734
Deferred interests and commissions	3,336	—
Others prepaid expenses	52,682	33,532

Total	96,165	68,042

(b)	Corresponds to income tax pre-payments partially off-set by 2003 income tax payable of approximately S/.204,990,000 (Note 31).

(c)	Corresponds to rights acquired by Telefónica Multimedia S.A.C. to broadcast the soccer games played by several Peruvian professional clubs. These rights will be in force until 2005. Expenses are recorded in the consolidated statement of income over the term of the rights on a straight-line basis and the expense of the year is included in “general and administrative” caption of the consolidated statements of income.

14.	INVESTMENTS, NET

(a) Investments consist of the following:

	Percentage of ownership in shareholders’ equity	Book value
		31.12.02	31.12.03
	%	S/.000	S/.000
Terra Networks, S.A. (related company) (c)	0.37	110,222	—
Intelsat (d)	0.93	56,158	56,158
New Skies Satellites (d)	0.76	24,419	24,419
Others		14,443	12,350

Total		205,242	92,927

Provision for impairment of investments (b) and (c)		(49,235)	(6,375)

Total		156,007	86,552

(b)	Changes in the provision for impairment of investments as of December 31, 2002 and 2003 were as follows:

	2002	2003
	S/.000	S/.000
Balance as of January 1,	6,375	49,235
Add
Provision for the year, see (c)	42,860	17,024
Write-offs	—	(59,884)

Balance as of December 31,	49,235	6,375

(c)	As of December 31, 2002, the Company held shares of Terra Networks S.A., a related company, incorporated in Spain (engaged in offering interactive services through internet, focused to the home users market). As of December 31, 2002 the market value of these shares amounted approximately to S/.44,170,000 and their equity value to S/.67,320,000 (according to non-audited financial statements as of such date). In order to carry this investment at its equity value Telefónica del Perú S.A.A. had a provision for impairment of its investment in Terra Networks S.A. amounting to S/.42,860,000 as of such date; likewise during 2003 an additional provision of S/.17,024,000 was recorded (see note 30). On July 23, 2003, the Company sold to Telefónica, S.A. the shares of Terra Networks, S.A. through a Public Acquisition Offer. The sale value amounted to US$13,273,000 equivalent to S/.46,958,000, generating a loss amounting to S/.20,404,000 which is included in the caption “Other expenses, net” of the consolidated statement of income.

(d)	The participations in satellites organizations allow the Company the transmission of international traffic through such media. Telefónica del Perú S.A.A. Management continuosly supervises its investments, analyzing the changes in their estimated realizable value; hence, as of December 31, 2003 and 2002, in their opinion there are no permanent losses that should be recorded in the consolidated financial statements.

(e)	As of December 31, 2003, the Company reclassified submarine cable balances amounting to S/.122,648,000 and S/.16,087,000 to fixed assets and other assets, respectively, as part of an adaptation to corporate accounting policies. For comparative purposes, the amounts as of December 31, 2002, also have been reclassified.

15.	PROPERTY, PLANT AND EQUIPMENT, NET

(a) The movement in property, plant and equipment is as follows:

Description	Cost as of December 31,		Accumulated depreciation as of December 31,		Net book value as of December 31,
	2002	2003	2002	2003	2002	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Lands	152,325	148,852	—	—	152,325	148,852
Buildings and other constructions (e)	838,744	836,003	312,731	333,467	526,013	502,536
Telephone plant	11,955,963	12,321,143	6,586,126	7,367,423	5,369,837	4,953,720
Equipment	570,257	581,212	388,525	450,274	181,732	130,938
Furniture and fixtures	64,109	64,798	44,166	46,401	19,943	18,397
Vehicles (e)	128,638	123,927	123,034	121,114	5,604	2,813
Construction in progress and units in transit	271,447	243,223	—	—	271,447	243,223

Total	13,981,483	14,319,158	7,454,582	8,318,679	6,526,901	6,000,479

(b)	Fully depreciated property, plant and equipment

As of December 31, 2002 and 2003, certain assets for approximately S/.2,940,442,000 and S/.3,183,962,000, respectively, are fully depreciated. Nevertheless, these assets are still in active use.

(c)	Revalued property, plant and equipment

The net balance of property, plant and equipment as of December 31, 2003, includes the results of a voluntary revaluation made by ENTEL Perú as of December 31, 1992 based on an appraisal conducted by independent experts. The sum arising from this revaluation was credited to shareholders’ equity.

(d)	Impairment loss

As of December 31, 2000, the Company recorded an impairment loss amounting to approximately S/.84,442,000, corresponding mainly to capitalized costs in the plant and computer equipment.

As of December 31, 2001, the Company made a new assessment of the recoverability of the investment in computer equipment concluding that its recoverable value exceeds its book value. Therefore, the amount of S/.22,144,000, from the impairment loss recorded in 2000 was reversed. As of December 31, 2003, the provision for impairment amounts to S/.62,298,000.

As of December 31, 2002 and 2003, Management has determined that the recoverable value of its property, plant and equipment is greater than its book value, see note 16 (d).

(e)	Assets under financial lease

The captions buildings and other constructions, and vehicles include assets purchased under financial lease contracts which have net book values of approximately S/.29,654,000 and S/.26,253,000 as of December 31, 2002 and 2003, respectively.

(f)	Insurance

The Company and Subsidiaries maintain insurance contracts on their principal assets as per the policies established by Management. As of December 31, 2003, the Company has insurance coverage for plant and equipment for up to US$200,000,000 (equivalent to S/.692,200,000). In Management’s opinion, the insurance policies of the Company are consistent with the international practice in the telecommunications industry and the risk of contingent losses for disasters considered in the insurance policy is reasonable, taken into account the kind of assets the Company and Subsidiaries own.

(g)	Construction in progress

It mainly consists in constructions of external and internal telephone plants. Also, it includes spare parts, see note 5 (g), for which an impairment allowance was recorded amounting to S/.20,400,000 in 2002, see note 30.

16.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The movement in intangibles and other assets is as follows:

Description	December 31,
	2002	2003
	S/.000	S/.000
Cost
Teledata	13,199	13,199
Issuance of bonds	49,564	49,564
Software and SAP (b)	549,815	598,926
Goodwill (c)	34,456	34,456
Wireless access fee	52,017	52,017
Others	1,058	127

	700,109	748,289

Accumulated amortization
Teledata	13,199	13,199
Issuance of bonds	49,564	49,564
Software and SAP (b)	303,202	414,178
Goodwill (c)	14,733	18,047
Wireless access fee	20,081	27,904
Others	515	115

	401,294	523,007

Net book value
Teledata	—	—
Issuance of bonds	—	—
Software and SAP (b)	246,613	184,748
Goodwill (c)	19,723	16,409
Wireless access fee	31,936	24,113
Others	543	12

	298,815	225,282

(b)	Software and SAP includes the acquisition of SAP R/3 financial and accounting software and of software licenses for platforms that support the commercial system.

(c)	Goodwill corresponds to the difference between the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. and the capital share of the Company in the fair value of the acquired net assets.

(d)	As of December 31, 2002 and 2003, Management has prepared forecasts of the estimated results for the following years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its property, plant and equipment, intangibles, and other assets, are greater than their book values and therefore, there is no need for a provision for impairment, as of the date of the consolidated balance sheet, in addition to that indicated in note 15 (d).

17.	BANK LOANS AND OVERDRAFTS

(a)	Bank loans and overdrafts are mainly short-term loans used for working capital; they were granted by local and foreign banks and consist of the following:

		12.31.02	12.31.03
Description	Original Currency	Equivalent in local currency	In currency of contract	Equivalent in local currency
		S/.000	(in thousands)	S/.000
BBVA Banco Continental	S/.	236,130	93,600	93,600
Banco Standard Chartered	S/.	71,400	15,000	15,000
Banco Standard Chartered	US$	35,853	—	—
Bank Boston N.A. Sucursal del Perú	US$	35,853	—	—
Banco de Crédito del Perú	S/.	13,770	33,000	33,000
Banco de Crédito del Perú	US$	53,780	—	—
BNP Paribas Andes	US$	35,853	—	—
Others in local currency (figures under S/10,000,000)	—	1,555	—	—

Total bank loans		484,194		141,600
Bank Overdrafts		—		22,009

		484,194		163,609

(b)	All bank loans have current maturity and are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in Nuevos Soles as of December 31, 2003, accrue a weighted average interest rate of 4.15 percent (4.95 percent annual rate for Nuevos Soles and 2.30 percent annual rate for U.S. dollars loans as of December 31, 2002). During 2003, the weighted average interest rate accrued by loans in Nuevos Soles and U.S. dollars were 4.62 percent and 2.21 percent, respectively (4.19 percent and 3.19 percent as of December 31, 2002, respectively). Interests accrued by bank loans and overdrafts for the years ended December 31, 2002 and 2003 amounted to approximately S/.22,196,000 and S/.14,488,000, respectively, and are recorded in the caption “Interest expense” of the consolidated statements of income, see note 29.

18.	TRADE ACCOUNTS PAYABLE

Trade accounts payable consist of the following:

	2002	2003
	S/.000	S/.000
Domestic suppliers	283,425	257,860
Foreign suppliers	40,304	25,034
Guarantee deposits from contractors	23,211	17,959
Telecommunications operators	110,438	160,566
Other trade accounts payable	23,434	90,177

Total	480,812	551,596

Trade accounts payable have current maturities and do not bear interest.

19.	OTHER ACCOUNTS PAYABLE

Other accounts payable consist of the following:

	2002	2003
	S/.000	S/.000
Interest and dividends	106,558	104,420
Remunerations and vacations	90,889	92,998
Taxes	69,712	85,376
Workers’ profit sharing	74,342	74,304
Other provisions	151,640	161,348
Others	95,977	148,925

Total	589,118	667,371

20.	PROMISSORY NOTES

On March 9, 1998, the General Shareholders’ Meeting approved the issuance of short-term promissory notes for up to US$180,000,000, denominated in local or foreign currency, through out a program to be executed over the next three years starting from the date the meeting was held; therefore expanding “The First Promissory Notes Program of Telefónica del Perú”, registered in 1996.

Under this approval, the “Second Promissory Notes Program of Telefónica del Perú” was registered, with a maximum circulation amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution N°010-2000-EF/94.1 dated January 21, 2000.

The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Second Informative Prospect was authorized by means of CONASEV Resolution Nº 009-2002-EF/94.11 dated February 4, 2002.

The General Shareholders´ Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issuance of short-term promissory notes adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. However, it was specified that the principal of the debt obtained from the issuance of papers (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

As of December 31, 2002 and 2003, Telefónica del Perú S.A.A. maintains the following promissory notes in circulation:

Issuance Number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	Equivalent in local currency
						2002	2003
				%		S/.000	S/.000

Eighteenth	J	February 11, 2002	February 6, 2003	2.70	U.S.$	13,265	—
Nineteenth	E	April 15, 2002	January 10, 2003	3.97	S/.	8,058	—
Nineteenth	F	April 15, 2002	April 10, 2003	4.50	S/.	15,300	—
Twentieth	C	May 13, 2002	February 7, 2003	4.01	S/.	21,512	—
Twentieth	D	May 13, 2002	May 8, 2003	4.50	S/.	17,906	—
Twenty-first	B	July 8, 2002	January 4, 2003	3.73	S/.	10,200	—
Twenty-first	C	July 8, 2002	April 4, 2003	4.64	S/.	13,362	—
Twenty-first	D	July 8, 2002	July 3, 2003	5.34	S/.	27,438	—
Twenty-second	B	July 25, 2002	January 21, 2003	2.18	U.S.$	16,190	—
Twenty-third	B	August 23, 2002	March 21, 2003	1.79	U.S.$	21,512	—
Twenty-third	C	August 23, 2002	April 20, 2003	1.86	U.S.$	25,097	—
Twenty-third	D	August 23, 2002	August 18, 2003	1.93	U.S.$	3,585	—
Twenty-fourth	A	October 21, 2002	April 19, 2003	6.34	S/.	10,098	—
Twenty-fourth	B	October 21, 2002	July 18, 2003	6.74	S/.	10,098	—
Twenty-fourth	C	October 21, 2002	October 16, 2003	7.16	S/.	10,404	—
Twenty-fifth	A	November 15, 2002	February 13, 2003	4.32	S/.	4,335	—
Twenty-fifth	B	November 15, 2002	March 15, 2003	4.50	S/.	4,080	—
Twenty-fifth	C	November 15, 2002	May 14, 2003	4.63	S/.	29,988	—
Twenty-fifth	D	November 15, 2002	August 12, 2003	5.16	S/.	2,397	—
Twenty-fifth	F	November 25, 2002	February 23, 2003	4.49	S/.	15,606	—
Twenty-fifth	G	November 25, 2002	March 25, 2003	4.67	S/.	765	—
Twenty-fifth	H	November 25, 2002	May 24, 2003	5.01	S/.	4,055	—
Twenty-fifth	I	November 25, 2002	August 22, 2003	5.30	S/.	765	—
Twenty-fifth	J	November 25, 2002	November 20, 2003	5.53	S/.	3,570	—
Twenty-fifth	K	December 12, 2002	March 12, 2003	4.03	S/.	6,630	—
Twenty-fifth	L	December 12, 2002	June 10, 2003	4.50	S/.	3,060	—
Twenty-fifth	M	December 12, 2002	December 7, 2003	5.43	S/.	20,910	—
Twenty-fifth	Q	January 10, 2003	January 5, 2004	4.74	S/.	—	15,000
Twenty-sixth	D	March 19, 2003	March 3, 2004	1.39	U.S.$	—	69,280
Twenty-sixth	H	April 22, 2003	April 16, 2004	1.38	U.S.$	—	10,825
Twenty-sixth	L	May 12, 2003	April 30, 2004	1.40	U.S.$	—	3,464

To...						320,186	98,569

Issuance number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	Equivalent in local currency
						2002	2003
				%		S/.000	S/.000

From:						320,186	98,569

Twenty-seventh	D	March 31, 2003	January 2, 2004	4.47	S/.	—	18,500
Twenty-seventh	E	April 14, 2003	January 9, 2004	4.13	S/.	—	10,000
Twenty-seventh	F	April 14, 2003	April 8, 2004	4.54	S/.	—	40,000
Twenty-seventh	J	May 9, 2003	April 30, 2004	4.49	S/.	—	7,545
Twenty-eighth	B	July 18, 2003	February 13, 2004	3.64	S/.	—	9,500
Twenty-eighth	C	July 18, 2003	July 12, 2004	3.83	S/.	—	26,750
Twenty-eighth	E	October 28, 2003	February 25, 2004	3.08	S/.	—	18,010
Twenty-eighth	F	October 28, 2003	July 24, 2004	3.28	S/.	—	7,490
Twenty-eighth	G	October 28, 2003	October 22, 2004	3.43	S/.	—	16,500

						320,186	252,864

*	Promissory notes have been acquired by third parties and have no specific guarantees.

21.	BONDS

(a)	Telefónica del Perú S.A.A. maintains the following obligations related to the issuance of bonds as of December 31, 2002 and 2003:

Series	Issuance date	Maturity date	Face value		Authorized amount		Used amount		Effective annual interest rate	Equivalent in local currency
										2002	2003
					(000)		(000)		(**)	S/.000	S/.000
1st. Program 1st issuance	August 16, 1999	August 16, 2006		S/.5,000		S/.100,000		S/.100,000	VAC (*) + 6.9375%	108,763	108,626
1st. Program 2nd issuance	October 11, 1999	October 11, 2009		S/.5,000		S/.70,000		S/.43,710	VAC (*) + 7.00%	47,321	47,262
1st. Program 4th issuance	August 21, 2000	August 21, 2003	U.S.$	1,000	U.S.$	35,000	U.S.$	35,000	8.125%	125,485	—
1st. Program 6th issuance	February 27, 2001	February 27, 2003		S/.5,000		S/.50,000		S/.50,000	12.6875%	51,000	—
1st. Program 7th issuance	June 18, 2001	June 18, 2003		S/.5,000		S/.66,000		S/.66,000	12.625%	67,320	—
2nd. Program 2nd issuance	December 11, 2001	December 11, 2003		S/.5,000		S/.75,000		S/.55,000	7.5%	56,100	—
2nd. Program 3rd Issuance	December 11, 2001	December 11, 2006		S/.5,000		S/.100,000		S/.100,000	VAC (*) + 6.1875%	103,153	103,022
2nd. Program 4th issuance	March 14, 2002	March 14, 2004		S/.5,000		S/.55,000		S/.16,770	6.375%	17,105	16,770
2nd. Program 5th issuance	May 13, 2002	May 13, 2007		S/.5,000		S/.30,000		S/.12,140	VAC (*) + 6.25%	12,539	12,523
2nd. Program 6th issuance	July 9, 2002	July 9, 2004		S/.5,000		S/.20,000		S/.9,485	7.75%	9,675	9,485
2nd. Program - Series A 7th issuance	November 25, 2002	November 25, 2005	U.S.$	1,000	U.S.$	45,000	U.S.$	35,000	4.375%	125,486	121,240
2nd. Program - Series B 7th issuance	December 6, 2002	December 6, 2005	U.S.$	1,000	U.S.$	45,000	U.S.$	10,000	4.00%	35,853	34,640
2nd. Program - Series A 8th issuance	March 14, 2003	March 14, 2005		S/.5,000		S/.75,000		S/.75,000	6.50%	—	75,000
2nd. Program - Series B 8th issuance	April 22, 2003	April 22, 2005		S/.5,000		S/.15,000		S/.15,000	6.1875%	—	15,000
2nd. Program - Series A 9th issuance	April 14, 2003	January 14, 2005	U.S.$	1,000	U.S.$	26,000	U.S.$	21,000	2.4375%	—	72,744
6th. Issuance of corporate bonds Series A (out of program)	June 18, 2003	June 18, 2005		S/.5,000		S/.70,000		S/.70,000	5.1875%	—	70,000
7th. Issuance of corporate bonds (out of program)	August 20, 2003	August 20, 2008		S/.5,000		S/.70,000		S/.63,190	7.9375%	—	63,190

To...										759,800	749,502

Series	Issuance date	Maturity date	Face value		Authorized amount		Used amount		Effective annual interest rate	Equivalent in local currency
										2002	2003
					(000)		(000)		(**)	S/.000	S/.000

From..										759,800	749,502

8th Issuance of corporate bonds (out of program)	August 20, 2003	February 20, 2009	U.S.$	1,000	U.S.$	30,000	U.S.$	16,847	3.8125%	—	58,358
9th Issuance of corporate bonds (out of program)	July 7, 2003	July 7, 2007	U.S.$	1,000	U.S.$	20,000	U.S.$	20,000	3.125%	—	69,280
3th Program - Series A 1st Issuance	November 24, 2003	November 24, 2010		S/. 5,000		S/. 70,000		S/. 50,000	VAC(*)+5%	—	50,087
Financial derivates of hedge										2,346	7,249

									Total	762,146	934,476

									Less – Current portion	302,251	26,255

									Non – current portion	459,895	908,221

(*)	Constant restating value.
(**)	Interest is paid semiannually, except for bonds corresponding to the 2nd program, 9th issuance, which are paid quarterly.

(b)	According to its contractual conditions, bonds outstanding as of December 31, 2002 and 2003 mature as follows:

	Principal amortizations
	2002	2003
	S/.000	S/.000
2003	302,251	—
2004	26,780	26,255
2005	161,339	395,873
2006	211,916	211,648
2007	12,539	81,803
2008	—	63,190
2009 and thereafter	47,321	155,707

Total	762,146	934,476

(c)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054-99-EF and modified by Law 27804, interests are exempt from income tax until December 31, 2006. The exemption will not apply when the holder of the bonds is a bank or a financial entity.

(d)	Funds received from issuance of bonds in public offering were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(e)	The General Shareholders´ Meeting of Telefónica del Perú S.A.A. held on March 26, 2002 approved to modify the agreement on the issuance of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issuance of papers (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(f)	Likewise, the “Third Bonds Program of Telefónica del Perú” was registered for a maximum amount in circulation equivalent to US$250,000,000. This program was registered in the Public Registry of Securities and Brokers and authorized by means of Resolution Nº 079-2003-EF/94.11 dated October 3, 2003.

22.	LONG-TERM DEBT

(a)	Long-term debt consists of the following:

						As of December 31, 2002	As of December 31, 2003
Creditor	Currency	Guarantee granted by	Annual interest rate	Terms of payment	Maturity date	Equivalent in local currency	Foreign currency	Equivalent in local currency
						S/.000	S/.000	S/.000
European Investment Bank	U.S.$	—	5.72%	Semiannual	September, 2013	183,388	46,500	161,076
Telefónica del Perú Grantor Trust (b)	U.S.$	—	7.48%	Semiannual	December, 2008	169,021	39,286	136,085
Banco Standard Chartered	S/.	—	5.45%	Upon maturity	June, 2005	—	—	40,000
Banco Standard Chartered	S/.	—	5.35%	Upon maturity	December, 2004	—	—	29,500
Nederlandes Investeringsbank Voor
Ontwikkellingslanden - Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	17,809	4,439	19,372
Citileasing S.A.	U.S.$	Leased building	4.4436%	Monthly	August, 2004	11,778	1,366	4,733
French Public Treasury	€	Peruvian government	3.50%	Semiannual	September, 2012	2,611	596	2,601
Telefónica Internacional, S.A. (*)	JPY	—	2.36%	Quarterly	March, 2004 (*)	503,554	—	—
Deferred swap premium (*)	U.S.$-JPY	—	—		March, 2004	(15,953)	—	—
Others						6,844		6,479

					Total	879,052		399,846
					Less – Current portion	59,527		85,512

					Non – current portion	819,525		314,334

(*)	On June 5, 2003 the debt with Telefónica Internacional, S.A. was prepaid.

(b)	On July 14, 1998, the Board of Directors of Telefónica del Perú S.A.A. approved a financial operation denominated “Securitization” for a total amount of US$200,000,000; backed with the trust transfer of accounts receivable as of such date and future, generated by the international traffic of Telefónica del Perú S.A.A. These accounts constitute the trust equity backing the issue of certificates to be carried out by the securitising entity in virtue of the securitization process. On December 16, 1998, Telefónica del Perú S.A.A. placed certificates for US$150,000,000 in the New York Stock Exchange at an issuance price of 99.975954 percent and at an annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance Telefónica del Perú S.A.A. working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 millions, no other prepayments having been made. As of December 31, 2003 the principal of this debt had been amortized by approximately US$110,714,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see note 10.

(c)	Telefónica del Perú S.A.A. is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled as of December 31, 2003.

(d)	The long-term debt principal as of December 31, 2002 and 2003 matures as follows:

Year	2002	2003
	S/.000	S/.000
2003	59,527	—
2004	539,280	85,512
2005	46,392	85,204
2006	45,344	45,120
2007	46,322	45,057
2008	46,322	45,054
2009 and thereafter	95,865	93,899

Total	879,052	399,846

23.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Principal transactions

During 2002 and 2003, the Company and Subsidiaries principal transactions with related parties were as follows (see also notes 25(f) and 28):

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Income from rent of circuits	68,712	38,348	38,413
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 29	37,020	24,143	9,666
Income from sale of subsidiary, note 30	—	113,017	—
Interconnection expenses, net	(388,410)	(401,037)	(376,825)
Shared Services Centre expenses (**)	(122,479)	(112,622)	(107,545)
Call-centre services and regulatory expenses	(38,170)	(24,710)	(28,379)
Services received from Telefónica Móviles S.A.C.	82,412	(18,638)	(17,965)
Printing of telephone directories expenses	(11,603)	(16,210)	(14,347)
Loans granted, net	37,379	23,778	9,788

As a result of these and other minor transactions, as of December 31, 2002 and 2003, Telefónica del Perú S.A.A. and Subsidiaries had the following balances with related companies:

	2002	2003
	S/.000	S/.000
Accounts receivable:
Telefónica Móviles S.A.C.	268,745	224,998
Telefónica Empresas Perú S.A.A.	9,181	2,363
Teleatento del Perú S.A.C.	18,792	—
Emergia Perú S.A.C.	2,381	4,305
Others	11,568	18,292

	310,667	249,958

Less:
Non-current portion of account receivable from Telefónica Móviles S.A.C. (*)	268,745	—

Current portion	41,922	249,958

Accounts payable:
Telefónica Móviles S.A.C.	109,524	139,309
Telefónica Gestión de Servicios Compartidos Perú S.A.C. (**)	23,346	32,587
Others	55,276	31,477

	188,146	203,373

(*)	Corresponds to the long-term debt transferred to Telefónica Móviles S.A.C. (in January 2000), according to a Debt Recognition and Payment Commitment Contract, as a result of the transfer of an equity block. In May 2003, the balance of the loan was restructured by means of a Mutual Contract, establishing two portions of S/.113,500,000 (as of May 2003 values) and US$32,215,000 which accrue quarterly annual interest of 5.75% and 2.23%, respectively. Until that date, the debt was denominated in U.S. dollars and was bearing interest at a variable rate, the weighted annual average of which was 5.22% from January to April 2003 (6.73% in 2002). This contract ends in October 2004 and may be extended automatically and successively by three-month periods.
(**)	Telefónica Gestión de Servicios Compartidos S.A.C. offers to the Company and Subsidiaries, accounting, tax, treasury, human resources, real estate, safety, logistics, information system and general services.

(b)	Loans to employees

Telefónica del Perú S.A.A. and Subsidiaries grant loans to their employees and executives for periods of up to 12 months. The interest rates applied are generally below the existing market interest rates. However, other loan conditions are substantially the same as those in the market. The balances of employee loans were approximately S/.5,179,000 and S/.4,380,000 as of December 31, 2002 and 2003, respectively, and are shown in “Other accounts receivable, net”, see note 12.

(c)	Directors’ remunerations

For the years ended December 31, 2002 and 2003, the Board of Directors remuneration amounted to approximately S/.2,042,000 and S/.824,000, respectively.

24.	SHAREHOLDERS’ EQUITY

(a)	Share capital

As of December 31, 2001, 2002 and 2003, the share capital of the Company is represented by 1,721,964,417 common shares, par value of S/.1 each, fully subscribed and paid. The Company is entitled to issue approximately 1,231,514,583 additional shares resulting from the adjustment for inflation of the share capital as of December 31, 2003.

For the year 2003, the Company declared cash dividends amounting to S/.165,945,000 (S/.0.1 per share). No cash dividends were declared in 2002. Cash dividends declared in 2001 amounted to S/.102,228,000 (S/.0.06 per share).

As of December 31, 2001, 2002 and 2003, Company’s share capital includes the following:

	2001	2002	2003
	%	%	%
	(Note 2)
Class A-1
Telefónica Perú Holding S.A.C.	38.90	38.90	38.90
Class B
Telefónica Internacional, S.A.	49.53	49.53	49.53
Telefónica Perú Holding S.A.C.	8.64	8.64	8.64
Morgan Guaranty Trust ADR Programs	1.14	1.19	1.24
Telefónica, S.A.	0.14	0.14	0.14
Other minor shareholders	1.64	1.58	1.53
Class C	0.01	0.02	0.02

Total	100.00	100.00	100.00

The Company’s Board of Directors is composed by a minimum of nine (9) members and a maximum of fourteen (14) members elected by the Special Meetings. Before each election, the General Shareholders’ Meeting must decide the number of Directors for the corresponding period.

Class A-1 shares were issued as a result of the privatization process and grant their holders the right to elect the majority of the Board of Directors. Class B shares, which correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the 2000 share interchange, elect as many Directors as necessary to complete the total number of Directors previously defined by the General Shareholders’ Meeting, considering the number of Directors that should be elected by the A-1 shareholders and the members to be elected, if it were the case, by the class C Shareholders.

Class C shares correspond to the workers of Telefónica del Perú S.A.A., who will have the right to elect one member of the Board of Directors when they reach a percentage not lesser than 3 percent of the share capital. If this percentage is not reached at the moment of the election, Class B shareholders will elect an additional Director.

On March 26, 2003, the General Shareholders’ Meeting determined in 9 the total number of members of the Board of Directors for a three-year period. Under the election method described above, the special Meeting of Class A-1 shareholders elected five directors; the Special Meeting of Class B shareholders elected four members, considering that the Class C shareholders did not reach the minimum percentage required to elect a member.

Dividends distributed to domiciled individuals and non-domiciled shareholders, which are legal entities or individual, are subject to a 4.1% income tax withholding rate. Also, there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Legal reserve

In accordance with the General Law of Corporations in Peru, the Company is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, to a legal reserve until it reaches 20 percent of its capital stock. The legal reserve may be used to offset future losses or may be capitalized, existing in both cases the obligation to restore it.

25.	TAXATION

(a)	On December 31, 2003 expired the Legal Stability Agreements signed with the Peruvian Government in May 1994 by the Empresa Nacional de Telecomunicaciones del Perú - ENTEL PERU and the Compañía Peruana de Teléfonos - CPT, valid subsequently to Telefónica del Perú S.A.A., according to the Addendum of June 6, 1995, which were valid for 10 years, whereby the income tax was not modified, and, therefore, the same terms and aliquot parts, deductions, scale for calculating taxable income, and other characteristics were applied according to Legislative Decree Nº 774, in force in May 1994.

(b)	Telefónica del Perú S.A.A. and Subsidiaries file their tax returns and make their tax payments on an individual basis. According to the precedent paragraph, Telefónica del Perú S.A.A. income tax for the years 2002 and 2003 was calculated based on financial statements adjusted to reflect the changes in the Wholesale Price Index, following the methodology established by Legislative Decree Nº627. The annual income tax should not be less than 2 percent of Telefónica del Perú S.A.A. total net assets, excluding the investments in shares in companies domiciled in Peru and the value of new plant and equipment in the year of their acquisition and in the subsequent year. The tax rate in 2003 and 2002 is 30 percent of taxable income, including the effect of exposure to inflation.

For the Subsidiaries, the income tax rate was 27% in 2003 and 2002 of taxable income of each Subsidiary, including the effect for exposure to inflation.

According to Legislative Decree Nº 945, beginning in 2004 the income tax rate of Telefónica del Perú S.A.A. and Subsidiaries will be 30 percent. Likewise, the total or partial profit distribution, is subject to a withholding rate of 4.1 percent of the amount distributed to foreign shareholders and domiciled individuals.

(c)	As of December 31, 2001, 2002 and 2003, the Subsidiaries’ approximate tax loss carry forwards are the following:

	2001	2002	2003	Total
	S/.000	S/.000	S/.000	S/.000
	(Note 2)
Entity

Telefónica Multimedia S.A.C.	33,509	65,562	93,021	192,092
Telefónica Servicios Digitales S.A.C.	1,164	2,468	6,369	10,001
Servicios Editoriales del Perú S.A.C.	8,131	6,022	14,168	28,321
Espectacular S.A.C.	1,445	1,535	1,599	4,579

The fiscal treatment for the tax loss carry forwards has been changed by means of Legislative Decree Nº 945, which became in force on January 1, 2004.

In that sense:

1.	The tax loss carry forwards as of 2000 of Telefónica Multimedia S.A.C., Telefónica Servicios Digitales S.A.C. and Espectacular S.A.C. should be offset until 2004.

2.	The 2001 tax loss carryforwards of Telefónica Multimedia S.A.C. may be used to offset taxable income until 2005.

3.	The tax loss carryforwards from 2001, 2002 and 2003 of Telefónica Servicios Digitales S.A.C., Servicios Editoriales del Perú S.A.C. and Espectacular S.A.C., according to the changes in Legislative Decret Nº 945 which modifies the Income Tax Law Regulations and to the Law 27513, will be used to offset profits under one of the two tax loss carryforwards system described as follows:

•	Offset the loss in the 4 immediately subsequent years since the year after the generation of the loss.

•	Offset the loss with no maximum deadline but with an annual maximum amount equivalent to 50 percent of the third-category net income obtained in the next years.

Currently, these subsidiaries are analyzing which of the two systems will be chosen to carryforward the losses.

The tax loss carryforwards amount of each subsidiary depends on the results of the reviews indicated in paragraph (d) below.

(d)	Telefónica del Perú S.A.A. income tax and returns from 1999 to 2003 and value added tax returns from december 1999 to 2003 are subject to review by the tax authority. Telefónica del Perú S.A.A. 1997 and 1998 income tax returns and value added tax returns from January to December, 1997 and 1998 have been reviewed by the tax authority, see note 35(a). Currently, the tax authority is reviewing the 1999 returns.

Additionally, the income tax and value added tax returns are subject to fiscal review by the tax administration, for the periods indicated below:

Entity	Years
Espectacular S.A.C.	1999 to 2003
Telefónica Multimedia S.A.C.	2000 to 2003
Telefónica Servicios Integrados S.A.C.	2000 to 2003
Transporte Urgente de Mensajería S.A.C.	2000 to 2003
Telefónica Servicios Comerciales S.A.C.	2000 to 2003
Telefónica Servicios Digitales S.A.C.	2000 to 2003
Servicios Editoriales del Perú S.A.C.	2000 to 2003
Telefónica Soluciones Globales Holding S.A.C.	2000 to 2003
Telefónica Servicios Técnicos S.A.C.	2001 to 2003
Servicios Globales de Telecomunicaciones S.A.C.	2001 to 2003

The tax authority is legally entitled to review and, if necessary, adjust the income tax calculated by Telefónica del Perú S.A.A. and Subsidiaries during the four years following the year of filing of the related tax returns. Due to possible interpretations of current legislation by the tax administration, it is not possible to determine whether or not such reviews will result in tax liabilities for Telefónica del Perú S.A.A. and Subsidiaries. However, in Management and their legal advisors opinion, any additional tax assessment would not be significant for the consolidated financial statements as of December 31, 2001, 2002 and 2003.

(e)	In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations, telecommunications service concessionaires should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (e.2), on all the different telecommunication services under concession and/or authorization in the case of (e.3) below and only on the final and carrier telephone services in the case of (e.1):

Concept:	Beneficiary	%
(e.1) Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0
(e.2) Contributions for supervision services	OSIPTEL	0.5
(e.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service provided by the concessionaire.

As of December 31, 2001, 2002, and 2003 the expense recognized for these concepts amounted to S/.67,410,000, S/.60,531,000 and S/.61,661,000, respectively, and is included in the caption “General and administrative expenses” of the consolidated statements of income.

(f)	Starting from fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or nil taxation, and for the rendering of services to non-related third parties, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. For fiscal year 2003, due to the Legal Stability Agreement signed with the Peruvian Govermment, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT, and; estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter. For fiscal year 2004, due to the expiry of the Legal Stability Agreement signed with the Peruvian Govermment, these rules, with regards to income tax, will be applicable to Telefónica del Perú S.A.A. as well; the management of Telefónica del Perú S.A.A. and Subsidiaries consider that adaptation actions have been taken.

26.	GENERAL AND ADMINISTRATIVE EXPENSES

(a) General and administrative expenses consist of the following:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Services provided by third parties (b)	707,787	693,448	738,627
Provision for doubtful accounts	145,214	120,098	125,483
Taxes	93,739	87,007	86,641
Others	41,204	19,690	18,321

Total	987,944	920,243	969,072

(b) Consist of the following:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Leases	140,932	142,564	134,434
Fees	140,731	137,928	190,524
Cable TV signal’s fees	121,227	111,624	117,355
Maintenance and repairs	106,719	92,211	117,334
Prints and services	47,603	50,709	49,877
Advertising	51,478	59,685	49,344
Mail and telecommunications	29,785	27,155	38,668
Transport and storage	16,417	14,556	14,452
Others	52,895	57,016	26,639

Total	707,787	693,448	738,627

27.	PERSONNEL EXPENSES

Personnel expenses consist of the following:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Salaries	377,161	337,588	321,049
Social security and insurance	39,121	27,488	28,848
Severance indemnities	27,878	24,049	26,809
Other personnel expenses	38,990	33,803	27,404

Total	483,150	422,928	404,110

The average number of Telefónica del Perú and Subsidiaries employees during 2001, 2002 and 2003 was 5,886 (unaudited), 4,873 and 5,052, respectively.

28.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL DE ESPAÑA, S.A.

On May 16, 1994, CPT and ENTEL Perú separately signed a Technology Transfer and Management Fees Agreement with Telefónica Internacional de España, S.A. (TISA), for a term of five years to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the Concession Contract. In return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of total revenues for services invoiced by Telefónica del Perú S.A.A. The management and administration fee is equal to 9 percent of the operating revenue, excluding depreciation, amortization, technology transfer and management fee payments, as well as taxes, duties, contributions and royalties established under the Concession agreements.

Clause 5.5 of the Contract establishes that in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the quarter’s net income before worker’s profit sharing, deductions and taxes plus the quarter’s financial expenses, divided by the quarter’s financial expenses, is greater than 2.

During 2003, under this agreement the accumulated technology transfer fee was approximately S/.44,972,000 (approximately S/.26,158,000 and S/.35,174,000 in 2001 and 2002, respectively). Likewise, during 2003 under this agreement the accumulated management and administration fee was approximately S/.250,457,000 (approximately S/.144,801,000 and S/.199,736,000 in 2001 and 2002, respectively).

According to the agreement, the amount paid during the year is subject to an audit to be performed during the first quarter of the next year. In Management’s opinion, the amounts recorded for 2003 will not be significantly modified as a result of such audit.

29.	INTEREST INCOME AND EXPENSE

(a) Interest income and expense consist of the following:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Interest income:
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 23	37,020	24,143	9,666
Interest on trade accounts receivable	29,372	23,546	18,568
Interest on time deposits	2,094	1,889	573
Others	2,823	3,889	1,969

Total	71,309	53,467	30,776

Interest expense:
Interest on bank loans	233,110	124,678	43,524
Interest on bonds	50,151	67,779	58,905
Interest on promissory notes	33,564	23,319	11,342
Financial commissions	9,032	8,809	4,727
Others	17,856	7,659	20,272

Total	343,713	232,244	138,770

30.	OTHER EXPENSES, NET

Other expenses, net consist of the following:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Other income:
Sale of investment in Telefónica Publicidad e Información Perú S.A.C., (a)	—	113,017	—
Sale of property, plant and equipment	2,554	35,681	17,666
Sale of investment in Terra Networks S.A., note 14(c)	—	—	46,958
Others	20,551	65,160	36,100

Total	23,105	213,858	100,724

Other expenses:
Cost of investment in Telefónica Publicidad e Información Perú S.A.C., (a)	—	79,472	—
Provisions	90,721	91,103	72,793
Prior years´expenses	—	64,618	18,012
Cost of property, plant and equipment and intangibles sold, notes 15 and 16	28,329	38,105	11,999
Expenses	84,156	—	—
Incentiveted retirement program	32,648	66,799	27,519
Provision for impairment of investment in Terra Networks S.A., notes 14 (b) and (c)	—	42,860	17,024
Provision for obsolescence of inventories, note 15 (g)	—	20,400	—
Provision for doubtful accounts notes 11 (b) and 12 (d)	—	42,547	99,376
Cost of sale of investment in Terra Networks S.A., note 14 (c)	—	—	50,338
Expenses related to the segregation process (c)	124,433	—	—
Received and paid tax assessments (d)	48,235	—	—
Revision of deferred expenses (b)	28,697	—	—
Retirement of property, plant and equipment (e)	20,806	—	—
Others	72,620	114,366	84,970

Total	530,645	560,270	382,031

Other expenses, net	507,540	346,412	281,307

(a)	On February 8, 2002, Telefónica del Perú S.A.A. and Telefónica Publicidad e Información, S.A., an entity established in Spain and holder of the telephone directories service line, signed a sale and purchase agreement whereby Telefónica Publicidad e Información, S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The price for such transfer was approximately US$31.2 million, (approximately S/.113,017,000), resulting in an approximate capital gain of US$9.4 million (approximately S/.33,545,000).

As a result of the transfer described above, Telefónica Publicidad e Información Perú S.A.C. is no longer a Company’s subsidiary and depends directly of its respective holding entity in Spain, of which Telefónica, S.A. is the major shareholder.

(b)	As a result of the Group’s reorganization process and the technological changes in the telecommunication industry, during 2001, the Company assessed the realization of certain assets and reviewed certain internal process, determining the need for a provision which was charged to the statement of income as of December 31, 2001.

(c)	It mainly includes differences between physical inventories and operative balances due to obsolete and missing items, as well as differences in intercompany balances that arose from the 2001 reorganization process. After negotiations among the parties, it was decided that Telefónica del Perú S.A.A. assumes these expenses.

(d)	During 2001, Telefónica del Perú S.A.A. requested the Special Payment in Installments and Penalty Waiver Regime for its outstanding tax debts related to commissions over public telephones, which were not deductible for income tax purposes. These debts were recorded in 2001 within caption “others expenses, net”.

(e)	During 2001, due to technological factors, the Company retired and disconnected telephone plant equipment for approximately S/.20,806,000. This retirement was recorded within caption “others expenses, net” in the consolidated statements of income.

31.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	The income tax and workers’ profit sharing shown in the accompanying consolidated statements of income are made up as follows:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Workers’ profit sharing
Current	30,270	74,342	74,304
Deferred	92,827	(3,959)	(7,700)

Total	123,097	70,383	66,604

Income tax:
Current	110,908	201,149	204,990
Deferred	82,573	(11,603)	(23,096)

Total	193,481	189,546	181,894

(b)	The reconciliation of the effective tax rate to the statutory tax rate is as follows:

	2001		2002		2003
	S/.000%		S/.000%		S/.000%
	(Note 2)
Company’s income before tax	59,190	100.0	210,999	100.0	187,577	100.0
Income tax rate	30%		30%		30%

Income tax at the statutory tax rate	17,757	30.0	63,300	30.0	56,273	30.0

Tax effect of non deductible expenses:
Generic provisions and accounts analysis	111,338	188.1	43,800	20.8	46,333	24.7
Rent of locations for public telephone services	21,200	35.8	30,668	14.5	32,234	17.2
Non deductible financial expenses	14,938	25.2	4,044	1.9	3,426	1.8
Donations	4,894	8.3	854	0.4	834	0.4
Others	42,194	71.3	36,076	17.1	25,512	13.6

Income tax expense as per Telefónica del Perú S.A.A.’s books	212,321	358.7	178,742	84.7	164,612	87.7

Income tax expense as per the Subsidiaries’ books	(18,840)		10,804		17,282

	193,481		189,546		181,894

(c)	Components of the net deferred liability are as follows:

	As of January 1, 2002	(Debited)/ credited to income statement	(*)	(Debited)/ credited to equity	Result from exposure to inflation	As of December 31, 2002	(Debited)/ credited to income statement	(Debited)/ credited to equity	Others	Result from exposure to inflation	As of December 31, 2003
	S/.000	S/.000		S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
	(Note 2)
Deferred assets:
Provision for doubtful accounts	—	19,423		—	—	19,423	(14,645)	—	—	(381)	4,397
Financial leasing	8,030	(2,440)		—	(134)	5,456	(1,843)	—	—	(106)	3,507
Provision for impairment of investments	60,769	(2,838)		—	(1,016)	56,915	4,402	—	—	(1,116)	60,201
Provision for legal contingencies	14,617	12,088		—	(245)	26,460	10,297	—	—	(519)	36,238
Inventories, investments and lands inflation adjustment	9,244	—		—	(155)	9,089	701	—	—	(178)	9,612
Tax loss carryforward of Telefónica Multimedia S.A.C.	31,119	(13,751)		—	(520)	16,848	(14,954)	—	—	(329)	1,565
Others	19,691	28,848		(5,187)	(330)	43,022	(6,148)	(5,097)	(206)	(846)	30,725

Total	143,470	41,330		(5,187)	(2,400)	177,213	(22,190)	(5,097)	(206)	(3,475)	146,245

Deferred liabilities:
Depreciation	(928,691)	(83,194)		(18,383)	15,456	(1,014,812)	29,400	(18,067)	—	39,919	(963,560)
Software license	(74,084)	15,912		(1,285)	1,238	(58,219)	21,265	(1,263)	—	1,141	(37,076)
Financial leasing	(10,838)	654		—	183	(10,001)	(740)	—	—	196	(10,545)
Telephone plant	(124,442)	48,990		—	2,080	(73,372)	(735)	—	—	1,438	(72,669)
Others	(82,322)	(12,963)		—	1,445	(93,840)	3,796	—	14,005	1,818	(74,221)

Total	(1,220,377)	(30,601)		(19,668)	20,402	(1,250,244)	52,986	(19,330)	14,005	44,512	(1,158,071)

Net deferred liability	(1,076,907)	10,729		(24,855)	18,002	(1,073,031)	30,796	(24,427)	13,799	41,037	(1,011,826)

(*)	Includes a charge of S/.4,833,000 recorded in “other expenses, net” in the consolidated statements of income.

32.	EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings (loss) per share is calculated by dividing the consolidated net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet.

	Shares outstanding	Days outstanding until year-end	Weighted average number of shares
Balance as of December 31, 2001 (Note 2)	1,721,964,417	360	1,721,964,417

Balance as of December 31, 2002	1,721,964,417	360	1,721,964,417

Balance as of December 31, 2003	1,721,964,417	360	1,721,964,417

The computation of the consolidated basic and diluted earnings per share as of December 31, 2001, 2002 and 2003 is shown below:

As of December 31, 2001 (Note 2)			As of December 31, 2002			As of December 31, 2003
Consolidated net loss (numerator)	Number of shares (denominator)	Loss per share	Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share	Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share
S/.		S/.	S/.		S/.	S/.		S/.
(150,448,000)	1,721,964,417	(0.087)	31,253,000	1,721,964,417	0.018	21,948,000	1,721,964,417	0.013

33.	BUSINESS SEGMENT INFORMATION

(a)	Following, the business segment information disclosures by service category, as of December 31, 2001, 2002 and 2003:

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into four major operating businesses (fixed local telephone services, long distance telephone services, cable television, equipment supplies, and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company reports its primary segment information.

	Fixed local telephone services			Long distance telephone services			Cable television			Equipment supplies			Other services			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
	(Note 2)			(Note 2)			(Note 2)			(Note 2)			(Note 2)			(Note 2)
Property, plant and equipment	8,982,681	9,115,597	8,644,626	2,492,205	2,702,563	3,075,573	100,221	103,072	107,346	314,405	84,030	189,158	1,653,161	1,976,221	2,302,455	13,542,673	13,981,483	14,319,158
Accumulated depreciation	4,409,161	4,828,671	5,011,291	1,139,705	1,451,178	1,782,910	55,556	70,172	83,180	298,764	45,121	109,655	638,101	1,059,440	1,331,643	6,541,287	7,454,582	8,318,679
Intangibles and other assets	478,083	305,766	371,701	132,643	59,902	57,094	144	947	1,467	16,733	—	—	99,277	333,494	318,027	726,880	700,109	748,289
Accumulated amortization	229,901	173,013	260,511	59,425	34,815	40,015	142	145	376	15,577	—	—	37,984	193,321	222,105	343,029	401,294	523,007
Total assets	5,925,238	5,115,986	4,042,131	1,858,536	1,432,628	1,794,720	154,683	154,825	112,893	40,469	77,609	110,545	1,555,483	1,564,690	1,530,458	9,534,409	8,345,738	7,590,747
Total liabilities	3,530,758	2,637,470	2,248,367	897,457	464,516	538,972	26,305	49,957	49,485	10,161	25,541	52,024	1,606,140	1,698,270	1,400,339	6,070,821	4,875,754	4,289,187
Operating revenues	1,858,017	1,785,313	1,761,121	617,634	428,191	360,213	277,308	300,196	320,003	39,902	38,707	41,527	894,608	973,818	964,267	3,687,469	3,526,225	3,447,131
Operating expenses	1,366,336	1,382,021	1,430,460	414,856	374,363	348,567	324,851	211,747	216,247	98,417	33,935	40,503	475,102	691,405	758,419	2,679,562	2,693,471	2,794,196
Operating income	491,682	403,292	330,661	202,779	53,828	11,646	(47,542)	88,449	103,756	(58,514)	4,772	1,024	419,502	282,413	205,848	1,007,907	832,754	652,935

(b)	Following, the segment information disclosures for Lima and Provinces segments as of December 31, 2001, 2002 and 2003 is presented:

	Lima			Provinces			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
	(Note 2)			(Note 2)			(Note 2)
Property, plant and equipment	9,112,922	9,334,883	9,601,045	4,429,751	4,646,600	4,718,113	13,542,673	13,981,483	14,319,158
Accumulated depreciation	4,531,037	5,196,657	5,710,148	2,010,250	2,257,925	2,608,531	6,541,287	7,454,582	8,318,679
Intangibles and other assets	718,437	694,915	742,989	8,443	5,194	5,300	726,880	700,109	748,289
Accumulated amortization	337,503	398,229	519,048	5,526	3,065	3,959	343,029	401,294	523,007
Operating revenues	2,534,859	2,456,220	2,487,134	1,152,610	1,070,005	959,997	3,687,469	3,526,225	3,447,131
Operating expenses	1,941,805	1,917,756	1,978,777	737,757	775,715	815,419	2,679,562	2,693,471	2,794,196
Operating income	593,055	538,464	508,357	414,852	294,290	144,578	1,007,907	832,754	652,935

34.	FINANCIAL INSTRUMENTS

The Company and Subsidiaries are exposed to market risks in the normal course of their operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on their technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, the Company and Subsidiaries evaluate the accounts receivable aging report, which is used to estimate the necessary provision for doubtful accounts, see notes 5(f) and 11. In addition, the Company suspends the services, totally and partially, to clients who have overdue accounts receivable over 120 days.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allow the Company and Subsidiaries to develop their activities normally.

Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that a part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfilment of such obligations, because most of the revenues are generated in Nuevos Soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in their opinion, as of the date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur.

Interest rate risk

This risk has been reduced due to the credit rating of the Company and Subsidiaries and the Telefónica Group, which allows the procurement of competitive interest rates in local and international markets, reducing this risk.

Fair value of financial instruments

Accounting standards define a financial instrument as cash, evidence of property in an entity, or a contract whereby its is agreed to or imposed on an entity the right or the contractual obligation of delivering or receiving money or any other financial instrument. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of a fair value is its quoted market price, if available.

In the event that quotations not be available, the fair value is estimated based on the quoted market price of a financial instrument with similar characteristics, on the present value of the forecasted cash flows, or on other appraisal techniques, all of which are significantly affected by the various assumptions used. In spite of the fact that Management uses its best judgment to estimate the fair value of its financial instruments, inherent weaknesses exist in any appraisal technique. Consequently, fair value could not be an approximation of net realizable value or of the value of liquidation.

A significant part of the assets and liabilities of the financial statements are short-term financial instruments, with less than a one-year maturity. The fair value of these financial instruments, with the exception of those for which an active market exists, is considered to be equivalent to the recorded value as of the date of the consolidated balance sheet.

The methodologies and assumptions used depend on the terms and characteristic risks of the different financial instruments and include the following:

•	Cash and banks do not represent a significant credit or interest rate risk. Therefore, it has been assumed that their book values are representative of their fair values.

•	Marketable securities corresponding to the Trust Fund (U.S. Treasury Papers) are stated at the lower of cost or market value. Accordingly, the estimated fair value considers the potential earnings not recorded but that have been estimated based on the exchange prices of these investments.

•	Due to the fact that accounts receivable are presented net from their provision for doubtful accounts and have a maturity of less than one-year, Management considers that their fair value does not differ significantly from their book value.

•	For permanent investments with available market prices, the fair value has been determined based on such price. For those investments without available market price and considering that they are not marketable securities, Management has considered that their book value is similar to their fair value.

•	In the case of liabilities that bear interests with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics.

•	For financial liabilities that bear interests at variable and preferential rates, it has been assumed that their book value is the same as their market value.

•	The fair value of derivatives is based on market valuations.

Based on the criteria described above, the Company’s Management considers that there are no significant differences between the book value and the fair value of the financial instruments of the Company and Subsidiaries; with the exception of hedge derivatives products and investments, the differences of which are stated in the respective notes.

35.	CONTINGENCIES

In the normal course of its operations, the Company and Subsidiaries are subject to several tax, labour, civil and judicial claims, which are recorded according to accounting principles generally accepted in Peru, see note 5. The most significant contingencies as of December 31, 2001, 2002 and 2003 are described below:

(a)	To date, the assessments received from the tax authority are the following:

(i)	In June 1999, the Peruvian tax authority (SUNAT) issued tax assessments on the 1997 income tax and value added tax returns of the Company. Such assessments amounted to approximately S/.131,528,000 (in values as of April 30, 1999) and include the respective fine resolutions amounting to approximately S/.73,200,000.

In July 1999, the Company filed a partial claim against such assessments.

In March 2002, because of the appeal filed by the Company, the Tax Court decided that SUNAT must review again the claims related to inventory differences (S/.51,000,000) and amortization of intangibles (S/.20,000,000); it also decided that the assessment amounting to S/.84,000,000 relating to the provision for doubtful accounts should be maintained.

In November 2003, after the respective review, SUNAT has notified the Intendence Resolution, cancelling the assessment concerning inventories, upholding that concerning the provision for doubtful accounts, and reducing the assessment concerning intangible to S/.1,500,000.

The effect of that Resolution is already recorded as of December 31, 2003.

(ii)	As a result of the fiscal review of the year 1998, on February 11, 2002 the Company was notified by SUNAT through several resolutions for the payment of income tax and value added tax for approximately S/.244,449,000.

Telefónica del Perú S.A.A. Management and its legal advisors filed a partial claim against those resolutions on the basis that they are not in accordance with legal rulings in force in Peru. To date, SUNAT is evaluating the information presented by Telefónica del Perú S.A.A. in the claiming file.

Telefónica del Perú S.A.A. Management and its legal advisors estimate that the results of the process will not have a significant impact on the consolidated financial statements.

(iii)	On December 24, 2003, SUNAT notified the Company through various resolutions for the additional payment to cover pre-payments of income tax, income tax withholdings applicable to non-domiciled taxpayers, and value added tax, corresponding to 1999. Said assessments amount to approximately S/.213,751,000 (at December 2003 values), and include the respective fine resolutions.

The Company has appealed all said resolutions since, in its opinion, they do not agree with legal norms currently in force in Peru.

Management and legal advisors estimate the results of the process will not have a significant impact on the consolidated financial statements.

(b)	As of December 31, 2003 and 2002, the Company and its Subsidiaries have several labour and civil lawsuits and administrative processes. Both, internal and independent legal advisors are conducting such lawsuits. As of December 31, 2003 and 2002, the Company’s Management and its legal advisors have deemed necessary, based on the available evidence as of such dates, to record provisions to cover the risks of said contingencies, as set forth in note 5(m), against the results of years 2003 and 2002, respectively.

In this sense, Management and its legal advisors, both internal and external, have been monitoring the different risks that affect the Company and its Subsidiaries and consider that the provisions for contingencies recorded to date are sufficient to cover the identified business risks as of December 31, 2003.

36.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The consolidated financial statements of Telefónica del Perú S.A.A. and Subsidiaries were prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of consolidated shareholders’ equity and net income from Spanish GAAP to U.S. GAAP is provided below.

RECONCILIATION BETWEEN CONSOLIDATED SHAREHOLDERS’ EQUITY AND NET INCOME TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated shareholders’ equity and net income that would have been required had U.S. GAAP been applied instead of Peruvian GAAP:

Shareholders’ equity

	Year Ended December 31
	2002	2003	2003
	S/.000	S/.000	US$000
Shareholders’ equity according to the consolidated financial statements prepared under Peruvian GAAP	3,469,984	3,301,560	953,381

Adjustments increasing (decreasing) reported shareholders’ equity
Revenue recognition - installation fee, note 36 (b)	(124,727)	(98,100)	(28,328)
Revaluation of property, plant and equipment (i), note 36 (c)	(184,235)	(175,952)	(50,809)
Capitalized interest (ii), note 36 (d)	613,176	559,681	161,618
Debt assumed by the State, note 36 (h)	(220,435)	(223,783)	(64,621)
Reversal of goodwill amortization, note 36 (k)	3,366	6,680	1,928
Unrealized gain/(loss) on marketable securities, note 36 (l)	(30,056)	—	—
Deferred workers’ profit sharing from U.S. GAAP adjustments, note 36 (f)	(23,591)	(18,441)	(5,325)
Deferred income taxes from U.S. GAAP, note 36 (e) adjustments	(90,389)	(76,501)	(22,091)

Net adjustments	(56,891)	(26,416)	(7,628)

Shareholders’ equity in accordance with U.S. GAAP	3,413,093	3,275,144	945,753

(i)	Revaluation adjustment is presented net of accumulated depreciation of S/.244,066,000 and S/.252,349,000 as of December 31, 2002 and 2003, respectively.
(ii)	Capitalized interest adjustment is presented net of accumulated depreciation of S/.535,603,000 and S/.604,579,000 as of December 31, 2002 and 2003, respectively.

Statements of Income

	2001	2002	2003	2003
	S/.000	S/.000	S/.000	US$000
	(Note 2)
Net income (loss) according to the consolidated financial statements prepared under Peruvian GAAP	(150,448)	31,253	21,948		6,339

Adjustments increasing (decreasing) reported net income (loss):
Revenue recognition - installation fee, note 36 (b)	27,697	26,007	26,627		7,689
Depreciation on revaluation of property, plant and equipment, note 36 (c)	8,453	8,283	8,283		2,392
Capitalized interest:
Capitalized interest, note 36 (d)	60,273	26,038	15,481		4,470
Depreciation on capitalized interest, note 36 (d)	(71,090)	(72,449)	(68,976)		(19,918)
Interest from debt assumed by the State, note 36 (h)	(10,367)	(11,149)	(3,348)		(967)
Reversal of goodwill amortization, note 36 (k)	—	3,366	3,314		958
Deferred workers’ profit sharing from U.S. GAAP adjustments, note 36 (f)	19,007	11,039	1,549		447
Deferred income taxes from U.S. GAAP adjustments, note 36 (e)	53,160	41,478	4,183		1,208
Gain from transactions with companies under common control, note 36 (i)	—	(33,545)	—		—

Net adjustments	87,133	(932)	(12,887)		(3,721)

Net income (loss) in accordance with U.S. GAAP	(63,315)	30,321	9,061		2,618

Basic and diluted earnings (losses) per share	S/.(0.04)	S/.0.018	S/.0.005	US$	0.001
Basic and diluted earnings (losses) per ADS (based on the shares per ADS) (*)	S/.(0.36)	S/.0.176	S/.0.053	US$	0.015
Weighted average number of shares outstanding basic and diluted	1,721,964,417	1,721,964,417	1,721,964,417		1,721,964,417

(*)	Each ADS represents 10 ordinary class B shares of Telefónica del Perú S.A.A.

The following are the changes in the consolidated shareholders’ equity under U.S. GAAP, as restated:

S/.000
Shareholders’ equity in accordance with U.S. GAAP, as of January 1, 2002	3,368,162

Net income in accordance with U.S. GAAP, 2002	30,321
Capital contribution originated from transactions with companies under common control, note 36 (i)	33,545
Accumulated other comprehensive loss:
Unrealized loss on marketable securities, net of income tax and workers’ profit sharing, note 36 (l)	(18,935)

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2002	3,413,093

Net loss in accordance with U.S. GAAP, 2003	9,061
Declared dividends	(165,945)
Unrealized gain on marketable securities, note 36 (l)	18,935

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2003	3,275,144

With regard to the balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been, as restated:

	2002	2003	2003
	S/.000	S/.000	US$000
Balance sheets
Trade accounts receivable	533,985	631,466	182,347
Total current assets	915,602	1,133,983	327,457
Investments, net	125,951	86,552	24,993
Property, plant and equipment, net	6,955,842	6,384,208	1,843,548
Goodwill, net	23,089	23,089	6,667
Intangible assets	309,667	208,873	60,316
Total non-current assets	7,707,660	6,749,073	1,948,909
Total liabilities	5,210,168	4,607,912	1,330,613

	2001	2002	2003	2003
	S/.000	S/.000	S/.000	US$000
	(Note 2)
Statements of income
Operating income, note 36 (g) and (f)	605,131	427,940	275,821	79,648

ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP

The following information is presented on a U.S. GAAP basis.

Statement of Comprehensive Income:

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)

Net income (loss) per U.S.GAAP	(63,315)	30,321	9,061
Other Comprehensive Income (loss):
Unrealized gain (loss) on marketable securities, net of income tax and workers’ profit sharing, note 36 (l)	—	(18,935)	6,081
Sale of marketable securities	—	—	12,854

Comprehensive income (loss)	(63,315)	11,386	27,996

Changes in Accumulated Other Comprehensive Income (*):

	2001	2002	2003
	S/.000	S/.000	S/.000
	(Note 2)
Beginning balance, January 1	—	—	(18,935)
Other Comprehensive Income (loss):
Unrealized gain (loss) on marketable securities, available for sale, net of tax	—	(18,935)	6,081
Sale of marketable securities	—	—	12,854

Other comprehensive income (loss):	—	(18,935)	—

(*)	Net of the respective tax effects.

Income taxes -

All the operations of Telefónica del Perú S.A.A. and Subsidiaries are located in Peru, and they are subject to income and asset taxes solely in Peru.

(i)	The tax effects of significant temporary differences are as follows:

	December 31,
	2002	2003
	S/.000	S/.000
Deferred tax assets
Revenue recognition (b)	33,676	26,488
Revaluation of property, plant and equipment, net	49,744	47,507
Unrealized loss on marketable securities	8,115	—

	91,535	73,995

Deferred tax liabilities
Capitalized interest (b)	(149,001)	(135,300)
Deferred income tax liability not recorded, note 5(o)	(32,923)	(15,196)

	(181,924)	(150,496)

Additional net deferred tax liabilities according to U.S. GAAP	(90,389)	(76,501)

(ii)	Represents only the deferred tax items arising from U.S. GAAP adjustments.

(iii)	The reconciliation of the income tax provisions computed at the statutory Peruvian income tax rate to the provision for income taxes recorded on a U.S. GAAP basis in the statements of income is as follows:

	2001		2002		2003
	S/.000%		S/.000%		S/.000%
	(Note 2)
Approximate income before income taxes in accordance with U.S. GAAP	113,439	100.0	178,390	100.0	186,772	100.0
Statutory tax rate	30%		30%		30%

Expected income tax provision in accordance with U.S. GAAP at statutory tax rate	34,032	30.0	53,517	30.0	56,032	30.0

Effects of items increasing/(decreasing) the effective tax rate

Interest expense from share repurchase program (permanent difference)	14,938	13.2	4,044	2.3	3,426	1.8
Provisions and other non deductible expenses	96,865	85.3	43,800	24.6	46,333	24.8
Local rent for public telephones	21,200	18.7	30,668	17.2	32,234	17.3
Gain from transactions with companies under common control	—	—	10,063	5.6	—	—
Donations	4,894	4.3	854	0.5	834	0.4
Others (individually non significant)	4,826	4.3	5,120	2.9	38,852	20.8

Actual provision for income taxes in accordance with U.S. GAAP	176,755	155.8	148,066	83.1	177,711	95.1

Reclassification noted -

Under Peruvian GAAP the trust fund is presented as a current asset, according to U.S. GAAP the trust fund is presented as a non-current asset, because it is an asset restricted to long-term obligations. As of December 2003, this investment amounts S/.46,351,000.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The accompanying consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain aspects from U. S. GAAP. The effects of these significant differences are reflected in the Reconciliation Tables above and primarily relate to the items discussed in the following paragraphs:

(a)	Restatement of Financial Statements for General Price Level Changes -

The accompanying financial statements recognize the effects of changes in the purchasing power of the Peruvian currency under the comprehensive indexation system, which requires its full indexation through December 31, 2003 (see note 5.a).

Therefore, the consolidated financial statements of the Company and Subsidiaries as of and for the year ended December 31, 2003 were prepared using the integral restatement method to express the balances of the Company in a currency of constant purchasing power of December 31, 2003.

Accordingly, all relevant nonmonetary assets and liabilities, shareholders’ equity accounts, and all components of the consolidated statements of income, changes in shareholders’ equity and changes in financial position and notes were re-expressed (restated) to reflect the changes in the inflation index to December 31, 2003. Also, the gains and losses on monetary assets and liabilities attributable to changes in the index, calculated on a monthly basis, recorded in the corresponding account in the consolidated statements of income.

The price-level adjustments recorded to reflect the current purchasing power of the currency do not purport to change the prior-period financial statements in any way, but only to update the amounts to a constant currency measurement unit.

Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. U.S. Securities Exchange Commission (“SEC”) rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders’ equity does not reflect as a difference the effect of the general price level restatement.

(b)	Revenue Recognition

During December 1999, the SEC staff released Staff Accounting Bulletin (SAB) Nº101, “Revenue Recognition” updated by SAB No 104 in December 2003, to provide guidance on recognition and disclosure of revenue in financial statements. Under Peruvian GAAP, Telefónica del Perú S.A.A. currently recognizes installation fees and the related costs when the installation is made, while under U.S. GAAP and following SAB Nº101 provisions, installation fees and the related expenses should be deferred and amortized over the expected life of the customer. The impact of adopting SAB Nº101 effective January 1, 2000 and thereafter, is presented as a reconciling item under U.S. GAAP.

(c)	Revaluation of Fixed Assets

Telefónica del Perú S.A.A. made a voluntary revaluation of certain of ENTEL’s (one of the two companies that became Telefónica del Perú S.A.A.) property, plant and equipment in 1992. This revaluation does not relate to the Company’s normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

(d)	Capitalized Interest

Under Peruvian GAAP, Telefónica del Perú S.A.A. and Subsidiaries do not capitalize interest cost incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to the Company’s outstanding borrowings during each applicable period, and is included in property, plant and equipment and depreciated over the lives of the related assets. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the allocation of interest paid relating to assets constructed, as well as the additional depreciation arising from such capitalization.

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

The adjustments included in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, represent the deferred tax expenses that would be computed for the differences between U.S. GAAP and Peruvian GAAP, plus the deferred tax liability not yet recorded for local purposes and the reversal of the deferred taxes related to the revaluation.

(f)	Workers’ profit sharing

Workers share the profits of the Company by receiving 10% of the Company’s taxable income (before workers’ profit sharing expense). Since January 1998, under Peruvian GAAP, temporary differences are considered in the computation of workers’ profit sharing expense for the period, following the same methodology used for deferred income taxes, explained above. Because workers’ profit sharing is calculated on taxable income in accordance with Peruvian GAAP, it recognizes the effects of temporary differences between the accounting principles followed by the Company under U.S.GAAP plus the deferred workers’ profit sharing liability not yet recorded for local purposes and the reversal of the deferred workers’ profit sharing related to the revaluation.

Under U.S. GAAP, workers’ profit sharing expenses would be included in the determination of operating income.

(g)	Classification of Expenses included in “Others expenses, net”

Under Peruvian GAAP, the Company classified certain expenses, such as expenses related to the segregation process, provision for contingencies, allowance for doubtful accounts receivable, depreciation of property, plant and equipment and impairment loss, within the caption “others expenses, net” (see note 30). Under U.S. GAAP, these expenses would be included in the determination of operating income. Additionally, under Peruvian GAAP, the Company classified certain tax related expenses within the caption “others expenses, net” (see note 30). Under U.S. GAAP, these expenses would be included in the provision for income taxes.

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

As result, the adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the net impact of interest expense, inflationary gains and exchange losses.

(i)	Gains from transactions with companies under common control

As stated in Note 30, the Company entered, in 2002, into a sale and purchase agreement whereby Telefónica Publicidad e Información S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The Company recorded, under Peruvian GAAP, a gain of S/.33,545,000. Under U.S. GAAP, because this transaction is between entities under common control, the gain would be treated as a capital contribution.

(j)	Derivatives and Hedge Accounting

Under Peruvian GAAP some derivatives used as foreign exchange risk management purposes are not recorded by its fair value. Under U.S. GAAP according to SFAS No. 133 all derivatives, whether designated in hedging relationships or not, should be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument and, if applicable, in related hedge item depends on its intended use and the resulting designation. The adoption of SFAS No. 133 had no material impact on our consolidated financial statements.

(k)	Goodwill amortization

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

All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Company does not have intangible assets with indefinite useful lives. Assuming no new acquisitions or disposals, the Company estimates that the carrying amount of intangible assets as of December 31, 2003 will be amortized on a straight-line basis over the remaining useful lives of the assets.

The Company has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002 and 2003. As a result of these analyses, Management has determined that no impairment is required for the adoption of SFAS No. 142 or for the year ended December 31, 2002 and 2003. Goodwill has been assigned to the cable television operating segment, since it relates to the purchase of Telefonica Multimedia S.A.C. The fair value of the reporting unit for which goodwill has been assigned was determined using a discounted cash flow approach. Goodwill in the cable TV segment will be tested for impairment as of December 31 of every year.

(l)	Investments

Under Peruvian GAAP the investment in Terra Networks, S.A. (see Note 14) is recorded at cost, adjusted for an impairment for a permanent decline in value. Under U.S. GAAP the investment is considered to be a marketable security that is recorded at its fair market value. In addition to the permanent decline recorded under Peruvian

GAAP the decline in value that is considered temporary is recorded as a component of other comprehensive income under U.S. GAAP. During the year ended December 31, 2003, the Company has sold this investment (see note 14(c)) and has reclassified all accumulated other comprehensive income to earnings.

(m)	Recently Issued Accounting Pronouncements

SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132 (Revised 2003), (“SFAS 132R”) requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. The Company and Subsidiaries does not have any pension plan of which could be impacted by this accounting pronouncement.

SFAS No. 143 - Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has analyzed its concession agreements and any asset that could have a retirement obligation and has concluded that the adoption of this Statement had no impact on our consolidated financial statements.

SFAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of this Statement had no impact on our consolidated financial statements.

SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 supersedes guidance established in the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 94-3 regarding certain exit and disposal costs. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no impact on our consolidated financial statements.

SFAS No. 148 - Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements relating to stock options under SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.” Since the Company does not have any stock-based compensation plan, the adoption of this Statement had no impact on our consolidated financial position or results of operations.

SFAS No. 149 - Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amended and refined certain characteristics of derivative instruments and hedges. The adoption of this Statement had no impact on our consolidated financial position or results of operations.

SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The adoption of this Statement had no impact on our consolidated financial position or results of operations.

FIN No. 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have any impact on our consolidated financial statements.

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its consolidated financial position, cash flows and results of operations.

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes it is currently following the guidance of SAB 104.

EITF 00-21 - Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on our consolidated financial position or results of operations.

EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.