Form 20-F
period 2004-12-31
TELEFONICA DEL PERU SAA
filed 2005-06-28
CIK 1014620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-14404

TELEFÓNICA DEL PERÚ S.A.A.
(Exact name of Registrant as specified in its charter)

Telefónica of Peru
(Translation of Registrant’s name into English)

Republic of Perú
(Jurisdiction of incorporation or organization)

Avenida Arequipa 1155 Santa Beatriz, Lima Perú
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of class

Class B Shares, nominal par value S/.1.25 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      The number of issued shares of each class of stock of Telefónica del Perú as of December 31, 2003 was:

Class A-1 Shares, nominal par value S/.1.25	669,762,378
Class B Shares, nominal par value S/.1.25	1,051,925,807
Class C Shares, nominal par value S/.1.25	276,232

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

Item 17  ☐    Item 18  ☒

CERTAIN TERMS AND CONVENTIONS

     Our common shares, nominal value of one nuevo sol and twenty five cents each, are currently listed on the Lima stock exchange under the symbol “TELEFBC1”. American Depositary Shares, or ADSs, each representing the right to receive ten shares, were delisted from the New York Stock Exchange (“NYSE”) on March 1, 2004. Our ADS depositary program was cancelled in February 2004 and ADS holders were entitled to receive the underlying Class B shares.

      As used herein:

     “Telefónica del Perú” or “Company” and terms such as “we”, “us” and “our” mean Telefónica del Perú S.A.A. and its consolidated subsidiaries and its predecessors unless the context otherwise requires.

      “Telefónica” means Telefónica, S.A., a majority shareholder of Telefónica del Perú.

     “Telefónica Internacional” means Telefónica Internacional, S.A., a subsidiary of Telefónica and a controlling shareholder of Telefónica del Perú, and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

     Our audited consolidated financial statements as of December 31, 2004, 2003, and 2002, and the notes thereto (the “Consolidated Annual Financial Statements”) are included elsewhere in this annual report on Form 20-F (the “Annual Report”).

     Medina, Zaldívar y Asociados, the then member firm of Arthur Andersen, was engaged as our independent financial auditors for the fiscal years ended December 31, 2000 and 2001. Our financial statements for the fiscal years ended December 31, 2002, 2003 and 2004 were audited by Gris Hernandez y Asociados, member firm of Deloitte Touche LLP, and are included elsewhere in this Annual Report.

     We publish our financial statements in Peruvian nuevos soles. In this Annual Report, references to “dollars”, “U.S.$” or “$” are to United States dollars, references to “nuevo sol”, “nuevos soles” and “S/.” are to Peruvian nuevos soles and references to “€” are to euros. For the convenience of the reader, this Annual Report contains conversions of nuevos soles amounts into dollars at specified rates. These conversions should not be construed as representations that the nuevos soles amounts actually represent such dollar amounts or can be converted into dollars at the rate indicated. Unless otherwise stated, the exchange rate used to convert foreign currency amounts on our financial statements into nuevos soles was the SBS (Superintendencia de Banca y Seguros) Exchange Rate as of each relevant date or period end. See Item 3: “Key Information—Exchange Rate Information”.

FORWARD LOOKING STATEMENTS

     This Annual Report contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking terms such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may” or “should”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

  expected revenues, capital expenditures, future cash flows and financing requirements;

  economic and political developments in Perú (including shifts in the economic and regulatory policies);

  the effect of inflation and devaluation of the nuevos soles on our financial condition and results of operations;

  the implementation of our business strategy;

  changes in rates, tariffs and the regulatory scheme;

  new services and expected demand for such services;

  our strategy and the effect of the liberalization of the Peruvian telecommunications industry;

  the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities;

  the factors discussed under the section entitled “—Risk Factors” in this Annual Report; and

  other statements contained in this Annual Report regarding matters that are not historical facts.

     Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including but not limited to:

  economic and political instability of Perú;

  changes in inflation;

  depreciation and volatility of the Peruvian nuevos soles;

  changes in financial and telecommunications regulation;

  modification of our concessions to provide telecommunications services;

  our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due;

  changes in technology;

  changes in the competitive environment; and

  changes in labor legislation.

     Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affect us in the future, or if underlying assumptions are incorrect, actual results may vary materially from those described in this Annual Report. We do not undertake to update any industry information or forward-looking statements set out in this Annual Report in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A.   Selected Financial Data

     The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000, and should be read in conjunction with, and are qualified in their entirety by reference to, our Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

     We maintain our financial books and records and publish our financial statement in nuevos soles and prepare our financial statements to conform to generally accepted accounting principles in Perú, which are based on the International Accounting Standards (IAS) authorized by the Consejo Normativo de Contabilidad (“CNC”) or the Accounting Council. This Annual Report sometimes refers to those accounting principles as “Peruvian GAAP”. Peruvian GAAP differs in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 35 to our Consolidated Annual Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to us, including a reconciliation of such differences on net income and total shareholders’ equity.

     In January 2006, we will begin following the International Financial Reporting Standards (IFRS) 1 to 5 and the new versions of the International Accounting Standards (IAS), pursuant to Resolution No. 034-2005-EF/93.01 of the CNC. The applications of these standards will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

     Due to reorganization transactions that occurred during 2000 (see Item 4: “Information on the Company—History and Development of the Company—Exchange Offers and Reorganization Transactions”), the selected financial data included in the table below provides income statement figures for 2000, which have been restated since the Annual Report for the 2001 fiscal year to show only continuing operations. The income statement figures for 2001, 2002, 2003 and 2004 fully relate to continuing operations. The balance sheet figures were not restated.

     In 1989, the CNC approved the inclusion of the impact of inflation in a Peruvian company’s financial statements by adjusting the value of its non-monetary assets and liabilities by a factor that equals the inflation rate as calculated by the national wholesale price index (“National Wholesale Price Index”) published by the National Institute of Statistics and Information. The net result of the adjustment is reflected in the “Gain (loss) from exposure to inflation/deflation” item of the income statement. See note 5(a) to our Consolidated Annual Financial Statements. Peruvian GAAP also requires restatement of all financial statements to constant nuevos soles, and, accordingly, all information in the Consolidated Annual Financial Statements and in the selected financial data set forth below has been restated in constant nuevos soles as of December 31, 2004. The effect of inflation accounting under Peruvian GAAP has not been reversed in the reconciliation to U.S. GAAP. See notes 5 and 35 to our Consolidated Annual Financial Statements. Pursuant to CNC’s resolution No. 031-2204-EF/93.01 dated May 11, 2004 and Law. No. 28394 dated November 22, 2004, the inflation adjustment requirement was suspended as of the 2005 fiscal year for both accounting and tax purposes. Both of these regulations provide that the adjusted inflation balances as of December 31, 2004 shall be deemed the historical initial balances as of January 1, 2005.

	As of the year ended December 31,

	2000	2001	2002	2003	2004	2004

	(thousands of constant nuevos soles, except per share and per ADS amounts)				(thousands of U.S. dollars(1), except per share and per ADS amounts)

INCOME STATEMENT DATA
Amounts in accordance with
Peruvian GAAP (continuing
operations unless otherwise noted):
Fixed local telephone services(2)	1,745,009	1,708,576	1,709,482	1,607,148	1,485,202	452,530
International long distance telephone
services	384,833	321,504	190,718	173,801	109,367	33,323
Domestic long distance telephone
services	348,318	320,214	267,383	204,062	209,042	63,693
Public and rural telephone services	713,271	731,110	798,038	736,650	677,378	206,392
Interconnection with other operators	37,405	27,190	94,965	160,435	150,603	45,888
Business communications(3)	268,646	210,392	213,504	238,253	311,699	94,972
Cable television(4)	269,137	290,895	314,906	335,683	338,582	103,163
Telephone directory advertising	104,480	94,621	—	—	—	—
Others	174,469	163,655	110,014	160,008	177,422	54,059

Total operating revenues:	4,045,568	3,868,157	3,699,010	3,616,040	3,459,295	1,054,020

General and administrative	923,827	1,036,353	965,335	1,026,383	923,140	281,274
Personnel	582,619	506,824	443,651	423,911	383,739	116,922
Depreciation	778,852	896,813	906,385	916,693	910,327	277,369
Amortization	121,954	132,586	136,617	135,027	83,365	25,401
Technology transfer and Management
fee(5)	295,142	179,336	246,421	309,905	157,843	48,094
Materials and supplies	57,480	63,200	59,019	63,515	69,692	21,235
Shared service center expenses	—	128,480	118,140	102,989	93,529	28,497
Provision for impairment of assets	88,565	(21,554)	—	—	27,073	8,249
Capitalization of costs for telephone
plant construction	(166,521)	(132,733)	(50,117)	(47,311)	(38,293)	(11,668)

Total operating expenses	2,681,918	2,789,305	2,825,451	2,931,112	2,610,415	795,373

Operating income	1,363,650	1,078,852	873,559	684,928	848,880	258,647

Interest income	36,200	74,803	56,087	32,284	24,472	7,456
Interest expense	(355,295)	(360,555)	(243,624)	(145,570)	(123,058)	(37,494)
Other expenses, net	(337,135)	(553,965)	(363,386)	(295,092)	(298,848)	(91,057)

Other income (expenses)	(656,230)	(839,717)	(550,923)	(408,378)	(397,434)	(121,095)

Gain (loss) from exposure to
inflation/deflation(6)	141,060	(64,863)	(17,186)	7,146	78,689	23,976
Income before workers’ profit sharing
and income tax	848,480	174,272	305,450	283,696	530,135	161,528
Workers’ profit sharing	(123,363)	(129,129)	(73,832)	(69,868)	(128,309)	(39,095)
Income tax	(332,297)	(202,962)	(198,834)	(190,807)	(350,922)	(106,923)

Net income (loss):	392,820	(157,819)	32,784	23,021	50,904	15,510

Net income (loss) per share	0.187	(0.091)	0.019	0.013	0.030	0.009
Net income (loss) per ADS(7)	1.866	(0.917)	0.190	0.133	—	—
Dividends per share(8)(9)	0.059	—	0.008	—	—	—
Dividends per ADS(7)(8)(9)	0.0588	—	0.083	—	—	—
Weighted average number of shares
outstanding (millions)	2.105	1.722	1.722	1.722	1.722	1.722
Amounts in accordance with U.S.
GAAP(10):
Operating income
From continuing operations	811,652	634,782	448,909	289,334	385,852	117,566
From discontinued operations	73,325	—	—	—	—	—

Total	884,977	634,782	448,909	289,334	385,852	117,566
Net income (loss)
From continuing operations	299,051	(66,417)	31,806	9,505	221,398	67,459
From discontinued operations	73,743	—	—	—	—	—

Total	372,794	(66,417)	31,806	9,505	221,398	67,459
Net income (loss) per share
From continuing operations	0.141	(0.037)	0.018	0.006	0.129	0.039

	As of the year ended December 31,

	2000	2001	2002	2003	2004	2004

	(thousands of constant nuevos soles, except per share and per ADS amounts)					(thousands of U.S. dollars(1), except per share and per ADS amounts)

From discontinued operations	0.035	—	—	—	—	—

Total	0.176	(0.037)	0.018	0.006	0.129	0.039
Net income (loss) per ADS
From continuing operations(7)	1.423	(0.371)	0.185	0.055	—	—
From discontinued operations(7)	0.340	—	—	—	—	—

Total	1.763	(0.371)	0.185	0.055	—	—
BALANCE SHEET DATA
Amounts in accordance with
Peruvian GAAP(11):
Cash and banks	94,073	166,356	59,155	52,457	63,332	19,297
Property, plant and equipment, net	9,384,861	7,344,453	6,846,719	6,294,500	5,814,491	1,771,630
Total assets	12,194,651	10,001,594	8,754,679	7,861,602	7,081,378	2,157,641
Long-term debt(12)	1,867,374	1,686,658	1,342,112	1,282,100	917,666	279,606
Total shareholders’ equity	5,148,195	3,633,303	3,640,013	3,463,336	2,727,386	831,014
Amounts in accordance with U.S.
GAAP(10)(11):
Property, plant and equipment, net	9,877,295	7,834,407	7,296,678	6,697,034	6,178,019	1,882,395
Total assets	12,294,893	10,681,616	9,045,802	8,168,236	7,324,976	2,231,864
Long-term debt(13)	2,076,038	1,906,200	1,573,348	1,517,208	917,666	279,606
Total shareholders’ equity	4,725,858	3,533,202	3,580,335	3,435,625	2,892,006	881,172

(1)	For the convenience of our readers, we have converted nuevo sol amounts into U.S. dollars at the rate of S/3.282 to U.S.$1.00, the SBS Average Exchange Rate on December 31, 2004.

(2)	Includes dial-up Internet traffic revenues.

(3)	Includes Speedy Plus and traditional Speedy services.

(4)	Includes CableNet revenues.

(5)	Amounts include S/.30,379, S/.27,440, S/36,898, S/.47,176 and S/.30,443 relating to the technology transfer fee and S/.264,763, S/.151,896, S/.209,523, S/.262,729 and S/.127,400 relating to the management fee in 2000, 2001, 2002, 2003 and 2004, respectively, paid to Telefónica Internacional. See note 35 to our Consolidated Annual Financial Statements.

(6)	Under Peruvian GAAP, the line item “Gain (loss) from exposure to inflation/deflation” includes gains and losses from exposure to foreign exchange fluctuations.

(7)	Each ADS represented ten Class B shares.

(8)	Dividends per share and dividends per ADS figures were calculated considering continuing and discontinued operations for year 2000. Years 2001 through 2004 reflect continuing operations only. The dividend amounts have not been adjusted to reflect the effect of changes in the inflation rate.

(9)	Amounts indicate dividends per share declared in respect of the period indicated and may differ from the amounts shown in the financial statements, which indicate dividends declared during each period presented. Dividends were not declared for 2001 and 2003. See Item 8: “Financial Information—Dividend Policy and Dividends” and our Consolidated Annual Financial Statements contained in this Annual Report. In addition, we declared dividends out of accumulated retained earnings as of December 31, 2002 of S/.0.087 per share.

(10)	Explanations of the principal differences between Peruvian GAAP and U.S. GAAP, as well as a reconciliation to U.S. GAAP, are provided in note 35 to our Consolidated Annual Financial Statements.

(11)	The balance sheet figures include continuing and discontinued operations for year 2000. Years 2001, 2002, 2003 and 2004 reflect continuing operations only.

(12)	Excludes current portion of long-term debt and short-term bank loans.

(13)	Includes bonds, but excludes current portion of long-term debt and short-term bank loans. Certain long-term debts reflected in prior years have been written off and reflected as income under U.S. GAAP. See note 35 to the Consolidated Annual Financial Statements.

Exchange Rate Information

     The following table shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in nominal nuevos soles per dollar. On June 22, 2005, the nuevo sol/U.S. dollar exchange rate was S/.3.253 to U.S.$1.00. See Item 10: “Additional Information—Exchange Controls”.

Exchange Rates

Year	High(1)	Low(1)	Average(2)	Period- end(3)

2000	3.548	3.402	3.495	3.527
2001	3.631	3.430	3.508	3.446
2002	3.652	3.429	3.518	3.515
2003	3.509	3.458	3.479	3.464
2004	3.506	3.263	3.414	3.283

Month	High(4)	Low(4)	Average(5)	Period- end(3)

December 2004	3.303	3.263	3.282	3.282
January 2005	3.287	3.259	3.269	3.264
February 2005	3.264	3.257	3.260	3.259
March 2005	3.263	3.257	3.260	3.263
April 2005	3.262	3.256	3.259	3.258
May 2005	3.263	3.254	3.256	3.253

(1)	Highest and lowest of the month-end exchange rates for each year based on the SBS Exchange Rate.

(2)	Average of month-end exchange rates based on the SBS Exchange Rate.

(3)	End of period exchange rates based on the SBS Exchange Rate.

(4)	Highest and lowest of the daily exchange rates for each month based on the SBS Exchange Rate.

(5)	Average of month-end exchange rates based on the SBS Exchange Rate.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

     You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our Company. The risks described below are not the only ones facing our Company or investments in Perú in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect the price of our shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. See “Forward-Looking Statements”.

Risk Factors Related to Telefónica del Perú

     Changes in the regulations affecting Perú’s telecommunications industry and the liberalization of Perú’s telecommunications market have had and may continue to have a material adverse effect on our results of operations.

     Since 1998, the Peruvian government has issued a number of decrees opening the telecommunications markets to increased competition. As a result, new operators have entered the markets we compete in. As of February 2005, 74 concessions had been granted for fixed local and domestic and international long distance services. Our main competitor in fixed local telephony services and public telephone services is Telmex Perú; and in long distance telephony services, Americatel Perú, Telmex Perú and IDT. We also face direct competition in cable television services from Cable Express. Operators of data transmission networks and other companies providing wireless services (including companies spun off from us in the reorganization transactions) could become indirect competitors if and to the extent those services become substitutes for fixed wireline telephony. We expect that future competition is likely to develop within a small number of operators, each of whom will gain an increasing market share.

     Increased competition has adversely affected our results of operations in long distance services. This has caused our revenues from international long distance to decrease by 37.1% in 2004 compared to 2003, and our revenues from domestic long distance to increase only 2.4% in 2004 compared to 2003. Contributing to this trend were changes in net settlement revenues, which comprise approximately 12% of international long distance revenues. Net settlement revenues have declined over the years due to increased competition among international carriers and private operators, which has led to a decrease in contractually negotiated average settlement rates. Our net settlement revenues will continue to decrease to the extent that our settlement rates for incoming international long distance traffic continue to decline due to competition. Furthermore, the launch of a new “multi-carrier system” in April 2002, which allows customers to choose their long distance carrier on a per-call basis, has also significantly intensified competition in both domestic and international long distance services. We believe that our revenues from these long distance services will continue to decline due to increased competition from the multi-carrier system and we cannot assure you that we will be successful in restoring our levels of incoming traffic or maintaining our market share in this market.

     We expect that competition will have a greater impact on our fixed local telephony business in the near future, in light of the new regulation in effect that has increased competition in the fixed local telephony market by introducing an “interoperability system” whereby other operators are permitted to access our fixed local network in order to provide service through prepaid phone cards. The interoperability system creates price competition and decreases our market share and customer base. In addition, we also expect increased competition from providers of prepaid mobile cellular telephone services, which have been popular in other countries. This may have an adverse effect on our telephone services market share as more customers switch to mobile only service.

     In light of the range of regulatory, political and economic uncertainties, it is difficult for us to predict how our market share in the relevant customer segments will be affected, how the prevailing prices for services will change, or what effects future competition may have on our operations. We cannot assure you that the recent regulatory changes will not increase competition further and, as a result, adversely affect our results of operations and market share.

Our State Contracts require us to make ongoing rate reductions which adversely affect our financial results.

     We provide telecommunications services in Perú pursuant to concessions granted by the Peruvian government through concessions contracts (the “State Contracts”). Under the terms of the State Contracts, we currently are and will continue to be subject to tariff regulation and oversight by the Organismo Supervisor de la Inversión Privada en Telecomunicaciones (“OSIPTEL”).

     Pursuant to the State Contracts, as of September 2001, a price cap system came into effect aimed at decreasing fixed local telephony and long distance rates. Under the price cap system, OSIPTEL sets maximum rates for local and long distance telephone services on the basis of a specified formula that takes into account, among other things, inflation and a “productivity factor”. The productivity factor is revised and published by OSIPTEL every three years. Under the price cap system, we are allowed to increase rates to account for inflation as determined by the Peruvian equivalent of the U.S. Consumer Price Index (“CPI”), but we must also decrease rates according to a productivity factor, which is a measure of the gains in productivity of our Company relative to the gains in productivity of the rest of the Peruvian economy. In July 2001, OSIPTEL set the value of the productivity factor at (6%) annually, equivalent to (1.535%) quarterly. In July 2004, OSIPTEL set the new value of the productivity factor for the period September 2004 to August 2007 at (10.07%) annually, or (2.619%) quarterly, the highest for comparable services worldwide for fixed local service, and (7.8%) annually, or (2.010%) quarterly, for domestic and international long distance services.

     We focus on increases in the amount of traffic over our network and in efficiency gains in our business to offset the rate decreases. However, our efforts to control operating costs, improve productivity and increase the volume of traffic over our network may not offset, in whole or in part, the decline in operating margins that may result from ongoing rate reductions. Future changes to the regulatory framework, which remains out of our control, may have a material adverse effect on our business, financial condition or results of operations.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of our minority shareholders.

     The Spanish telecommunications and media company, Telefónica, directly and through its wholly-owned subsidiaries Telefónica Internacional and Telefónica Perú Holding S.A.C., beneficially owns 98.2% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of our board of directors and, subject to the requirements of Peruvian laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefónica Internacional, as the operator under a management contract entered into between us and Telefónica Internacional in 1994. Affiliates of Telefónica are also involved in other joint and separate investments and operations in the Peruvian communications and media sector, some of which may involve or affect us. The interest of Telefónica as our controlling shareholder may conflict with the interests of our minority shareholders.

     Conflicts of interest between us, our directors or executive officers and Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the management contract, as well as in connection with other business activities. Telefónica, through affiliates, is also involved in other joint and separate investments in the communications and media sector in Perú, including the mobile cellular services following the effectiveness of the spin-off of our wireless services business and data transmission services in 2001. These business operations are controlled by Telefónica Móviles, S.A. and Telefónica Datacorp S.A., each of which is a controlled subsidiary of Telefónica, independent from us. We also have a business support agreement with Telefónica Gestión de Servicios Compartidos Perú S.A.C., which is also a controlled subsidiary of our parent company. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Telefónica Internacional’s actions. Telefónica or its affiliates may cause us to limit or forgo our pursuit of certain business opportunities so that other Telefónica affiliates may pursue them, and the pursuit of such opportunities by other affiliates may not be in our interest.

Our State Contracts may not be renewed if we do not comply with their terms as determined by the Peruvian government.

     Under the terms of our State Contracts, the Transport and Communications Ministry (the “Ministry”) may choose not to renew or extend our contracts if we have repeatedly not complied with their terms as determined by the Peruvian government. In December 2003, we petitioned the government for a five-year extension of our State Contracts from 2019 to 2024. On June 11, 2004, the Ministry received the OSIPTEL’s evaluation report, which stated that we had not complied with certain terms of the concessions contracts. Based on OSIPTEL’s report, the Ministry notified us of its intention not to renew our State Contracts. On June 25, 2004, we filed a petition challenging OSIPTEL’s report based on certain errors and the Ministry’s decision to deny Telefónica’s petition to extend the term of such contracts. To date, the Ministry has not issued its final ruling denying or conceding the renewal of the concession term from 2019 to 2024. If this extension is denied, we may again petition for additional five-year extensions in 2008 and 2013. We cannot assure you that our State Contracts will be renewed for an additional five-year period, thus they may expire in 2019.

Our State Contracts are revocable and may be modified under certain circumstances.

     Under the terms of the State Contracts, the Peruvian government may, if deemed to be in the public interest, unilaterally modify the terms of such contracts (i) as such terms relate to Perú’s international telecommunications policy and (ii) where necessary in order to comply with international laws, treaties or conventions. Any such unilateral modification must be carried out in accordance with certain administrative procedures providing for public comment on any proposed changes. However, we cannot assure you that the government will not seek to unilaterally modify the terms of the State Contracts. In addition, the Peruvian Congress, on November 19, 2001, sought to pass laws that would require us to charge fixed-line telephone calls on a per second basis rather than a per minute basis and, on April 25, 2002, sought to pass laws that would eradicate the fixed rate that we charge for our fixed local telephony service. The executive branch of Perú suspended the enactment of both laws on the basis that such laws unconstitutionally modified the terms of a government contract through impermissible legislative action. Subsequently, the Congress rejected both laws. As a result thereof, on March 2003, Telefónica introduced new tariffs, including a plan whereby billing is made on a per second basis, in lieu of a per minute basis, in order to provide its users with more alternatives.

     The State Contracts provide that repeated noncompliance with the terms of such contracts, including service requirements, maximum tariffs, interconnection requirements and international obligations, could result in one or more of the concessions being revoked or modified. In addition, we cannot assure you that we will not face challenges to the terms of our contracts from the Peruvian government in the future or that if we do face such challenges, the outcome will be favorable to us. Temporary or permanent revocation of any of our concessions will have a material adverse effect on our financial condition and results of operations. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

We depend on key personnel and our controlling shareholder.

     Our senior management and senior operating officers consist, in part, of individuals previously employed by Telefónica. We believe that our increased revenues and improved efficiency since the privatization are largely a result of the technical expertise and management skills of our personnel. We also believe that our future success in a competitive environment will depend in large part on our ability to attract and retain highly skilled and experienced personnel, and the inability to do so could have a material adverse effect on our Company.

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

     One such advance is the current available technology that permits telephone calls and internet access (which itself may be used to carry voice calls) via cable. We expect increased competition from providers of such services, especially as more people in Perú get access to computers and broadband. These developments could affect our results of operations, especially in our long distance telephone segment.

We employ a largely unionized labor force and could be subject to an organized labor action.

     As of December 31, 2004 approximately 1,975 of our employees were union members. We recently completed our collective bargaining negotiations with the three unions that represent our workforce and entered into agreements that will be in effect through November 30, 2006. However, we cannot assure you we will be able to renew these agreements in the future or that strikes or other types of conflict with the unions or unionized personnel may not result. If our contingency plans prove to be inadequate, our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect could be materially adversely affected, and we could face an immediate loss of revenue. Damage to our reputation could also result, with a potential longer-term negative effect on revenues. Our results of operations and financial condition could then be materially adversely affected.

Peruvian accounting standards differ from U.S. GAAP, which affects how we account for certain items.

     The financial statements presented in this Annual Report have been prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. In particular, due to the high inflation rates experienced in the past, between 1989 and 2004 all Peruvian companies were required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. As of 2005, such practice has been discontinued by the CNC. Thus, the presentation of Peruvian financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See note 35 to the Consolidated Annual Financial Statements included in this Annual Report for a description of the principal differences between Peruvian and U.S. GAAP as they relate to our Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Risk Factors Related to Perú

Perú’s economic conditions have an impact on our business, operations and the market price of our Class B shares.

     Substantially all of our operations, capital investments and customers are located in Perú. Our business, financial condition and results of operation have been, and will continue to be, affected by the economic environment in Perú. Although Peruvian GDP increased in 2004 by 4.8%, which represented the highest increase since 1998, the nation’s economy has historically experienced considerable fluctuations in growth, proving to be vulnerable to external factors, including but not limited to interest rates in global financial markets, changes in international prices of commodities, low growth affecting the United States and other trading partners, and changes in the credit ratings of Peruvian sovereign bonds. Perú’s economy is also affected by internal factors, including but not limited to general current economic, business or political events in Perú, the depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, the level of foreign direct and portfolio investment and natural occurrences such as El Niño, earthquakes and floods. In general, changes in Perú’s economic indicators such as per capita income, levels of private consumption, exchange rates, employment rates and inflation would indirectly affect our results of operations, as a downturn in the economy would adversely impact, among other things, the value of our Class B shares, our ability to access internal and external capital markets, the demand for our products and services, and our customers’ ability to make timely payments.

Adjustments to our tariffs to take into account increases in inflation may not be adequate enough to fully offset decreases in revenues caused by such inflation.

     The inflation rate in Perú, as measured by the CPI, was 3.5% in 2004. Low levels of inflation are likely to continue in 2005. We are authorized to adjust tariffs on fixed local and long distance telephone services based on increases in the CPI net of the productivity factors. However, even if our tariffs successfully keep up with inflation, we cannot assure you that such adjustments will adequately offset the real adverse impact that increased inflation would have on our revenues, business and demand for our products and services.

We are affected by changes in the political climate in Perú to the extent that such changes affect the nation’s economic and regulatory policies.

     Our results of operation and financial condition may be affected by changes in Perú’s political climate to the extent that such changes affect the nation’s economic policies or regulatory regime. Between 1968 and 1990, the Peruvian government played an interventionist role in the nation’s economy by expropriating private sector assets and imposing price controls, exchange rate controls, restrictions on local and foreign investment and international trade, and restrictions on the ability of companies to dismiss employees. Although the Peruvian government has not played an interventionist role since 1990, our business, financial condition and results of operations may be adversely affected in varying degrees by changes in government policies with respect to any of the factors previously mentioned.

Deterioration in economic and market conditions in Latin America and other emerging market countries adversely affects the Peruvian economy and our business.

     The market for securities issued by Peruvian companies is influenced by economic and market conditions in Perú and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events, such as the crises in Venezuela, Ecuador, Bolivia, Brazil and Argentina, have influenced investors’ perceptions of risk with regards to Perú. The negative investor reaction to developments in our neighboring countries adversely affects the market for securities issued by countries in the region, causes foreign investors to decrease the flow of capital into Latin America, and introduces uncertainty about plans for further integration of regional economies, all of which affects Perú.

Depreciation of the nuevo sol or unexpected changes in exchange controls could have an adverse effect on our financial condition.

     The Peruvian currency has historically experienced a significant number of depreciations, and as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. The nuevo sol depreciated against the U.S. dollar by 2.0% in 2002 and appreciated by 1.5% in 2003 and by 5.2% in 2004. As of December 31, 2004, we had S/.1,708 million in total debt, of which, taking into account hedging activities, 5.5% was denominated in U.S. dollars, 92.9% was denominated in nuevos soles and the remainder in other currencies. In 2004, although we received approximately 25% of our revenues in U.S. dollars, primarily from Multimedia (cable television), CableNet, ADSL services and business communications, the majority of our revenues were denominated in nuevos soles. However, most of the equipment and supplies we purchase are priced in currencies other than nuevos soles. Devaluation of the nuevo sol would thus cause our debt to become less expensive to service, considering that only 5.5% of our debt is denominated in U.S. dollars. Notwithstanding the foregoing, the technology and goods necessary to operate our business would become more expensive.

     In order to counteract this risk, we restructured our liabilities in terms of currency and maturity. We use derivative financial instruments to reduce to the extent possible our exposure to fluctuations in the exchange rate. See note 33 to the Consolidated Annual Financial Statements, Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 11: “Quantitative and Qualitative Disclosures About Market Risk”. Nevertheless, we cannot assure you that our risk management strategies will be successful in limiting our exposure to changes in interest rates and foreign currency exchange rates. The failure of such risk management strategies would have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on the Company

A.  History and Development of the Company

     Compañía Peruana de Teléfonos S.A. (“CPT”) was incorporated in 1920 as a provider of local telephone services in Lima. CPT was controlled by International Telephone & Telegraph until the Peruvian government nationalized the company in 1970, retaining 24% of its shares and issuing the remaining 76% to its subscribers. Entel Perú S.A. (“ENTEL”) was incorporated in 1969 as a state enterprise. ENTEL provided domestic and international long distance telephone service throughout Perú and local telephone service outside of Lima, whereas CPT was responsible for local telephone service in Lima.

     Privatization. In 1991, President Alberto Fujimori’s administration began a process of privatizing CPT and ENTEL. Pursuant to a competitive bidding process, in February 1994, Telefónica Internacional S.A. (through its interest in Telefónica Perú Holding S.A.C.) acquired a 35% interest in ENTEL and a 20% interest in CPT for U.S.$1.4 billion. In May 1994, Telefónica Internacional acquired an additional 15% interest in CPT for U.S.$612 million. Until 2001, Telefónica Internacional owned 90% of the capital stock of Telefónica Perú Holding S.A.C., while I.G.M. Teléfonos S.A. (an entity under the control of Graña y Montero S.A., a leading Peruvian construction firm) and Wiese Telefónica S.A. (an entity under common control with Banco Wiese Sudameris, a leading Peruvian bank) each owned 5%. In July 2001, Telefónica Internacional acquired the 10% interest held by Graña y Montero and Wiese for a total of €227.3 million, and as a result, currently owns 99.9% of the capital stock of Telefónica Perú Holding S.A.C. In connection with the privatization, Telefónica Perú Holding S.A.C. received the right to name a majority of the members of the boards of CPT and ENTEL. ENTEL was merged into CPT in December 1994, and the surviving entity changed its name to CPT—Telefónica del Perú S.A. Due to legislative changes, which now distinguish a publicly held corporation (S.A.A.) from a closely held corporation (S.A.C.), we are now known as Telefónica del Perú S.A.A. Telefónica Internacional is controlled by Telefónica, formerly Telefónica de España, S.A., which is currently the leading telephone operator in Spain and developed the nation’s telephone network. Through Telefónica Internacional, Telefónica is the leading operator of telecommunications networks in Latin America, in particular in Perú, Argentina, Chile and Brazil.

     Following the privatization, the Peruvian government retained a 28.6% interest in our Company. A large number of individual and institutional investors, both in Perú and abroad, and certain of our employees held the remainder of the shares. In July 1996, the government sold most of its remaining interest in our Company to individual and institutional investors in Perú, the United States and other countries, retaining a 2.0% interest. On July 2, 1996, our stock was listed and began trading on the NYSE. In July 1999, the Peruvian government sold its remaining 2.0% interest in a public offering registered with the Securities and Exchange Commision (the “SEC”) of American Depositary Shares (“ADSs”), representing the Class B shares on the NYSE. Pursuant to decisions adopted at the shareholders’ meetings in March 1997 and March 1998, we launched a program to repurchase up to 10% of our outstanding share capital through a series of transactions totaling approximately U.S.$523 million (including transaction and financial costs). The repurchase program ended March 1999. A capital reduction of 10% of the stock so acquired was approved at the March 1999 shareholders’ meeting. On January 8, 2004, pursuant to the decision adopted by the board of directors on December 17, 2003, Telefónica del Perú filed with the SEC and the NYSE its request to delist its ADSs from the NYSE. The SEC approved such request, which was effective on March 1, 2004.

     The address of our registered office is Avenida Arequipa 1155, Santa Beatriz, Lima, Perú. The phone number is (511) 265-7555.

Exchange Offers and Reorganization Transactions

     In May 2000, Telefónica launched public exchange offers to exchange shares and ADSs of Telefónica for shares and ADSs of its subsidiaries in Brazil, Perú and Argentina. The purpose of these exchange offers was to offer holders of equity securities of these subsidiaries an opportunity to participate in the benefits expected to be achieved by the Telefónica Group’s reorganization by holding equity interests in Telefónica, instead of its subsidiary operations. Upon the expiration of the Peruvian exchange offer, shareholders representing approximately 53.12% of our capital stock tendered their Class B shares and ADSs in exchange for Telefónica shares and ADSs. Consequently, in 2002, Telefónica became the beneficial owner of 424,095,420 of our Class B shares (including converted Class C shares), and 69,385,184 of our ADSs (each representing ten Class B shares).

     The acquisition of the shares of Telefónica del Perú through the exchange offer permitted Telefónica to reorganize its business along global business lines of fixed-line telephone services in the Americas, worldwide wireless communication services, worldwide corporate data transmissions and telephone directories in order to enhance its strategic and competitive position globally and in each of its business lines. In this context, our board of directors decided on November 22, 2000 to effect a reorganization of the businesses of its own subsidiaries (as described herein, the “reorganization transactions”). On December 26, 2000, at a shareholders’ meeting, our shareholders approved the reorganization transactions under which we spun off our assets and liabilities related to the data transmission and wireless communications businesses.

     Effective January 1, 2001, we transferred to Telefónica Móviles Perú Holding S.A.A., which is 98% owned by Telefónica Móviles S.A., a Spanish subsidiary of Telefónica, S.A., our ownership interest in Telefónica Móviles S.A.C. Effective January 1, 2001, we transferred to Telefónica Data Perú Holding S.A.A. (now known as Telefónica Empresas Perú S.A.A.), which is 97% owned by Telfónica Datacorp S.A., a Spanish subsidiary of Telefónica, our assets and liabilities relating to our data transmission business. As a result of the spin-offs, minority shareholders maintained in the spun-off entities and in the Company the same percentage equity interest they owned in the Company before the reorganization transactions, subject to adjustments for fractional shares and fractional ADSs.

     Since April 2001, as part of our reorganization transactions, Telefónica Gestión de Servicios Compartidos Perú S.A.C., a subsidiary of Telefónica, provides common services such as accounting systems, human resources, logistical services, insurance management, information systems, property management and security and protection services to all business lines of Telefónica within Perú and information systems to the Telefónica Group in the Americas. Our capital stock was reduced by the shareholders’ equity of the spun-off businesses and consequently, the shares of our capital stock were cancelled and new shares reflecting our reduced capital stock were issued. Effective January 1, 2001, the spun-off companies began to operate as separate companies, with independent legal existences and full capacity to own and dispose of their respective assets. Telefónica indirectly controls the spun-off entities, Telefónica Móviles Perú Holding S.A.A. and Telefónica Empresas Perú S.A.A., through Telefónica Móviles, S.A. and Telefónica Datacorp S.A. Unipersonal. Our relationships with the spun-off companies are limited to ordinary course commercial relationships of the kind that normally occurs between a major fixed-line network operator, a major wireless network operator and a major data transmission services provider. In addition, we maintain certain transitional contractual arrangements that will continue until the spun-off companies develop independent capabilities. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Capital Stock Changes

      On November 8, 2004, our shareholders approved an increase in our capital stock in the amount of S/.1,173,603,880 from S/.1,721,964,417 to S/.2,895,568,297 as a result of the capitalization of the amounts related to inflation accumulated as of December 31, 2002. At the same meeting, the shareholders approved a reduction in our capital stock by S/.743,112,776 from S/.2,895,568,297 to S/.2,152,455,521. Effective December 31, 2004, the amount of this capital reduction was distributed to shareholders on a pro rata basis at the rate of S/.0.435968977782321 per share, excluding shares held in treasury. These changes to our capital stock affected all of our shareholders on a pro rata basis by increasing, net, the nominal value of each share from S/.1.00 to S/.1.25. As of December 31, 2004, the nominal capital stock of the Company was S/.2,152,455,521, represented by 1,721,964,417 nominal shares with a par value of S/.1.25 each.

     On March 28, 2005, our shareholders approved a program to reduce our capital stock in an amount not to exceed S/.1,350 million to be carried out within the twelve-month period following the date of the meeting. Our shareholders delegated the implementation of this program to our board of directors. On May 25, 2005, the board authorized a reduction in our capital stock from S/.2,152,455,521.25 to S/.1,377,571,533.80, through a reduction of the nominal par value of its shares equivalent to S/.0.45 per share, or from S/.1.25 to S/.0.80. Furthermore, the board authorized the Company to maintain the same number of outstanding shares and that the amount of the capital reduction would be distributed on a pro rata basis to its shareholders in the amount of S./0.454608494004588 per share. These changes to our capital stock will become effective on July 26, 2005. At such date, we will pay our shareholders an aggregate amount of approximately S/.755 million.

B. Business Overview

     We are a telecommunications service provider, offering fixed local and domestic and international long distance telephone services throughout Perú, as well as a wide range of other telecommunications services, including public telephone, Internet and broadband services, company communications and cable television. As of December 31, 2004, we had 2,155,648 lines in service and a digitalization rate of 96.5% for local switching equipment. At December 31, 2004, with revenues of S/.3,459 million (U.S.$1,054 million) and operating income of S/.849 million (U.S.$259 million) in 2004, we were the largest telecommunications company in Perú with a market share of approximately 53%.

     Our domestic telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long distance equipment. The following table sets forth both the pattern of increased demand for domestic telephone service and the growth of our infrastructure to meet that demand.

	Year Ended December 31,

	2002	2003	2004

Lines installed:
Lima metropolitan area(1)	1,265,908	1,329,228	1,414,290
Rest of Perú	763,005	816,117	892,957
Total lines installed	2,028,913	2,145,345	2,307,247
Percentage growth (%)(2)	0.5	5.7	7.5
Lines in service:
Lima metropolitan area	1,153,528	1,231,144	1,327,274
Rest of Perú	661,611	737,735	828,374
Total lines in service(3)	1,815,139	1,968,879	2,155,648
Percentage growth (%)(2)	5.4	8.5	9.5
Lines in service per 100 inhabitants	6.8	7.2	7.8
Local traffic (thousands of minutes)(2)(4)	9,295,757	8,689,643	8,155,705
Percentage increase (decrease) (%)(2)	(8.4)	(6.5)	(6.1)
Local domestic long distance traffic (thousands of minutes)(5)	444,124	321,790	314,047
Percentage decrease (%)	(11.2)	(27.5)	(2.4)
Applications pending	42,659	62,089	109,186
New applications received(6)	243,582	331,707	445,213
Time between application and line installations (days)(7)	10	5	5
Digitalization rate Percentage (%)(8)	96.1	96.3	96.5

(1)	Includes Lima and its surrounding area, including Callao.

(2)	For the twelve-month period.

(3)	Includes public telephones totaling 106,806 at December 31, 2002, 115,146 at December 31, 2003, and 128,889 at December 31, 2004, and excludes cellular public telephones totaling 474 at December 31, 2002, 468 at December 31, 2003, and 464 at December 31, 2004.

(4)	Includes calls through our analog exchanges, which are measured in minutes. Approximately 1.08% of all local calls are transmitted through analog exchanges.

(5)	As of 2004, Premium Plans are taken into account.

(6)	Excluding cancellations.

(7)	Indicator established by the regulator in the concession contracts, which requires that a stated percentage of requests for line installation be responded to within stated periods beginning in 1998 in Lima and the provinces. In 2002, we were required to respond to at least 97% of requests for the installation within 10 days; in 2003, to 98% within 5 days; and in 2004, to 98% within 5 days. We met this standard in all three years. See “— Regulatory Matters”.

(8)  Local switching equipment only.

     Though our installed network grew at a relatively rapid pace in the years following the privatization, since we met the growth targets established in the State Contracts, our growth rate decreased due to adverse economic conditions from 1999 to 2001; however, from 2002 to 2004, our installed network has grown by a compound rate of 4.4% . During the years following the privatization, basic telephone services continued to develop both in terms of the number of installations and available services. New investments in technology have reduced the average waiting time for the installation of a new line, allowing us to meet regulatory goals.

     At December 31, 2004, there were 2,155,648 lines in service, representing an increase of 9.5% compared to December 31, 2003. Our lines in service are concentrated in large urban areas, particularly in the Lima metropolitan area, where 61.3% of our lines are installed and where telephone service penetration, at 16 lines per 100 inhabitants in 2004, is considerably higher than in Perú as a whole. In recent years, we have made significant investments to meet subscriber demand for lines and to modernize our network. As a result, the rate of telephone line penetration in Perú increased from 3.4 lines per 100 inhabitants in 1994 to 7.8 lines per 100 inhabitants in 2004. This increase was due to a more efficient and less bureaucratic administration and a company mission to offer telecommunications services to the largest number of people possible. However, telephone penetration rates in Perú still remain lower than rates prevailing in most other Latin American countries.

     The services we provide and the rates we may charge are subject to regulation by the Communications and Transport Ministry and OSIPTEL. Regulatory and recent legal challenges concerning OSIPTEL and the tariffs that we may charge are areas of concern for us. See “—Regulatory Matters” and see Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our State Contracts require us to make ongoing tariff reductions which adversely affects our financial results”. Despite such challenges, however, our revenues in 2004 increased in the areas of cable television (0.9%), business communications (30.8%) and other revenues (10.9%) .

Business Strategy

     We are focused on one objective – to improve customer satisfaction. Our company is dedicated to fulfilling this objective and, to that end, we are actively working to enhance service efficiency; create products and services that satisfy the specific needs of our clients; and improve both service quality and customer service.

     In 2004, we launched, as part of a wider initiative of the Telefónica Group, a program called “Compromiso Cliente”, which is based on three principles: client satisfaction, employee satisfaction and corporate identity. We conducted surveys that demonstrated that client and employee satisfaction as well as corporate identity increased with respect to 2003 from 53% to 60%, from 55% to 62% and from 21% to 27%, respectively.

     In domestic telephone services, we have focused our efforts principally on the sale of prepaid and limited consumption lines. We believe that the introduction of Líneas Cerradas, a product that allows our lower income customers to have greater access to telephone services, largely explains the 36% increase in line sales in 2004 compared to 2003. During 2004, we sold 404,552 new lines. Furthermore, our limited consumption lines have reduced the risk of uncollectible accounts. As of December 31, 2004, our limited consumption and prepaid lines represented 57% (1,156,752 lines) of our total lines in service, a 34% increase from 2003. In addition, we have adopted measures to reduce operating expenses and implemented more conservative investment policies.

     Our capital expenditure program is focused on achieving profitable growth in all of our business lines and upgrading our telecommunications networks to maintain high quality customer service. During 2004, we incurred S/.485 million in capital expenditures, which represented a 10% increase from 2003. We believe that the use of new technologies and the increase of internal efficiency have enabled us to grow our traditional businesses (local telephony, public telephony and cable TV) with lower capital expenditures. We are committed to the development of an “information society” in Perú. Accordingly, we have allocated S/.132 million to improve Internet access, mainly broadband. This item accounts for 27% of the capital expenditures made during 2004, a 34% increase compared to 2003. We expect to increase our investments in such services in the long-term.

     In addition, as part of our effort to improve our competitiveness, we have continued to invest resources into personnel training and development and have implemented employee incentive programs to improve efficiency. Training and development represents one of the essential elements to achieve our objective: customer satisfaction.

Categories of Revenue

     The following table sets forth our operating revenues from continuing operations and the percentage of revenues for the periods indicated for each of the categories shown.

	Year Ended December 31,

	2002		2003		2004

	(thousands of constant nuevos soles, except percentages)
Fixed local telephone services (1)	1,709,482	46%	1,607,148	44%	1,485,202	43%
International long distance	190,718	5	173,801	5	109,367	3
Domestic long distance	267,383	7	204,062	6	209,042	6
Public and rural telephone service	798,038	22	736,650	20	677,378	20
Interconnection with other
operators	94,965	2	160,435	5	150,603	4
Business communications (2)	213,504	6	238,253	7	311,699	9
Cable television (3)	314,906	9	335,683	9	338,582	10
Others	110,014	3	160,008	4	177,422	5

Total	3,699,010	100%	3,616,040	100%	3,459,295	100%

(1)	Includes dial-up Internet traffic revenues.

(2)	Includes Speedy Plus and traditional Speedy services.

(3)	Includes CableNet revenues.

     For the purpose of facilitating the comparison of business revenues with prior years, the revenues from dial-up internet traffic have been excluded from the fixed local telephone revenues, the revenues from Speedy Plus and traditional Speedy have been excluded from the business communications revenues, and the revenues from CableNet have been excluded from the cable television revenues. We discuss the revenues from these services under the Internet and Broadband section below.

Fixed Local Telephone Services

     Revenues from fixed local telephone services as a percentage of total operating revenues decreased to 42.9% in 2004 compared to 44.4% in 2003. Revenues from local telephony, excluding Dial-Up service revenues, were S/1.439 billion, 6.7% less than in 2003. Our revenues from local telephone services consist of measured service charges, monthly service charges, installation fees for new lines and other charges for maintenance and value-added services such as call transferring, three-party conferencing, direct lines, quick dialing and caller identification.

     We have the right to provide fixed local telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. Pursuant to the State Contracts, OSIPTEL approves rates and fees adjusted by the CPI for each quarter under a price cap system. Until December 31, 1998, rates for monthly services and installation services were higher for commercial than for residential users, but the State Contracts mandated the elimination of this distinction beginning January 1, 1999. See “—Regulatory Matters”. Also in 1998, in light of Perú’s economic environment, we adopted business strategies to minimize our exposure to customer credit risk by shifting our focus to products and services such as limited-use lines and prepaid calling cards. The service plant of the fixed local telephone services increased 9.4% in 2003 and reached 2,025,534 lines by the end of 2004 with a visible concentration in lines with consumption limit and prepaid lines (57% of the total number of lines). The level of growth recorded in 2004 has been the highest since Telefónica arrived in Perú in 1994; we recorded a historical record level of 404,552 new line sales. We also began offering various types of service plans for customers to choose from based on their financial resources and needs. See “—Service Plans and Rates”. We also adopted stricter delinquency strategies and other measures to improve collection of overdue accounts. See “—Our Customer Base”.

International Long Distance Services

     Our international long distance services consist of incoming and outgoing international telephone traffic and switched transit traffic throughout Perú. Revenues from international long distance services as a percentage of our total operating revenues was 3.2% in 2004 and 4.8% in 2003. The amount of revenues from international long distance services depends on the volume of traffic, our rates charged to our customers for outgoing calls and the settlement rates agreed to with other international telecommunications operators for incoming calls originating outside Perú and carried through the Company’s network.

     Under the State Contracts, we have the right to provide international long distance telephone services on a non-exclusive basis until June 27, 2019. We have entered into interconnection agreements with other domestic and international telecommunications operators to carry each other’s calls. See “—Categories of Revenue—Interconnection Agreements”. Revenues from international long distance telephone services are primarily derived from payments under settlement agreements between us and various foreign telecommunications operators or private carriers. The agreements govern the rates we pay to foreign carriers for the use of their facilities to connect international calls billed in Perú, and the rates foreign carriers pay us for the use of our facilities to connect international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier, and such rates vary according to the operator, the volume of traffic, in addition to other factors. Settlements among carriers are usually made on a net basis. Our settlement agreements with most foreign carriers generally provide for monthly billings and quarterly settlement payments. We have had a settlement agreement with AT&T since 1969 and have also entered into settlement agreements on similar terms with MCI WorldCom, U.S. Sprint, Kokusai Denshin Denwa (KDDI), Japan Telecom Co. Ltd., Deutsche Telekom AG, Teleglobe Canada Inc., France Telecom, SwissCom Ltd., Korea Telecom, CTC Mundo, Entel Chile, Telefónica de Argentina, Telecom Argentina, Teléfonos de México S.A., ANTEL, Embratel, Telesp, Telecom Italia S.p.A., Cable and Wireless and Concert Global Network Services Ltd. (British Telecom) and Telefónica. From time to time, we may conduct settlements with foreign carriers without formal agreements in force when the prior contract has expired and a new one is in the process of being negotiated. In 2004, we did not experience any material payment delays or stoppages with respect to settlements from foreign carriers.

     There is currently a favorable imbalance between total outgoing international calls and total incoming international calls, as the amount of incoming traffic is significantly greater than the amount of outgoing traffic. As a result, the payments that we receive from other international operators are significantly higher than the payments that we make to such operators. In this context, certain international operators have been seeking reductions in settlement rates that will adversely impact our international long distance revenues. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Further decline in average settlement rates due to competition will adversely affect our international long distance revenues”.

     As of December 31, 2004, 15 companies, including AT&T Perú (now Telmex Perú), TIM Perú, Nextel Perú and Americatel, obtained concessions from the Peruvian government to also provide long distance services in Perú. We also face indirect competition in international long distance telephone services from a number of overseas sources, including calling cards and the illegal rerouting of calls by other international operators. In 2002, competition increased remarkably with the entrance of Americatel and IDT into the international long distance market. See “—Competition”. The majority of the new participants were focused on gaining market share for incoming traffic through price-based competition with aggressive offers. As a result, we reduced our rates for long distance international calls, which led to a decrease in revenues in this segment. This decrease, however, was partially offset by an increase in the volume of international long distance calls. We anticipate that this trend will continue and expect that our investments in the digitalization of international routes will lower costs per circuit and offset part of the projected reduction in international long distance rates and revenues.

     By December 31, 2001, we began to provide subscribers with direct dialing capability to all of the countries to which telephone service from Perú was available. This traffic is controlled by two network management centers for both domestic and international service, resulting in a high level of call completion. In 2004, we opened a direct international route with business telecommunications services from the United States.

     In 2004, we accomplished the following: (1) improved the capacity of our international circuits by 7% compared to the prior year; and (2) continued to digitalize our network with the goal of being 100% digital. These measures have enabled us to improve the quality and capacity of communications transmissions and to exceed our call completion targets. During 2004, we faced increased competition in long-distance, which was offset by the increase in market size due to the increased use of prepaid calling cards. However, we continued to be the market leader. This was achieved through mass advertisement and promotions (i.e., “Habla lo que quieras”) and through the expansion of our distribution and coverage network.

     Customers who wish to make international long distance calls can use the same prepaid calling cards and services as those used for domestic long distance services. See “—Categories of Revenues—Domestic Long Distance” and “—Service Plans and Rates”.

Domestic Long Distance Services

     Revenues from domestic long distance services as a percentage of total operating revenues remained at 6% in 2004. Our revenues from domestic long distance services depend on the volume of traffic and the level of our rates charged to customers through our bills or prepaid cards.

     We have the right to provide domestic long distance telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts. OSIPTEL approves the rates adjusted by the CPI each quarter under a price cap system. See “—Regulatory Matters”. The liberalization of the telephony market in 1994 reduced the number of local calling areas in Perú from 299 to 24, corresponding to the number of political departments (which are equivalent to provinces) in the country. Now, calls made from anywhere within a political department are no longer billed as domestic long distance calls but as local calls. Since September 1998, domestic long distance rates are not determined by distance but by two classifications: daytime (peak hours) or night (off peak hours).

     A component of our domestic long distance revenue also stems from prepaid phone card sales. See Item 5: “Operating and Financial Review and Prospects—A. Results of Operations”. Customers using a prepaid service such as Fonofácil Plus, Line 100, or even a classic one, can make domestic and long distance calls using prepaid telephone calling cards based on the Tarjeta 147 and Chip Super Plus 147 technology. Customers can also make domestic and long distance calls using the Hola Perú calling card. Distribution channels were augmented by increasing the coverage in sales points in the main cities of the country, thus boosting sales by 22.1% compared to 2003 with sales reaching S/.90.0 million (tax included) by December 31, 2004. Our market share based on traffic volume for calling cards at December 31, 2004 was approximately 74.6% . See “—Telephone Service Plan and Rates—Calling Cards”.

Public and Rural Telephone Services

     Public and rural telephone services primarily consist of our operation of telephone booths and pay telephones, as well as the sale of telephone cards and advertising on booths and on telephone cards. We have the right to provide public telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts.

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

     During 2004 our public telephone lines in service increased 11.9% compared to 2003. The total number of public telephones in service reached 129,353 lines in 2004. The table below sets forth selected data for our public and rural telephone services business for the periods indicated:

	At December 31,

	2002	2003	2004

Total public telephones(1)	107,280	115,614	129,353
% growth (total)	12.2	7.8	11.9
Penetration(2)	4.0	4.2	4.5

(1)	Includes cellular public telephones and rural telephones. As of December 31, 2004, we had 464 cellular public phones within our public telephone network.

(2)	Public telephones installed per 1,000 inhabitants.

     The current charges are set at S/.0.50 for every two minutes during peak times and S/0.50 for every three minutes during off-peak times (11:00 p.m. to 7:00 a.m.). A flat rate of S/1.00 per minute applies to all domestic long distance calls.

     Revenues from public and rural telephone services decreased by 8% in 2004 compared to 2003 and the public telephone plant exceeded 129 thousand lines, or 11.9% more than in 2003. Density increased to 4.5 public telephones per one thousand inhabitants. This decrease in revenues is a consequence of the lower revenues of national long distance which was caused by the increasing migration from coin-operated phones to prepaid cards and by the expansion of fixed telephony. The operating revenues from public and rural telephone services as a percentage of total operating revenues remained unchanged at 20% from 2003. During 2004, several external factors appeared to affect the results of the public and rural telephony business: the increasing number of Internet cabins, and the substitution originated by the increased penetration of mobile telephony to segments of the objective market of public telephony. An increase in fraud and vandalism also decreased the number of in-service telephones in the interior of the country.

     In light of these new circumstances, the company focused on expanding into low density areas of fixed telephones, as well as on the profitability of the existing units. Loyalty programs targeted to major customers were introduced, as well as long distance campaigns focused on certain areas and segments. In addition, plans to substitute obsolete equipment and avoid the usage of false coins were introduced. In the interior of the country, we expanded our plant, focusing our energies on the 29 locations with the most traffic and which have available infrastructure and technology. Furthermore, we rolled out the technological migration plan to the VSAT system which involved 302 locations with 498 telephones.

Interconnection Agreements

     In order to permit other telecommunications operators to carry calls originating with their customers over our network, and to permit our customers’ calls to be carried over their networks, we have active interconnection relations (contractual or mandatory) with 19 different operators. Interconnection services are freely negotiated between the parties and the charges are setup-based on the maximum rates set by OSIPTEL. However, OSIPTEL regulates the maximum rate that we are permitted to charge. See “—Regulatory Matters—Interconnection Charges”.

     As part of a general trend of the telecommunications market becoming more competitive, interconnection rates have been steadily decreasing. On April 1, 2003, the interconnection charge was set at U.S.$.01208 per minute, priced by the second, based on the Long Run Incremental Cost (LRIC) model provided by us and approved by OSIPTEL. As of the date hereof, this remains the applicable charge. The challenge in 2004 was to continue the growth of the telecommunications market using interconnection between networks as a tool and foster healthy competition with all operators. Among the main results of the period, the following are worth highlighting: the 23% growth of the total interconnection traffic and the 14% growth in the total number of leased connections. During the year, seven new interconnection agreements were signed, the pre-selection, interoperability and prepaid service was implemented for five new operators and new services were developed for four operators.

     In 2004, the default level of long distance operators interconnected with Telefónica del Perú S.A.A. decreased, mainly because of Resolution No. 113-2003-CD/OSIPTEL published by OSIPTEL in December 2003, whereby the operators in the interconnection services markets were required to guarantee their payment obligations. This enabled us to reduce our delinquency rate, reversing the tendency of 2003, when operators registered substantial delinquencies. The development of new networks by some operators resulted in competition in several interconnection services, which contributed to the generation of more alternatives on the market.

     As of February 28, 2005, we had active interconnection relations with the following operators for the services specified:

  Nextel del Perú S.A., digital trunking service;

  Gilat to Home S.A. (formerly Global Village Telecom N.V) domestic and international long distance, local, rural and public telephony;

  Telmex Perú (formerly AT&T Perú), local, domestic and international long distance;

  Comunicaciones Móviles del Perú S.A (formerly Bellsouth del Perú S.A.), cellular service in Lima, Callao and provinces, local, domestic and international long distance;

  Perusat S.A., domestic and international long distance;

  Americatel (formerly Orbitel S.A.), local, domestic and international long distance;

  Convergia (formerly Telsouth S.A.), domestic and international long distance;

  TIM Perú S.A., mobile PCS, domestic and international long distance;

  Impsat S.A., local, domestic and international long distance;

  Digital Way S.A., domestic and international long distance;

  Telefónica Móviles S.A.C., mobile;

  Te.Sa.M Perú S.A., satellite mobile;

  Rural Telecom S.A.C., local, rural and public telephony;

  L.A.&C. Sistemas S.A.C., domestic and international long distance;

  Infoductos Telecommunicaciones S.A. (formerly Red Cientifica Peruana), domestic and international long distance;

  IDT Perú SRL., domestic and international long distance;

  Sitel, S.A., domestic and international long distance;

  Lat Perú S.A.C., domestic and international long distance service; and

  LD Telecom, domestic and international long distance.
Business Communications

     We provide business communications and related services in Perú for medium and small businesses offering a variety of business-related services. Effective January 1, 2001, we spun off our data transmission business (excepting Digired and Infovia services) for large, medium and small businesses, which is now conducted directly by Telefónica Empresas Perú S.A.A. (previously Telefónica Data Perú S.A.A.), a subsidiary of Telefónica. As of May 2003, Telefónica Empresas Perú S.A.A. is responsible for the commercial and technical management of the main clients for the whole business segment of Telefónica del Perú. The objective has been, besides working jointly in the development of new products and services, to address the clients’ communication needs, to use the synergies of the Telefónica Group and to reduce overhead and management expenses associated with these clients.

      The lines of business communications services offered include:

  Digired (a data transmission service using switched digital circuits);

  Infovía, Infovía Plus, Infovía Com and Speedy Wan;

  ISDN services;

  Intelligent network;

  Telephone equipments (PBAX);

  Videoconferencing; and

  Global solutions.

     Our business communications services are supported by a central service system that provides maintenance and technical support on a 24-hour basis.

     In mid-1996, we began offering Internet access and other on-line information services, such as database access and electronic mail, through third parties under Infovía. In 2001, we began to offer Infovía Plus service, providing direct access to the Internet through commuted lines (analog telephone lines and ISDN). Today, Meganet, Internan and the Unired services are part of the catalogue of products and services of Telefónica Empresas Perú S.A.A.

     Since December 1997, the switching and signaling systems installed throughout the country have allowed us to offer ISDN services domestically and internationally, allowing data transmission, video conferencing and fax transmission of increased speed and quality, as well as the development of applications in tele-education and other areas. We completed an intelligent network in 1997, which is a service delivery system which provides, among other services, call-forwarding, toll-free telephone numbers and private party lines. The intelligent network functions like a conventional private network while transmitting over our wireline network.

     The commercial service window for all business clients was consolidated under the reorganization of the Company carried out in 2004. This enabled us to obtain better knowledge of our clients and anticipate their needs through improvement of service procedures and communication channels. The result thereof was the launch of different products, services and campaigns, such as minute packages, discounts for invoicing of volume voice services, and “Intelbras” switchboards, among others.

Cable Television

     We currently provide cable television through a wholly-owned subsidiary, Telefónica Multimedia S.A.C., under the trade name “Cable Mágico”. Telefónica Multimedia holds 20-year concessions granted for the Lima metropolitan area which began in 1993 and for certain other parts of the country which began in 1996. Under these concessions, Telefónica Multimedia provides cable TV service in the Lima metropolitan area and seven cities in the rest of the country.

     Telefónica Multimedia revenues as a percentage of our total operating revenues were 9.8% in 2004 and 9.3% in 2003. As described above, we excluded the revenues of CableNet, which we discuss under Broadband and Internet below, from this segment for the purpose of facilitating the comparison of business revenues with prior years. Therefore, the revenues from cable television and advertising without taking into account CableNet reached S/.311 million in 2004, 0.2% less than 2003. Revenues of our cable business are invoiced in dollars. The lower revenues in nuevos soles during 2004 was a result of the appreciation against the dollar.

     The primary source of revenue to Telefónica Multimedia comes from cable television, which contributed 83.3% of Telefónica Multimedia’s total revenues in 2004. The remainder of revenues comes from advertising and CableNet. As of December 31, 2004, Telefónica Multimedia had more than 389,000 cable television subscribers, compared to 363,000 at December 31, 2003. Lima subscribers represented 84.5% of the total, while the remaining 15.5% were located in seven cities (Arequipa, Cusco, Chiclayo, Trujillo, Huancayo, Chimbote and Piura) in the interior of the country. Telefónica Multimedia offers its customers three types of cable television service: a standard channel package for approximately U.S.$18 per month, which includes 36 channels; an intermediate package for approximately U.S.$25 per month, which includes 50 channels; and a premium package for approximately U.S.$35.30 per month, which includes 81 channels. In addition, Telefónica Multimedia offers a number of premium channels for approximately U.S.$5 to U.S.$25 per month per package. In 2004, the channels such as RetroChannel, Cosmopolitan, Europa Europa, Clase, Eurochannel, TCM (Classic Hollywood) and channels for children, like Jetix and Disney, were added, thus increasing the international entertainment programming quality. Advertising revenues comprised 8.5% of Telefónica Multimedia’s total operating revenues in 2004. Telefónica Multimedia’s cable magazine, Cable Programming, is currently the magazine with the largest circulation in Perú and reaches a relatively affluent segment of the population. CableNet revenues represented approximately 8.2% of Telefónica Multimedia’s total operating revenues in 2004.

     Telefónica Multimedia’s cable network consists of a hybrid fiber coaxial network. The cable network has relatively short distances between transmission nodes, thereby enabling it to achieve minimal signal loss and consistent quality. Most of the cable network’s bandwidth is used to deliver television service, and the remaining capacity is used to deliver two-way services such as Internet access via cable modems, video on demand, home banking and other such services. Telefónica Multimedia’s installed network reached approximately 598,488 households as of December 31, 2004.

     On March 26, 2004, the shareholders approved the spin-off of certain assets and liabilities of the Company. As a result thereof, on August 2004, the Company transferred S/.205,994,000 of assets and S/.51,204,000 of liabilities related to its cable television business line to its subsidiary Telefónica Multimedia, S.A.C. Such spin-off will have no impact on the consolidated financial statements of the Company and subsidiaries.

Broadband and Internet

     Total revenues from broadband and Internet business equaled S/.295.5 million in 2004, a 50.5% increase compared to 2003. These revenues were included in revenues for Fixed Telephone, Business Communications and Cable Television. See Item 4B. “Categories of Revenues”. The number of customers using Speedy or CableNet increased 126.5% in 2004 compared to the previous year.

     In 2005, our management has focused on significantly expanding Internet access, disseminating its benefits and making it available to more families. Speedy and CableNet lines increased from approximately 91,000 in 2003 to 205,000 in 2004. High performance services were also offered in 2004, through the establishment of strategic alliances with major companies, for the deployment of wireless access to the Internet through the Wi-Fi technology installed in an executive and educational network. Furthermore, access to the Internet market was expanded to other value-added service suppliers, such as Terra and RCP.

     The access speed of all “Speedy” users was also increased free of charge, so that customers may have access to new and better applications such as video, audio, interactive games and video chat. Moreover, a new range of “Speedy Business” was offered to the business sector, as well as a new and more economic product, “Speedy 100”, which was added to already existing accounts. The new services contributed significantly to the increased number of users. In 2004, clients also benefited from promotional campaigns such as “Mes Gratis” (Free Month) and “Packs de Conexión” (Connection Packs), which boosted the market and facilitated the migration of narrow band clients to conventional “Speedy”. Narrow band campaigns were targeted to the use of flat rate services, the most representative of which were the extended time flat rate and the reduction of the “147 Card” rate with Internet access.

Other Investments

     We improved the quality of our international services by installing terrestrial fiber optic networks and investing in submarine fiber optic cable consortiums. During 2004, we bought (1+1/3) capacity from STM-1 in the underwater cable SAm-1 for the ATM network which connects the main cities in South America to the United States. The transmission means for ADSL and Internet service (32 STM-1) are leased on the submarine cable SAm 1.

     Until January 2005, we participated in Intelsat Global Service Corporation (“Intelsat Ltd”), a global satellite consortium with a 0.93% participation (representing an investment of approximately S/.95 million) which provides voice, data and video connectivity solutions to businesses and governments. As a result of the sale of our participation in Intelsat Ltd, we currently lease from it the transponder capacity used for voice and data domestic and international services.

     In 2004, we entered into a leasing agreement for transponder capacity with Hispasat, for our rural service. In January 1995, we signed a satellite capacity leasing contract with the Mexican satellite consortium Satmex (previously Solidaridad) in order to provide, on a point-to-point basis, voice, data, television and video-conferencing. In March 1996, we entered into an agreement with Panamsat, an American satellite consortium, in order to provide international and domestic businesses with point-to-point services. In August 1997, we signed the incorporation agreement of the Simón Bolívar Andean Satellite System, which allows for satellite communications among the various countries in the Andean region.

     In November 1998, we became a member and shareholder of New Skies Satellites, which is incorporated in The Netherlands. In November 2004, we sold for U.S.$7,843,000 its shares held in said company, which represented

0.76% of its capital stock. It provides satellite services for Direct Home Television (television signals transmitted directly to residential clients) and video, data, voice and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and governments around the world. In 2002, we changed our method of participation in the maritime segment from an investment to a leasing expense based on the capacity used.

     In December 2003, we sold our stake in Inmarsat to Grapeclose Limited — an incorporated firm formed at the direction of private equity funds advised by Permira and Apax Partners — for U.S.$1.4 million (U.S.$15 per share).

Discontinued Operations

Telephone Directory Advertising

     Revenues from telephone directories represented approximately 2.5% of our total operating revenue in 2001. Effective February 8, 2002, in line with Telefónica’s worldwide business reorganization, we sold our interest in Telefónica Publicidad e Información Perú S.A.C. to Telefónica Publicidad e Información, S.A., a subsidiary of Telefónica focused on the telephone directory business, for U.S.$31.2 million.

Telephone Service Plans and Rates

New Service Plans

     In March 2003, as a result of negotiations with OSIPTEL, we released a new set of service plans for fixed local telephony. The new plans allow customers to choose the one that best fits their consumer profile based on factors such as their ability to pay and their calling habits. These new service plans are available for new and old customers of classic line and limited-use line services. The tariffs and features approved for these new service plans are as shown in the table below in nuevos soles (without value-added tax or VAT) as of June 2005, as stated in the State Contracts.

			Fixed local service additional minutes

New Tariffs Plans since 2003 (per-minute billing)(1)	Monthly fees approved in June 2005(S/.)	Fixed local service traffic bundled in the rate	Peak Hour rate (S/. per billing unit)		Off-peak Hour rate (S/. per billing unit)

Plan 1	33.81	60 min.	0.119		0.059
Plan 2(5)	55.00	270 min.	0.108		0.054
Plan 3(5)	63.47	365 min.	0.098		0.049
Plan 4(5)	71.95	470 min.	0.090		0.045
Plan 5	80.42	580 min.	0.078		0.036
Plan 6	46.53	Peak: 30 min. /	0.078		0.036
		Off-peak: 60 min.
Línea Premium	101.61	Peak: 60 min. /	0.078		N.A.
		Off-peak:
		unlimited
Fonovox(3)	2.52	N.A.	N.A.		N.A.
Fónofacil Plus	33.81	75 min.	0.118	(2)	0.061	(2)
New Tariffs Plans (per-second billing)(4)
Plan al Segundo(4)	33.81	3600 sec.	0.00197		0.00099
Línea Social	21.01	1800 sec.	0.00197	(2)	0.00102	(2)
Línea Control Económica	47.90	230 min.	0.118	(2)	0.061	(2)
Línea Control Súper Económica	41.52	120 min.	0.118	(2)	0.061	(2)

N.A.: Not applicable
(1)	Plans that use minutes as a unit of measure to price and bill calls.

(2)	Additional fixed local traffic with Tarjeta 147 Card.

(3)	On an annual prepaid basis. Fonovox is a product that gives users their own telephone number by which they can receive voice messages without limit. They also have one daily free call to retrieve voice messages.

(4)	Plans that use seconds as the unit of measure to price and bill calls.

(5)	Pursuant to a recommendation made by OSIPTEL, since September 2003, we no longer offer Plans 2, 3 and 4 to our customers. Nevertheless, we still have some customers subscribed to these plans who had signed up prior to September 2003.

     Plans 1 through 6, Línea Premium and Plan al Segundo are service plans for classic lines, with no restrictions on use. Línea Premium includes unlimited voice and Internet calls within our fixed local network from Monday through Friday from 8:00 p.m. to 8:00 a.m., and Saturdays, Sundays and holidays all day. Service plans for limited-use lines are Línea Social, Fónofacil Plus, Línea Control Económica and Línea Control Súper Económica.

     As of February 28, 2005, 1,136,240 customers have either switched to or newly subscribed to one of these service plans.

Classic Lines

     A classic line is the conventional service modality that gives customers access to telephony services without restrictions. Prior to 1998, classic lines were the only type of line available.

     The rate for a classic line includes a monthly service charge to our customers, and includes 60 local minutes. Additional minutes are charged at a rate that varies according to the time of day. Under the current rate structure, local calls during peak hours are generally 40% more expensive than local calls during off-peak hours. In 2001, we decreased the peak period by three hours, changing the peak period from between 7:00 a.m. and 10:59 p.m. to between 7:00 a.m. and 7:59 p.m. In 2002, we decreased the peak period again to between 8:01 a.m. and 7:59 p.m. Monday to Friday and between 8:01 a.m. and 3:59 p.m. on Saturday.

Prepaid and Limited-Use Service Plans

     Since the introduction of a three-year prepaid service in 1998, Teléfonos Populares, aimed at satisfying the telecommunications needs of low-income families, fixed prepaid telephone packages have represented a growing portion of total lines sold. In May 1999, we introduced limited-use lines, which allow local calls to be made for a fixed payment. A flat monthly fee of approximately U.S.$20 entitles the customer to a package that includes 150 minutes of free local calls during peak hours (7:00 a.m. to 7:59 p.m.) and 300 minutes during off-peak hours (8:00 p.m. to 6:59 a.m., Monday to Saturday, and all day on Sunday and national holidays). Customers who want to make long distance, cellular or additional local calls can use prepaid phone cards similar to those used at public telephones. Fixed-to-fixed local calls with prepaid cards from limited-consumption lines have lower tariffs than the same calls made from public telephones with prepaid cards.

     In September 2000, we launched Fonofácil, a prepaid line for S/.35 a month (currently S/.30 including VAT). This permitted the customer to receive calls and make calls using Tarjeta 147. Customers wishing to make long distance calls or more local calls can use most prepaid phone cards of the type used in public telephones. This service grants customers greater control over telephone costs while allowing us to reduce uncollectible risk and unused capacity. The percentage of subscribers disconnected from the network due to non payment decreased to 6.4% of total subscribers in 2003 from 8.9% in 2002 due to our strict delinquent payment policies.

     In March 2001, Teléfonos Súper Popular service began with four different options. Each option includes a telephone line, home installation, handset, maintenance, monthly service charges and Memovox voicemail service and a certain number of minutes for local calling during all hours. Customers may choose among 200, 330, 600 or 800 minute packages for a flat monthly fee of approximately U.S.$17, U.S.$19, U.S.$24 or U.S.$27, respectively.

     We have service plans offering different options for the number of free calling minutes and monthly fees. The monthly fees stated below are effective June 2005.

	Free
Service Plan	minutes	Monthly fee

Teléfono Popular(1)	360	53.05
Peak Hour	60	—
Off-Peak Hour	300	—

	Free
Service Plan	minutes	Monthly fee

Línea 70(1)	450	54.14
Peak Hour	150	—
Off-Peak Hour	300	—
Línea 100(1)	900	77.43
Peak Hour	300	—
Off-Peak Hour	600	—
Ahorro Inicial(1)	270	58.47
Ahorro Personal Saving(1)	410	66.95
Ahorro Familiar(1)	750	83.90
Ahorro Máximo(1)	1000	92.37
Teléfono Súper Popular A(1)	270	58.47
Teléfono Súper Popular B(1)	410	66.95
Teléfono Súper Popular C(1)	750	83.90
Teléfono Súper Popular D(1)	1000	92.37
Fónofacil (1)	0	25.21
Nuevo Fonofácil(1)	0	33.81
Plan Control 1	275	58.47
Plan Control 2	380	66.95
Plan Control 3	590	83.90
Plan Control 4	710	92.37
Plan Ahorro Especial	980	126.27
Plan Ahorro Internet	1180	143.22
Plan Ahorro Internet Plus	1490	168.64
Línea Plus 0	220	59.24
Línea Plus 1	350	67.71
Línea Plus 2	480	76.19
Línea Plus 3	610	84.66
Línea Plus 4	740	93.14
Línea Plus 5	870	101.61
Línea Plus 6	1000	110.08
Línea Plus 7	1140	118.56
Línea Plus 12	1840	160.93
Línea Plus 13	1980	169.41
Línea Plus 19	2820	220.25

(1)	These were not offered in June 2005.

Long Distance Rates

     The price for domestic long distance calls also varies according to the time of day and day of the week. Effective September 1998, all calls originating and terminating within the same political department were reclassified as local calls pursuant to a new structure for local calling areas due to the introduction of the new local areas structure. The price per billing interval for international long distance also varies depending on the time of day, day of the week and the country called.

     In addition to the establishment of new rates, we have restructured our long distance rate structure. We now have a single rate for domestic long distance service and differentiated international long distance rates for each of the following areas: USA, Argentina, Chile, Brazil, Venezuela, Mexico, Cuba, the rest of America, Spain, Italy, Germany, Europe, China, Afghanistan/Pakistan/India, Japan and the rest of the world. Additionally, we have different rates for calls made to each of these countries with prepaid cards.

Calling Cards

     In 1998, we launched the sale of prepaid phone cards called “Tarjeta 147” that include a new memory chip technology. The technology used by Tarjeta 147 prepaid cards is also useful for providing Internet service from residential telephone lines and in general allows the customer to make calls applying different rates depending on the destination and length of the call. In 2001, we improved the software platform for Tarjeta 147 and developed a new product called the “Chip Super Plus 147”, which facilitates dialing using the chip embedded in the card and can be used from residential telephone lines applying a certain code. The Chip Super Plus 147 also allows for transfer of prepaid minutes between cards. On June 2004, due to the amount of fraud registered, marketing of the Tarjeta 147 was restricted. In 2004, sales of the Tarjeta 147 prepaid cards decreased 10% in comparison to 2003. In September 2001, we launched the prepaid card service Hola Perú with domestic and international coverage for both incoming and outgoing calls.

Other Services

     The Memovox voicemail system offers clients a message reception service for a monthly charge of S/.2.40. During 2004, the number of Memovox users increased to 1,318,502 from 1,113,668 in 2003. As of April 30, 2005, the number of Memovox users was 1,386,388.

     In August 2001, we launched Speedy, a new high-speed Internet access service based on ADSL technology. ADSL technology permits simultaneous use of traditional telephone lines for telephone service and high-speed digital access to the Internet. In November 2001, we launched “Tarifa Plana a Internet”, a service providing switch access to the Internet from Monday to Saturday, 7:00 p.m. to 7:00 a.m. and all day Sundays and national holidays for a flat monthly fee of U.S.$25. In December 2004, such fee was reduced to U.S.$15 and in March 2005 the service was extended to 24 hours a day for a flat monthly fee of S/.69 (including VAT).

Our Customer Base

     We have implemented a number of initiatives to improve the quality of our customer base and decrease overdue or uncollectible accounts. We have developed a model to identify and assess the level of credit risk and debt history of each new customer. Depending on the particular credit risk profile of each customer, we provide products and services tailored to limit exposure to credit risk, such as prepaid telephony services, credit limits or restrictions on long distance services. For example, we launched telephone lines with mechanisms to limit usage called Líneas Ahorro. We also monitor our service levels to prevent any deterioration in our overall credit quality profile.

     In order to improve our collection processes, we have increased the number of service locations at which customers may pay their bills and we have implemented automatic calling systems and hired call centers to remind customers of outstanding bills. We also offer to our customers the possibility to finance their overdue amounts, to choose the kind of services and to choose the level of payments and the payment period. These new measures have reduced the risk of uncollectible accounts and allowed us to optimize the usage of available installed capacity.

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

     During 2004, lines in service grew 9.5% to approximately 2,156,000 lines from 1,969,000 lines in 2003. Our segmentation strategy permitted us to penetrate the low-income segment due to the popularity of limited-use and prepaid lines, which reached approximately 1,157,000 lines on December 31, 2004. To become more responsive to our customers’ needs and tailor our services appropriately, we continued to launch new products and new options, ranging from prepaid lines with low prices to flat rates for voice and Internet. The growth rate registered in 2004 has been the largest since the arrival of Telefónica del Perú in 1994. We set a milestone in the sale of new lines: 404,552, which figure also offsets write-offs that occurred during the year. Due to this expansion and through the use of promotional campaigns, large areas of the country were able to gain access to telephone services. In addition, sales channels were adapted to the needs and characteristics of lower income segments. In order to facilitate the customer service transformation process, we conducted systematic polls in order to obtain a regular measure of customer satisfaction and thus take corrective action. A result of this was the introduction of improvements in the products supplied and in the customer management processes.

     In 2004, Telefónica launched the program “Compromiso Cliente” which will last for 1,000 days and which objective is to enhance satisfaction of the internal and the external customer.

Traffic

     We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We anticipate further growth in traffic carried on the domestic network due to increases in international traffic, Internet traffic and value-added services, such as voicemail. We also expect that domestic and international long distance traffic, as a percentage of total revenues, is likely to continue to decrease as a result of increased competition and the related rate reductions. See Item 5: “Operating and Financial Review and Prospects—Overview”.

Technological Advancements

     In recent years, we have increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology which has improved the quality and efficiency of the network, accommodated higher traffic levels, required less maintenance and permitted us to offer a broad range of voice, text and data applications simultaneously on the same network. In 1995, we completed our conversion from a microwave network using an analog switching and transmission system to a digital network that employs both microwave transmission through the “Synchronous Digital Hierarchy” protocol and fiber optic cable technology. We have modernized our domestic long distance network by installing several thousand kilometers of fiber optic cable for domestic long distance transmission between major cities. By December 31, 1999, we had replaced 100% of our analog exchanges in the Lima metropolitan area with digital exchanges. At December 31, 2004, approximately 97% of all lines in service were connected to digital exchanges. We plan to continue to invest in ADSL technology. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings”.

Competition

     As of December 2004, we had 96% of the fixed telephone lines in service. Telmex Perú, formerly AT&T Perú, is our main competitor in terms of revenues with a focus on a corporate clientele. Telmex Perú’s main commercial strategy has been to focus on a corporate clientele, to offer long distance services, fixed local voice and data services. Also they have been offering their services to Internet service providers.

     Americatel, a subsidiary of Entel Chile and a Telecom Italia Group affiliate — like the mobile operator TIM Perú (in January 2005 Telecom Italia announced it had sold its stake in Entel Chile to a Chilean investment group) — is our main competitor in long distance services competing basically under the multi-carrier system with 16% and 27% average market shares in revenues for domestic and international long distance services, respectively, according to our internal estimates. Other relevant competitors in long distance services are: Telmex Perú using the multi-carrier system and IDT, our main competitor in the prepaid cards market. Due mainly to the launch of the multi-carrier system during 2002, our rates for domestic long distance services decreased by 3% and rates for international long distance services decreased by 1% as a result of increased competition. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Teléfonica del Perú—Changes in the regulations affecting Perú’s telecommunications industry and the liberalization of Perú’s telecommunications market have had and may continue to have a material adverse effect on our results of operations”; and see “—Regulatory Matters—Multi-carrier System”.

     As of December 2004, we provided 90% of the total public telephony service in Perú, which makes us the main provider of these services in the country. Telmex is our competitor in public telephone services.

     Cable television licenses are issued on a non-exclusive basis to several different operators in the same area. According to our own estimates, as of December 2004, Telefónica Multimedia held a 91% market share nationwide based on revenues. Cable Express, a local operator, is our main competitor, with an estimated 3% market share. Telefónica Multimedia’s strategy is to rely on a strong differentiation in the quality of its programming contents, for which it has signed agreements with several international and local content providers. In 2004, according to our internal estimates, we had 94% of the broadband market in terms of total market revenues, through our Speedy (ADSL-based) and CableNet (cable modem-based) brands.

Regulatory Matters

Overview

     We are a regulated operator in Perú. The operation of the telecommunications market in Perú has been and is subject to laws and regulation. The provision of telecommunications services in Perú is regulated by the Transport and Communications Ministry (the “Ministry”) and by OSIPTEL. The Ministry has the authority, among other things, to grant concessions and to impose sanctions for infringements of the Telecommunications Law. Pursuant to the Telecommunications Law, OSIPTEL was created as an independent regulatory body charged with overseeing the implementation of the State Contracts. In this capacity, OSIPTEL oversees and reviews on a regular basis the expansion, penetration, service quality and tariff structure mandates set forth in the State Contracts; it enforces sanctions for infringements relating to concessions and it resolves disputes between operators. The board of directors of OSIPTEL consists of five members who are appointed by the government. Pursuant to the OSIPTEL Regulation, action by OSIPTEL’s board requires a majority vote on all matters.

     We provide telecommunications services based on concessions granted by the Ministry pursuant to State Contracts entered into among the Ministry, CPT and ENTEL on May 16, 1994. These agreements were previously approved by Supreme Decree No. 11-94-TCC, dated May 16, 1994 and were later modified by Supreme Decree No. 21-98-MTC (“Decree 21”) on August 5, 1998.

      The concession agreements, as modified by Decree 21, contain, among others, the following provisions:

(a)	The services rendered by the concession agreements include fixed local telephone services, public telephone services and both domestic and international long distance services, as well as telex and telegraphy services.

(b)	The concession term is for 20 years, which may be renewed totally or partially at our request. Total renewal is for an additional 20-year period. Partial renewal is for periods of up to five additional years to the initial concession term. Once a regulated operator chooses either a partial or total renewal modality, it cannot switch between them. In our case, we selected a partial renewal modality, which will allow us to renew our term every five years from the effective date, up to a maximum of 20 years. Under the terms of our concessions contracts, the Transport and Communications Ministry may choose not to renew or extend our contracts if we have repeatedly not complied with the terms of our concessions contracts as determined by the Peruvian government.

A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

In December 2003, we petitioned the government for a five-year extension of our concessions contracts from 2019 to 2024. On June 11, 2004, the Ministry notified us of OSIPTEL’s recommendation not to renew the concessions contract for an additional five-year period from 2019 to 2024. The Ministry based its recommendation on a report by OSIPTEL, which asserted that we had not complied with certain terms of the concessions contracts. On June 25, 2004 we filed a petition in which we pointed out the mistakes made by OSIPTEL and the Ministry in denying Telefónica’s petition. As of the date hereof, MTC has not issued its final ruling denying or granting the renewal of the concession term from 2019 to 2024. If the request for extension is denied, then we may again petition for an additional five-year extension period from 2019 to 2024 in December 2008 and 2013. We cannot assure you that our concessions contracts will be renewed for an additional five-year period now or in the future, and our concessions contracts may expire in 2019.

(c)	For the purpose of adjusting telephone rates (“tariff-rebalancing”), a non-renewable, limited concurrent five-year term (June 1999) for fixed local telephone service and both domestic and international long distance carrier service was established. Subsequently, and following our request, through Supreme Decree No. 21-98-MTC dated August 5, 1998, the term of the limited concurrent period was shortened. At the same time, a revised tariff structure was imposed, which established maximum rates and replaced the tariff-rebalancing system.

(d)	A price cap system, based on specified formulas, became effective as of September 2001. See Item 3. “Risk Factors—Our State Contracts require us to make ongoing rate reductions that adversely affect our financial results”.

(e)	The obligation to enter, with the consent of OSIPTEL, into interconnection agreements with other companies rendering carrier and final services, as well as with those providing telecommunications services.

(f)	Certain obligations regarding fixed local telephone service and both domestic and international long distance telephone services related to quality improvement of the service rendered and the expansion plan. In Supreme Decree No. 21-98-MTC, the Peruvian government has recognized that these obligations have been satisfactorily complied with.

     Telefónica Multimedia holds 20-year concessions for cable television services for Lima and other areas of Perú (pursuant to Resolution No. 108-93-MTC/15.17 and No. 030-96-MTC/15.17) . The earliest date which Telefónica Multimedia’s concessions expire is 2013.

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

  as such terms relate to the Ministry’s international telecommunications policy; and

  where necessary in order to comply with international laws, treaties or conventions.

Any such unilateral modifications must be carried out in accordance with certain administrative procedures which provide for public comment on any proposed changes. To date, the Ministry has not made or attempted to make any unilateral modification to the State Contracts.

     In accordance with the State Contracts Decree No. 013-93-TCC and its regulations, telephone concessionaires are required to pay the fees and rates, as set forth below.

Taxes and Fees	Beneficiary	Percentage

Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0%(1)
Contributions for supervision services	OSIPTEL	0.5%(2)
Commercial service usage rate	Ministry	0.5%(3)

(1)	Computed as a percentage of annual revenues invoiced and collected of the final and carrier telephone services.

(2)	Computed as a percentage of annual revenues invoiced and collected for all different telecommunications services.

(3)	Computed as a percentage of annual revenues invoiced and collected of all different telecommunications services under concession and/or authorization.

Liberalization of Telecommunications Services

     Pursuant to the State Contracts entered into in 1994, we had the right to provide fixed local and long distance telephone services as well as international carrier services on an exclusive basis until June 27, 1999. The original terms of the State Contracts provided for a tariff-rebalancing system to be in effect until the end of the exclusivity period, after which such system would be replaced with a price cap system based on a productivity factor, revised every three years.

     For several decades, Perú has been a full member of the General Agreement on Tariffs and Trade (GATT) and at the end of 1994, it signed the articles which created the World Trade Organization (WTO). Perú accepted and signed in April 1997 the Fourth Protocol of the General Agreement on Trade in Services (GATS) that included a schedule of specific commitments for basic telecommunications services and the Annex on Telecommunications (GATS/SC/69/Suppl.1). By virtue of this agreement, the Council for Trade in Services was established on February 5, 1998, the date Article IV of the GATS came into effect.

     The Peruvian government assumed commitments, which are considered supernational laws, which cannot be abrogated or unilaterally modified by the government, by changes in the government, nor by changes to the constitutions of any of the member countries. Accordingly, for telecommunications services, the Government presented its schedule of commitments to the WTO about maintaining the limited competition period in fixed local telephone service and long distance telephone service until June 1999 while opening other telecommunications services to full competition from either domestic or foreign investors, without distinctions in treatment between the two. Subsequently, the government reduced the period of limited competition to July 1998, when Perú increased its commitments under the schedule of commitments submitted to the WTO.

     On August 5, 1998, the Peruvian government published Decree 21, modifying, with our approval, the State Contracts entered into as of 1994. Decree 21 opened up the market for fixed local and long distance services to competition approximately one year earlier than originally stipulated in the State Contracts due to the fact that goals for expansion and quality had already been met. Decree 21 postponed the implementation of the price cap system for three years, but in the meantime replaced the tariff-rebalancing system with a revised tariff structure, which established maximum rates based on the current rate of inflation. Decree 21 established that the revised tariff structure would be in effect from August 1998 to August 2001, after which time the price cap structure would go into effect.

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

     Pursuant to Decree 20, in the case of long distance services, each concessionaire agrees to provide such services to at least five cities with a minimum of 50,000 inhabitants each and located in five different provinces. These expansion requirements must be met within a period of two years using the concessionaire’s own infrastructure and at least one switching center. In the case of fixed local service, the minimum expansion plan requires the concessionaire to increase telephone lines in its area of operation by an amount equal to at least 5% of the total lines installed by the largest operator in such area, with at least 10% of new lines installed outside of the most populated city in the area of operation. Concessions are also granted on a limited basis for radio frequencies under a competitive bidding process.

     In March 2003, the Ministry modified Decree 20 by Decree 015-2003-MTC (“Decree 15”), to relax the expansion requirements for new entrants into the local fixed telephony and long distance services market. Rather than having to comply with the minimum expansion plan within two years, new entrants now have five years to comply (although this time frame may be adjusted depending on demand). Also, Decree 15 eliminated the expansion requirements for anywhere outside of the Lima metropolitan area and reduced the minimal concession area to a political province while maintaining the political department as a local area. Decree 15 did not modify any of the terms of our State Contracts and only applied to our competitors.

     On November 27, 2003, the Ministry published Supreme Decree No. 062-2003-MTC establishing the interoperability system, which enables local operators to access the network of another local operator to offer services by prepaid cards. The decree established that the operators who want to access the interoperability system must commercially offer fixed telephone service and the Ministry must have approved their minimum expansion plans. As such, the Ministry intends to expand the overage of fixed telephone service. The technical, economic and legal requirements to access the interoperability system were established by OSIPTEL in Resolution No. 025-2004-CD/OSIPTEL on March 8, 2004. The economic requirements establish that, for calls originating and terminating in the same network, the interoperability operator of the prepaid card plan must pay the owner of the network the equivalent of twice the call origination interconnection charge for the call. On April 20, 2004, the Ministry promulgated Ministerial Resolution No. 284-2004-MTC/03, which established the minimum expansion requirements that operators must complete in order to be eligible for operability. Operators must expand the minimal plans to provide telephone service in certain localities by at least 5% of the number of subscribers, or 8% of the number of public telephones installed by the largest established operator. On April 23, 2004, the Ministry approved the regulation for the interoperability through Supreme Decree No. 021-2004 MTC. On August 13, 2004, the Ministry modified Supreme Decree No. 062-2003 MTC through Supreme Decree No. 029-2004-MTC which established code habilitation in fixed networks for other fixed and mobile operators; it also established the access to long distance services and valued-added services. On August 14, 2004, the Ministry established the special services with interoperability by Ministerial Resolution No. 605-2004-MTC/03. Finally, on November 16, 2004, the Ministry published the project to modify Supreme Decree No. 062-2003-MTC which includes, inter alia, the obligation of mobile operators for code habilitation of the interoperability system.

     On January 12, 2004, the Ministry, through the President of the Republic, sent to the Peruvian Congress the Project of Infrastructure Sharing Law for its consideration and approval. This project would establish the obligation to share ownership of the infrastructure for electrical and telecommunications businesses, as demanded by considerations of public health, environment and urban planning and/or when it is determined by OSIPTEL. Law No. 28295 of Infrastructure Sharing was published on July 21, 2004 and its regulation, which was approved by Supreme Decree No. 009-2005 MTC, was published on March 21, 2005.

Local and Long Distance Services

     Tariff Rebalancing Structure

     Prior to 1994, rates for local and long distance telephone services under a privatized market were significantly unbalanced in comparison to the costs of providing such services, with local service rates being heavily subsidized by domestic and international long distance rates. In addition, installation fees significantly exceeded equivalent charges by operators in other countries. The tariff levels originally mandated under the State Contracts sought to gradually rebalance telephone service charges by significantly increasing monthly service charges while lowering measured service charges, particularly for long distance. The State Contracts also mandated the gradual reduction of installation fees and elimination of the distinction in fees charged to residential customers and commercial customers. The State Contracts provided that tariffs charged at any point in time for telephone services may fluctuate within a band of 5% above and 15% below established maximum levels set forth therein, and that we could adjust our rates on a quarterly basis (subject to the maximum levels set) in accordance with changes in inflation as measured by the CPI. In addition, if the CPI varied by more than 10% at any given time during the quarter, the State Contracts permitted us to appeal to the OSIPTEL for an immediate rate adjustment.

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

      First Tariff Review

     Effective August 1, 1998, Decree 21 required OSIPTEL to replace the old tariff-rebalancing system with a new revised tariff structure, which would be in effect through August 2001. As set forth under the State Contracts, the revised tariff structure established maximum rates for local and long distance telephone services based on the rate of inflation as calculated by the CPI. For a list of the rates and fees approved during the period of August 1998 to May 2003, see “—Regulatory Matters—Rates” below.

      Current Price Cap Structure and Productivity Factor

     As of September 2001, pursuant to the State Contracts as modified by Decree 21, a price cap system went into effect, further restricting price increases and requiring overall rate reductions for certain services. This new system adopted a price cap formula, adjusted quarterly, for three regulated baskets as defined by the State Contracts. These three baskets are: (1) connection fees, (2) monthly fixed fees and local usage fees, and (3) domestic and international long distance usage fees. The price cap formula considered, among other things, the rate of inflation as measured by the CPI and a “productivity factor” which, pursuant to the terms of the State Contracts, would be adjusted every three years. The formula allows us to increase tariffs up to the difference between the CPI and the productivity factor, equaling the gains in productivity of our business relative to the gains in productivity of the rest of the economy. We are still permitted under the price cap system to adjust our rates on a quarterly basis (subject to the maximum levels established by OSIPTEL) in accordance with changes in inflation.

     OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be (6%) annually, equivalent to (1.535%) quarterly. In July 2004, OSIPTEL set the new value of the productivity factor for the period September 2004 to August 2007 at (10.07%) annually, or (2.619%) quarterly, for fixed local service and (7.8%) annually, or (2.010%) quarterly, for domestic and international long distance services. As a result of the price cap formula, we have decreased our tariffs sixteen times, in September and December of 2001, March, June, September and December in each of 2002, 2003 and 2004 and again in March and June of 2005. Taking inflation into account, the maximum tariffs for groups C (sole installation charge) and D (monthly rent and local calls) were reduced by 20.03%, while the tariff of group E (national and international calls) was reduced 18.02% . During this period, we also increased the length of the off-peak hours.

Rates

     The following table sets forth our rates and fees approved for the periods effective from January 1999 to August 2001 (as determined under the revised tariff system) and September 2001 to the present (as determined under the current price cap system). The rates and fees are stated in constant nuevos soles as of July 31, 1998.

					March		June 2002-
	Jan. 1999 -	Sept. 2001-		Dec. 2001-	2002- May		August	Sept. 2002-
	Aug. 2001	Nov. 2001	% Var.	Feb. 2002	2002	% Var.	2002	Nov. 2002	% Var.

Installation:
Residential	437.58	432.53	(1.2%)	427.97	419.15	(2.1%)	410.04	403.89	(1.5%)
Commercial	437.58	432.53	(1.2%)	427.97	419.15	(2.1%)	410.04	403.89	(1.5%)
Monthly service charges(1):
Residential	46.31	45.67	(1.4%)	45.92	45.93	0.0%	45.64	44.99	(1.4%)
Commercial	46.31	45.67	(1.4%)	45.92	45.93	0.0%	45.64	44.99	(1.4%)
Measured service
charges(2):
Local	0.077	0.077	(0.6%)	0.077	0.077	0.0%	0.077	0.075	(1.8%)
Local off-peak	0.039	0.038	(3.0%)	0.039	0.038	(2.4%)	0.038	0.038	(0.6%)
Domestic long distance	0.511	0.512	0.3%	0.499	0.490	(1.7%)	0.494	0.529	7.0%

					March		June 2002-
	Jan. 1999 -	Sept. 2001-		Dec. 2001-	2002- May		August	Sept. 2002-
	Aug. 2001	Nov. 2001	% Var.	Feb. 2002	2002	% Var.	2002	Nov. 2002	% Var.

International long distance	2.305	2.310	0.2%	2.227	2.143	(3.8%)	2.072	1.862	(10.1%)

		March		June 2003-				March
	Dec. 2002-	2003-May		August	Sept. 2003-		Dec. 2003-	2004-May
	Feb. 2003	2003	% Var.	2003	Nov. 2003	% Var	Feb. 2004	2004	% Var.

Installation:
Residential	398.97	386.91	(3.0%)	389.06	380.39	(2.23%)	373.20	362.76	(2.8%)
Commercial	398.97	386.91	(3.0%)	389.06	380.39	(2.23%)	373.20	362.76	(2.8%)
Monthly service charges(1):
Residential	44.86	44.06	(1.8%)	44.30	44.12	(0.41%)	43.74	42.84	(2.1%)
Commercial	44.86	44.06	(1.8%)	44.30	44.12	(0.41%)	43.74	42.84	(2.1%)
Measured service charges(2):
Local	0.073	0.070	(4.3%)	0.071	0.070	(1.41%)	0.070	0.068	(2.1%)
Local off-peak	0.037	0.032	(11.6%)	0.033	0.032	(3.03%)	0.032	0.032	(2.1%)
Domestic long distance	0.529	0.490	(7.4%)	0.539	0.523	(2.97%)	0.518	0.519	0.3%
International long distance	1.860	1.800	(3.2%)	1.892	1.907	0.79%	1.851	1.773	(4.2%)

	June 2004-				June 2005-
	August	Sept. 2004-		Dec. 2004-	August
	2004	Nov. 2004	% Var.	Feb. 2005	2005	(3)	% Var.

Installation:
Residential	359.55	352.55	(1.9%)	343.17	325.47		(3.0%)
Commercial	359.55	352.55	(1.9%)	343.17	325.47		(3.0%)
Monthly service charges(1):
Residential	42.46	42.37	(0.2%)	42.27	41.95		(0.9%)
Commercial	42.46	42.37	(0.2%)	42.27	41.95		(0.9%)
Measured service charges(2):
Local	0.068	0.068	(0.2%)	0.062	0.049		(11.7%)
Local off-peak	0.041	0.041	(0.2%)	0.038	0.032		(10.6%)
Domestic long distance	0.509	0.497	(2.4%)	0.535	0.528		(0.9%)
International long distance	1.740	1.721	(1.1%)	1.470	1.211		(10.2%)

(1)	Includes free local calling time equal to 60 billing minutes.

(2)	Applies to call completion charge equal to a one-minute interval. Local tariffs correspond to the average charge for call set up and to the per minute charge. In December 2004, the reduction of the call set up charge began (which had been applied since 1997, as a result of the change in the billing interval from three minutes to one minute). In June 2005, 100% of the planned reduction was achieved. Local and long distance calls are now billed at one minute intervals.

(3)	Productivity factor applicable from June through August 2005 is 0.9788 for group C and 0.9849 for group E.

Interconnection Charges

     The Interconnection Regulation came into effect on January 16, 1998, pursuant to Resolution No. 001-98-CD, establishing that operators must provide at least one point of interconnection in each local area for local-to-local, long distance-to-local and long distance-to-long distance interconnections. The charges for interconnection services are freely negotiated between the parties and are calculated based on interconnection costs, contributions to the lender of local service and a reasonable profit margin. However, if the parties are unable to reach an agreement, interconnection charges established by OSIPTEL will be applied. Furthermore, OSIPTEL has the authority to establish caps on the amount of interconnection rates that may be charged.

     Upon the opening of the market to competition through Decree 20, OSIPTEL established the maximum interconnection rate based upon the analysis of policies applied in other countries. Pursuant to Resolution No. 018-98-CD/OSIPTEL, dated October 5, 1998, OSIPTEL set the maximum and default interconnection charges at U.S.$0.015 per minute as the evening rate for interconnection to local fixed telephone networks and U.S.$0.029 for interconnection to all other public telecommunications services. On November 30, 2000, pursuant to Regulation No. 61-2000-CD/OSIPTEL, OSIPTEL reduced the maximum interconnection charge for local fixed telephone networks from U.S.$0.029 per minute to U.S.$0.0168 per minute, priced by each second rather than rounded to the nearest upper minute. This reduction became effective on January 1, 2001. Subsequently, pursuant to Regulation No. 029-2001-CD, dated June 27, 2001, the maximum weighted average interconnection charge for local fixed telephone networks was further reduced from U.S.$0.0168 to U.S.$0.014 per minute, priced by the second. This further reduction came into effect on July 1, 2001.

     In order to establish a maximum interconnection charge based on cost-related information, we asked OSIPTEL to set the interconnection charge on the basis of a Long Run Incremental Cost (LRIC) model provided by us and subsequently approved by OSIPTEL. As a result, the maximum interconnection charge was reduced to U.S.$0.01208 per minute, priced by the second. The new rate adopted is lower than what we initially assumed in our cost model, but higher than the rate that OSIPTEL would have set based on its previous international benchmark methodology. The new rate went into effect April 1, 2003. In March 2005, the Ministry modified Decree 20 through Decree 007-2005-MTC in order to establish OSIPTEL’s obligation to review interconnection charges every four years.

Multi-Carrier System

     Pursuant to Decree 20 (as regulated by Resolution No. 006-99-CD/OSIPTEL, dated April 14, 1999) subscribers have the right to select long distance carriers in advance, but then all long distance telephone calls are made, by default, through that carrier. In addition, under the new multi-carrier system effective April 2002, subscribers have the right to select long distance carriers on a per-call basis, such that a subscriber could opt to select a different carrier for each long distance call made.

Long Distance Carrier Change Fees

     Pursuant to Resolution No. 036/99-CD, dated December 14, 1999, OSIPTEL set the maximum amount to be paid when a subscriber changes long distance carriers at U.S.$5.00 (not including taxes). Subscribers must pay this fee each time they select another long distance carrier.

     Resolution No. 037/99-CD, dated December 14, 1999, permitted long distance concessionaires, including us, to recover from subscribers up to an industry total of U.S.$13.3 million in costs that they invested up-front for the expansion and development of the telecommunications network in Perú. The concessionaires who invested may then recover their costs by collecting over a five-year period per minute charges set at U.S.$0.0026 for 2000 and 2001, U.S.$0.0038 for 2002, U.S.$0.0043 for 2003 and U.S.$0.0037 for 2004 on outgoing calls.

Expansion and Service Requirements

     The State Contracts set forth certain mandatory expansion objectives (on a cumulative basis) with respect to the installation of additional lines and public telephones in the Lima metropolitan area and the rest of Perú that we agreed to achieve and maintain through 1998.

     We met all of our yearly additional line installation requirements under the State Contracts by December 31, 1998, and by 2004, we had installed 2,307,247 lines on a cumulative basis. The State Contracts required that we provide public telephone service by June 27, 1999 to each of the 1,494 population centers listed therein as having more than 500 inhabitants. In 1994, we initiated a program to expedite the expansion of rural telephone service and as of December 31, 1999, we provided public telephone service to all of the 1,494 locations. By July 2002, we had expanded the public telephony service up to 1,611 population centers, with 167 of them being serviced through local fixed networks instead of single public telephones. By the end of 2002, 3,244 and 107,280 public telephones had been installed in rural and urban areas, respectively. By December 2003, we had installed 3,558 public rural telephones in 2,132 rural centers. By December 2004, we had installed 3,854 public rural telephones in 2,139 rural centers.

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

	Service Requests Which Must be Met
Years Ended December 31,	Within Waiting Time (%)	Waiting Time

2001	96	15 days
2002	97	10 days
2003	98	5 days
2004	98	5 days
2005	98	5 days

      We are in compliance with our expansion and service mandates. We file compliance reports with OSIPTEL:

  on a monthly basis with respect to call efficiency, operator-assisted calls, failures allowed and repairs; and

  on a quarterly basis with respect to waiting time for installation.
Cable Television

     OSIPTEL is also responsible for the supervision and enforcement of cable broadcasting and the regulation thereof. Pursuant to the Telecommunications Law, concessions for cable broadcasting are granted for 20 year terms. Our cable television concessions were granted in 1993 for Lima and in 1996 for seven other Peruvian provinces. Both concessions were extended to new geographical locations in 2001. In March 2004, the Transportation and Communication Ministry issued DS No. 012-2004-MTC which required cable operators to install free of charge cable service in hospitals and state schools for up to 1% of its total amount of subscribers.

Compliance

     The State Contracts provide that repeated noncompliance with certain of the mandates set forth therein, such as adherence to service requirements, maximum rates for tariffs and interconnection charges and international telecommunications obligations, among others, could result in one or more of the concessions being revoked or limited. Although the State Contracts originally imposed significant monetary penalties for noncompliance with the expansionary requirements, these penalties no longer apply to us since we have already complied with all such requirements. The State Contracts impose monetary penalties for noncompliance with service quality requirements applicable only until 2003. Temporary or permanent revocation of any of our concessions could have a material adverse effect on our financial condition and results of operations. See Item 3: “Key Information—Risk Factors”.

     OSIPTEL has sought to impose penalties on us under the State Contracts on two occasions in 1994, during the beginning of privatization, over disagreements regarding adherence to service requirements and reporting rules. We appealed both decisions and both were decided in our favor on appeal and the penalties were dismissed. Since then, OSIPTEL has not sought to impose any further penalties on us.

C. Organizational Structure

     As of December 31, 2004, Telefónica, the Spanish international telecommunications company, indirectly owned approximately 98% of all our outstanding shares. The remaining 2% of our capital is owned by holders not affiliated with Telefónica. Our capital stock is owned by Telefónica Internacional, S.A., which is 100% held by Telefónica, and Telefónica Perú Holding S.A.C. Telefónica Internacional owns a 99.99% interest in Telefónica Perú Holding S.A.C.

      The following is a list of our significant subsidiaries, all of which were incorporated in Perú:

	Year of	Ownership
Name of affiliates(1)	Incorporation	Interest

Telefónica Multimedia S.A.C.	1995	99.99%

Telefónica Servicios Integrados S.A.C.	1996	99.99%
Transporte Urgente de Mensajería S.A.C.	1998	99.99%
Telefónica Servicios Comerciales S.A.C.	1999	99.90%
Telefónica Soluciones Globales Holding S.A.C.	2000	99.90%
Telefónica Servicios Digitales S.A.C.	2000	51.00%
Servicios Editoriales del Perú S.A.C.	2000	99.99%
Servicios Globales de Telecomunicaciones S.A.C.	2001	99.99%
Telefónica Servicios Técnicos S.A.C.	2001	99.99%
Media Networks Perú S.A.C. (formerly Antena 3 Producciones, S.A.)	2004	99.99%

(1)	We also hold a substantial interest in Teleatento del Perú S.A.C. and Espectacular S.A.C.

      The scope of each one of these affiliates is described below:

      Telefónica Multimedia S.A.C. provides cable television services.

     Telefónica Servicios Integrados S.A.C. provides telecommunications services related to computer and communications systems.

     Transporte Urgente de Mensajería S.A.C. provides general local and domestic courier services, collection, delivery services, special courier services, labeling, flier distribution and sorting of electronic mail.

     Telefónica Servicios Comerciales S.A.C. provides specialized services for sales of all types of telecommunications goods and services.

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

     Telefónica Servicios Técnicos S.A.C. handles the commercialization, advising, installation and rendering services for equipment and telecommunications network maintenance.

     Media Networks Perú S.A.C. handles the production and syndication of television programs. This subsidiary was acquired in 2004, and was previously owned by Antena 3 Televisión S.A., a company incorporated in Spain.

D.  Property, Plant and Equipment

     Our principal properties consist of numerous buildings and telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, and equipment for radio communications. Exchanges include local exchanges, “toll” exchanges that connect local exchanges to long distance transmission facilities and “tandem” exchanges that connect local exchanges with each other and with toll exchanges.

     Our properties are located throughout Perú, principally in the Lima metropolitan area. Of the net book value of our total fixed assets as of December 31, 2004:

  telephone plant and equipment represented approximately 83%;

  land and buildings represented approximately 11%; and

  work in progress and equipment in transit represented approximately 6%.

     We believe that such assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. By December 31, 2004, we had replaced almost all electro-mechanical and semi-electronic exchanges with digital exchanges, and our digitalization rate was approximately 97%.

     At December 31, 2004, the net value of our material fixed assets was S/.5,814 million. In addition, we had S/.25.5 million of net assets acquired through lease financing, primarily buildings and vehicle acquisitions. At December 31, 2004, the number of installed lines was 2,307,247, of which 93%, or 2,155,648, were lines in service.

Our Network

Description	2000	2001	2002	2003	2004

Coaxial cable (Km)	5,585	5,697	5,738	5,797	5,870
Fiber optic cable (Km)	6,508	6,728	6,761	6,993	7,090
Limited-consumption lines (Thousands of Km)	5,270	5,270	5,316	5,517	5,757

      For more information on our property, plant and equipment, see “—Business Overview”.

Item 5. Operating and Financial Review and Prospects

     In addition to the management discussion below, you should carefully read our Consolidated Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us. We prepare our financial statements in accordance with Peruvian GAAP. Peruvian GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and note 35 to our Consolidated Annual Financial Statements.

Introduction; Presentation of Financial Information

     We are a provider of fixed local, domestic and international long distance, cable television, business communications and other telecommunications services in Perú.

Factors Affecting Our Consolidated Results of Operations

     Peruvian Political and Economic Environment

     As a Peruvian company with all of our operations in Perú, our financial condition and results of operations have been, and will continue to be, influenced by the economic, political and social environment in Perú. We believe that continued growth in the demand and customer base for our services in Perú will be influenced by the growth rate of the Peruvian economy, as well as by the nation’s economic, political and regulatory policies.

     During the period from 1997 to 2004, Perú experienced intermittent periods of economic growth and contraction as a result of external factors, including but not limited to, interest rates in global financial markets, changes in international prices of commodities, low growth affecting the United States and other trading partners and changes in the credit ratings of Peruvian sovereign bonds. Perú’s economy is also affected by internal factors, including, but not limited to, general current economic, business or political events in Perú, the depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, the level of foreign direct and portfolio investment and natural occurrences such as El Niño, earthquakes and floods. The economic and monetary program implemented by the Peruvian government during the early 1990s achieved a drastic reduction in inflation, liberated interest rates and eliminated exchange rate controls. Since 1992, the Peruvian government also privatized most of its assets, including those in finance, fishing, electricity, mining and telecommunications. As a result of the privatization program undertaken by the government, the public sector currently plays a more limited role than it did in previous decades. The more than 200 privatizations completed in Perú since 1992 have generated revenues of approximately U.S.$9.8 billion during that period and almost U.S.$9 billion in private investments associated with those programs.

     President Alejandro Toledo, who assumed the presidency in July 2001, implemented some proposals to stimulate Perú’s economy, including privatization and a fiscal austerity program. Although Toledo’s policies spurred moderate economic growth in the fourth quarter of 2001 and the first quarter of 2002, certain of his social and economic priorities have been met with political resistance. For example, in June 2002, in response to protests and political opposition in Arequipa and Tacna to the sale of the power generation companies Egasa S.A. (Generación Eléctrica de Arequipa, S.A.) and Egesur, S.A. (Generación Eléctrica del Sur, S.A.), the Peruvian government suspended the sale of the two companies and the privatization process. Regional authorities also challenged the sale.

     As of January 1, 2003, Perú’s centralized government system now includes 25 new regional governments governed by locally elected officials. APRA, the second largest party in Congress, won 12 out of 25 presidencies, whereas Perú Posible, led by current President Toledo, only won one. While this political shift is not expected to impact Perú’s economic, regulatory or political policies in the near-term, it is uncertain how this will affect Perú in the long-term. Nevertheless, Perú is a member of the WTO and has signed GATS, in which Perú committed to a schedule to open up their telecommunications market to competition. These international agreements are supranational laws that cannot be changed by subsequent governments or changes in Perú’s constitution.

     Overall, Perú’s economy in 2004 performed relatively well, according to analysts. First, the gross domestic product (GDP) grew by 4.8% and some foreign accounts attained historic levels (exports of U.S.$12.617 billion, a trade balance of U.S.$2.793 billon and international reserves of U.S.$12.631 billion). Moreover, the inflation target of 3.5% was met and the fiscal deficit was reduced (from 1.8% to 1.1% of the GDP). This economic performance was mainly supported by a quite favorable international environment. We expect the following factors to impact Perú’s economy in 2005: (i) the political uncertainty related to the beginning of the presidential and parliamentary election campaigns that will take place in April 2006; (ii) the gradual decrease or deterioration of global economic activities could be more abrupt than anticipated, which would affect the prices and the world demand for Peruvian export products; (iii) an increase in interest rates; and (iv) the elimination of global trade quotas for textiles and clothing on the national export industry, which would be of particular importance for urban employment.

      Macroeconomic Results

     GDP grew 4.8% in 2004 and 42 consecutive months of growth were accumulated. GDP was mainly driven by the export sector’s vitality. However, domestic demand grew below this indicator. In contrast, private investment grew at its fastest rate since 1998. Sectorwise, for the second consecutive year, non-primary sectors grew more than primary sectors. The lower performance of the latter is mainly associated with the drought that affected the farming sector. However, the fishing sector had a good year, the mining sector registered its highest copper, gold and silver prices of the last 15 years, and the hydrocarbon sector began to register important growth rates following the start-up of operations in Camisea. Within the non-primary sectors, the performance of non-primary manufacture stands out, which grew at its fastest rate since 1996.

     As far as prices are concerned, inflation stood at 3.48%, the highest figure recorded in the last four years, but remained within the target range established by the Central Bank: between 1.5% and 3.5% . Throughout the year, certain inflationary pressures were evidenced owing to two important “shocks” on the supply: the drought that affected the price of farming products and the increase in international oil prices. On the other hand, the wholesale price index registered a 4.89% growth. With respect to public finances, the fiscal deficit decreased to 1.1% of the GDP (below the government target of 1.4% of the GDP). Tax collection reached 13.3% of the GDP, the highest figure recorded in six years owing to a 9.7% increase in revenues in real terms. The larger revenues obtained were due to economic growth, the fight against evasion, the increase of tax rates and the institution of new taxes. For example, in August 2003 the VAT rate was increased from 18% to 19%, and in March 2004 the tax on financial transactions (ITF) was created. As far as expenditures are concerned, there was an under-execution in the first half of the year, which was corrected in the following months and kept expenditures within budget limits.

     The trade balance reached a historical surplus of U.S.$2.793 billion, mainly based on the substantial growth of traditional and non-traditional exports. Among the former, it is worth noting the evolution in the sale of minerals, especially copper and gold. Textiles and farming products were once again the most dynamic items among non-traditional products. The national currency experienced an appreciatory trend, explained by the strength of foreign accounts together with a gradual de-dollarization process and a global dollar depreciation trend. The nuevo sol registered a 5.2% appreciation and closed at levels of S/.3.283 per dollar.

      Inflation and Depreciation

     Although our business and results of operations are affected by the economic environment in Perú in general, we are particularly affected by certain economic indicators such as inflation and depreciation of the nuevo sol. During the first quarter of 2005 and during 2004, 2003, and 2002, depreciation (appreciation) of the nuevo sol with regard to the U.S. dollar, and inflation in accordance with the National Wholesale Price Index, was as follows:

	Depreciation
Year	(appreciation)	Inflation

2002	2.00%	1.70%
2003	(1.45%)	2.00%
2004	(5.21%)	4.89%
2005 (first quarter)	(0.67%)	0.34%

     Inflation affects our financial statements through the effect of exposure of our monetary assets and liabilities to inflation. Our financial results are impacted by inflation/deflation every year and the line item “Other income, expenses” was adjusted to take into account the loss from exposure to inflation and deflation. As described above, as of January 1, 2005, we no longer adjust for inflation pursuant to CNC resolutions.

      Increasing Competition

     Competition as a result of the opening of the telecommunications market in Perú has adversely affected our domestic and international long distance telephony segments. Although the overall demand for fixed local and long distance services has increased in Perú over the years, our revenues from domestic long distance services decreased from 8.3% in 2000 to 6.0% of total operating revenues in 2004, while revenues from international long distance services decreased from 9.6% in 2000 to 3.2% in 2004. The decrease in revenues in these areas is due to a combination of a reduction in net settlement revenues, the impact of the multi-carrier system and a reduction in the maximum tariffs and interconnection charges that we are permitted to charge. We expect that our long distance revenues will continue to fall as a percentage of our operating revenues. Furthermore, although competition has only had a negligible impact thus far on our fixed local telephone revenues, we expect that this will change in the future as the regulatory authorities have committed themselves to strengthening competition in this particular market.

     See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Changes in the regulations affecting Perú’s telecommunications industry and the liberalization of Perú’s telecommunications market have had and may continue to have a material adverse effect on our results of operations”. Our growth and results of operations in these areas will depend significantly on our ability to increase the amount of our overall traffic, compete for new customers, control costs, minimize uncollectible accounts, control the rate of churn and expand services in other areas such as broadband (ADSL).

      Coercive Collection Processes by Municipalities

     Various municipalities in Lima and other provinces have initiated local administrative actions that have resulted in the seizure of our funds and impaired our rights to collect from customers. These municipalities allege that we have installed telephone poles within their jurisdiction without municipal authorization and have assessed permit fees and fines. They have attached our assets without a definitive judicial determination, which has affected our ability to collect amounts due from our customers in those municipalities. As of December 31, 2004, the total amount assessed by these municipalities during the last three years was S/.128.3 million. We have made provisions as of December 31, 2004, 2003 and 2002 in the amounts of S/.37.5 million, S/.104.2 million and S/.21.7 million, respectively.

     We believe that these cases have been initiated illegally, that they infringe on our right to defend ourselves and that they lack the necessary legal grounds. Some of these coercive collections have already been declared illegal by certain courts. We will continue to pursue legal actions against these municipalities. We anticipate that all or most of the seizures will be declared illegal. Nevertheless, these actions by the municipalities have adversely affected our consolidated results of operations during the three year-period ended December 31, 2004.

      Productivity Factor

     We are subject to a price cap formula, which is based on the rate of inflation as measured by the CPI and a productivity factor. The formula allows us to increase tariffs up to the difference between the CPI and the productivity factor, which is supposed to equalize the gains in productivity of our business relative to the gains in productivity of the rest of the economy.

     OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be (6%) annually, equivalent to (1.535%) quarterly. In July 2004, OSIPTEL set the new value of the productivity factor for the period September 2004 to August 2007 at (10.07%) annually, or (2.619%) quarterly, for fixed local service and (7.8%) annually, or (2.010%) quarterly, for domestic and international long distance services. As a result of the price cap formula, we decreased our tariffs in March, June, September and December of 2004 and again in March and June of 2005. These reductions in tariffs, which resulted in part because of the productivity factor, had an adverse effect on our consolidated results of operations.

      Ongoing Reduction in Tariffs

     The tariff scheme for local and long distance telephony services plays a key role in our operating and financial results. Our fixed local and long distance telephony tariffs are subject to a price cap structure based on inflation and a productivity factor to be determined by OSIPTEL every three years. In March 2003, we released a set of new service plans for fixed local telephony. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates”.

     Our results of operations are vulnerable to the possibility of future changes to the tariff structure and the productivity factor imposed by OSIPTEL. Tariff reductions of differing scopes and magnitudes may continue for a number of years and while we intend to continue to strive to control operating costs and improve productivity, those costs may not offset, in whole or in part, the decline in operating margins that may result in the mid- to long-term. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our State Contracts require us to make ongoing tariff reductions which adversely affect our financial results”.

      Traffic

     We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We anticipate further growth in traffic carried on the domestic network due to increases in international traffic, Internet traffic and value-added services, such as voicemail. We also expect that domestic and international long distance traffic, as a percentage of total revenues, is likely to continue to decrease as a result of increased competition and the related rate reductions. We also expect to see increased competition from pre-paid mobile phone services and from providers of phone services over the Internet, particularly as more people get access to broadband. See Item 5: “Operating and Financial Review and Prospects—Overview”.

      Technological Investments

     We have committed ourselves to investing in our ADSL technology and the acquisition and installation of lines in broadband as the most significant of our capital expenditures over the next few years. We expect that future revenues from broadband services will grow and come to represent an increasingly larger portion of our total operating revenues. In general, business communications and cable television are growing rapidly, and as they mature over the next few years, we believe that their operations will experience increases in efficiency and productivity, taking into account that these areas are subject to less regulation in general than telephony services.

      Customer Base

     We have adopted a business strategy to partially offset lower long distance revenues by providing a wider variety of service plans and product options to meet the different needs of high, middle- and low-income clients. We expect to continue to pursue the development of products tailored to high credit risk customers, such as limited-use phones and prepaid phone cards, in order to minimize the amount of uncollectible accounts. We are also pursuing more effective and efficient methods of collecting overdue debt and helping customers refinance such debt. As a result, we have seen an increase in lines in service, mainly due to an increase in prepaid plans, which has helped us decrease our uncollectible accounts.

Discussion of Critical Accounting Estimates and Policies

     The preparation of our financial statements requires us to make estimates and judgments that could affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Consequently, our reported financial condition and results of operations will vary depending on the accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

     Revenues, costs and expenses recognition. Revenues for all telephone services are recognized in the period in which the services are rendered, as measured primarily by the minutes of traffic processed. Local, domestic and international long distance fixed telephone services are billed monthly based on a cyclical system. Services not billed from the day of closing of the billing to the last day in the month are included in the next cyclical billing. The rights and obligations arising from commercial operations with interconnection operators and carriers abroad for international long distance services are recorded monthly for the estimated accrued value. When the final settlements for participation in incoming and outgoing call traffic are received, the provision is annulled and the net transaction amounts are recorded. Revenues and costs from telephone line installations are recognized at the time the related contracts are signed, except in the case of the Popular Telephone service, in which the installation revenues and costs are recognized during the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

     Allowance for doubtful accounts. The allowance for doubtful accounts in trade accounts receivable is charged to income and is mainly determined based upon the aging of the accounts receivables unpaid for more than four months from the invoicing date. The allowance is recorded in the general administrative expenses caption of the consolidated statement of income. In our opinion, this procedure permits a reasonable estimation of the allowance for doubtful accounts, considering the clients’ characteristics in Perú.

     Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Certain assets of ENTEL Perú were revalued according to appraisal values set by independent appraisers as of December 31, 1992. The surplus arising from this revaluation was credited in 1992 to the shareholders’ equity. Depreciation is computed on a straight-line basis over estimated useful lives.

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

     Income tax and workers’ profit sharing. Income tax and workers’ profit sharing are determined in accordance with tax and legal regulations in force in Perú. The income tax rate and workers’ participation are 30% and 10%, respectively. See note 30 to the Consolidated Annual Financial Statements. In addition, deferred income tax and workers’ profit sharing are recognized using the balance sheet method. According to the balance sheet method:

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

     In accordance with Resolution 110-99-EF-94.10 of CONASEV, on December 31, 1999 we began recording the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.160,035,000 as of December 31, 1997 (constant nuevos soles as of December 31, 2004), of which one-sixth was recorded as a charge to retained earnings until the accumulated effect is fully recognized. As of December 31, 2004, 2003 and 2002, we recognized approximately S/.160,035,000, S/.138,190,000, and S/.112,570,000, respectively, of such accumulated effect.

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

Peruvian GAAP

     Peruvian GAAP requires that the financial statements be adjusted for inflation using the Indice de Precios al por Mayor, or the IPM, the Peruvian equivalent to the National Wholesale Price Index. See note 4(a) to the Consolidated Annual Financial Statements. For purposes of the discussion of operating revenue contained in this section, tariffs as adjusted by the CPI have also been restated in constant nuevos soles as of December 31, 2004 by using the IPM. The CPI and IPM generally follow the same pattern but have varied slightly in the past. As a result, the magnitude of tariff changes presented in this section may differ slightly from the magnitude of tariff changes established by the State Contracts. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Local and Long Distance Services”. Unless otherwise indicated, all financial data is presented in thousands of constant nuevos soles as of December 31, 2004.

     In January 2006, we will begin following the International Financial Reporting Standards (IFRS) 1 to 5 and the new versions of the International Accounting Standards (IAS), pursuant to Resolution No. 034-2005-EF/93.01 of the

CNC. The applications of these standards will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

      A. Results of Operations

     The following table sets forth our operating revenues from continuing operations for the periods indicated for each category of service shown and the percentage that each category contributes to total operating revenues. See our Consolidated Annual Financial Statements for operating revenues from discontinued operations from the years indicated below.

	Fiscal Years Ending December 31,

	2002		2003		2004

	(thousands of constant nuevos soles, except percentages)
Fixed local telephone services:
Monthly service charges	928,554	25.1%	923,363	25.5%	933,346	27.0%
Measured service charges	659,126	17.8	557,623	15.4	429,913	12.4
Installation fees	21,844	0.6	21,866	0.6	19,288	0.5
Other	99,958	2.7	104,296	2.9	102,655	3.0

Total	1,709,482	46.2%	1,607,148	44.4%	1,485,202	42.9%
International long distance
telephone services:
Incoming traffic revenues	85,642	2.3	53,789	1.5	51,102	1.5
Outgoing traffic revenues(1)	74,047	2.0	54,850	1.5	27,647	0.8
Others	31,029	0.9	65,162	1.8	30,618	0.9

Total	190,718	5.2%	173,801	4.8%	109,367	3.2%

Domestic long distance telephone
services(2)	267,383	7.2	204,062	5.6	209,042	6.0
Public and rural telephone services	798,038	21.6	736,650	20.4	677,378	19.6
Interconnection with other
operators	94,965	2.5	160,435	4.5	150,603	4.3
Business communications	213,504	5.8	238,253	6.6	311,699	9.0
Cable television	314,906	8.5	335,683	9.3	338,582	9.8
Others	110,014	3.0	160,008	4.4	177,422	5.2

Total operating revenues	3,699,010	100%	3,616,040	100%	3,459,295	100%

(1)	Calculated net of payments by us to foreign carriers for the portion of an outgoing call carried over such carrier’s network.

(2)	Includes Tarjeta 147 domestic long distance revenues.

     The following table sets forth our operating expenses for the periods indicated for each category shown and the percentage each category contributes to total operating expenses.

	Fiscal Years Ending December 31,

	2002		2003		2004

	(thousands of constant nuevos soles, except percentages)
General and administrative	965,335	34%	1,026,383	35%	923,140	35%
Personnel	443,651	16	423,911	14	383,739	15
Depreciation	906,385	32	916,693	31	910,327	35
Amortization	136,617	5	135,027	5	83,365	3
Technology transfer and
Management fee	246,421	9	309,905	11	157,843	6
Materials and supplies	59,019	2	63,515	2	69,692	3
Shared service center expenses(1)	118,140	4	102,989	4	93,529	3
Provision for impairment of
assets	—	—	—	—	27,073	1
Capitalization of costs for
telephone plant construction	(50,117)	(2)	(47,311)	(2)	(38,293)	(1)

Total operating expenses	2,825,451	100%	2,931,112	100%	2,610,415	100%

(1)	This line item includes costs associated with outsourcing services to Telefónica Gestión de Servicios Compartidos Perú S.A.C. beginning in 2001.

Comparison of Results of Operations for the Fiscal Years Ending December 31, 2004 and 2003

Operating Revenues

     Operating revenues from continuing operations decreased 4.3% to S/.3,459.3 million in 2004 from S/.3,616.0 million in 2003. This was attributable to lower revenues from Fixed Local Telephony (7.6%), Long Distance (15.7%), Public and Rural Telephony (8.0%), and Interconnection with Other Operators (6.1%), partially offset by the increase in revenues from Business Communications (30.8%), Cable Television (0.9%) and Other Operating Revenues (10.9%) .

      Fixed Local Telephone Services

     Fixed local telephone services primarily consist of measured service charges, monthly service charges, installation fees, and other services. The amount of revenue from fixed local services depends on:

  the volume of local telephone traffic (as measured by the number of minutes);

  the number of new lines installed;

  the number of billable lines in service; and

  the rates we charge which are affected by quarterly adjustments according to OSIPTEL.

     Fixed local telephone service decreased 7.6% to S/.1,485.2 million in 2004 from S/.1,607.1 million in 2003. This decrease was due to a reduction in measured service charges of 22.9% as a result of the application of the new productivity factor of (10.07%) per annum since September 1, 2004 and the new conditions of usage established by OSIPTEL.

     Monthly service charges. Monthly service revenues include the monthly basic charges for classic lines and prepaid limited-use lines. The amount of revenue depends on the rates we charge and the number of billed lines in service. Revenues from monthly service charges increased to S/.933.3 million in 2004 from S/.923.4 million in 2003, representing a 1.1% increase, in spite of the application of the new productivity factor as of September 1, 2004 and the new Conditions of Usage established by OSIPTEL.

     Measured service charges. Measured service includes revenues that we collect from local calls made by our classic line and limited-use line customers and a portion of our prepaid card sales for voice or Internet communication. Measured service revenues from classic lines derive from local calls made by our customers once they have used all their local minutes included in the monthly service charge. Measured service revenues from limited-use lines derive from the number of local minutes included in the service plan. Measured service revenues from prepaid cards are allocated to fixed local telephone services based on the amount of local traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Both classic line and limited-use line customers can use Tarjeta 147, but the latter’s usage outweighs the former’s. Measured service revenues depend first on the volume of fixed-to-fixed local telephone traffic from our classic lines as measured by the total number of minutes and the rates that we charge. Measured service revenues from limited-use lines depend second on the number of limited-use plans purchased by our customers and the number of minutes included in the plan. In general, revenues for this service were negatively impacted as a result of the growth in the base of limited consumption and prepaid lines, which increased from 47% to 57% of the total lines in service during 2004. Furthermore, it was impacted by the reduction of Internet billable time due to the increase of broadband clients and for the trend of substituting traffic for mobile telephony.

     Revenues from measured local service decreased to S/.429.9 million in 2004 from S/.577.6 million in 2003, representing a 22.9% decrease due to the application of the new productivity factor and the new Conditions of Usage.

     Installation. Revenues from installation fees consist primarily of fees for installation of new phone lines. Revenues depend on the number of new lines installed and the installation rate that we charge. Revenues from installation fees decreased to S/.19.3 million in 2004 from S/.21.9 million in 2003, representing an 11.8% decrease. This decrease was due primarily to a decrease in the installation rate, partially offset by an increase in the number of installations.

     Other. Revenues from other services consist of fees from Memovox, three-party conferencing, sale of telephones and reconnections (restoration of services), among others. Revenues decreased 1.6% to S/.102.7 million in 2004 from S/.104.3 million in 2003, due to a 30.2% decrease in revenues from reconnection fees, resulting from customers switching to limited-use and prepaid lines.

      International Long Distance Telephone Services

     International long distance services consist of incoming and outgoing international telephone traffic and switched transit traffic throughout Perú. The amount of revenues depends on the following:

  the volume of incoming and outgoing international telephone traffic (as measured by the number of minutes);

  the rates we charge our customers;

  the settlement rates agreed to with various international carriers; and

  the volume of sales of our prepaid phone cards.

     International long distance telephony revenues amounted to S/.109.4 million in 2004 from S/.173.8 million in 2003, representing a 37.1% decrease.

     Incoming traffic revenues. Incoming traffic revenues consist of the measured service charge for an incoming international long distance call. Revenues from incoming international long distance traffic fell to S/.51.1 million in 2004 from S/.53.8 million in 2003, representing a 5.0% decrease. This decrease was due to an average of 33% lower settlement rates.

     Outgoing traffic revenues. Outgoing traffic revenues consist of the measured service charge for an outgoing international long distance call. Revenues from international long distance outgoing traffic reached S/.27.6 million in 2004 from S/.54.9 million in 2003, representing a 49.6% decrease, primarily due to lower tariffs as a result of continual marketing campaigns and market competition and less traffic, which decreased 18%.

     Others. Revenues from other international long distance come from “Tarjeta Hola Perú” and other sources, such as rental fees from international operators for the use of our circuits. Revenues from prepaid cards are allocated to international outgoing calls based on the amount of international traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Revenues decreased by 53.0% in 2004 to S/.30.6 million from S/.65.2 million in 2003. This decrease was due to the fact that, as of 2004, earnings of the “Hola Perú” cards are registered in a separate manner under Domestic Long Distance Telephone Services and under the line item “Others”. Previously they had been recorded entirely under the line item “Others”.

      Domestic Long Distance Telephone Services

      The amount of revenues from domestic long distance services depends on:

  the rates we charge our customers;

  the volume of domestic long distance traffic (as measured by the number of minutes); and

  the volume of sales of our prepaid phone cards.

      Revenues from domestic long distance increased 2.4% to S/.209.0 million in 2004 from S/.204.1 million in 2003 as a result of registered revenues from the “Hola Perú” card, as domestic long distance traffic, which were registered in 2003 under the line item “Others” as revenues from international long distance. These revenues offset the decrease in revenues from direct dial which resulted from less traffic during 2004 (9.3% less than in 2003) and lower tariffs as a result of continual promotions and the substitution of direct dial with prepaid cards.

     Revenues from prepaid cards are allocated to domestic long distance based on the amount of domestic long distance traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month.

      Public and Rural Telephone Services

     Public and rural telephone services primarily consist of the operation of telephones, which accept both coins and prepaid cards, as well as the sale of telephone cards and advertising on booths and on telephone cards. The amount of revenues from public and rural telephone services depends on:

  the number of public telephones in service;

  the volume of traffic (measured in terms of both number of calls and minutes);

  the rates charged per call and per minute; and

  the volume of sales of our prepaid phone cards.

     Revenues from prepaid cards are allocated to public telephone service based on the amount of public telephone traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month.

     Revenues from public and rural telephone services decreased 8.0% to S/.677.4 million in 2004 from S/.736.7 million in 2003, mainly explained by lower revenues from fixed-to-fixed domestic long distance traffic due to market pressure on tariffs as a result of significant migration from coin usage to the use of prepaid cards sold by us and other operators, the increase in the mobile subscriber base, the increase of prepaid lines in basic telephony and the increase in our main competitors’ new lines.

      Interconnection with other operators

     Revenues under this line item decreased to S/.150.6 million in 2004 from S/.160.4 million in 2003, representing a 6.1% decrease. These revenues come from interconnection services provided to other telephone operators.

     The amount of interconnection revenues is determined by:

  the number of fixed, long distance multi-carrier and mobile telephone calls that need to be interconnected; and

  the interconnection rates we charge, which are contractually negotiated among telephone operators but are also capped at a maximum default charge established by OSIPTEL.

     Revenues decreased primarily as a result of a decrease in the number of long distance operators, some of which exited the market as a result of the failure to fulfill their payment obligations to the Company.

      Business Communications

     Our revenues for business communications are derived from our data transmission services, including Digired and ADSL, among others, from the commercialization of ISDN lines and from the sale or leasing of telephone exchanges. The amount of our revenues is determined by:

  rates and prices charged for various services and products; and

  the quantity of our services and products sold or leased to customers.

     Business communication revenues increased 30.8% to S/.311.7 million in 2004 from S/.238.3 million in 2003, primarily due to the strong promotion of growth in broadband. As a result, ADSL lines in service increased from 66,403 at the end of 2003 to 185,516 at the end of 2004, a 179.4% increase. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

      Cable Television

     Cable television services are provided through our wholly owned subsidiary Telefónica Multimedia S.A.C. The amount of revenues from Telefónica Multimedia for cable television and CableNet broadband cable Internet connection services depend primarily on:

  the number of subscribers;

  the rates that we charge for various service and program options;

  installation fees charged to new subscribers; and

  advertising revenues.

     Total revenues from Telefónica Multimedia increased 0.9% to S/.338.6 million in 2004 from S/.335.7 million in 2003.

     Cable television. Revenues from cable television services come from monthly access fees. Revenues increased 0.6% to S/.276.8 million in 2004 from S/.275.1 million in 2003.

     CableNet. CableNet revenues are derived from monthly access fees and installation fees, which comprised 8.2% of Telefónica Multimedia’s revenues. CableNet revenues increased by 15.2% to S/.27.8 million in 2004 from S/.24.1 million in 2003, primarily due to an increase in the number of users of CableNet as a result of advertising campaigns and promotional offers.

     Advertising. Advertising revenues represent 8.5% of the revenues of Telefónica Multimedia. Revenues decreased 4.7% to S/.28.9 million in 2004 from S/.30.3 million in 2003, primarily due to the appreciation of the nuevo sol against the U.S. dollar in 2004 of 5.23% .

     Others. Includes TV Net and Other TV Cable revenues (installation fees, decoder, others). These revenues decreased 16.1% to S/.5.1 million in 2004 from S/.6.1 million in 2003, generated mainly by increasing revenues of installation fees.

      Others

     Revenues under this line item increased to S/.177.4 million in 2004 from S/.160.0 million in 2003, representing a 10.9% increase. These revenues come from services granted to related companies. In addition, revenue increase resulted from the revenue increase in network adaptation, which resulted from the increase in the number of operators in the market.

Cost of Sales and Operating Expense

     Cost of sales and operating expenses primarily consist of general and administrative expenses, personnel expenses and depreciation. Operating expenses from continuing operations amounted to S/.2,610.4 million in 2004 from S/.2,931.1 million in 2003, representing a 10.9% decrease. This was due to a decrease of the management fee paid to Telefónica Internacional (the “Management Fee”) of S/.152 million (49.1%), a decrease in general and administrative expenses of S/.103.2 million (10.1%), a decrease in the personnel expense of S/.40.2 million (9.5%), decreases in depreciation of S/.6 million (0.7%) and amortization of S/.52 million (38.3%), and a decrease in shared service center expenses of S/.9.5 million (9.2%), which was partially offset by higher expenses in materials and supplies of S/.6.2 million (9.7%) and a new provision for impairment of assets of S/.27 million.

      Personnel

      Personnel expenses are determined by:

  salaries and benefits paid to each employee; and

  the number of employees.

     Personnel expenses decreased to S/.383.7 million in 2004 from S/.423.9 million in 2003, representing a 9.5% decrease due to the reduction in the headcount of Telefónica del Perú SAA in light of the Voluntary Early Retirement Program announced in October until March 31, 2005. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) decreased by 4.9% to 3,153 employees at the end of 2004 from 3,316 employees at the end of 2003.

      General and Administrative

     General and administrative expenses include services provided by third parties (consisting of expenses for leases, maintenance and repairs, inter alia) and provisions for doubtful accounts. General and administrative expenses decreased 10.1% to S/.923.1 million in 2004 from S/.1,026.4 million in 2003. This decrease was primarily due to (a) the reduction in provisions for doubtful accounts which decreased to S/.49.6 million in 2004, or 1.4% of revenues, compared to S/.131.6 million in 2003, or 3.6% of revenues, representing a decrease of 62.3% in 2004 primarily due to lower registered earnings in business, an increase of the prepaid base, a new regulation regarding collections to other operators and improvements in collection management; and (b) a reduction in the engagement of third-party services which decreased 1.3% to S/.774.4 million from S/.784.6 million in 2003.

      Depreciation

     Depreciation remained relatively constant, decreasing only 0.7% to S/.910.3 million in 2004 from S/.916.7 million in 2003.

      Amortization

     Amortization decreased 38.3% to S/.83.4 million in 2004 from S/.135.0 million in 2003. This decrease was primarily due to the fact that certain software applications reached their useful lives and are now completely amortized.

      Technology Transfer and Management Fee

     Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to a management contract. Telefónica Internacional receives a transfer fee which is equal to 1% of our quarterly service income. As of the second quarter of 2004, its management fees were equal to 9% of our earnings from operations (without depreciation, amortizations, payment of fees, taxes, rights and other economic outflows set forth under the concession agreements).

     As of the third quarter of 2004, as a result of an addendum dated September 30, 2004 entered into with Telefónica Internacional, this fee is calculated with respect to advisory and consulting services performed by professionals and specialized technicians appointed by Telefónica Internacional who provide their services subject to a fixed fee. Such addendum nullified the application of the 9% fee mentioned before.

     These fees decreased 49.1% to S/.157.8 million in 2004 from S/.309.9 million in 2003. The Management Fee is paid on a quarterly basis, only if we meet certain financial criteria. In 2004, the criteria was satisfied in the three quarters and the Management Fee was paid three times that year. In 2003, the Management Fee was paid four times because we satisfied the criteria during four quarters.

      Materials and Supplies

     Expenses related to materials and supplies include expenses associated with projects for business communications, such as the sales of telephone exchanges and fuel costs for our vehicles. Materials and supplies expenses increased 9.7% to S/.69.7 million in 2004 from S/.63.5 million in 2003. This was primarily due to the increase and development of the ADSL product.

      Shared Service Center Expenses

     Shared service center expenses include refundable costs and payments made to Telefónica Gestión de Servicios Compartidos Perú S.A.C. pursuant to a service contract for the provision of administrative services. These expenses decreased 9.2% to S/.93.5 million in 2004 from S/.103.0 million in 2003. This change was primarily due to lower prices charged by Telefónica Gestión de Servicios Compartidos Perú S.A.C. due to increased efficiency in the services they provide us.

      Provision for Impairment of Assets

     In 2004, we had a provision for impairment of assets in an amount of S/.27.1 million. We did not have a similar provision in 2003. This provision resulted from a revision to the value of assets that we no longer use and to the replacement of certain software applications.

      Capitalization of Costs for Telephone Plant Construction

     Capitalization of costs for telephone plant construction represents the value of work performed for and capitalized as part of fixed assets. This amount decreased 19.1% to S/.38.3 million in 2004 compared with S/.47.3 million in 2003. This decrease was due to a lower level of costs in proportion to investments.

Operating Income

     Operating income reached S/.848.9 million in 2004 compared to S/.684.9 million in 2003, representing a 23.9% increase. This was primarily due to lower Management Fee payments, Depreciation, Amortization and Personnel expenses.

Other Income (Expenses)

     Non-operating loss (“Other income (expenses)”) decreased 2.7% to S/.397.4 million in 2004 from S/.408.4 million in 2003. This was caused by the effect of a 15.5% decrease in the interest expenses from S/.145.6 million in 2003 to S/.123.1 million in 2004 as a result of lower debt levels due to better cash flow generation and lower interest rates.

      Other expenses, net

     The losses registered in “Other expenses, net” increased 1.3% to S/.298.8 million in 2004 from S/.295.1 million in 2003 due primarily to an increase in provisions and prior years’ expenses, including provisions related to asset depreciation and amortization and to deferred expenses.

Gain (Loss) From Exposure to Inflation

     The amount adjusted for inflation was a gain in 2004 of S/.78.7 million compared to a gain of S/.7.1 million in 2003. This was caused by the effect of a 4.89% increase in the IPM (Index of Wholesale Prices) and an appreciation of the nuevo sol by 5.23% in 2004.

Workers’ Profit Sharing Expense

     Workers’ profit sharing expense is calculated as a percentage of income before income tax. Workers’ profit sharing expense increased 83.6% to S/.128.3 million in 2004 from S/.69.9 million in 2003. The increase was primarily due to a higher net income before taxes.

Income Tax

     Income tax is determined at the income tax rate of 30%. Income tax increased 83.9% to S/.350.9 million in 2004 from S/.190.8 million in 2003. The increase was also due to a higher net income before these taxes.

Net Income

     Notwithstanding the S/.156.7 million decrease in operating revenues in 2004 with respect to 2003, which was offset by lower expenses related to a reduction in the Management Fee of S/.152.1 million and the positive effect of the monetary correction in S/.71.5 million, net income increased 121.1% to S/.50.9 million in 2004 compared to S/.23.0 million in 2003. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

Comparison of Results of Operations for the Fiscal Years Ending December 31, 2003 and 2002

Operating Revenues

     Operating revenues from continuing operations decreased 2.2% to S/.3,616.0 million in 2003 from S/.3,699.0 million in 2002. This was attributable to lower revenues from Fixed Local Telephony (6.0%), Long Distance (17.5%), and Public and Rural Telephony (7.7%), partially offset by the increases in revenues from Interconnection with Other Operators (68.9%), Business Communications (11.6%), Cable Television (6.6%), and Other Operating Revenues (45.4%) .

      Fixed Local Telephone Services

     Fixed local telephone service decreased 6.0% to S/.1,607.1 million in 2003 from S/.1,709.5 million in 2002. This decrease was due to a reduction in measured service charges of 15.4% as a result of the migration to new tariff plans, which began in the first quarter of 2003, and the application of the productivity factor in March, June, September and December of 2003.

     Monthly service charges. Revenues from monthly service charges decreased to S/.923.4 million in 2003 from S/.928.6 million in 2002, representing a 0.6% decrease due to the migration to our new tariff plans launched between March and May 2003 and due to the application of the productivity factor.

     Measured service charges. Revenues from measured local service decreased to S/.557.6 million in 2003 from S/.659.1 million in 2002, representing a 15.4% decline due to decreased traffic as a result of the migrations to our new tariff plans implemented in 2003 and the application of the productivity factor.

      Installation. Revenues from installation fees amounted to S/.21.9 million in 2003, similar to 2002.

     Other. Other revenues increased 4.3% to S/.104.3 million in 2003 from S/.100.0 million in 2002, primarily due to S/.4.2 million higher revenues resulting from payments made by other operators for the network adaptation to allow our customers to make long distance calls through them.

      International Long Distance Telephone Services

     International long distance telephony revenues amounted to S/.173.8 million in 2003 from S/.190.7 million in 2002, representing an 8.9% decrease.

     Incoming traffic revenues. Revenues from incoming international long distance traffic fell to S/.53.8 million in 2003 from S/.85.6 million in 2002, representing a 37.2% decrease. This decrease was caused by an average of 38.0% lower settlement rates.

     Outgoing traffic revenues. Revenues from international long distance outgoing traffic reached S/.54.9 million in 2003 from S/.74.0 million in 2002, representing a 25.9% decrease, primarily due to lower tariffs as a result of continual advertising campaigns and market competition.

     Others. Revenues from other international long distance calls increased by 110.0% in 2003 to S/.65.2 million from S/.31.0 million in 2002. This increase was due to sales of “Hola Perú” cards resulting primarily from the development of distribution channels and from the establishment of more market competitive rates. In addition, during 2003 we conducted the advertising campaign “Soles de Regalo”, which increased the value of the prepaid cards by 30%. We also promoted prepaid cards for different events such as “El Caserito Regalón” and “Ferias y Bodega”.

      Domestic Long Distance Telephone Services

     Revenues from domestic long distance decreased 23.7% to S/.204.1 million in 2003 from S/.267.4 million in 2002, primarily due to lower tariffs as a result of continual promotions and the substitution of direct dial with prepaid cards.

      Public and Rural Telephone Services

     Revenues from public and rural telephone services decreased 7.7% to S/.736.7 million in 2003 from S/.798.0 million in 2002, mainly explained by lower revenues from fixed-to-fixed domestic long distance traffic due to market pressure on tariffs as a result of significant migration from coin usage to the use of prepaid cards sold by us and other operators, the increase in the mobile subscriber base, the increase of prepaid lines in basic telephony and the increase in our main competitors’ new lines.

      Interconnection with Other Operators

     Revenues under this line item increased to S/.160.4 million in 2003 from S/.95.0 million in 2002, representing a 68.9% increase, primarily due to 138% higher revenues from long distance operators.

      Business Communications

     Business communication revenues increased 11.6% to S/.238.3 million in 2003 from S/.213.5 million in 2002, primarily due to the strong promotion of growth in broadband. As a result, ADSL lines in service increased from 20,800 at the end of 2002 to 66,403 at the end of 2003, a 219.2% increase. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

      Cable Television

     Revenues from Telefónica Multimedia increased 6.6% to S/.335.7 million in 2003 from S/.314.9 million in 2002, primarily due to an increase in the number of subscribers.

     Cable television. Revenues from cable television services come from monthly access fees. Revenues increased 3.2% to S/.275.1 million in 2003 from S/.266.6 million in 2002, primarily due to an increase in the number of subscribers.

     CableNet. CableNet revenues are derived from monthly access fees and installation fees, which comprised 7.2% of Telefónica Multimedia’s revenues during 2003. CableNet revenues increased by 92.4% to S/.24.1 million in 2003 from S/.12.5 million in 2002, primarily due to an increase in the number of users of CableNet as a result of advertising campaigns and promotional offers.

     Advertising. Advertising revenues represented 9.0% of the revenues of Telefónica Multimedia during 2003. Revenues decreased 6.1% to S/.30.3 million in 2003 from S/.32.3 million in 2002. Telefónica Multimedia regained its status as one of the principal providers of advertising space in Peruvian television, with an estimated market share of 12.1% of Peruvian television advertising revenues in 2003.

     Others. Includes TV Net and Other TV Cable revenues (installation fees, decoder, others). These revenues increased 78.1% to S/.6.1 million in 2003 from S/.3.4 million in 2002, generated mainly by increasing revenues in installation fees.

      Others

     Revenues under this line item increased to S/.160.0 million in 2003 from S/.110.0 million in 2002, representing a 45.4% increase, primarily due to the revenue from network adaptation, which resulted from the increase in the number of operators in the market.

Cost of Sales and Operating Expense

     Operating expenses from continuing operations amounted to S/.2,931.1 million in 2003 from S/.2,825.5 million in 2002, representing a 3.7% increase. This was due to an increase in general and administrative expenses of S/.61.0 million (6.3%), an increase in depreciation of S/.10.3 million (1.1%) and an increase in materials and supplies of S/.4.5 million (7.6%), which was partially offset by lower personnel expenses (S/.19.7 million) and amortization (S/.1.6 million).

      Personnel

     Personnel expenses decreased to S/.423.9 million in 2003 from S/.443.7 million in 2002, representing a 4.4% decrease due to a lower average number of employees. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) decreased by 1.5% to 3,316 employees at the end of 2003 from 3,366 employees at the end of 2002.

      General and Administrative

     General and administrative expenses increased 6.3% to S/.1,026.4 million in 2003 from S/.965.3 million in 2002. This increase is primarily due to advertising and promotion expenses related to the new tariff plans, the contract with Terra regarding the development of advertising services, the provision of broadband content and email services, and higher expenses for sports events and signal rentals due to the 7.0% increase in the average lines of Cable TV from the year 2002.

     Provisions for doubtful accounts increased to S/.131.6 million in 2003, or 3.6% of revenues, compared with S/.126.0 million in 2002, or 3.4% of revenues in 2002, which represents an increase of 4.5% in 2003 primarily due to a decrease in collection rates for interconnection receivables.

      Depreciation

     Depreciation increased 1.1% to S/.916.7 million in 2003 from S/.906.4 million in 2002. This increase was primarily due to new activations in our installed plant. On December 31, 2003, work in progress decreased by 10.4% to S/.255.1 million compared with S/.284.7 million in 2002. The increase in our installed plant in service increased the base upon which we calculate our depreciation, resulting in a higher depreciable average plant, and higher depreciation costs.

      Amortization

     Amortization decreased 1.2% to S/.135.0 million in 2003 from S/.136.6 million in 2002. This decrease was primarily due to to the fact that certain software applications reached their useful lives and are now completely amortized.

      Technology Transfer and Management Fee

     Technology transfer and management fees increased 25.8% to S/.309.9 million in 2003 from S/.246.4 million in 2002. The management fee was paid on a quarterly basis provided we met certain financial criteria. In 2003, such criteria was met in all four quarters, thus, the management fee was paid four times during the year. In 2002, the management fee was paid three times because we met the criteria in three quarters.

      Materials and Supplies

     Materials and supplies expenses increased 7.6% to S/.63.5 million in 2003 from S/.59.0 million in 2002. This was primarily due to the increase and development of the ADSL product.

      Shared Service Center Expenses

     Shared service center expenses decreased 12.8% to S/.103.0 million in 2003 from S/.118.1 million in 2002. The decrease was principally due to improvements in efficiency. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Other Contracts”.

      Capitalization of Costs for Telephone Plant Construction

     Capitalization of costs for telephone plant construction decreased 5.6% to S/.47.3 million in 2003 compared with S/.50.1 million in 2002. This decrease was due to a lower level of costs in proportion to investments.

Operating Income

     Operating income reached S/.684.9 million in 2003 compared with S/.873.6 million in 2002, representing a 21.6% decrease. This was primarily due to the lower revenues from Long Distance, Local Telephony, and Public and Rural Telephony as well as an increase in operating expenses.

Other Income (Expenses)

     Non-operating loss (“Other income (expenses)”) decreased 25.9% to S/.408.4 million in 2003 from S/.550.9 million in 2002. The reduction was due to the following:

  The losses registered in “Other expenses, net” decreased to S/.295.1 million in 2003, S/.68.3 million less than 2002 due to lower extraordinary expenses as a result of lower costs related to the disposal of investments and stocks, and lower costs of early retirement programs.

  Interest expense decreased to S/.145.6 million in 2003 from S/.243.6 million in 2002, mainly because of lower debt levels resulting from the better cash flow generation and the lower interest rates reducing our interest expense.
Gain (Loss) From Exposure to Inflation/Deflation

     The amount adjusted for inflation was a gain in 2003 of S/.7.1 million compared to a loss of S/.17.2 million in 2002. This was caused by the effect of the devaluation of the nuevo sol by 2% against the U.S. dollar and the increase in the IPM by 2% in 2003.

Workers’ Profit Sharing Expense

     Workers’ profit sharing expense decreased 5.4% to S/.69.9 million in 2003 from S/.73.8 million in 2002. The decrease was primarily due to a decrease in net income before taxes, which decreased the proportionate expenditure.

Income Tax

     Income tax decreased 4.0% to S/.190.8 million in 2003 from S/.198.8 million in 2002. The decrease was primarily due to a decrease in net income.

Net Income

     Net income amounted to S/.23.0 million in 2003 compared with S/.32.8 million in 2002, representing a 29.8% decrease, as a result of the factors discussed above. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

U.S. GAAP Reconciliation

     Our financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read note 35 to our Consolidated Annual Financial Statements for a description of the principal differences between Peruvian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity. The comparisons are as follows:

  For the year ended December 31, 2004, net income was S/.221.4 million under U.S. GAAP compared to net income of S/.50.9 million under Peruvian GAAP, and shareholders’ equity was S/.2,892 million under U.S. GAAP compared to S/.2,727 million under Peruvian GAAP.

  For the year ended December 31, 2003, net income was S/.9.51 million under U.S. GAAP compared to S/.23.0 million under Peruvian GAAP, and shareholders’ equity was S/.3,436 million under U.S. GAAP compared to S/.3,463 million under Peruvian GAAP.

  For the year ended December 31, 2002, net income was S/.31.8 million under U.S. GAAP compared to S/.32.8 million under Peruvian GAAP, and shareholders’ equity was S/.3,580 million under U.S. GAAP compared to S/.3,640 million under Peruvian GAAP.

B. Liquidity and Capital Resources

Sources of funds

     During 2004, we decreased our total debt at year-end to S/.1,708 million from S/.1,837 million in 2003. At December 31, 2004, we had S/.63 million in cash and banks, which are held in U.S. dollars and nuevos soles.

     In July 26, 2005 we will pay our shareholders an aggregate amount of approximately S/.755 million in connection with the capital reduction approved in May 2005.

Cash Flow Analysis

     The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures refer to cash outflows:

	Year ended December 31,

	2002	2003	2004	2004

	(thousands of nuevos soles)			(thousands of
				U.S. dollars)
Net cash inflow from operating activities	1,717,215	1,231,155	1,297,597	395,368
Net cash outflow from investing activities	(259,004)	(370,049)	(466,307)	(142,080)
Net cash outflow from financing activities	(1,564,190)	(866,693)	(810,842)	(247,057)
Effects of (inflation/deflation) on cash	(1,221)	(1,111)	(9,573)	(2,917)
Increase (decrease) in cash and banks	(107,200)	(6,698)	10,875	3,314

Cash Flows from Operating Activities

     Cash flow from operations increased 5% to S/.1,298 million in 2004 from S/.1,231 million on December 31, 2003 due primarily to lower payments to suppliers, interest expenses and management fees, partially offset by a decrease in revenues during 2004, primarily resulting from the effect of the application of the productivity factor.

Cash Flows from Investing Activities

     Cash outflow from investing activities for continuing operations increased 26% to S/.466 million in 2004 from S/.370 million in 2003, principally due to purchases of Internet access equipment, mainly through broadband technologies and traditional voice lines, as well as the use of a new commercial invoicing and support system. As a result of this policy, the purchase of plant, equipment, materials and supplies increased 10% to S/.494 million in 2004 from S/.450 million in 2003. Net proceeds from the sale of assets decreased by 49.7% to S/.40 million from S/.80 million in 2003. Furthermore, we paid S/.12.7 million to Antena 3 S.A. for the acquisition of 99.99% of the shares representing the capital stock of Antena 3 Producciones, S.A. (currently, Media Networks Perú S.A.C.).

Cash Flows from Financing Activities

     Our net cash used in financing activities decreased 6% to S/.811 million in 2004. The reduction in cash outflows from financing was mainly attributed to a decrease in net debt payments, although partially offset by higher payments made to shareholders as a result of decreases in the capital stock of the Company.

     We continued to execute our financial plan by managing our exchange rate and interest rate risk by diversifying our sources of financing. As a result, we continued with our participation in the capital markets.

      We believe that our working capital is sufficient to meet all of our present requirements.

Indebtedness

     As of December 31, 2004, total debt was S/.1,708 million, including the value of those derivatives designated as accounting hedges. Total debt decreased from S/.1,837 million in 2003 to S/.1,708 million in 2004 due to our repayments of certain promissory notes. The proportion of debt with maturity longer than one year decreased to 54% of total debt as of December 31, 2004 compared to 70% as of December 31, 2003, as a result of six bonds which are scheduled to be redeemed during 2005.

     In 2004, we amortized S/.75.8 million of our long-term indebtedness, mainly corresponding to the amortization of S/.25.9 million of our debt to Telefónica del Perú Grantor Trust and to the repayment of two local bonds issued in the local capital market for the equivalent of S/.26.3 million.

     As of December 31, 2004, our consolidated debt in nuevos soles was S/.1,075 million or 64% of total indebtedness, S/.579 million in U.S. currency or 34.4% of total indebtedness, and S/.27 million in other foreign currencies or 1.6% of total indebtedness.

     As of December 31, 2004, taking into account the purchase position of hedge derivatives of U.S.$148 million and U.S.$20.5 million in cash held in foreign currency, our net financial position with regards to foreign currency transactions was U.S.$15.8 million in liabilities as of December 31, 2004.

     See Item 11: “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk” and Item 3: “Key Information—Risk Factors—Risk Factors Related to Perú—Devaluation of the nuevo sol or unexpected changes in exchange controls would have a material adverse effect on our financial condition”.

Long-term Indebtedness

      As of December 31, 2004, our primary long-term debt was as follows:

  U.S.$41.9 million (S/.137.4 million) long-term debt with Banco Europeo de Inversión, due September 2013, bearing a fixed interest rate of 5.72%, of which U.S.$4.7 million matures in 2005;

  U.S.$31.4 million (S/.103.2 million) loan from Telefónica del Perú Grantor Trust, securitization of receivables of international long distance operators, due December 2008, bearing a fixed annual interest rate of 7.48%, of which U.S.$7.9 million matures in 2005; and

  S/.115.5 million long-term debt with BBVA Banco Continental, due April 2006, bearing a fixed interest rate of 5.95%.

     On December 16, 1998, the Company issued certificates for U.S.$150 million through Telefónica del Perú Grantor Trust (the “Trust”), a New York grantor trust. Such certificates are securitized by U.S. dollar-denominated net settlement receivables generated and owed to the Company by several international telecommunications carriers with whom we have executed service arrangements (the “purchased receivables”). The issuing Trust was created between the Company, as grantor, and The Bank of New York, as trustee, under New York law. Pursuant to the Trust, receivables are held to increase the debt service ratio to include funds on deposit in reserve accounts held by the Trustee. As of December 31, 2004, the outstanding balance of such certificates was U.S.$31.4 million.

     Under the Trust Agreement, we are required to fund a debt service reserve account (the “DSRA”) with cash equal to 110% of the “base receivables amount” (the sum of certificate interest, scheduled amortization amounts and amounts related to Peruvian taxes) due each semi-annual payment date. Under the amended trust agreement in August 2002, we added 106% of the “base receivables amount”, U.S.$6.2 million, to the DSRA to cover the possibility of a disruption of settlement payments from carriers rated Ca or lower. Consequently, the following covenant was amended. If (1) the rating by one or more of the rating agencies of the certificates is below investment grade for 180 days, (2) the corresponding downgrade was principally due to a material decrease in the amount of cash collections and proceeds of purchased receivables and (3) certificate holders representing at least 15% of the certificate balance provide written notice to the trustee, then the Trust must offer to purchase any and all outstanding certificates at a specified put price, and we are obligated to pay to the Trust the aggregate put price with respect to all certificates redeemed. See “—Credit Rating and Credit Risk” below.

      In response to the possibility of a disruption of settlement payments from carriers rated Ca or lower by Moody’s, in August 2002 we added 106% of the base receivables amount (which then represented U.S.$6.2 million) to the Debt Service Reserve Account (“DSRA”) to cover such risk. As a consequence, the trustee must retain, during each payment cycle, an amount equal to 106% of the base receivables amount plus the original 110% of the base receivables amount that is maintained in the DSRA at all times. The amount of funds in the DSRA was U.S.$11.0 million as of December 31, 2004.

Other Indebtedness

     During 2004, we continued our local capital market issuances of bonds and commercial papers. On March 26, 2004, our shareholders approved a modification of the original issue authorization. The new issue authorization, in effect extends the term until March 2008, permits issuance of (1) medium- to long-term bonds of up to U.S.$680 million and (2) commercial paper issuances of up to U.S.$300 million, provided that the amount outstanding under the two instruments combined may not exceed U.S.$900 million.

Credit Rating and Credit Risk

     Telefónica del Perú Grantor Trust certificates (the “Certificates”) are currently rated Ba2 (rating watch negative) by Moody’s Investors Services (“Moody’s”) and BBB (rating watch neutral) by Fitch Inc. The Certificates were downgraded in November 2004 by Moody’s, according to them, as a result of the deterioration of the overall quality of the core designated carriers (those who covered the base receivables payment) and a heightened volatility in net settlement cash flow due to a declining trend in net settlement per minute rates.

     The downgrade of the Certificates’ ratings has not affected our participation in the commercial paper and bond markets in Perú. In November 19, 2004, following the upgrade of the Peruvian sovereign debt, Fitch upgraded Telefónica del Perú’s foreign currency corporate rating from BB- to BB. We continue to maintain a AAA rating in the local market as rated by Apoyo & Asociados Clasificadora de Riesgo (associated with Fitch Inc.) and Class y Asociados, Clasificadora de Riesgo.

Capital Expenditures

     In 2004, we invested S/.485 million, 10% more than the previous year. This was driven by the increase in broadband and traditional telephony lines, which led to the extension of the transmission network, as well as to the use of new commercial, billing and support systems. By leveraging new technologies and increasing investment efficiency we were able to grow traditional business lines (local, payphone and cable TV) with lower capital expenditures.

     Telefónica continues to lead the development of an Information Society in Perú, allocating S/.132 million to grow public access to the Internet, mainly through broadband technologies. This initiative accounted for 27% of capital expenditures in 2004, an increase of 34% versus 2003. We expect an increase in investments for broadband access in the future.

      The following table presents capital expenditures in 2002, 2003 and 2004 for each of the categories shown:

	Years Ended December 31,(1)

	2002	2003	2004

	(millions of constant nuevos soles)
Domestic telephone network	189.8	151.5	145.4
Cable television	28.1	26.5	18.3
Public and rural telephone services	53.3	45.6	40.2
Internet	50.3	98.7	132.5
Other	17.9	119.2	148.3

	Years Ended December 31,(1)

	2002	2003	2004

	(millions of constant nuevos soles)
Total	339.5	441.5	484.8

(1)	Amounts include cash expenditures net of changes in amounts payable to equipment suppliers and applicable amounts of own work capitalized.

      Our main capital expenditures for the fiscal year ended December 31, 2004 were:

  our “core” business support system named “ATIS” being developed to improve our billing and collection capabilities (replacing old legacy applications) and to provide overall customer relationship management (CRM);

  growth in local lines, mainly for new customers;

  investment in ADSL technology, including the acquisition and installation of broadband lines;

  payphone services;

  investments to maintain the operational readiness of our network facilities; and

  growth of cable TV subscribers.

     Our investing activities are expected to total about S/.470 million for the fiscal year ending December 31, 2005. We expect the bulk of that investment to be allocated to ADSL technology, local lines growth, expansion of payphone services and to further strengthen our systems with future releases of ATIS. Furthermore, we expect a small investment to complete the changes to our network and systems to comply with new regulatory mandates.

     We believe that our capital expenditure requirements will be met through a combination of cash flows from our operations and borrowings.

     In addition, we expect that our capital expenditure amounts for 2005 and 2006 will be similar to those of recent years.

New Accounting Pronouncements

     The following is a discussion of significant new accounting pronouncements under U.S. GAAP and Peruvian GAAP in relation to our financial results.

New Accounting Pronouncements Under U.S. GAAP

     Statements of Financial Accounting Standards N° 123 (Revised 2004):

      Shared Based Payment

     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award and the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its consolidated financial position, consolidated results of operations or consolidated cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs – An Amendment of ARB No. 43, Chapter 4

     On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

     SFAS No. 151 will be applicable to valuation of inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29

      On December 16, 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

     SFAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

SAB No. 107 – Shared Based Payment

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that the adoption of SAB 107 will have any effect on its consolidated financial position, consolidated results of operations or consolidated cash flows.

FIN No. 46 – Consolidation of Variable Interest Entities – an interpretation of ARB No. 51

     In January 2003, the FASB released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate such entities. FIN 46 is effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. It also applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The adoption of this statement had no impact on our consolidated financial position or consolidated results of operations.

SAB No. 104 – Revenue Recognition and EITF 00-21

     In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of this statement had no impact on our consolidated financial position or consolidated results of operations.

EITF Issue No. 04-1 – Accounting for Pre-existing Relationships between the Parties to a Business Combination

     This issue addresses the accounting for pre-existing relationships between the parties to a business combination. The consensuses in this issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature had no impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

EITF Issue No. 01-08 – Determining Whether an Arrangement Contains a Lease

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases”. The adoption of this EITF had no impact on our consolidated financial position or consolidated results of operations.

EITF Issue No. 03-11 – Reporting Realized Gains and Losses on Derivative Instruments that Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determined that whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Non-monetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of this EITF had no impact on our consolidated financial position or consolidated results of operations.

New Accounting Pronouncements Under Peruvian GAAP

Recognition and Measurement of Financial Instruments

     CNC approved International Accounting Standard (“IAS”) 39, “Recognition and Measurement of Financial Instruments” in May 2001 and application of IAS 39 became effective under Peruvian GAAP on January 1, 2003. IAS 39 requires that all financial assets (including derivatives) be recognized at cost value, and subsequently revalued at the estimated fair value, with the exception of loans, investments held to maturity or financial investments whose values cannot be ascertained by the market, which are to be recognized at cost. In the case of financial liabilities, only derivatives and liabilities held for trading will be considered at the estimated fair value. Depending on how hedge relationship is defined per each derivative, the Company will recognize the change in fair value directly in the statement of income, or only the part corresponding to changes in the hedge item, with the balance recorded as part of shareholders’ equity. The standard also establishes that the effects of hedging operations must be recognized in the consolidated statements of income in order to offset the changes in the underlying assets that are being hedged. Its adoption had no significant impact on our financial position or results of operations.

International Financial Reporting Standards (IFRS)

     By Resolution No. 034-2005-EF/93.01 of the CNC dated February 17, 2005, published on March 2, 2005, the CNC approved and rendered official the International Accounting Standards (IAS), which were amended in December 2003 and in March 2004, and the International Financial Reporting Standards (IFRS) 1 to 5. It also cancelled IAS 15 as of January 1, 2005 and IAS 22 and 35 as of January 1, 2006.

     According to the aforementioned Resolution, the IFRS and the new versions of the IAS will apply to the preparation and presentation of financial statements as of January 1, 2006, and optionally, as of January 1, 2005. These changes will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

Investments in Property

     The CNC approved IAS 40, “Investments in Property”, in May 2001 and application of IAS 40 became effective under Peruvian GAAP on January 1, 2002. IAS 40 requires that one of the following recording methods be applied with regard to lease income generated from investments in property:

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

Accounting for Inflation

     Pursuant to CNC Resolution No. 031 2004/EF/93.01 issued on May 18, 2004, the CNC has suspended the requirement to adjust the financial statement for inflation. Beginning on January 1, 2005, the balances as of December 31, 2004, adjusted for inflation, will be considered as initial historical balances.

C. Research and development, patents and licenses, etc.

     In May 1994, CPT and Entel each entered into a Technology Transfer and Management Agreement with Telefónica Internacional for a term of five years, to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the concession.

     Under the agreement, Telefónica Internacional agreed to provide technical and operational expertise with respect to our entire range of activities. We also participate with the other companies in the Telefónica Group in the development and implementation of major projects designed to streamline the group’s overall management and operation of networks and services. Technology transfer fees amounted to S/.30.4 million in 2004, S/.47.2 million in 2003, and S/.36.9 million in 2002.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations

     The following table discloses aggregate information about our contractual obligations as of December 31, 2004:

	Payments due by period

		Less
		than 1	1-3	4-5	After 5
	Total	year	years	years	years

	(millions of constant nuevos soles)
Contractual obligations
Long-term debt	918	–	565	228	125
Capital lease	–	–	–	–	–
Operating lease	192	33	76	28	55
Purchase obligations	–	–	–	–	–

Total contractual obligations	1,110	33	641	256	180

     We have additional commitments under derivative contracts. For a discussion of these additional commitments, see Item 11: “Quantitative and Qualitative Disclosures About Market Risk”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

     In accordance with our bylaws, the Annual Shareholders’ Meeting on March 26, 2003 established the number of directors of the board of directors for the current term as nine. As a result, the Special Shareholders’ Meeting for Class A-1 shares appointed five directors. The Special Shareholders’ Meeting for Class B shares appointed four directors. As of December 31, 2004, the board of directors is comprised as follows:

Name	Class of Shares	First Appointed

José Fernando de Almansa Moreno-Barreda	Class A-1	2003
José María Álvarez-Pallete López	Class A-1	2002
Alfonso Ferrari Herrero	Class A-1	2003
Antonio Carlos Valente Da Silva	Class A-1	2004
Enrique Used Aznar	Class A-1	2001
José Antonio Colomer Guiu	Class B	2000
Luis Javier Bastida Ibargüen	Class B	2003
Javier Nadal Ariño	Class B	2003
Juan Revilla Vergara	Class B	2003

      The current occupations and employment histories of our current directors are set forth below:

     José Fernando de Almansa Moreno-Barreda, a Spanish national, has been a member of our board of directors since 2003. He holds a law degree from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as secretary of the Spanish embassy in Brussels, cultural counselor of the Spanish representation to Mexico, chief director for Eastern European affairs and Atlantic affairs in the Spanish Foreign Affairs Ministry, counselor to the Spanish permanent representation to NATO in Brussels, minister-counselor of the Spanish embassy in the Soviet Union, general counsel of the National Commission for the Fifth Centennial of the Discovery of the Americas, and deputy general director for Eastern European affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently the personal adviser to His Majesty. He is a member of the board of directors and president of the International Affairs Commission of Telefónica S.A., and a member of the board of directors of Telefónica Móviles S.A., Telefónica de Argentina S.A., Telecomunicaçoes de Sao Paulo S.A., and BBVA Bancomer Mexico.

     José María Álvarez-Pallete López, a Spanish national, was appointed chairman and chief executive officer of Telefónica Internacional S.A. on July 24, 2002. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (“CEMEX”) as head of the Investor

Relations and Studies department. In 1996, he was promoted to Financial Manager for the company in Spain, and in 1998 to General Manager for Administration and Financial Affairs for CEMEX Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is a member of the following additional boards of directors: Telefónica de España, Telefónica Móviles S.A., Telefónica Data S.A., Telefónica Internacional, Telefónica de Argentina, Telesp, Telefónica CTC Chile, among others. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

     Alfonso Ferrari Herrero, a Spanish national, has been a director since March 2003 and president of the Audit Committee since April 2003. He also serves as a director of Telefónica, S.A., and Telefónica CTC-Chile, S.A., among others. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A., and prior to that, he served on several boards of directors representing Banco Urquijo where he had been a partner since 1985. He has a doctorate in Industrial Engineering from the Polytechnic University of Madrid and he holds an MBA from Harvard University.

     Antonio Carlos Valente Da Silva, a Brazilian national, was appointed a member of the board of directors of Telefónica del Perú S.A.A. and President thereof on November 24, 2004. Previously, he was the maximum authority in regulation of Grupo Telefónica for Latin America. He has acted as Vice-President of the Agencia Nacional de Telecomunicaciones (Anatel) of Brazil and during 2002-2003 he acted as President of the Foro Latinoamericano de Reguladores de Telecomunicaciones (Regulatel), an institution which unites 19 countries of Latin America and the Caribbean. He has had managerial positions in the Telebras System, in the following areas: engineering of telecommunications systems, technical operational basis and managerial principles. Mr. Valente is an electrical engineer and has completed post graduate studies in business administration and specialization courses in systems and business, including managerial strategy in MIT/Sloan.

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

     José Antonio Colomer Guiu, a Spanish national, has been a director since January 2000. Mr. Colomer is the general managing director of BBVA Banco Continental and general managing director of Holding Continental S.A., among others. He has held the positions of president and executive president of Banco Bilbao Vizcaya Puerto Rico and has been entrusted with many positions of responsibility within Grupo BBVA. Mr. Colomer holds a degree in Corporate Business Management and in Leadership and Innovation from IESE, Universidad de Navarra, Spain, and in Marketing from ESADE, among others.

     Luis Javier Bastida Ibargüen, a Spanish national, has been a director and a member of the Audit Committee since October 2003. He has been the chief financial officer and general sub-director of Banco Bilbao Vizcaya, as well as the general director of that group and a member of the direction committee of Banco Bilbao Vizcaya Argentaria. He is a non-executive director and independent consultant of different companies. He is also a member of the Instituto Español de Analistas Financieros and founding member of the Asociación Española de Planificación. Mr. Bastida graduated in business science from E.S.T.E (San Sebastián), holds a master in business administration from Columbia University and had several courses in executive education at I.M.I. (Ginebra) and I.E.S.E. (Madrid).

     Javier Nadal Ariño, a Spanish national, was chairman of the board of directors from January 2003 to November 2004. Currently he is a director of Telefónica del Perú and General Manager of Institutional Relations and Group Origins. He has been the adjunct general director of corporate regulations of Telefónica, S.A. since November 2002 and was the chairman of the board of directors of Telefónica de Argentina, S.A. between 1995 and 1997. Between 1985 and 1995, he was the General Telecommunications Director (Spanish Public Administration). During that period, he also worked as the Spanish government’s delegate at Telefónica. He was the chairman of Retevisión between 1989 and 1994. He has performed professional activities in the industrial sector at Telettra

Española in Milan, Italy and at Torrejón de Ardoz, Spain between 1972 and 1977, and has contributed, as an expert, to the United Nations Development Programme in Latin America. Mr. Nadal is a telecommunications engineer from Universidad Politécnica in Madrid, Spain and holds a certificate of advanced studies in political science and Sociology from Universidad Complutense in Madrid, Spain.

     Juan Revilla Vergara, a Peruvian national, has been the chief executive officer since January 2003. Previously, he was the corporate acquisitions director of the Telefónica Group. He was vice president of Administration and Finance of Telesp (Brazil) and our control vice president. He spent part of his professional career as a senior analyst responsible for issuances at the Stock Exchange National Commission in Spain. Mr. Revilla holds a degree in business administration from Universidad del Pacífico, Lima, Perú.

Executive Officers

     Our executive officers oversee our business operations and are responsible for the execution of the policy decisions of the board and of the shareholders’ meetings. Our executive officers as of March 31, 2005, their respective positions with us, and the year they became executive officers are set forth below. All executive officers serve at the discretion of the board of directors.

     The employment histories of our executive officers other than Mr. Valente and Mr. Revilla, who are directors, are set forth below:

Name	Title	Year

Antonio Carlos Valente Da Silva	President of the Board of Directors	2004
Juan Revilla Vergara	Chief Executive Officer	2004
Luis Delamer	Managing Director of Wholesale Business	2004
Vicente Arnaiz Muñoz	Managing Director of Small Business and Professionals	2004
Carlos Oviedo Valenzuela	Managing Director of Communications	2005
Séneca De la Puente Estremadoyro	Managing Director of Resources and Customer Services	2003
Ludwig Allan Vicente Meier Cornejo	Managing Director of Institutional Relations	2001
Álvaro Badiola Guerra	Managing Director of Control	2004
Manual Plaza Martín	Managing Director of Networks and Operations	1999
Gabriel Frías Garcia	Managing Director of Commercial Business	2004
Julia María Morales Valentín	General Counsel and Secretary of the Board	2002
José Fermín Álvarez Carril	Chief Financial Officer	2004
Michael Duncan Cary-Barnard	Managing Director of Residential Communications	2004
Manuel Lara Gómez	Managing Director of Internal Audit	2004
Renán Oliveira de Barros Leal	Managing Director of Planning and Development of Products and Services	2003

     Luis Delamer, an Argentine national, has served as the Managing Director of Wholesale Business Unit for Telefónica del Perú S.A.A. since June 16, 2004. In this capacity he is responsible for the commercial relationship between the Company and the operators and providers of telecommunications services in Perú, in addition to the development of new products and services that comprise the Wholesale Business Unit. He joined Grupo Telefónica in 1997, specifically Telefónica de Argentina, S.A., where he was responsible for wholesale prices, interconnection, tax and competition regulation, among other things. Mr. Delamer is an industrial engineer and earned his degree from the Universidad de Buenos Aires, in Argentina. He has a post-graduate degree in strategic marketing. Currently, he is finishing his masters in economics at the Universidad del CEMA.

     Vicente Ricardo Arnaiz Muñoz, a Peruvian national, has been the Managing Director of Small Business and Professionals at Telefónica del Perú since June 16, 2004. He joined Grupo Telefónica in 2000. Mr. Arnaiz has fifteen years of experience in business, with leading financial firms such as Grupo Crédito, Orión (Grupo Carsa) and Banco Santander Perú. In recent years he has served as commercial manager. Mr. Arnaiz studied law and political science at the Universidad Particular San Martín de Porres in Lima. He is also a member of the second installment of the Executive Program (Programa de Dirección) at UPC, and has participated in the INSEAD Leadership Program developed last year in Buitrago, Spain.

     Carlos Oviedo Valenzuela, a Peruvian national, is the Managing Director of Communications at Telefónica del Perú since January 1, 2005, and he is in charge of the public image of the Company and of the businesses owned by

Grupo Telefónica. He is responsible for the strategies of communication designed to promote a positive perception of the business practices of the Company among our diverse audiences. He also guides the Company’s relationship with the media. He joined the Company in September of 2003, after a long professional career. He is a communications specialist with a degree from the Pontificia Universidad Católica del Perú, having earned post graduate degrees from the Universidad de Navarra, and he is also the author of various publications in his area of specialty.

     Séneca De la Puente Estremadoyro, a Peruvian national, joined us in April 1998. He has been the managing director of Resources and Customer Services since April 2004; before that, he was the Managing Director of Resources from March 25, 2003. Previously, he has served as the customer services director at Telefónica Móviles S.A.C., the invoicing and collection deputy manager of Telefónica Móviles S.A.C., and our administration and management control head of mobile services. Mr. De la Puente studied business administration at the Universidad de Lima and took up several specialization courses in Lima, Barcelona and in Stockholm, Sweden.

     Ludwig Allan Vicente Meier Cornejo, a Peruvian national, is our Managing Director of Public Relations since August 23, 2001. He was Minister of State in the portfolio of Fisheries during the transitional government, and Minister of the same portfolio from July 1997 to December 1998. He has held several executive positions at various business organizations and governmental bodies. Mr. Meier studied law at Pontificia Universidad Católica in Perú and business administration at Universidad de Lima.

     Álvaro Badiola Guerra, a Spanish national, is the Controller since he joined the Company on August 18, 2004. He has served as General Manager of Finance and Controlling at Telefónica Datacorp, S.A. (Madrid), Director of Telefónica Empresas Perú S.A.A., Deputy General Manager of Financial Management and member of the Management Committee at Banco de Crédito Local (Madrid). He has held various positions in Argentaria, in Madrid as well as in New York. Mr. Badiola is licensed in Business Administration from the Universidad Pontificia de Comillas—ICADE and he earned a Master in Business Administration from the University of Chicago.

     Manuel Plaza Martín, a Spanish national, is the Central Manager of Networks and Operations, as of January 2005, and since November 2001, the General Manager of Telefónica Servicios Técnicos. He became part of the Group in 1978, and has held different positions in the Planning and Engineering area in Telefónica of Spain. As of 1994, he has been in charge, in Telefónica del Perú, of Programming and Investments as well as of Operations of Access Networks and Clients. He is an Industrial Technical Engineer from the Universidad de Valladolid (Spain) and has completed post graduate courses at the Universidad de Piura and at the Instituto de Estudios Superiores de Empresa de Barcelona.

     Gabriel Frías García, a Spanish national, was appointed Managing Director of Commercial Business on May 19, 2004. Mr. Frías joined the Telefónica Group in 1978. He joined Telefónica de Argentina, S.A. in which he held different roles such as director of marketing and strategic planning. In 1997, he became the director of business communications (large clients, small businesses and operators) and in 2000 he assumed the position of general manager of Telefónica Data Argentina. At the end of 2001, he joined Telefónica Data España as general director of the Business and Internet Communications Unit. Mr. Frías is an engineer in telecommunications.

     Julia María Morales Valentín, a Peruvian national, has been the General Counsel and Secretary of the Board since September 18, 2002. From January 1988 to September 2002, she was the adjunct legal counsel for Unión de Cervecerías Peruanas Backus y Johnston S.A.A. She is a lawyer who obtained her degree from Pontificia Universidad Católica del Perú and who did postgraduate studies in civil and business law at Instituto de Estudios de Iberoamérica y Portugal-Universidad de Salamanca, Spain. She also completed master’s studies in business law at Universidad de Lima.

     José Fermín Álvarez Carril, a Spanish national, has been the Managing Director of Finance since October 20, 2004. He has served as Director of Management and Financial Risk Auditing at Telefónica, S.A. (Madrid). He has worked as Director of New Products in the Office of the Treasury and Joint Director of the Department of Global Risk Management at Banco Santander (Spain). Mr. Álvarez is a senior engineer of telecommunications of the E.T.S.I.T.M.—Universidad Politécnica de Madrid. He earned an MBA in economics and business leadership from the Instituto de Estudios Superiores de la Empresa (IESE) at the Universidad de Navarra in Spain.

     Michael Duncan Cary-Barnard, a Peruvian national, has been the managing director of residential communications since January 1, 2004. Since December 2003, he has also been the general manager of Servicios Globales de Telecomunicaciones S.A.C. He also was an alternate director of Telefónica del Perú S.A.A., director of Transporte Urgente de Mensajería S.A.C. and the general manager of Telefónica Multimedia S.A.C. He has a business administration degree from the University of Northampton, England.

     Manuel Lara Gómez, a Spanish national, has been the managing director of internal control since January 21, 2004. Before that, he was the manager in audit procedures of business in Spain and our internal audit manager. He joined the Telefónica Group in 1989. He is a graduate in economics and business sciences from the Universidad de Málaga, Spain.

     Renán Oliveira de Barros Leal, a Brazilian national, has been, since October 2003, the managing director of planning and development of products and services. He is in charge of the areas of strategic planning, regulation, product committee, development of products and the investment office. He has worked in the Telefónica Group since 1998, at Telesp (Brazil), working first in the commercial area of residential and small business and later in strategic planning. Mr. Oliveira is an engineer from Universidad Federal de Pernambuco (Brazil) and has a postgraduate degree from the Universidades Federal de Rio de Janeiro and from the Georgia Institute of Technology (USA).

B. Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation paid to all directors and executive officers as a group was approximately 0.28% of the total operating revenues of the company. No allocations have been made for pensions, retirement plans or similar benefits for our directors and executive officers.

     Our employees were eligible to participate in the Telefónica S.A’s Incentive Employee Shares (“TIES”) compensation plan. The TIES, which was directed to all employees of the Telefónica Group, required eligible employees to purchase Telefónica’s shares at below market prices and to receive options, based on the number of shares purchased by each eligible employee, whose value would depend on any increase in the value of Telefónica’s shares over an initial reference price. The TIES plan had a duration of four years from the date of delivery of the options on January 2001.

     On the third and final date of the exercise of the TIES program, due as of February 15, 2005, the value of the stock of the Company did not reach the reference price set forth under the program, which had also occurred on the prior two exercise dates. Therefore, the options issued with respect to the program automatically were cancelled and expired, and the program officially concluded.

C. Board Practices

Board of Directors

     The board of directors is responsible for the management and legal representation necessary for the administration of our Company. According to the bylaws, the board’s responsibilities include, among other things, directing all operational and financial matters, establishing and modifying our organizational structure by appointing officers and delegating power to them, entering into contracts and making decisions regarding our operations and disposition of funds and other property.

     The board of directors consists of a minimum of nine and a maximum of fourteen directors. Pursuant to our bylaws, each Class of stock is entitled to appoint a different number of directors. The holders of Class A-1 shares appoint a simple majority of directors and the holders of Class B shares appoint the number of remaining directors needed to complete the number of directors approved by the shareholders for such term. Class C shareholders will have the right to appoint one director if and when Class C shares represent three percent or more of the capital stock and from then on will maintain that right indefinitely, even if this percentage decreases. In such case, Class B shareholders will have the right to appoint one less director. Class C shareholders do not currently have the right to appoint any directors.

     According to our bylaws, directors are appointed at shareholders’ meetings for each Class by the use of cumulative voting. The alternate director is appointed for each director in the same manner as for the directors. Directors serve for a term of three years and may be re-appointed. Cumulative voting gives each shareholder the right to as many votes as there are directors to be appointed by that Class. Each shareholder may pool his votes in favor of one person or distribute them among various persons. On March 26, 2003, the general shareholders’ meeting established that there would be nine directors on the board of directors. The Class A-1 shareholders’ meeting appointed five directors and the Class B shareholders’ meeting appointed four directors. On March 28, 2005, the Class A-1 shareholders appointed three (3) alternate directors and the Class B shareholders appointed four (4) alternate directors.

     The board appoints one president and one or more vice presidents among its members. In addition, the board appoints a Secretary and Vice Secretary, and if no one is appointed to these positions, the General Manager performs their functions. Directors remain in their positions until a new election takes place, even if their terms have expired. If a director’s position is vacant, it will be filled by an alternate director, and in case the latter position is vacant, the board can fill this position.

     The board need not meet in person and may use means that allow communication and assure authenticity of their actions. Similarly, agreements can be adopted outside of a meeting by the unanimity of its members and confirmed in writing. If a director or a third party has an interest contrary to ours, he or she should disclose the conflict and abstain from participating in deliberation and resolution concerning the matter.

     As of December 31, 2004, no member of our board of directors has entered into service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Executive Committee

     The board’s executive committee consists of five directors appointed by the board on April 23, 2003 and on November 24, 2004. The executive committee acts as the main executive body responsible for business decisions not requiring full actions by the board. Our executive committee members as of March 2005 are Javier Nadal Ariño, Juan Revilla Vergara, José María Alvarez Pallete López, José Antonio Colomer Guiu and Antonio Carlos Valente Da Silva.

Audit Committee

     In February 2002, we created an audit committee. The audit committee is responsible for providing support to the board of directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems and maintaining the integrity of the preparation of individual and consolidated audits. The members of the committee as of March 2005 are Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

Appointment, Retribution and Good Governance Committee

     This committee consists of three directors which were appointed by the board of directors on June 16, 2004. It is responsible for implementing good corporate practices and for maintaining the integrity of the process of hiring executive officers of the Company. The committee members as of February 28, 2005 are Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

Chief Executive Officer

     The chief executive officer executes the resolutions of the board and of the general meeting of shareholders and is vested in representing us. The chief executive officer’s duties include, among others, organizing our internal schedule and directing our operations, inspecting our books and operations, managing expenses, assets and capital stock, and reporting to the board the condition and progress of our business and operations, its collection, investments and available funds, and hiring and firing workers.

D. Employees

     Since the privatization in 1994, we have effected a substantial reduction in our workforce primarily through our early retirement program. As of December 31, 2004, we had 3,153 employees (not including employees of our subsidiaries, affiliates or temporary programs). The continued reduction in the workforce, coupled with an aggressive line installation program has led to a corresponding increase in the number of lines per employee. By the end of 2004, there were 684 lines in service per employee compared to 87 lines in service per employee in 1994.

     As of December 31, 2004 approximately 1,975 of our employees were union members. We recently completed our collective bargaining negotiations with the three unions that represent our workforce and entered into agreements that will be in effect through November 30, 2006.

     We deduct each year approximately 11% from each employee’s salary for contribution to a pension plan of the employee’s choosing, which, since 1993, may be either a privately administered pension fund or a fund managed by the Peruvian government. We also contribute an amount equal to 9% of each employee’s salary to a government-administered health care program and, until November 2004, an additional 2% for the extraordinary solidarity tax (previously payable to the National Housing Fund). In December 2004 the solidarity tax was eliminated. In addition, pursuant to Peruvian law, employees who work in telecommunications companies have the right to receive 10% of our adjusted taxable income before taxes as profit sharing. See Item 5: “Operating and Financial Review and Prospects—Comparison of Results of Operations for the Fiscal Years Ending December 31, 2003 and 2002—Workers’ Profit Sharing Expense and Income Tax”.

      For a discussion regarding TIES, the employee incentive compensation plan, see “—Compensation” above.

     The following table provides the number of our management, non-management and temporary employees for the fiscal years ended December 31, 2002, 2003 and 2004.

	2002	2003	2004

Management	557	503	488
Employees	2,809	2,813	2,665
Temporary Employees	898	805	738

Total(1)	4,264	4,121	3,891

(1)	Includes only our employees and does not include the employees of our subsidiaries and affiliates.

E. Share ownership

     None of our current directors and executive officers beneficially own shares or hold options in respect of shares of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     Our capital stock as of April 30, 2005 was represented by three Classes of common stock: (i) Class A-1 shares, representing 38.895% of our capital stock, (ii) Class B shares, representing 61.089% of our capital stock, and (iii) Class C shares, representing 0.016% of our capital stock. Class B shares trade on the Lima Stock Exchange.

     The following table sets forth certain information as of April 30, 2005 with respect to the ownership of our share capital by each shareholder and group of affiliated shareholders known to us who own more than 5% of any Class of our ordinary shares:

	At April 30, 2005

	Number of Shares	Percent of Class	Percent of Total Share Capital

A-1 shares
Telefónica Perú Holding S.A.C.(1)(2)	669,762,378	100.000%	38.895%
B shares
Telefónica Perú Holding S.A.C	148,693,350	14.135%	8.635%
Telefónica Internacional S.A.(1)(2)	852,821,462	81.072%	49.526%
Total B shares (3)	1,051,926,625	100.000%	61.089%
C shares(4)	275,414	100.000%	0.016%

Total shares	1,721,964,417	100.000%	100.000%

(1)	Telefónica Internacional S.A. owns 99.9% or 1,955,551,473 shares of Telefónica Perú Holding S.A.C. Telefónica owns Telefónica del Perú’s Class A-1 shares through Telefónica Perú Holding S.A.C., a consortium that Telefónica controls.

(2)	For purposes of the Securities Act of 1933, Telefónica has beneficial ownership of the shares owned by Telefónica Internacional and Telefónica Perú Holding S.A.C and as a result, Telefónica exercises voting control over a total of approximately 97% of our capital stock.

(3)	Includes the 17,456,037 shares held by the Company.

(4)	Class C shares, which are owned by our employees, automatically convert to Class B shares when such Class C shares are sold to third parties.

     Other than with respect to the number of directors each Class may appoint as discussed in Item 6: “Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors”, none of our major shareholders have different voting rights.

     As of December 31, 2004, 0.74% of our Class B shares were held by record holders of such shares within the United States.

Significant Changes

     On March 28, 2005, our shareholders approved a program to reduce our capital stock in an amount not to exceed S/.1,350 million to be carried out within the twelve-month period following the date of the meeting. Our shareholders delegated the implementation of this program to our board of directors. On May 25, 2005, the board authorized a reduction in our capital stock from S/.2,152,455,521.25 to S/.1,377,571,533.80, through a reduction of the nominal par value of its shares equivalent to S/.0.45 per share, or from S/.1.25 to S/.0.80. Furthermore, the board authorized the Company to maintain the same number of outstanding shares and thus, the amount of the capital reduction will be distributed on a pro rata basis amongst shareholders in the amount of S./0.454608494004588 per share. These changes to our capital stock will become effective on July 26, 2005.

B. Related Party Transactions

Management Contract

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

     Pursuant to the terms of the share purchase agreement, we entered into management contracts with Telefónica Internacional, dated as of May 16, 1994, in which Telefónica Internacional agreed to manage our businesses and provide technical and operational expertise with respect to our entire range of activities. On September 30, 2004 this contract was amended. The share purchase agreement also provides that any transaction between Telefónica Internacional or any of its affiliates and us must be on terms no less favorable than those that would be entered into with independent entities. In order to ensure that independent directors review transactions between us and Telefónica Internacional or any of its affiliates, our bylaws provide that all such transactions must be approved by a majority of the board’s directors.

The basic terms and conditions of the management contract are set forth below.

Telefónica Internacional’s Responsibilities.

     Under the new terms of the management contract, Telefónica Internacional has responsibility for transmission of technical capacity which includes use of brands, patents and all other elements of intellectual and industrial property, development and implementation of general policies, design of organization, personnel and compensation structures, provision or hiring of necessary personnel, transfer and application of state of the art technology and expertise, and development of detailed annual plans and budgets, to be provided by consultants.

Technology Transfer and Management Fees.

     Under the management contracts, Telefónica Internacional is entitled to invoice quarterly fees payable in U.S. dollars for technology transfer and management.

     With respect to technology transfer, the fees that Telefónica Internacional receives are equal to one percent of the quarterly income for services billed by the Company. For management, until the second quarter of 2004, the fee was equal to nine percent over the operational gain (without taking into account depreciation, amortization and payment of fees, or taxes, rights, rates and royalties set forth in the concession agreements). As of the third quarter, in light of an addendum executed with Telefónica Internacional on September 30, 2004, this fee is based on professional and specialized consulting and advisory personnel appointed by Telefónica Internacional, who provide services on a fixed rate basis. Such addendum eliminated the application of the aforementioned nine percent fee.

     The valuation of each item included in the management fee formula is made in accordance with Peruvian GAAP and is subject to review by a recognized independent accounting firm designated by both us and Telefónica Internacional.

     Technology transfer fees amounted to S/.36.9 million, S/.47.2 million and S/.30.4 million in 2002, 2003 and 2004, respectively, and management fees amounted to S./209.5 million, S/.262.7 million and S/.127.4 million in 2002, 2003 and 2004, respectively.

     Duration. The management contract has a five year term and will be automatically extended for additional periods of five years each, up to a maximum of 20 years, after which the parties may, at their option, negotiate a new contract. Telefónica Internacional may terminate the management contract for any of the following reasons:

  a delay of more than 90 days in the payment of the management fee,

  breach of a material term by us of the management contract, or termination of a concession granted by the State Contracts.

     In the event Telefónica Internacional terminates the management contract for any of the reasons listed above, we may be liable for damages suffered by Telefónica Internacional as a result of such termination. We may also terminate the management contract in the event of:

  breach of a material term of the contract by Telefónica Internacional,

  the liquidation or bankruptcy of Telefónica Internacional, or termination of a concession granted by the State Contracts.

Contracts with Telefónica Móviles S.A.C.

     In December 1999, we entered into several contracts with Telefónica Móviles whereby Telefónica Móviles agreed to make monthly payments to us of approximately:

  U.S.$300,000 for leasing space, which in 2004 amounted to U.S.$167.000;

  U.S.$100,000 for electricity, which in 2004 amounted to U.S.$79,000;

  U.S.$55,000 for use of antenna towers, which in 2004 was reduced to approximately U.S.$30,000; and

  U.S.$79,000 for use of group capacity.

     In January 2003, we entered into a 10-year term Circuit Lease Agreement with Telefónica Móviles S.A.C. During 2004 we received U.S.$12,039,266 as consideration under such agreement.

Contracts with Telefónica Multimedia S.A.C.

     After we spun off Telefónica Multimedia S.A.C., which occurred on August 2004, we have executed several Service Agreements with them, relating to, among other things (i) network lease, (ii) value added services and (iii) space lease. From the date of the spin-off to December 31, 2004, we have paid out as consideration thereunder to Telefónica Multimedia S.A.C. approximately U.S.$8,400,000.

Contracts with Terra Networks Perú S.A.

     In October 1999, Terra Networks S.A., a company also controlled by our controlling shareholder, acquired the Internet client base of one of our subsidiaries, Telefónica Servicios Internet del Perú, S.A.C., which provides Internet access to the residential market in Perú. We agreed that we would not provide Internet services to residential customers in Perú without Terra Networks S.A.’s prior written consent. In return, Terra Networks S.A. agreed to pay U.S.$25 million and also gave us an option to purchase their ordinary shares for U.S.$30 million. We also granted Terra Networks S.A. a right of first refusal and agreed to provide Terra Networks S.A. with telecommunications services in Perú subject to payment for such services.

     In March 2003, we entered into several agreements with Terra Networks Perú S.A. whereby it agreed to provide certain services to us with respect to its broadband Internet services such as:

  electronic mail accounts and Internet access to our clients, and programming of our broadband services’ home page (website).

Contract with Telefónica Empresas Perú S.A.A.

     In 2001, we entered into a Network Capacity Agreement with Telefónica Empresas Perú S.A.A., whereby we agreed to provide them with certain network capacity and, during 2004, we received approximately U.S.$15,250,000 under such agreement.

     In January 2001, we executed an Agency Agreement with Telefónica Empresas Perú S.A.A., and during 2004 we paid out approximately U.S.$12,515,000 under such agreement.

     In January 2001, we executed a Service Agreement with Telefónica Empresas Perú S.A.A., whereby it agreed to provide operation and management services to our digital network, known as “Digired”. During 2004 we paid approximately U.S.$1,600,000 for such services.

Contract with Teleatento del Perú

     Pursuant to a Share Purchase Agreement dated September 30, 1999, we are a partner with Atento N.V., a subsidiary of Telefónica, in Teleatento del Perú S.A.C., which provides call center services in Perú. Atento N.V. owns 70% of Teleatento del Perú S.A.C. and we hold the remaining 30%.

     We have executed a Service Agreement with Teleatento del Perú, whereby it agreed to operate our call center. During 2004 we paid out approximately U.S.$10,300,000 for such services.

Contract with Telefónica Publicidad e Informacion Perú S.A.C.

     In December 2001, we executed with Telefónica Publicidad e Informacion Perú S.A.C. an agreement for the editing, distribution and marketing of our telephone guide. During 2004 we paid out approximately U.S.$6,958,000 for such services.

Contract with Telefónica Gestión de Servicios Compartidos Perú S.A.C.

     On April 1, 2001, we entered into a contract with a subsidiary of Telefónica, Telefónica Gestión de Servicios Compartidos Perú S.A.C. (“TGSC”), to receive services such as accounting, systems, human resources, security, logistics and computer services. TGSC provides these common services to all business lines of Telefónica within Perú. The contract is for an initial term of five years, renewable for successive three-year periods thereafter, absent notice of withdrawal. The contract provides that payments for services be determined on the basis of schedules containing criteria for each service. Payments and services provided are renegotiated annually.

Loans to Employees

     Loans are granted to our employees and officers for terms ranging from one to twenty-four months. There are two types of loans: one that does not have an interest rate and another that does. Such rates are generally below existing market rates, depending on the type of loan. Other than reduced interest rates, the terms are substantially similar to those in the market. As of December 31, 2003 and 2004, loans outstanding to employees and officers amounted to approximately S/.4.6 million and S/.6.6 million, respectively.

     No member of the board of directors or member of the Audit Committee or any of the officers responsible for implementing our policies, has incurred any material indebtedness to us.

C. Interests of Experts and Counsel

      Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

      See Item 18 to our Annual Report.

Legal Proceedings

     We are involved in various claims and legal actions arising in the ordinary course of business. We have recorded provisions against these claims. We believe that the ultimate disposition of these matters will not have a consolidated material adverse effect on our financial position or results of operations.

Dividend Policy and Dividends

     The Annual Shareholders’ Meeting held on March 28, 2005 modified the dividend policy of the Company as follows: 100% of the total net profit may be paid out as dividend after deducting (as set forth herein) the following amounts: (i) employee profit sharing, (ii) any applicable taxes, and (iii) the corresponding legal reserve. Such dividend can be distributed as an interim or final dividend for any fiscal year. It will be distributed at the time deemed convenient and always considering the investment requirements and the financial condition of the

Company. Furthermore, the board of directors will determine the amount, percentage and conditions for the dividend distribution, and is authorized to establish the registration and delivery dates.

     All outstanding shares of common stock at the record date of a dividend or other distribution are entitled to share equally in any such dividend. The annual dividend shall be approved at the Annual Shareholders’ Meeting. Our net profit for the fiscal year may be distributed as an annual dividend which can be paid out as an interim or as a final dividend. According to the Peruvian Companies Law, dividends may be distributed only from earnings actually obtained or from cash reserves at our disposal, provided that the value of the assets is equal to or greater than the paid-in capital stock. The interim dividend is declared at the board’s discretion. The declaration and payment of final dividends are subject to approval by a majority vote of the outstanding shares of common stock present at the annual general shareholders’ meeting, and the actual amount paid, after such shareholder approval, will be the balance of the final dividend after deducting the interim dividend. The annual general shareholders’ meeting is required by Peruvian law to be held during the first quarter of each fiscal year and generally takes place in March. The final dividend generally will be paid during the fiscal year following the fiscal year to which such dividend relates.

     Any dividend and future dividends will depend on our legal reserve, results of operations, financial position, cash requirements, capital expenditure needs, future prospects and other factors which may be deemed relevant by the board of directors and our shareholders.

     The distribution of dividends of up to 50% of the net profits, after deducting the legal reserve, is mandatory if shareholders representing at least 20% of the subscribed voting shares have voted in favor of a dividend distribution. Available earnings are subject to the following priorities:

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

     (2) at least 10% of the net profits must be allocated to a legal reserve, which is not thereafter available for use except to cover losses in the profit and loss statement when no profit or special reserve is available for such purpose. The legal reserve must be reconstituted following any such use. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve remains in place until the reserve constitutes 20% of the capital stock. After the reserve has been funded, the shareholders can then allocate any portion of the net profits not required to be distributed to shareholders to any other special reserve; and

      (3) the remainder of the net profits is available for distribution.

     Dividends on our three classes of shares of common stock are distributed on a pro rata basis in accordance with the number of shares of common stock held by each shareholder. The right to receive dividends expires ten years after the date on which payment of such dividends was due if not claimed by the holder of shares within that time.

     The table below sets forth the interim, final and total cash dividends paid per share in the periods indicated therein:

Cash Dividends Per Share

	Interim		Final		Total

	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)

2001	0.000	0.000	0.059	0.017	0.059	0.017
2002	0.000	0.000	0.000	0.000	0.000	0.000
2003(3)	0.058	0.017	0.037	0.011	0.095	0.027
2004(4)	0.000	0.000	0.000	0.000	0.000	0.000

(1)	Expressed in nominal nuevos soles.

(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the initial payment date of the dividend.

(3)	Reflects retained earnings accumulated as of December 31, 2002.

(4)	Please note that the board of directors has the power to authorize, if deemed convenient, the payment of dividends from the net profits of 2004, in full or in part. As of the date hereof, such dividend has not been authorized. However, the board may authorize it at any time during the course of 2005.

Significant Changes

      There have been no significant changes since the date of our Consolidated Annual Financial Statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Delisting of ADSs Traded on the NYSE

     On December 17, 2003, the board of directors approved a resolution to delist the ADSs from the NYSE. On January 8, 2004, we asked for approval from the NYSE and the SEC to delist from the NYSE. The SEC approved the request and on March 1, 2004, the ADSs ceased trading on the NYSE. From March 1, 2004 to April 12, 2004, holders of ADSs had the right to exchange their ADSs for the underlying Class B shares. The Class B shares trade on the Lima Stock Exchange.

     The table below sets forth, for the periods indicated, the reported high and low sale prices of ADSs on the NYSE until delisting on March 1, 2004.

Per ADS

	High	Low

(U.S. dollars)
1999	15 7/8	10 7/8
2000	2 11/8	5 13/16
2001	6 11/16	2 10/24
2002	3 15/16	1 3/16
2003	4 12/16	1 8/16

2002:
First Quarter	3 14/16	2 12/16
Second Quarter	3 15/16	2 2/16
Third Quarter	2 15/16	1 3/16
Fourth Quarter	1 15/16	1 4/16
2003:
First Quarter	1 14/16	1 8/16
Second Quarter	2 15/16	1 11/16
Third Quarter	4 2/16	2 5/16
Fourth Quarter	4 12/16	3 9/16

September 2003	4 2/16	2 12 /16
October 2003	4 12 /16	3 9/16
November 2003	4 6/16	3 15/16
December 2003	4 5/16	3 13/16
January 2004	4 11/16	2 14/16
February 2004(1)	3 2/16	2 7/16

(1)	On March 1, 2004 the ADSs were delisted from the NYSE. The closing price on February 27, 2004 was U.S.$2 10 /16.

Class B shares and Class C shares traded on the Lima Stock Exchange

      The following table sets forth the outstanding shares of our capital stock as of April 30, 2005.

		Percentage of
		Outstanding Share
Class of Shares	Number of Shares	Capital

A-1	669,762,378	38.895%
B	1,051,926,625	61.089%
C	275,414	0.016%
Total	1,721,964,417	100.000%

     Only Class B shares and Class C shares trade on the Lima Stock Exchange. The following table shows the reported high and low trading price in nominal nuevos soles and the average daily trading value of our Class B shares and Class C shares on the Lima Stock Exchange for the indicated periods:

			Average Daily
Period(1)	High	Low	Trading Volume(3)

	(nominal nuevos soles)
2000
B shares	7.23	2.07	15,085,199
C shares	7.21	2.30	410,360
2001
B shares	2.29	0.77	37,574
C shares	2.22	1.28	11,125
2002
B shares	1.20	0.47	14,152
C shares	0.92	0.58	30,560
2003
B shares	1.60	0.55	23,395
C shares	0.60	0.61	1,972
2004
B shares	2.4	0.82	170,269
C shares	–	–	–
2003:
First Quarter
B shares	0.68	0.55	16,772
C shares	0.60	0.60	1,415
Second Quarter
B shares	0.98	0.63	22,814
C shares(2)	0.61	0.61	5,316
Third Quarter
B shares	1.31	0.80	23,043
C shares	–	–	–
Fourth Quarter
B shares	1.60	1.18	20,380
C shares	–	–	–
2004:
First Quarter
B shares	1.57	0.82	80,265
C shares	–	–	–
Second Quarter

			Average Daily
Period(1)	High	Low	Trading Volume(3)

	(nominal nuevos soles)
B shares	1.40	1	113,268
C shares (2)	–	–	–
Third Quarter
B shares	1.27	1.09	488,419
C shares	–	–	–
Fourth Quarter
B shares	2.4	1.28	32,510
C shares	–	–	–
Recent Six Months (B shares):
December 2004	2.4	1.51	45,047
January 2005	1.85	1.44	22,779
February 2005	1.85	1.61	22,317
March 2005	2.30	1.65	57,351
April 2005	2.25	2.13	33,665
May 2005	2.43	1.90	74,908

Source: Lima Stock Exchange
(1)	Class A-1 shares are listed on the Lima Stock Exchange without being traded.
(2)	Class C shares have been traded during January and April.
(3)	Daily volume of traded shares divided by the number of days that shares quoted in such period. For purposes hereof, shares quote when the trading volume exceeds S/.2,000 on that day.

     As of June 21, 2005, the last reported sale price of the Class B shares on the Lima Stock Exchange was S/.2.45 per share.

B. Plan of Distribution

      Not applicable.

C. Markets

      The Peruvian Securities Market.

Background

     As of December 31, 2004, there were 230 companies listed on the Lima Stock Exchange, Perú’s only securities exchange. Trading on the Lima Stock Exchange takes place from 9 a.m. to 2 p.m. local time, Monday through Friday, and is conducted electronically in the Rueda de Bolsa (stock exchange trading).

     The transactions are executed through local brokerage firms on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of receipt. The orders specify the type of security ordered or offered, the amounts and the price of the sale or purchase, as the case may be.

     The Indice General de la Bolsa de Valores de Lima, or the General Index, is composed of 32 of the most representative stocks on the market. Due to the high levels of inflation during the 1980’s, it has been necessary to reset the base index several times, most recently on December 30, 1991, when it was reset at 100. The composition of the General Index was last changed in December 2004. The selection of stocks and their weight within the General Index depends on trading volume, number of trades and frequency of trades. Another index, the Indice Selectivo, or the Selective Index, is composed of 15 stocks deemed to be the most representative of the Peruvian market as a whole based on the same criteria. In addition, the Lima Stock Exchange calculates indices that measure the price of stocks in seven economic sectors.

Stock Market Performance

     The Peruvian stock market capitalization decreased by 21.6% in 2000, increased by 3.3% in 2001, increased by 15.9% in 2002, increased by 27.7% in 2003 and increased by 25% in 2004. Such increase in 2004 was a result of the higher valuation of the banking, industrial and service stocks. The banking index gained 38% and the industrial and service indexes grew 47% in comparison to 2003.

     The following table shows the traded volumes, market capitalization and performance of the General Index and Selective Index of the Lima Stock Exchange for the years indicated:

	2002	2003	2004

	(in thousands of nuevos soles, except as indicated)
Traded Volumes(1)(2)	2,873.68	2,254.52	2,466.87
Market Capitalization(2)	12,592.88	16,083.80	20,107.93
General Index(3)	1,391.97	2,435.04	3,710.39
Selective Index(3)	2,202.32	3,993.86	6,159.63

Source: Lima Stock Exchange
(1)	Includes both equity and debt.
(2)	In millions of U.S. dollars.
(3)	The base for the calculation of such indices was 100, as of December 30, 1991.

Market Regulation

     The Comisión Nacional Supervisora de Empresas y Valores (the “Peruvian Securities Commission” or “CONASEV”) regulates the securities market in Perú. It is a public entity under the responsibility of the Ministry of Economy and Finance, governed by a nine-member board appointed by the government. It was established by its own organic law, as approved by Decree Law No. 26126. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Perú, as well as Peruvian branches or agencies of foreign corporations, admission of members to the Peruvian stock exchange, authorization of the creation of exchanges and approval of the registration of securities offerings. CONASEV also supervises the operation of securities markets and the dissemination of information to investors, governs the operations of the Public Registry of Securities and Brokers, controls the activity of mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of their financial statements, and registers and supervises the auditors providing accounting services to companies under CONASEV’s supervision.

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

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

Expenses of the Issue

      Not applicable.

Item 10. Additional Information

A. Share Capital

      Not applicable.

B. Memorandum and Articles of Association

     Summaries of various provisions of our Memorandum and Articles of Association and other related information are set forth herein below. Our bylaws were last amended on November 8, 2004, when our shareholders approved to amend them in order to reflect the new capital structure of the Company as well as the nominal value of its shares. In 1999, 2000 and 2002, the bylaws were partially amended, in order to reflect (i) the reduction of the capital stock as a result of the amortization of our own shares, and of the multiple reorganization transaction in which Telefónica del Perú participated and (ii) the new structure of the board of directors.

Company’s Object and Purpose; Registration and Transfer

     Our object and purpose as a company, as stated in Article 2 of our bylaws, includes, but is not limited to, the following: operate and provide all types of telecommunications services and engage in any activity related to lines, satellites, equipment and systems, including databases, software and technical telecommunications facilities; operate and provide international telecommunications services through satellites, underwater cables and other technological media; perform data processing and research related to telecommunications components and equipment; market all types of goods and services and edit, print and market telephone directories; acquire and hold shares, interests or securities of other entities, regardless of their object or activity.

     Shares of common stock are evidenced by share certificates or in registered form. We maintain the share registry for shares evidenced by physical certificates at our executive office in Lima, Perú. The Peruvian clearing institution keeps the share registry for shares evidenced by book entry. Transfers, encumbrances and liens on shares must be registered in the share registry and are only enforceable against us and third parties after such registration has taken place.

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

Directors

     Our board of directors consists of nine (9) directors appointed at a Special Shareholders’ Meeting held by each Class of shares. The quorum for meetings of our board is a simple majority of the members of the board. Resolutions can normally be passed with the vote of more than half of the number of directors present at a meeting. Nevertheless, certain resolutions must be approved by a majority of the board of directors, including among others:

  the disposition of assets with an individual market value of at least U.S.$15,000,000;

  any transaction with an individual or entity with a value greater than the lesser of 15% of the gross income of the applicable fiscal year or U.S.$100,000,000;

  the performance of any type of operation with holders of our Class A-1 shares and their affiliates or subsidiaries, holders of shares representing more than 1% of our capital stock, or directors of our company and the companies in which such directors hold a majority interest; and

  the determination of the amount of the final dividends to be distributed and agreement upon the distribution of interim dividends, see Item 8: “Financial Information—Dividend Policy and Dividends”.

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

Rights, Preferences and Restrictions of Shares

     Holders of shares of common stock are entitled to one vote per share on all votes submitted for voting by shareholders, except that:

  holders of the Class A-1 shares are entitled to appoint a simple majority of the members of the board for each term,

  holders of the Class B shares are entitled to appoint as many directors as are required to complete the number of members of the board determined by the general shareholders’ meeting for each term, taking into account the number of directors appointed by holders of Class A-1 shares and holders of Class C shares, if applicable, and holders of the Class C shares are not currently entitled to appoint any member of the board.

     In the event that holders of the Class C shares hold an aggregate of at least 3% of our fully subscribed capital stock of the Company, the holders of the Class C shares will have the right to appoint one director. In this case, holders of Class B shares are entitled to appoint one less board member.

     The Peruvian Companies Law requires that all corporations provide for the representation of minority shareholders on their boards of directors. As a result, each share of our common stock gives the holder the right to as many votes as there are directors to be appointed by that Class. Each holder may pool his votes in favor of one person or distribute them among various persons.

     Under Peruvian law, a shareholder who has a conflict of interest with our company is not entitled to exercise its voting right in any shareholders’ meeting on issues relating to such conflict. A conflict of interest arises when a shareholder has a direct or indirect interest in the matter or matters being submitted to a vote of the shareholders and, therefore, would not be considered impartial to any decision taken by the shareholders with respect to the matter or matters. In the event that this mandatory rule is not observed, any resolutions that may harm our company may be challenged only if such resolutions would not have been approved without the interested shareholders’ vote. Although those shares of which the voting rights are limited under this provision of Peruvian law are counted to establish a quorum, they are not considered in establishing the voting majorities.

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

     There are currently no restrictions under Peruvian law on the rights of non-resident stockholders to own, hold or exercise voting rights on securities. There are also no limitations on the rights of non-resident or foreign stockholders to own, hold or vote stock under the bylaws or other of our constituent documents.

Shareholders’ Meeting

     Pursuant to Peruvian law and our bylaws, shareholders’ meetings may be general or special. A mandatory general shareholders’ meeting must be called by the board of directors and be held during the three-month period after the end of each fiscal year. If the board of directors fails to call the mandatory meeting, or if so called it is not held for the required purposes, then, pursuant to Peruvian law, a meeting may be called by the Peruvian securities commission by its own decision or at the request of any holder of a subscribed voting share. Other general shareholders’ meetings may be called at any other time the board of directors deems necessary or upon the request of the holders of at least 5% of our subscribed voting shares.

     A special shareholders’ meeting of holders of a particular Class of common stock must be held in order to approve the elimination of that Class or any amendment to the rights or obligations of that Class. In addition, 5% of the holders of any Class of common stock may require the board of directors to convene a special shareholders’ meeting of holders of that Class. If the board of directors does not call the shareholders’ meeting when required by law or within 15 days of the request of the shareholders, under Peruvian law, the shareholders will be entitled to request from the Peruvian securities commission an order to call such meeting. Our bylaws provide that any disagreement between the shareholders and our company must be submitted to arbitration.

     Notice of shareholders’ meetings must be given by publication thereof, with the last publication occurring at least 25 calendar days prior to the meeting, in the Diario Oficial El Peruano and in a widely circulated newspaper in Lima. Shareholders’ meetings are generally subject to two quorum calls, the second to occur upon failure of the first. First call quorum requires the assistance of shareholders that hold at least 50% of our subscribed voting shares. For the second call, whichever number of shareholders are present will constitute quorum.

      Notwithstanding the foregoing, in order to approve:

  an increase or reduction of the capital stock,

  an issuance of debt securities,

  the transfer in a single operation of assets with a book value of more than 50% of our capital stock,

  the transformation, merger, spin-off, reorganization, dissolution and winding-up of the Company, or any modification of our bylaws,

a quorum for the first call requires the assistance of shareholders that hold 50% of the subscribed voting shares of the company, for the second call, a quorum of 25% of the holders of our subscribed voting shares is required. If the second quorum call is not met, a third quorum call is required, in such case, any number of holders of subscribed voting shares will constitute a quorum. According to Peruvian law, decisions at shareholders’ meetings must be approved by the majority of the votes of the subscribed voting shares present at such meeting.

      A mandatory general shareholders’ meeting shall be held for the following purposes:

  review of our management and financial statements;

  the application of earnings;

  determination of compensation of the directors;

  appointment of the external auditors or authorization of the board of directors to appoint them; and

  in general, taking action on any other matters within its scope that were included in the notice.

     Directors are appointed at a special shareholders’ meeting of holders of each Class of common stock.

     Pursuant to Peruvian law and our bylaws, shareholder resolutions which breach the law or our bylaws, or that are against our interests and for the direct or indirect benefit of one or more shareholders, are subject to review by an arbitrator upon the demand of any shareholder. Under the Peruvian Companies Law, a petition to void a particular resolution adopted by the shareholders’ meeting can be brought by shareholders who either:

  stated their opposition to such resolution at the shareholders’ meeting at which it was adopted;

  were absent from such meeting; or

  were unlawfully prohibited from voting.

      The action may be brought within:

  two months as of the date of the resolution, if the plaintiff is a shareholder who attended the meeting in which the resolutions were approved;

  three months as of the date of the resolution, if the plaintiff is a shareholder who did not attend the meeting in which the resolutions were approved; or

  one month after registration, if the resolution has to be recorded in the public registry.

     In addition, according to the Peruvian Companies Law, a petition to nullify a particular resolution adopted by the shareholders’ meeting which is contrary to law or considered null pursuant to the Peruvian civil code can be brought by any person, including shareholders, who has a legitimate interest. The action may be brought within one year as of the date of the resolution.

     Under Peruvian law, the creation of preferred shares or the conversion of ordinary shares into preferred shares with the rights as are set forth for the preferred shares may be approved by a shareholders’ meeting. The meeting must be held with the same quorum required to modify our bylaws and the decision regarding preferred shares must be approved by the same majority required to modify our bylaws. In addition, Peruvian law requires that matters which relate to preferred shares be expressly mentioned in the agenda published in the call notice and be previously approved by the special shareholders’ meeting of the holders of such shares.

Withdrawal Rights and Appraisal Procedure

      Whenever certain extraordinary actions are adopted at a shareholders’ meeting, such as:

  a change of corporate purpose,

  a transfer of the domicile of our company outside of Perú,

  a change in corporate form, or

  a merger or an acquisition,

any shareholder not voting in favor of the extraordinary resolution, any shareholder absent from the meeting, any shareholder not permitted to vote at the meeting and any shareholder of non-voting shares may withdraw from our company and receive the average market price per share over the prior six months as recorded on the Lima Stock Exchange. If our shares are not listed, the shareholder will receive the book value of the shares as of the last day of the preceding month. A shareholder must exercise its appraisal rights within ten calendar days following the notice that must be published by us to that effect. Payment on the appraisal rights must be made within two months and must include interest accrued as of the date the withdrawal right was exercised by the shareholder, except:

  when payment for such term could endanger our stability, or if we have insufficient immediately available funds.

      In such case payment will be made pursuant to the terms and conditions determined by arbitration.

Increases and Reductions in Capital; Preemptive Rights

     We may increase our capital stock upon resolution of a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by a shareholders’ meeting. Under Peruvian law, capital reductions are mandatory when losses have decreased our capital by more than 50% and an entire fiscal year has passed without offsetting such decrease, except in the case that we hold legal and/or freely available reserves or we make new contributions in the amounts as may be necessary to compensate for such loss.

     Capital increases and reductions must be communicated to the Peruvian securities commission, the Lima Stock Exchange and the Peruvian tax authority and published in the Diario Oficial El Peruano and in another widely circulated newspaper in Lima.

     According to Peruvian law, shareholders may give the board of directors the power to approve capital increases up to a maximum authorized amount which cannot exceed 100% of our capital stock at the time the shareholders’ meeting approved such delegation to the board. Within the authorized limit, the board of directors may decide the amount of the successive capital increases to be executed. This authorization will remain in force for a maximum period of five years. Until the subscription of the shares arising from the increase in capital occurs, the shares may not be included as capital of our Company or on our balance sheet. We are permitted to issue new certificates resulting from capital increases only after such increase has been recorded in public registry. Exceptionally, we can issue provisional share certificates if at least 25% of the shares have been issued and paid for.

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

     In the event of a capital increase with new contributions, the preemptive rights of the shareholders may be cancelled through a resolution adopted by the shareholders, provided that:

  the resolution is approved by holder of at least 40% of the subscribed voting shares, unless the shares are offered publicly. In such case the resolution must be approved by a majority of the votes of the subscribed voting shares present at the shareholders’ meeting, subject to the quorum restrictions set forth hereinabove; and

  the capital increase is not intended, directly or indirectly, to enhance the holdings of any individual shareholder.

      In addition, shareholders do not have preemptive rights:

  in the case of the conversion of bonds into shares of stock;

  with respect to newly issued shares, if the shareholders have unanimously agreed to grant to a shareholder or a third party an option to subscribe the shares; and

  in the case of company’s reorganization under the Peruvian Companies Law.
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

      The acquisition will be made on a pro rata basis, except:

  in the case of clause (3);

  if the shares are acquired for free;

  the shares are acquired on the stock exchange; or

  a shareholders’ meeting unanimously approves otherwise.

     During the period in which a company holds treasury stock, the rights to such shares will be suspended and such shares will not be considered for the calculation of the quorum or other voting purposes.

     During 2004, the Company re-purchased its own shares pursuant to the terms and conditions of a resolution adopted by the Shareholders of the Company on March 26, 2004, see Item 16E.

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

E. Material Tax Considerations

     The following discussion is a summary of the material Peruvian and U.S. federal income tax consequences to you with respect to the acquisition, ownership and disposition of our shares.

     The discussion of Peruvian tax consequences below applies to you only if you are a non-resident of Perú and your ownership of our shares is not effectively connected with a permanent establishment or fiscal base in Perú. The discussion of material U.S. federal income tax consequences below applies only if you are a U.S. Holder (as defined below).

     You should consult your own tax advisor regarding the particular tax consequences to you of owning and disposing of our shares, including your eligibility for the benefits of any treaty between Perú and the country of your residence for the avoidance of double taxation, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Peruvian Tax Considerations

     We believe that the following accurately summarizes the principal Peruvian tax consequences of the acquisition, ownership and disposition of Class B shares by non-Peruvian holders. This summary is based on the tax laws of Perú in effect on the date hereof. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of such person’s particular circumstances. Persons considering the purchase of Class B shares should consult their own tax advisors with regard to the application of Peruvian tax law to their particular situations as well as any tax consequences arising under the laws of any other jurisdiction.

     In general, Peruvian income tax legislation utilizes the concept of domicile to differentiate between classes of taxpayers. Individuals are considered to be domiciled in Perú if:

      (i) they are Peruvian citizens and are resident in Perú, or

     (ii) they are non-Peruvian citizens and have lived in Perú for two years or have lived in Perú for at least six months and elected to be treated as domiciled for tax purposes.

     The determination of whether an individual is resident in Perú is made on the first day of each year, and is effective thereafter and until the individual becomes domiciled in another country. A business entity is considered to be domiciled in Perú if:

     (i) it is created under the laws of Perú, in which case it is subject to Peruvian taxes on its worldwide income, or

     (ii) it is a branch, agency or permanent establishment of a non-Peruvian entity or individual, in which case it is subject to Peruvian taxes only on its Peruvian source income.

Taxation of Dividends

     From January 1, 2003, dividends paid to domiciled or non-domiciled individuals or non-domiciled entities are subject to Peruvian withholding income tax, at the rate of 4.1% thereon.

Taxation of Capital Gain

     Gains on the sale of Class B shares by an entity regardless of domicile, are exempted from Peruvian income tax until December 31, 2006 if the sale is effected on the trading floor of a recognized stock exchange under Peruvian regulation.

     Gains on the Class B sale of shares by an individual regardless of domicile and whether effected on the trading floor of a recognized stock exchange under Peruvian regulation or not, are exempted from Peruvian income tax until December 31, 2006.

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

Other Peruvian Tax Considerations

     Peruvian tax law does not impose a gift tax on descendants, donors, legatees or donation recipients. There are no Peruvian stamp, issue, registration, transfer or similar taxes or duties payable by holders of Class B shares, with the exception of a 19% VAT that applies to all fees and commissions paid upon the sale, disposition or transfer of such Class B shares. Such fees and commissions include commissions payable by the seller and the buyer to the Lima Stock Exchange, fees payable to the CONASEV (0.05%) and brokers’ fees.

Tax Treaties

      There is currently no income tax treaty or convention in effect between Perú and the United States.

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of Class B shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our Class B shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

     In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs. Deposits and withdrawals of Class B shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Peruvian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

Taxation of Dividends

     Distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our Class B shares or ADSs (including the amount of Peruvian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder as foreign source dividend income.

     The amount of any dividend paid in nuevos soles generally will be measured by reference to the spot rate for converting nuevos soles into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of nuevos soles into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning prior to January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Since the ADSs are no longer listed on the NYSE, any dividends paid after March 1, 2004 will not represent “qualified dividend income”.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B shares prior to March 1, 2004 will be treated as qualified dividends, because the Class B shares were not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and Class B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Peruvian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Peruvian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of Class B shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Class B shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss derived from the sale or other disposition of our Class B shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Peruvian tax is imposed on the sale or disposition of Class B shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources or if the Peruvian tax is determined without regard to the U.S. Holder’s basis in the Class B shares or ADSs, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Peruvian tax. See “—Peruvian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Perú.

Passive Foreign Investment Company Rules

     We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

     U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR CLASS B SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PERUVIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS B SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Dividends and Paying Agents

      Not applicable.

Statement by Experts

      Not applicable.

Documents on Display

     We file annual and special reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room or by calling the SEC at 1-800-SEC-0330. Such material can also be obtained from the SEC’s website at http://www.sec.gov. You may also obtain filings by writing us at Telefónica del Perú, Avenida Arequipa 1155 Santa Beatriz, Lima, Perú, Attention: Investors Relations Office, or telephoning us at (511) 265-7555. You can also access our website at www.telefonica.com.pe for further information about our business operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The following discussion of our risk management activities includes “forward-looking statements” that involve certain risks and uncertainties. Actual results could differ materially from those projected in the statements.

     Our financial debt, in terms of nuevos soles at December 31, 2004, decreased by S/.129 million, compared to the end of the previous fiscal year. At December 31, 2004, our financial debt was S/.1,708 million, including the value of those derivatives designated as accounting hedges. We face three main categories of primary market risk exposure: interest rate variations, changes in the Peruvian CPI and exchange rate fluctuations. The principal interest rate risk we face is an increase in short-term interest rates. As of December 31, 2004, we had S/.767 million in short-term liabilities. The risk we face in the Peruvian CPI is an increase in the CPI since there were S/.335 million of VAC (Constant Purchasing Value) denominated bonds outstanding as of December 31, 2004. The principal exchange rate risk we face is the depreciation of the nuevo sol against the U.S. dollar, since we have, as of December 31, 2004, U.S.$176 million in dollar-denominated liabilities outstanding while approximately 75% of our revenues are denominated in nuevos soles. In addition, each year we spend significant amounts of foreign currency, mainly U.S. dollars, to purchase certain equipment from foreign suppliers.

     In order to control these risk factors, we have managed our exchange rate and interest rate risk through our participation in the local capital markets and by partially hedging our U.S. dollar exposure. This risk management strategy has improved our debt structure and company risk profile. On December 31, 2004, we had nuevo sol-Dollar exchange rate net forward contracts for U.S.$112 million and cross currency swaps nuevo sol-Dollar for U.S.$36 million. At December 31, 2004, our consolidated assets in foreign currency were higher than our consolidated commercial and financial liabilities in foreign currency by U.S.$31 million.

Interest Rate Risk

     At the end of 2004, long-term debt was 54% of our total debt while in 2003 it was 70%. The total payments due in 2005 are S/.767 million (46% of our interest-bearing liabilities, including both long- and short-term and dollar and nuevo sol-denominated debt) and will have an exposure to interest rate variations in case they are renewed.

     As of December 31, 2004, we have inflation-linked bonds which are exposed to changes in the Peruvian Wholesale Price Index.

     The following table summarizes the short- and long-term debt obligations held by us on December 31, 2004 bearing interest rate risk.

		At December 31, 2004 Expected Maturity Date

								Total Long-
	Interest							Term Debt
	Rate as of							(incl. 2005	Fair
On-Off Balance Sheet Financial Instruments	Dec., 2004	2005	2006	2007	2008	2009	Thereafter	maturities)	Value

	(nuevos soles in millions)
Financial Liabilities	–	767.45	378.75	181.54	106.02	121.54	125.20	1,680.50	1,729.62

Fixed Rate
Nuevo sol	5.69%	501.85	115.50	60.00	63.19	0.00	0.00	740.54	754.93
Dollar	3.61%	257.98	41.20	106.73	41.06	70.57	61.06	578.61	592.81
Euro	3.04%	7.62	1.77	1.77	1.77	1.77	12.01	26.72	25.87

Total	4.97%	767.45	158.47	168.50	106.02	72.35	73.07	1,345.86	1,373.61
Floating Rate
Nuevo sol (1)	VAC +	0.00	220.82	13.034	0.00	49.19	52.13	334.64	356.01
	6.378%
Cross Currency Swap USD/PEN
Receiving fixed USD	3.13%	0.00	0.00	(65.66)	0.00	0.00	0.00	(65.66)	(67.49)
Receiving Floating USD	LIBOR	0.00	0.00	(52.53)	0.00	0.00	0.00	(52.53)	(52.89)
Paying Fixed PEN	7.24%	0.00	0.00	124.85	0.00	0.00	0.00	124.85	131.76

Total		0.00	0.00	6.66	0.00	0.00	0.00	6.66	11.38

(1)	Total obligations differ from the S/.1,708 million financial debt as a result of including the value of those derivatives designated as accounting hedges.

(2)	VAC: Constant purchasing value.

Foreign Currency Exchange Rate Risk

     As of December 31, 2004, U.S.$176 million (or 34%) of our debt was denominated in dollars and U.S.$8 million (or 2%) of our debt was denominated in foreign currencies other than U.S. dollars, while approximately 75% of our revenues was denominated in nuevos soles. Even though the nuevo sol registered an appreciation during 2004, the Company has continued managing its exchange rate risk by entering into forward contracts, pursuant to which we agreed to purchase dollars for nuevos soles at an agreed upon exchange rate on a particular date, and cross currency swaps which involve exchanging principal and fixed/floating-rate interest payments on a loan in dollars for principal and fixed-rate interest payments in nuevos soles.

     The purpose of our foreign-currency hedging activities is to protect us from the risk of depreciation of the nuevo sol against the dollar. Usually, our derivative contracts match certain of our foreign exchange-denominated liabilities, in order to hedge such liabilities. As of December 31, 2004, U.S.$112 million and U.S.$36 million of our debt was hedged through forward and currency swaps contracts, respectively; U.S.$73 million and U.S.$20 million corresponded, respectively, to forwards and swaps designated as accountnig hedges, and the remaining U.S.$39 million and U.S.$16 million corresponded to our global position hedges through forwards and swaps, respectively. Though we prefer to enter only into perfect hedge transactions because the Peruvian market is extremely illiquid and does not have a medium- or long-term derivative market, we are required to hedge long-term U.S. dollar-denominated liabilities with short-term forward contracts and roll them over until the liability matures.

     We purchase equipment from foreign suppliers and, therefore, we must pay significant amounts each year in foreign currencies, principally in dollars. In light of the 2004 performance, we can estimate that approximately 36% of our capital expenditures in 2005 will be made in dollars. Consequently, fluctuations in the nuevo sol-dollar exchange rate will cause the nuevo sol value of these expenses to fluctuate.

     As of December 31, 2004, our consolidated assets plus derivatives in foreign currency were U.S.$31 million higher than our consolidated commercial and financial liabilities in foreign currency, while in 2003 we had a positive balance of U.S.$13 million. With the reduction in our net monetary position, the impact of foreign exchange variation and exposure to inflation resulted in a gain of U.S.$25 million in 2004, mainly resulting to exposure to inflation, compared to a gain of U.S.$2 million in 2003.

     The table below provides information about our borrowings that are sensitive to foreign currency exchange rates. Taking into account only financial liabilities plus derivatives and cash in foreign currency, the exposure to foreign exchange rates would be U.S.$ 15.8 million of net financial liabilities, with maturities as follows:

		At December 31, 2004 Expected Maturity Date

							Total Long-
							Term Debt
							(incl. 2005	Fair
On-Off Balance Sheet Financial Instruments	2005	2006	2007	2008	2009	Thereafter	maturities)	Value

	(U.S.$ equivalent in millions)
Financial Liabilities	80.9	13.09	33.02	13.05	22.04	22.26	184.38	188.45

Fixed Rate
Dollar	78.58	12.55	32.51	12.51	21.50	18.60	176.24	180.57
Euro	2.32	0.54	0.54	0.54	0.54	3.66	8.14	7.88

Total	80.9	13.09	33.02	13.05	22.04	22.26	184.38	188.45

Variable Rate
Dollar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Less Foreign Exchange Hedges
Forward Exchange Agreements	109.65	2.33	0.00	0.00	0.00	0.00	111.98	9.72
Cross Currency Swap	0.00	0.00	36.00	0.00	0.00	0.00	36.00	3.47

Total	109.65	2.33	36.00	0.00	0.00	0.00	147.98	13.19

Less Cash (U.S. dollars)	20.54	0.00	0.00	0.00	0.00	0.00	20.54	20.55

Total Foreign Exchange Exposure	(49.34)	10.73	(2.98)	13.05	22.04	22.26	15.81

Item 12. Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      No events that are required to be reported have occurred.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15. Disclosure Controls and Procedures

     (a) Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, our disclosure controls and procedures were effective.

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     We have not appointed a member of our audit committee as a financial expert because we are no longer a listed company in the NYSE and thus are not required to have an audit committee financial expert. For information about our audit committee, see Item 6C. “Board of Directors—Audit Committee”.

Item 16B. Code of Ethics

     We have adopted a code of ethics which applies to the President of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the Managing Controller Director, and any other individuals performing similar functions. A copy of our code of ethics is filed as an Exhibit to this Annual Report.

Item 16C. Principal Accountant Fees and Services

     Gris Hernandez y Asociados, member firm of Deloitte & Touche LLP (“Deloitte”), has served as our independent public accountants for each of the financial years in the two-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2004 and 2003.

	2004	2003

	S/.000
Audit fees(1)	1,366	1,358
Audit-related fees(2)	184	–
Tax fees(3)	–	–
All other fees(4)	31	112

Total	1,581	1,470

(1)	Consists of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and includes the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)	Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and includes consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

(3)	Consists of fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities, tax planning services, and expatriate tax planning and services.

(4)	Consists of fees billed for process improvement and consulting.

Audit Committee Pre-approval Policies and Procedures

     Below is a summary of the current policies and procedures. Telefónica del Perú has created an Audit Committee composed of independent directors. The committee has the following responsibilities:

  to propose the appointment of an external auditor, determine its contractual obligations as well as the extent, revocation and extension of its professional obligations;

  to review the Company’s books, monitor compliance with legal requirements and the correct application of generally accepted accounting principles, and report on the proposed modification of the accounting principles and criteria suggested by management;

  to serve as a communication channel among the board of directors, the external auditor and management, evaluate the operating results of each auditing period and respond to the recommendations of management and the external auditors, and mediate and arbitrate between the parties to ensure compliance with generally accepted accounting principles in preparing financial statements;

  to verify the adequacy and integrity of the internal control systems for individual and consolidated accounts;

  to supervise the fulfillment of the audit contract, obtain the audit report and ensure that it is clear and precise; and

  to review the books and financial information that are submitted to the markets and the supervisory bodies.

     As of March 31, 2005, the Audit Committee consists of the chairman, Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen. The committee has recommended the external auditor for 2004 and has approved the engagement conditions and the extent of its professional scope; has reviewed the agreement for any services for the external auditor, whether or not they are audit-related and established the level of compensation; has reviewed the quarterly and annual books; and discussed related matters with the team of management and the external auditor. In the same regard, the committee also informed itself of the main activities of the internal auditor and the corrective actions implemented in each case.

     The committee has reviewed the annual and quarterly financial statements and performed an exhaustive review with the members of the management team. The President has informed the board of directors on a quarterly basis, of any changes in the financial information of the corporation and recommended their approval, as applicable. The audit committee has also met on a quarterly basis. In compliance with such standards, the Audit Committee has reviewed the principal’s auditor agreement. When the agreement requires something from the auditor, the committee has evaluated each case in order to determine if the delivery of such services will not affect the independence of the principal auditor and is within the scope of the agreement. The resolutions of the committee are reviewed and approved by the President and the Secretary of the Audit Committee.

     In 2004, All Other Fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF CLASS B SHARES

Maximum number
(or approximate
				Total number of	dollar value) of
				shares purchased as	shares that may yet
				part of publicly	be purchased under
	Total number of		Average price paid	announced plans or	the plans or
Period	shares purchased		per share	programs	programs

January	–		–	–	–
February	–		–	–	–
March	–		–	–	–
April	–		–	–	–
May	–		–	–	–
June	–		–	–	–
July	221	(1)	–	–	–
August	16,435,060	(2)	S/.1.25	–	–
September	1,020,756	(2)	S/.1.25	–	–
October	–		–	–	–
November	–		–	–	–
December	–		–	–	–

Total:	17,456,037		S/.1.25	–	–

(1)	Acquired as a result of an adjustment to the capital stock of the Company.

(2)	Purchases made pursuant to a resolution adopted at the general shareholders’ meeting of the Company held on March 26, 2004. Pursuant to such resolution, the Company may purchase up to 10% of the shares of its capital stock within a period not to exceed two (2) years as of the date thereof.

PART III

Item 17. Financial Statements

      The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

      The following financial statements are filed as part of this Annual Report:

Independent Auditors’ Report for years ended December 31, 2004, 2003 and 2002
Consolidated Balance Sheets as of December 31, 2004 and 2003
Consolidated Statements of Income for years ended on December 31, 2004, 2003 and 2002
Consolidated Statements of Changes in Shareholders’ Equity for years ended on December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for years ended on December 31, 2004, 2003 and 2002

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association(3)
1.2	Amended and Restated Articles of Association (English translation)(3)
1.3	Article 5 of the Articles of Association as amended on November 8, 2004 and currently in effect
4.3	Option Agreement for the Subscription for Shares, dated October 20, 1999, Telefónica del Perú S.A.A. and Terra
Networks, S.A. (English version)(2)
4.4	Option Agreement for the Subscription for Shares, dated October 20, 1999, between Telefónica del Perú S.A.A. and
Terra Networks, S.A. (Spanish version)(2)
4.5	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra
Networks Perú S.A. (English version)(2)
4.6	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra
Networks Perú S.A. (Spanish version)(2)
4.7	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica
Servicios Internet S.A.C. and Terra Networks S.A. (English version)(2)
4.8	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica
Servicios Internet S.A.C. and Terra Networks S.A. (Spanish version)(2)
4.9	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atento Holding
Telecomunicaciones S.A. (English version)(2)
4.10	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atento Holding
Telecomunicaciones S.A. (Spanish version)(2)
4.11	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (English version)(1)
4.12	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (Spanish version)(1)
4.13	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (English version)(1)
4.14	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (Spanish version)(1)
4.15	Contract for Recognition of Debt and Payment Commitment Subject to Variable Interest Rate, dated January 11,
2000, between Telefónica del Perú S.A.A. as Creditor and Telefónica Móviles S.A.C. as Debtor(2)
4.16	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios
Compartidos S.A.C. (English version)(3)
4.17	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios
Compartidos S.A.C. (Spanish version)(3)
4.18	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e
Información S.A. (English version)(3)
4.19	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e
Información S.A. (Spanish version)(3)
4.21	Additional Clause to Technical Capacity and Management Transfer Agreement, dated May 23, 1995, between
Telefónica del Perú S.A.A. and Telefónica Internacional S.A.(4)

Exhibit Number	Description

4.22	Addendum to the Technical Capacity and Management Transfer Contract, dated September 30, 2004
4.23	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the
Department of Lima and at the Callao Constitutional Province, dated November 22, 1999, between Telefónica del
Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.24	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the
Department of Lima and at the Callao Constitutional Province, dated May 18, 2001, between Telefónica del Perú
S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.25	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service and National
and International Long Distance Service within the Republic Perú, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.26	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service, and National
and International Long Distance Service within the Republic of Perú, dated May 18, 2001, between Telefónica del
Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.27	Addendum to the Concession Agreement, dated July 25, 2000, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.28	Amended and Restated Trust Agreement, dated as of December 16, 1998, amended and restated as of December 17,
2001, between Telefónica del Perú S.A.A. and The Bank of New York(4)
4.29	Amendment No. 1, dated January 21, 2004 to Deposit Agreement dated as of July 1, 1996 among Telefónica del Perú
S.A.A. and JPMorgan Chase Bank(5)
8.1	List of Subsidiaries
11.1	Code of Ethics(6)
12.1	Section 302 CEO Certification of the Annual Report
12.2	Section 302 CFO Certification of the Annual Report
13.1	Section 906 CEO Certification of the Annual Report
13.2	Section 906 CFO Certification of the Annual Report

(1)	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form F-1, registration number 333-4768 filed on June 28, 1996.

(2)	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2000.

(3)	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2002.

(5)	Incorporated by reference to the post-effective amendment No. 1 of Telefónica del Perú S.A.A. on Form F-6, registration number 333-04842.

(6)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report hereby on its behalf.

TELEFÓNICA DEL PERÚ S.A.A.

By:	/s/ Juan Revilla Vergara

	Name:	Juan Revilla Vergara
	Title:	Chief Executive Officer

Date: June 27, 2005

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2002, 2003 and 2004
together with Independent Auditors’ Report

Telefónica del Perú S.A.A. and Subsidiaries

Index to consolidated financial statements

Page

Independent auditors’ report as of December 31, 2002, 2003 and 2004	F-2
Consolidated balance sheets as of December 31, 2003 and 2004	F-4
Consolidated statements of income for the years ended December 31, 2002,
2003 and 2004	F-5
Consolidated statements of changes in shareholders’ equity for the years ended
December 31, 2002, 2003 and 2004	F-7
Consolidated statements of cash flows for the years ended December 31, 2002,
2003 and 2004	F-8
Notes to the consolidated financial statements	F-9

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders of Telefónica del Perú S.A.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica del Perú S.A.A. (hereinafter “the Company”, a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain) and Subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended December 31, 2002, 2003 and 2004, all expressed in constant Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not require to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures there are appropriate in the circumstances, but not for the purposes of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the 2002, 2003 and 2004 consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years then ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in Peru.

4.	Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the fiscal years ended December 31, 2002, 2003 and 2004 and the determination of shareholders’ equity at December 31, 2002, 2003 and 2004 to the extent summarized in Note 35 to the consolidated financial statements.

Countersigned by:

/s/ Eduardo Gris Percovich (Partner)
Eduardo Gris Percovich
CPC Register No.12159

February 8, 2005, except for Notes 35 and 36, as which the date is June 9, 2005

Lima, Peru

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2004
In constant currency

ASSETS	Note	2003	2004	2004	LIABILITIES AND SHAREHOLDERS' EQUITY	Note		2003	2004	2004

		S/.000	S/.000	US$000				S/.000	S/.000	US$000

CURRENT ASSETS:					CURRENT LIABILITIES:
Cash and banks	8	52,457	63,332	19,297	Bank loans and overdrafts	16		171,625	206,847	63,025
Marketable securities (Trust fund)	9	48,622	37,325	11,373	Trade accounts payable	17		477,535	478,260	145,722
Trade accounts receivable, net	10	664,226	569,592	173,550	Accounts payable to related companies	22		213,338	32,958	10,042
Accounts receivable from related companies	22	262,206	134,280	40,914	Other accounts payable	18		700,073	1,023,037	311,711
Other accounts receivable, net	11	111,731	53,950	16,438	Promissory notes	19		265,254	95,000	28,946
Materials and supplies		29,370	37,558	11,444	Current portion of bonds	20		27,541	398,496	121,419
Prepaid expenses	12	71,376	41,307	12,586	Current portion of long-term debt	21		89,702	90,211	27,486
Investments	13	84,527	95,205	29,008

					Total current liabilities			1,945,068	2,324,809	708,351
Total current assets		1,324,515	1,032,549	314,610

					NON - CURRENT LIABILITIES:
NON - CURRENT ASSETS:					Bonds	20		952,724	582,522	177,490
Investments, net	13	6,266	9,197	2,802	Long-term debt	21		329,736	335,144	102,116
Property, plant and equipment, net	14	6,294,500	5,814,491	1,771,630	Guarantee deposits			109,333	102,475	31,223
Intangibles and other assets, net	15	236,321	225,141	68,599	Deferred income tax and workers' profit sharing	30	(c)	1,061,405	1,009,042	307,447

Total non - current assets		6,537,087	6,048,829	1,843,031	Total non - current liabilities			2,453,198	2,029,183	618,276

					TOTAL LIABILITIES			4,398,266	4,353,992	1,326,627

					SHAREHOLDERS' EQUITY	23
					Share capital			3,098,199	2,333,190	710,905
					Legal reserve			369,957	372,365	113,457
					Retained earnings (accumulated losses)			(4,820)	21,831	6,652

					TOTAL SHAREHOLDERS' EQUITY			3,463,336	2,727,386	831,014

TOTAL ASSETS		7,861,602	7,081,378	2,157,641	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			7,861,602	7,081,378	2,157,641

The accompanying notes are an integral part of these consolidated financial statements .

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
In constant currency

	Note		2002	2003	2004	2004

			S/.000	S/.000	S/.000	US$000

OPERATING REVENUES:
Fixed local telephone services			1,709,482	1,607,148	1,485,202	452,530
International long distance telephone services			190,718	173,801	109,367	33,323
Domestic long distance telephone services			267,383	204,062	209,042	63,693
Public and rural telephone services			798,038	736,650	677,378	206,392
Interconnection with others operators			94,965	160,435	150,603	45,888
Business communications			213,504	238,253	311,699	94,972
Cable television			314,906	335,683	338,582	103,163
Others			110,014	160,008	177,422	54,059

TOTAL OPERATING REVENUES			3,699,010	3,616,040	3,459,295	1,054,020

OPERATING EXPENSES:
General and administrative	25		965,335	1,026,383	923,140	281,274
Personnel	26		443,651	423,911	383,739	116,922
Depreciation			906,385	916,693	910,327	277,369
Amortization			136,617	135,027	83,365	25,401
Technology transfer and Management fee	27		246,421	309,905	157,843	48,094
Materials and supplies			59,019	63,515	69,692	21,235
Shared services centre expenses			118,140	102,989	93,529	28,497
Provision for impairment of assets			-	-	27,073	8,249
Capitalization of personnel costs for telephone plant
construction	4	(i)	(50,117)	(47,311)	(38,293)	(11,668)

TOTAL OPERATING EXPENSES			2,825,451	2,931,112	2,610,415	795,373

OPERATING INCOME			873,559	684,928	848,880	258,647

						(Continued)

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
In constant currency

	Note		2002	2003	2004	2004

			S/.000	S/.000	S/.000	US$000

OTHER INCOME (EXPENSES):
Interest income	28		56,087	32,284	24,472	7,456
Interest expense	28		(243,624)	(145,570)	(123,058)	(37,494)
Other expenses, net	29		(363,386)	(295,092)	(298,848)	(91,057)

Total			(550,923)	(408,378)	(397,434)	(121,095)

Gain (loss) from exposure to inflation			(17,186)	7,146	78,689	23,976

INCOME BEFORE WORKERS' PROFIT
SHARING AND INCOME TAX			305,450	283,696	530,135	161,528

Workers' profit sharing	30	(a)	(73,832)	(69,868)	(128,309)	(39,095)
Income tax	30	(a)	(198,834)	(190,807)	(350,922)	(106,923)

NET INCOME			32,784	23,021	50,904	15,510

			S/.	S/.	S/.	US$
BASIC AND DILUTED EARNINGS
PER SHARE	31		0.019	0.013	0.030	0.009

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
In constant currency

	Note		Number of Shares	Share Capital	Legal Reserve	Retained Earnings (Accumulated Losses)	Total

				S/.000	S/.000	S/.000	S/.000

Balance as of January 1, 2002			1,721,964,417	3,098,199	366,572	168,533	3,633,304

Amortization of accumulated deferred income tax			-	-	-	(26,073)	(26,073)
Net income			-	-	-	32,784	32,784

Balance as of December 31, 2002			1,721,964,417	3,098,199	366,572	175,244	3,640,015

Transference			-	-	3,385	(3,385)	-
Dividend declared					-	(174,076)	(174,076)
Amortization of accumulated deferred income tax	30	(c)	-	-	-	(25,624)	(25,624)
Net income			-	-	-	23,021	23,021

Balance as of December 31, 2003			1,721,964,417	3,098,199	369,957	(4,820)	3,463,336

Amortization of accumulated deferred income tax	30	(c)	-	-	-	(21,845)	(21,845)
Treasury shares	23	(b)	-	(21,896)	-	-	(21,896)
Share capital reduction	23	(a)	-	(743,113)	-	-	(743,113)
Transference			-	-	2,408	(2,408)	-
Net income			-	-	-	50,904	50,904

Balance as of December 31, 2004			1,721,964,417	2,333,190	372,365	21,831	2,727,386

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
In constant currency and US dollars

	2002	2003	2004	2004

	S/.000	S/.000	S/.000	US$000

CASH FLOW FROM OPERATING ACTIVITIES
Net income	32,784	23,021	50,904	15,510
RECONCILIATION OF NET INCOME TO CASH
PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	1,043,002	1,051,720	993,692	302,770
Deferred income tax and workers profit sharing	(16,325)	(32,305)	(72,822)	(22,188)
Provision for doubtful accounts	170,510	235,877	112,128	34,165
Loss (gain) from exposure to inflation/deflation	17,186	(7,146)	(78,689)	(23,976)
Sundry provisions	283,321	184,389	222,412	67,767
Provision for obsolescence of materials and supplies	21,400	-	-	-
Provision for impairment of investments	44,960	17,858	-	-
Provision for impairment of property, plant, equipment,
materials and supplies	-	-	27,073	8,249
Loss (income) in sale of property, plant and equipment	2,543	(5,945)	(9,549)	(2,910)
Loss (income) in sale of permanent investments	(35,189)	1,000	(211)	(64)
Participations in result of related companies, net of cash
dividends received	2,228	(421)	(2,960)	(902)
Income for appreciation of investments available for sale	-	-	(36,295)	(11,059)
Others, net	-	14,304	(13,139)	(4,003)
Net changes in current assets and liabilities accounts:
Increase in trade accounts receivable, from related
companies and other accounts receivable	(202,056)	(253,312)	(92,808)	(28,278)
Decrease (increase) in materials and supplies	13,538	779	(17,410)	(5,305)
Decrease in prepaid expenses	62,047	22,997	31,120	9,482
Increase (decrease) in trade accounts payable	(66,425)	87,987	54,320	16,551
Increase (decrease) in other accounts payable	343,691	(109,648)	129,831	39,559

Cash provided by operating activities, net	1,717,215	1,231,155	1,297,597	395,368

CASH FLOW FROM INVES TING ACTIVITIES
Sale of property, plant and equipment	-	18,532	15,819	4,820
Purchase of property, plant, equipment, materials and supplies
and intangibles	(349,108)	(450,233)	(494,002)	(150,519)
Sale of investments and other assets	90,104	61,652	24,536	7,476
Acquisition of Antena 3 Producciones S.A., net of acquired cash	-	-	(12,660)	(3,857)

Cash used in investing activities, net	(259,004)	(370,049)	(466,307)	(142,080)

CASH FLOW FROM FINANCING ACTIVITIES
Bank loans and overdraft	(757,018)	(324,709)	12,660	3,857
Issuance of long-term debt	-	73,334	115,749	35,268
Payment of long term debt	(885,136)	(581,378)	(49,519)	(15,088)
Payment of promissory notes	(41,280)	(63,083)	(158,093)	(48,170)
Issuance of bonds	210,491	509,589	60,000	18,282
Payments of bonds	(147,368)	(310,844)	(26,255)	(8,000)
Collection from other accounts receivable and accounts
payable to related companies	90,509	-	-	-
Dividends in advance and payment of dividends	(34,388)	(169,602)	(375)	(113)
Repurchase of own-issuance shares	-	-	(21,896)	(6,672)
Paymento due to reduction of share capital	-	-	(743,113)	(226,421)

Cash used in financing activities, net	(1,564,190)	(866,693)	(810,842)	(247,057)

Cash inflation loss due to cash	(1,221)	(1,111)	(9,573)	(2,917)

INCREASE (DECREASE) IN CASH AND BANKS	(107,200)	(6,698)	10,875	3,314

Balance of cash and banks at the beginning of the year	166,355	59,155	52,457	15,983

Balance of cash and banks at the end of the year	59,155	52,457	63,332	19,297

Supplemental information:
Interest paid during years ending December 31, 2002, 2003 and 2004 amounted to S/.112,026, S/.110,846 and S/.85,584, respectively.
Income tax payments during the years ending December 31, 2002, 2003 and 2004 amounted to S/.106,157, S/.291,500 and S/.325,960, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004

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

The number of employees of Telefónica del Perú S.A.A. and its Subsidiaries as of December 31, 2004 and 2003 was 5,179 and 4,920, respectively. The Company’s legal address is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements as of December 31, 2003 were approved at the General Shareholders’ Meeting held on March 26, 2004. The consolidated financial statements for the year ended December 31, 2004 will be submitted for approval to the General Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the General Shareholders’ meeting without significant changes.

As of December 31, 2004, the Subsidiaries of the Company are:

Telefónica Servicios Integrados S.A.C.
Telefónica Multimedia S.A.C.
Transporte Urgente de Mensajería S.A.C.
Telefónica Servicios Comerciales S.A.C.
Telefónica Servicios Digitales S.A.C.
Servicios Editoriales del Perú S.A.C.
Telefónica Soluciones Globales Holding S.A.C.
Antena 3 Producciones S.A.
Telefónica Servicios Técnicos S.A.C.
Servicios Globales de Telecomunicaciones S.A.C.

Following, are shown the activities and the most important financial data as of December 31, 2002, 2003 and 2004 of the Company’s main subsidiaries:

Entity	Business activity	Percentage of ownership			Total assets			Total liabilities			Total shareholders' equity			Net income (loss)

		2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
		%	%	%	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
											(Note 2)			(Note 2)

Telefónica Servicios	Advanced information and	99.99	99.99	99.99	6	-	-	82,992	81,839	3,708	(82,986)	(81,839)	(3,708)	1,395	1,147	6,885
Integrados S.A.C.	telecommunications system services.

Telefónica Multimedia S.A.C. (*)	Cable television services.	99.99	99.99	99.99	180,086	198,068	456,969	89,136	84,952	144,247	90,950	113,116	312,722	22,445	22,166	44,501

Transporte Urgente de
Mensajería S.A.C.	Courier services.	99.99	99.99	99.99	13,873	13,900	20,061	11,161	9,858	15,531	2,712	4,042	4,530	1,429	1,330	488

Telefónica Servicios	Telecommunication related	99.90	99.90	99.90	9,517	28,912	11,576	7,260	13,786	7,606	2,256	15,126	3,970	45	12,869	3,969
Comerciales S.A.C.	administrative services.

Telefónica Servicios	Services of converting and processing	51.00	51.00	51.00	9,008	6,308	5,106	11,759	10,793	10,416	(2,752)	(4,485)	(5,310)	(2,779)	(1,734)	(825)
Digitales S.A.C.	documentary images; as well as
	electronic consulting of converted and
	stored images.

Servicios Editoriales	Production, distribution and sale of	99.99	99.99	99.99	9,518	7,788	9,783	29,057	27,698	4,806	(19,540)	(19,910)	4,977	(8,339)	(370)	(113)
del Perú S.A.C.	various printed publications.

Antena 3 Producciones S.A. (**)	Production, distribution and sale of	-	-	99.99	-	25,680	23,797	-	11,585	9,841	-	14,095	13,956	-	908	(139)
	television programms.

(*)	On March 26, 2004, the General Shareholders’ Meeting of the Company approved the reorganization of the Company in benefit of its subsidiary Telefónica Multimedia S.A.C. As a result , in August 2004, the Company spun-off and transferred to Telefónica Multimedia S.A.C. the equity block composed by assets and liabilities related to the cable television business. The transferred assets and liabilities amounted to approximately S/.205,994,000 and S/.51,204,000 respectively. The segregation and transfer mentioned above does affect the consolidated financial statements of the Company and Subsidiaries.

(**)	In November 2004, the Company acquired 99.99% of the capital share from Antena 3 Producciones S.A. valued in US$3,850,000 which belonged to Antena 3 Television S.A., company domiciled in Spain. At the acquisition date, the shareholder’s equity of Antena 3 Producciones S.A. did not significantly differ from the acquisition cost.

2.	CONCESSION CONTRACT AND RATES

CONCESSION CONTRACT

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation, Communications, Housing and Construction (MTC), concession agreements to provide (i) carrier and fixed local telephone services in Lima department and Callao Province and (ii) carrier, fixed local telephone services and long-distance telephone services in the Republic of Perú. These contracts have the nature of law and were previously approved by Supreme Decree Nº11-94-TCC, dated May 13, 1994; subsequently Supreme Decree Nº21-98-MTC dated August 4, 1998 and Ministerial Resolutions Nº 272- 99-MTC/15.03 and Nº157-2001-MTC/15.03 modified the concession agreements.

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

By means of Ministerial Resolution Nº 272-99-MTC/15.03 dated June 23, 1999, the Peruvian Stated granted the first partial renewal, extending the concession term until 2019.

In conformity with the concession contracts, in December 2003, the Company applied to the MTC for the second partial renewal of the term for an additional period of five (5) years. In June 2004, after receiving the evaluation report prepared by OSIPTEL and the comments of the interested parties, the MTC announced its preliminary decision to deny the request mentioned above. The Company presented its objections to the content of the report in a proper and timely manner. As of the date of this report, the MTC has not yet announced its final decision.

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

(e)	The Company is obliged o fulfill, among others, quality and expansion goals related to fixed local telephone services and domestic and international long distance services as of the date of this report, the Peruvian State has acknowledged that all the goals assigned to the Company had been satisfactorily fulfilled.

RATES

In March, 2004 Telefónica del Perú S.A.A. increased the existing rate plans approved by OSIPTEL, from 4 to 11 plans, which by means of a combination of fixed monthly rate, minute or second pricing and free units, among others, offer a wide range of total prices for each client needs.

As a result of the changes indicated in the paragraph above, as of December 31, 2003, there were about 550,000 plan migrations, and sales of about 204,000 new plans. In 2004, there were 130,000 additional plan migrations.

The rates of fixed local telephone and international long-distance services are adjusted quarterly according to the service ranges, and are calculated with the price caps formula established based on a mix of inflation and a productivity factor. According to the concession contracts, the value of the productivity factor must be reviewed every three years. The first productivity factor, in force from September, 2001 to August, 2004 was fixed by OSIPTEL in -6% per year.

In the first half of 2004, OSIPTEL reviewed the value of the productivity factor. As a result of this process, the regulating entity fixed this factor in -10.07% per year for installation charge, fixed monthly rate and fixed local telephone service; and -7.80% per year for domestic and international long-distance services.

Due to OSIPTEL’s decision, the Company filed a “Request for Reconsideration”, asking for reformulation of the productivity factor in order to decrease its value. The Company indicated that when a variable called operating economic surplus is added to the productivity factor, the said value is overestimated. The Request was rejected; however, the Company has the right to submit this case to arbitration. As of the date of this report, the Management of the Company is evaluating different actions that could be taken.

3.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree Nº20-98-MTC approved the policy that outlines the opening of the telecommunications market to competition.

Accordingly, by Directory Resolution Nº001-98-CD/OSIPTEL of January 16, 1998, the Interconnection Regulations were approved in order to ensure the free and fair competition of operators in the telecommunications market, within the framework of the international commitments to which Peru is a party. There were subsequent modifications to the law, that were finally consolidated in the Compiled Unique Text on Interconnection Regulations, approved by Resolution Nº 043-2003-CD/OSIPTEL. The above Resolution establishes that operators of public telecommunications services may not deny interconnection to other operators, outlines the principles to which interconnection must adjust, and specifies the conditions for the signing of interconnection contracts and for the issuance of interconnection orders by the regulating agency in the absence of agreement between parties.

The operators of networks or interconnected services will pay each other interconnection charges, which include the interconnection costs, contributions to the total costs of the local service provider, and a reasonable profit margin. If the parties do not reach an agreement on the interconnection charges, these will be established by OSIPTEL. As of December 31, 2004 and 2003, Telefónica del Perú S.A.A. is interconnected to 29 active operators.

The maximum average interconnection charge for the completion of calls in the local fixed network was US$0.01208 per minute, priced by the second, as of December 31, 2004 and 2003.

4.	SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

The significant accounting principles and practices used by Telefónica del Perú S.A.A. and its Subsidiaries are as follows:

(a) Basis of preparation and presentation

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its Subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index (WPI). The methodology used for the adjustment is that approved by the National Accounting Council (CNC) by the Resolutions Nº002-90-EF/93.01 and Nº003-93-EF/93.01. In accordance with such methodology: (a) non monetary items in the consolidated financial statements have been adjusted, (b) monetary assets and liabilities in foreign currency are not adjustable because they are stated in Peruvian nuevos soles of purchasing power at the consolidated balance sheet date, and (c) the inflation exposure result (IER) is taken to the consolidated statement of income. The inflation/deflation net gain or loss resulting from said adjustment is included in the consolidated statements of income. According to the above-mentioned index, inflation was 4.9 percent in 2004 (1.7 percent and 2.0 percent in 2002 and 2003, respectively).

The figures corresponding to the previous year’s consolidated financial statements, shown for comparative purposes, are expressed at the level of wholesale prices as of December 31, 2004.

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) and the pronouncements of the Interpretations Committee (SIC), authorized by the National Accounting Council (CNC). As of December 31, 2004, the CNC has authorized the IAS 1 to 41, and the SIC 1 to 33, which are currently in force.

In April 2002, the International Accounting Standards Board (IASB) approved the publication of the preface to the International Financial Reporting Standards (IFRSs), in which it is stated that, when term IFRS is used it includes standards and interpretations approved by the IASB, and International Accounting Standards (IAS), and SIC interpretations issued under previous Constitutions. To date, IASB is making certain changes and issuing new versions of the IAS to replace those previously used; as well as issuing various IFRS. At the international level, the said changes and some updated versions of the IAS are currently in force, or will become effective jointly with the IFRS, as from January 1, 2005. These changes and the new standards issued, will be applicable in Peru when approved and rendered official by CNC. According to Management it is not possible to determine, to date, the effect such changes could have on the Company’s consolidated financial statements, because the date of their approval has not been determined.

In the preparation and presentation of the consolidated financial statements, Telefónica del Perú S.A.A and its Subsidiaries have used the applicable IASs and SICs authorized by the CNC in force in Peru in 2002, 2003 and 2004.

On the other hand, Resolution Nº031-2004-EF/93.01 of the CNC, dated May 11, 2004, and Law Nº28394 dated November 22, 2004, have suspended as from fiscal year 2005 the adjustment of financial statements for the effect of inflation, for both accounting and tax purposes. Both legal norms contemplate that the inflation-adjusted final balances as of December 31, 2004, must be considered as initial historical balances as from January 1, 2005.

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of assets and liabilities reported, the disclosure of asset and liability contingencies at the date of the consolidated balance sheets, and the disclosure of significant facts included in the notes to the consolidated financial statements; as well as the amounts of revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most significant estimates included in the accompanying consolidated financial statements relate to the provision for doubtful accounts, property, plant and equipment depreciation, provision for impairment of investments, fair value of financial stocks available for sale, provision for impairment of fixed assets and intangibles, assets and liabilities for deferred income tax and worker’s profit sharing, as well as the provision for other accounts payable. These estimates are in accordance with generally accepted accounting principles in Peru and they are described in the paragraphs below.

(b) Consolidation principles

The consolidated financial statements as of December 31, 2002, 2003 and 2004 include the financial statements of Telefónica del Perú S.A.A. and its Subsidiaries in which the Company has control, and are the same as listed in Note 1.

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

As described in Note 1 to the consolidated financial statements, in November 2004, the Company acquired 99.99% of the shares representative of the capital of Antena 3 Producciones S.A. The balances of assets and liabilities incorporated to the accompanying consolidated financial statements, have been considered as an addition of the year and are not material for the consolidated financial statements taken as a whole. The income and expenses incorporated correspond to November and December 2004 and are not material either, for the consolidated financial statements taken as a whole.

(c) Assets and liabilities in foreign currency

Foreign currency assets and liabilities are stated in local currency at free market exchange rates prevailing at the date of the consolidated balance sheet. The gain or loss related to transactions in foreign currency is recorded in the consolidated statement of income.

(d) Financial instruments

Financial assets and financial liabilities presented in the consolidated balance sheet include cash and banks, marketable securities (trust fund), trade accounts receivable, accounts receivable from related companies, other accounts receivable and investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles and practices on recognition and measurement of these items are disclosed in the respective accounting policies described herein.

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

Additionally, Telefónica del Perú S.A.A. uses exchange rate forward contracts and currency swap to mitigate exposure to exchange risk. The forwards and swaps used are for coverage and macro-coverage. These financial derivatives are recorded at their estimated market value, with the gains and losses being recognized in the results for the period in which they are determined.

(e) Marketable Securities (Trust fund)

The trust fund consists of investments in debt instruments of the United States of America Treasury that guarantee the operation of securitization explained in Note 21 (b). They are stated at the lower of cost or market value. Adjustments resulting from the valuation of these investments are included in the consolidated statement of income. Interest received is reported as interest income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in the consolidated statements of income, in the interest income or expense caption, as it may correspond.

(f) Trade accounts receivable

Trade accounts receivable are recorded as described in paragraph (n) below.

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

The allowance for impairment is determined considering an analysis of the turnover of materials and supplies, and is charged to the outcome of the year when Management determines the necessity for said allowance.

(h) Permanent investments

The investments in international telecommunications organizations are stated as investments available for sale and are recorded at their fair value, in accordance with the IAS 39 “Financial Instruments: Recognition and Measurement”, authorized by the CNC and in force in Peru as from December 31, 2003 and 2004; the profit or loss of a financial asset available for sale is recorded in the results of the fiscal year in which it has arisen, and is shown in the “Other income (expense)” caption of the consolidated statement of income.

Other investments correspond to participations in non-consolidated related companies, which are recorded at cost, less the provision for loss in value deemed to be permanent.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, see paragraph (p). Certain assets originally belonging to ENTEL Perú were revalued according to appraisal values determined by independent experts as of December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years

Buildings and premises	33
Telephone plant	5, 10, 15 and 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Subsequent disbursements incurred after fixed assets have already been placed in use are capitalized as additional cost of the assets, only when it is likely that such disbursements will contribute to the generation of future economic benefit beyond the originally assessed standard performance of the assets. Maintenance and minor renewals are charged to expenses as incurred.

Payroll and allocated direct costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the telephone plant and data transmission assets under construction and is stated at cost. This includes the cost of construction, plant and equipment, and other direct costs. Construction in progress also includes the cost of important spare parts directly identifiable with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

(j) Finance leases

Finance leases are recognized, at the beginning of the contract, as assets and liabilities in the consolidated balance sheet at amounts equal to the fair value of the leased property or, if lower, at the present value of the lease payments. In calculating the present value of the lease payments, which excludes the insurance cost, the discount factor used is the implicit interest rate in the lease. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expenses for the asset as well as financing expenses for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(k) Intangible assets

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its subsidiaries; and the cost of the asset can be reliably measured. After initial recognition, intangible assets are measured at cost less accumulated amortization, and any accumulated loss for impairment, see paragraph (p). Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed by the end of each year.

(l) Goodwill

Goodwill is included in the account “Intangibles and other assets, net” and corresponds to the excess of acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Goodwill is carried at cost less accumulated amortization and any accumulated loss for impairment, see paragraph (p). Goodwill is amortized on a straight-line basis over a 10-year period.

(m) Provisions

A provision is recognized only when Telefónica del Perú S.A.A. and its Subsidiaries have a present obligation (legal) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and this amount is able to be determined. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate then available.

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

(o) Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal regulations applicable in Peru. Telefónica del Perú S.A.A. determines income tax and worker’s profit sharing by applying rates of 30% and 10%, respectively. Additionally, deferred income tax and worker’s profit sharing are recognized using the balance sheet method. According to said method:

  Deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the tax rate and the percentage of worker’s profit sharing, the Company and its Subsidiaries expect to settle said taxes.

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

Temporary differences ordinarily become taxable or deductible when the related liability is settled or the related asset is recovered. A deferred tax liability or asset for income tax and workers’ profit sharing represents the amount of taxes refundable or payable in future years, respectively.

In accordance with the corresponding accounting standard, the Company determines its deferred tax and sharing based on the tax rate applicable to their non-distributed profits and the percentage of the worker’s profit sharing; any additional tax on profit distribution is recorded on the date in which such distribution is agreed.

In accordance with Resolution 110-99-EF/94.10 of CONASEV (National Supervisory Commission of Companies and Securities), the Company choose to record over six years on a straight-line basis starting 1999, the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.160,035,000 as of December 31, 1997 (values as of December 31, 2004). On December 31, 2004 the Company completed the registration of the balance pending registration of such accumulated effect disclosed in the “retained earnings” of the consolidated balance sheet.

As of December 31, 2002 and 2003, approximately S/.112,570,000 and S/.138,190,000 have been recognized, respectively, for this concept (values as of December 31, 2004).

(p) Impairment of assets

Periodically, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, Management reviews the long-term value of its assets basically of property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income.

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

(s) Business segments

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into five major operating businesses (fixed local telephone services, long distance services, cable television services, equipment supply and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company and its Subsidiaries report their primary segment information. Financial information on business and geographical segments is presented in Note 32.

5.	TRANSLATION OF NUEVOS SOLES AMOUNTS INTO U.S. DOLLAR AMOUNTS

The consolidated financial statements are stated in constant nuevos soles. The translation of the nuevos soles amounts into U.S. dollars is included solely for the convenience of the reader, using the exchange rate as of December 31, 2004 published by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance), which was S/.3.282 to US$1.00. The translation should not be construed as a representation that the nuevos soles amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

6.	NET RESULTS FROM EXPOSURE TO INFLATION

Net results from exposure to inflation for the periods indicated are included in the statements of income and detailed as follows:

	Year ended December 31,

	2002	2003	2004

	S/.000	S/.000	S/.000

Net monetary liabilities at the
beginning of the year	(5,059,662)	(3,719,434)	(3,187,648)
Changes due to
Additions of non-monetary assets	(430,879)	(450,234)	(493,852)
Current income and expenses, net	1,822,681	1,144,476	148,980
Dividends paid	(34,388)	(169,602)	(375)

	(3,702,248)	(3,194,794)	(3,532,895)

Net monetary liabilities at the end of the year	(3,719,434)	(3,187,648)	(3,454,206)

Gain (loss) from exposure to inflation	(17,186)	7,146	78,689

7.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. As of December 31, 2003 and 2004, Telefónica del Perú S.A.A. and Subsidiaries had assets and liabilities in foreign currencies denominated as follows (amounts expressed in thousands of U.S. dollar:

	Original
	currency	2003	2004

		US$000	US$000

Assets:
Cash and banks	U.S. dollars	1,551	9,162
Marketable securities (trust fund)	U.S. dollars	13,392	11,380
Trade accounts receivable, net	U.S. dollars	38,323	38,563
Accounts receivable from related companies	U.S. dollars	46,574	63,706
Other accounts receivable, net	U.S. dollars	824	1,602

Total		100,664	124,413

Liabilities:
Bank loans and overdrafts	U.S. dollars	-	449
Trade accounts payable	U.S. dollars	33,160	50,491
Accounts payable to related companies	U.S. dollars	12,381	2,833
Other accounts payable	U.S. dollars	3,093	3,193
Promissory notes	U.S. dollars	24,125	-
Bonds	U.S. dollars	102,847	102,847
Long-term debt	U.S. dollars	87,152	73,397
	Others	7,981	8,046

Total		270,739	241,256

Purchase position of hedge derivatives
(reference value)		38,000	92,975
Purchase position of hedges (macro coverage)
derivatives (reference value)		145,500	55,000

Total		183,500	147,975

Net asset position		13,425	31,132

Telefónica del Perú S.A.A. uses forward exchange and currency swaps contracts to reduce its exposure to foreign currency risks. As of December 31, 2003 and 2004, Telefónica del Perú S.A.A. entered into forward exchange and currency swaps contracts to purchase U.S. dollars, for hedge and hedge (macro-coverage) purposes, for a nominal amount of approximately US$183,500,000 and US$147,975,000, respectively.

As of December 31, 2004, the estimated market value for the hedge and hedge (macro-coverage) operations corresponds to unrealized losses of approximately S/.5,967,000 and

S/.13,373,000 respectively (unrealized losses of approximately S/.616,000 and S/.15,722,000, respectively as of December 31, 2003).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) as per the Nation-wide Wholesale Prices Index, published by the National Statistics and Informatics Institute (INEI), were as follows (in percentages):

	Devaluation	Inflation
Year	(revaluation)	(deflation)

2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
2004	(5.23)	4.90

8.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2003	2004

	S/.000	S/.000

Cash	3,234	2,701
Petty cash	511	578
Current and savings accounts (b)	48,712	46,044
Time deposits (c)	-	14,009

Total	52,457	63,332

(b)	Current and savings accounts are maintained in local banks; are denominated in local currency and U.S. dollars. The savings accounts earn interests at market rates.

(c)	As of December 31, 2004 time deposits are denominated in local currency and U.S. dollars, earn interests at average local market rates and have maturity in January 2005.

9.	MARKETABLE SECURITIES (TRUST FUND)

Consist of short-term investments in U.S. Treasury Papers amounting to approximately US$11,380,000 (equivalent to approximately S/.37,325,000) and approximately US$13,392,000 (equivalent to approximately S/.48,622,000, values as of December 31, 2003) as of December 31, 2004 and 2003, respectively, purchased through “The Bank of New York”. The funds used in the purchase of these investments were provided by the collection accounts of the securitization operation explained in Note 21 (b).

The market values of these investments as per their quoted price in the over the counter (OTC) market, added to value of the cash deposits originated by the accounts of the securitization as of December 31, 2004 and 2003, amount to approximately US$11,380,000 and US$14,680,000, respectively. There have been no significant fluctuations in market value of these securities as of the date of this report.

10.	TRADE ACCOUNTS RECEIVABLE, NET

(a)	Trade accounts receivable consist of the following:

	2003	2004

	S/.000	S/.000

Fixed local and public telephone services	1,224,884	1,165,804
Cable television	147,207	144,166
Data transmission	108,620	107,290
Interconnection	97,730	69,825
Foreign telecommunications carriers	52,230	47,375
Others	84,097	80,430

	1,714,768	1,614,890

Less:
Allowance for doubtful accounts (b)	1,050,542	1,045,298

Total	664,226	569,592

Trade accounts receivable have current maturities.

The accounts receivable related to local and public fixed telephone services are billed in Nuevos Soles. The accounts receivable related to data transmission services, interconnection, foreign telecommunications carriers and cable television are billed in U.S. dollars. Other accounts receivable are mainly billed in U.S. dollars.

As of December 31, 2004, Telefónica del Perú S.A.A. has approximately 2,151,000 lines of fixed local telephone and public telephone in service (1,964,000 as of December 31, 2003). Additionally, as of December 31, 2004, Telefónica del Perú S.A.A. and subsidiaries have approximately 205,000 and 90,700 broad band (speedy and cablenet) respectively.

(b)	Changes in the provision for doubtful accounts as of December 31, 2003 and 2004 were as follows:

	2003	2004

	S/.000	S/.000

Balance as of January 1,	944,328	1,050,542

Add (less)
Provision for the year, Note 25 (a)	131,632	49,624
Write – offs	(3,925)	-
Loss from exposure to inflation	(21,493)	(54,868)

Balance as of December 31,	1,050,542	1,045,298

In the opinion of Management of Telefónica del Perú S.A.A. and its Subsidiaries, the balance of this provision adequately covers any risk of loss in trade accounts receivable as of the date of the consolidated balance sheet.

11.	OTHER ACCOUNTS RECEIVABLE, NET

(a)	Other accounts receivable consists of the following:

	2003	2004

	S/.000	S/.000

Accounts receivable due to coercive executions (b)	164,029	156,435
Claims to third parties	44,519	43,545
Accounts receivable from third parties	9,708	21,039
Loans to employees, Note 22(c)	4,595	6,594
Advances granted to suppliers	1,229	3,490
Others (c)	21,260	5,903

	245,340	237,006
Less:
Provision for doubtful accounts (d)	(133,609)	(183,056)

Total	111,731	53,950

(b)	Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licences and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, infringing the right to defense of the Company, or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. The Management of the Company continues the relevant legal actions and, in virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Also, their recoverability is being assessed.

(c)	“Other accounts receivable” are denominated in local and foreign currency, and do not bear interest. The accounts receivable that are not related to provisioned accounts, have current maturity.

(d)	The provision for doubtful accounts for the year 2003 and 2004 amounted S/.104,245,000 and S/.62,504,000, respectively, and is included in “Other expenses, net” in the consolidated statements of income, see Note 29.

12.	PREPAID EXPENSES

(a)	Prepaid taxes and expenses consist of the following:

	2003	2004

	S/.000	S/.000

Broadcasting rights for sport events (b)	16,059	12,237
Prepaid advertisement	8,113	4,442
Others prepaid expenses	47,204	24,628

Total	71,376	41,307

(b)	Correspond to rights acquired by Telefónica Multimedia S.A.C. to broadcast the soccer games played by several Peruvian professional clubs. These rights will be in force until 2005. Expenses are recorded in the consolidated statement of income over the term of the rights on a straight-line basis and the expense of the year is included in “general and administrative” caption of the consolidated statements of income.

13.	INVESTMENTS, NET

(a)	Investments consist of the following:

	Percentage of
	ownership in
	shareholders'	Book value
	equity	12.31.03	12.31.04

	%	S/.000	S/.000

Investments available for sale
Share in Intelsat Ltd. (d)	0.93	58,910	95,205
Share in New Skies Satellites (d)	0.76	25,617	-

Total		84,527	95,205

Other investments:
Others, Note 4 (h)		12,953	15,884
Provision for impairment of
investments (b) and (c)		(6,687)	(6,687)

Total		6,266	9,197

(b)	Changes in the provision for impairment of investments as of December 31, 2003 and 2004 were as follows:

	2003	2004

	S/.000	S/.000

Balance as of January 1,	51,647	6,687
Add (less):
Provision for the year, see (c)	17,858	-
Write-offs	(62,818)	-

Balance as of December 31,	6,687	6,687

(c)	On July, 2003, the Company sold to Telefónica, S.A. the shares of Terra Networks, S.A. through a Public Acquisition Offer. The sale value amounted to US$13,273,000 equivalent to S/.49,259,000, generating a loss amounting to S/.21,404,000 which is included in the caption “Other expenses” of the consolidated statement of income. See Note 29 (a).

(d)	In November, 2004, Telefónica del Perú S.A.A. sold to Black Stone Group, through a private agreement, all the shares it had in New Skies Satellites, valued in US$7,843,000 equivalent to S/.25,828,000, see Note 29 (a).

On August 16, 2004, Intelsat Ltd. Board of Directors, approved the acquisition of the company on behalf of Zeus Holding Ltd. (a company domiciled in Bermuda). Moreover, on October 13, 2004, the Board of Directors of Telefónica del Perú S.A.A. approved the disposal of the entire participation maintained in Intelsat Ltd. (1,548,075 shares).

On January 28, 2005, IntelSat Ltd. announced the end of the negotiations with Zeus Holding Ltd., by means of which every shareholder, including the Company, will receive US$18.75 cash per share. To date, the actions to perform the sale are still in process. As a result, as of December 31, 2004, the Company has considered said end value as the fair value and recognized an income of approximately S/.36,295,000, which is included in the caption “Other income (expenses)” of the consolidated statement of income, see Note 29 (a).

14.	PROPERTY, PLANT AND EQUIPMENT, NET

(a)	The movement in property, plant and equipment is as follows:

Description	Cost as of December 31,		Accumulated depreciation as of December 31,		Net book value as of December 31,

	2003	2004	2003	2004	2003	2004
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Land	156,146	147,007	-	-	156,146	147,007
Buildings and other constructions (e)	876,967	886,001	349,806	386,205	527,161	499,796
Telephone plant	12,924,878	13,274,180	7,728,428	8,552,054	5,196,450	4,722,126
Equipment	609,690	635,822	472,337	537,847	137,353	97,975
Furniture and fixtures	67,973	69,783	48,674	54,124	19,299	15,659
Vehicles (e)	129,999	129,466	127,049	128,400	2,950	1,066
Construction in progress and units
in transit	255,141	330,862	-	-	255,141	330,862

Total	15,020,794	15,473,121	8,726,294	9,658,630	6,294,500	5,814,491

(b)	Fully depreciated property, plant and equipment

As of December 31, 2003 and 2004, certain assets for approximately S/.3,339,976,000 and S/.3,555,338,000, respectively, are fully depreciated. Nevertheless, these assets are still in active use.

(c)	Revalued property, plant and equipment

The net balance of property, plant and equipment as of December 31, 2004, includes the results of a voluntary revaluation made by ENTEL Perú as of December 31, 1992 based on an appraisal conducted by independent experts. The sum arising from this revaluation was credited to shareholders’ equity.

(d)	Impairment loss

During 2004, the Company recorded an impairment loss amounting to S/.13,851,000, additional over the one registered on books as of December 31, 2003, corresponding mainly to capitalized costs in the plant and computer equipment. As of December 31, 2004, the provision for impairment amounts to S/.79,192,000.

As of December 31, 2003 and 2004, according to the policy indicated in Note 4(p), Management has determined that the recoverable value of its property, plant and equipment is greater than its book value.

(e)	Assets under financial lease

The captions buildings and other constructions, and vehicles include assets purchased under financial lease contracts which have net book values of approximately S/.27,539,000 and S/.25,502,000 as of December 31, 2003 and 2004, respectively.

(f)	Insurance

The Company and Subsidiaries maintain insurance contracts on their principal assets as per the policies established by Management. As of December 31, 2004, the Company has insurance coverage for plant and equipment for up to US$200,000,000 (equivalent to S/.656,000,000). In Management’s opinion, the insurance policies of the Company are consistent with the international practice in the telecommunications industry and the risk of contingent losses for disasters considered in the insurance policy is reasonable, taken into account the kind of assets owned by the Company and Subsidiaries.

(g)	Construction in progress

It mainly consists in constructions of telephone plants and data transmission. Also, it includes spare parts for S/.43,090,000 and S/.51,569,000 as of December 31, 2003 and 2004 respectively, see note 4 (g), for which an impairment allowance was recorded amounting to S/.9,222,000 in 2004.

15.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The movement in intangibles and other assets is as follows:

Description	December 31,

	2003	2004
	S/.000	S/.000

Cost
Teledata	13,846	13,844
Issuance of bonds	51,993	51,986
Software and SAP (b)	628,273	704,738
Goodwill (c)	36,144	36,150
Wireless access fee	54,566	54,559
Others	133	1,554

	784,955	862,831

Accumulated amortization
Teledata	13,846	13,844
Issuance of bonds	51,993	51,986
Software and SAP (b)	434,472	509,631
Goodwill (c)	18,932	23,197
Wireless access fee	29,271	37,553
Others	120	1,479

	548,634	637,690

Net book value
Teledata	-	-
Issuance of bonds	-	-
Software and SAP (b)	193,800	195,107
Goodwill (c)	17,213	12,953
Wireless access fee	25,295	17,006
Others	13	75

	236,321	225,141

(b)	Software and SAP includes the acquisition of SAP R/3 financial and accounting software and of software licenses for platforms that support the commercial system. The Company recorded in 2004 a provision for impairment of S/.4,000,000 related to the software.

(c)	Goodwill corresponds to the difference between the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. and the capital share of the Company in the fair value of the acquired net assets.

(d)	As of December 31, 2003 and 2004, Management has prepared forecasts of the estimated results for the next years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its property, plant and equipment, intangibles, and other assets, are greater than their book values and therefore, there is no need for a provision for impairment, as of the date of the consolidated balance sheet.

16.	BANK LOANS AND OVERDRAFTS

(a)	Bank loans and overdrafts are mainly short-term loans used for working capital; they consist of the following:

Description	2003	2004

	S/.000	S/.000

BBVA Banco Continental	98,186	95,000
Banco Standard Chartered - Perú	15,735	44,500
Banco de Crédito del Perú	34,617	62,000

Total bank loans	148,538	201,500
Bank Overdrafts	23,087	5,347

Total	171,625	206,847

(b)	All bank loans have current maturity and are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in Nuevos Soles as of December 31, 2004, accrue a weighted average interest rate of 4.32 percent (4.15 percent annual rate as of December 31, 2003). During 2004, the weighted average interest rate accrued by loans in Nuevos Soles was 4.07 percent (4.62 percent and 2.21 percent during 2003 year in Nuevos Soles and U.S. dollars, respectively). Interests accrued by bank loans and overdrafts for the years ended December 31, 2003 and 2004 amounted to approximately S/.12,892,000 and S/.5,976,000,000, respectively.

17.	TRADE ACCOUNTS PAYABLE

Trade accounts payable consist of the following:

	2003	2004

	S/.000	S/.000

Domestic suppliers	260,479	239,380
Foreign suppliers	26,261	32,992
Guarantee deposits from contractors	18,839	23,716
Other trade accounts payable	171,956	182,172

Total	477,535	478,260

Trade accounts payable are denominated in local currency (nuevos soles) and U.S. dollars, have current maturities and do not bear interest.

18.	OTHER ACCOUNTS PAYABLE

(a)	Other accounts payable consist of the following:

	2003	2004

	S/.000	S/.000

Remunerations	62,417	79,459
Taxes (b)	31,865	174,821
Workers' profit sharing	71,409	134,910
Dividends	15,373	13,226
Interest	28,587	28,228
Sundry accounts payable (c)	490,422	592,393

Total	700,073	1,023,037

(b)	The current income tax provision deducted from the balance of prepaid income tax is shown as asset or liability, according to the net balance resulting from both concepts. The prepaid income tax amounts to S/.227,063,000 and S/.325,960,000 as of December 31, 2003 and 2004, respectively.

(c)	Sundry accounts payable correspond mainly to various provisions made by the Company according to the practice indicated in note 4(m), based on their best estimations about the disbursements that would be required to settle obligations at the date of the consolidated balance sheet.

19.	PROMISSORY NOTES

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

The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Second Informative Prospect was authorized by means of CONASEV Resolution Nº 009-2002-EF/94.11 dated February 4, 2003.

The General Shareholders Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issuance of short-term promissory notes adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. However, it was specified that the principal of the debt obtained from the issuance of papers (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

The General Shareholders’ Meeting of the Company held on March 26, 2004 approved the issuance of this type of instruments until March 26, 2008, without any change in authorized amount and issuance limit.

As of December 31, 2003 and 2004, Telefónica del Perú S.A.A. maintains the following promissory notes in circulation:

				Weighted average annual interest rate		Equivalent in local currency
Issuance number		Issuance date	Maturity date		Currency of contract
	Series					2003	2004

				%		S/.000	S/.000

Thirtieth	A	July 9, 2004	July 4, 2005	4.68	S/.		35,000
Thirtieth	C	October 20, 2004	October 15, 2005	4.48	S/.		60,000
Twenty-fifth	Q	January 10, 2003	January 5, 2004	4.74	S/.	15,735	-
Twenty-sixth	D	March 19, 2003	March 3, 2004	1.39	US$	72,674	-
Twenty-sixth	H	April 22, 2003	April 16, 2004	1.38	US$	11,355	-
Twenty-sixth	L	May 12, 2003	April 30, 2004	1.40	US$	3,634	-
Twenty-seventh	D	March 31, 2003	January 2, 2004	4.47	S/.	19,407	-
Twenty-seventh	E	April 14, 2003	January 9, 2004	4.13	S/.	10,490	-
Twenty-seventh	F	April 14, 2003	April 8, 2004	4.54	S/.	41,959	-
Twenty-seventh	J	May 9, 2003	April 30, 2004	4.49	S/.	7,915	-
Twenty-eighth	B	July 18, 2003	February 13, 2004	3.64	S/.	9,966	-
Twenty-eighth	C	July 18, 2003	July 12, 2004	3.83	S/.	28,061	-
Twenty-eighth	E	October 28, 2003	February 25, 2004	3.08	S/.	18,892	-
Twenty-eighth	F	October 28, 2003	July 24, 2004	3.28	S/.	7,857	-
Twenty-eighth	G	October 28, 2003	October 22, 2004	3.43	S/.	17,309	-

						265,254	95,000

Promissory notes have been acquired by third parties and have no specific guarantees.

20.	BONDS

(a)	Telefónica del Perú S.A.A. maintains the following obligations related to the issuance of bonds as of December 31, 2003 and 2004:

Series	Issuance date	Maturity date	Face value	Authorized amount	Used amount	Effective annual interest rate	Equivalent in local currency
							2003	2004

			(000)	(000)	(000)	(**)	S/.000	S/.000

1 st. Program	August 16, 1999	August 16, 2006	S/.5,000	S/.100,000	S/.100,000	VAC (*) + 6.9375%	113,948	113,057
1st issuance
1 st. Program
2nd issuance	October 11, 1999	October 11, 2009	S/.5,000	S/.70,000	S/.43,710	VAC (*) + 7.00%	49,578	49,189
2 nd. Program
3 rd Issuance	December 11, 2001	December 11, 2006	S/.5,000	S/.100,000	S/.100,000	VAC (*) + 6.1875%	108,070	107,225
2 nd. Program
4 th issuance	March 14, 2002	March 14, 2004	S/.5,000	S/.55,000	S/.16,770	6.375%	17,592	-
2 nd. Program
5 th issuance	May 13, 2002	May 13, 2007	S/.5,000	S/.30,000	S/.12,140	VAC (*) + 6.25%	13,137	13,034
2 nd. Program
6 th issuance	July 9, 2002	July 9, 2004	S/.5,000	S/.20,000	S/.9,485	7.75%	9,950	-
2 nd. Program - Serie A
7 th issuance	November 25, 2002	November 25, 2005	US$1,000	US$45,000	US$35,000	4.375%	127,181	114,905
2 nd. Program - Serie B
7 th issuance	December 6, 2002	December 6, 2005	US$1,000	US$45,000	US$10,000	4.00%	36,337	32,830
2 nd. Program - Series A
8 th issuance	March 14, 2003	March 14, 2005	S/.5,000	S/.75,000	S/.75,000	6.50%	78,675	75,000
2 nd. Program - Series B
8 th issuance	April 22, 2003	April 22, 2005	S/.5,000	S/.15,000	S/.15,000	6.1875%	15,735	15,000
2 nd. Program - 9th issuance	April 14, 2003	January 14, 2005	US$1,000	US$26,000	US$21,000	2.4375%	76,308	68,943
6th. Issuance of corporate
bonds Series A	June 18, 2003	June 18, 2005	S/.5,000	S/.70,000	S/.70,000	5.1875%	73,430	70,000
7th. Issuance of corporate
bonds	August 20, 2003	August 20, 2008	S/.5,000	S/.70,000	S/.63,190	7.9375%	66,286	63,190
8th Issuance of corporate
bonds	August 20, 2003	February 20, 2009	US$1,000	US$30,000	US$16,847	3.8125%	61,218	55,309
9th Issuance of corporate
bonds	July 7, 2003	July 7, 2007	US$1,000	US$20,000	US$20,000	3.125%	72,675	65,660
3th Program - Series A
1st Issuance	November 24, 2003	November 24, 2010	S/. 5,000	S/. 70,000	S/. 50,000	VAC (*)+5%	52,541	52,130
3th Program - Series A
2nd Issuance	April 20, 2004	April 20, 2007	S/. 5,000	S/. 70,000	S/. 30,000	5.3125%	-	30,000
3th Program - Series A
3th Issuance	June 30, 2004	December 30, 2007	S/. 5,000	S/. 70,000	S/. 30,000	8.1250%	-	30,000
Financial derivates of
hedge							7,604	25,546

						Total	980,265	981,018

						Less – Current portion	27,541	398,496

						Non – current portion	952,724	582,522

(*)	Constant restating value.

(**)	Interest is paid semiannually, except for bonds corresponding to the 2nd program, 9th issuance, which are paid quarterly.

(b)	According to its contractual conditions, bonds outstanding as of December 31, 2003 and 2004 mature as follows:

	Principal amortizations

Maturity year	2003	2004

	S/.000	S/.000

2004	27,541	-
2005	415,271	398,496
2006	222,019	220,282
2007	85,811	142,422
2008	66,286	63,190
2009 and thereafter	163,337	156,628

Total	980,265	981,018

(c)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054- 99-EF and modified by Law 27804, interests are exempt from income tax until December 31, 2006. The exemption will not apply when the holder of the bonds is a bank or a financial entity.

(d)	Funds received from issuance of bonds in public offering were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(e)	The General Shareholders Meeting of Telefónica del Perú S.A.A. held on March 26, 2002 approved to modify the agreement on the issuance of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issuance of papers (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(f)	Likewise, the “Third Bonds Program of Telefónica del Perú” was registered for a maximum amount in circulation equivalent to US$250,000,000. This program was registered in the Public Registry of Securities and Brokers and authorized by means of Resolution from CONASEV Nº 079-2004-EF/94.11 dated October 3, 2003.

(g)	The General Shareholders’ Meeting of the Company held on March 26, 2004 approved the issuance of this type of instruments until March 26, 2008, without any changes in the authorized amounts and issuance limits indicated in paragraph (e).

21.	LONG-TERM DEBT

(a)	Long-term debt consists of the following:

						As of December 31, 2003	As of December 31, 2004

Creditor	Currency	Guarantee granted by	Annual interest rate	Terms of payment	Maturity date	Equivalent in local currency	Foreign currency	Equivalent in local currency

						S/.000	000	S/.000

European Investment Bank	US$	-	5.72%	Semiannual	September, 2013	168,969	41,850	137,394
Telefónica del Perú Grantor Trust (b)	US$	-	7.48%	Semiannual	December, 2008	142,753	31,428	103,178
BBVA Banco Continental	S/.	-	5.95%	Upon maturity	April, 2006	-	-	115,500
Banco Standard Chartered	S/.	-	5.45%	Upon maturity	June, 2005	41,960	-	40,000
Banco Standard Chartered	S/.	-	5.35%	Upon maturity	December, 2004	30,946	-	-
Nederlandes Investeringsbank Voor
Ontwikkellingslanden - Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	20,321	4,143	18,633
Citileasing S.A.	US$	Leased building	4.4436%	M onthly	August, 2004	4,965	-	-
French Public Treasury	€	Peruvian government	3.50%	Semiannual	September, 2012	2,728	497	2,234
Others						6,796		8,416

					Total	419,438		425,355

					Less – Current portion	89,702		90,211

					Non – current portion	329,736		335,144

(b)	On July 14, 1998, the Board of Directors of Telefónica del Perú S.A.A. approved a financial operation denominated “Securitization” for a total amount of US$200,000,000; backed with the trust transfer of accounts receivable as of such date and future, generated by the international traffic of Telefónica del Perú S.A.A. These accounts constitute the trust equity backing the issue of certificates to be carried out by the securitizing entity in virtue of the securitization process. On December 16, 1998, Telefónica del Perú S.A.A. placed certificates for US$150,000,000 in the New York Stock Exchange at an issuance price of 99.975954 percent and at an annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance Telefónica del Perú S.A.A. working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 millions, no other prepayments having been made. As of December 31, 2004 the principal of this debt had been amortized by approximately US$118,572,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see Note 9.

(c)	Telefónica del Perú S.A.A. is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled as of December 31, 2004.

(d)	The long-term debt principal as of December 31, 2003 and 2004 matures as follows:

	2003	2004

	S/.000	S/.000
Year

2004	89,702	-
2005	89,379	90,211
2006	47,331	159,360
2007	47,265	42,844
2008	47,262	42,834
2009 and thereafter	98,499	90,106

Total	419,438	425,355

22.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Principal transactions

During 2002, 2003 and 2004, the Company and Subsidiaries principal transactions with related parties were as follows (see also Notes 24(f) and 27):

	2002	2003	2004

	S/.000	S/.000	S/.000

Income from lease of circuits	40,227	40,295	83,902
Interest on accounts receivable from
Telefónica Móviles S.A.C., Note 28	25,326	10,140	986
Income from sale of subsidiary, Note 29	118,555	-	-
Interconnection expenses, net (b)	(420,688)	(395,829)	(483,187)
Shared Services Centre expenses (**)	(118,140)	(112,815)	(102,833)
Call-centre services and regulatory expenses	(25,921)	(29,770)	(26,969)
Services received from Telefónica Móviles S.A.C.	(19,551)	(18,845)	(4,494)
Printing of telephone directories expenses	(17,004)	(15,050)	(23,174)
Loans granted, net	24,943	-	-

As a result of these and other minor transactions, as of December 31, 2003 and 2004, Telefónica del Perú S.A.A. and Subsidiaries had the following balances with related companies:

	2003	2004

	S/.000	S/.000

Accounts receivable:
Telefónica Móviles S.A.C. (*)	236,023	86,295
Telefónica Publicidad e Información Perú S.A.C.	-	16,993
Telefónica Gestión de Servicios Compartidos
Perú S.A.C. (**)	-	7,523
Telefónica Empresas Perú S.A.A. (***)	2,477	5,700
Telefónica International Wholesale Services Perú
(formerly Emergia Perú S.A.C.)	4,516	5,170
Others	19,190	12,599

	262,206	134,280

Accounts payable:
Comunicaciones Móviles del Perú S.A.
(formerly Bellsouth Perú S.A.) (b)	-	22,871
Telefónica del Perú S.A.C.	3,434	6,389
Telefónica Móviles S.A.C.	146,135	-
Telefónica Gestión de Servicios Compartidos
Perú S.A.C. (**)	34,184	-
Others	29,585	3,698

	213,338	32,958

(*)	As of December 31, 2004, accounts receivable from Telefónica Móviles S.A.C. mainly corresponds to payments made on behalf of that company. The account receivable as of December 31, 2003 corresponds to a Mutum Contract signed with Telefónica Móviles S.A.C. on April, 2003, whereby the balance was refinanced of the debt transferred by the Company, according to a Debt Recognition and Payment Commitment Contract dated January, 2000, as a result of the assets and liabilities transfer related to the mobile telephone service. This debt was charged in the first quarter 2004 and at the same date, the Company and Telefónica Móviles S.A.C. signed a credit line agreement. Under said credit line agreements, the new debt was charged in third quarter 2004, by means of a compensation between the accounts receivable it held with that company.

(**)	Telefónica Gestión de Servicios Compartidos S.A.C. offers to the Company and Subsidiaries, accounting, tax, treasury, human resources, real estate, security, logistics, information system and general services.

(***)	As of December 31, 2004, the net balance receivable from Telefónica Empresas Perú S.A.A. includes the net balance of Telefónica de Servicios Financieros S.A.C., a company incorporated by simple merger by the former. Said net balance includes short-term debts for S/.25,266,000.

(b)	In October, 2004, the Telefónica Group (Spain) acquired all the shares of the capital share of Comunicaciones Móviles del Perú S.A. (formerly Bellsouth Perú S.A.). Therefore, the net balance payable as of December 31, 2004, is shown as a balance payable to related companies. Also, though Telefónica del Perú S.A.A. still had transactions with this company during 2003 and 2004, the interconnection expenses, indicated in (a), only includes the transactions with this related company for the months of November and December 2004.

(c)	Loans to employees

Telefónica del Perú S.A.A. and Subsidiaries grant loans to their employees and executives for periods of up to 12 months. The interest rates applied are generally below the existing market interest rates. However, other loan conditions are substantially the same as those in the market. The balances of employee loans were approximately S/.4,595,000 and S/.6,594,000 as of December 31, 2003 and 2004, respectively, and are shown in “Other accounts receivable, net”, see Note 11.

(d)	Directors’ remunerations

For the years ended December 31, 2002, 2003 and 2004, the Board of Directors remuneration amounted to approximately S/.2,142,000, S/.864,000 and S/.649,000, respectively.

23.	SHAREHOLDERS’ EQUITY

(a)	Share capital

As of December 31, 2002, 2003 and 2004, the share capital of the Company is represented by 1,721,964,417 common shares, par value of S/.1.25 each, fully subscribed and paid (par value of S/.1.00 as of December 31, 2002 and 2003). The Company is entitled to issue approximately 162,164,383 additional shares resulting from the adjustment for inflation of the share capital as of December 31, 2004.

The Shareholders Meeting held on November 8, 2004, approved the capitalization of the net result from exposure to inflation accumulated as of December 31, 2002 of S/.1,173,603,880, by means of the increase of the par value to S/.1.68 per share, without any change in the number of shares representative of the share capital and having as a result the same shareholders participation in the said share capital. Also, the reduction of the share capital in S/.743,112,776 was approved, by means of the decrease of the par value to S/.1.25 per share, without any change in the number of shares representative of the share capital of the Company and having as a result the same shareholders participation on the said share capital. The shareholders received a return of their contribution due to the capital reduction. The increase and decrease of share capital were effective on December 30, 2004 and the return of contributions on the 31st day of the same month. At the year ended December 31, 2004 the market value of the class B share was S/.1.51 having a deal frequency of 80% over the 365 days of the year (S/.1.38 and a deal frequency of 84% over the 365 days of the year at the year ended December 31, 2003).

For 2003, the Company declared cash dividends amounting to S/.174,076,000 (S/.0.1 per share). No cash dividends were declared in 2002 and 2004.

As of December 31, 2002, 2003 and 2004, Company’s share capital includes the following:

	2002	2003	2004

	%	%	%

Class A-1
Telefónica Perú Holding S.A.C.	38.90	38.90	38.90
Class B
Telefónica Internacional, S.A.	49.53	49.53	49.53
Telefónica Perú Holding S.A.C.	8.64	8.64	8.64
Morgan Guaranty Trust ADR Programs	1.19	1.24	-
Telefónica, S.A.	0.14	0.14	0.14
Other minor shareholders	1.58	1.53	1.76
Telefónica del Perú S.A.A. (treasury shares) (b)	0.00	0.00	1.01
Class C	0.02	0.02	0.02

Total	100.00	100.00	100.00

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

Class C shares correspond to the workers of Telefónica del Perú S.A.A., who will have the right to elect one member of the Board of Directors when they reach a percentage not lesser than 3% of the share capital. If this percentage is not reached at the moment of the election, Class B shareholders will elect an additional Director.

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

Dividends distributed to domiciled individuals and non-domiciled shareholders, whether legal entities or individuals, are subject to a 4.1% income tax withholding rate. There is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Treasury shares

On March 1, 2004, the Company discontinued the listing of its American Depositary Shares (ADSs) related to the class C shares, from the New York Stock Exchange (NYSE). Likewise, the related deposit program was cancelled the same date.

In order to take off the record of the Class B shares from the Securities and Exchange Commission (SEC), on April 29, 2004, the Company registered a form so as to acquire the underlying ADSs shares that JP Morgan Chase Bank (depositary bank of those shares) would offer for sale at the Lima Stock Exchange, as a result of the deposit program cancellation. Furthermore, on July 8, 2004, the possibility for the Company to acquire own-issuance Class B shares was announced to the market, according to the agreement at the General Shareholders’ and Board of Directors’ Meeting held on March 26 and 11, 2004, respectively. As a consequence Telefónica del Perú S.A.A. acquired 17,455,816 shares of Class B, for a total amount of S/.21,896,000.

As of December 31, 2004, the share capital is shown in the consolidated balance sheet net of the amount paid for the acquisition of own-issuance shares (Class B).

(c)	Legal reserve

In accordance with the General Law of Corporations in Peru, the Company is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, to a legal reserve until it reaches 20 percent of its share capital. The legal reserve may be used to offset future losses or may be capitalized, existing in both cases the obligation to restore it.

24.	TAXATION

(a)	On December 31, 2003 expired the Legal Stability Agreements signed with the Peruvian Government (represented by the Comisión Nacional de Inversiones y Tecnologías Extranjeras CONITE) in May 1994 by the Empresa Nacional de

Telecomunicaciones del Perú - ENTEL PERU and the Compañía Peruana de Teléfonos - CPT, valid subsequently to Telefónica del Perú S.A.A., according to the Addendum of June 6, 1995, which were valid for 10 years.

(b)	In accordance with the preceding paragraph, Telefónica del Perú S.A.A. income tax for the years 2002 and 2003 was calculated based on a 30% rate and considering financial statements adjusted to reflect the changes in the Wholesale Price Index, following the methodology established by Legislative Decree Nº627. The annual income tax should not be less than 2 percent of Telefónica del Perú S.A.A. total net assets, excluding the investments in shares in companies domiciled in Peru and the value of new plant and equipment in the year of their acquisition and in the subsequent year. Since 2004, the Company is subject to the tax system in force. In that sense, the Company has determined its income tax based on the Income Tax Law approved by Supreme Decree Nº 054-99-EF, and its amendments and regulatory norms; according to which, the income tax is calculated based on a 30% rate and considering consolidated financial statements adjusted to reflect the changes in the wholesale Price Index.

Likewise, the total or partial distribution of earnings, is subject to a withholding rate of 4.1 percent of the amount distributed to foreign shareholders and domiciled individuals.

(c)	As of December 31, 2002, 2003 and 2004, the Subsidiaries’ approximate tax loss carry forwards are the following:

	2002	2003	2004

	S/.000	S/.000	S/.000
Entity

Telefónica Multimedia S.A.C.	68,775	97,579	27,422
Telefónica Servicios Digitales S.A.C.	2,589	6,681	6,984
Servicios Editoriales del Perú S.A.C.	6,317	14,862	14,621

The fiscal treatment for the tax loss carry forwards has been changed by means of Legislative Decree Nº 945, which became in force on January 1, 2004. In that sense:

1.	The tax loss carry forwards as of 2000 of Telefónica Multimedia S.A.C. and Telefónica Servicios Digitales S.A.C. were offset until 2004.

2.	The 2001 tax loss carryforwards of Telefónica Multimedia S.A.C. may be used to offset taxable income until 2005.

3.	The tax loss carryforwards from 2001, 2002 and 2003 of Telefónica Servicios Digitales S.A.C. and Servicios Editoriales del Perú S.A.C. will be offset with no maximum deadline but with an annual maximum amount equivalent to 50 percent of the corporate tax net income obtained in the next years.

The tax loss carryforward amounts of each subsidiary depend on the results of the reviews indicated in paragraph (d) below.

(d)

Telefónica del Perú S.A.A. income tax and returns from 2000 to 2004 and value added tax returns from December 2000 to December 2004 are subject to review by the tax authority. Telefónica del Perú S.A.A. 1997, 1998 and 1999 income tax returns and value added tax returns from January to December, 1997, 1998 and 1999 have been reviewed by the tax authority, see note 34(a). Currently, the tax authority is reviewing the 2000 and 2001 returns.

Additionally, the income tax and value added tax returns are subject to fiscal review by the tax administration, for the periods indicated below:

	Entity	Years

	Telefónica Multimedia S.A.C.	2000 to 2004
	Telefónica Servicios Integrados S.A.C.	2000 to 2004
	Transporte Urgente de Mensajería S.A.C.	2000 to 2004
	Telefónica Servicios Comerciales S.A.C.	2003 to 2004
	Telefónica Servicios Digitales S.A.C.	2000 to 2004
	Servicios Editoriales del Perú S.A.C.	2000 to 2004
	Telefónica Soluciones Globales Holding S.A.C.	2000 to 2004
	Telefónica Servicios Técnicos S.A.C.	2001 to 2004
	Servicios Globales de Telecomunicaciones S.A.C.	2001 to 2004
	Antena 3 Producciones S.A.	2000 to 2004

The tax authority is legally entitled to review and, if necessary, adjust the income tax calculated by Telefónica del Perú S.A.A. and Subsidiaries during the four years following the year of filing of the related tax returns. Due to possible interpretations of current legislation by the tax administration, it is not possible to determine whether or not such reviews will result in tax liabilities for Telefónica del Perú S.A.A. and Subsidiaries. However, in Management and their legal advisors opinion, any additional tax assessment would not be significant for the consolidated financial statements as of December 31, 2002, 2003 and 2004.

(e)	In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations approved by the Supreme Decree Nº 027-2004-MTC, telecommunications service concessionaires should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (e.2), on all the different telecommunication services under concession and/or authorization in the case of (e.3) below and only on the final and carrier telephone services in the case of (e.1):

Concept:	Beneficiary	%

(e.1) Special fee assigned to the Telecommunications	OSIPTEL	1.0
Investment Fund (FITEL)
(e.2) Contributions for supervision services	OSIPTEL	0.5
(e.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service provided by the concessionaire.

As of December 31, 2002, 2003, and 2004 the expense recognized for these concepts amounted to S/.63,497,000, S/.61,895,000 and S/.59,004,000, respectively, and is included in the caption “General and administrative expenses” of the consolidated statements of income.

(f)	Starting from fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or nil taxation, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. For fiscal year 2003 and previous, due to the Legal Stability Agreement signed with the Peruvian Government, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT, and; estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter. For fiscal year 2004, due to the expiry of the Legal Stability Agreement signed with the Peruvian Government, these rules, with regards to income tax, will be applicable to Telefónica del Perú S.A.A. as well; the management of Telefónica del Perú S.A.A. and Subsidiaries consider that the respective adaptation actions have been taken.

25.	GENERAL AND ADMINISTRATIVE EXPENSES

(a)	General and administrative expenses consist of the following:

	2002	2003	2004

	S/.000	S/.000	S/.000

Services provided by third parties (b)	727,427	784,646	774,419
Provision for doubtful accounts, note 10 (b)	125,983	131,632	49,624
Taxes	91,270	90,886	82,060
Others	20,655	19,219	17,037

Total	965,335	1,026,383	923,140

(b)	Consist of the following:

	2002	2003	2004

	S/.000	S/.000	S/.000

Leases	149,550	141,021	137,793
Fees	144,686	199,860	196,948
Cable TV signal’s rental fees	117,094	123,105	96,042
Maintenance and repairs	96,729	123,083	107,002
Printings and services	53,194	52,321	48,787
Advertising	62,610	51,762	50,383
Mail and telecommunications	28,485	40,563	65,399
Transport and storage	15,269	15,160	14,312
Others	59,810	37,771	57,753

Total	727,427	784,646	774,419

26.	PERSONNEL EXPENSES

Personnel expenses consist of the following:

	2002	2003	2004

	S/.000	S/.000	S/.000

Salaries	354,130	336,779	320,344
Social security and insurance	28,835	30,262	25,629
Severance indemnities	25,227	28,123	23,971
Other personnel expenses	35,459	28,747	13,795

Total	443,651	423,911	383,739

The average number of Telefónica del Perú S.A.A. and Subsidiaries employees during 2002, 2003 and 2004 was 4,873, 5,052, and 5,175, respectively.

27.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL DE ESPAÑA, S.A.

On May 16, 1994, CPT and ENTEL Perú separately signed a Technology Transfer and Management Fees Agreement with Telefónica Internacional, S.A. (TISA), for a term of five years to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the Concession Contract. In return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of total revenues for services invoiced by Telefónica del Perú S.A.A. Up to the second quarter 2004 the management and administration fee was equal to 9 percent of the operating revenue, excluding depreciation, amortization, technology transfer and management fee payments, as well as taxes, duties, contributions and royalties established under the Concession agreements. As from the third quarter 2004, according to an addendum of said contract, dated September 30, 2004, the management and administration fee is determined based on advising and consultancies of professionals and specialized technicians designated by TISA, who provides their services subject to a fee rate table. Said addendum superseded the nine percent fee initially agreed.

Clause 5.5 of the Contract establishes that in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the quarter’s net income before worker’s profit sharing, deductions and taxes plus the quarter’s financial expenses, divided by the quarter’s financial expenses, is greater than 2. In fulfillment of said clause, no technology transfer and Management fee was generated for the fourth quarter 2004.

During 2004, under this agreement the accumulated technology transfer fee was approximately S/.30,443,000 (approximately S/.36,900,000 and S/.47,176,000 in 2002 and 2003, respectively). Likewise, during 2004 under this agreement the accumulated management and administration fee was approximately S/.127,400,000 (approximately S/.209,521,000 and S/.262,729,000 in 2002 and 2003, respectively).

According to the agreement, the amount paid during the year is subject to an audit to be performed during the first quarter of next year. In Management’s opinion, the amounts recorded for 2004 will not be significantly modified as a result of such audit.

28.	INTEREST INCOME AND EXPENSE

Interest income and expense consist of the following:

	2002	2003	2004

	S/.000	S/.000	S/.000

Interest income:
Interest on accounts receivable from
Telefónica Móviles S.A.C., see note 22	25,326	10,140	986
Interest on trade accounts receivable	24,700	19,478	12,458
Interest on time deposits	1,981	601	5,965
Others	4,080	2,065	5,063

Total	56,087	32,284	24,472

Interest expense:
Interest on bank loans	(130,787)	(45,657)	(28,480)
Interest on bonds	(71,100)	(61,791)	(68,418)
Interest on promissory notes	(24,462)	(11,898)	(3,304)
Financial commissions	(9,241)	(4,959)	(3,231)
Others	(8,034)	(21,265)	(19,625)

Total	(243,624)	(145,570)	(123,058)

29.	OTHER INCOME (EXPENSES), NET

(a)	Other income (expenses), net consist of the following:

	2002	2003	2004

	S/.000	S/.000	S/.000

Other income:
Sale of investment in Telefónica Publicidad e Información
Perú S.A.C. (b)	118,555	-	-
Valuation of investment available for sale, note 13 (d)	-	-	36,295
Sale of investment in New Skies Satellites, note 13 (d)	-	-	25,828
Sale of property, plant and equipment	37,429	18,532	15,819
Sale of investment in Terra Networks S.A., note 13 (c)	-	49,259	-
Others	68,353	37,868	39,479

Total	224,337	105,659	117,421

Other expenses:
Cost of investment in Telefónica Publicidad e
Información Perú S.A.C., (b)	(83,366)	-	-
Provisions and prior years' expenses (d)	(95,567)	(76,360)	(112,463)
Cost of property, plant and equipment and intangibles sold,
notes 14 and 15	(39,972)	(12,587)	(6,270)
Incentivated retirement program (c)	(70,072)	(28,867)	(99,466)
Provision for obsolescence of inventories	(21,400)	-	-
Provision for doubtful accounts, note 11 (d)	(44,632)	(104,245)	(62,504)
Provision for impairment of investment in Terra Networks S.A.,
notes 13 (c)	(44,960)	(17,858)	-
Cost of sale of investment in Terra Networks S.A., note 13 (c)	-	(52,805)	-
Cost of sale of investment in New Skies Satellites	-	-	(25,617)
Others	(187,754)	(108,029)	(109,949)

Total	(587,723)	(400,751)	(416,269)

Other expenses, net	(363,386)	(295,092)	(298,848)

(b)	On February 8, 2002, Telefónica del Perú S.A.A. and Telefónica Publicidad e Información, S.A., an entity established in Spain and holder of the telephone directories service line, signed a sale and purchase agreement whereby Telefónica Publicidad e Información, S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The price for such transfer was approximately US$31.2 million, (approximately S/.118,555,000), resulting in an approximately capital gain of US$9.4 million (approximately S/.35,189,000).

As a result of the transfer described above, Telefónica Publicidad e Información Perú S.A.C. is no longer a Company’s subsidiary and depends directly from its respective holding entity in Spain, of which Telefónica, S.A. is the major shareholder.

(c)	On October 4, 2004, Telefónica del Perú S.A.A. announced a Voluntary Retirement Programme with exceptional benefits for the employees. This Programme would have specific characteristics and be in force until March 31, 2005. The expenses for this concept correspond to the employees that have accepted this Programme until December 31, 2004, as well as to other workers in different programmes executed during 2004.

(d)	Expenses arising from prior years’ provisions and expenses, including expenses related to depreciation of fixed assets and intangible assets and deferred expenses.

30.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	The income tax and workers’ profit sharing shown in the accompanying consolidated statements of income are made up as follows:

	2002	2003	2004

	S/.000	S/.000	S/.000

Workers' profit sharing:
Current	77,985	77,945	148,218
Deferred	(4,153)	(8,077)	(19,909)

Total	73,832	69,868	128,309

Income tax:
Current	211,005	215,035	403,835
Deferred	(12,171)	(24,228)	(52,913)

Total	198,834	190,807	350,922

(b)	The reconciliation of the effective tax rate to the statutory tax rate is as follows:

	2002		2003		2004

	S/.000%		S/.000%		S/.000%

Company's income before tax	221,338	100.0	196,768	100.0	417,391	100.0
Income tax rate	30%		30%		30%

Income tax at the statutory tax rate	66,401	30.0	59,030	30.0	125,217	30.0

Tax effect of non deductible expenses:
Generic provisions	45,946	20.8	48,603	24.7	180,964	43.3
Rent of locations for public telephone services	32,171	14.5	33,813	17.2	32,496	7.8
Non deductible financial expenses	4,243	1.9	3,594	1.8	4,091	1.0
Others	38,740	17.5	27,638	14.0	21,593	5.2

Income tax expense as per Telefónica
del Perú S.A.A.'s books	187,501	84.7	172,678	87.7	364,361	87.3

Income tax (benefit) expense as per
the Subsidiaries' books	11,333		18,129		(13,439)

	198,834		190,807		350,922

(c)	Components of the net deferred liability are as follows:

	As of January 1, 2003	(Debited)/ credited to income statement	(Debited)/ credited to equity	Others	Result from exposure to inflation	As of December 31, 2003	(Debited)/ credited to income statement	(Debited)/ credited to equity	Result from exposure to inflation	As of December 31, 2004

	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Deferred assets:
Provision for doubtful
accounts	20,375	(15,363)	-	-	(400)	4,612	14,748	-	(215)	19,145
Financial leasing	5,723	(1,933)	-	-	(111)	3,679	(3,363)	-	(172)	144
Provision for impairment of
investments	59,704	4,618	-	-	(1,171)	63,151	(18,290)	-	(2,950)	41,911
Provision for legal
contingencies	27,757	10,802	-	-	(544)	38,015	5,171	-	(1,777)	41,409
Inventories, investments and
property inflation adjustment	9,534	735	-	-	(187)	10,082	-	-	(470)	9,612
Tax loss carryforward of
Telefónica Multimedia S.A.C.	17,673	(15,687)	-	-	(345)	1,641	8,581	-	(76)	10,146
Others	54,551	(6,448)	(5,347)	(216)	(886)	41,654	19,480	(4,558)	(1,468)	55,108

Total	195,317	(23,276)	(5,347)	(216)	(3,644)	162,834	26,327	(4,558)	(7,128)	177,475

Deferred liabilities:
Depreciation	(1,100,935)	30,839	(18,952)	-	41,876	(1,047,172)	21,765	(16,157)	244	(1,041,320)
Software license	(61,072)	22,307	(1,325)	-	1,197	(38,893)	6,718	(1,130)	1,817	(31,488)
Financial leasing	(10,491)	(776)	-	-	206	(11,061)	157	-	516	(10,388)
Telephone plant	(76,967)	(771)	-	-	1,508	(76,230)	13,426	-	3,561	(59,243)
Revaluation of assets	(53,389)	3,984	-	-	612	(48,793)	4,431	-	2,279	(42,083)
Others	(18,074)	(2)	-	14,691	1,295	(2,090)	(2)	-	97	(1,995)

Total	(1,320,928)	55,581	(20,277)	14,691	46,694	(1,224,239)	46,495	(17,287)	8,514	(1,186,517)

Net deferred liability	(1,125,611)	32,305	(25,624)	14,475	43,050	(1,061,405)	72,822	(21,845)	1,386	(1,009,042)

31.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing the consolidated net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet.
		Days	Weighted
		outstanding	average
	Shares	until	number of
	outstanding	year-end	shares

Balance as of December 31, 2002	1,721,964,417	365	1,721,964,417

Balance as of December 31, 2003	1,721,964,417	365	1,721,964,417

Balance as of December 31, 2004	1,721,964,417	365	1,721,964,417

The computation of the consolidated basic and diluted earnings per share as of December 31, 2002, 2003 and 2004 is shown below:

As of December 31, 2002			As of December 31, 2003			As of December 31, 2004

Consolidated	Number		Consolidated	Number		Consolidated	Number
net income	of shares	Earnings	net income	of shares	Earnings	net income	of shares	Earnings
(numerator)	(denominator)	per share	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share

S/.		S/.	S/.		S/.	S/.		S/.

32,784,000	1,721,964,417	0.019039	23,021,000	1,721,964,417	0.013369	50,904,000	1,721,964,417	0.029562

32	BUSINESS SEGMENT INFORMATION

(a)	Following, the business segment information disclosures by service category, as of December 31, 2002, 2003 and 2004:

	Fixed local telephone services			Long distance telephone services			Cable television			Equipment supplies			Other services			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004

	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Property, plant and equipment	9,562,261	9,630,210	9,568,115	2,834,989	2,810,423	2,825,742	108,123	112,606	516,534	88,147	242,855	282,456	2,073,056	2,224,700	2,280,274	14,666,576	15,020,794	15,473,121
Accumulated depreciation	(5,065,276)	(5,775,775)	(6,232,868)	(1,522,286)	(1,501,865)	(1,655,894)	(73,610)	(87,256)	(301,796)	(47,332)	(162,846)	(173,275)	(1,111,353)	(1,198,552)	(1,294,797)	(7,819,857)	(8,726,294)	(9,658,630)
Intangibles and other assets	320,749	389,914	426,612	62,837	59,892	65,528	993	1,539	4,250	-	-	-	349,835	333,610	366,441	734,414	784,955	862,831
Accumulated amortization	(181,491)	(273,276)	(316,332)	(36,521)	(41,975)	(48,589)	(152)	(395)	(1,068)	-	-	-	(202,794)	(232,988)	(271,701)	(420,958)	(548,634)	(637,690)
Total assets	5,336,669	4,277,404	3,627,339	1,502,827	1,691,865	1,370,797	162,411	118,425	379,818	81,412	116,151	132,312	1,641,360	1,657,757	1,571,112	8,724,679	7,861,602	7,081,378
Total liabilities	2,766,706	2,351,173	2,296,682	487,277	473,756	413,186	52,405	51,910	93,190	26,793	54,507	32,964	1,781,485	1,466,920	1,517,970	5,114,666	4,398,266	4,353,992
Operating revenues	1,872,793	1,847,416	1,700,956	499,172	393,201	331,350	314,906	335,683	338,582	40,604	43,562	44,608	1,021,535	996,178	1,043,799	3,749,010	3,616,040	3,459,295
Operating expenses	(1,449,740)	(1,493,462)	(1,303,007)	(392,707)	(366,364)	(329,793)	(222,123)	(226,843)	(249,977)	(35,598)	(48,531)	(46,850)	(725,284)	(795,912)	(680,788)	(2,825,452)	(2,931,112)	(2,610,415)
Operating income (losses)	423,053	353,954	397,949	56,466	26,837	1,557	92,783	108,840	88,605	5,006	(4,969)	(2,242)	296,251	200,266	363,011	873,559	684,928	848,880

(b)	Following, the segment information disclosures for Lima and Provinces segments as of December 31, 2002, 2003 and 2004 is presented:

	Lima			Provinces			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Property, plant and equipment	9,792,292	10,029,722	10,451,161	4,874,283	4,991,072	5,021,960	14,666,575	15,020,794	15,473,121
Accumulated depreciation	(5,451,293)	(5,967,984)	(6,645,943)	(2,368,563)	(2,758,310)	(3,012,687)	(7,819,856)	(8,726,294)	(9,658,630)
Intangibles and other assets	728,966	779,844	857,693	5,449	5,111	5,138	734,415	784,955	862,831
Accumulated amortization	(417,742)	(544,547)	(633,200)	3,215	(4,087)	(4,490)	(414,527)	(548,634)	(637,690)
Operating revenues	2,576,575	2,609,003	2,653,180	1,122,435	1,007,037	806,115	3,699,010	3,616,040	3,459,295
Operating expenses	(2,011,726)	(2,065,010)	(1,833,456)	(813,725)	(866,102)	(776,959)	(2,825,451)	(2,931,112)	(2,610,415)
Operating income	564,849	543,993	819,724	308,710	140,935	29,156	873,559	684,928	848,880

33.	FINANCIAL INSTRUMENTS

The Company and Subsidiaries are exposed to market risks in the normal course of their operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on their technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, the Company and Subsidiaries evaluate the accounts receivable aging report, which is used to estimate the necessary provision for doubtful accounts, see notes 4(f) and 10 (b). In addition, the Company suspends the services, totally and partially, to clients who have overdue accounts receivable over 120 days.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allow the Company and Subsidiaries to develop their activities normally.

Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that a part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfilment of such obligations, because most of the revenues are generated in Nuevos Soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in their opinion, as of the date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur. Likewise, in order to mitigate this risk, the Company uses exchange rate forward and currency swap contracts, see note 7.

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

  Investment available for sale are stated at fair value Investments in associates which are not consolidated are not marketable securities, therefore Management has considered that their book value is similar to their fair value.

  In the case of liabilities that bear interests with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics. As of December 31, 2004, the fair value and book value of these liabilities amounted to S/.957,000,000 and S/.917,000,000, respectively (S/.1,355,000,000 and S/.1,282,000,000 as of December 31, 2003, respectively).

  For financial liabilities that bear interests at variable and preferential rates, it has been assumed that their book value is the same as their market value.

  The fair value of derivatives is based on market valuations.

Based on the criteria described above, the Company’s Management considers that there are no significant differences between the book value and the fair value of the financial instruments of the Company and Subsidiaries.

34.	CONTINGENCIES

In the normal course of its operations, the Company and Subsidiaries are subject to several tax, labour, civil and judicial claims, which are recorded according to accounting principles generally accepted in Peru, see note 4. The most significant contingencies as of December 31, 2002, 2003 and 2004 are described below:

(a)	To date, the assessments received from the tax authority are the following:

(i)	As a result of the fiscal review of the year 1998, on February 11, 2002 the Company was notified by Tax Authority (SUNAT) through several resolutions for the payment of income tax and value added tax including penalties and interests, for approximately S/.223,051,978 (at February 2002 values).

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

(ii)	On December 24, 2003, SUNAT notified the Company through various resolutions for the additional payment to cover pre-payments of income tax, income tax withholdings applicable to non-domiciled taxpayers, and value added tax, corresponding to 1999. Said assessments amount to approximately S/.213,751,359 (at December 2003 values), and include the respective fines and interests.

The Company has appealed all said resolutions since, in its opinion, they do not agree with legal norms currently in force in Peru.

Management and legal advisors estimate the results of the process will not have a significant impact on the consolidated financial statements.

(iii)	As a result of the fiscal review of the year 1999, on December 23, 2004, the Company was notified for the non-payment of the income tax for that year.

On January 20, 2005, the Company appealed those resolutions since, in its opinion, although there are high amounts, they do not agree with legal norms currently in force in Peru.

Management and legal advisors estimate the results of the process will not have a significant impact on the consolidated financial statement.

(iv)	Likewise, on December 23, 2004, the Company has been notified through several Determining Resolutions for income tax pre-payments, non-domiciled income tax withholding and value added tax related to year 2000.

Even though the amount of the assessments is high, the Company does not consider the assessment as grounded and filed an appeal against said resolutions on January 20,2005.

Management and legal advisors estimate the results of the process will not have a significant impact on the consolidated financial statement.

(b)	As of December 31, 2004 and 2003, the Company and its Subsidiaries have several labour and civil lawsuits and administrative processes. Both, internal and independent legal advisors are conducting such lawsuits. As of December 31, 2004 and 2003, the Company’s Management and its legal advisors have deemed necessary, based on the available evidence as of such dates, to record provisions to cover the risks of said contingencies, as set forth in note 4(m), against the results of years 2004 and 2003, respectively.

In this sense, Management and its legal advisors, both internal and external, have been monitoring the different risks that affect the Company and its Subsidiaries and consider that the provisions for contingencies recorded to date are sufficient to cover the identified business risks as of December 31, 2004.

35.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The consolidated financial statements of Telefónica del Perú S.A.A. and Subsidiaries were prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of consolidated shareholders’ equity and net income from Peruvian GAAP to U.S. GAAP is provided below.

RECONCILIATION BETWEEN CONSOLIDATED SHAREHOLDERS’ EQUITY AND NET INCOME TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated shareholders’ equity and net income that would have been required had U.S. GAAP been applied instead of Peruvian GAAP:

Shareholders’ equity

	Year Ended December 31

	2003	2004

	S/.000	S/.000	US$000

Shareholders' equity according to the
consolidated financial statements
prepared under Peruvian GAAP	3,463,336	2,727,386	831,013

Adjustments increasing (decreasing)
reported shareholders' equity
Revenue recognition - installation fee, note 35 (b)	(102,907)	(94,907)	(28,917)
Revaluation of property, plant and equipment (i), note 35 (c)	(184,574)	(172,665)	(52,610)
Capitalized interest (ii), note 35 (d)	587,105	536,193	163,374
Debt assumed by the State, note 35 (h)	(234,748)	-	-
Reversal of goodwill amortization, note 35 (k)	7,007	11,272	3,434
Gain on investment available for sale, note 35 (n)	-	(36,295)	(11,059)
Deferred workers' profit sharing from
U.S. GAAP adjustments, note 35 (f)	(19,344)	(4,422)	(1,347)
Deferred income taxes from U.S. GAAP, note 35 (e)
adjustments	(80,250)	(39,943)	(12,170)
Undiscounting of contingent liabilities, note 35 (m)	-	(34,613)	(10,546)

Net adjustments	(27,711)	164,620	50,159

Shareholders' equity in accordance with
U.S. GAAP	3,435,625	2,892,006	881,172

(i)	Revaluation adjustment is presented net of accumulated depreciation of S/.264,714,000 and S/.276,223,000 as of December 31, 2003 and 2004, respectively.

(ii)	Capitalized interest adjustment is presented net of accumulated depreciation of S/.634,204,000 and S/.703,275,000 as of December 31, 2003 and 2004, respectively.

Statements of Income

		2002		2003		2004

		S/.000		S/.000		S/.000		US$000

Net income according to the consolidated
financial statements prepared under
Peruvian GAAP		32,784		23,021		50,904		15,510

Adjustments increasing (decreasing)
reported net income:
Expiration of debt assumed by the State, note 35 (h)		-		-		234,748		71,526
Revenue recognition - installation fee, note 35 (b)		27,281		27,932		8,000		2,438
Depreciation on revaluation of property, plant
and equipment, note 35 (c)		8,689		8,689		11,909		3,629
Capitalized interest:
Capitalized interest, note 35 (d)		27,314		16,240		18,159		5,533
Depreciation on capitalized interest, note 35 (d)		(75,999)		(72,354)		(69,071)		(21,045)
Interest from debt assumed by the State, note 35 (h)		(11,695)		(3,512)		-		-
Reversal of goodwill amortization, note 35 (k)		3,531		3,476		4,265		1,299
Deferred workers' profit sharing from
U.S. GAAP adjustments, note 35 (f)		11,580		1,625		9,026		2,750
Deferred income taxes from U.S. GAAP
adjustments, note 35 (e)		43,510		4,388		24,366		7,424
Gain from transactions with companies
under common control, note 35 (i)		(35,189)		-		-		-
Gain on investment available for sale, note 35 (n)		-		-		(36,295)		(11,059)
Undiscounting of contingent liabilities, note 35 (m)		-		-		(34,613)		(10,546)

Net adjustments		(978)		(13,516)		170,494		51,949

Net income in accordance with U.S. GAAP		31,806		9,505		221,398		67,459

Basic and diluted earnings per share	S/.	0.018	S/.	0.006	S/.	0.129	US$	0.039
Basic and diluted earnings per ADS
(based on the shares per ADS) (*)	S/.	0.185	S/.	0.055	S/.	1.286	US$	0.392

Weighted average number of shares
outstanding basic and diluted		1,721,964,417		1,721,964,417		1,721,964,417		1,721,964,417

(*) Each ADS represents 10 ordinary class B shares of Telefónica del Perú S.A.A.

The following are the changes in the consolidated shareholders’ equity under U.S. GAAP, as restated:

S/.000

Shareholders' equity in accordance with U.S. GAAP, as of
January 1, 2003	3,580,334

Net income in accordance with U.S. GAAP, 2003	9,505
Declared dividends	(174,076)
Unrealized gain on marketable securities	19,862

Shareholders' equity in accordance with U.S. GAAP, as of
December 31,2003	3,435,625

Net income in accordance with U.S. GAAP, 2004	221,398
Treasury shares	(21,896)
Share capital reduction	(743,113)
Others	(8)

Shareholders' equity in accordance with U.S. GAAP, as of
December 31, 2004	2,892,006

With regard to the balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been, as restated:

		2003	2004

		S/.000	S/.000	US$000
Balance sheets
Trade accounts receivable		561,320	474,685	144,633
Total current assets		1,172,987	864,022	263,261
Investments, net		90,793	68,107	20,752
Property, plant and equipment, net		6,697,034	6,178,019	1,882,395
Goodwill, net		24,226	24,226	7,381
Intangible assets		219,102	212,188	64,652
Total non-current assets		6,995,249	6,460,954	1,968,603
Total liabilities		4,732,609	4,432,970	1,350,962

	2002	2003	2004

	S/.000	S/.000	S/.000	US$000

Statements of income
Operating income, notes 35 (f) and (g)	448,909	289,334	385,852	117,566

ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP The following information is presented on a U.S. GAAP basis. Statement of Comprehensive Income:

	2002	2003	2004

	S/.000	S/.000	S/.000

Net income per U.S.GAAP	31,807	9,505	221,398
Other Comprehensive Income (loss):
Unrealized gain (loss) on marketable securities,
net of income tax and workers' profit sharing,
note 35 (l) and (n)	(19,863)	6,379	-
Sale of marketable securities	-	13,484	-

Comprehensive income	11,944	29,368	221,398

Changes in Accumulated Other Comprehensive Income (*):

	2002	2003	2004

	S/.000	S/.000	S/.000

Beginning balance, January 1	-	(19,863)	-
Other Comprehensive Income (loss):
Unrealized gain (loss) on marketable securities,
net of tax	(19,863)	6,379	-
Sale of marketable securities	-	13,484	-

Ending balance, December 31	(19,863)	-	-

(*) Net of the respective tax effects. Income taxes - All the operations of Telefónica del Perú S.A.A. and Subsidiaries are located in Peru, and they are subject to income taxes solely in Peru.

(i)	The additional deferred tax effects of significant temporary differences according to U.S. GAAP, are as follows:

	December 31,

	2003	2004

	S/.000	S/.000

Deferred tax assets
Revenue recognition	27,786	25,625
Revaluation of property, plant and
equipment, net	49,835	46,620
Undiscounting of contingent liabilities	-	9,346
Gain of investment available for sale	-	9,800

	77,621	91,391

Deferred tax liabilities
Capitalized interest	(141,930)	(128,291)
Deferred income tax liability not
recorded, note 4(o)	(15,941)	-
Others	-	(3,043)

	(157,871)	(131,334)

Additional net deferred tax liabilities
according to U.S. GAAP	(80,250)	(39,943)

(iii)	The reconciliation of the income tax expenses computed at the statutory Peruvian income tax rate to the provision for income taxes recorded on a U.S. GAAP basis in the statements of income is as follows:

	2002		2003		2004

	S/.000%		S/.000%		S/.000%

Aproximate income before income taxes
in accordance with U.S. GAAP	187,131	100.0	195,924	100.0	547,954	100.0
Statutory tax rate	30%		30%		30%

Expected income tax provision in accor-
dance with U.S. GAAP at statutory
tax rate	56,140	30.0	58,778	30.0	164,386	30.0

Effects of items increasing/(decreasing)
the effective tax rate
Non taxable income	-	-	-	-	(70,424)	(12.9)
Non deductible financial expenses	4,242	2.3	3,594	1.8	4,091	0.7
Generic provisions	45,946	24.6	48,603	24.8	180,964	33.0
Rent of locations for public telephone
services	32,171	17.2	33,813	17.3	32,496	5.9
Gain from transactions with companies
under common control	10,556	5.6	-	-	-	-
Others (individually non significant)	6,267	3.4	41,631	21.2	15,044	2.7

Actual provision for income taxes
in accordance with U.S. GAAP	155,322	83.1	186,419	95.1	326,557	59.4

Reclassification noted -

Under Peruvian GAAP the trust fund is presented as a current asset, according to U.S. GAAP the trust fund is presented as a non-current asset, because it is an asset restricted to long-term obligations. As of December 2004, this investment amounts to S/.37,325,000.

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

The accompanying consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain aspects from U. S. GAAP. The effects of these significant differences are reflected in the Reconciliation Tables above and primarily relate to the items discussed in the following paragraphs:

(a)	Restatement of Financial Statements for General Price Level Changes -

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its Subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index (WPI). The methodology used for the adjustment is that approved by the Peruvian Accounting Body (CNC) by the Resolutions Nº002-90-EF/93.01 and Nº003- 93-EF/93.01. In accordance with such methodology: (a) non monetary items in the consolidated financial statements have been adjusted, (b) monetary assets and liabilities in foreign currency are not adjustable because they are stated in Peruvian nuevos soles of purchasing power at the consolidated balance sheet date, and (c) the inflation exposure result is taken to the consolidated statement of income. The inflation/deflation net gain or loss resulting from said adjustment is included in the consolidated statements of income. According to the above-mentioned index, inflation was 4.9 percent in 2004 (1.7 percent and 2.0 percent in 2002 and 2003, respectively).

The figures corresponding to the previous year’s consolidated financial statements, shown for comparative purposes, are expressed at the level of wholesale prices as of December 31, 2004.

Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period in which they arose. This accounting model is commonly known as the historical cost basis of accounting. U.S. Securities Exchange Commission (“SEC”) rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders’ equity does not reflect as a difference the effect of the general price level restatement.

(b)	Revenue Recognition

In December 1999, the SEC staff released Staff Accounting Bulletin (SAB) Nº101, “Revenue Recognition” updated by SAB No 104 in December 2003, to provide guidance on recognition and disclosure of revenues in financial statements. Under Peruvian GAAP, Telefónica del Perú S.A.A. recognizes installation fees and the related costs when the installation is made. Under U.S. GAAP the treatment was as follows:

Revenues and expenses under U.S. GAAP until December 31, 2003

Under U.S. GAAP, the Company has deferred revenues from obtaining new customers (installation fees) over the expected period that the customer will use the services.

Under U.S. GAAP the Company also deferred and amortized, until December 31, 2003, the related cost of obtaining new customers over the same period as the related revenues were being recognized.

Revenues and expenses under U.S. GAAP after December 31, 2003

As from January 1, 2004, the Company has decided to change its accounting treatment for those costs related to the activation, which in U.S. GAAP were eligible for deferral, by adopting an accounting policy whereby these costs are expensed when incurred. Such change has not had a material impact on the consolidated financial position or results of operations under U.S. GAAP.

(c)	Revaluation of Fixed Assets

In 1992 Telefónica del Perú S.A.A. made a voluntary revaluation of certain of ENTEL’s (one of the two companies that became Telefónica del Perú S.A.A.) property, plant and equipment. This revaluation does not relate to the Company’s normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

(d)	Capitalized Interest

Under Peruvian GAAP Benchmark Treatment, Telefónica del Perú S.A.A. and Subsidiaries do not capitalize interest cost incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the average interest rates corresponding to the Company’s outstanding borrowings during each period, and is included in property, plant and equipment and depreciated over the lives of the related assets. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, include this matter net of the respective depreciation arising from such capitalization in prior periods.

(e)	Income Taxes

Since January, 1998, Peruvian GAAP recognizes the temporary differences between the tax basis of assets and liabilities and their amounts for financial purposes. As explained in note 4(o), under Peruvian GAAP, Telefónica del Perú S.A.A. began recording on December 31, 1999 the accumulated effect of the deferred tax liability as of December 31, 1997, recognizing annually one sixth of such effect as a charge to retained earnings.

Since the revaluation of fixed assets is not permitted under U.S. GAAP (see (c) above), the related deferred income tax recorded under Peruvian GAAP has been reversed.

The adjustments included in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, represent the items that would be computed for the differences between U.S. GAAP and Peruvian GAAP, plus the deferred tax liability not yet recorded for local purposes and the reversal of the deferred taxes related to the revaluation.

(f)	Workers’ profit sharing

Workers share the Company’s profit by receiving 10% of the Company’s taxable income (before workers’ profit sharing). Since January 1998, under Peruvian GAAP, temporary differences are considered in the computation of workers’ profit sharing expense for the period, following the same methodology used for deferred income taxes.

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

Under Peruvian GAAP, the Company classified certain expenses, such as expenses related to the segregation process, provision for contingencies, allowance for doubtful other accounts receivable, expenses related to impairment loss, within the caption “others expenses, net” (see note 29). Under U.S. GAAP, these expenses would be included in the determination of operating income.

(h)	Foreign Debt Assumed by the State

In February 1994 before the privatization process of CPT S.A. and ENTEL PERU S.A., the State assumed certain of ENTEL’s foreign debt; which was to be negotiated directly by the State with the various foreign creditors most of them organized or members of the Paris Club for final payment of such debt. Under U.S. GAAP, such debt originally entered into by ENTEL had been classified as a liability until December 31, 2004, when the Company finally obtained supportable evidence of its extinguishment.

The Company has reviewed the statute of limitations under Peruvian law, under those legislations of member countries of the Paris Club, as well as under other legislations which could be commonly used as the governing laws in loan agreements with respect to commercial debts (the “Debts”). In light of the information currently available, pursuant to the applicable provisions under the reviewed jurisdictions, the Company deduced that the statute of limitations for such debts is under ten years.

Furthermore, even considering the case in which such debts were governed by Peruvian law, the statute of limitations thereunder is ten years as set forth under article 2001 of the Peruvian Civil Code. Therefore, considering all analyzed circumstances, from a conservative point of view, the statute of limitations of such debts could not, under any circumstance, exceed a maximum of 10 years. Moreover, until the issuance of this financial statements, no claim in any form has been made against the Company with respect to such debt.

In addition, consistent with the ten years after State assumed such debt, the Company requested the opinion of a third party consultant (a Peruvian economics consultant), regarding the possibility of any former Entel Peru’s creditors made a successful claim against the Company, which concluded on its report dated May 11 th 2005, that the possibility of successful recourse for the Debts against the Company was remote.

Considering all available information indicated above the Company has concluded that it has been legally released from such liability and therefore it has considered that under US GAAP this debt have been extinguished on December 31, 2004.

(i)	Gains from transactions with companies under common control

As stated in Note 29, the Company entered, in 2003, into a sale and purchase agreement whereby Telefónica Publicidad e Información S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The Company recorded, under Peruvian GAAP, a gain of S/.35,189,000. Under U.S. GAAP, because this transaction is between entities under common control, the gain would be treated as a capital contribution.

(j)	Derivatives and Hedge Accounting

Under Peruvian GAAP some derivatives used as foreign exchange risk management purposes are not recorded at their fair value. Under U.S. GAAP according to SFAS No. 133 all derivatives, whether designated in hedging relationships or not, should be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument and, if applicable, in related hedge item depends on its intended use and the resulting designation. The adoption of SFAS No. 133 had no material impact on the consolidated financial statements.

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

The Company has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002, 2003 and 2004. As a result of these analyses, Management has determined that no impairment is required for the adoption of SFAS No. 142 or for the year ended December 31, 2002, 2003 and 2004. Goodwill has been assigned to the cable television operating segment, since it relates to the purchase of Telefonica Multimedia S.A.C. The fair value of the reporting unit for which goodwill has been assigned was determined using a discounted cash flow approach. Goodwill in the cable TV segment will be tested for impairment as of December 31 of every year.

(l)	Investments

Under Peruvian GAAP the investment in Terra Networks, S.A. (see Note 13) is recorded at cost, adjusted for an impairment for a permanent decline in value. Under U.S. GAAP the investment is considered to be a marketable security that is recorded at its fair market value. In addition to the permanent decline recorded under Peruvian GAAP the decline in value that is considered temporary is recorded as a component of other comprehensive income under U.S. GAAP. During the year ended December 31, 2003, the Company has sold this investment (see note 13(c)) and has reclassified all accumulated other comprehensive income to earnings.

(m)	Undiscounting of contingent liabilities

Under Peruvian GAAP, according to IAS 37, the contingent liabilities and their related accrued interest are calculated and recorded at the present value of the disbursements that the Company expects to incur to settle the obligation. Under U.S. GAAP, the contingent liabilities should not be discounted. The adjustment provided in the Reconciliation between consolidated shareholders equity and consolidated net income under Peruvian GAAP and U.S. GAAP, represent the difference between its net present value and nominal value.

(n)	Gain on investment available for sale

Under Peruvian GAAP, increases of the fair value of an investment available for sale, must be recognized as earnings. Under U.S. GAAP, the investment in a Company that does not have a readily determinable fair value should be recorded at cost.

(ñ)	Recently Issued Accounting Pronouncements

Statements of Financial Accounting Standards N° 123 (Revised 2004): Shared Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its consolidated financial position, consolidated results of operations, or consolidated cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs – An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its consolidated financial position, consolidated results of operations or consolidated cash flows.

FIN No. 46 - Consolidation of Variable Interest Entities – an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The adoption of this statement had no impact on the consolidated financial position on consolidated results of operations.

SAB No. 104 - Revenue Recognition and EITF 00-21

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of this statement had no impact on the consolidated financial position on consolidated results of operations.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by Telefonica had no impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The adoption of this EITF had not impact on the consolidated financial position on consolidated results of operations.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determined whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of this EITF had not impact on the consolidated financial position on consolidated results of operations.

36.	SUBSEQUENT ACCOUNTING EVENT

By Resolution No. 034-2005-EF/93.01 of the CNC dated February 17, 2005, published on march 2, 2005, the CNC approved and rendered official the International Accounting Standards (IASs) which had been amended in December 2003 and in March 2004, and International Financial Reporting Standards (IFRS) 1 to 5; and cancelled IAS 15 as from January 1, 2005 and IAS 22 and 35 as from January 1, 2006.

As per said Resolution, the IFRS and the new versions of the above-mentioned IAS, will apply in the preparation an presentation of financial statements corresponding to periods beginning on January 1, 2006, and optionally, for those beginning on January 1, 2005.

These changes would affect the financial statements under Peruvian GAAP without effect in current or future financial statements under U.S. GAAP.