Form 20-F
period 2005-12-31
TELEFONICA DEL PERU SAA
filed 2006-04-13
CIK 1014620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______________ to ______________

Commission file number: 001-14404

TELEFÓNICA DEL PERÚ S.A.A.
(Exact name of Registrant as specified in its charter)
Telefónica of Perú
(Translation of Registrant’s name into English)
Republic of Perú
(Jurisdiction of incorporation or organization)
Avenida Arequipa 1155
Santa Beatriz, Lima
Perú
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class
Class B Shares, nominal par value S/.1.00

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Class A-1 Shares, nominal par value S/.1.00	669,762,378
Class B Shares, nominal par value S/.1.00	1,034,484,399
Class C Shares, nominal par value S/.1.00	261,603

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☒	No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐	Item 18 ☒

If this report is an annual, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

CERTAIN TERMS AND CONVENTIONS

     Our common shares, which have a nominal value of one nuevo sol each, are currently listed on the Lima stock exchange under the symbol “TELEFBC1”. American Depositary Shares (“ADSs”), each representing the right to receive ten shares, were delisted from the New York Stock Exchange (“NYSE”) on March 1, 2004. Our ADS depositary program was cancelled in February 2004 and ADS holders were entitled to receive the underlying Class B shares.

     As used herein:

     “Telefónica del Perú” or the “Company” and terms such as “we”, “us” and “our” mean Telefónica del Perú S.A.A., its consolidated subsidiaries and its predecessors unless the context otherwise requires.

“Telefónica” means Telefónica, S.A., the ultimate majority shareholder of Telefónica del Perú.

     “Telefónica Internacional” means Telefónica Internacional, S.A., a subsidiary of Telefónica and a controlling shareholder of Telefónica del Perú, and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

     Our audited consolidated financial statements as of December 31, 2005, 2004, and 2003, and the notes thereto (the “Consolidated Annual Financial Statements”) are included elsewhere in this annual report on Form 20-F (the “Annual Report”).

     Our financial statements for the fiscal years 2001, 2002, 2003, 2004 and 2005 were audited by the following firms: year 2001 by Medina Zaldivar & Asociados, the then member firm of Arthur Andersen; years 2002, 2003 and 2004 by Gris, Hernandez & Asociados, a member firm of Deloitte & Touche LLP (“Deloitte”); and year 2005 by Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young Global (“Ernst & Young”).

     We publish our financial statements in Peruvian nuevos soles. In this Annual Report, references to “dollars”, “US$” or “$” are to United States dollars, references to “nuevo sol”, “nuevos soles” and “S/.” are to Peruvian nuevos soles and references to “€” are to euros. For the convenience of the reader, this Annual Report contains conversions of nuevos soles amounts into dollars at specified rates. These conversions should not be construed as representations that the nuevos soles amounts actually represent such dollar amounts or can be converted into dollars at the rate indicated. Unless otherwise stated, the exchange rate used to convert foreign currency amounts on our financial statements into nuevos soles was the Peruvian SBS (Superintendencia de Banca y Seguros) Exchange Rate as of each relevant date or period end. See Item 3: “Key Information—Exchange Rate Information”.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The following table sets forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 and should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

     We maintain our financial books and records and publish our financial statement in nuevos soles. We prepare our financial statements in conformity with generally accepted accounting principles in Perú (“Peruvian GAAP”), which are based on the International Accounting Standards (IAS) authorized by the Consejo Normativo de Contabilidad (the “CNC”). Peruvian GAAP differs in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 30 to our Consolidated Annual Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to us, including a reconciliation of such differences on net income and total shareholders’ equity.

     In January 2006, we began following the International Financial Reporting Standards (IFRS) 1 to 5 and the new version of the International Accounting Standards (IAS) pursuant to Resolution No. 034-2005-EF/93.01 of the CNC. The application of these standards will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

     From 1989 until 2004, the CNC approved the inclusion of the effects of inflation in the financial statements of each Peruvian company by adjusting the value of non-monetary assets and liabilities by a factor corresponding to the inflation rate calculated by the national wholesale price index (“ the National Wholesale Price Index”) published by the National Institute of Statistics and Information. The net result of the adjustment was reflected in the "Gain from Exposure to Inflation" line item of the income statement. See note 3(a) to our Consolidated Annual Financial Statements. In addition, until 2004, Peruvian GAAP also required the restatement of financial statements to constant nuevo soles. Accordingly, the information presented in the Consolidated Annual Financial Statements and the selected financial data set forth elsewhere in this Annual Report has been restated in constant nuevos soles as of December 31, 2004. The effect of inflation accounting under Peruvian GAAP has not been reversed in the reconciliation to U.S. GAAP. See notes 3 and 30 to our Consolidated Annual Financial Statements. Pursuant to CNC’s resolution No. 031-2004-EF/93.01 dated May 11, 2004 and Law. No. 28394 dated November 22, 2004, the inflation adjustment requirement was suspended as of the 2005 fiscal year for both accounting and tax purposes. Both of these regulations provide that the adjusted inflation balances as of December 31, 2004 shall be deemed the historical initial balances as of January 1, 2005.

	As of the year ended December 31,

	2001	2002	2003	2004	2005	2005

	(thousands of constant nuevos soles, except per share and per ADS amounts)					(thousands of U.S. dollars (1), except per share)
INCOME STATEMENT DATA
Amounts in accordance with
Peruvian GAAP:
Fixed local telephone services	1,708,576	1,709,482	1,477,235	1,362,499	1,274,681	371,519
International long distance telephone
services	321,504	190,718	180,657	108,304	114,951	33,503
Domestic long distance telephone
services	320,214	267,383	388,708	350,742	312,670	91,131
Public and rural telephone services	731,110	798,038	609,899	594,229	598,010	174,296
Interconnection with other operators	27,190	94,965	160,435	162,826	173,770	50,646
Business communications	210,392	213,504	131,220	96,922	81,631	23,792
Internet			196,306	295,448	393,108	114,575
Cable television(2)	290,895	314,906	311,572	310,903	340,317	99,189
Telephone directory advertising	94,621	—	—	—	—	—
Others	163,655	110,014	160,008	177,422	231,229	67,395

Total operating revenues:	3,868,157	3,699,010	3,616,040	3,459,295	3,520,367	1,026,047

General and administrative	1,036,353	965,335	1,026,383	923,140	1,007,288	293,584
Personnel	506,824	443,651	423,911	383,739	392,947	114,528
Depreciation	896,813	906,385	916,693	910,327	1,063,857	310,072
Amortization	132,586	136,617	135,027	83,365	91,768	26,747
Technology transfer and Management
fee(3)	179,336	246,421	309,905	157,843	45,336	13,214
Materials and supplies	63,200	59,019	63,515	69,692	96,065	27,999
Back office and shared services center	128,480	118,140	102,989	93,529	84,413	24,603
Provision for impairment of assets	(21,554)	—	—	27,073	1,532	447
Capitalization of costs for telephone
plant construction	(132,733)	(50,117)	(47,311)	(38,293)	(27,286)	(7,953)

Total operating expenses	2,789,305	2,825,451	2,931,112	2,610,415	2,755,920	803,241

Operating income	1,078,852	873,559	684,928	848,880	764,447	222,806

Interest income (4)	365,561	284,460	73,911	99,515	71,657	20,885
Interest expense (4)	(669,810)	(553,193)	(230,650)	(190,447)	(203,098)	(59,195)
Other expenses, net	(858,214)	(363,386)	(295,092)	(298,848)	(124,127)	(36,178)

Other income (expenses), net	(553,965)	(632,119)	(451,831)	(389,780)	(256,568)	(74,488)

Gain (loss) from exposure to
inflation/deflation	(46,366)	64,010	50,599	71,035	—	—
Income before workers’ profit sharing
and income tax	174,272	305,450	283,696	530,135	508,879	148,318
Workers’ profit sharing	(129,129)	(73,832)	(69,868)	(128,309)	(67,762)	(19,750)
Income tax	(202,962)	(198,834)	(190,807)	(350,922)	(184,549)	(53,789)

Net income (loss):	(157,819)	32,784	23,021	50,904	256,568	74,779

Net income (loss) per share	(0.091)	0.019	0.013	0.030	0.151	0.044
Net income (loss) per ADS(5)	(0.917)	0.190	0.133	—	—	—
Dividends per share (6)	—	0.008	—	—	—	—
Dividends per ADS(5)(6)	—	0.083	—	—	—	—
Weighted average number of shares
outstanding (millions)	1.722	1.722	1.722	1.710	1.705	1.705
Amounts in accordance with U.S.
GAAP(7):
Total operating revenues	3,899,888	3,765,056	3,662,504	3,483,114	3,621,475	1,055,516
Operating income	634,782	448,909	289,334	385,852	609,761	177,721
Net income (loss)	(66,417)	31,806	9,505	221,398	301,892	87,991
Net income (loss) per share	(0.037)	0.018	0.006	0.129	0.177	0.052
Net income (loss) per ADS	(0.371)	0.185	0.055	—	—	—

BALANCE SHEET DATA
Amounts in accordance with
Peruvian GAAP:
Cash and banks	166,356	59,155	52,457	63,332	634,189	184,841

	As of the year ended December 31,

	2001	2002	2003	2004	2005	2005

	(thousands of constant nuevos soles, except per share and per ADS amounts)					(thousands of U.S. dollars (1), except per share)
Property, plant and equipment, net	7,344,453	6,846,719	6,294,500	5,814,491	5,289,166	1,541,581
Total assets	10,001,594	8,754,679	7,861,602	7,081,378	7,195,636	2,097,241
Long-term debt(8)	1,686,658	1,342,112	1,282,100	917,666	1,830,782	557,825
Capital stock	3,098,199	3,098,199	3,098,199	2,333,190	1,902,699	569,561
Total shareholders’ equity	3,633,303	3,640,013	3,463,336	2,727,386	2,203,044	642,099
Amounts in accordance with U.S.
GAAP(7):
Property, plant and equipment, net	7,834,407	7,296,678	6,697,034	6,178,019	5,657,303	1,648,879
Total assets	10,681,616	9,045,802	8,168,236	7,324,976	7,416,916	2,161,736
Long-term debt(9)	1,906,200	1,573,348	1,517,208	917,666	1,830,782	533,600
Total shareholders’ equity	3,533,202	3,580,335	3,435,625	2,892,006	2,277,760	663,875

(1)	For the convenience of our readers, we have converted nuevo sol amounts into U.S. dollars at the rate of S/.3.431 to US$1.00, the SBS Average Exchange Rate on December 31,2005.

(2)	Includes CableNet revenues.

(3)	Amounts include S/.27,440, S/.36,898, S/.47,176, S/.30,443 and S/.31,952 relating to the technology transfer fee and S/.151,896, S/.209,523, S/.262,729, S/.127,400 and S/.13,384 relating to the management fee in 2001, 2002, 2003, 2004 and 2005, respectively, paid to Telefónica Internacional. See note 23 to our Consolidated Annual Financial Statements.

(4)	Includes gains and losses from exposure to foreign exchange fluctuations.

(5)	Each ADS represented ten Class B shares.

(6)	Amounts indicate dividends per share declared in respect of the period indicated and may differ from the amounts shown in the financial statements, which indicate dividends declared during each period presented. Dividends were not declared for 2001, 2003, 2004 and 2005. See Item 8: “Financial Information—Dividend Policy and Dividends” and our Consolidated Annual Financial Statements contained in this Annual Report.

(7)	Explanations of the principal differences between Peruvian GAAP and U.S. GAAP, as well as a reconciliation to U.S. GAAP, are provided in note 30 to our Consolidated Annual Financial Statements.

(8)	Includes bonds but excludes current portion of long-term debt and short-term bank loans.

(9)	Includes bonds, but excludes current portion of long-term debt and short-term bank loans. Certain long-term debt reflected in prior years have been written off and reflected as income under U.S. GAAP. See note 30 to the Consolidated Annual Financial Statements.

Exchange Rate Information

     The following table sets forth certain information regarding the annual high, low, average and period end exchange rate for U.S. dollars for the periods indicated. On December 31, 2005, the nuevo sol/U.S. dollar exchange rate as published by the SBS was S/.3,431 to US$1.00. See Item 10: “Additional Information—Exchange Controls”.

Exchange Rates

Year	High(1)	Low(1)	Average(2)	Period- end(3)

2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.520	3.515
2003	3.496	3.463	3.477	3.464
2004	3.500	3.283	3.410	3.283
2005	3.431	3.254	3.305	3.431

Exchange Rates

Month	High(1)	Low(1)	Average(2)	Period- end(3)

December 2005	3.441	3.408	3.425	3.431
January 2006	3.452	3.307	3.394	3.314
February 2006	3.314	3.280	3.290	3.293
March 2006	3.373	3.306	3.340	3.358

(1)	Highest and lowest of the month-end exchange rates for each year based on the SBS Exchange Rate.

(2)	Average of month-end exchange rates based on the SBS Exchange Rate.

(3)	End of period exchange rates based on the SBS Exchange Rate.

(4)	Highest and lowest of the daily exchange rates for each month based on the SBS Exchange Rate.

(5)	Average of daily-end exchange rates based on the SBS Exchange Rate.

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

Risk Factors Related to Telefónica del Perú

     Changes in the regulations affecting the Peruvian telecommunications industry and the liberalization of the Peruvian telecommunications market have had and may continue to have a material adverse effect on our results of operations.

     Since 1998, the Peruvian government has issued a number of decrees opening the telecommunications markets to increased competition. As a result, new operators have entered the markets in which we compete. As of December 2005, 75 concessions had been granted for fixed local and domestic and international long distance services. Our main competitor in fixed local telephony services and public telephone services is Telmex Perú and, in long distance telephony services, Americatel Perú, Telmex Perú and IDT Perú SRL (“IDT”). We also face direct competition in cable television services from Cable Express and, since March 2006, from DirectTV. Operators of data transmission networks and other companies providing wireless services (including companies spun off from us in the reorganization transactions) could become indirect competitors if and to the extent those services become substitutes for fixed wireline telephony. We expect that future competition is likely to develop among a small number of operators, each of whom will gain an increasing market share.

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

     We expect that competition will have a greater impact on our fixed local telephony business in the near future in light of the new regulation in effect that has increased competition in the fixed local telephony market by introducing an “interoperability system” whereby other operators are permitted to access our fixed local network in order to provide service through prepaid phone cards. The interoperability system creates price competition and decreases our market share and customer base. In addition, we expect increased competition from providers of prepaid mobile cellular telephone services, which have become popular in other countries. This may have an adverse effect on our telephone services market share as more customers switch to mobile-only service.

     Given the range of regulatory, political and economic uncertainties, it is difficult for us to predict how our market share in the relevant customer segments will be affected, how the prevailing prices for services will change, or what effects future competition may have on our operations. We cannot assure you that the recent regulatory changes will not further increase competition and, as a result, adversely affect our results of operations and market share.

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

     Pursuant to the State Contracts, since September 2001, we have been subject to a price cap system the purpose of which is to decrease fixed local telephony and long distance rates. Under the price cap system, OSIPTEL uses a formula that takes into account, among other things, inflation and a productivity factor to set the maximum rates for local and long distance telephone services. The productivity factor is revised and published by OSIPTEL every three years. Under the price cap system, we are allowed to increase rates to account for inflation as determined by the Peruvian equivalent of the U.S. Consumer Price Index (“CPI”), but we must also decrease rates according to the productivity factor, which is a measure of the gains in productivity of our Company relative to the gains in productivity of the rest of the Peruvian economy. In July 2001, OSIPTEL set the productivity factor at (6%) annually, or (1.54%) quarterly. In July 2004, OSIPTEL raised the productivity factor for the period September 2004 to August 2007 to (10.07%) annually, or (2.619%) quarterly, the highest for comparable service worldwide, for fixed local service and (7.8%) annually, or (2.010%) quarterly, for domestic and international long distance services.

     In order to offset the rate decreases, we have focused on increase the amount of traffic on our network and enhancing our efficiency. However, our efforts to control operating costs, improve productivity and increase the volume of traffic over our network may not offset, in whole or in part, the decline in operating margins that may result from ongoing rate reductions. Future changes to the regulatory framework, which remains out of our control, may have a material adverse effect on our business, financial condition or results of operations.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of our minority shareholders.

     Telefónica, the Spanish telecommunications and media company, directly and through its wholly-owned subsidiaries, Telefónica Internacional and Telefónica Perú Holding S.A.C., beneficially owned 98.1% of our capital stock as of March 24, 2006. Accordingly, Telefónica controls us and can determine the outcome of any action requiring shareholder approval, including the election of our board of directors and, subject to the requirements of Peruvian laws, the payment of dividends. In addition, our day-to-day management and operations are the responsibility of Telefónica Internacional under a management contract entered into between us and Telefónica Internacional in 1994. Affiliates of Telefónica are also involved in other joint and separate investments and operations in the Peruvian communications and media sector, some of which may involve or affect us. Telefónica’s interest as our controlling shareholder may conflict with the interests of our minority shareholders.

     Telefónica, through its affiliates, is also involved in other joint and separate investments in the communications and media sector in Perú, including the mobile cellular services following the effectiveness of the spin-off in 2001. This business operation is controlled by Telefónica Móviles, S.A., which is a controlled subsidiary of Telefónica, independent from us. We also have a business support agreement with Telefónica Gestión de Servicios Compartidos Perú S.A.C., which is also a controlled subsidiary of our parent company. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Telefónica Internacional’s actions. Telefónica or its affiliates may cause us to limit or forgo our pursuit of certain business opportunities so that other Telefónica affiliates may pursue them, and the pursuit of such opportunities by other affiliates may not be in our interest.

Our State Contracts may not be renewed if we do not comply with their terms as determined by the Peruvian government.

     Under the terms of our State Contracts, the Peruvian Ministry of Transport and Communications (the “Ministry”) may decide to not renew or extend our contracts due to our continued noncompliance, as determined by the Peruvian government, the terms thereof. In December 2003, we petitioned the government for a five-year extension of our State Contracts from 2019 to 2024. The Ministry reviewed the OSIPTEL’s evaluation report which stated that we had failed to comply with certain terms of the concession contracts. Based on this report on June 11, 2004, the Ministry notified us of its intention not to renew our State Contracts. On June 25, 2004, we filed a petition challenging OSIPTEL’s report based on certain errors and the Ministry’s decision to deny Telefónica’s petition to extend the term of such contracts. To date, the Ministry has not issued its final ruling denying or granting the renewal of the concession. If this extension is denied, we may again petition for five-year extensions in 2008 and 2013. We cannot assure you that our State Contracts will be renewed for an additional five-year period, thus they may expire in 2019.

   Our State Contracts are revocable and may be modified under certain circumstances.

     Under the terms of the State Contracts, the Peruvian government may, if deemed to be in the public interest, unilaterally modify the terms of such contracts (i) as such terms relate to Perú’s international telecommunications policy and (ii) when necessary to comply with international laws, treaties or conventions. Any such unilateral modification must be carried out in accordance with certain administrative procedures providing for public comment on any proposed changes. However, we cannot assure you that the government will not seek to unilaterally modify the terms of the State Contracts. In addition, the Peruvian Congress, on November 19, 2001, sought to pass laws that would require us to charge fixed-line telephone calls on a per second basis rather than a per minute basis and, on April 25, 2002, sought to pass laws that would eradicate the fixed rate that we charge for our fixed local telephony service. The executive branch of Perú suspended the enactment of both laws on the basis that such laws unconstitutionally modified the terms of a government contract through impermissible legislative action. Subsequently, the Congress rejected both laws.

     The State Contracts provide that repeated noncompliance with the terms of such contracts, including service requirements, maximum tariffs, interconnection requirements and international obligations, could result in one or more of the concessions being revoked or modified. In addition, we cannot assure you that we will not face challenges to the terms of our contracts from the Peruvian government in the future or that the outcome will be favorable to us if we do face such challenges. Temporary or permanent revocation of any of our concessions will have a material adverse effect on our financial condition and results of operations. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

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

     One such advance is the current available technology that permits telephone calls and internet access (which itself may be used to carry voice calls) via cable. We expect increased competition from providers of such services, especially as more people in Perú are able to access computers and broadband. These developments could affect our results of operations, especially in our long distance telephone segment.

We employ a largely unionized labor force and could be subject to an organized labor action.

     As of December 31, 2005, approximately 2,012 of our employees were union members. We recently completed our collective bargaining negotiations with the three unions that represent our workforce and entered into agreements that will be in effect through November 30, 2006. However, we cannot assure you that we will be able to renew these agreements in the future or that strikes or other types of conflict with the unions or unionized personnel will not result. If our contingency plans prove to be inadequate, our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect could be materially adversely affected, and we could face an immediate loss of revenue. Damage to our reputation could also result, with a potential longer-term negative effect on revenues. Our results of operations and financial condition could then be materially adversely affected.

Peruvian accounting standards differ from U.S. GAAP, which affects how we account for certain items.

     The financial statements presented in this Annual Report have been prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. In particular, due to the high inflation rates experienced in the past, between 1989 and 2004 all Peruvian companies were required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. As of 2005, such practice has been discontinued by the CNC. Thus, the presentation of Peruvian financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See note 30 to the Consolidated Annual Financial Statements included in this Annual Report for a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to our Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Risk Factors Related to Perú

Perú’s economic conditions have an impact on our business, operations and the market price of our Class B shares.

     Substantially all of our operations, capital investments and customers are located in Perú. Our business, financial condition and results of operation have been, and will continue to be, affected by the economic environment in Perú. Although Peruvian GDP increased by 6.7% in 2005, which represented the highest rate in eight years, the nation’s economy has historically experienced considerable fluctuations in growth, proving to be vulnerable to external factors, including but not limited to volatility in interest rates in global financial markets, changes in international prices of commodities, low growth affecting the United States and other trading partners, and changes in the credit ratings of Peruvian sovereign bonds. Perú’s economy is also affected by internal factors, including but not limited to general current economic, business or political events in Perú, the depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, the level of foreign direct and portfolio investment and natural occurrences such as El Niño, earthquakes and floods. In general, changes in Perú’s economic indicators such as per capita income, levels of private consumption, exchange rates, employment rates and inflation would indirectly affect our results of operations, as a downturn in the economy would adversely impact, among other things, the value of our Class B shares, our ability to access internal and external capital markets, the demand for our products and services, and our customers’ ability to make timely payments.

Adjustments to our tariffs to take into account increases in inflation may not be adequate enough to fully offset decreases in revenues caused by such inflation.

     The inflation rate in Perú, as measured by the CPI, was 1.5% in 2005. Low levels of inflation are likely to continue in 2006. We are authorized to adjust tariffs on fixed local and long distance telephone services based on increases in the CPI net of the productivity factors. However, even if our tariffs successfully keep up with inflation, we cannot assure you that such adjustments will adequately offset the adverse impact that increased inflation would have on our revenues, business and demand for our products and services.

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

     The political and economic impact of the upcoming Peruvian presidential and congressional elections is uncertain. Perú will hold first round elections on April 9, 2006. If no presidential candidate wins 50% or more of the votes in the first round election, a second round election between the top two presidential candidates will be held in May 2006. The outcome of these elections as well as the economic policies of the new government are uncertain. Despite the uncertainty of the electoral outcome, the next president will not likely have a majority in Congress. However, economic analysts predict that Perú’s economy will grow around 5% in 2006 despite the uncertainty of the electoral outcome according to the Central Bank’s survey dated February 28, 2006.

Deterioration in economic and market conditions in Latin America and other emerging market countries adversely affects the Peruvian economy and our business.

     The market for securities issued by Peruvian companies is influenced by economic and market conditions in Perú and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events, such as the crises in Venezuela, Ecuador, Bolivia, Brazil and Argentina, have influenced investors’ perceptions of risk with regards to Perú. The negative investor reaction to developments in our neighboring countries adversely affects the market for securities issued by countries in the region, causes foreign investors to decrease the flow of capital into Latin America, and introduces uncertainty about plans for further integration of regional economies, all of which affects Perú. On April 9, 2006, Perú will hold first round presidential, congressional and municipal elections.

Depreciation of the nuevo sol or unexpected changes in exchange controls could have an adverse effect on our financial condition.

     The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. The nuevo sol depreciated against the U.S. dollar by 2.0% in 2002, appreciated by 1.5% in 2003, appreciated by 5.2% in 2004 and depreciated by 4.5% in 2005. As of December 31, 2005, we had S/.2,638 million in total debt, of which, 20% was denominated in U.S. dollars, 79% was denominated in nuevos soles and the remainder in euros. In 2005, although we received approximately 17.7% of our revenues in U.S. dollars, the majority of our revenues were denominated in nuevos soles. However, since some of the equipment and supplies we purchase are priced in currencies other than nuevos soles, depreciation of the nuevo sol would cause the technology and goods necessary to operate our business to become more expensive.

     In order to counteract this risk, we restructured our liabilities in terms of currency and maturity. We use derivative financial instruments to reduce, to the extent possible, our exposure to fluctuations in the exchange rate. After hedges, our exposure to financial debt is US$42.7 million. See note 29 to the Consolidated Annual Financial Statements, Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 11: “Quantitative and Qualitative Disclosures About Market Risk”. Nevertheless, we cannot assure you that our risk management strategies will be successful in limiting our exposure to changes in interest rates and foreign currency exchange rates. The failure of such risk management strategies would have a material adverse effect on our business, financial condition and results of operations.

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

     Privatization. In 1991, President Alberto Fujimori’s administration began a process of privatizing CPT and ENTEL. Pursuant to a competitive bidding process, in February 1994, Telefónica Internacional S.A. (through its interest in Telefónica Perú Holding S.A.C.) acquired a 35% interest in ENTEL and a 20% interest in CPT for US$1.4 billion. In May 1994, Telefónica Internacional acquired an additional 15% interest in CPT for US$612 million. Until 2001, Telefónica Internacional owned 90% of the capital stock of Telefónica Perú Holding S.A.C., while I.G.M. Teléfonos S.A. (an entity under the control of Graña y Montero S.A., a leading Peruvian construction firm) and Wiese Telefónica S.A. (an entity under common control with Banco Wiese Sudameris, a leading Peruvian bank) each owned 5%. In July 2001, Telefónica Internacional acquired the 10% interest held by Graña y Montero S.A. and Wiese for a total of €227.3 million, and as a result, currently owns 99.9% of the capital stock of Telefónica Perú Holding S.A.C. In connection with the privatization, Telefónica Perú Holding S.A.C. received the right to name a majority of the members of the boards of CPT and ENTEL. ENTEL was merged into CPT in December 1994 and the surviving entity changed its name to CPT—Telefónica del Perú S.A. Due to legislative changes, we are now known as Telefónica del Perú S.A.A. Telefónica Internacional is controlled by Telefónica which is currently the leading telephone operator in Spain and developed the nation’s telephone network. Through

Telefónica Internacional, Telefónica is the leading operator of telecommunications networks in Latin America, in particular in Perú, Argentina, Chile and Brazil.

     Following the privatization, the Peruvian government retained a 28.6% interest in our Company. A large number of individual and institutional investors, both in Perú and abroad, and certain of our employees held the remainder of the shares. In July 1996, the government sold most of its remaining interest in our Company to individual and institutional investors in Perú, the United States and other countries, retaining a 2.0% interest. On July 2, 1996, our stock was listed and began trading on the NYSE. In July 1999, the Peruvian government sold its remaining 2.0% interest in a public offering registered with the Securities and Exchange Commission (the “SEC”) of American Depositary Shares (“ADSs”), representing the Class B shares on the NYSE. Pursuant to decisions adopted at the shareholders’ meetings in March 1997 and March 1998, we launched a program to repurchase up to 10% of our outstanding share capital through a series of transactions totaling approximately US$523 million (including transaction and financial costs). The repurchase program ended March 1999. A capital reduction of 10% of the stock so acquired was approved at the March 1999 shareholders’ meeting. On January 8, 2004, pursuant to the decision adopted by the board of directors on December 17, 2003, Telefónica del Perú filed with the SEC and the NYSE its request to delist its ADSs from the NYSE. The SEC approved such request, which was effective on March 1, 2004.

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

     Effective January 1, 2001, we transferred to Telefónica Móviles Perú Holding S.A.A., which is 98% owned by Telefónica Móviles S.A., a Spanish subsidiary of Telefónica, S.A., our ownership interest in Telefónica Móviles S.A.C. Effective January 1, 2001, we transferred to Telefónica Data Perú Holding S.A.A. (now known as Telefónica Empresas Perú S.A.A.), which at that time was 97% owned by Telfónica Datacorp S.A., a Spanish subsidiary of Telefónica, our assets and liabilities relating to our data transmission business. As a result of the spin-offs, minority shareholders maintained in the spun-off entities and in the Company the same percentage equity interest they owned in the Company before the reorganization transactions, subject to adjustments for fractional shares and fractional ADSs.

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

Effective January 1, 2001, the spun-off companies began to operate as separate companies, with independent legal existences and full capacity to own and dispose of their respective assets. At present, Telefónica indirectly controls the spun-off entity Telefónica Móviles Perú Holding S.A.A. through Telefónica Móviles, S.A. Our relationships with the spun-off companies are limited to ordinary course commercial relationships of the kind that normally occurs between a major fixed-line network operator and a major wireless network operator. In addition, we maintain certain transitional contractual arrangements that will continue until the spun-off companies develop independent capabilities. See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”.

     In addition, as part of our reorganization process, on December 26, 2000, we created a subsidiary, Telefónica Publicidad e Información Perú S.A.C., to focus on our telephone directory business, among other services. On February 8, 2002, in line with Telefónica’s worldwide business reorganization, we transferred our interest in Telefónica Publicidad e Información Perú S.A.C. to Telefónica Publicidad e Información S.A., a subsidiary of Telefónica focused on the telephone directory business, for US$31.2 million. Therefore, Telefónica Publicidad e Información Perú S.A.C. is no longer our subsidiary and reports directly to Telefónica Publicidad e Información S.A. in Spain. On February 28, 2006, Telefónica announced its intention to explore strategic alternatives in relation to its holding in the capital stock of Telefónica Publicidad e Información, including total or partial divestment of such stock.

Capital Stock Changes

     On March 28, 2005, our shareholders approved a program to reduce our capital stock during the following twelve months by an amount not to exceed S/.1,350 million. On May 25, 2005, the board authorized a reduction in our capital stock from S/.2,152,455,521.25 to S/.1,377,571,533.60 through a reduction of the nominal par value of its shares from S/.1.25 to S/.0.80. The amount of this capital reduction was distributed on a pro rata basis to our shareholders in the amount of US$0.139750536121915 per share. The capital stock of the Company was represented by 1,721,964,417 nominal shares with a par value of S/.0.80 each.

     On September 8, 2005, our shareholders approved the capitalization of our legal reserves which resulted in an increase of our capital stock from S/.1,377,571,533.60 to S/.1,721,964,417.00. These changes to our capital stock affected all of our shareholders on a pro rata basis by increasing the nominal value of each share from S/.0.80 to S/.1.00. As of December 31, 2005, the capital stock of the Company was S/.1,721,964,417.00, represented by S/.1,721,964,417.00 nominal shares with a par value of S./1.00 each.

     On October 21, 2005, Telefónica del Perú acquired 24,973,124 shares, or 97.86% the capital stock of Telefónica Empresas Perú S.A.A. on the Lima Stock Exchange for S/9.70 per share. On December 31, 2005, Telefónica del Perú owned 25,118,949 shares, or 98.43% of the capital stock of Telefónica Empresas Perú S.A.A. As a result of this acquisition, Telefónica Empresas Perú S.A.A. is a subsidiary of Telefónica del Perú.

     On March 24, 2006, our shareholders approved a program to reduce our capital stock during the following twelve months by an amount not to exceed S/.1,000,000,000.00 and agreed to amortize the 17,456,037 shares of treasury stock held by Telefónica del Perú in accordance with a board agreement in March 2004. The amortization reduced our capital stock by an amount equal to S/.17,456,037 and, as a result, our capital stock as of March 24, 2006 was S/.1,704,508,380.

     On March 27, 2006, the board of directors of both Telefónica del Perú and Telefónica Empresas Perú S.A.A. approved a plan of merger of both companies. This plan of merger will be submitted for the approval of the shareholders of both companies. Subject to such approval, Telefónica Empresas Peru S.A.A. will merge into Telefónica del Perú effective May 1, 2006.

B. Business Overview

     We are a telecommunications service provider, offering fixed local and domestic and international long distance telephone services throughout Perú, as well as a wide range of other telecommunications services, including public telephone, Internet and broadband services, company communications and cable television. As of December 31, 2005, we had 2,352,555 lines in service and a digitalization rate of 96.8 % for local switching equipment. At

December 31, 2005, with revenues of S/.3,520 million (US$1,026 million) and operating income of S/.764 million (US$223 million) in 2005, we were the largest telecommunications company in Perú with an estimated market share of approximately 51%.

     Our domestic telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long distance equipment. The following table sets forth both the pattern of increased demand for domestic telephone service and the growth of our infrastructure to meet that demand.

	Year Ended December 31,

	2003	2004	2005

Lines installed:
Lima metropolitan area(1)	1,329,228	1,414,290	1,521,328
Rest of Perú	816,117	892,957	988,461
Total lines installed	2,145,345	2,307,247	2,509,789
Percentage growth (%)(2)	5.7	7.5	8.8
Lines in service:
Lima metropolitan area	1,231,144	1,327,274	1,424,490
Rest of Perú	737,735	828,374	928,065
Total lines in service(3)	1,968,879	2,155,648	2,352,555
Percentage growth (%)(2)	8.5	9.5	9.1
Lines in service per 100 inhabitants	7.2	7.8	8.4
Local traffic (thousands of minutes)(2)(4)	8,689,643	8,155,705	7,650,744
Percentage increase (decrease) (%)(2)	(6.5)	(6.1)	(6.2)
Domestic long distance traffic (thousands of minutes)	321,790	314,047	324,570
Percentage decrease (%)	(27.5)	(2.4)	3.4
Applications pending	62,089	109,186	145,936
New applications received(5)	331,707	445,213	424,331
Digitalization rate percentage (%)(6)	96.3	96.5	96.8

(1)	Includes Lima and its surrounding area, including Callao.

(2)	For the twelve-month period.

(3)	Includes public telephones totaling 115,146 at December 31, 2003, 128,889 at December 31, 2004, and 136,041 at December 31, 2005, and excludes cellular public telephones totaling 468 at December 31, 2003, 464 at December 31, 2004, and 445 at December 31, 2005.

(4)	Includes calls through our analog exchanges, which are measured in minutes.

(5)	Excluding cancellations.

(6)	Local switching equipment only.

     Although our installed network grew at a relatively rapid pace in the years following the privatization such that we were able to meet the growth targets set forth in the State Contracts, our growth rate decreased due to adverse economic conditions from 1999 to 2001. However, from 2002 to 2005, our installed network has grown by a compound rate of 5.5% . During the years following the privatization, basic telephone services continued to develop both in terms of the number of installations and available services. New investments in technology have reduced the average waiting time for the installation of a new line, allowing us to meet regulatory goals.

     At December 31, 2005, there were 2,352,555 lines in service, representing an increase of 9.1% compared to December 31, 2004. Our lines in service are concentrated in large urban areas, particularly in the Lima metropolitan area, where 60.6% of our lines are installed and where telephone service penetration, at 20.5% lines per 100 inhabitants in 2005, is considerably higher than in Perú as a whole. In recent years, we have made significant investments to meet subscriber demand for lines and to modernize our network. As a result, the rate of telephone line penetration in Perú increased from 3.4 lines per 100 inhabitants in 1994 to 8.4 lines per 100 inhabitants in 2005. This increase was due to a more efficient and less bureaucratic administration and a company mission to offer telecommunications services to the largest number of people possible. However, telephone penetration rates in Perú still remain lower than rates prevailing in most other Latin American countries.

     The services we provide and the rates we may charge are subject to regulation by the Communications and Transport Ministry and OSIPTEL. Regulatory and recent legal challenges concerning OSIPTEL and the tariffs that we may charge are areas of concern for us. See “—Regulatory Matters” and see Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our State Contracts require us to make ongoing rate reductions which adversely affects our financial results”. Despite such challenges, however, our revenues in 2005 increased in the business of broadband and internet (33.1%), cable television (9.5%), other operating revenues (30.3%), interconnection with other operators (6.7%) and public and rural telephony (0.6%) .

Business Strategy

     We are focused on one objective – to improve customer satisfaction. Our company is dedicated to fulfilling this objective and, to that end, we are actively working to enhance service efficiency, create products and services that satisfy the specific needs of our clients and improve both service quality and customer service.

     In 2005, we continued to offer a program called “Compromiso Cliente” as part of a wider initiative of the Telefónica Group. This program is based on three principles: client satisfaction, employee satisfaction and corporate identity. We conducted surveys that demonstrated that client and employee satisfaction as well as corporate identity increased with respect to 2004 from 60% to 63%, from 60% to 66% and from 16% to 22%, respectively.

     In our domestic telephone services, we have primarily focused on expanding our sales channels to enable access to service throughout Perú and to increase the value of the network. We believe that the introduction of Lineas Cerradas, a product that allows our lower income customers to have greater access to telephone services, largely explains the 94.4% increase in line sales in 2005. During 2005, we reached 404,085 new lines. Furthermore, our limited consumption lines have reduced the risk of uncollectible accounts. As of December 31, 2005, our limited consumption and prepaid lines represented 62.5% (1,384,946 lines). In 2004, our limited consumption and prepaid lines represented 57% of our total lines in service.

     Our capital expenditure program is focused on achieving profitable growth in all of our business lines and upgrading our telecommunications networks to maintain high quality customer service. During 2005, we incurred S/.484.6 million in capital expenditures, which represented a similar amount to 2004. We believe that the use of new technologies and the increase of internal efficiency have enabled us to grow our traditional businesses (local telephony, public telephony and long distance) with lower capital expenditures. We are committed to the development of an “information society” in Perú. Accordingly, we have allocated S/.117.7 million to improve Internet access, mainly broadband. This item accounts for 24.3% of the capital expenditures made during 2005. We also increased our investments in cable television by 76.0% from S/.18.3 million in 2004 to S/.32.2 million in 2005.

     In addition, as part of our effort to improve our competitiveness, we have continued to invest resources into training and development of personnel and the implementation of employee incentive programs to improve efficiency. Training and development represents one of the essential elements to achieve our objective – customer satisfaction.

Categories of Revenue

     The following table sets forth our operating revenues from continuing operations and the percentage of revenues for the periods indicated for each of the categories shown.

	Year Ended December 31,

	2003		2004		2005

	(thousands of constant nuevos soles, except percentages)
Fixed local telephone services	1,477,235	41%	1,362,499	39%	1,274,681	36%
International long distance	180,657	5%	108,304	3%	114,951	3%
Domestic long distance	388,708	11%	350,742	10%	312,670	9%
Public and rural telephone service	609,899	17%	594,229	17%	598,010	17%

	Year Ended December 31,

	2003		2004		2005

	(thousands of constant nuevos soles, except percentages)
Interconnection with other
operators	160,435	4%	162,826	5%	173,770	5%
Business communications	131,220	4%	96,922	3%	81,631	2%
Internet	196,306	5%	295,448	9%	393,108	11%
Cable television	311,572	9%	310,903	9%	340,317	10%
Others	160,008	4%	177,422	5%	231,229	7%

Total	3,616,040	100%	3,459,295	100%	3,520,363	100%

   Fixed Local Telephone Services

     Revenues from fixed local telephone services as a percentage of total operating revenues decreased to 36.2% in 2005 from 39.4% in 2004. Revenues from local telephony decreased 6.4% to S/.1,275 billion in 2005 as compared to 2004. Our revenues from local telephone services consist of measured service charges, monthly service charges, installation fees for new lines and other charges for maintenance and value-added services such as call transferring, three-party conferencing, direct lines, quick dialing and caller identification.

     Pursuant to the State Contracts, we have the right to provide fixed local telephone services on a non-exclusive basis until June 27, 2019. OSIPTEL approves rates and fees adjusted by the CPI for each quarter under a price cap system. Until December 31, 1998, rates for monthly services and installation services were higher for commercial than for residential users, but the State Contracts mandated the elimination of this distinction beginning January 1, 1999. See “—Regulatory Matters”. Also in 1998, in light of Perú’s economic environment, we adopted business strategies to minimize our exposure to customer credit risk by shifting our focus to products and services such as limited-use lines and prepaid calling cards. The fixed local telephone service network increased 9.4% in 2005 (the same growth rate as in 2004) with 404,085 new line sales for a total of 2,216,057 lines by the end of 2005. There was a visible concentration in lines with consumption limit and prepaid lines (62.5% of the total number of lines). The level of growth recorded in 2004 and 2005 have been the highest since Telefónica arrived in Perú in 1994. We also began offering various types of service plans for customers to choose from based on their financial resources and needs. See “—Service Plans and Rates”. We also adopted stricter delinquency strategies and other measures to improve collection of overdue accounts. See “—Our Customer Base”.

   International Long Distance Services

     Our international long distance services consist of incoming and outgoing international telephone traffic and switched transit traffic throughout Perú. Revenues from international long distance services as a percentage of our total operating revenues were 3.3% in 2005 and 3.1% in 2004. The amount of revenues from international long distance services depends on the volume of traffic, our rates charged to our customers for outgoing calls and the settlement rates agreed to with other international telecommunications operators for incoming calls originating outside Perú and carried through the Company’s network.

     Under the State Contracts, we have the right to provide international long distance telephone services on a non-exclusive basis until June 27, 2019. We have entered into interconnection agreements with other domestic and international telecommunications operators to carry each other’s calls. See “—Categories of Revenue—Wholesale Agreements”. Revenues from international long distance telephone services are primarily derived from payments under settlement agreements between us and various foreign telecommunications operators or private carriers. The agreements govern the rates we pay to foreign carriers for the use of their facilities to connect international calls billed in Perú as well as the rates foreign carriers pay us for the use of our facilities to connect international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier, and such rates vary according to the operator, the volume of traffic, in addition to other factors. Settlements among carriers are usually made on a net basis. Our settlement agreements with most foreign carriers generally provide for monthly billings and quarterly settlement payments. We have had a settlement agreement with AT&T since 1969 and have also entered into settlement agreements on similar terms with MCI WorldCom (now Verizon Business International), U.S. Sprint, Kokusai Denshin Denwa (KDDI), Japan Telecom Co. Ltd., Deutsche Telekom AG, Teleglobe Canada Inc., France Telecom, SwissCom Ltd. (now Belgacom International Carrier Services), Korea

Telecom, CTC Mundo, Entel Chile, Telefónica de Argentina, Telecom Argentina, Teléfonos de México S.A., ANTEL, Embratel, Telesp, Telecom Italia S.p.A., Cable and Wireless and Concert Global Network Services Ltd. (British Telecom) and Telefónica. From time to time, we may conduct settlements with foreign carriers without formal agreements in force when the prior contract has expired and a new one is in the process of being negotiated. In 2005, we did not experience any material payment delays or stoppages with respect to settlements from foreign carriers.

     There is currently a favorable imbalance between total outgoing international calls and total incoming international calls, as the amount of incoming traffic is significantly greater than the amount of outgoing traffic. As a result, the payments that we receive from other international operators are significantly higher than the payments that we make to such operators. In this context, certain international operators have been seeking reductions in settlement rates that will adversely impact our international long distance revenues. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—”.

     As of December 31, 2005, 48 companies, including AT&T Perú (now Telmex Perú), TIM Perú (now America Movil Perú S.A.C.), Nextel Perú and Americatel, obtained concessions from the Peruvian government to provide long distance service in Perú. We also face indirect competition in international long distance telephone services from a number of overseas sources, including calling cards and the illegal rerouting of calls by other international operators. In 2002, competition increased remarkably with the entrance of Americatel and IDT into the international long distance market. See “—Competition”. The majority of the new participants were focused on gaining market share for incoming traffic through price-based competition with aggressive offers. As a result, we reduced our rates for long distance international calls, which led to a decrease in revenues in this segment. This decrease, however, was partially offset by an increase in the volume of international long distance calls. We anticipate that this trend will continue and expect that our investments in the digitalization of international routes will lower costs per circuit and offset part of the projected reduction in international long distance rates and revenues.

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

     In 2005, we accomplished the following: (1) improved the capacity of our international circuits by 20.8% compared to the prior year, (2) continued to digitalize our network with the goal of being 100% digital and (3) increased VoIP circuits by 5.3% as compared to the previous year. These measures have enabled us to improve the quality and capacity of communications transmissions and to exceed our call completion targets. During 2004, we faced increased competition in long-distance, which was offset by the increase in market size due to the increased use of prepaid calling cards. However, we continued to be the market leader. This was achieved through mass advertisement and promotions (i.e., “Habla lo que quieras”) and through the expansion of our distribution and coverage network.

     Customers who wish to make international long distance calls can use the same prepaid calling cards and services as those used for domestic long distance services. See “—Categories of Revenues—Domestic Long Distance Services” and “—Service Plans and Rates”.

   Domestic Long Distance Services

     Revenues from domestic long distance services as a percentage of total operating revenues decreased to 8.9% in 2005 from 10.1 % in 2004 due to the price squeeze test established by OSIPTEL and the increased usage of prepaid phone cards.

     We have the right to provide domestic long distance telephone services on a non-exclusive basis until June 27, 2019 pursuant to the State Contracts. OSIPTEL approves the rates adjusted by the CPI each quarter under a price cap system. See “—Regulatory Matters”. The liberalization of the telephony market in 1998 reduced the number of local calling areas in Perú from 299 to 24, corresponding to the number of political departments (which are equivalent to provinces) in the country. Now, calls made from anywhere within a political department are billed as local calls instead of as domestic long distance calls. Since September 1998, domestic long distance rates are not determined by distance but by two classifications: daytime (peak hours) or night (off peak hours).

     A component of our domestic long distance revenue also stems from prepaid phone card sales. See Item 5: “Operating and Financial Review and Prospects—A. Results of Operations”. Customers using a prepaid service such as Fonofácil Plus, Line 100, or even a classic one, can make domestic and long distance calls using prepaid telephone calling cards based on the Tarjeta 147 and Chip Super Plus 147 technology. Customers can also make domestic and long distance calls using the Hola Perú calling card. Distribution channels were augmented by increasing the coverage in sales points in the main cities of the country, however our sales decreased by 19% compared to 2004 with sales reaching S/.61.7 million (tax not included) by December 31, 2005. Our market share based on traffic volume for calling cards at December 31, 2005 was approximately 67%. See “—Telephone Service Plan and Rates—Calling Cards”.

   Public and Rural Telephone Services

     Public and rural telephone services primarily consist of our operation of telephone booths and pay telephones, as well as the sale of telephone cards and advertising on booths and on telephone cards. We have the right to provide public telephone services on a non-exclusive basis until June 27, 2019, pursuant to the State Contracts.

     Our public telephones are classified as either “exterior” or “interior.” Exterior public telephones are entirely owned by us and are generally located in public places. Interior public telephones are either (1) owned by proprietors, with monthly rental and connection fees charged to the proprietor who in turn receives a royalty fee calculated as a percentage of the payments made by users, or (2) owned by us and we pay a rental fee to individuals on whose property such telephones are located. In both cases, the commissions represent a percentage of billed traffic.

     During 2005, our public telephone lines in service increased 5.5% compared to 2004. The total number of public telephones in service reached 136,486 lines in 2005. The table below sets forth selected data for our public and rural telephone services business for the periods indicated:

	At December 31,

	2003	2004	2005

Total public telephones(1)	115,614	129,353	136,486
% growth (total)	7.8	11.9	5.5
Penetration(2)	4.2	4.7	4.9

(1)	Includes cellular public telephones and rural telephones. As of December 31, 2005, we had 445 cellular public phones within our public telephone network.

(2)	Public telephones installed per 1,000 inhabitants.

     The current charges are set at S/.0.5 for every two minutes during peak times and S/.0.5 for every three minutes during off-peak times (11:00 p.m. to 7:00 a.m.). A flat rate of S/.0.8 per minute applies to all domestic long distance calls.

     Revenues from public and rural telephone services increased by 0.6% in 2005 compared to 2004 and the public telephone network exceeded 136,000 lines, or 5.5% more than in 2004. Density increased to 4.9 public telephones per 1,000 inhabitants. This increase in revenues is a result of the increased number of total public telephones and the relocation of public telephones. The operating revenues from public and rural telephone services as a percentage of total operating revenues remained unchanged at 17% from 2004. During 2005, several external factors continued to negatively affect the results of the public and rural telephony business, including, among others, the increased penetration of mobile telephony.

     In light of these new circumstances, the Company is focusing on expanding into areas with a low density of fixed telephones and on enhancing the profitability of the existing units. Loyalty programs targeted at major customers were introduced as well as long distance campaigns which focused on certain areas and segments. During 2005, we launched the “Collect” services for local collect calls from telephone booths. In the interior of the country, the telephone network reached 4,360 lines in 2,141 locations. Furthermore, in 2005, we rolled out the technological migration plan to the VSAT system which involved 582 locations with 1,427 telephones.

   Wholesale Agreements

     In order to permit other telecommunications operators to carry calls originating with their customers over our network, and to permit our customers’ calls to be carried over their networks, we have interconnection relations (contractual or mandatory) with 26 different operators. Interconnection services are freely negotiated between the parties and the charges are setup-based on the maximum rates set by OSIPTEL. However, OSIPTEL regulates the maximum rate that we are permitted to charge. See “—Regulatory Matters—Interconnection Charges”.

     As part of a general trend of the telecommunications market becoming more competitive, interconnection rates have been steadily decreasing. On April 1, 2003, the interconnection charge was set at US$0.01208 per minute, priced by the second, based on the Long Run Incremental Cost (LRIC) model provided by us and approved by OSIPTEL. As of the date hereof, this remains the applicable charge. The challenge in 2005 was to continue the growth of the telecommunications market using interconnection between networks as a tool and foster healthy competition with all operators. Among the main results of the period, the following are worth highlighting: the 15% growth of the total interconnection traffic and the 13% growth in the total number of leased connections. During the year, two new interconnection agreements were signed, the pre-selection, interoperability and prepaid service was implemented for seven new operators.

     In 2005, the default level of long distance operators interconnected with Telefónica del Perú S.A.A. decreased, mainly because of Resolution No. 113-2003-CD/OSIPTEL published by OSIPTEL in December 2003, whereby the operators in the interconnection services markets were required to guarantee their payment obligations. This enabled us to reduce our delinquency rate, reversing the tendency of 2003, when operators registered substantial delinquencies. The development of new networks by some operators resulted in competition in several interconnection services, which contributed to the generation of more alternatives on the market.

     As of February 28, 2006, we had active interconnection relations with the following operators for the services specified:

  Nextel del Perú S.A., digital trunking service, domestic and international long distance;

  Gilat to Home S.A. (formerly Global Village Telecom N.V) domestic and international long distance, local, rural and public telephony;

  Telmex Perú S.A. (formerly AT&T Perú S.A.), local, domestic and international long distance;

  Perusat S.A., domestic and international long distance;

  Americatel (formerly Orbitel S.A.), local, domestic and international long distance;

  Convergia Perú S.A. (formerly Telsouth S.A.), domestic and international long distance;

  America Móvil S.A. (formerly TIM Perú S.A.), mobile PCS, domestic and international long distance;

  Impsat S.A., local, domestic and international long distance;

  1910 S.A., domestic and international long distance;

  Telefónica Móviles S.A., mobile service provider in Lima, Callao and provinces and local, domestic, and international long distance;

  Te.Sa.M Perú S.A., satellite mobile;

  Rural Telecom S.A.C., local, rural and public telephony;

  L.A.&C. Sistemas S.A.C., domestic and international long distance;

  Infoductos Telecommunicaciones S.A. (formerly Red Cientifica Peruana), domestic and international long distance;

  IDT Perú SRL, domestic and international long distance;

  Sitel, S.A., domestic and international long distance;

  Lat Perú S.A.C., domestic and international long distance service;

  LD Telecom, domestic and international long distance; and

  Gamacom S.A.C., local, domestic and international long distance.

   Business Communications

     We provide business communications and related services in Perú for medium and small businesses offering a variety of business-related services. Effective January 1, 2001, we spun off our data transmission business (except Digired and Infovia services) for large, medium and small businesses, which is now conducted directly by Telefónica Empresas Perú S.A.A. (previously Telefónica Data Perú S.A.A.), a subsidiary of Telefónica del Perú since October 21, 2005. Since January 2001, Telefónica Empresas Perú S.A.A. has been responsible for the commercial and technical management of the main clients for the whole business segment of Telefónica del Perú. The objective has been, besides working jointly in the development of new products and services, to address the clients’ communication needs, to use the synergies of the Telefónica Group and to reduce overhead and management expenses associated with these clients.

The lines of business communications services offered include:

  Digired (a data transmission service using switched digital circuits);

  IBS, Inmarsat Service, Radio and Television International;

  Infovía, Infovía Plus, Infovía Com and Speedy Wan;

  ISDN services;

  Intelligent network;

  Telephone equipments (PBAX);

  Videoconferencing; and

  Global solutions.

     Our business communications services are supported by a central service system that provides maintenance and technical support on a 24-hour basis.

     In mid-1996, we began offering Internet access and other on-line information services, such as database access and electronic mail, through third parties under Infovía. In 2001, we began to offer Infovía Plus service, providing direct access to the Internet through commuted lines (analog telephone lines and ISDN). Today, Meganet, Interlan and United services are part of the catalogue of products and services of Telefónica Empresas Perú S.A.A.

     Since December 1997, the switching and signaling systems installed throughout the country have allowed us to offer ISDN services domestically and internationally, allowing data transmission, video conferencing and fax transmission of increased speed and quality, as well as the development of applications in tele-education and other areas. We completed an intelligent network in 1997, which is a service delivery system which provides, among other services, local or national and international communications, call-forwarding, toll-free telephone numbers and private party lines. The intelligent network functions like a conventional private network while transmitting over our wireline network.

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

   Cable Television

     We currently provide cable television through a wholly-owned subsidiary, Telefónica Multimedia S.A.C., under the trade name “Cable Mágico”. Telefónica Multimedia holds 20-year concessions for the Lima metropolitan area which began in 1993 and for certain other parts of the country which began in 1996. Under these concessions, Telefónica Multimedia provides cable television service in the Lima metropolitan area and seven cities in the rest of the country.

     Telefónica Multimedia revenues as a percentage of our total operating revenues were 9.7% in 2005 and 9.0% in 2004. Therefore, the revenues from cable television and advertising reached S/.340 million in 2005, or 9.5% more than 2004.

     The primary source of revenue to Telefónica Multimedia comes from cable television, which contributed 88.2% of Telefónica Multimedia’s total revenues in 2005. The remainder of revenues comes from advertising. As of December 31, 2005, Telefónica Multimedia had more than 462,000 cable television subscribers, compared to 389,000 as of December 31, 2004. Lima subscribers represented 84.6% of the total, while the remaining 15.4% were located in seven cities (Arequipa, Cusco, Chiclayo, Trujillo, Huancayo, Chimbote and Piura) in the interior of the country. Telefónica Multimedia offers its customers three types of cable television service: a standard channel package for approximately US$18 per month, which includes 36 channels; an intermediate package for approximately US$25 per month, which includes 50 channels; and a premium package for approximately US$35.30 per month, which includes 81 channels. In addition, Telefónica Multimedia offers a movie package of premium channels for approximately US$8.10 per month per package. Advertising revenues comprised 11.5% of Telefónica Multimedia’s total operating revenues in 2005.

     Telefónica Multimedia’s cable network consists of a hybrid fiber coaxial network. The cable network has relatively short distances between transmission nodes, thereby enabling it to achieve minimal signal loss and consistent quality. Most of the cable network’s bandwidth is used to deliver television service and the remaining capacity is used to deliver two-way services such as Internet access via cable modem and video on demand. Telefónica Multimedia’s installed network reached approximately 625,615 households as of December 31, 2005.

     On March 26, 2004, the shareholders approved the spin-off of certain assets and liabilities of the Company. As a result thereof, on August 2004, the Company transferred S/.205,994,000 of assets and S/.51,204,000 of liabilities related to its cable television business to its subsidiary Telefónica Multimedia. Such spin-off will have no impact on the consolidated financial statements of the Company and subsidiaries.

     On December 22, 2005, the shareholders of Telefónica Multimedia and Media Networks Perú S.A.C. approved a spin-off of certain assets and liabilities of Telefónica Multimedia related to its advertising business to Media Networks Perú S.A.C. Such spin-off occurred on January 1, 2006. As a result thereof, the capital stock of Telefónica Multimedia decreased by S/.12.2 million to S/.223.8 million. The capital stock of Media Networks Perú S.A.C. increased by S/.12.2 million to S/.22.8 million.

   Broadband and Internet

     Total revenues from broadband and Internet business equaled S/.393 million in 2005, a 33.1% increase compared to 2004. The number of customers using Speedy or CableNet increased 65.7% in 2005 compared to the previous year.

     In 2005, our management has continued to focus on significantly expanding Internet access, disseminating its benefits and making it available to more families. Speedy and CableNet lines increased from approximately 205,000 in 2004 to 340,000 in 2005. High performance services were also offered in 2005, through the establishment of strategic alliances with major companies, for the deployment of wireless access to the Internet through the Wi-Fi technology installed in an executive and educational network. Furthermore, we increased the access speed of all “Speedy” users free of charge so that customers may access new and improved applications such as video, audio, interactive games and video chat. Moreover, we offered a new range of “Speedy Business” to the business sector. The new services contributed significantly to the increased number of users. In 2005, clients also benefited from promotional campaigns such as “Mes Gratis” (Free Month) and “Packs de Conexión” (Connection Packs), which boosted the market and facilitated the migration of narrow band clients to conventional “Speedy”. Narrow band campaigns were targeted to the use of flat rate services, the most representative of which were the extended time flat rate and the reduction of the “147 Card” rate with Internet access.

Other Investments

     We improved the quality of our international services by installing terrestrial fiber optic networks and investing in submarine fiber optic cable consortiums. During 2004, we bought (1+1/3) capacity from STM-1 in the underwater cable SAm-1 for the ATM network which connects the main cities in South America to the United States. In 2005, the transmission means for ADSL and Internet service (62 STM-1) are leased on the submarine cable SAm 1.

     At the end of January 2005, we sold our stake in Intelsat Global Service Corporation (“Intelsat Ltd”), a global satellite consortium, to Zeus Holding Limited, a company formed by a consortium of funds advised by Apax Partners, for approximately US$29 million (US$18.75 per share).

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

Telephone Service Plans and Rates

   New Service Plans

     In March 2003, as a result of negotiations with OSIPTEL, we released a new set of service plans for fixed local telephony. The new plans allow customers to choose the one that best fits their consumer profile based on factors such as their ability to pay and their calling habits. These new service plans are available for new and old customers of classic line and limited-use line services. The tariffs and features approved for these new service plans are as shown in the table below in nuevos soles (without value-added tax or VAT) as of March 1, 2006.

			Fixed local service additional minutes

New Tariffs Plans (per-minute billing)(1)	Monthly fees approved in March 2006 (S/.)	Fixed local service traffic bundled in the rate	Peak Hour rate (S/. per billing unit)		Off-peak Hour rate (S/. per billing unit)

Plan 1	33.81	60 min.	0.104		0.051
Plan 2(5)	55.00	270 min.	0.097		0.047
Plan 3(5)	63.47	365 min.	0.087		0.043
Plan 4(5)	71.95	470 min.	0.081		0.040
Plan 5	68.82	580 min.	0.054		0.033
Plan 6	46.53	Peak: 30 min. /	0.055		0.033
		Off-peak: 60 min.
Línea Premium	91.60	Peak: 60 min. /	0.054		N.A.
		Off-peak:
		unlimited
Fonovox(3)	2.52	N.A.	N.A.		N.A.
Fónofacil Plus	33.78	75 min.	0.112	(2)	0.058	(2)
New Tariffs Plans (per-second billing)(4)

			Fixed local service additional minutes

Plan al Segundo(4)	33.81	3600 sec.	0.00197		0.00099
Línea Social al Segundo	21.01	1800 sec.	0.00187	(2)	0.00097	(2)
Línea Control Económica	47.90	230 min.	0.112	(2)	0.058	(2)
Línea Control Súper Económica	41.51	120 min.	0.112	(2)	0.058	(2)

N.A.: Not applicable
(1)	Plans that use minutes as a unit of measure to price and bill calls.

(2)	Additional fixed local traffic with Tarjeta 147 Card and Hola Perú.

(3)	On an annual prepaid basis. Fonovox is a product that gives users their own telephone number by which they can receive voice messages without limit. They also have one daily free call to retrieve voice messages.

(4)	Plans that use seconds as the unit of measure to price and bill calls.

(5)	Pursuant to a recommendation made by OSIPTEL, since September 2003, we no longer offer Plans 2, 3 and 4 to our customers. Nevertheless, we still have some customers subscribed to these plans who had signed up prior to September 2003.

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

     The rate for a classic line includes a monthly service charge to our customers, and includes 60 local minutes. Additional minutes are charged at a rate that varies according to the time of day. Under the current rate structure, local calls during peak hours are generally 40% more expensive than local calls during off-peak hours. In 2001, we decreased the peak period by three hours, changing the peak period from between 7:00 a.m. and 10:59 p.m. to between 7:00 a.m. and 7:59 p.m. In 2002, we decreased the peak period again to between 8:01 a.m. and 7:59 p.m. Monday to Friday and between 8:01 a.m. and 3:59 p.m. on Saturday. In 2004, Telefónica began the reduction of the call set up charge and it was totally eliminated in June 2005.

   Prepaid and Limited-Use Service Plans

     Since the introduction of a three-year prepaid service in 1998, Teléfonos Populares, aimed at satisfying the telecommunications needs of low-income families, fixed prepaid telephone packages have represented a growing portion of total lines sold. In May 1999, we introduced limited-use lines, which allow local calls to be made for a fixed payment. A flat monthly fee of approximately US$20 entitles the customer to a package that includes 150 minutes of free local calls during peak hours (7:00 a.m. to 7:59 p.m.) and 300 minutes during off-peak hours (8:00 p.m. to 6:59 a.m., Monday to Saturday, and all day on Sunday and national holidays). Customers who want to make long distance, cellular or additional local calls can use prepaid phone cards similar to those used at public telephones. Fixed-to-fixed local calls with prepaid cards from limited-consumption lines have lower tariffs than the same calls made from public telephones with prepaid cards.

     In September 2000, we launched Fonofácil, a prepaid line for S/.25.2 a month (currently S/.30 including VAT). This permitted the customer to receive calls and make calls using Tarjeta 147. Customers wishing to make long distance calls or more local calls can use most prepaid phone cards of the type used in public telephones. This service grants customers greater control over telephone costs while allowing us to reduce uncollectible risk and unused capacity. The percentage of subscribers disconnected from the network due to non payment decreased to 6.4% of total subscribers in 2003 from 8.9% in 2002 due to our strict delinquent payment policies.

     In March 2001, Teléfonos Súper Popular service began with four different options. Each option includes a telephone line, home installation, handset, maintenance, monthly service charges and Memovox voicemail service and a certain number of minutes for local calling during all hours. Customers may choose among 270, 410, 750 or 1000 minute packages for a flat monthly fee of approximately US$17, US$19, US$24 or US$27, respectively.

     We have service plans offering different options for the number of free calling minutes and monthly fees. The monthly fees in nuevos soles (without VAT) stated below are effective March 1, 2006.

Service Plan	Free minutes	Monthly fee

Teléfono Popular(1)	360	52.94
Peak Hour	60	—
Off-Peak Hour	300	—
Línea 70(1)	450	63.19
Peak Hour	150	—
Off-Peak Hour	300	—
Línea 100(1)	900	90.25
Peak Hour	300	—
Off-Peak Hour	600	—
Ahorro Inicial(1)	270	58.40
Ahorro Personal (1)	410	66.89
Ahorro Familiar(1)	750	83.78
Ahorro Máximo(1)	1000	92.35
Teléfono Súper Popular A(1)	270	58.40
Teléfono Súper Popular B(1)	410	66.89
Teléfono Súper Popular C(1)	750	83.78
Teléfono Súper Popular D(1)	1000	92.35
Fónofacil (1)	0	25.21
Nuevo Fonofácil(1)	0	33.78
Plan Control 1	275	58.40
Plan Control 2	380	66.89
Plan Control 3	590	83.78
Plan Control 4	710	92.35
Plan Ahorro Especial	980	126.22
Plan Ahorro Internet	1180	143.19
Plan Ahorro Internet Plus	1490	168.57
Línea Plus 0	220	52.27
Línea Plus 1	350	57.56
Línea Plus 2	480	63.53
Línea Plus 3	610	69.24
Línea Plus 4	740	74.96
Línea Plus 5	870	80.67
Línea Plus 6	1000	86.30
Línea Plus 7	1140	92,35
Línea Plus 12	1840	126,05
Línea Plus 13	1980	131,68
Línea Plus 19	2820	171,93

(1)	These were not offered in March 2006.

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

   Calling Cards

     In 1998, we launched the sale of prepaid phone cards called “Tarjeta 147” that include a new memory chip technology. The technology used by Tarjeta 147 prepaid cards is also useful for providing Internet service from residential telephone lines and in general allows the customer to make calls applying different rates depending on the destination and length of the call. In 2001, we improved the software platform for Tarjeta 147 and developed a new product called the “Chip Super Plus 147”, which facilitates dialing using the chip embedded in the card and can be used from residential telephone lines applying a certain code. The Chip Super Plus 147 also allows for transfer of prepaid minutes between cards. On June 2004, due to the amount of fraud registered, marketing of the Tarjeta 147 was restricted. In 2005, sales of the Tarjeta 147 prepaid cards increased 17.5% in comparison to 2004. In September 2001, we launched the prepaid card service Hola Perú with domestic and international coverage for both incoming and outgoing calls.

   Other Services

     The Memovox voicemail system offers clients a message reception service for a monthly charge of S/.2.40. During 2005, the number of Memovox users increased 15,4 % from 1,318,502 in 2004. As of December 31, 2005, the number of Memovox users was 1,521,000.

     In August 2001, we launched Speedy, a new high-speed Internet access service based on ADSL technology. ADSL technology permits simultaneous use of traditional telephone lines for telephone service and high-speed digital access to the Internet. In November 2001, we launched “Tarifa Plana a Internet”, a service providing switch access to the Internet from Monday to Saturday, 7:00 p.m. to 7:00 a.m. and all day Sundays and national holidays for a flat monthly fee of US$25. In March 2002, the service provided Monday through Saturday was extended from 7:00 p.m. to 8:00 a.m. In December 2004, such fee was reduced to US$15 and in March 2005 the service was extended to 24 hours a day for a flat monthly fee of S/.69 (including VAT).

Our Customer Base

     We have implemented a number of initiatives to improve the quality of our customer base and decrease overdue or uncollectible accounts. We have developed a model to identify and assess the level of credit risk and debt history of each new customer. Depending on the particular credit risk profile of each customer, we provide products and services tailored to limit exposure to credit risk such as prepaid telephony services, credit limits or restrictions on long distance services. For example, we launched telephone lines with mechanisms to limit usage called Líneas Ahorro. We also monitor our service levels to prevent any deterioration in our overall credit quality profile.

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

     During 2005, lines in service grew 9.1% to approximately 2,353,000 lines from 2,156,000 lines in 2004. Our segmentation strategy permitted us to penetrate the low-income segment due to the popularity of limited-use and prepaid lines, which reached approximately 62.5% lines in service on December 31, 2005. To become more responsive to our customers’ needs and tailor our services appropriately, we continued to launch new products and new options, ranging from prepaid lines with low prices to flat rates for voice and Internet. The growth rate registered in 2004 has been the largest since the arrival of Telefónica del Perú in 1994. During 2005, we maintained this growth rate with 404,085 new lines, which offsets write-offs that occurred during the year. Due to this expansion and through the use of promotional campaigns, large areas of the country were able to gain access to telephone services. In addition, sales channels were adapted to the needs and characteristics of lower income segments. In order to facilitate the customer service transformation process, we conducted systematic polls in order to obtain a regular measure of customer satisfaction and thus take corrective action. A result of this was the introduction of improvements in the products supplied and in the customer management processes.

     During 2005, Telefónica continued its program “Compromiso Cliente”. This program was launched in 2004 with the objective of enhancing satisfaction of the internal and the external customer.

Traffic

     We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We anticipate further growth in traffic carried on the domestic network due to increases in international traffic, Internet traffic and value-added services such as voicemail. We also expect that domestic and international long distance traffic, as a percentage of total revenues, is likely to continue to decrease as a result of increased competition and the related rate reductions. See Item 5: “Operating and Financial Review and Prospects—Overview”.

Technological Advancements

     In recent years, we have increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology which has improved the quality and efficiency of the network, accommodated higher traffic levels, required less maintenance and permitted us to offer a broad range of voice, text and data applications simultaneously on the same network. In 1995, we completed our transition from a microwave network using an analog switching and transmission system to a digital network that employs both microwave transmission through the “Synchronous Digital Hierarchy” protocol and fiber optic cable technology. We have modernized our domestic long distance network by installing several thousand kilometers of fiber optic cable for domestic long distance transmission between major cities. By December 31, 1999, we had replaced 100% of our analog exchanges in the Lima metropolitan area with digital exchanges. At December 31, 2005, approximately 97% of all lines in service were connected to digital exchanges. We plan to continue to invest in ADSL technology. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings”.

Competition

     As of December 2005, we had 96% of the fixed telephone lines in service in Perú, according to our internal estimates. Telmex Perú is our main competitor in terms of revenues. Telmex Perú’s main commercial strategy has been to focus on a corporate clientele, to offer long distance services, fixed local voice and data services. In addition, they have been offering their services to Internet service providers.

     Americatel, a subsidiary of Entel Chile (in January 2005, Telecom Italia announced that it had sold its stake in Entel Chile to a Chilean investment group) is our main competitor in long distance services competing basically under the multi-carrier system with 14% and 25% average market shares in revenues for domestic and international long distance services, respectively, according to our internal estimates. Other relevant competitors in long distance services are Telmex Perú using the multi-carrier system and IDT, our main competitor in the prepaid cards market. Due primarily to the launch of the multi-carrier system during 2002, our rates for domestic long distance services decreased by 3% and rates for international long distance services decreased by 1% as a result of increased competition. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Teléfonica del Perú—Changes in the regulations affecting Perú’s telecommunications industry and the liberalization of Perú’s telecommunications market have had and may continue to have a material adverse effect on our results of operations”; and see “Regulatory Matters—Multi-Carrier System”.

     As of December 2005, we provided 90% of the total public telephony service in Perú, which makes us the primary provider of these services in the country. Telmex Perú is our main competitor in public telephone services.

     Cable television licenses are issued on a non-exclusive basis to several different operators in the same area. According to our own estimates, as of December 2005, Telefónica Multimedia held a 90% market share nationwide based on revenues. Cable Express, a local operator, is our main competitor, with an estimated 3% market share. In March 2006, Direct TV began operations. Telefónica Multimedia’s strategy is to rely on a strong differentiation in the quality of its programming contents, for which it has signed agreements with several international and local content providers. In 2005, according to our internal estimates, we had 97% of the broadband market in terms of total market revenues, through our Speedy (ADSL-based) and CableNet (cable modem-based) brands.

Regulatory Matters

   Overview

     We are a regulated operator in Perú. The operation of the telecommunications market in Perú has been and is subject to laws and regulations. The provision of telecommunications services in Perú is regulated by the Peruvian Ministry of Transport and Communications (“the Ministry”) and by OSIPTEL. The Ministry has the authority, among other things, to grant concessions and to impose sanctions for infringements of the Telecommunications Law. Pursuant to the Telecommunications Law, OSIPTEL was created as an independent regulatory body charged with overseeing the implementation of the State Contracts. In this capacity, OSIPTEL oversees and reviews on a regular basis the expansion, penetration, service quality and tariff structure mandates set forth in the State Contracts; it enforces sanctions for infringements relating to concessions and it resolves disputes between operators. The board of directors of OSIPTEL consists of five members who are appointed by the government. Pursuant to the OSIPTEL Regulation, action by OSIPTEL’s board requires a majority vote on all matters.

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

     The State Contracts have the status of contract law, which, under Peruvian law, are treated like contracts between private parties and, accordingly, may not be modified or terminated by the state through subsequent legislation or regulation, except as provided in such contracts. However, under the terms of the State Contracts, the Ministry may, when in the public interest, unilaterally modify the terms of the State Contracts:

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

   Liberalization of Telecommunications Services

     Pursuant to the State Contracts entered into in 1994, we had the right to provide fixed local and long distance telephone services as well as international carrier services on an exclusive basis until June 27, 1999. The original terms of the State Contracts provided for a tariff-rebalancing system to be in effect until the end of the exclusivity period, after which, such system would be replaced with a price cap system based on a productivity factor, revised every three years.

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

     Law No. 28295 of Infrastructure Sharing, published on July 21, 2004, imposes on local operators the obligation to share ownership of the infrastructure for electrical and telecommunications businesses, as demanded by considerations of public health, environment and urban planning and/or when required by OSIPTEL.

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

     Current Price Cap Structure and Productivity Factor

     As of September 2001, pursuant to the State Contracts as modified by Decree 21, a price cap system went into effect, further restricting price increases and requiring overall rate reductions for certain services. This new system adopted a price cap formula, adjusted quarterly, for three regulated baskets as defined by the State Contracts. These three baskets are: (C) connection fees, (D) monthly fixed fees and local usage fees, and (F) domestic and international long distance usage fees. The price cap formula considered, among other things, the rate of inflation as measured by the CPI and a “productivity factor” which, pursuant to the terms of the State Contracts, would be adjusted every three years. The formula allows us to increase tariffs up to the difference between the CPI and the productivity factor, equaling the gains in productivity of our business relative to the gains in productivity of the rest of the economy. We are still permitted under the price cap system to adjust our rates on a quarterly basis (subject to the maximum levels established by OSIPTEL) in accordance with changes in inflation.

     OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be 6% annually (or 1.535% quarterly). In July 2004, OSIPTEL set the new value of the productivity factor for the period September 2004 to August 2007 at 10.07% annually (or 2.62% quarterly) for connection fees and fixed local service and 7.8% annually, (or 2.010% quarterly) for domestic and international long distance services. As a result of the price cap formula, we decreased our tariffs in September and December of 2001, March, June, September and December in each of 2002, 2003, 2004 and 2005 and again in March 2006. Taking inflation into account, the maximum tariffs for basket C (sole installation charge) and D (monthly rent and local calls) were reduced by 20.03%, while the tariff for basket E (national and international calls) was reduced 18.02% . During this period, we also increased the length of the off-peak hours.

   Rates

     The following table sets forth our rates and fees approved for the periods effective from January 1999 to August 2001 (as determined under the revised tariff system) and September 2001 to the present (as determined under the current price cap system). The rates and fees are stated in constant nuevos soles as of July 31, 1998.

	Jan. 1999 - Aug. 2001	Sept. 2001 - Nov. 2001	% Var.	Dec. 2001- Feb. 2002	March 2002-May 2002	% Var.	June 2002- August 2002	Sept. 2002- Nov. 2002	% Var.

Installation:
Residential	437.58	432.53	(1.2%)	427.97	419.15	(2.1%)	410.04	403.89	(1.5%)
Commercial	437.58	432.53	(1.2%)	427.97	419.15	(2.1%)	410.04	403.89	(1.5%)
Monthly service charges(1):
Residential	46.31	45.67	(1.4%)	45.92	45.93	0.0%	45.64	44.99	(1.4%)
Commercial	46.31	45.67	(1.4%)	45.92	45.93	0.0%	45.64	44.99	(1.4%)
Measured service charges(2):
Local	0.077	0.077	(0.6%)	0.077	0.077	0.0%	0.077	0.075	(1.8%)
Local off-peak	0.039	0.038	(3.0%)	0.039	0.038	(2.4%)	0.038	0.038	(0.6%)

	Jan. 1999- Aug. 2001	Sept. 2001- Nov. 2001	% Var.	Dec. 2001- Feb. 2002	March 2002-May 2002	% Var.	June 2002- August 2002	Sept. 2002- Nov. 2002	% Var.

Domestic long distance	0.511	0.512	0.3%	0.499	0.490	(1.7%)	0.494	0.529	7.0%
International long distance	2.305	2.310	0.2%	2.227	2.143	(3.8%)	2.072	1.862	(10.1%)

	Dec. 2002- Feb. 2003	March 2003-May 2003	% Var.	June 2003- August 2003	Sept. 2003- Nov. 2003	% Var	Dec. 2003- Feb. 2004	March 2004-May 2004	% Var.

Installation:
Residential	398.97	386.91	(3.0%)	389.06	380.39	(2.23%)	373.20	362.76	(2.8%)
Commercial	398.97	386.91	(3.0%)	389.06	380.39	(2.23%)	373.20	362.76	(2.8%)
Monthly service charges(1):
Residential	44.86	44.06	(1.8%)	44.30	44.12	(0.41%)	43.74	42.84	(2.1%)
Commercial	44.86	44.06	(1.8%)	44.30	44.12	(0.41%)	43.74	42.84	(2.1%)
Measured service charges(2):
Local	0.073	0.070	(4.3%)	0.071	0.070	(1.41%)	0.070	0.068	(2.1%)
Local off-peak	0.037	0.032	(11.6%)	0.033	0.032	(3.03%)	0.032	0.032	(2.1%)
Domestic long distance	0.529	0.490	(7.4%)	0.539	0.523	(2.97%)	0.518	0.519	0.3%
International long distance	1.860	1.800	(3.2%)	1.892	1.907	0.79%	1.851	1.773	(4.2%)

	June 2004- August 2004	Sept. 2004- Nov. 2004	% Var.	Dec. 2004- Feb. 2005	March 2005-May 2005	% Var.	June 2005- August 2005(3)	Sept. 2005- Nov. 2005	% Var.

Installation:
Residential	359.55	352.55	(1.9%)	343.17	333.34	(2.9%)	324.63	318.29	(2.0%)
Commercial	359.55	352.55	(1.9%)	343.17	333.34	(2.9%)	324.63	318.29	(2.0%)
Monthly service charges(1):
Residential	42.46	42.37	(0.2%)	42.27	42.05	(0.5%)	41.84	41.91	0.2%
Commercial	42.46	42.37	(0.2%)	42.27	42.05	(0.5%)	41.84	41.91	0.2%
Measured service charges(2):
Local	0.068	0.068	(0.2%)	0.062	0.055	(11.6%)	0.049	0.048	(1.6%)
Local off-peak	0.041	0.041	(0.2%)	0.038	0.035	(7.3%)	0.032	0.024	(24.2%)
Domestic long distance	0.509	0.497	(2.4%)	0.535	0.530	(1.0%)	0.527	0.487	(7.5%)
International long distance	1.740	1.721	(1.1%)	1.470	1.339	(8.9%)	1.208	1.239	2.6%

	Dec. 2005- Feb. 2006	March 2006-May 2006[3]	% Var.

Installation:
Residential	307.50	298.22	(3.0%)
Commercial	307.50	298.22	(3.0%)
Monthly service charges(1):
Residential	41.64	41.21	(1.0%)
Commercial	41.64	41.21	(1.0%)
Measured service charges(2):
Local	0.037	0.034	(10.0%)
Local off-peak	0.023	0.023	(1.0%)
Domestic long distance	0.475	0.478	0.6%
International long distance	1.130	1.121	(0.7%)

(1)	Classic Lines. Includes free local calling time equal to 60 billing minutes.

(2)	Applies to call completion charge equal to a one-minute interval. Local tariffs correspond to the average charge for call set up and to the per minute charge. In December 2004, the reduction of the call set up charge began (which had been applied since 1997, as a result of the change in the billing interval from three minutes to one minute). In June 2005, 100% of the planned reduction was achieved. Local and long distance calls are now billed at one minute intervals.

(3)	Productivity factor applicable from March through May 2006 is 0.9800 for baskets C and D and 0.9861 for basket E.

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

     Upon the opening of the market to competition through Decree 20, OSIPTEL established the maximum interconnection rate based upon the analysis of policies applied in other countries. Pursuant to Resolution No. 018-98-CD/OSIPTEL, dated October 5, 1998, OSIPTEL set the maximum and default interconnection charges at US$0.015 per minute as the evening rate for interconnection to local fixed telephone networks and US$0.029 for interconnection to all other public telecommunications services. On November 30, 2000, pursuant to Regulation No. 61-2000-CD/OSIPTEL, OSIPTEL reduced the maximum interconnection charge for local fixed telephone networks from US$0.029 per minute to US$0.0168 per minute, priced by each second rather than rounded to the nearest upper minute. This reduction became effective on January 1, 2001. Subsequently, pursuant to Regulation No. 029-2001-CD, dated June 27, 2001, the maximum weighted average interconnection charge for local fixed telephone networks was further reduced from US$0.0168 to US$0.014 per minute, priced by the second. This further reduction came into effect on July 1, 2001.

     In order to establish a maximum interconnection charge based on cost-related information, we asked OSIPTEL to set the interconnection charge on the basis of a Long Run Incremental Cost (LRIC) model provided by us and subsequently approved by OSIPTEL. As a result, the maximum interconnection charge was reduced to US$0.01208 per minute, priced by the second. The new rate adopted is lower than what we initially assumed in our cost model, but higher than the rate that OSIPTEL would have set based on its previous international benchmark methodology. The new rate went into effect April 1, 2003. In March 2005, the Ministry modified Decree 20 through Decree 007-2005-MTC in order to establish OSIPTEL’s obligation to review interconnection charges every four years.

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

   Long Distance Carrier Change Fees

     Pursuant to Resolution No. 036/99-CD, dated December 14, 1999, OSIPTEL set the maximum amount to be paid when a subscriber changes long distance carriers at US$5.00 (not including taxes). Subscribers must pay this fee each time they select another long distance carrier.

     Resolution No. 037/99-CD, dated December 14, 1999, permitted long distance concessionaires, including us, to recover from subscribers up to an industry total of US$13.3 million in costs that they invested up-front for the expansion and development of the telecommunications network in Perú. The concessionaires who invested may then recover their costs by collecting over a five-year period per minute charges set at US$0.0026 for 2000 and 2001, US$0.0038 for 2002, US$0.0043 for 2003 and US$0.0037 for 2004 on outgoing calls. As of the end of 2004, the concessionaires may not recover their costs from subscribers.

   Expansion and Service Requirements

     The State Contracts set forth certain mandatory expansion objectives (on a cumulative basis) with respect to the installation of additional lines and public telephones in the Lima metropolitan area and the rest of Perú that we agreed to achieve and maintain through 1998.

     We met all of our yearly additional line installation requirements under the State Contracts by December 31, 1998, and by 2005, we had installed 2,509,789 lines on a cumulative basis. The State Contracts required that we provide public telephone service by June 27, 1999 to each of the 1,494 population centers listed therein as having more than 500 inhabitants. In 1994, we initiated a program to expedite the expansion of rural telephone service and as of December 31, 1999, we provided public telephone service to all of the 1,494 locations. By July 2002, we had expanded the public telephony service up to 1,611 population centers, with 167 of them being serviced through local fixed networks instead of single public telephones. By the end of 2002, 3,244 and 107,280 public telephones had been installed in rural and urban areas, respectively. By December 2003, we had installed 3,558 public telephones in 2,132 rural centers. By December 2004, we had installed 3,854 public telephones in 2,139 rural centers. By December 2005, we had installed 3,940 public telephones in 2,142 rural centers.

     In addition to the expansion mandates, the State Contracts provide that we must also improve service quality through 2003. These service quality mandates require us, among other things, to increase our percentage of completed calls, reduce network failure, reduce waiting time for operator assistance. Since 1998, we have reduced waiting time for responding to new service requests in urban areas (excluding prepaid phone service and special promotions in which the connection fee is reduced by 20% or more). The mandates for responding to new service requests are described in the chart below.

	Service Requests Which Must be Met
Years Ended December 31,	Within Waiting Time (%)	Waiting Time

2001	96	15 days
2002	97	10 days
2003	98	5 days

     We are in compliance with our expansion and service mandates. We file compliance reports with OSIPTEL on our website in accordance with the recently enacted Peruvian regulations:

  on a monthly basis with respect to call efficiency, operator-assisted calls, failures allowed and repairs.

   Cable Television

     OSIPTEL is also responsible for the supervision and enforcement of cable broadcasting and the regulation thereof. Pursuant to the Telecommunications Law, concessions for cable broadcasting are granted for 20 year terms. Our cable television concessions were granted in 1993 for Lima and in 1996 for seven other Peruvian provinces. Both concessions were extended to new geographical locations in 2001. In March 2004, the Transportation and Communication Ministry issued DS No. 012-2004-MTC which required cable operators to install free of charge cable service in hospitals and state schools for up to 1% of its total amount of subscribers. Telefónica Multimedia S.A.C. has questioned the application of this law in courts.

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

     OSIPTEL has sought to impose penalties on us under the State Contracts on two occasions in 1994, during the beginning of privatization, over disagreements regarding adherence to service requirements and reporting rules. We appealed both decisions and both were decided in our favor on appeal and the penalties were dismissed. Since then, OSIPTEL has not sought to impose any further penalties on us under the State Contracts.

C. Organizational Structure

As a result of the amortization of our treasury stock on March 24, 2006, approximately 98.1% of our outstanding shares were indirectly owned by Telefónica, the Spanish international telecommunications company. The remaining 2% of our capital was owned by holders not affiliated with Telefónica. Our capital stock is owned by Telefónica Internacional, S.A., which is 100% held by Telefónica and Telefónica Perú Holding S.A.C. Telefónica Internacional owns a 99.99% interest in Telefónica Perú Holding S.A.C.

The following is a list of our significant subsidiaries, all of which were incorporated in Perú:

Name of affiliates(1)	Year of Incorporation	Ownership Interest

Telefónica Multimedia S.A.C	1995	99.99%
Telefónica Servicios Integrados S.A.C	1996	99.99%
Transporte Urgente de Mensajería S.A.C	1998	99.99%
Telefónica Servicios Comerciales S.A.C	1999	99.90%
Telefónica Soluciones Globales Holding S.A.C	2000	99.90%
Telefónica Servicios Digitales S.A.C	2000	51.00%
Servicios Editoriales del Perú S.A.C	2000	99.99%
Servicios Globales de Telecomunicaciones S.A.C	2001	99.99%
Telefónica Servicios Técnicos S.A.C	2001	99.99%
Media Networks Perú S.A.C. (formerly Antena 3 Producciones, S.A.)	1996	99.99%
Telefónica Empresas Perú S.A.A.	2000	98.43%

(1)	We also hold a substantial interest in Teleatento del Perú S.A.C.

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

     Telefónica Empresas Perú S.A.A. provides local, domestic long distance and international long distance telephone services as well as internet access and data transmission. This subsidiary was acquired in October 2005 and was previously owned by Telefónica Data Corp, S.A., a company incorporated in Spain.

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

     Our properties are located throughout Perú, principally in the Lima metropolitan area. Of the net book value of our total fixed assets as of December 31, 2005:

  telephone plant and equipment represented approximately 83%;

  land and buildings represented approximately 12%; and

  work in progress and equipment in transit represented approximately 5%.

     We believe that such assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. By December 31,2005, we had replaced almost all electro-mechanical and semi-electronic exchanges with digital exchanges, and our digitalization rate was approximately 97%.

     At December 31, 2005, the net value of our material fixed assets was S/.5,289 million. In addition, we had S/.23.8 million of net assets acquired through lease financing, primarily buildings and vehicle acquisitions. At December 31, 2005, the number of installed lines was 2,509,789, of which 94%, or 2,352,555, were lines in service.

Our Network

Description	2001	2002	2003	2004	2005

Coaxial cable (Km.)	5,697	5,738	5,797	5,870	7,959
Fiber optic cable (Km.)	6,728	6,761	6,993	7,090	7,563
Limited-consumption lines (Thousands of Km.)	5,270	5,316	5,517	5,757	6,237

     For more information on our property, plant and equipment, see “—Business Overview”.

Item 5. Operating and Financial Review and Prospects

     In addition to the management discussion below, you should carefully read our Consolidated Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us. We prepare our financial statements in accordance with Peruvian GAAP. Peruvian GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and note 30 to our Consolidated Annual Financial Statements.

Introduction; Presentation of Financial Information

     We are a provider of fixed local, domestic and international long distance, cable television, broadband, business communications and other telecommunications services in Perú.

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

     During the period from 1997 to 2005, Perú experienced intermittent periods of economic growth and contraction as a result of external factors, including but not limited to, interest rates in global financial markets, changes in international prices of commodities, low growth affecting the United States and other trading partners and changes in the credit ratings of Peruvian sovereign bonds. Perú’s economy is also affected by internal factors, including, but not limited to, general current economic, business or political events in Perú, the depreciation of the nuevo sol, the ability of the Peruvian government to enact key economic reforms, the levels of domestic debt and domestic inflation, the level of foreign direct and portfolio investment and natural occurrences such as El Niño, earthquakes and floods. During the past few years, Perú’s economy has benefited from the elevated prices of Perú’s primary mineral exports, including gold, copper, zinc and molybdenum.

     The economic and monetary program implemented by the Peruvian government during the early 1990s achieved a drastic reduction in inflation, liberated interest rates and eliminated exchange rate controls. Since 1992, the Peruvian government also privatized most of its assets, including those in finance, fishing, electricity, mining and telecommunications. As a result of the privatization program undertaken by the government, the public sector currently plays a more limited role than it did in previous decades. The more than 200 privatizations completed in Perú since 1992 have generated revenues of approximately US$9.8 billion during that period and almost US$9 billion in private investments associated with those programs.

     The political and economic impact of the upcoming Peruvian presidential and congressional elections is uncertain. Perú will hold first-round elections on April 9, 2006. If no presidential candidate wins 50% or more of the votes in the first round election, a second-round election between the top two presidential candidates will be held on May 7, 2006. The outcome of these elections as well as the economic policies of the new government are uncertain. Despite the uncertainty of the electoral outcome, the next president will not likely have a majority in Congress. However, economic analysts predict that Perú’s economy will grow around 5% in 2006 despite the uncertainty of the electoral outcome according to the Central Bank’s survey dated February 28, 2006.

     Moreover, there can be no assurance that both the United States and Peruvian lawmakers will ratify the bilateral free-trade agreement (FTA) concluded in December 2005. It is important that the agreement be ratified this year because the US Andean Trade Promition and Drug Eradication Act (the “ATPDEA”), which allows duty-free access to the United States for approximately 6,000 Andean export products, will expire at the end of 2006. However, political events and electoral uncertainty may delay or prevent the Peruvian Congress from ratifying the FTA.

     Another potential risk for the Peruvian economy in the next year is a sudden and sharp decrease in commodity prices of Perú’s mineral exports.

     Macroeconomic Results

     The Peruvian economy significantly approved during 2005 as reflected by the following macroeconomic indicators:

  GDP grew 6.7% (the highest rate in eight years) and 54 consecutive months of growth had accumulated by December 2005;

  Annual inflation was 1.5%;

  The current account in the balance of payments registered a surplus of 1.3% (the highest level in twenty-six years);

  The fiscal deficit decreased to 0.4% of the GDP (the lowest level since 1997);

  Government prepaid external debt totaled US$2.3 billion; and

  Standard & Poor’s and Fitch improved the Peruvian government’s credit rating (BB) outlook from stable to positive during 2005.

     GDP grew 6.7% in 2005, as compared to 4.8% in 2004. GDP was driven mainly by the strong performance of the export sector, which grew 14.2% in 2005 together with an increase in domestic demand during the second semester, which was reflected in an annual growth rate of 5.7% (as compared to 3.9% in 2004). The non-primary sectors continued to grow in 2005 for the third straight year. The highest growth rates at the sector level were in the construction, non-primary manufacturing and mining sectors.

     Inflation was 1.5% in 2005, which was at the lower end of the Central Bank’s target range (1.5% to 3.5%) due primarily to a reversal in the external and internal shocks which temporarily raised inflation in 2004 to the upper end of the target range. Certain fiscal measures undertaken by the Peruvian government to alleviate the impact of the higher international fuel prices throughout 2005 and the appreciation of the Nuevo sol, particularly during the period from August 2004 to August 2005, also contributed to the reduction of inflation in 2005. On the other hand, the wholesale price index registered a 3.6% growth.

     With respect to public finances, the fiscal deficit decreased to 0.4% of the GDP (below the government target of 1.0% of the GDP) from 1.1% of GDP in 2004. The primary balance recorded a 1.6% surplus of GDP, an increase of 0.6% from 2004, due to higher government revenues (particularly from income tax revenues), lower interest payments on government debt and an improved finance of local government. The public debt totaled US$29.83 billion, or 38% of GDP, in 2005 as compared to 45% in 2004. Of this amount, US$22.28 million corresponded to external debt and US$7.55 billion corresponded to domestic debt derived primarily from a domestic issuance of bonds.

     The current account registered the highest surplus since 1979 of 1.3% of GDP. The current account surplus is attributable mainly to the improvement in the trade balance and, to a lesser extent, to the increase in remittances from Peruvians living abroad. This performance was partially offset by the increase in profits earned by companies with foreign shareholders. In 2005, the trade balance rose US$2.37 billion from US$2.79 billion in 2004 to US$5.16 billion in 2005. Exports increased 37% primarily due to an increase in prices and volume of exports. Imports grew 23%. In 2005, net international reserves increased US$1.46 billion to US$14.10 million (based on fourteen months of imports).

     Although the national currency had experienced an appreciatory trend since 2003, the nuevo sol depreciated from August 2005 to January 2006 due to intercurrency portfolio movements and the uncertainty surrounding the 2006 presidential and congressional elections. In 2005, the nuevo sol registered a 4.5% depreciation and closed at S/.3.43 per dollar.

     Inflation and Depreciation

     Although our business and results of operations are affected by the economic environment in Perú in general, we are particularly affected by certain economic indicators such as inflation and depreciation of the nuevo sol. During the first quarter of 2006 and during 2005, 2004, and 2003, depreciation (appreciation) of the nuevo sol with regard to the U.S. dollar, and inflation in accordance with the National Wholesale Price Index, was as follows:

Year	Depreciation (appreciation)	Inflation

2003	(1.45%)	2.00%
2004	(5.23%)	4.89%
2005	4.51%	3.60%
2006 (first quarter)	(2.13)%	0.68%

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

     Increasing Competition

     Competition as a result of the opening of the telecommunications market in Perú has adversely affected our domestic and international long distance telephony segments. Although the overall demand for fixed local and long distance services has increased in Perú over the years, our revenues from domestic long distance services increased from 8.3% in 2000 to 8.9% of total operating revenues in 2005, while revenues from international long distance services decreased from 9.6% in 2000 to 3.3% in 2005. The decrease in revenues is due to a combination of a reduction in net settlement revenues, the impact of the multi-carrier system and a reduction in the maximum tariffs and interconnection charges that we are permitted to charge. We expect that our long distance revenues will continue to fall as a percentage of our operating revenues. Furthermore, although competition has only had a negligible impact thus far on our fixed local telephone revenues, we expect that this will change in the future as the regulatory authorities have committed themselves to strengthening competition in this particular market.

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

     Coercive Collection Processes by Municipalities

     Various municipalities in Lima and other provinces have initiated local administrative actions that have resulted in the seizure of our funds and impaired our rights to collect from customers. These municipalities allege that we have installed telephone poles within their jurisdiction without municipal authorization and have assessed permit fees and fines. They have attached our assets without a definitive judicial determination, which has affected our ability to collect amounts due from our customers in those municipalities. As of December 31, 2005, the total amount assessed by these municipalities was S/.533.8 million, of which S/.130.5 million has been collected. We have made provisions as of December 31, 2005, 2004 and 2003 in the amount of S/.23.8 million, S/.24.2 million and S/.43.7 million, respectively.

     We believe that these cases have been initiated illegally, that they infringe on our right to defend ourselves and that they lack the necessary legal grounds. Some of these coercive collections have already been declared illegal by certain courts. We will continue to pursue legal actions against these municipalities. We anticipate that all or most of the seizures will be declared illegal. Nevertheless, these actions by the municipalities have adversely affected our consolidated results of operations during the three year-period ended December 31, 2005.

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

     OSIPTEL set the value of the productivity factor, effective September 2001 through August 2004, to be (6%) annually, equivalent to (1.535%) quarterly. In July 2004, OSIPTEL set the new value of the productivity factor for the period September 2004 to August 2007 at (10.07%) annually, or (2.619%) quarterly, for fixed local service and (7.8%) annually, or (2.010%) quarterly, for domestic and international long distance services. As a result of the price cap formula, we decreased our tariffs in March, June, September and December of 2004 as well as in March, June, September and December of 2005 and March 2006. These reductions in tariffs, which resulted in part because of the productivity factor, had an adverse effect on our consolidated results of operations.

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

     Our results of operations are vulnerable to the possibility of future changes to the tariff structure and the productivity factor imposed by OSIPTEL. Tariff reductions of differing scopes and magnitudes may continue for a number of years and while we intend to continue to strive to control operating costs and improve productivity, those costs may not offset, in whole or in part, the decline in operating margins that may result in the mid- to long-term. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Telefónica del Perú—Our State Contracts require us to make ongoing rate reductions which adversely affect our financial results”.

     Traffic

     We expect that the nature and composition of total traffic carried on the domestic telephone network will continue to change in the next few years. We anticipate further growth in traffic carried on the domestic network due to increases in international traffic, Internet traffic and value-added services such as voicemail. We also expect that domestic and international long distance traffic, as a percentage of total revenues, is likely to continue to decrease as a result of increased competition and the related rate reductions. We also expect to see increased competition from pre-paid mobile phone services and from providers of phone services over the Internet, particularly as more people get access to broadband. See Item 5: “Operating and Financial Review and Prospects—Overview”.

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

     Customer Base

     We have adopted a business strategy to partially offset lower long distance revenues by providing a wider variety of service plans and product options to meet the different needs of high, middle and low-income clients. We expect to continue to pursue the development of products tailored to high credit risk customers such as limited-use phones and prepaid phone cards, in order to minimize the amount of uncollectible accounts. We are also pursuing more effective and efficient methods of collecting overdue debt and helping customers refinance such debt. As a result, we have seen an increase in lines in service, mainly due to an increase in prepaid plans, which has helped us decrease our uncollectible accounts.

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

     Revenues, costs and expenses recognition. Revenues for all telephone services are recorded based on a cyclical billing system. Services not billed from the day of closing of the billing to the last day in the month are included in the next cyclical billing, recording the respective income estimate. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

     Allowance for doubtful accounts. We estimate the allowance for doubtful accounts on a group basis, for those accounts not significant individually; evaluating objectively the existence of impairment in the amount of the accounts receivable. Based on past experience, the Company has determined that accounts past due over 4 months, based on the billing date, are unrecoverable. Likewise, for those accounts significant individually, the Company makes specific evaluations to identify objective evidence of impairment in the amount of the accounts receivable The allowance is recorded in the general administrative expenses caption of the consolidated statement of income. In our opinion, this procedure permits a reasonable estimation of the allowance for doubtful accounts, considering the clients’ characteristics in Perú. Actual credit losses may be greater than the allowance that we have established.

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

     The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. Maintenance and minor renewals are charged to expenses as incurred. Major improvements and renewals are capitalized. Direct payroll cost related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents plant and transmission units under construction and is stated at cost. Construction in progress also includes the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are finished and put into operational use.

     If technological changes were to occur more rapidly than anticipation, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation or immediate impairment.

     Provisions and contingencies. A provision is recognized when, and only when, we and our subsidiaries have a current legal obligation as a result of a past event, is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. When the effect of time in the value of money is important, the amount of the liability is the present value of the expenses that we expect to incur in order to cancel the liability. Possible contingencies are not recognized in the Consolidated Annual Financial Statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Additional provisions may be required in the future based on new developments or changes in the circumstances underlying a contingency.

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

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting in taxable income or expense for income tax and workers’ profit sharing. Temporary differences ordinarily become taxable income or deductible assets when the related asset is recovered or the related liability is settled. A deferred tax liability or deductible asset represents the amount of taxes payable or refundable in future years. In accordance with the corresponding accounting standard, we determine our deferred tax and workers’ profit sharing based on the rates expected to be applicable to the income tax in the years the differences will be settled. Any additional tax on profit distribution is recorded on the date in which such distribution is declared.

     In accordance with Resolution 110-99-EF-94.10 of CONASEV, on December 31, 1999 we began recording the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect as of that date amounted to approximately S/.160,035,000 (nuevos soles as of December 31,2005), of which one-sixth was recorded as a yearly charge since 1999 to retained earnings until the accumulated effect was fully recognized in year 2004. As of December 31, 2004 and 2003, we had recognized approximately S/.160,035,000 and S/.138,190,000, respectively, of such accumulated effect.

     Impairment of assets. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we revise the property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the respective value in use which is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. The amount of an impairment is sensitive to underlying assumptions, including the estimated cash flows.

     Intangible assets. Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits attributable to the asset will flow to us and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives, which is mainly five years. The amortization period and the amortization method are reviewed at the end of each year. Changes in expectations of future economic benefit deriving from an intangible asset could result in an acceleration of the amortization or an impairment.

   Peruvian GAAP

     Until December 2004, Peruvian GAAP required that the financial statements be adjusted for inflation using the Indice de Precios al por Mayor (the “IPM”), which is the Peruvian equivalent to the National Wholesale Price Index. See note 4(a) to the Consolidated Annual Financial Statements. For purposes of the discussion of operating revenue contained in this section, tariffs as adjusted by the CPI have also been restated in constant nuevos soles as of December 31, 2004 by using the IPM. The CPI and IPM generally follow the same pattern but have varied slightly in the past. As a result, the magnitude of tariff changes presented in this section may differ slightly from the magnitude of tariff changes established by the State Contracts. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Local and Long Distance Services”. Unless otherwise indicated, all financial data is presented in thousands of constant nuevos soles as of December 31, 2005.

     In January 2006, we began following the International Financial Reporting Standards (IFRS) 1 to 5 and the new versions of the International Accounting Standards (IAS), pursuant to Resolution No. 034-2005-EF/93.01 of the CNC. The applications of these standards will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

A. Results of Operations

     The following table sets forth our operating revenues for the periods indicated for each category of service shown and the percentage that each category contributes to total operating revenues.

	Fiscal Years Ending December 31,

	2003		2004		2005

	(thousands of constant nuevos soles)
Fixed local telephone services:
Monthly service charges	923,363	25.5%	817,848	23.6%	833,373	23.7%
Measured service charges	427,710	11.8%	422,708	12.2%	359,389	10.2%
Installation fees	21,866	0.6%	19,288	0.6%	(18,341)	(0.5)%

	Fiscal Years Ending December 31,

	2003		2004		2005

	(thousands of constant nuevos soles)

Other	104,296	2.9%	102,655	3.0%	100,260	2.8%

Total	1,477,235	40.8%	1,362,499	39.4%	1,274,681	36.2%
International long distance
telephone services:
Incoming traffic revenues	53,789	1.5%	56,443	1.6%	66,675	1.9%
Outgoing traffic revenues(1)	61,706	1.7%	21,243	0.6%	25,236	0.7%
Others	65,162	1.8%	30,618	0.9%	23,040	0.7%

Total	180,657	5.0%	108,304	3.1%	114,951	3.3%

Domestic long distance telephone
services(2)	388,708	10.7%	350,742	10.1%	312,670	8.9%
Public and rural telephone services	609,899	16.9%	594,229	17.2%	598,010	17.0%
Interconnection with other
operators	160,435	4.4%	162,826	4.7%	173,770	4.9%
Business communications	131,220	3.6%	96,922	2.8%	81,631	2.3%
Internet	196,306	5.4%	295,448	8.5%	393,108	11.2%
Cable television	311,572	8.6%	310,903	9.0%	340,317	9.7%
Others	160,008	4.6%	177,422	5.2%	231,229	6.5%

Total operating revenues	3,616,040	100%	3,459,295	100%	3,520,367	100%

(1)	Calculated net of payments by us to foreign carriers for the portion of an outgoing call carried over such carrier’s network.

(2)	Includes Tarjeta 147 domestic long distance revenues.

     The following table sets forth our operating expenses for the periods indicated for each category shown and the percentage each category contributes to total operating expenses.

	Fiscal Years Ending December 31,

	2003		2004		2005

	(thousands of constant nuevos soles)

General and administrative	1,026,383	35%	923,140	35%	1.007.288	36%
Personnel	423,911	14%	383,739	15%	392,947	14%
Depreciation	916,693	31%	910,327	35%	1,063,857	39%
Amortization	135,027	5%	83,365	3%	91,768	3%
Technology transfer and
Management fee	309,905	11%	157,843	6%	45,336	2%
Materials and supplies	63,515	2%	69,692	3%	96,065	4%
Shared service center expenses(1)	102,989	4%	93,529	3%	84,413	3%
Provision for impairment of
assets	—	—	27,073	1%	1,532	0%
Capitalization of costs for
telephone plant construction	(47,311)	(2)%	(38,293)	(1)%	(27,286)	(1)%

Total operating expenses	2,931,112	100%	2,610,415	100%	2,755,920	100%

(1)	This line item includes costs associated with outsourcing services to Telefónica Gestión de Servicios Compartidos Perú S.A.C.

Comparison of Results of Operations for the Fiscal Years Ending December 31, 2005 and 2004

   Operating Revenues

     Operating revenues from continuing operations increased 1.8% to S/.3,520 million in 2005 from S/.3,459.3 million in 2004. This was attributable to higher revenues from Broadband and Internet (33.1%), Cable Television (9.5%), Other Operating Revenues (30.3%), Interconnections with Other Operators (6.7%) and Public and Rural Telephony (0.6%), partially offset by the decrease in revenues from Fixed Local Telephony (6.4%), Long Distance (6.8%) and Business Communications (15.8%) .

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

     Fixed local telephone service decreased 6.4% to S/.1,274.7 million in 2005 from S/.1,362.5 million in 2004. This decrease was due to a 15.0% reduction in measured service charges as a result of the application of the new productivity factor of 10.07% per annum since September 1, 2004.

     Monthly service charges. Monthly service revenues include the monthly basic charges for classic lines and prepaid limited-use lines. The amount of revenue depends on the rates we charge and the number of billed lines in service. Revenues from monthly service charges increased 1.9% to S/.833.4 million in 2005 from S/.817.8 million in 2004.

     Measured service charges. Measured service includes revenues that we collect from local calls made by our classic line and limited-use line customers and a portion of our prepaid card sales for voice or Internet communication. Measured service revenues from classic lines derive from local calls made by our customers once they have used all their local minutes included in the monthly service charge. Measured service revenues from limited-use lines derive from the number of local minutes included in the service plan. Measured service revenues from prepaid cards are allocated to fixed local telephone services based upon the month in which the prepaid phone cards are first used rather than upon the month in which the prepaid cards are sold. Both classic line and limited-use line customers can use Tarjeta 147, but the latter’s usage outweighs the former’s. Measured service revenues depend first on the volume of fixed-to-fixed local telephone traffic from our classic lines as measured by the total number of minutes and the rates that we charge. Measured service revenues from limited-use lines depend second on the number of limited-use plans purchased by our customers and the number of minutes included in the plan. In general, revenues for this service were impacted as a result of the growth in the base of limited consumption and prepaid lines, which increased from 57.1% to 62.5% of the total lines in service during 2005. Furthermore, it was impacted by the application of the productivity factor and the trend of substituting traffic for mobile telephony.

     Revenues from measured service charges decreased 15.0% to S/.359.4 million in 2005 from S/.422.7 million in 2004.

     Installation. Revenues from installation fees consist primarily of fees for installation of new phone lines. Revenues depend on the number of new lines installed and the installation rate that we charge. Revenues from installation fees decreased to S/.(18.3) million in 2005 from S/.19.3 million in 2004, representing a 195.1% decrease. This decrease was because, since the second quarter of 2005, the Company has deferred installation fees revenues in accordance with practices used in the telecommunication industry and Peruvian GAAP.

     Other. Revenues from other services consist of fees from Memovox, three-party conferencing, sale of telephones and reconnections (restoration of service), among others. Revenues decreased 2.3% to S/.100.3 million in 2005 from S/.102.7 million in 2004, due to a 17.3% decrease in revenues from reconnection fees, resulting from customers switching to limited-use and prepaid lines.

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

     International long distance telephony revenues amounted to S/.115.0 million in 2005 from S/.108.3 million in 2004, representing a 6.1% increase.

     Incoming traffic revenues. Incoming traffic revenues consist of the measured service charge for an incoming international long distance call. Revenues from incoming international long distance traffic increased to S/.66.7 million in 2005 from S/.56.4 million in 2004, representing a 18.1% increase. This increase was due to a higher volume of traffic in 2005.

     Outgoing traffic revenues. Outgoing traffic revenues consist of the measured service charge for an outgoing international long distance call. Revenues from international long distance outgoing traffic increased 18.8% to S/.25.2 million in 2005 from S/.21.2 million in 2004 mainly due to a growth in revenues from public telephone services (as a result of promotions), which generated higher volumes of traffic for services such as the premium LDI plan.

     Others. Revenues from other international long distance services come from “Tarjeta Hola Perú” and other sources such as rental fees from international operators for the use of our circuits. Revenues from prepaid cards are allocated to international outgoing calls based on the amount of international traffic on prepaid cards in a particular month rather than the number of prepaid international cards sold that month. Revenues decreased 24.8% in 2005 to S/.23.0 million from S/.30.6 million in 2004 primarily as a result of the reduced earnings of the “Hola Perú” cards due to the increased competition in the prepaid card market.

     Domestic Long Distance Telephone Services

      The amount of revenues from domestic long distance services depends on:

  the rates we charge our customers;

  the volume of domestic long distance traffic (as measured by the number of minutes); and

  the volume of sales of our prepaid phone cards.

     Revenues from domestic long distance decreased 10.9% to S/.312.7 million in 2005 from S/.350.7 million in 2004 as a result of a lower volume of traffic. The decrease in revenues was due to the continuing competitive environment and aggressive regulatory measures such as the price squeeze test established by OSIPTEL .

     Revenues from prepaid cards are allocated to domestic long distance based upon the month in which the prepaid phone cards are first used rather than upon the month in which the prepaid cards are sold.

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

     Revenues from public and rural telephone services increased 0.6% to S/.598.0 million in 2005 from S/.594.2 million in 2004. This increase was primarily attributable to the 5.5% increase in the number of public and rural telephones in service and the efforts in managing relocations, partially offset by the decreased traffic per line due to substitution for mobile service.

     Interconnection with other operators

     Revenues under this line item increased to S/.173.8 million in 2005 from S/.162.8 million in 2004, representing a 6.7% increase. These revenues come from interconnection services provided to other telephone operators.

     The amount of interconnection revenues is determined by:

  the number of fixed, long distance multi-carrier and mobile telephone calls that need to be interconnected; and

  the interconnection rates we charge, which are contractually negotiated among telephone operators but are also capped at a maximum default charge established by OSIPTEL.

     Business Communications

     Our revenues for business communications are derived from our data transmission services, including Digired, Infovia, internet protocol telephony, telecommunications equipment, satellite services, private data networks, video conferencing and other advanced voice services. The amount of our revenues is determined by:

  rates and prices charged for various services and products; and

  the quantity of our services and products sold or leased to customers.

     Business communications revenues decreased 15.8% to S/.81.6 million in 2005 from S/.96.9 million in 2004, primarily due to the 20% reduction in revenues from Digired circuits.

     Internet. Revenues from internet increased 33.1% to S/.393.1 million in 2005 from S/.295.4 million in 2004. This increase is mainly explained by the year-to-year growth on the broadband network of 65.7%, which reached 340,000 lines through permanent commercial actions aimed to provide the customers with greater benefits.

     Cable Television

     Cable television services are provided through our wholly owned subsidiary Telefónica Multimedia S.A.C. The amount of revenues from Telefónica Multimedia for cable television primarily depend on:

  the number of subscribers;

  the rates that we charge for various service and program options;

  installation fees charged to new subscribers; and

  advertising revenues.

     Total revenues from Telefónica Multimedia increased 9.5% to S/.340.3 million in 2005 from S/.310.9 million in 2004.

     Cable television. Revenues from cable television services come from monthly access fees. Revenues increased 8.4% to S/.300.1 million in 2005 from S/.276.8 million in 2004 due primarily to the 18.81% increase in subscribers compared to the previous year as a result of commercial growth and the implementation of a program to prevent piracy.

     Advertising. Advertising revenues represent 11.5% the revenues of Telefónica Multimedia. Revenues increased 35.1% to S/.39.1 million in 2005 from S/.28.9 million in 2004, primarily due to the advertising of Plus TV.

     Others. Other includes TV Net and Other TV Cable revenues (installation fees, decoder, others). These revenues decreased 77.8% to S/.1.2 million in 2005 from S/.5.2 million in 2004.

     Others

     Revenues under this line item increased 30.3% to S/.231.2 million in 2005 from S/.177.4 million in 2004. This increase is primarily attributable to the acquisition of Telefónica Empresas Perú S.A.A. on October 21, 2005.

   Cost of Sales and Operating Expense

     Cost of sales and operating expenses primarily consist of general and administrative expenses, personnel expenses and depreciation. Operating expenses amounted to S/.2,755.9 million in 2005 from S/.2,610.4 million in 2004, representing a 5.6% increase. This was due to an increase in general and administrative expenses of S/.84.14 million (9.1%), an increase in personnel expenses of S/.9.2 million (2.4%), an increase in depreciation of S/.153.5 million (16.9%), an increase in amortization of S/.8.4 million (10.1%) and an increase in materials and supplies of S/.26.4 million (37.8%) . The increase of these expenses was partially offset by the lower management fees paid to Telefónica Internacional (the “Management Fee”) of S/.112.5 million (-71.3%), a decrease in shared service center expenses of S/.9.1 million (-9.7%) and a decrease in provision for impairment of assets of S/.25.5 million (-94.3%) .

     Personnel

     Personnel expenses are determined by:

  salaries and benefits paid to each employee; and

  the number of employees.

     Personnel expenses increased to S/.392.9 million in 2005 from S/.383.7 million in 2004, representing a 2.4% increase due to the increased number of employees as a result of the purchase of shares of Telefónica Empresas Perú S.A.A. at the end of October. The number of our employees (not including employees of our subsidiaries, affiliates and temporary programs) increased by 9.4% to 3,449 employees at the end of 2005 from 3,153 employees at the end of 2004.

     General and Administrative

     General and administrative expenses include services provided by third parties (consisting of expenses for leases, maintenance and repairs, inter alia) and provisions for doubtful accounts. General and administrative expenses increased 9.1% to S/.1,007.3 million in 2005 from S/.923.1 million in 2004 primarily as a result of the 9.3% increase in engagement of third party services to S/.846.7 million in 2005 from S/.774.4 million in 2004 and the 18.3% increase in taxes to S/.97.1 million in 2005 from S/.82.1 million in 2004. This increase was partially offset by a 21.6% reduction in provisions for doubtful accounts to S/.38.9 million (or 1.1% of revenues) in 2005 from S/.49.6 million (or 1.4% of revenues) in 2004 as a result of the higher prepaid consumption and better management of collections.

     Depreciation

     Depreciation increased 16.9% to S/.1,063.9 million in 2005 from S/.910.3 million in 2004.

     Amortization

     Amortization increased 10.1% to S/.91.8 million in 2005 from S/.83.4 million in 2004.

     Technology Transfer and Management Fee

     Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to a management contract. The technology transfer fee is equal to 1% of the quarterly income for services billed by the Company each quarter. The management fee is based on the fixed fees charged by the professionals and specialized technicians hired by Telefónica Internacional to perform advisory and consulting services under the management contract.

     These fees decreased 71.3% to S/.45.3 million in 2005 from S/.157.8 million in 2004. The technology transfer and management fees are paid to Telefónica Internacional on a quarterly basis provided that we meet certain financial criteria. In 2005, these fees were paid in all four quarters because we satisfied the criteria during all such periods. In 2004, these fees were paid in the first three quarters.

     Materials and Supplies

     Expenses related to materials and supplies include expenses associated with projects for business communications such as the sales of telephone exchanges and fuel costs for our vehicles. Materials and supplies expenses increased 37.8% to S/.96.1 million in 2005 from S/.69.7 million in 2004. This was primarily due to the increase and development of the ADSL product.

     Shared Service Center Expenses

     Shared service center expenses include refundable costs and payments made to Telefónica Gestión de Servicios Compartidos Perú S.A.C. pursuant to a service contract for the provision of administrative services. These expenses decreased 9.7% to S/.84.4 million in 2005 from S/.93.5 million in 2004. This change was primarily due to lower prices charged by Telefónica Gestión de Servicios Compartidos Perú S.A.C. due to increased efficiency in the services they provide us.

     Provision for Impairment of Assets

     In 2005, we had a provision for impairment of assets in an amount of S/.1.5 million. This provision resulted from a revision to the value of assets that we no longer use and to the replacement of certain software applications.

     Capitalization of Costs for Telephone Plant Construction

     Capitalization of costs for telephone plant construction represents the value of work performed for and capitalized as part of fixed assets. This amount decreased 28.7% to S/.27.3 million in 2005 compared with S/.38.3 million in 2004. This decrease was due to a lower level of costs in proportion to investments.

   Operating Income

     Operating income decreased 9.9% to S/.764.4 million in 2005 from S/.848.9 million in 2004. This decrease was primarily attributable to the increase in operating expenses relative to operating revenues.

   Other Income (Expenses)

     Non-operating loss (“Other income (expenses)”) decreased 34.4% to S/.255.6 million in 2005 from S/.389.8 million in 2004. This decrease was primarily due to the fact that we incurred expenses in 2004 in connection with the voluntary retirement program, which was not executed during 2005, as well as to the decrease in other expenses (net) due to a lower provision in 2005.

   Gain (Loss) From Exposure to Inflation

     There was no adjustment for inflation in 2005 compared to a gain of S/.71.0 million in 2004, primarily due to a change in accounting policies with respect to the registry of REI (monetary corrections) on January 1, 2005.

   Workers’ Profit Sharing Expense

     Workers’ profit sharing expense is calculated as a percentage of income before income tax. Workers’ profit sharing expense decreased 47.2% to S/.67.8 million in 2005 from S/.128.3 million in 2004.

   Income Tax

     Income tax is determined at the income tax rate of 30%. Income tax decreased 47.4% to S/.184.5 million in 2005 from S/.350.9 million in 2004.

   Net Income

     Net income increased to S/.256.6 million in 2005 from S/.50.9 million in 2004 primarily as a result of the decrease in non-operating loss and the lower workers’ profit sharing expense and income tax in 2005 as compared to 2004.

Comparison of Results of Operations for the Fiscal Years Ending December 31, 2004 and 2003

   Operating Revenues

     Operating revenues from continuing operations decreased 4.3% to S/.3,459.3 million in 2004 from S/.3,616.0 million in 2003. This was attributable to lower revenues from Business Communications (26.1%), Fixed Local Telephony (7.8%), Long Distance (16.4%), Public and Rural Telephony (2.6%), and Cable Television (0.2%), partially offset by the increase in revenues from Internet (50.5%), Interconnection with Other Operators (1.5%) and Other Operating Revenue (10.9%) .

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

     Fixed local telephone service decreased 7.8% to S/.1,362.5 million in 2004 from S/.1,477.2 million in 2003. This decrease was due to a reduction in measured service charges of 14.2% as a result of the application of the new productivity factor of 10.07% per annum since September 1, 2004 and the new conditions of usage established by OSIPTEL.

     Monthly service charges. Monthly service revenues include the monthly basic charges for classic lines and prepaid limited-use lines. The amount of revenue depends on the rates we charge and the number of billed lines in service. Revenues from monthly service charges increased to S/.817.8 million in 2004 from S/.858.6 million in 2003, representing a 4.7% decrease, in spite of the application of the new productivity factor as of September 1, 2004 and the new Conditions of Usage established by OSIPTEL.

     Measured service charges. Measured service includes revenues that we collect from local calls made by our classic line and limited-use line customers and a portion of our prepaid card sales for voice or Internet communication. Measured service revenues from classic lines derive from local calls made by our customers once they have used all their local minutes included in the monthly service charge. Measured service revenues from limited-use lines derive from the number of local minutes included in the service plan. Measured service revenues from prepaid cards are allocated to fixed local telephone services based on the amount of local traffic used by prepaid cards in the previous month, which does not necessarily correspond to the prepaid cards sold in that month. Both classic line and limited-use line customers can use Tarjeta 147, but the latter’s usage outweighs the former’s. Measured service revenues depend first on the volume of fixed-to-fixed local telephone traffic from our classic lines as measured by the total number of minutes and the rates that we charge. Measured service revenues from limited-use lines depend second on the number of limited-use plans purchased by our customers and the number of minutes included in the plan. In general, revenues for this service were negatively impacted as a result of the growth in the base of limited consumption and prepaid lines, which increased from 46% to 57% of the total lines in service during 2004. Furthermore, it was impacted by the reduction of Internet billable time due to the increase of broadband clients and for the trend of substituting traffic for mobile telephony.

     Revenues from measured local service decreased to S/.422.7 million in 2004 from S/.492.5 million in 2003, representing a 14.2% decrease due to the application of the new productivity factor and the new Conditions of Usage.

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

     Other. Revenues from other services consist of fees from Memovox, three-party conferencing, sale of telephones and reconnections (restorations of service), among others. Revenues decreased 1.6% to S/.102.7 million in 2004 from S/.104.3 million in 2003, due to a 26.6% decrease in revenues from reconnection fees, resulting from customers switching to limited-use and prepaid lines.

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

     International long distance telephony revenues amounted to S/.108.3 million in 2004 from S/.180.7 million in 2003, representing a 40.0% decrease.

     Incoming traffic revenues. Incoming traffic revenues consist of the measured service charge for an incoming international long distance call. Revenues from incoming international long distance traffic fell to S/.56.4 million in 2004 from S/.53.8 million in 2003, representing a 4.9% increase.

     Outgoing traffic revenues. Outgoing traffic revenues consist of the measured service charge for an outgoing international long distance call. Revenues from international long distance outgoing traffic reached S/.21.2 million in 2004 from S/.61.7 million in 2003, representing a 65.6% decrease, primarily due to lower tariffs as a result of continual marketing campaigns and market competition.

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

     Revenues from domestic long distance decreased 9.8% to S/.350.7 million in 2004 from S/.388.7 million in 2003 as a result of registered revenues from the “Hola Perú” card, as domestic long distance traffic, which were registered in 2003 under the line item “Others” as revenues from international long distance. These revenues offset the decrease in revenues from direct dial which resulted from less traffic during 2004 (9.3% less than in 2003) and lower tariffs as a result of continual promotions and the substitution of direct dial with prepaid cards.

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

     Revenues from public and rural telephone services decreased 2.6% to S/.594.2 million in 2004 from S/.609.9 million in 2003, mainly explained by lower revenues from fixed-to-fixed domestic long distance traffic due to market pressure on tariffs as a result of significant migration from coin usage to the use of prepaid cards sold by us and other operators, the increase in the mobile subscriber base, the increase of prepaid lines in basic telephony and the increase in our main competitors’ new lines.

     Interconnection with other operators

     Revenues under this line item increased to S/.162.8 million in 2004 from S/.160.4 million in 2003, representing a 1.6% decrease. These revenues come from interconnection services provided to other telephone operators.

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

     Business Communications

     Our revenues for business communications are derived from our data transmission services, including Digired, among others, from the commercialization of ISDN lines and from the sale or leasing of telephone exchanges. The amount of our revenues is determined by:

  rates and prices charged for various services and products; and

  the quantity of our services and products sold or leased to customers.

     Business communication revenues decreased 26.1% to S/.96.9 million in 2004 from S/.131.2 million in 2003, primarily due to a 20.0% decrease in revenues from Digired services due to the migration to IP-VPN technology.

     Internet

     The revenues for Internet increased 50.5% from S/.196.3 million in 2003 to S/. 295.4 million in 2004. This growth is chiefly explained by the year-to-year growth on the broadband network of 126.5%, which reached 205,000 lines through permanent commercial actions aimed to provide the customers with greater benefits.

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

     Total revenues from Telefónica Multimedia decreased 0.2% to S/.310.9 million in 2004 from S/.311.6 million in 2003.

     Cable television. Revenues from cable television services come from monthly access fees. Revenues increased 0.6% to S/.276.8 million in 2004 from S/.275.1 million in 2003.

     Advertising. Advertising revenues represent 9.3% of the revenues of Telefónica Multimedia. Revenues decreased to S/.28.9 million in 2004 from S/.30.3 million in 2003, primarily due to the appreciation of the nuevo sol against the U.S. dollar in 2004 of 5.23% .

     Others. Includes TV Net and Other TV Cable revenues (installation fees, decoder, others). These revenues decreased 14.3% to S/.5.2 million in 2004 from S/.6.1 million in 2003, generated mainly by increasing revenues of installation fees.

     Others

     Revenues under this line item increased to S/.177.4 million in 2004 from S/.160.0 million in 2003, representing a 10.9% increase. These revenues come from services granted to related companies. In addition, revenue increase resulted from the revenue increase in network adaptation, which resulted from the increase in the number of operators in the market.

   Cost of Sales and Operating Expense

     Cost of sales and operating expenses primarily consist of general and administrative expenses, personnel expenses and depreciation. Operating expenses amounted to S/.2,610.4 million in 2004 from S/.2,931.1 million in 2003, representing a 10.9% decrease. This was due to a decrease of the management fee paid to Telefónica Internacional (the “Management Fee”) of S/.152 million (49.1%), a decrease in general and administrative expenses of S/.103.2 million (10.1%), a decrease in the personnel expense of S/.40.2 million (9.5%), decreases in depreciation of S/.6 million (0.7%) and amortization of S/.52 million (38.3%), and a decrease in shared service center expenses of S/.9.5 million (9.2%), which was partially offset by higher expenses in materials and supplies of S/.6.2 million (9.7%) and a new provision for impairment of assets of S/.27 million.

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

     Technology Transfer and Management Fee

     Technology transfer and management fees consist of payments made to Telefónica Internacional pursuant to a management contract. The technology transfer fee is equal to 1% of the quarterly income for services billed by the Company each quarter. As the result of an addendum dated September 30, 2004, the management fee is based on the fixed fees charged by the professionals and specialized technicians hired by Telefónica Internacional to perform advisory and consulting services under the management contract.

     These fees decreased 49.1% to S/.157.8 million in 2004 from S/.309.9 million in 2003. The technology transfer and management fees are paid to Telefónica Internacional on a quarterly basis provided that we meet certain financial criteria. In 2004, these fees were paid in the first three quarters. In 2003, these fees were paid four times because we satisfied the financial criteria in all four quarters.

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

   Other Income (Expenses)

     Non-operating loss (“Other income (expenses)”) decreased 13.7% to S/.389.8 million in 2004 from S/.451.8 million in 2003. This was caused by the effect of a 42.0% decrease in the net financial expenses from S/.156.7 million in 2003 to S/.90.9 million in 2004 as a result of lower debt levels.

Gain (Loss) From Exposure to Inflation

     The amount adjusted for inflation was a gain in 2004 of S/.71.0 million compared to a gain of S/.50.1 million in 2003. This was caused by the effect of a 4.89% increase in the IPM (Index of Wholesale Prices).

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

   Net Income

     Notwithstanding the S/.156.7 million decrease in operating revenues in 2004 with respect to 2003, which was offset by lower expenses related to a reduction in the Management Fee of S/.152.1 million and the positive effect of the monetary correction in S/.20.4 million, net income increased 121.1% to S/.50.9 million in 2004 compared to S/.23.0 million in 2003. See Item 4: “Information on the Company—Business Overview—Categories of Revenue—Business Communications”.

U.S. GAAP Reconciliation

     Our financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read note 30 to our Consolidated Annual Financial Statements for a description of the principal differences between Peruvian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity. The comparisons are as follows:

  For the year ended December 31, 2005, net income was S/.297.7 million under U.S. GAAP compared to net income of S/.256.6 million under Peruvian GAAP, and shareholders’ equity was S/.2.273.6 million under U.S. GAAP compared to S/2,406.6 million under Peruvian GAAP.

  For the year ended December 31, 2004, net income was S/.221.4 million under U.S. GAAP compared to net income of S/.50.9 million under Peruvian GAAP, and shareholders’ equity was S/.2,773.6 million under U.S. GAAP compared to S/.2,727.0 million under Peruvian GAAP.

  For the year ended December 31, 2003, net income was S/.9.51 million under U.S. GAAP compared to S/.23.0 million under Peruvian GAAP, and shareholders’ equity was S/.3,436 million under U.S. GAAP compared to S/.3,463 million under Peruvian GAAP.

B. Liquidity and Capital Resources

Sources of funds

      During 2005, we increased our total debt at year-end to S/.2,638 million from S/.1,708 million in 2004. At December 31, 2005, we had S/.634 million in cash and banks, which are held in U.S. dollars and nuevos soles.

   Cash Flow Analysis

     The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures refer to cash outflows:

	Year ended December 31,

	2003	2004	2005	2005

	(thousands of nuevos soles)			(thousands of U.S. dollars)
Net cash inflow from operating activities	1,312,887	1,381,856	1,154,435	336,472
Net cash outflow from investing activities	(452,892)	(560,139)	(684,366)	(199,464)
Net cash outflow from financing activities	(866,693)	(810,842)	100,788	29,374
Increase (decrease) in cash and banks	(6,698)	10,875	570,857	166,382

   Cash Flows from Operating Activities

     Cash flow from operations decreased 16.5% to S/.1,154 million in 2005 from S/.1,382 million on December 31, 2004. This decrease was due primarily to an increase in tax payments and workers’ profit sharing, partially offset by an increase of S/.226 million in collections from customers as a result of improved current account management.

   Cash Flows from Investing Activities

     Cash outflow from investing activities for continuing operations increased 22.2% to S/.684 million in 2005 from S/.560 million in 2004, principally due to the net effect of the purchase of 24.9 million shares of Telefónica Empresas Perú S.A.A. for S/.243.7 million partially offset by the sale of shares of Intelsat Ltd. for S/.94.6 million in March 2005.

   Cash Flows from Financing Activities

     We continued to execute our financial plan by managing our exchange rate and interest rate risk and by diversifying our sources of financing.

     Our net cash used in financing activities increased 112% to S/.101 million in 2005. This increase is primarily attributable to the Company’s intense activity in the capital market. The Company made eight domestic public offerings in an amount equal to S/.471 million and issued S/.754 million in an international tranche. On the other hand, the Company paid S/.745 million as a capital stock reduction.

      We believe that our working capital is sufficient to meet all of our present requirements.

Indebtedness

     As of December 31, 2005, total debt was S/.2.638 million, including the market value of those derivatives designated as accounting hedges. Total debt increased from S/.1,708 million in 2004 to S/.2,638 million in 2005 due to the issuance of bonds and long-term debt. The proportion of debt with maturity longer than one year increased to 69% of total debt as of December 31, 2005 compared to 54% as of December 31, 2004, mainly as a result of the issuance of the Senior Notes due 2016.

     As of December 31, 2005, our consolidated debt in nuevos soles was S/.2,094 million or 79% of total indebtedness, S/.525 million in U.S. currency or 20% of total indebtedness, and S/.17 million in euros or 1% of total indebtedness.

     As of December 31, 2005, taking into account the purchase position of hedge derivatives of US$118 million and US$64 million in cash held in foreign currency, our net financial position with regards to foreign currency transactions was US$23.6 million in assets.

     See Item 11: “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk” and Item 3: “Key Information—Risk Factors—Risk Factors Related to Perú—Devaluation of the nuevo sol or unexpected changes in exchange controls would have a material adverse effect on our financial condition”.

   Long-term Indebtedness

      As of December 31, 2005, our primary long-term debt was as follows:

  US$37.2 million (S/.127.6 million) long-term debt with Banco Europeo de Inversión, due September 2013, bearing a fixed interest rate of 5.72%, of which US$4.7 million matures in 2006,

  US$23.6 million (S/.80.9 million) loan from Telefónica del Perú Grantor Trust, securitization of receivables of international long distance operators, due December 2008, bearing a fixed annual interest rate of 7.48%, of which US$7.9 million matures in 2006,

  S/.112.0 million long-term debt with BBVA Banco Continental, due May 2007, bearing a fixed interest rate of 5.35%,

  S/.40.0 million long-term debt with Wiese Sudameris, due January 2007, bearing a fixed interest rate of 5.60%,

  S/.20.0 million long-term debt with BBVA Banco Continental, due February 2007, bearing a fixed interest rate of 5.15%,

  S/.20.0 million long-term debt with BBVA Banco Continental, due February 2007, bearing a fixed interest rate of 5.10%,

  S/.75.0 million long-term debt with BBVA Banco Continental, due April 2007, bearing a fixed interest rate of 5.30%,

  US$30 million (S/.102.94 million) long-term debt with BLADEX Banco Latinoamericano de Exportación, due June 2007, bearing a fixed interest rate of LIBOR + 75 bp,

  S/.40 million long-term notes, due July 2010, bearing a fixed interest rate of 7.45%, and

  S/.40 million long-term notes, due July 2012, bearing a fixed interest rate of 7.90%.

     On December 16, 1998, the Company issued certificates for US$150 million through Telefónica del Perú Grantor Trust (the “Trust”), a New York grantor trust. Such certificates are securitized by U.S. dollar-denominated net settlement receivables generated and owed to the Company by several international telecommunications carriers with whom we have executed service arrangements (the “purchased receivables”). The issuing Trust was created between the Company, as grantor, and The Bank of New York, as trustee, under New York law. Pursuant to the Trust, receivables are held to increase the debt service ratio to include funds on deposit in reserve accounts held by the Trustee. As of December 31, 2005, the outstanding balance of such certificates was US$23.6 million.

     Under the Trust Agreement, we are required to fund a debt service reserve account (the “DSRA”) with cash equal to 110% of the “base receivables amount” (the sum of certificate interest, scheduled amortization amounts and amounts related to Peruvian taxes) due each semi-annual payment date. Under the amended trust agreement in August 2002, we added 106% of the “base receivables amount”, US$6.2 million, to the DSRA to cover the possibility of a disruption of settlement payments from carriers rated Ca or lower. Consequently, the following covenant was amended. If (1) the rating by one or more of the rating agencies of the certificates is below investment grade for 180 days, (2) the corresponding downgrade was principally due to a material decrease in the amount of cash collections and proceeds of purchased receivables and (3) certificate holders representing at least 15% of the certificate balance provide written notice to the trustee, then the Trust must offer to purchase any and all outstanding certificates at a specified put price, and we are obligated to pay to the Trust the aggregate put price with respect to all certificates redeemed. See “—Credit Rating and Credit Risk” below.

   Other Indebtedness

     During 2005, we continued our local capital market issuances of bonds and commercial papers. On March 26, 2004, our shareholders approved a modification of the original issue authorization. The new issue authorization, in effect extends the term until March 2008, permits issuance of (1) medium- to long-term bonds of up to US$680 million and (2) commercial paper issuances of up to US$300 million, provided that the amount outstanding under the two instruments combined may not exceed US$900 million. On October 11, 2005, the Company issued S/.754 million of its Senior Notes due 2016, which were rated BB by Fitch (rating watch neutral). This issuance represents the only international offering by a Peruvian company in local currency.

   Credit Rating and Credit Risk

     Telefónica del Perú Grantor Trust certificates (the “Certificates”) are currently rated Ba2 by Moody’s Investors Services (“Moody’s”) and BBB (rating watch neutral) by Fitch Inc. The Certificates were downgraded in November 2004 by Moody’s. In addition, our Senior Notes due 2016 have maintained a rating of BB (rating watch neutral) by Fitch.

     We continue to maintain a AAA rating in the local market as rated by Apoyo & Asociados Clasificadora de Riesgo (associated with Fitch Inc.) and Class y Asociados, Clasificadora de Riesgo.

Capital Expenditures

     In 2005, capital expenditures amounted to S/.484.6 million, a similar amount as we reached the previous year. Of this amount, we invested S/.118 million in broadband and S/.165 million in traditional telephony.

      The following table presents capital expenditures in 2003, 2004 and 2005 for each of the categories shown:

	Years Ended December 31,(1)

	2003	2004	2005

	(millions of constant nuevos soles)
Domestic telephone network	151.5	145.4	164.9
Cable television	26.5	18.3	32.2
Public and rural telephone services	45.6	40.2	27.5
Internet	98.7	132.5	117.7
Other	119.2	148.3	142.0

Total	441.5	484.8	484.6

(1)	Amounts include cash expenditures net of changes in amounts payable to equipment suppliers and applicable amounts of own work capitalized.

Our main capital expenditures for the fiscal year ended December 31, 2005 were:

growth in local lines, mainly for new customers;

investment in ADSL technology, including the acquisition and installation of broadband lines;

payphone services;

investments to maintain the operational readiness of our network facilities; and

growth of cable television subscribers.

     In addition, we expect that our capital expenditures in 2006 will be similar to those of recent years. We expect the bulk of that investment to be allocated to ADSL technology, local lines growth, cable television, expansion of payphone services and to further strengthen our systems with future releases of ATIS. Furthermore, we expect a small investment to complete the changes to our network and systems to comply with new regulatory mandates.

     We believe that our capital expenditure requirements will be met through a combination of cash flows from our operations and borrowings.

New Accounting Pronouncements

     The following is a discussion of significant new accounting pronouncements under U.S. GAAP and Peruvian GAAP in relation to our financial results.

   New Accounting Pronouncements Under U.S. GAAP

Interpretation 47 (“FIN 47”)

Accounting for Conditional Asset retirement Obligations

     In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” – an interpretation of FASB N°143. FIN 47 clarifies that the term “conditional asset retirement obligations” as used in SFAS No. 143 refers to a legal obligation to perform an asset activity in which the timing and/or method of settlement are conditional on a future event that may note within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exist about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Statements of Financial Accounting Standards N° 154:

Accounting Changes and Error Corrections

     In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statement of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

     On December 16, 2004, the FASB issued SFAS No.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration.

     SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”).

     In November 2005, the Financial Accounting Standards Board issued FASB Staff Position No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ” (“FSP FAS 115-1”). FSP FAS 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments and is effective for reporting periods after December 15, 2005. We believe that our current approach of determining whether investment losses are "other than temporary" is generally consistent with the provisions of FSP FAS 115-1, thus upon adoption we do not expect FSP FAS 115-1 to have a material impact on our financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 155: Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB Statements No. 133 and 140.

     On February 16, 2006, the FASB issued SFAS N0.155, "Accounting for Certain Hybrid Instruments - an amendment of FASB Statements No. 133 and 140". FAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest – only strips and principal – only strips are not subject to the requirements of FAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends FAS 140, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

     FAS No. 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September, 15, 2006. The Company does not anticipate that the adoption of SFAS No. 155 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

   New Accounting Pronouncements Under Peruvian GAAP

International Financial Reporting Standards (IFRS)

     According to CNC rulings, the International Accounting Standards (IAS) applied by the Company as of December 31, 2005 correspond to prior versions of IAS, different from the current versions revised by the International Accounting Standards Board (IASB) By Resolution No. 034-2005-EF/93.01 of the CNC dated February 17, 2005, published on March 2, 2005, the CNC approved and rendered official, beginning January 1, 2006, the current International Accounting Standards (IAS), which were amended in December 2003 and in March 2004, and the International Financial Reporting Standards (IFRS) 1 to 5. It also cancelled IAS 15 as of January 1, 2005 and IAS 22 and 35 as of January 1, 2006.

     Likewise, by means of Resolution N°038-2005-EF/93.01 the CNC suspended until December 31, 2006 the application of IAS 21 (The Effects of Changes in Foreign Exchange Rates), and apply in lieu, the version revised in year 1993, as well as SICs 19 and 30; except the preferred treatment set forth in paragraphs 20, 21 and 22 of such IAS. Likewise, the CNC resolved for individual financial statements to keep the application of the equity valuation method for subsidiaries and associates, additionally to the methods set forth in IAS 27 and 28.

     According to the aforementioned Resolutions, the IFRS and the new versions of the IAS will apply to the preparation and presentation of financial statements as of January 1, 2006, and optionally, as of January 1, 2005. These changes will affect the financial statements under Peruvian GAAP without impacting current or future financial statements under U.S. GAAP.

Accounting for Inflation

     Pursuant to CNC Resolution No. 031 2004/EF/93.01 issued on May 18, 2004, the CNC has suspended the requirement to adjust the financial statement for inflation. Beginning on January 1, 2005, the balances as of December 31, 2004, adjusted for inflation, are considered as initial historical balances.

C. Research and development, patents and licenses, etc.

     In May 1994, CPT and Entel each entered into a Technology Transfer and Management Agreement with Telefónica Internacional for a term of five years, to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the concession.

     Under the agreement, Telefónica Internacional agreed to provide technical and operational expertise with respect to our entire range of activities. We also participate with the other companies in the Telefónica Group in the development and implementation of major projects designed to streamline the group’s overall management and operation of networks and services. Technology transfer fees amounted to S/.31.9 million in 2005, S/.30.4 million in 2004, S/.47.2 million in 2003, and S/.36.9 million in 2002.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table discloses aggregate information about our contractual obligations as of December 31, 2005:

	Payments due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(millions of constant nuevos soles)
Contractual obligations
Long-term debt	1,831	—	738	195	898
Capital lease	—	—	—	—	—
Operating lease	237	33	73	15	116
Purchase obligations	—	—	—	—	—
Total contractual obligations	2,068	33	811	210	1,014

     We have additional commitments under derivative contracts. For a discussion of these additional commitments, see Item 11: “Quantitative and Qualitative Disclosures About Market Risk”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

     In accordance with our bylaws, the Annual Shareholders’ Meeting on March 24, 2006 established the number of directors of the board of directors for the current term as nine. As a result, the Special Shareholders’ Meeting for Class A-1 shares appointed five directors. The Special Shareholders’ Meeting for Class B shares appointed four directors. As of March 24, 2006, the board of directors is comprised as follows:

Name	Class of Shares	First Appointed

José Fernando de Almansa Moreno-Barreda	Class A-1	2003
José María Álvarez-Pallete López	Class A-1	2002
Alfonso Ferrari Herrero	Class A-1	2003
Antonio Carlos Valente Da Silva	Class A-1	2004
Enrique Used Aznar	Class B	2001
José María del Rey Osorio	Class B	2005
Luis Javier Bastida Ibargüen	Class B	2003
Javier Nadal Ariño	Class A-1	2003
Juan Revilla Vergara	Class B	2003

      The current occupations and employment histories of our current directors are set forth below:

     José Fernando de Almansa Moreno-Barreda, a Spanish national, has been a member of our board of directors since 2003 and is also a director of Telefónica S.A., Telefónica Móviles S.A., Telefónica Argentina S.A., Telesp Brasil and Bancomer México. He holds a law degree from the University of Deusto in Bilbao, Spain. He joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 in various positions such as secretary of the Spanish embassy in Brussels, cultural counselor of the Spanish representation to Mexico, chief director for Eastern European affairs and Atlantic affairs in the Spanish Foreign Affairs Ministry, counselor to the Spanish permanent representation to NATO in Brussels, minister-counselor of the Spanish embassy in the Soviet Union and general counsel of the National Commission for the Fifth Centennial of the Discovery of the Americas. From 1993 to 2002, Fernando de Almansa was appointed chief of the Royal Household by His Majesty King Juan Carlos I and is currently the personal adviser to His Majesty. He is a member of the board of directors and president of the International Affairs Commission of Telefónica S.A. and of various social and cultural associations and foundations.

     José María Álvarez-Pallete López, a Spanish national, has been a director since November 2002. He was appointed chairman and chief executive officer of Telefónica Internacional S.A. on July 24, 2002. Mr. Álvarez-Pallete joined Telefónica in February 1999 as chief financial officer of Telefónica Internacional. In September 1999, he became the chief financial officer of Telefónica, S.A. He is a member of the following additional boards of directors: Telefónica de España S.A., Telefónica Móviles S.A., Telefónica Data S.A., Telefónica Internacional S.A., Telefónica de Argentina S.A., among others. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

     Alfonso Ferrari Herrero, a Spanish national, has been a director since March 2003 and member of the Audit Committee since April 2003. He also serves as a director of Telefónica, S.A., and Telefónica CTC-Chile, S.A. He has a graduate degree in Industrial Engineering from the Polytechnic University of Madrid and he holds an MBA from Harvard University.

     Antonio Carlos Valente Da Silva, a Brazilian national, was appointed a member of the board of directors of Telefónica del Perú S.A.A. and President thereof on November 24, 2004. Previously, he was the highest authority of regulation of Grupo Telefónica for Latin America. He served as vice president of the Agencia Nacional de Telecomunicaciones (Anatel) of Brazil and, from 2002 to 2003, as president of the Foro Latinoamericano de Reguladores de Telecomunicaciones (Regulatel), an institution which unites 19 countries of Latin America and the Caribbean. He has had managerial positions in the Telebras System in the following areas: engineering of telecommunications systems, technical operational basis and managerial principles. Mr. Valente is an electrical engineer and has completed post graduate studies in business administration and specialization courses in systems and business, including managerial strategy in MIT/Sloan.

     Enrique Used Aznar, a Spanish national, has been a director since April 2001 and a member of the Audit Committee since April 2003. He is currently the chairman of Amper S.A. Previously, he was the chairman of Telefónica Internacional S.A., Telefónica Móviles, S.A., Estratel S.A. and Telefónica Investigación y Desarrollo, S.A., among others. Mr. Used is a telecommunications engineer.

     José María del Rey Osorio, a Spanish national, has been an alternate director of Telefónica del Perú since 2005. He has served in various positions for the Telefónica Group, including, among others, manager of strategic planning at Telefónica Internacional S.A., vice president of strategic planning at Telesp, director of analysis and economic studies at Telefónica S.A. Mr. del Rey received a degree in economic sciences at Universidad Autóma de Madrid and an economics degree at Instituto Nacional de Industria INI.

     Luis Javier Bastida Ibargüen, a Spanish national, has been a director and a member of the Audit Committee since October 2003. He has been the chief financial officer and general sub-director of Banco Bilbao Vizcaya, as well as the general director of that group and a member of the direction committee of Banco Bilbao Vizcaya Argentaria. He is a non-executive director and independent consultant of different companies and collaborates with various educational and development projects in Mozambique. He is also a member of the Instituto Español de Analistas Financieros and founding member of the Asociación Española de Planificación. Mr. Bastida graduated in business science from E.S.T.E (San Sebastián), holds a master in business administration from Columbia University and had several courses in executive education at I.M.I. (Ginebra) and I.E.S.E. (Madrid).

     Javier Nadal Ariño, a Spanish national, was chairman of the board of directors from January 2003 to November 2004. Currently he is a director of Telefónica del Perú, general manager of institutional relations of Telefónica S.A. and executive vice chairman of Fundación Telefónica. From 1998 until October 2002, he was the adjunct general director of corporate regulations at Telefónica, S.A. and general regulatory director of Telefónica Internacional S.A. From 1995 until 1997, he was the chairman of the board of directors of Telefónica de Argentina, S.A. Between 1985 and 1995, he was the General Telecommunications Director (Spanish Public Administration). During that period, he also worked as the Spanish government’s delegate at Telefónica. He was the chairman of Retevisión between 1989 and 1994. He has performed professional activities in the industrial sector at Telettra Española in Milan, Italy and at Torrejón de Ardoz, Spain between 1972 and 1977, and has contributed, as an expert, to the United Nations Development Programme in Latin America. Mr. Nadal is a telecommunications engineer from Universidad Politécnica in Madrid, Spain and holds a certificate of advanced studies in political science and Sociology from Universidad Complutense in Madrid, Spain.

     Juan Revilla Vergara, a Peruvian national, has been a member of our board of directors since January 2003. He served as our chief executive officer from January 2003 until December 31, 2005. Presently, Mr. Revilla is the managing director of operations at Telefónica Internacional S.A. He has served in various positions at the Telefónica Group such as assistant director of corporate acquisitions of the Telefónica Group, vice president of administration and finance of Telesp, and vice president of control at Telefónica del Perú S.A.A. Mr. Revilla spent part of his professional career as a senior analyst responsible for issuances at the National Stock Exchange Commission in Spain. Mr. Revilla holds a degree in business administration from Universidad Pacífico de Lima.

Executive Officers

     Our executive officers oversee our business operations and are responsible for the execution of the policy decisions of the board and of the shareholders’ meetings. Our executive officers as of March 24, 2006, their respective positions with us, and the year they became executive officers are set forth below. All executive officers serve at the discretion of the board of directors.

     The employment histories of our executive officers other than Mr. Valente, who is a director, are set forth below:

Name	Title	Year

Antonio Carlos Valente Da Silva	President of the Board of Directors	2004
Michael Duncan Cary – Barnard	Chief Executive Officer	2006
Luis Delamer	Managing Director of Wholesale Business	2004
Vicente Arnaiz Muñoz	Managing Director of Small Business and Professionals	2004
Carlos Oviedo Valenzuela	Managing Director of Communications	2005
Dennis Fernando Fernández Armas	Managing Director of Resources and Customer Services	2005
Ludwig Allan Vicente Meier Cornejo	Managing Director of Institutional Relations	2001
Álvaro Badiola Guerra	Managing Director of Control	2004
Juan José García Pagán	Managing Director of Networks and Operations	2006
Gabriel Frías García	Managing Director of Commercial Business	2004
Julia María Morales Valentín	General Counsel and Secretary of the Board	2002
José Fermín Álvarez Carril	Chief Financial Officer	2004
Manuel Lara Gómez	Managing Director of Internal Audit	2004
César Andrade Nicoli	Managing Director of Human Resources	2006
Carlos Graham Sardi	Managing Director of Residential Communications	2006

     Michael Duncan Cary – Barnard, a Peruvian national, has been the chief executive officer since January 1, 2006 and was the managing director of residential communications from January 1, 2004 until March 24, 2006. He has also served as the general manager of Servicios Globales de Telecomunicaciones S.A.C. since December 2003. He was an alternate director of Telefónica del Perú S.A.A.; director of Transporte Urgente de Mensajería S.A.C., Media Networks S.A.C. and Servicios Editoriales del Perú S.A.C., among others; and the general manager of Telefónica Multimedia S.A.C. He has a degree in business administration from the University of Northampton, England. He has taken specialized courses at several business schools, including Kellogg School of Management at Northwestern University, Harvard Business School, IAE, IESE and Insead.

     Luis Delamer, an Argentine national, has served as the managing director of wholesale business for Telefónica del Perú S.A.A. since June 16, 2004. In this capacity he is responsible for the commercial relationship between the Company and the operators and providers of telecommunications services in Perú, in addition to the development of new products and services that comprise the wholesale business unit. He joined Grupo Telefónica in 1997, specifically Telefónica de Argentina, S.A., where he was responsible for wholesale prices, interconnection, tax and competition regulation, among other things. Mr. Delamer is an industrial engineer and earned his degree from the Universidad de Buenos Aires, in Argentina. He has a post-graduate degree in strategic marketing and a masters in economics at the Universidad del CEMA.

     Vicente Ricardo Arnaiz Muñoz, a Peruvian national, has been the managing director of small business and professionals at Telefónica del Perú since June 16, 2004. He joined Grupo Telefónica in 2000. Mr. Arnaiz has fifteen years of experience in business, with leading financial firms such as Grupo Crédito, Orión (Grupo Carsa) and Banco Santander Perú. In recent years he has served as commercial manager. Mr. Arnaiz studied law and political science at the Universidad Particular San Martín de Porres in Lima. He is also a member of the second installment of the Executive Program (Programa de Dirección) at UPC and he participated in the Insead Leadership Program in Buitrago, Spain in 2004.

     Carlos Oviedo Valenzuela, a Peruvian national, has been the managing director of communications at Telefónica del Perú since January 1, 2005, and he is in charge of the public image of the Company and of the businesses owned by Grupo Telefónica. He is responsible for the strategies of communication designed to promote a positive perception of the business practices of the Company among our diverse audiences. He also guides the Company’s relationship with the media. He joined the Telefónica del Perú in September of 2003, after a long professional career. He is a communications specialist with a degree from the Pontificia Universidad Católica del Perú, having earned post graduate degrees from the Universidad de Navarra, and he is also the author of various publications in his area of specialty.

     Dennis Fernando Fernández Armas, a Peruvian national, has been the managing director of resources and customer services since July 2005; before that, he was the director of human resources from April 1999. Previously, he has served as the human resources manager at Banco de Crédito de Perú and AFP Unión, both of which are members of the Credicorp group. He has been the director of the Asociación Peruana de Recursos Humanos (APERHU) since 2002. Mr. Fernández studied law at Universidad Federico Villarreal and earned a masters in business administration from the Universidad de Piura and a post-graduate degree in business from ESAN. In addition, Mr. Fernández has participated in an executive program at IESE.

     Ludwig Allan Vicente Meier Cornejo, a Peruvian national, has been our managing director of international relations since August 23, 2001. He was Minister of State in the portfolio of Fisheries during the transitional government, and Minister of the same portfolio from July 1997 to December 1998. He has held several executive positions at various business organizations and governmental bodies. Mr. Meier studied law at Pontificia Universidad Católica in Perú and business administration at Universidad de Lima.

     Álvaro Badiola Guerra, a Spanish national, has been the controller since he joined Telefónica del Perú on August 18, 2004. He has served as general manager of finance and controller at Telefónica Datacorp, S.A. (Madrid), Director of Telefónica Empresas Perú S.A.A., Deputy General Manager of Financial Management and member of the Management Committee at Banco de Crédito Local (Madrid). He has held various positions in Banco Bilbao Vizcaya Argentaria in Madrid as well as in New York. Mr. Badiola is licensed in business administration from the Universidad Pontificia de Comillas—ICADE and he earned a masters in business administration from the University of Chicago.

     Juan José García Pagán, a Spanish national, has been the managing director of networks and operations since February 14, 2006. He joined Telefónica del Perú in 1994, where he has served as assistant director of technology and managing director of networks and operations (1999 to 2006). Mr. García Pagán studied telecommunications engineering at Universidad Politécnica de Barcelona and earned a masters in business administration from the Universidad de Piura – IESE.

     Gabriel Frías García, a Spanish national, was appointed managing director of commercial businesses on May 19, 2004. Mr. Frías joined the Telefónica Group in 1978. He joined Telefónica de Argentina, S.A. in which he held different roles such as director of marketing and strategic planning. In 1997, he became the director of business communications (large clients, small businesses and operators) and in 2000 he assumed the position of general manager of Telefónica Data Argentina. In 2001, he joined Telefónica Data España as general director of the Business and Internet Communications Unit. Mr. Frías is an engineer in telecommunications.

     Julia María Morales Valentín, a Peruvian national, has been the General Counsel and Secretary of the Board since September 18, 2002. From January 1988 to September 2002, she was the adjunct legal counsel for Unión de Cervecerías Peruanas Backus y Johnston S.A.A. She earned a law degree from Pontificia Universidad Católica del Perú, a masters in business law at Universidad de Lima and a postgraduate degree in civil and business law at Instituto de Estudios de Iberoamérica y Portugal-Universidad de Salamanca, Spain. She also participated in the Insead Senior Leadership Programme in 2003 and the Insead Telecommunications Strategy and Marketing in 2005.

     José Fermín Álvarez Carril, a Spanish national, has been the Chief Financial Officer since October 20, 2004. He has served as Director of Management and Financial Risk Auditing at Telefónica, S.A. (Madrid). He has worked as Director of New Products in the Office of the Treasury and Joint Director of the Department of Global Risk Management at Banco Santander (Spain). Mr. Álvarez is a senior engineer of telecommunications of the E.T.S.I.T.M.—Universidad Politécnica de Madrid. He earned an MBA in economics and business leadership from the Instituto de Estudios Superiores de la Empresa (IESE) at the Universidad de Navarra in Spain.

     Manuel Lara Gómez, a Spanish national, has been the managing director of internal control since January 21, 2004. Before that, he was the manager of audit procedures in business in Spain and our internal audit manager. He joined the Telefónica Group in 1989. He is a graduate in economics and business sciences from the Universidad de Málaga, Spain.

     César Andrade Nicoli, a Peruvian national, has been the managing director of human resources since February 14, 2006. He also serves as the director of human resources of the Telefónica Group since 2005. Mr. Andrade joined Telefónica del Perú in August 2004 to work on the commercial transformation project. He became the director of marketing of Telefónica del Perú in January 2005. He received his economics degree from the Universidad del Pacífico and a masters degree in business administration from the Kellogg School of Management at Northwestern University. Mr. Andrade has important experience with international and national consulting companies such as McKinsey & Company and Apoyo.

     Carlos Graham Sardi, a Colombian national, has been the managing director of residential communications since March 24, 2006. He joined the Telefónica Group in 1999 as the commercial director of marketing at Atento Holding, which has offices in Miami and Madrid. In March 2002, joined Telefónica del Perú as assistant director of commercial intelligence and, in 2003, assistant director of local telephony. In March 2004, Mr. Graham became the business director of long distance. Mr. Graham has business experience in several countries such as Colombia, Perú, Spain and the United States. He holds a degree in business administration from Duquesne University (USA) and a masters in business at the College of William & Mary (USA).

B. Compensation

     For the year ended December 31, 2005, the aggregate amount of compensation paid to all directors and executive officers as a group was approximately 0.01% of the total gross income of the Company for the year 2005. No allocations have been made for pensions, retirement plans or similar benefits for our directors and executive officers.

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

Directors serve for a term of three years and may be re-appointed. Cumulative voting gives each shareholder the right to as many votes as there are directors to be appointed by that Class. Each shareholder may pool his votes in favor of one person or distribute them among various persons. On March 24, 2006, the general shareholders’ meeting established that there would be nine directors on the board of directors. The Class A-1 shareholders’ meeting appointed five directors and the Class B shareholders’ meeting appointed four directors.

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

     As of March 24, 2006, no member of our board of directors has entered into service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Executive Committee

     The board’s executive committee consists of four directors appointed by the board on April 23, 2003 and on November 24, 2004. The executive committee acts as the main executive body responsible for business decisions not requiring full actions by the board. Our executive committee members as of December 2005 are Javier Nadal Ariño, Juan Revilla Vergara, José María Alvarez Pallete López and Antonio Carlos Valente Da Silva.

Audit Committee

     In February 2002, we created an audit committee. The audit committee is responsible for providing support to the board of directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems and maintaining the integrity of the preparation of individual and consolidated audits. The members of the committee as of December 2005 are Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

Appointment, Retribution and Good Governance Committee

     This committee consists of three directors which were appointed by the board of directors on June 16, 2004. It is responsible for implementing good corporate practices and for maintaining the integrity of the process of hiring executive officers of the Company. The committee members as of December 31, 2005 are Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen.

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

D. Employees

     Since the privatization in 1994, we have effected a substantial reduction in our workforce primarily through our early retirement program. As of December 31, 2005, we had 3,449 employees (not including employees of our subsidiaries, affiliates or temporary programs). The continued reduction in the workforce, coupled with an aggressive line installation program has led to a corresponding increase in the number of lines per employee. By the end of 2005, there were 681 lines in service per employee compared to 87 lines in service per employee in 1994.

     As of December 31, 2005 approximately 2,012 of our employees were union members. We recently completed our collective bargaining negotiations with the three unions that represent our workforce and entered into agreements that will be in effect through November 30, 2006.

     We deduct each year approximately 11% from each employee’s salary for contribution to a pension plan of the employee’s choosing, which, since 1993, may be either a privately administered pension fund or a fund managed by the Peruvian government. We also contribute an amount equal to 9% of each employee’s salary to a government-administered health care program and, until November 2004, an additional 2% for the extraordinary solidarity tax (previously payable to the National Housing Fund). In December 2004 the solidarity tax was eliminated. In addition, pursuant to Peruvian law, employees who work in telecommunications companies have the right to receive 10% of our adjusted taxable income before taxes as profit sharing. See Item 5: “Operating and Financial Review and Prospects—Comparison of Results of Operations for the Fiscal Years Ending December 31, 2005 and 2004—Workers’ Profit Sharing Expense and Income Tax”.

     The following table provides the number of our management, non-management and temporary employees for the fiscal years ended December 31, 2003, 2004 and 2005.

	2003	2004	2005

Management	503	488	436
Employees	2,813	2,665	3,013
Temporary Employees	805	738	311

Total(1)	4,121	3,891	3,760

(1) Includes only our employees and does not include the employees of our subsidiaries and affiliates.

E. Share ownership

     As of December 31, 2005, none of our current directors and executive officers beneficially own shares or hold options in respect of shares of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     Our capital stock as of March 24, 2006 was represented by three Classes of common stock: (i) Class A-1 shares, representing 39.294% of our capital stock, (ii) Class B shares, representing 60.691% of our capital stock, and (iii) Class C shares, representing 0.015% of our capital stock. Class B shares trade on the Lima Stock Exchange.

     The following table sets forth certain information as of March 24, 2006 with respect to the ownership of our share capital by each shareholder and group of affiliated shareholders known to us who own more than 5% of any Class of our ordinary shares:

	At March 24, 2006

	Number of Shares	Percent of Class	Percent of Total Share Capital

A-1 shares
Telefónica Perú Holding S.A.C.(1)(2)	669,762,378	100.000%	39.294%
B shares
Telefónica Perú Holding S.A.C	148,693,350	14.374%	8.724%
Telefónica Internacional S.A.(1)(2)	852,821,462	82.439%	50.033%
Telefónica S.A.	—	—	0.141%
Total B shares	1,034,484,399	100.000%	60.691%
C shares(3)	261,603	100.000%	0.015%

Total shares	1,704,508,380	100.000%	100.000%

(1)	Telefónica Internacional S.A. owns 99.9% or 1,669,686,396 shares of Telefónica Perú Holding S.A.C. Telefónica owns Telefónica del Perú’s Class A-1 shares through Telefónica Perú Holding S.A.C., a consortium that Telefónica controls.

(2)	For purposes of the Securities Act of 1933, Telefónica has beneficial ownership of the shares owned by Telefónica Internacional and Telefónica Perú Holding S.A.C and, therefore, as the result of the amortization of our treasury stock on March 24, 2006, exercises voting control over a total of approximately 98.1% of our capital stock.

(3)	Class C shares, which are owned by our employees, automatically convert to Class B shares when such Class C shares are sold to third parties.

     Other than with respect to the number of directors each Class may appoint as discussed in Item 6: “Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors”, none of our major shareholders have different voting rights.

     As of December 31, 2005, 0.60% of our Class B shares were held by record holders of such shares within the United States.

   Significant Changes

     On March 28, 2005, our shareholders approved a program to reduce our capital stock by decreasing the par value of the shares within the twelve-month period following the date of the meeting. On May 25, 2005, the board authorized a reduction in the nominal par value of our capital stock from S/.1.25 to S/.0.80, resulting in a decrease in our capital stock from S/.2,152,455,521.25 to S/.1,377,571,533.60. The capital reduction was distributed on a pro rata basis to our shareholders in the amount of US$0.139750536121915 per share. As a result of this capital change, we had 1,721,964,417 nominal shares with a par value of S/.0.80 each.

     In execution of the faculties given by the Shareholders’ meeting held on May 25, 2005, the Board of Directors approved the reduction of the capital stock on S/.774,883,988 by decreasing the par value of the shares from S/.1.25 to S/.0.80. According to law, the period to exercise the opposition right by the creditors extended until July 14, 2005. The reduction of the capital stock was effective on July 20, 2005 and the return of the shareholders’ contribution took place in July 26, 2005.

     On September 8, 2005, our shareholders approved the capitalization of our legal reserve which resulted in an increase of our capital stock from S/.1,377,571,533.60 to S/.1,721,964,417.00 by raising the nominal par value of our shares from S/.0.80 to S/.1.00. On December 31, 2005, we had S/.1,721,964,417.00 nominal shares with a par value of S./1.00 each.

     On March 24, 2006, our shareholders approved a program to reduce our capital stock within the twelve months following the date of the meeting in an amount not to exceed S/.1,000,000,000.00 and agreed to amortize the 17,456,037 shares held by Telefónica del Perú in accordance with a board agreement in March 2004. The amortization reduced our capital stock by an amount equal to S/.17,456,037 and, as a result, our capital stock as of March 24, 2006 was S/.1,704,508,380.

     On March 27, 2006, the board of directors of both Telefónica del Perú and Telefónica Empresas Perú S.A.A. approved a plan of merger of both companies. This plan of merger will be submitted for the approval of the shareholders of both companies. Subject to such approval, Telefónica Empresas Peru S.A.A. will merge into Telefónica del Perú effective May 1, 2006.

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

     Pursuant to the terms of the share purchase agreement, we entered into management contracts with Telefónica Internacional, dated as of May 16, 1994, in which Telefónica Internacional agreed to manage our businesses and provide technical and operational expertise with respect to our entire range of activities. On September 30, 2004, this contract was amended. The share purchase agreement also provides that any transaction between Telefónica Internacional or any of its affiliates and us must be on terms no less favorable than those that would be entered into with independent entities. In order to ensure that independent directors review transactions between us and Telefónica Internacional or any of its affiliates, our bylaws provide that all such transactions must be approved by a majority of the board’s directors.

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

     With respect to technology transfers, the fees that Telefónica Internacional receives are equal to one percent of the quarterly income for services billed by the Company. For management, until the second quarter of 2004, the fee was equal to nine percent of operating income (without taking into account depreciation, amortization and payment of fees, or taxes, rights, rates and royalties set forth in the concession agreements). As of the third quarter of 2004, as the result of an addendum executed with Telefónica Internacional on September 30, 2004, this fee is based on professional and specialized consulting and advisory personnel appointed by Telefónica Internacional, who provide services on a fixed rate basis. Such addendum eliminated the application of the aforementioned nine percent fee.

     The valuation of each item included in the management fee formula is made in accordance with Peruvian GAAP and is subject to review by a recognized independent accounting firm designated by both us and Telefónica Internacional.

     Technology transfer fees amounted to S/.47.2 million, S/.30.4 million and S/.32.0 million in 2003, 2004 and 2005, respectively, and management fees amounted to S./262.7 million, S/.127.4 million and S/.13.4 million in 2003, 2004 and 2005, respectively.

     Duration. The management contract has a five year term and will be automatically extended for additional periods of five years each, up to a maximum of 20 years, after which the parties may, at their option, negotiate a new contract. Telefónica Internacional may terminate the management contract for any of the following reasons:

  a delay of more than 90 days in the payment of the management fee;

  breach of a material term by us of the management contract; or

  termination of a concession granted by the State Contracts.

     In the event Telefónica Internacional terminates the management contract for any of the reasons listed above, we may be liable for damages suffered by Telefónica Internacional as a result of such termination. We may also terminate the management contract in the event of:

  breach of a material term of the contract by Telefónica Internacional;

  the liquidation or bankruptcy of Telefónica Internacional; or

  termination of a concession granted by the State Contracts.

Contracts with Telefónica Móviles S.A.

     At the beginning of 2005, Telefónica del Perú entered into a Leasing of Infrastructure Agreement with Telefónica Móviles S.A. whereby Telefónica Móviles S.A. agreed to make payments for (i) leasing space, (ii) use of antenna towers, (iii) use of group capacity and (iv) use of installed capacity. As of December 31, 2005, Telefónica del Perú had received approximately US$3,800,000 as consideration under this agreement:

  US$1,400,000 for leasing space;

  US$1,300,000 for use of antenna towers;

  US$900,000 for use of group capacity; and

  US$900,000 for use of installed capacity.

     In addition, as of December 31, 2005, Telefónica del Perú had received approximately US$9,500,000 for electricity.

     In January 2003, we entered into a 10-year term Circuit Lease Agreement with Telefónica Móviles S.A. During 2005, we received US$9,500,000 as consideration under such agreement.

Contracts with Telefónica Multimedia S.A.C.

     After we spun off certain assets to Telefónica Multimedia S.A.C. in August 2004, we executed several service agreements with them, relating to, among other things (i) network lease, (ii) value added services, (iii) space lease, (iv) rendering of services and (v) infrastructure lease. From the date of the spin-off to December 31, 2005, we have received from Telefónica Multimedia S.A.C. as consideration thereunder approximately US$ 28,000,000.

Contracts with Terra Networks Perú S.A.

     In October 1999, Terra Networks Perú S.A., a company also controlled by our controlling shareholder, acquired the Internet client base of one of our subsidiaries, Telefónica Servicios Internet del Perú, S.A.C., which provided Internet access to the residential market in Perú and Telefónica del Perú S.A.A. assigned Terra Networks Perú S.A. the agreements entered into with its customers to provide Internet access. In October 1999, we entered into an agreement with Terra Networks Perú S.A. to provide different telecommunications services and we also agreed that we would not provide Internet services to residential customers in Perú without Terra Networks S.A.'s prior written consent. In return, Terra Networks Perú S.A. agreed to pay US$30 million. Terra Networks S.A. gave us an option to purchase their ordinary shares for US$30 million. We also granted Terra Networks S.A. a right of first refusal and agreed to provide Terra Networks S.A. with telecommunications services in Perú subject to payment for such services.

     In March 2003, we entered into several agreements with Terra Networks Perú S.A. whereby it agreed to provide certain services to us with respect to its broadband Internet services such as:

  value-added services, including mail accounts, anti-virus and web hosting, and programming of our broadband services’ home page (website).

Contract with Telefónica Empresas Perú S.A.A.

     In 2001, we entered into a Network Capacity Agreement with Telefónica Empresas Perú S.A.A., whereby we agreed to provide them with certain network capacity and, during 2005, we received approximately US$ 15,250,000 under such agreement.

     In January 2001, we executed an Agency Agreement with Telefónica Empresas Perú S.A.A., and during 2005 we paid out approximately US$ 10,300,000 under such agreement.

     In January 2001, we executed a Service Agreement with Telefónica Empresas Perú S.A.A., whereby it agreed to provide operation and management services to our digital network, known as “Digired”. During 2005, we paid approximately US$1,600,000 for such services.

Contract with Teleatento del Perú S.A.C.

     Pursuant to a Share Purchase Agreement dated September 30, 1999, we are a partner with Atento N.V., a subsidiary of Telefónica, in Teleatento del Perú S.A.C., which provides call center services in Perú. Atento N.V. owns 70% of Teleatento del Perú S.A.C. and we hold the remaining 30%.

     We have executed a Service Agreement with Teleatento del Perú, whereby it agreed to operate our call center. During 2005, we paid out approximately US$10,400,000 for such services.

Contract with Telefónica Publicidad e Informacion Perú S.A.C.

     In December 2001, we executed with Telefónica Publicidad e Informacion Perú S.A.C. an agreement for the editing, distribution and marketing of our telephone guide. During 2005, we paid approximately US$ 8,000,000 for such services.

Contract with Telefónica Gestión de Servicios Compartidos Perú S.A.C.

     On April 1, 2001, we entered into a contract with a subsidiary of Telefónica, Telefónica Gestión de Servicios Compartidos Perú S.A.C. (“TGSC”), to receive services such as accounting, systems, human resources, security, logistics and computer services. TGSC provides these common services to all business lines of Telefónica within Perú. The contract is for an initial term of five years, renewable for successive three-year periods thereafter, absent notice of withdrawal. The contract provides that payments for services be determined on the basis of schedules containing criteria for each service. Payments and services are renegotiated annually.

Loans to Employees

     Loans are granted to our employees and officers for terms ranging from one to twenty-four months. There are two types of loans: one that does not have an interest rate and another that does. Such rates are generally below existing market rates, depending on the type of loan. Other than reduced interest rates, the terms are substantially similar to those in the market. As of December 31, 2004 and 2005, loans outstanding to employees and officers amounted to approximately S/.6.6 million and S/.4,135,631, respectively.

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

     (2) at least 10% of the net profits must be allocated to a legal reserve, which is not thereafter available for use except to be capitalized and to cover losses in the profit and loss statement when no profit or special reserve is available for such purpose. The legal reserve must be reconstituted following any such use. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve remains in place until the reserve constitutes 20% of the capital stock. After the reserve has been funded, the shareholders can then allocate any portion of the net profits not required to be distributed to shareholders to any other special reserve; and

      (3) the remainder of the net profits is available for distribution.

     Dividends on our three classes of shares of common stock are distributed on a pro rata basis in accordance with the number of shares of common stock held by each shareholder. The right to receive dividends expires ten years after the date on which payment of such dividends was due if not claimed by the holder of shares within that time.

     The table below sets forth the interim, final and total cash dividends paid per share in the periods indicated therein:

Cash Dividends Per Share

	Interim		Final		Total

	S/.(1)	US$(2)	S/.(1)	US$(2)	S/.(1)	US$(2)

2001	0.000	0.000	0.059	0.017	0.059	0.017
2002	0.000	0.000	0.000	0.000	0.000	0.000
2003(3)	0.058	0.017	0.037	0.011	0.095	0.027
2004	0.000	0.000	0.000	0.000	0.000	0.000
2005(4)	0.000	0.000	0.000	0.000	0.000	0.000

(1)	Expressed in nominal nuevos soles.

(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the initial payment date of the dividend.

(3)	On account of retained earnings as of December 31, 2002 and dividends of 2002.

(4)	Please note that the board of directors has the power to authorize, if deemed convenient, the payment of dividends from the net profits of 2005, in full or in part. As of the date hereof, such dividend has not been authorized. However, the board may authorize it at any time during the course of 2006.

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

      The table below sets forth, for the periods indicated, the reported high and low sale prices of ADSs on the NYSE until delisting on March 1, 2004.

Per ADS

	High	Low

(U.S. dollars)
1999	15 7/8	10 7/8
2000	5 13/16	2 11/8
2001	6 11/16	2 10/24
2002	3 15/16	1 3/16
2003	4 12/16	1 8/16

2002:
First Quarter	3 14/16	2 12/16
Second Quarter	3 15/16	2 2/16
Third Quarter	2 15/16	1 3/16

Per ADS

	High	Low

(U.S. dollars)
Fourth Quarter	1 15/16	1 4/16
2003:
First Quarter	1 14/16	1 8/16
Second Quarter	2 15/16	1 11/16
Third Quarter	4 2/16	2 5/16
Fourth Quarter	4 12/16	3 9/16

September 2003	4 2/16	2 12/16
October 2003	4 12/16	3 9/16
November 2003	4 6/16	3 15/16
December 2003	4 5/16	3 13/16

2004:
January 2004	4 11/16	2 14/16
February 2004(1)	3 2/16	2 7/16

(1)	On March 1, 2004 the ADSs were delisted from the NYSE. The closing price on February 27, 2004 was US$2 10/16.

Class B shares and Class C shares traded on the Lima Stock Exchange

      The following table sets forth the outstanding shares of our capital stock as of March 24, 2006.

Class of Shares	Number of Shares	Percentage of Outstanding Share Capital

A-1	669,762,378	39.294%
B	1,034,484,399	60.691%
C	261,603	0.015%
Total	1,704,508,380	100.000%

     Only Class B shares and Class C shares trade on the Lima Stock Exchange. The following table shows the reported high and low trading price in nominal nuevos soles and the average daily trading value of our Class B shares and Class C shares on the Lima Stock Exchange for the indicated periods:

Period(1)	High	Low	Average Daily Trading Volume(3)

	(nominal nuevos soles)
2000
B shares	7.23	2.07	15,085,199
C shares	7.21	2.30	410,361
2001
B shares	2.29	0.77	37,574
C shares	2.22	1.28	11,240
2002
B shares	1.20	0.47	13,739
C shares	0.92	0.58	3,560
2003
B shares	1.60	0.55	21,564
C shares	0.61	0.60	1,173
2004
B shares	2.4	0.82	143,967

Period(1)	High	Low	Average Daily Trading Volume(3)

	(nominal nuevos soles)
C shares	–	–	–
2005:
B shares	2.75	1.44	58,491
C shares(2)	2.52	2.31	8,614
2003:
First Quarter
B shares	0.68	0.55	16,772
C shares	0.60	0.60	828
Second Quarter
B shares	1.00	0.63	19,053
C shares(2)	0.61	0.61	3,243
Third Quarter
B shares	1.60	0.80	22,990
C shares	–	–	–
Fourth Quarter
B shares	1.60	1.18	27,427
C shares	–	–	–
2004:
First Quarter
B shares	1.57	0.82	62,707
C shares	–	–	–
Second Quarter
B shares	1.40	1	100,624
C shares (2)	–	–	–
Third Quarter
B shares	1.27	1.09	378,130
C shares	–	–	–
Fourth Quarter
B shares	2.4	1.28	30,857
C shares	–	–	–
2005:
First Quarter
B shares	2.30	1.44	31,127
C shares(2)	–	–	–
Second Quarter
B shares	2.45	1.90	58,281
C shares(2)	–	–	–
Third Quarter
B shares	2.75	2.05	99,355
C shares(2)	2.52	2.52	19,560
Fourth Quarter
B shares	2.50	1.95	43,663
C shares(2)	2.31	2.31	11,696
Recent Six Months (B shares):
September 2005	2.60	2.36	161,666
October 2005	2.50	2.00	59,342
November 2005	2.20	2.06	48,351
December 2005	2.15	1.95	22,278
January 2006	2.05	1.90	35,408
February 2006	2.28	1.89	61,413
March 2006	2.25	1.90	45,917

Source: Lima Stock Exchange

(1)	Class A-1 shares are listed on the Lima Stock Exchange without being traded.

(2)	Class C shares have been traded during March, May, August and October.

(3)	Daily volume of traded shares divided by the number of days that shares quoted in such period. For purposes hereof, shares quote when the trading volume exceeds S/.2,000 on that day.

As of April 5, 2006, the last reported sale price of Class B shares on the Lima Stock Exchange was S/. 2.14.

B. Plan of Distribution

      Not applicable.

C. Markets

      The Peruvian Securities Market.

   Background

     As of December 31, 2005, there were 268 companies listed on the Lima Stock Exchange, Perú’s only securities exchange. Trading on the Lima Stock Exchange takes place from 9 a.m. to 2 p.m. local time, Monday through Friday, and is conducted electronically in the Rueda de Bolsa (stock exchange trading).

     The transactions are executed through local brokerage firms on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of receipt. The orders specify the type of security ordered or offered, the amounts and the price of the sale or purchase, as the case may be.

     The Indice General de la Bolsa de Valores de Lima (the “General Index”) is composed of 34 of the most representative stocks on the market. The composition of the General Index was last changed in January 2006. The selection of stocks and their weight within the General Index depends on trading volume, number of trades and frequency of trades. Another index, the Indice Selectivo , or the Selective Index, is composed of 15 stocks deemed to be the most representative of the Peruvian market as a whole based on the same criteria. In addition, the Lima Stock Exchange calculates indices that measure the price of stocks in seven economic sectors.

Stock Market Performance

     The Peruvian stock market capitalization increased by 3.3% in 2001, increased by 15.9% in 2002, increased by 27.7% in 2003, increased by 25.0% in 2004 and increased by 80% in 2005. Such increase in 2005 was a result of the higher valuation of the banking and industrial stocks.

     The following table shows the traded volumes, market capitalization and performance of the General Index and Selective Index of the Lima Stock Exchange for the years indicated:

	2003	2004	2005

	(in thousands of nuevos soles, except as indicated)

Traded Volumes(1)(2)	2,254.52	2,466.87	3,627.58
Market Capitalization(2)	16,083.80	20,107.93	36,195.92
General Index(3)	2,435.04	3,710.39	4,802.25
Selective Index(3)	3,993.86	6,159.63	7,681.11

Source: Lima Stock Exchange

(1)	Includes both equity and debt.

(2)	In millions of U.S. dollars.

(3)	The base for the calculation of such indices was 100, as of December 30, 1991.

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

B. Memorandum and Articles of Association

     Summaries of various provisions of our Memorandum and Articles of Association and other related information are set forth herein below. Our bylaws were last amended on September 26, 2005, when our shareholders approved to amend them in order to reflect the new capital structure of the Company as well as the nominal value of its shares. In 1999, 2000, 2002 and 2004, the bylaws were partially amended, in order to reflect (i) the reduction of the capital stock as a result of the amortization of our own shares, (ii) the multiple reorganization transactions in which Telefónica del Perú participated, (iii) the new structure of the board of directors and (iv) the increase and decrease of the capital stock.

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

  the disposition of assets with an individual market value of at least US$15,000,000;

  any transaction with an individual or entity with a value greater than the lesser of 15% of the gross income of the applicable fiscal year or US$100,000,000;

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

      Notwithstanding the foregoing, in order to approve:

  an increase or reduction of the capital stock;

  an issuance of debt securities;

  the transfer in a single operation of assets with a book value of more than 50% of our capital stock;

  the transformation, merger, spin-off, reorganization, dissolution and winding-up of the Company; or

  any modification of our bylaws;

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

   Withdrawal Rights and Appraisal Procedure

      Whenever certain extraordinary actions are adopted at a shareholders’ meeting, such as:

  a change of corporate purpose;

  a transfer of the domicile of our company outside of Perú;

  a change in corporate form; or

  a merger or an acquisition;

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

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below, but this summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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

     The amount of any dividend paid in nuevos soles generally will be measured by reference to the spot rate for converting nuevos soles into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of nuevos soles into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The U.S. Holder may have foreign currency gain or loss if the U.S. Holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning prior to January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their personal circumstances. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Since the ADSs are no longer listed on the NYSE, any dividends paid after March 1, 2004 will not represent “qualified dividend income”.

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

Dividends and Paying Agents

      Not applicable.

Statement by Experts

      Not applicable.

Documents on Display

     We file annual and special reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room or by calling the SEC at 1-800-SEC-0330. Such material can also be obtained from the SEC’s website at http://www.sec.gov. You may also obtain filings by writing us at Telefónica del Perú, Avenida Arequipa 1155 Santa Beatriz, Lima, Perú, Attention: Capital Markets Office, or telephoning us at (511) 210-1293. You can also access our website at www.telefonica.com.pe for further information about our business operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The following discussion of our risk management activities includes “forward-looking statements” that involve certain risks and uncertainties. Actual results could differ materially from those projected in the statements.

     Our financial debt, in terms of nuevos soles at December 31, 2005, increased by S/.930 million, compared to the end of the previous fiscal year. At December 31, 2005, our financial debt was S/.2,638 million, including the value of those derivatives designated as accounting hedges. We face three main categories of primary market risk exposure: interest rate variations, changes in the Peruvian CPI and exchange rate fluctuations. The principal interest rate risk we face is an increase in short-term interest rates. As of December 31, 2005, we had S/.807 million in short-term liabilities. The second risk we face is an increase in the CPI since there were S/.338 million of VAC (Constant Purchasing Value) denominated bonds outstanding as of December 31, 2005. The principal exchange rate risk we face is the depreciation of the nuevo sol against the U.S. dollar, since we have, as of December 31, 2005, US$153 million in dollar-denominated liabilities outstanding while approximately 17.7% of our revenues are denominated in US dollars. In addition, each year we spend significant amounts of foreign currency, mainly U.S. dollars, to purchase certain equipment from foreign suppliers.

     In order to control these risk factors, we have managed our exchange rate and interest rate risk through our participation in the local capital markets and by partially hedging our U.S. dollar exposure. This risk management strategy has improved our debt structure and company risk profile. On December 31, 2005, we had nuevo sol-Dollar exchange rate net forward contracts for US$82 million and cross currency swaps nuevo sol-Dollar for US$36 million. At December 31, 2005, our consolidated assets in foreign currency were higher than our consolidated commercial and financial liabilities in foreign currency by US$66 million.

Interest Rate Risk

     At the end of 2005, long-term debt was 69% of our total debt while in 2004 it was 54%. The total payments due in 2006 are S/.807 million (31% of our interest-bearing liabilities, including both long- and short-term debt) and will have an exposure to interest rate variations in case they are renewed.

     As of December 31, 2005, we have inflation-linked bonds which are exposed to changes in the Peruvian Wholesale Price Index.

     The following table summarizes the short- and long-term debt obligations held by us on December 31, 2005 bearing interest rate risk.

			At December 31, 2005 Expected Maturity Date

On-Off Balance Sheet Financial Instruments	Interest Rate as of Dec., 2005		2006	2007	2008	2009	2010	Thereafter	Total Long- Term Debt (incl. 2006 maturities)	Fair Value

			(nuevos soles in millions)
Financial Liabilities(1)	—		811.48	625.82	107.70	125.06	109.86	857.70	2,637.62	2,714.50

Fixed Rate
Nuevo sol	6.76%		456.95	395.25	63.19	0.00	40.00	800.27	1,755.67	1,802.03
Dollar	5.28%		43.06	111.54	42.91	73.76	15.95	47.86	335.08	340.36
Euro	3.04%		1.59	1.59	1.59	1.59	1.22	9.57	17.15	16.83

Total	6.49%		501.60	508.39	107.70	75.35	57.17	857.70	2,107.90	2,159.21
Floating Rate
Nuevo sol(2)	VAC +
	6.38%		222.63	13.17	0.00	49.71	52.69	0.00	338.20	353.80
Dollar	LIBOR +
	47	bp	87.25	102.93	0.00	0.00	0.00	0.00	190.18	192.78

Total	—		309.88	116.10	0.00	49.71	52.69	0.00	528.38	546.58
Cross Currency Swap USD/PEN
Receiving fixed USD	3.13%		0.00	(68.62)	0.00	0.00	0.00	0.00	(68.62)	(67.59)
Receiving Floating USD	LIBOR		0.00	(54.90)	0.00	0.00	0.00	0.00	(54.90)	(55.67)
Paying Fixed PEN	7.24%		0.00	124.85	0.00	0.00	0.00	0.00	124.85	131.97

Total	—		0.00	1.34	0.00	0.00	0.00	0.00	1.34	8.70

(1)	Total short-term liabilities differ from the S/.811.5 million shown in the table above due to the inclusion of the value of those derivatives designated as accounting hedges.

(2)	VAC: Constant purchasing value.

Foreign Currency Exchange Rate Risk

     As of December 31, 2005, US$153 million (or 20%) of our debt was denominated in dollars and US$5 million (or 1%) of our debt was denominated in euros, while approximately 82.3% of our revenues was denominated in nuevos soles. The Company has continued managing its exchange rate risk by entering into forward contracts, pursuant to which we agreed to purchase dollars for nuevos soles at an agreed upon exchange rate on a particular date, and cross currency swaps which involve exchanging principal and fixed/floating-rate interest payments on a loan in dollars for principal and fixed-rate interest payments in nuevos soles.

     The purpose of our foreign-currency hedging activities is to protect us from the risk of depreciation of the nuevo sol against the dollar. Usually, our derivative contracts match certain of our foreign exchange-denominated liabilities, in order to hedge such liabilities. As of December 31, 2005, US$82 million and US$36 million of our debt was hedged through forward and currency swaps contracts. Although we prefer to enter only into perfect hedge transactions because the Peruvian market is extremely illiquid and does not have a medium- or long-term derivative market, we generally hedge long-term U.S. dollar-denominated liabilities with short-term forward contracts and roll them over until the liability matures.

     We purchase equipment from foreign suppliers and, therefore, we must pay significant amounts each year in foreign currencies, principally in dollars. In light of the 2005 performance, we can estimate that approximately 19% of our capital expenditures in 2006 will be made in dollars. Consequently, fluctuations in the nuevo sol-dollar exchange rate will cause the nuevo sol value of these expenses to fluctuate.

     As of December 31, 2005, our consolidated assets plus derivatives in foreign currency were US$66 million higher than our consolidated commercial and financial liabilities in foreign currency, while in 2004 we had a positive balance of US$31 million.

     The table below provides information about our borrowings that are sensitive to foreign currency exchange rates. Taking into account only financial liabilities plus derivatives and cash in foreign currency, the exposure to foreign exchange rates would be US$23.6 million of net financial assets, with maturities as follows:

	At December 31, 2005 Expected Maturity Date

On-Off Balance Sheet Financial Instruments	2006	2007	2008	2009	2010	Thereafter	Total Long- Term Debt (incl. 2005 maturities)	Fair Value

	(US$ equivalent in million)
Financial Liabilities	38.44	62.97	12.97	21.96	5.00	16.74	158.09	160.30

Fixed Rate
Dollar	12.55	32.51	12.51	21.50	4.65	13.95	97.66	99.20
Euro	0.46	0.46	0.46	0.46	0.35	2.79	5.00	4.90

Total	13.01	32.97	12.97	21.96	5.00	16.74	102.66	104.11

Variable Rate
Dollar	25.43	30.00	0.00	0.00	0.00	0.00	55.43	56.19

Less Foreign Exchange Hedges
Forward Exchange Agreements	51.66	30.00	0.00	0.00	0.00	0.00	81.66	(8.98)
Cross Currency Swap	0.00	36.00	0.00	0.00	0.00	0.00	36.00	8.70

Total	51.66	66.00	0.00	0.00	0.00	0.00	117.66	(0.28)

Less Cash (U.S. dollars)	64.03	0.00	0.00	0.00	0.00	0.00	64.03	64.38

Total Foreign Exchange Exposure	(77.25)	(3.03)	12.97	21.96	5.00	16.74	(23.60)	—

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

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

     Medina, Zaldivar, Paredes y Asociados, member firm of Ernst &Young Global (“Ernst & Young”) and Gris Hernandez y Asociados, member firm of Deloitte & Touche LLP (“Deloitte”), have served as our independent public accountants for each of the financial years in 2005 and 2004, respectively, for which audited financial statements appear in this Annual Report.

     The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young and Deloitte to us in 2005 and 2004.

	2005	2004

Audit fees(1)	1,272	1,366
Audit-related fees(2)	139	184
All other fees(3)	110	31

Total	1,521	1,581

(1)	Consists of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and includes the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

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

(3)	Consists of fees billed for process improvement and consulting.

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

     As of December 31, 2005, the Audit Committee consists of the chairman, Alfonso Ferrari Herrero, Enrique Used Aznar and Luis Javier Bastida Ibargüen. The committee has recommended the external auditor for 2005 and has approved the engagement conditions and the extent of its professional scope; has reviewed the agreement for any services for the external auditor, whether or not they are audit-related and established the level of compensation; has reviewed the quarterly and annual books; and discussed related matters with the team of management and the external auditor. In the same regard, the committee also informed itself of the main activities of the internal auditor and the corrective actions implemented in each case.

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

     In 2005, all Other Fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

      Not applicable.

PART III

Item 17. Financial Statements

      The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

      The following financial statements are filed as part of this Annual Report:

Independent Auditors’ Report for years ended December 31, 2005, 2004 and 2003
Consolidated Balance Sheets as of December 31, 2004 and 2003
Consolidated Statements of Income for years ended on December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Shareholders’ Equity for years ended on December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for years ended on December 31, 2005, 2004 and 2003

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association(3)
1.2	Amended and Restated Articles of Association (English translation)(3)
1.3	Article 5 of the Articles of Association as amended on November 8, 2004 and currently in effect
2.1	Indenture among Telefónica del Perú S.A.A. as Issuer, JPMorgan Chase Bank, N.A., as Trustee, Registrar, New York
Paying Agent, Calculation Agent, Authentication and Transfer Agent and Registrar, and JPMorgan Chase Bank,
N.A., London Office, as London Paying Agent, initially relating to 8.000% Senior Notes due April 11, 2016, dated as of October 11, 2005.
4.3	Option Agreement for the Subscription for Shares, dated October 20, 1999, Telefónica del Perú S.A.A. and Terra
Networks, S.A. (English version)(2)
4.4	Option Agreement for the Subscription for Shares, dated October 20, 1999, between Telefónica del Perú S.A.A. and
Terra Networks, S.A. (Spanish version)(2)
4.5	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra
Networks Perú S.A. (English version)(2)
4.6	Asset Purchase Agreement, dated October 20, 1999, between Telefónica Servicios Internet S.A.C. and Terra
Networks Perú S.A. (Spanish version)(2)
4.7	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica
Servicios Internet S.A.C. and Terra Networks S.A. (English version)(2)
4.8	Agreement for Provision of Services, dated October 20, 1999, among Telefónica del Perú S.A.A., Telefónica
Servicios Internet S.A.C. and Terra Networks S.A. (Spanish version)(2)
4.9	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atento Holding
Telecomunicaciones S.A. (English version)(2)
4.10	Share Purchase Agreement, dated September 30, 1999, between Telefónica del Perú S.A.A. and Atento Holding
Telecomunicaciones S.A. (Spanish version)(2)
4.11	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (English version)(1)
4.12	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Empresa Nacional de Telecomunicaciones del Perú S.A. (Spanish version)(1)
4.13	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (English version)(1)
4.14	Transfer Contract of Technical and Management Capacity, dated May 16, 1994, between T.I. Telefónica
Internacional de España, S.A. and Compañía Peruana de Telefonos, S.A. (Spanish version)(1)
4.15	Contract for Recognition of Debt and Payment Commitment Subject to Variable Interest Rate, dated January 11,
2000, between Telefónica del Perú S.A.A. as Creditor and Telefónica Móviles S.A.C. as Debtor(2)
4.16	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios
Compartidos S.A.C. (English version)(3)
4.17	Contract for Services, dated April 1, 2001 between Telefónica del Perú S.A.A. and Telefónica Gestión de Servicios
Compartidos S.A.C. (Spanish version)(3)
4.18	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e
Información S.A. (English version)(3)

Exhibit Number	Description

4.19	Share Purchase Agreement, dated February 8, 2002, between Telefónica del Perú S.A.A. and Telefónica Publicidad e Información S.A. (Spanish version)(3)
4.21	Additional Clause to Technical Capacity and Management Transfer Agreement, dated May 23, 1995, between Telefónica del Perú S.A.A. and Telefónica Internacional S.A.(4)
4.22	Addendum to the Technical Capacity and Management Transfer Contract, dated September 30, 2004(5)
4.23	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.24	Addendum to the Concession Agreement for the Provision of Carrier Service and Local Telephone Service at the Department of Lima and at the Callao Constitutional Province, dated May 18, 2001, between Telefónica del Perú
S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.25	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service and National and International Long Distance Service within the Republic Perú, dated November 22, 1999, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.26	Addendum to the Concession Agreement for the Provision of Carrier Service, Local Telephone Service, and National and International Long Distance Service within the Republic of Perú, dated May 18, 2001, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.27	Addendum to the Concession Agreement, dated July 25, 2000, between Telefónica del Perú S.A.A. and the Ministry of Transport, Communications, Housing and Construction(4)
4.28	Amended and Restated Trust Agreement, dated as of December 16, 1998, amended and restated as of December 17, 2001, between Telefónica del Perú S.A.A. and The Bank of New York(4)
4.29	Amendment No. 1, dated January 21, 2004 to Deposit Agreement dated as of July 1, 1996 among Telefónica del Perú
S.A.A. and JPMorgan Chase Bank(6)
8.1	List of Subsidiaries
11.1	Code of Ethics(7)
12.1	Section 302 CEO Certification of the Annual Report
12.2	Section 302 CFO Certification of the Annual Report
13.1	Section 906 CEO Certification of the Annual Report
13.2	Section 906 CFO Certification of the Annual Report

(1)	Incorporated by reference to the registration statement of Telefónica del Perú S.A.A. on Form F-1, registration number 333-4768 filed on June 28, 1996.

(2)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2000.

(3)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2001.

(4)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2002.

(5)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2004.

(6)	Incorporated by reference to the post-effective amendment No. 1 to the registration statement of Telefónica del Perú S.A.A. on Form F-6, registration number 333-04842.

(7)	Incorporated by reference to the Annual Report of Telefónica del Perú S.A.A. on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report hereby on its behalf.

TELEFÓNICA DEL PERÚ S.A.A.

By:	/s/ Michael Duncan Cary – Barnard

	Name:	Michael Duncan Cary – Barnard
	Title:	Chief Executive Officer

Date: April 13, 2006

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2003, 2004 and 2005 together with Report of Independent Registered Public Accounting Firm

Telefónica del Perú S.A.A. and Subsidiaries

Index to consolidated financial statements

Page

Report of Independent Registered Public Accounting Firm as of December 31, 2005	F-2
Consolidated balance sheets as of December 31, 2004 and 2005	F-3
Consolidated income statements for the years ended December 31, 2003, 2004 and 2005	F-4
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-6
Notes to the consolidated financial statements	F-8

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Telefónica del Perú S.A.A.

We have audited the accompanying consolidated balance sheet of Telefónica del Perú S.A.A. and Subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica del Perú S.A.A. and Subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Peru, which differ in certain significant respects from U.S. generally accepted accounting principles to the extent summarized in note 30 to the consolidated financial statements.

Countersigned by,

Marco Antonio Zaldívar C.P.C Register Nº12477

Lima, Peru,
February 9, 2006

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated balance sheets
As of December 31, 2004 and 2005

	Note	2004	2005	2005		Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)			S/(000)	S/(000)	US$(000)
Assets					Liablities and shareholders´ equity
Current assets					Current liabilities
Cash and banks	5	63,332	634,189	184,841	Bank loans and overdrafts	13	206,847	247,306	72,080
Trust fund	6	37,325	38,327	11,171	Trade accounts payable	14	478,260	512,924	149,497
					Accounts payable to related companies	18	32,958	5,990	1,746
Trade accounts receivable, net	7	569,592	698,615	203,618	Other accounts payable	15	1,023,037	1,084,605	316,119
Accounts receivable from related companies	18	134,280	75,140	21,900	Promissory notes	16	95,000	126,900	36,986
					Current portion of long-term debt	17	488,707	432,960	126,191
Other accounts receivable, net	8	53,950	32,062	9,345
					Total current liablities		2,324,809	2,410,685	702,619
Inventories, net		37,558	39,583	11,537
					Non-current liabilities
Prepaid taxes and expenses	9	41,307	38,473	11,213	Long term debt	17	1,020,141	1,914,550	558,015

Total current assets		937,344	1,556,389	453,625	Deferred income tax and workers´profit sharing	19	1,009,042	667,357	194,508

					Total non-current liablities		2,029,183	2,581,907	752,523
Non-current assets
					Total liabilities		4,353,992	4,992,592	1,455,142
Investments, net	10	104,402	10,703	3,119
Property, plant and equipment, net	11	5,814,491	5,289,166	1,541,581	Shareholders’ equity	20
					Capital stock		2,355,086	1,924,595	560,943
Intangibles and goodwill, net	12	225,141	328,891	95,859	Treasury stock		(21,896)	(21,896)	(6,382)
Prepaid taxes and expenses	9	-	10,487	3,057	Legal reserves		372,365	33,275	9,698

					Other reserves		-	(6,026)	(1,756)
					Accumulated results		21,831	273,096	79,596

Total non-current assets		6,144,034	5,639,247	1,643,616

					Total shareholders´ equity		2,727,386	2,203,044	642,099

Total assets		7,081,378	7,195,636	2,097,241	Total liabilities and shareholders´ equity		7,081,378	7,195,636	2,097,241

The accompanying notes are an integral part of these consolidated balance sheets.

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2003, 2004 and 2005

	Note		2003	2004	2005	2005
			S/(000)	S/(000)	S/(000)	US$(000)

Operating revenues
Fixed local telephone services			1,477,235	1,362,499	1,274,681	371,519
International long distance telephone services			569,365	459,046	427,621	124,635
Public and rural telephone services			609,899	594,229	598,010	174,296
Internet			196,306	295,448	393,108	114,575
Cable television			311,572	310,903	340,317	99,189
Business communications			131,220	96,922	81,631	23,792
Others			320,443	340,248	404,999	118,041

			3,616,040	3,459,295	3,520,367	1,026,047
Operating expenses
General and administrative	21		(1,026,383)	(923,140)	(1,007,288)	(293,584)
Personnel	22		(423,911)	(383,739)	(392,947)	(114,528)
Depreciation	11		(916,693)	(910,327)	(1,063,857)	(310,072)
Amortization	12		(135,027)	(83,365)	(91,768)	(26,747)
Technology transfer and Management fees	23		(309,905)	(157,843)	(45,336)	(13,214)
Supplies			(63,515)	(69,692)	(96,065)	(27,999)
Back office and shared services center			(102,989)	(93,529)	(84,413)	(24,603)
Provision for impairment of assets			-	(27,073)	(1,532)	(447)
Capitalization of personnel costs from
telephone plant construction			47,311	38,293	27,286	7,953

Operating income			684,928	848,880	764,447	222,806

Other (expenses) revenues
Financial revenues	24		73,911	99,515	71,657	20,885
Financial expenses	24		(230,650)	(190,447)	(203,098)	(59,195)
Other revenues	25		105,659	117,421	121,001	35,267
Other expenses	25		(400,751)	(416,269)	(245,128)	(71,445)
Gain from exposure to inflation	3		50,599	71,035	-	-

Income before workers´profit sharing and
income tax			283,696	530,135	508,879	148,318
Workers´profit sharing	19	(b)	(69,868)	(128,309)	(67,762)	(19,750)

Income tax	19	(b)	(190,807)	(350,922)	(184,549)	(53,789)

Net income			23,021	50,904	256,568	74,779

Basic and diluted earnings per share	26		0.013	0.030	0.151	0.044

Weighted average number of shares
outstanding, adjusted by stock splits
(stated in thousands of units)	26		1,721,964	1,710,200	1,704,508	1,704,508

The accompanying notes are an integral part of these consolidated statements.

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity
For the years ended December 31, 2003, 2004 and 2005

	Number of	Capital	Treasury	Legal	Other	Accumulated
	shares, note 20	stock	stock	reserves	reserves	results	Total
	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of December 31, 2002	1,721,964	3,098,199	-	366,572	-	175,244	3,640,015
Transfer of retained earnings to legal reserve, Note 20(c)	-	-	-	3,385	-	(3,385)	-
Dividend declared	-	-	-	-	-	(174,076)	(174,076)
Amortization of accumulated deferred income tax	-	-	-	-	-	(25,624)	(25,624)
Net income	-	-	-	-	-	23,021	23,021

Balance as of December 31, 2003	1,721,964	3,098,199	-	369,957	-	(4,820)	3,463,336
Transfer of retained earnings to legal reserve, Note 20(c)	-	-	-	2,408	-	(2,408)	-
Treasury stock, Note 20(b)	(17,456)	-	(21,896)	-	-	-	(21,896)
Capital stock reduction, Note 20(a)	-	(743,113)	-	-	-	-	(743,113)
Other equity reductions, Note 19(a)	-	-	-	-	-	(21,845)	(21,845)
Net income	-	-	-	-	-	50,904	50,904

Balance as of December 31, 2004	1,704,508	2,355,086	(21,896)	372,365	-	21,831	2,727,386

Transfer of retained earnings to legal reserve, Note 20(c)	-	-	-	5,303	-	(5,303)	-
Reserve capitalization, Note 20(c)	-	344,393	-	(344,393)	-	-	-
Capital stock reduction, Note 20(a)	-	(774,884)	-	-	-	-	(774,884)
Others, Note 20(d)	-	-	-	-	(6,026)	-	(6,026)
Net income	-	-	-	-	-	256,568	256,568

Balance as of December 31, 2005	1,704,508	1,924,595	(21,896)	33,275	(6,026)	273,096	2,203,044

The accompanying notes are an integral part of these consolidated statements.

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	S/(000)	S/(000)	S/(000)	US$(000)
Operating activities
Collections from clients and others	4,072,672	3,918,140	4,144,565	1,207,976
Other collections related to the activity	32,284	120,974	56,068	16,342
Less:
Payments to suppliers of goods and services	(1,108,045)	(1,150,576)	(1,142,290)	(332,932)
Payments of salaries and social benefits	(477,528)	(465,927)	(543,147)	(158,306)
Tax payments	(825,500)	(745,162)	(1,147,518)	(334,456)
Interest payments	(110,846)	(85,584)	(107,078)	(31,209)
Other cash payments related to the activity	(270,150)	(210,009)	(106,165)	(30,943)

Cash provided by operating activities	1,312,887	1,381,856	1,154,435	336,472

Investing activities
Sale of property, plant and equipment	18,532	15,819	1,162	339
Purchase of property, plant and equipment	(533,076)	(587,684)	(579,056)	(168,772)
Sale of investments and other assets	61,652	24,536	94,597	27,571
Purchase of investments and other assets	-	(12,660)	(203,426)	(59,291)
Other cash collections (payments)	-	(150)	2,357	689

Cash used in investing activities	(452,892)	(560,139)	(684,366)	(199,464)

Financing activities
Increase of bank overdrafts	23,087	5,347	5,531	1,612
Increase of bank loans	591,568	187,000	303,405	88,430
Issuance of long-term debts	996,701	270,749	1,582,742	461,306
Dividends in advance and payment of dividends	(169,602)	(375)	(3,773)	(1,100)
Purchase of treasury stock	-	(21,896)	-	-
Payments of bonds	(1,369,083)	(328,867)	(782,088)	(227,948)
Payments of bank loans	(939,364)	(156,600)	(227,500)	(66,307)
Payments of bank overdrafts	-	(23,087)	(7,199)	(2,098)
Payment of capital reduction	-	(743,113)	(770,330)	(224,521)

Cash provided by (used in) financing activities	(866,693)	(810,842)	100,788	29,374

Increase (decrease) in cash and banks	(6,698)	10,875	570,857	166,382
Balance of cash and banks at the beginning of the year	59,155	52,457	63,332	18,459

Balance of cash and banks at the end of the year	52,457	63,332	634,189	184,841

F-6

Consolidated statements of cash flows (continued)

	2003	2004	2005	2005
	S/(000)	S/(000)	S/(000)	US$(000)
Reconciliation of net income with cash provided
by operating activities
Net income	23,021	50,904	256,568	74,779
Add (less) – non cash flow captions
Depreciation and amortization	1,051,720	993,692	1,155,625	336,819
Deferred income tax and workers’ profit sharing	(32,305)	(72,822)	(340,491)	(99,240)
Provision for doubtful accounts	235,877	112,128	46,166	13,456
Sundry provisions	184,389	222,412	87,747	25,575
Provision for impairment of property, plant and
equipment, software and supplies	-	27,073	1,532	447
Income in sale of property, plant and equipment	(5,945)	(9,549)	(78)	(23)
(Income) loss in sale of permanent investments	1,000	(211)	608	177
Participations in result of related companies, net of
cash dividends received	(421)	(2,960)	(3,606)	(1,051)
Others, net	32,162	(49,434)	34,399	10,026
Gain from exposure to inflation	(50,599)	(71,035)	-	-
Net changes in current assets and liabilities
accounts:
Increase in trade accounts receivable, related
companies and other accounts receivable	(253,312)	(92,808)	(99,231)	(28,922)
Decrease (increase) in inventories	779	(17,410)	549	160
Decrease (increase) in taxes and prepaid expenses	22,997	31,120	(7,653)	(2,231)
Increase in trade accounts payable	87,987	54,320	3,517	1,025
Increase (decrease) in accounts payable to related
companies and other accounts payable	15,537	206,436	18,783	5,475

Cash provided by operating activities	1,312,887	1,381,856	1,154,435	336,472

The accompanying notes are an integral part of these consolidated statements.

Telefónica del Perú S.A.A. and Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2003, 2004 and 2005

1.       Economic activity

Telefónica del Perú S.A.A., (hereinafter “the Company”), subsidiary of Telefónica, S.A. (a company incorporated in Spain), is a telecommunications corporation, engaged in providing fixed local telephone services, public telephone services, data transmission, both domestic and international long-distance telephone services and internet throughout Peru. The Company is the major telecommunications operator in Peru and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

As of December 31, 2005 and 2004, the number of employees of Telefónica del Perú S.A.A. and its subsidiaries was 6,163 and 5,179, respectively. The Company’s legal address is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements as of December 31, 2004, which are presented for comparative purposes, were audited by other independent auditors who issued an unqualified opinion dated February 8, 2005. These consolidated financial statements were approved at the General Shareholders’ Meeting held on March 28, 2005. The consolidated financial statements for the year ended December 31, 2005 were approved by the Management of the Company on February 9, 2006 and will be submitted for approval to the General Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the General Shareholders’ meeting without changes.

All the Company’s subsidiaries are located in Peru. As of December 31, 2005 and 2004 the Company’s subsidiaries (the “Subsidiaries”) are:

Telefónica Servicios Integrados S.A.C. (includes Zeleris Peru S.A.C.)
Telefónica Multimedia S.A.C.
Transporte Urgente de Mensajería S.A.C.
Telefónica Servicios Comerciales S.A.C.
Telefónica Servicios Digitales S.A.C.
Servicios Editoriales del Perú S.A.C.
Telefónica Soluciones Globales Holding S.A.C. (includes Media Networks S.A.C.)
Media Networks Peru S.A.C. (formerly Antena 3 Producciones S.A.)
Telefónica Servicios Técnicos S.A.C.
Servicios Globales de Telecomunicaciones S.A.C.
Telefónica Empresas Perú S.A.A. (from the year 2005)

Notes to the consolidated financial statements (continued)

As of December 31, 2003, 2004 and 2005 the activity of the Company’s main subsidiaries as well as their main financial data are as follows:

Entity	Business activity	Percentage of ownership			Total assets			Total liabilities			Total shareholders´ equity			Net (loss) income

		2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
		%	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Telefónica Servicios Integrados S.A.C.	Advanced information and
	telecommunication system services.	99.99	99.99	99.99	-	-	4,029	81,839	3,708	3,143	(81,839)	(3,708)	886	1,147	6,885	594
Telefónica Multimedia S.A.C. (*)	Cable television services.	99.99	99.99	99.99	198,068	456,969	424,844	84,952	144,247	140,611	113,116	312,722	284,233	22,166	44,501	6,060
Transporte Urgente de Mensajería	Courier services.
S.A.C.		99.99	99.99	99.99	13,900	20,061	15,094	9,858	15,531	11,305	4,042	4,530	3,789	1,330	488	(741)
Telefónica Servicios Comerciales S.A.C.	Telecommunication related
	administrative services.	99.90	99.99	99.99	28,912	11,576	22,117	13,786	7,606	12,518	15,126	3,970	9,599	12,869	3,969	5,629
Telefónica Servicios Digitales S.A.C.	Services of converting and processing
(****)	documentary images, as well as
	electronic consulting of converted and
	stored images.	51.00	51.00	51.00	6,308	5,106	4,061	10,793	10,416	8,089	(4,485)	(5,310)	(4,028)	(1,734)	(825)	(796)
Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of
	various printed publications.	99.99	99.99	99.99	7,788	9,783	10,120	27,698	4,806	4,200	(19,910)	4,977	5,920	(370)	(113)	943
Media Networks Perú S.A.C. (**)	Production, distribution and sale of
	television programs.	-	99.99	99.99	25,680	23,797	27,079	11,585	9,841	14,717	14,095	13,956	12,362	908	(139)	(1,594)
Telefónica Empresas Perú S.A.A. (***)	Advisory, consulting, development and
	exploitation services on information
	and telecommunication systems.	-	-	98.43	-	187,004	221,226	-	73,935	92,791	-	113,069	128,435	-	7,816	15,366

(*)	On March 26, 2004, the Company’s General Shareholders’ Meeting approved the reorganization of the Company in benefit of its subsidiary Telefónica Multimedia S.A.C. As a result, in August 2004, the Company spun-off and transferred to Telefónica Multimedia S.A.C. the equity block composed by assets and liabilities related to the cable television business. The transferred assets and liabilities amounted approximately to S/205,994,000 and S/51,204,000 respectively. Such above-mentioned spin-off and transfer had no effect on the Company’s and its subsidiaries consolidated financial statements.

(**)	On November 2004, the Company acquired 99.99 percent of the capital stock of Media Networks Perú S.A.C. (former Antena 3 Producciones S.A.) which belonged to Antena 3 Television S.A., company domiciled in Spain, for an amount of US$3,850,000. At the acquisition date, the shareholders’ equity of Media Netwoks Peru S.A.C. was not significantly different from the acquisition cost.

(***)	On October 2005, the Company acquired 98.43 percent of the capital stock of Telefónica Empresas Perú S.A.A. which belonged mainly to Telefónica Datacorp S.A., company domiciled in Spain, for an amount of S/243,650,000. At the acquisition date, the shareholders’ equity of Telefónica Empresas Perú S.A.A. amounted to S/119,981,000, consequently the acquisition generated a goodwill amounting to S/123,669,000. See Note 12(c).

(****)	As of January 13, 2006, Telefónica del Perú S.A.A. acquired Telefónica Servicios Digitales S.A.C.’s shares reaching an ownership of 99.99 percent.

Notes to the consolidated financial statements (continued)

2.       Concession contract and rates

(a) Concession contracts -

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation and Communications (MTC), concession agreements to provide (i) carrier and fixed local telephone services in Lima and Callao Province and (ii) carrier, fixed local telephone services and long-distance telephone services in the Republic of Peru. These contracts have the status of law and were previously approved by Supreme Decree Nº11-94-TCC, dated May 13, 1994; subsequently Supreme Decree Nº21-98-MTC dated August 4, 1998 and Ministerial Resolutions Nº 272-99-MTC/15.03 and Nº157-2001-MTC/15.03 modified the concession agreements.

The concession contracts, considering the modifications approved by Supreme Decree Nº21-98-MTC, contain, among others, the following provisions:

-	The services provided include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

-

The concession term is 20 years, which may be renewed gradually at the Company’s request for periods of up to five (5) additional years to the concession term. In this case, the renewal must be agreed each five-year period counted as from the effective date, up to a maximum of 20 years.

By means of Ministerial Resolution Nº 272-99-MTC/15.03 dated June 23, 1999, the Peruvian State granted the first partial renewal, extending the concession term until 2019.

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

-	Fixed local telephone services and domestic and international long-distance carrier telephone services are under a maximum rate regime.

-	The obligation to enter, with the approval of OSIPTEL, into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications services.

-	The Company is obliged to fulfill, among others, quality and expansion goals related to fixed local telephone services and domestic and international long - distance services. As of the date of this report, the Peruvian State has acknowledged that all the goals assigned to the Company had been satisfactorily fulfilled.

Notes to the consolidated financial statements (continued)

(b) Rates -

The rates of fixed local telephone and international long-distance services are adjusted on a quarterly basis according to the service ranges, and are calculated with the price caps formula established based on a mix of inflation and a productivity factor. According to the concession contracts, the value of the productivity factor must be reviewed every three years. The first productivity factor, in force from September 2001 to August 2004 was fixed by OSIPTEL in -6% per year. Starting as of September, 2001, the Company made twelve quarterly rate adjustments until August, 2004.

In the first half of 2004, OSIPTEL reviewed the value of the productivity factor. As a result of this process, the regulating entity fixed this factor in -10.07% per year for installation charge, fixed monthly rate and fixed local telephone service; and -7.80% per year for domestic and international long-distance services for the period between September 2004 and August 2007.

Due to OSIPTEL’s decision, the Company filed a “Request for Reconsideration”, asking for reformulation of the productivity factor in order to decrease its value. The Company indicated that when a variable called operating economic surplus is added to the productivity factor, the said value is overestimated. The Request was rejected; however, the Company has the right to submit this case to arbitration. As of the date of this report, the Company’s Management is evaluating different actions that could be taken.

However, in order to strictly comply with the concession contract, the Company had made the first six quarterly rate adjustments according to the new productivity factor rate. Such reductions were oriented to benefit its clients, eliminating the calling charge for local traffic excess, the reduction of the fixed monthly charge and local rates in some types of tariff plans, as well as the increase of the minutes offered in the fixed monthly charge of the most economic telephone plans.

In May 2004, OSIPTEL established the application of quarterly tests to rates imputation for domestic long-distance services of Telefónica del Perú S.A.A. in order to prevent anti-competitive actions or strategies for being an important supplier and vertically integrated. As a result of the Company’s discrepancy of the need of applying such tests, OSIPTEL published, at the end of the year 2005, a standard project to substitute the existing procedure and extend its scope to other telecommunication public services.

During the year 2005, OSIPTEL started an unsolicited procedure to review the maximum rate regime of the data transmission services using ATM virtual circuits with ADSL access, which supports the value added service commercially denominated Speedy. Additionally, OSIPTEL, due to a request made by Telefónica del Perú S.A.A., started a procedure in order to state a maximum rate regime for the local reverted collect service from public telephones. According to the standards in force, the Company has presented its proposed rates to the referred procedures as well as for the ones started at the end of the previous year, where the review of the rates for the leasing of domestic long distance circuits and the rates for calls made from and to rural zones are considered the most important.

Notes to the consolidated financial statements (continued)

3.       Accounting principles

The significant accounting principles used by Telefónica del Perú S.A.A. and its subsidiaries are as follows:

(a) Basis of preparation and accounting changes -

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its subsidiaries, which are carried at the nominal values of the transaction’s date in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) and the pronouncements of the Interpretations Committee (SIC), authorized by the National Accounting Standards Board (CNC). As of December 31, 2005 and 2004, the CNC has authorized the IAS 1 to 41, and SIC 1 to 33, which are currently in force.

By means of Resolution No.031-2004-EF/93.01 of the National Accounting Standards Board dated May 11, 2004 and by law N°28394 dated November 22, 2004, the restatement of the financial statements to recognize the effect of inflation was suspended as of 2005. Both Standards stated that the restated balances as of December 31, 2004 will be considered as the initial balances as of January 1, 2005.

In the preparation and presentation of the accompanying consolidated financial statements as of December 31, 2005 and 2004, the Company’s and its subsidiaries’ Management have complied with the inflation restatement standards as well as with the applicable IAS and SICs in force in Peru.

According to the Peruvian Wholesale Price Index (WPI), published by the National Institute of Statistics and Informatics (INEI), inflation was 4.9 percent in the year 2004. The inflation net gain resulting from said adjustment amounted to S/71,035,000 and is included in the consolidated statements of income.

(b) Use of estimates and assumptions -

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of assets and liabilities, revenues and expenses reported and the disclosure of material contingencies in the notes to the consolidated financial statements. Estimates and judgments are periodically assessed and are based on historical experience and other factors, including, among others, expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. The most significant estimates included in the accompanying consolidated financial statements are related to the provision for doubtful accounts, property, plant and equipment depreciation, provision for impairment of fixed assets and intangibles, assets and liabilities for deferred income tax and workers’ profit sharing, as well as the provision for other accounts payable.

Notes to the consolidated financial statements (continued)

(c) Consolidation principles -

The Company has the power to manage the financial and operating policies of its subsidiaries, which are entities in which the Company has control, and are listed in Note 1.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The consolidated financial statements include assets, liabilities, revenues and expenses of the Company and its subsidiaries. All transactions between these companies, balances and unrealized profits or losses have been eliminated in the accompanying consolidated financial statements. When necessary, the accounting policies of the subsidiaries have been modified in order to uniform them to the accounting policies used by the Company. The minority interest resulting from the consolidation process is not material for the consolidated financial statements.

(d) Foreign currency transactions -

The functional currency of the Company and its subsidiaries is the Peruvian Nuevos Soles. Accordingly the Company and its subsidiaries record their foreign currency transactions by applying the exchange rate as of the date of the transaction. Differences between the exchange rate in which the transaction is settled or the exchange rate at the balance sheet date and the exchange rate initially used to record the transaction are recognized in the consolidated income statement in the caption financial revenues and expenses in the period in which they arise.

(e) Financial instruments -

Financial assets and financial liabilities presented in the consolidated balance sheet include cash and banks, trust fund, trade accounts receivable, accounts receivable from related companies, other accounts receivable, investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies described in this note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the underlying contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity.

Financial instruments are offset when the Company and its subsidiaries have a legally enforceable right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

Financial derivatives are initially recognized in the consolidated balance sheet at cost and then recorded at their estimated market value. This value is determined based on the market exchange and interest rates. All the financial derivatives are recorded as assets when the market value is positive and as liabilities when the market value is negative. The profit or losses resulting from changes in the

Notes to the consolidated financial statements (continued)

estimated market value are recorded in the consolidated results of the period, except for the derivatives designated as cash flow hedge, where the change of value is initially recognized in equity and recorded into profit or loss when the underlying payable or receivable affects the income statement.

(f) Trust fund -

The trust fund consists of cash and investments in debt instruments of the United States of America Treasury that guarantee the operation of securitization explained in Note 17(c). These investments are stated at cost. Interest received from cash and investments is reported as interest income.

(g) Trade accounts receivable -

Trade accounts receivable are recorded as described in paragraph (o) below.

The Company estimates on a collective basis its provision for doubtful accounts for its financial assets that are individually not significant, assessing whether there is any objective evidence that the accounts receivable value may be impaired. The Company has determined, based on historical experience, that the accounts receivable overdue for more than four months from the invoicing date are not recoverable.

Likewise, for those assets that are individually significant, the Company makes specific evaluations to determine if there is any objective evidence that the accounts receivable value may be impaired. The allowance is recorded in the general and administrative expenses caption of the consolidated statement of income. In Management’s opinion, this procedure permits a reasonably estimate of the allowance for doubtful accounts, considering the client’s characteristics in Peru and the criteria established in IAS 39.

(h) Inventories -

Inventories comprising supplies are stated at the lower of cost or net realizable value and are presented net of allowance for obsolescence.

Cost is determined by using the monthly average-cost method, except for inventories in transit that are recorded at their specific purchase cost.

The allowance for impairment is determined considering an analysis of the turnover of inventories which is made continuously.

(i) Investments -

The investments in international telecommunications organizations are stated as investments available for sale and are recorded at their fair value, in accordance with IAS 39, modified in March 31, 2004. The profit or loss of a financial asset available for sale is recorded in the results of the year in which it has arisen, and is shown in the “Other revenues” and “Other expenses” captions of the consolidated statement of income.

Other investments correspond to participations in non-consolidated related companies, which are recorded at cost, less the provision for loss in value deemed to be permanent.

Notes to the consolidated financial statements (continued)

(j) Property, plant and equipment -

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. See paragraph (q). Certain assets originally belonging to ENTEL Peru were revalued according to appraisal values determined by independent appraisers as of December 31, 1992. The higher value arising from this revalued was credited to shareholders’ equity.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Buildings and other constructions	33
Telephone plant	5 to 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Subsequent disbursements incurred after fixed assets have already been placed in use are capitalized as additional cost of the assets, only when it is likely that such disbursements will contribute to the generation of future economic benefit beyond the originally assessed standard performance of the assets. Maintenance and minor renewals are charged to expenses as incurred.

Payroll of employees that are directly related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the telephone plant and data transmission assets under construction and is stated at cost. This includes the cost of construction, plant and equipment, and other direct costs; it also includes the cost of important spare parts directly identifiable with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

(k) Finance leases -

Finance leases are recognized, at the beginning of the contract, recording the correspondent assets and liabilities at amounts equal to the fair value of the leased property or, if lower, at the present value of the lease payments. Initial direct costs incurred are included as part of the asset.

Lease payments are distributed between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term periods.

Notes to the consolidated financial statements (continued)

Finance lease give rise to depreciation expenses for the leased assets as well as interest expense for the correspondent liability. The depreciation policy for leased assets is consistent with that for other depreciable assets of the Company and its subsidiaries.

(l) Intangibles -

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured. After initial recognition, intangible assets are measured at cost less accumulated amortization, and any accumulated loss for impairment, see paragraph (q). Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed at each year end.

(m) Goodwill -

Goodwill corresponds to the excess of the acquisition cost of the subsidiaries Telefónica Multimedia S.A.C. and Telefónica Empresas S.A.A. over the share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Goodwill is amortized on a straight-line basis over a 10 and 5 year period, respectively. Goodwill is carried at cost less accumulated amortization and any accumulated impairment loss.

(n) Provisions -

A provision is recognized only when the Company and its subsidiaries have a present obligation as a result of a past event and, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation of the amount of the obligation can be made. Provisions are reviewed at each period and are adjusted to reflect the best estimate as of the consolidated balance sheet date. When the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed in notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

(o) Revenues, costs and expenses recognition -

Revenues for telephone services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephone and domestic and international long distance services are recorded over a cyclical billing system. Services not billed from the closing day of the billing to the last day of the month, are included in the next cyclical billing and the corresponding estimated income is recorded.

Notes to the consolidated financial statements (continued)

Business communications revenues are recorded, depending on the service, both as the services are provided or on a cyclical basis as described in the paragraph above.

Cable television revenues are derived primarily from monthly charges and recognized at the end of the month in which the service is provided.

Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(p) Income tax and workers’ profit sharing -

Income tax and workers’ profit sharing are computed based on individual financial statements of the Company and each of its subsidiaries. The income tax and workers’ profit are accounted for in accordance with IAS 12. Income tax and workers’ profit rates applicable to the Company and its subsidiaries are 30 and 10 percent, respectively.

Deferred income tax and workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be settled. The measurement of deferred assets and liabilities reflects the tax consequences that arise from the manner in which the Company and its subsidiaries expects, at the consolidated balance sheets dates, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred assets can be offset. At each consolidated balance sheet date, the Company evaluates unrecognized deferred tax assets and the carrying amount of recognized deferred tax assets.

According to accounting standards, the deferred income tax and workers’ profit sharing are computed based on the tax rate applicable to its non-distributed earnings; any additional tax on distribution of dividends is recorded on the date such distribution is approved.

(q) Impairment of assets -

The net book value of property, plant and equipment and intangibles is reviewed for impairment whenever events or changes indicate that the carrying amount of such assets may not be recoverable. When the book value of the asset exceeds its recoverable value, an impairment loss is recognized in the consolidated income statement.

In subsequent periods, when events or changes indicate that the impairment is no longer required, it is reversed. The recoverable value is defined as the higher amount of an asset’s net selling price or its

Notes to the consolidated financial statements (continued)

value in use. The net selling price is the amount obtainable from the sale of an asset in a free market transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. The recoverable amount is determined for individual assets or, if not possible, for the cash generating unit.

As of December 31, 2004 and 2005, Management estimates that there are no economic events or changes that indicate that the net book value of property, plant and equipment and intangibles are not recoverable.

(r) Cash and cash equivalents -

Cash includes cash balances and bank deposits. Cash equivalents are short-term highly liquid investments that are easily converted to known amounts of cash and have original maturities of less than three months.

(s) Earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding during the year. Capital shares that may be issued or cancelled due to the capital restatement of the capital share and the adjustment for inflation of the consolidated financial statements are considered a split of capital shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding. The Company and its subsidiaries have no financial instruments with potentially dilutive effects, and therefore, basic and diluted earnings per share are the same.

(t) Business segments -

For Management purposes, Telefónica del Perú S.A.A. and its subsidiaries are organized into five major operating businesses (fixed local telephone services, long distance services, cable television services, equipment supply and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company and its subsidiaries report their primary segment information. Financial information on business and geographical segments is presented in Note 28.

(u) Consolidated financial statements as of December 31, 2003 and 2004 -

Certain figures corresponding to the consolidated cash flows for the years 2003 and 2004 have been re-classified to make them comparable with the present exercise, due to improvements introduced in the determination of 2005 figures. The re-classifications have not modified the amount of net cash flow presented in the prior years.

Notes to the consolidated financial statements (continued)

(v) New accounting pronouncements -

On April 2002, the International Accounting Standards Board (IASB) approved the introduction of the International Financial Reporting Standards (IFRS). The IFRS includes standards and interpretations approved by the IASB and the SIC interpretations issued under previous constitutions to date, IASB is making certain changes and issuing new versions of the IAS to replace those previously used; as well as issuing various IFRS. At the international level, these changes and certain updated versions of the IAS are currently in effect, or will become effective together with the IFRS, as from January 1, 2005. These changes and the new standards issued will be applicable in Peru as from January 1, 2006 according to Resolution N° 034-2005-EF/93.01 of the CNC dated February 2005.

On February 3, 2006, the CNC, according to the Resolution N°038-2005-EF/93.01, suspended until December 31, 2006, the obligation of adopting the IAS 21 “The effects of changes in foreign exchange rates” (modified in the “Improvement Project”, December 2003) and restore for the same period the application of the IAS 21 (reviewed in 1993), as well as the SICs 19 and 30; except for the alternative treatment described in paragraphs 20, 21 and 22 of such IAS. Likewise, the CNC, decided to uphold the application in Peru of the Equity’s Participation Method in the preparation of individual financial statements, for the valuation of its subsidiaries, related entities and associatives, in addition to the methods established in IAS 27 and 28 (modified in the “Improvement Project”, in December 2003).

4.       Translation of Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in constant nuevos soles. The translation of the nuevos soles amounts into U.S. dollars is included solely for the convenience of the reader, using the exchange rate as of December 31, 2005 published by the Peruvian Superintendencia de Banca y Seguros (The Superintendency of Banks and Insurance), which was S/3.431 to US$1.00. The translation should not be construed as a representation that the nuevos soles amounts have been, could have been, or could in future be converted into U.S. dollars at this or any other exchange rate.

5.       Cash and banks

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Cash	2,701	11
Petty cash	578	730
Current and savings accounts (b)	46,044	149,429
Time deposits (c)	14,009	484,019

	63,332	634,189

Notes to the consolidated financial statements (continued)

(b) Current and savings accounts are maintained in local and foreign banks; are denominated in local currency and U.S. dollars. The savings accounts earn interests at market rates.

(c) Time deposits have original maturities of less than 90 days and may be renewed upon their maturity. As of December 31, 2005, mainly correspond to deposits kept in BBVA Banco Continental for S/327,504,000 and US$40,300,000 (S/14,009,000 as of December 31, 2004).

(d) There are no restrictions on the balances of cash and banks as of December 31, 2005 and 2004.

6.       Trust fund

Corresponds to the trust fund kept by the Company in the “Bank of New York” in guarantee of the securitization explained in note 17(c). The funds of the trust fund are provided by the collection accounts of the securitization above mentioned.

The funds may be used in the acquisition of short-term investments in U.S. Treasury Papers, or can be collocated in cash deposits. As of December 31, 2005 and 2004, such funds amounted approximately to US$11,182,000 (equivalent approximately to S/38,327,000), and US$11,380,000 (equivalent approximately to S/37,325,000), respectively.

7.       Trade accounts receivable, net

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Fixed local and public telephone services	1,165,804	1,258,139
Cable television	144,166	179,961
Business communications	107,290	152,361
Interconnection	69,825	93,881
Foreign telecommunications carriers	47,375	31,896
Other	80,430	102,985

	1,614,890	1,819,223
Less–Allowance for doubtful accounts (d)	(1,045,298)	(1,120,608)

	569,592	698,615

Notes to the consolidated financial statements (continued)

b) As of December 31, 2004 and 2005, the account receivable aging report consist of the following:

	2004	2005
	S/(000)	S/(000)

Outstanding	387,154	442,068
Overdue
- Until 1 month	70,236	98,311
- From 1 to 3 months	64,231	96,868
- From 3 to 6 months	63,237	69,690
- From 6 to 12 months	81,845	64,896
- More than 12 months	948,187	1,047,390

Total	1,614,890	1,819,223

(c) Trade accounts receivable have current maturities and do not earn interest. Local and public fixed telephone services are billed in nuevos soles. Cable television, business communications, interconnection, and foreign telecommunications carrier accounts receivable are billed in U.S. dollars. Other accounts receivable are mainly billed in U.S. dollars.

As of December 31, 2005, the Company has approximately 2,348,000 of fixed local and public telephone lines in service (2,151,000 as of December 31, 2004). Additionally, as of December 31, 2005 and 2004, the Company and its subsidiaries have approximately 340,000 and 205,000 broad band clients (Speedy and Cablenet), respectively.

(d) The movement of the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Beginning balance	944,328	1,050,542	1,045,298
Allowance of the year, Note 21	131,632	49,624	38,899
Exchange difference / loss from exposure to
inflation	(25,418)	(54,868)	7,877
Balance from Telefónica Empresas Perú
S.A.A., Note 1	-	-	28,534

Ending balance	1,050,542	1,045,298	1,120,608

In Management’s opinion, the allowance for doubtful accounts is sufficient to cover the credit risk of such accounts at the date of the consolidated balance sheets.

Notes to the consolidated financial statements (continued)

8. Other accounts receivable, net

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Accounts receivable due to coercive executions (b)	156,435	172,779
Claims to third parties	43,545	17,284
Loans to employees, note 18(c)	6,594	6,618
Accounts receivable from third parties	21,039	4,755
Advanced granted to suppliers	3,490	1,741
Others	5,903	9,637

	237,006	212,814
Less
Allowance for doubtful accounts	(183,056)	(180,752)

Total	53,950	32,062

(b) Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licences and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The Company’s internal legal advisors consider these cases have been initiated illegally, overcoming the Company’s defense right, or that they lack of the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. Management continues the relevant legal actions and, in virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Management is also assessing the seizures recoverability.

(c) Other accounts receivable are denominated in local and foreign currency, do not earn interest and have current maturities.

Notes to the consolidated financial statements (continued)

9 . Prepaid taxes and expenses

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Prepaid taxes and tax credits	9,123	20,954
Broadcasting rights for sports events (b)	12,237	5,713
Prepaid advertisement	4,442	-
Other prepaid expenses	15,505	11,806

Current prepaid expenses	41,307	38,473

Non-current prepaid expenses (c)	-	10,487

Total	41,307	48,960

(b) Correspond to rights acquired by Telefónica Multimedia S.A.C. to broadcast the soccer games played by several Peruvian professional clubs. These rights will be in force until 2006. The payment amount is amortized on a straight-line basis over the term of the rights.

(c) Corresponds to the transfer in onerous title of the long distance transmission circuit lease from Telefónica Móviles S.A.C. to Telefónica del Perú S.A.A. Since July 1°, 2005, the Company has been managing and receiving the benefits of such business.

Notes to the consolidated financial statements (continued)

10. Investments, net

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)
Associate
Teleatento del Perú S.A.C. (b)	7,739	9,150

	7,739	9,150
Investment available for sale
Share in Intelsat Ltd. (c)	95,205	-
Others	8,145	8,240

	103,350	8,240

	111,089	17,390
Less
Allowance for impairment in other investments	(6,687)	(6,687)

Total investments, net	104,402	10,703

(b) As of December 31, 2005 and 2004, Telefónica del Perú S.A.A. owns 30 percent of the capital share of Teleatento del Perú S.A.C.

(c) The Board of Directors meeting, held on October 20, 2004, approved the sale to Zeus Holding Ltd. of the Company’s total participation in INTELSAT Ltd. (1,548,075 shares). On January 28, 2005, INTELSAT Ltd. announced the end of the negotiations with Zeus Holding Ltd., by means of which every shareholder, including the Company, received US$18.75 cash per share. As of December 31, 2004 the Company has considered said ending value as the fair value and recognized, in the year 2004 results, an income of approximately S/36,295,000, which is included in the caption “Other revenues” of the consolidated statement of income. Likewise, in March 2005, the shares’ sale was effective for an amount of S/94,597,000 (equivalent to US$29,026,000), which was collected in April 2005, see note 25.

(d) On November 2004, the Company sold to Black Stone Group, through a private agreement, all its shares in New Skies Satellites, valued in US$7,843,000, equivalent to S/25,828,000, see note 25.

Notes to the consolidated financial statements (continued)

11.     Property, plant and equipment, net

(a) The movement and composition of these items are detailed below:

	Land S/(000)	Building and other constructions S/(000)	Telephone plant S/(000)	Equipment S/(000)	Vehicles S/(000)	Furniture and fixtures S/(000)	Construction in progress and units in transit S/(000)	Total 2005 S/(000)	Total 2004 S/(000)

Cost
Balance as of January 1	147,007	886,001	13,218,488	635,822	129,466	69,783	330,862	15,417,429	14,965,102
Additions	-	152	56,162	1,024	-	7	512,486	569,831	493,852
Transfer to intangibles, Note 12	-	-	-	-	-	-	(60,442)	(60,442)	(76,231)
Transfer	205	3,175	500,568	33,148	-	140	(537,236)	-	-
Assets from subsidiaries acquired, Note 1	-	524	95,110	90,504	595	1,927	6,617	195,277	31,861
Retirements and sales	(290)	(216)	(118,458)	(1,442)	(924)	-	(4)	(121,334)	(15,457)
Other	-	(142)	(4,112)	(186)	-	(4)	(878)	(5,322)	18,302

Balance as of December 31	146,922	889,494	13,747,758	758,870	129,137	71,853	251,405	15,995,439	15,417,429

Accumulated depreciation
Balance as of January 1	-	391,650	8,510,597	529,878	126,879	43,934	-	9,602,938	8,670,602
Additions	-	23,299	986,489	47,461	1,350	5,258	-	1,063,857	910,327
Accumulated depreciation from subsidiaries
acquired, Note 1	-	52	49,153	56,290	300	759	-	106,554	11,957
Retirements and sales	-	(190)	(67,455)	(1,072)	(785)	-	-	(69,502)	(2,217)
Allowance for impairment	-	-	2,652	1,241	-	-	-	3,893	13,851
Other	-	-	(1,467)	-	-	-	-	(1,467)	(1,582)

Balance as of December 31	-	414,811	9,479,969	633,798	127,744	49,951	-	10,706,273	9,602,938

Net book value	146,922	474,683	4,267,789	125,072	1,393	21,902	251,405	5,289,166	5,814,491

(b) The captions buildings and other constructions and vehicles include assets purchased under financial lease contracts. As of December 31, 2005 and 2004 the net book values of these assets amount approximately to S/292,000 and S/609,000, respectively.

Notes to the consolidated financial statements (continued)

(c) As of December 2005 and 2004, the costs of the fully depreciated assets that are still in use are approximately S/4,600,791,000 and S/3,555,338,000 respectively.

(d) The net balance of the property, plant and equipment as of December 31, 2005 includes the result of a voluntary revaluation made by ENTEL Peru as of December 31, 1992 based on an appraisal conducted by independent appraisers. The higher value arising from this revaluation was credited to shareholders´ equity.

As of December 31, 2005 the cost and accumulated depreciation of these assets amounted approximately to S/448,675,000 and S/337,723,000 respectively (S/448,888,000 and S/329,323,000 respectively as of December 31, 2004).

(e) As of December 31, 2005 and 2004, there are no assets that guarantee transactions with third parties, except for the assets obtained through finance leases mentioned in paragraph (b).

(f) During the year 2005 the Company and its subsidiaries, recorded an impairment loss amounting to S/3,893,000 (additional to the one recorded on books as of December 31, 2004), mainly from certain submarine cables and other equipment. As of December 31, 2005, the provision for impairment amounts to S/27,730,000.

(g) During 2005, the Company deactivated part of its radial technological multi-access stations located in several rural zones of the national territory, to be replaced by satellite technological stations. The migration corresponds to the need of leaving the 1.5 Hz band assigned to the digital broadcasting service by the Ministry of Transport and Communication. This migration will also allow continuous service compliance in rural zones, that at times, was affected by vandalism and robbery. This migration is being made in coordination with the Ministry of Transport and Communication. The net cost in books of the deactivated assets amounts to S/50,529,000, and is recorded in the caption “Other expenses, net” in the consolidated statement of income.

(h) In accordance with the policies established by Management, the Company and its subsidiaries maintain insurance contracts on their principal assets. As of December 31, 2005 and 2004 the Company has insured their property, plant and equipment for up to US$200,000,000 (equivalent to S/686,000,000). In Management’s opinion, the Company’s insurance policies are consistent with the international practice of the industry and cover the risk of eventual losses considering the type of assets owned by the Company and its subsidiaries.

(i) Construction in progress mainly consists in the construction of the telephone plant and data transmission. It also includes spare parts for S/63,992,000 and S/51,569,000, as of December 31, 2005 and 2004, respectively. See note 3(j).

Notes to the consolidated financial statements (continued)

12.     Intangibles and goodwill, net

(a) The movement and composition of intangibles are detailed below:

	Software	Wireless		Total	Total
	and SAP (b)	access fee	Others	2005	2004
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Balance as of January 1	704,738	54,559	1,554	760,851	682,972
Additions	88	4,440	116	4,644	-
Transfer from construction in progress, Note 11	53,850	6,578	14	60,442	76,231
Assets from subsidiaries acquired, Note 1	33,698	-	-	33,698	1,737
Retirements	(3,912)	-	-	(3,912)	(89)

Balance as of December 31	788,462	65,577	1,684	855,723	760,851

Accumulated amortization
Balance as of January 1	509,631	37,553	1,479	548,663	463,863
Additions	79,574	4,338	119	84,031	79,752
Accumulated amortization from subsidiaries acquired, Note 1	25,481	-	-	25,481	1,587
Allowance for impairment	-	-	-	-	4,000
Retirements	(2,458)	-	-	(2,458)	(539)

Balance as of December 31	612,228	41,891	1,598	655,717	548,663

Net book value of intangibles	176,234	23,686	86	200,006	212,188

Notes to the consolidated financial statements (continued)

The movement and composition of goodwill are detailed below:

	Total	Total
	2004	2005
	S/(000)	S/(000)
Cost
Balance as of January 1	36,144	36,149
Additions	-	123,669
Other	5	-

Balance as of December 31	36,149	159,818

Accumulated amortization
Balance as of January 1	18,932	23,196
Additions	3,613	7,737
Other	651	-

Balance as of December 31	23,196	30,933

Net book value of goodwill	12,953	128,885

Net book value of intangibles and goodwill	225,141	328,891

(b) Software and SAP includes the acquisition of SAP R/3 financial and accounting software and software licenses for platforms that support the commercial system.

(c) Goodwill corresponds to the difference between the acquisition cost of the subsidiaries Telefónica Multimedia S.A.C. and Telefónica Empresas S.A.A. and the capital share of the Company in the fair value of the acquired net assets. See Note 1.

(d) As of December 31, 2005 and 2004, Management has prepared forecasts of the estimated results for the next years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its intangibles, are greater than their book values and therefore, there is no need to record an additional provision for impairment, as of the date of the consolidated balance sheet.

(e) In 2004, the Company recorded a provision for impairment of S/4,000,000 corresponding to software.

Notes to the consolidated financial statements (continued)

13.     Bank loans and overdrafts

(a) This caption is made up as follows:

	Original
	currency	2004	2005
		S/(000)	S/(000)

Bank loans
Banco de Crédito del Perú	S/	62,000	141,000
Santander Overseas Bank, Inc.
(Puerto Rico)	US$	-	85,775
Banco Wiese Sudameris	S/	44,500	15,000
BBVA Banco Continental	S/	95,000	-

Total bank loans		201,500	241,775
Overdrafts		5,347	5,531

Total bank loans and overdrafts		206,847	247,306

(b) All bank loans have current maturities, are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c) Loans in Nuevos Soles as of December 31, 2005 and 2004, accrue a weighted average interest rate of 4.98 percent and 4.32 percent, respectively. The loans in foreign currency as of December 31, 2005, accrue an average interest rate of Libor plus 0.35 percentage points.

14. Trade accounts payable

(a) This caption is made up as follows:

	2004	2005
	S/(000)	S/(000)

Local suppliers	239,380	313,507
Foreign suppliers	32,992	18,065
Guarentee deposit for contractors	23,716	11,404
Other trade accounts payable	182,172	169,948

	478,260	512,924

(b) Trade accounts payable are denominated in Nuevos Soles and U.S. dollars, have current maturities, do not bear interest and are not guaranteed.

Notes to the consolidated financial statements (continued)

15. Other accounts payable

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Taxes	174,821	284,917
Workers’ profit sharing	134,910	180,587
Remunerations	79,459	73,527
Interests	28,228	27,297
Dividends	13,226	19,105
Other accounts payable (b)	592,393	499,172

	1,023,037	1,084,605

(b) Correspond mainly to various provisions made by the Company according to the practice indicated in note 3(n), based on their best estimations about the disbursements that would be required to settle obligations at the date of the consolidated balance sheet.

Management and its legal advisors consider that the recorded provisions are sufficient to cover the risks that may affect the business of the Company and its subsidiaries as of December 31, 2005 and 2004.

Notes to the consolidated financial statements (continued)

16.     Promissory notes

(a) As of December 31, 2004 and 2005 the Company maintains the following promissory notes in circulation:

				Weighted average	Currency of
Issuance number	Series	Issuance date	Maturity date	annual interest rate	contract	2004	2005
				%		S/(000)	S/(000)

Thirtieth	A	July 9, 2004	July 4, 2005	4.68	S/	35,000	-
Thirtieth	C	October 20, 2004	October 15, 2005	4.48	S/	60,000	-
Thirtieth	D	June 8, 2005	June 3, 2006	4.39	S/	-	25,000
Thirtieth-first	A	January 21, 2005	January 16, 2006	4.42	S/	-	35,000
Thirtieth-second	C	April 8, 2005	February 2, 2006	4.61	S/	-	38,800
Thirtieth-second	E	June 8, 2005	January 4, 2006	4.09	S/	-	28,100

						95,000	126,900

(b) On March 9, 1998, the General Shareholders’ Meeting approved the issuance of short-term promissory notes for up to US$180,000,000, denominated in local or foreign currency, to be executed over the next three years starting from the date the meeting was held; therefore expanding “The First Promissory Notes Program of Telefónica del Perú”, registered in 1996.
Under this approval, the “Second Promissory Notes Program of Telefónica del Perú’” was registered, with a maximum circulation amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution N°010-2000-EF/94.1 dated January 21, 2000.
The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Third Informative Prospect was authorized by means of CONASEV Resolution Nº 029-2004-EF.11 dated March 17, 2004.

(c) The General Shareholders’ Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issuance of short-term promissory notes adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. Likewise, it was specified that the principal of the debt obtained from the issuance of papers (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(d) The General Shareholders’ Meeting of the Company held on March 26, 2004 approved the issuance of this type of instruments until March 26, 2008, without any change in authorized amount and issuance limit.

Notes to the consolidated financial statements (continued)

17. Long-term debt

(a) This item is made up as follows:

	2004	2005
	S/(000)	S/(000)

Bonds (b)	981,018	1,592,653
Obligations (c)	425,355	671,089
Guarantee deposits and others	102,475	83,768

	1,508,848	2,347,510

Less–current portion	(488,707)	(432,960)

Non-current portion	1,020,141	1,914,550

Notes to the consolidated financial statements (continued)

(b) Bonds -

As of December 31, 2004 and 2005 the Company maintains the following obligations related to the issuance of bonds:

Program	Series	Issuance date	Maturity date	Nominal value	Authorized amount	Used amount	Nominal annual rate	2004	2005
					(000)	(000)	(**)	S/(000)	S/(000)

1st. Program	1st issuance	August 16, 1999	August 16, 2006	S/5,000	S/100,000	S/100,000	VAC(*) + 6.9375%	113,057	114,261
1st. Program	2nd issuance	October 11, 1999	October 11, 2009	S/5,000	S/70,000	S/43,710	VAC(*) + 7%	49,189	49,713
2nd. Program	3rd issuance	December 11, 2001	December 11, 2006	S/5,000	S/100,000	S/100,000	VAC(*) + 6.1875%	107,225	108,367
2nd. Program	5th issuance	May 13, 2002	May 13, 2007	S/5,000	S/30,000	S/12,140	VAC(*) + 6.25%	13,034	13,173
2nd. Program	Serie A 7th issuance	November 25, 2002	November 25, 2005	US$1,000	US$45,000	US$35,000	4.375%	114,905	-
2nd. Program	Serie B 7th issuance	December 6, 2002	December 6, 2005	US$1,000	US$45,000	US$10,000	4.00%	32,830	-
2nd. Program	Serie A 8th issuance	March 14, 2003	March 14, 2005	S/5,000	S/75,000	S/75,000	6.5%	75,000	-
2nd. Program	Serie B 8th issuance	April 22, 2003	April 22, 2005	S/5,000	S/15,000	S/15,000	6.1875%	15,000	-
2nd. Program	9th issuance	April 14, 2003	January 14, 2005	US$1,000	US$26,000	US$21,000	2.4375%	68,943	-
-	6th corporative bonds issuance Serie A	June 18, 2003	June 18, 2005	S/5,000	S/70,000	S/70,000	5.1875%	70,000	-
-	7th corporative bonds issuance	August 20, 2003	August 20, 2008	S/5,000	S/70,000	S/63,190	7.9375%	63,190	63,190
-	8th corporative bonds issuance	August 20, 2003	February 20, 2009	US$1,000	US$30,000	US$16,847	3.8125%	55,309	57,802
-	9th corporative bonds issuance	July 7, 2003	July 7, 2007	US$1,000	US$20,000	US$20,000	3.125%	65,660	68,620
3rd. Program	1st Serie A issuance	November 24, 2003	November 24, 2010	S/5,000	S/70,000	S/50,000	VAC(*) + 5%	52,130	52,685
3rd. Program	2nd Serie A issuance	April 20, 2004	April 20, 2007	S/5,000	S/70,000	S/30,000	5.3125%	30,000	30,000
3rd. Program	3rd Serie A issuance	June 30, 2004	December 30, 2007	S/5,000	S/70,000	S/30,000	8.1250%	30,000	30,000
3rd. Program	5th Serie A issuance	January 12, 2005	January 12, 2007	S/5,000	S/70,000	S/68,250	5.500%	-	68,250
3rd. Program	6th Serie A issuance	March 7, 2005	December 7, 2006	S/5,000	S/100,000	S/100,000	5.1875%	-	100,000
3rd. Program	7th Serie A issuance	April 20, 2005	October 20, 2006	S/5,000	S/130,000	S/70,000	5.500%	-	70,000
Senior Notes Due 2016	-	October 11, 2005	April 11, 2016	US$1,000	US$250,000	S/754,050	8%	-	760,274
Derivative valorization (***)								25,546	6,318

							Total	981,018	1,592,653
							Less-current portion	398,496	392,628

							Non-current portion	582,522	1,200,025

(*)	Constant restating value.

(**)	Interest is paid semiannually, except for bonds corresponding to the second program, 9th issuance, which were paid on a quarterly basis.

(***)	Includes S/6,026,000 which is presented in the caption “Other reserves” of the consolidated statement of changes in shareholders’ equity, corresponding to hedge derivatives.

Notes to the consolidated financial statements (continued)

(i)	According to its contractual conditions, bonds outstanding as of December 31, 2004 and 2005 mature as follows:

Maturity year	2004	2005
	S/(000)	S/(000)
2005	398,496	-
2006	220,282	392,628
2007	142,422	216,361
2008	63,190	63,190
2009	104,498	107,515
2010	52,130	52,685
Thereafter	-	760,274

	981,018	1,592,653

(ii)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054-99-EF and modified by Law 27804, interests are exempt from income tax until December 31, 2006. The exemption will not apply when the holder of the bonds is a bank or a financial entity.

(iii)	Funds received from issuance of bonds in public offering were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(iv)	The General Shareholders’ Meeting of Telefónica del Perú S.A.A. held on March 26, 2002, approved to modify the agreement on the issuance of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issuance of papers (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(v)	By means of the Resolution from CONASEV N°079-2003-EF/94.11 dated October 3, 2003, was registered in the Public Registry of Securities and Brokers the “Third Bonds Program of Telefónica del Perú”, for a maximum amount in circulation equivalent to US$250,000,000.

(vi)	The General Shareholders’ Meeting of the Company held on March 26, 2004, approved the issuance of this type of instruments until March 26, 2008, without any changes in the authorized amounts and issuance limits indicated in paragraph (v).

(vii)	In August, 2005 the Board of Directors authorized the issuance of bonds in the international market up to an equivalent amount of US$250,000,000 to be collocated in one or more phases, considering the term and economic limits approved in the General Shareholders’ Meeting held in March 2004. In this sense, in October 2005, the Company executed the private bond issuance in the international market for S/754,050,000 (approximately US$224,922,000), with maturity in April 2016. The issuance was made at a par price and its nominal interest rate is 8 percent.

Notes to the consolidated financial statements (continued)

(c) Obligations -
Obligations consist of the following:

						2005		2004

Creditor	Currency	Guarantee granted by	Annual interest rate	Terms of payment	Maturity date	Foreign currency	Equivalent in local currency	Equivalent in local currency
						US$	S/(000)	S/(000)
Banco Europeo de Inversión	US$	-	5.72%	Semiannual	September, 2013	37,200	127,633	137,394
BBVA Banco Continental	S/	-	5.35%	Upon maturity	May, 2007	-	112,000	-
Telefónica del Perú Grantor Trust (i)	US$	-	7.48%	Semiannual	December, 2008	23,571	80,872	103,178
BBVA Banco Continental	S/	-	5.30%	Upon maturity	April, 2007	-	75,000	-
Banco Latinoamericano de Exportaciones	US$	-	Libor + 0.75	Upon maturity	June, 2007	15,000	51,465	-
Banco Latinoamericano de Exportaciones	US$	-	Libor + 0.75	Upon maturity	June, 2007	15,000	51,465	-
Banco Wiese Sudameris	S/	-	5.60%	Upon maturity	January, 2007	-	40,000	40,000
Promissory notes A of Telefónica del Perú	S/	-	7.45%	Upon maturity	July, 2010	-	40,000	-
Promissory notes B of Telefónica del Perú	S/	-	7.90%	Upon maturity	July, 2012	-	40,000	-
BBVA Banco Continental	S/	-	5.15%	Upon maturity	February , 2007	-	20,000	-
BBVA Banco Continental	S/	-	5.10%	Upon maturity	February, 2007	-	20,000	-
Nederlandes Investeringsbank Voor
Nederlandes Investeringsbank Voor
Ontwikkellingslanden - Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	3,847	15,539	18,633
BBVA Banco Continental (ii)	S/	-	5.95%	Upon maturity	April, 2006	-	-	115,500
Other							1,766	8,470
Derivative valuation							(4,651)	2,180
					Total		671,089	425,355
					Less – current portion		40,332	90,211
					Non- current portion		630,757	335,144

(i)	On July 14, 1998, the Board of Directors of Telefónica del Perú S.A.A. approved a financial operation denominated “Securitization” for a total amount of US$200,000,000; backed with the trust transfer of current and future accounts receivable, generated by the international traffic of Telefónica del Perú S.A.A. These accounts constitute the trust equity backing the issue of certificates to be carried out by the securitizing entity in virtue of the securitization process. On December 16, 1998, Telefónica del Perú S.A.A. placed certificates for US$150,000,000 in the New York Stock Exchange at an issuance price of 99.975954 percent and at an annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting from December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance Telefónica del Perú S.A.A. working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50,000,000, no other prepayments have been made. As of December 31, 2005, the principal of this debt had been amortized by approximately US$126,429,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see Note 6.

(ii)	Prepaid in April, 2005.

(iii)	Telefónica del Perú S.A.A. is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled as of December 31, 2005 and 2004.

Notes to the consolidated financial statements (continued)

(iv)	Obligations’ principal as of December 31, 2005 and 2004, matures as follows:

Year	2004	2005
	S/(000)	S/(000)
2005	90,211	-
2006	159,360	40,332
2007	42,844	414,113
2008	42,834	44,505
2009	17,039	17,546
2010	16,622	17,154
Thereafter	56,445	137,439

	425,355	671,089

(v)	The Company’s Board of Directors’ Meeting, held on May 25, 2005, approved the non-massive private issuance of promissory notes to be collocated in one or more phases up to an equivalent amount of US$400,000,000 and delegated faculties to some officers of the Company in order to establish the respective issuance characteristics.

18.     Transactions with related companies

(a) Main transactions

During 2003, 2004 and 2005, the Company and its subsidiaries main transactions with related parties were as follows:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Income:
Lease of circuits
- Telefónica Móviles S.A.C.(*)	40,295	34,054	31,871
Interest on accounts receivable
- Telefónica Móviles S.A.	10,140	986	-
Expenses:
Interconnection, net
- Telefónica Móviles S.A.	(395,829)	(483,187)	(343,106)
Back office
- Telefónica Gestión de Servicios Compartidos	(112,815)	(81,860)	(76,447)
Perú S.A.C. (**)
Collection service
- Telefónica Centros de Cobro S.A.C.	-	(20,973)	(20,768)
Call center and regulatory services
- Teleatento del Perú S.A.C.	(29,770)	(26,969)	(25,157)
Cellular services
- Telefónica Móviles S.A.	(18,845)	(4,494)	(4,281)
Directories printing expenses
- Telefónica Publicidad e Información Perú S.A.C.	(15,050)	(23,174)	(26,503)

Notes to the consolidated financial statements (continued)

As a result of these and other minor transactions, as of December 31, 2005 and 2004, Telefónica del Perú S.A.A. and its subsidiaries had the following balances with related companies:

	2004	2005
	S/000	S/000

Accounts receivable:
Telefónica Móviles S.A. (*)	86,295	34,110
Telefónica Publicidad e Información Perú S.A.C.	16,993	15,807
Telefónica International Wholesale Services Peru S.A.C. (former
Emergia Peru S.A.C.)	5,170	12,671
Telefónica Gestion de Servicios Compartidos Peru S.A.C. (**)	7,523	125
Telefónica Empresas Perú S.A.A. (***)	5,700	-
Other	12,599	12,427

	134,280	75,140

Accounts payable:
Teleatento del Perú S.A.C.	6,389	2,087
Telefónica Móviles S.A. (former Comunicaciones Móviles del
Perú S.A.)	22,871	-
Other	3,698	3,903

	32,958	5,990

(*)	As of December 31, 2004, accounts receivable from Telefónica Móviles S.A.C. mainly correspond to payments made on behalf of that company.

(**)	Telefónica Gestión de Servicios Compartidos S.A.C. offers to the Company and its subsidiaries, outsourcing in accounting matters, tax, treasury, human resources, real estate, logistics, information system and general services.

(***)	As of December 31, 2004, the net receivable balance from Telefónica Empresas Perú S.A.A. includes the balance of Telefónica Servicios Financieros S.A.C., a company incorporated by simple merger by Telefónica Empresas Perú S.A.A. Said net balance includes short-term debts for S/25,266,000.

(b) In October, 2004, the Telefónica Group (Spain) acquired all the shares of the capital stock of Comunicaciones Móviles del Perú S.A. (formerly Bellsouth Peru S.A.). Therefore, the net balance payable as of December 31, 2004, is shown as a balance payable to related companies. Also, though Telefónica del Perú S.A.A. still had transactions with this company during 2003 and 2004, the interconnection expenses, indicated in (a), only include the transactions with this related company for the months of November and December 2004 from when it was already considerate as a related company.

Notes to the consolidated financial statements (continued)

On June 1, 2005, Comunicaciones Móviles del Perú S.A. merged with Telefónica Móviles S.A.C., which was dissolved without liquidate. Likewise, Comunicaciones Móviles del Perú S.A. changed its social denomination to Telefónica Móviles S.A.

(c) Loans to employees -

Telefónica del Perú S.A.A. and subsidiaries grant loans to their employees for periods of up to 12 months. The interest rates applied are generally below the existing market interest rates. However, other loan conditions are substantially the same as those in the market. The balances of employee loans were approximately S/6,618,000 and S/6,594,000 as of December 31, 2005 and 2004, respectively, and are shown in the caption “Other accounts receivable, net”, in the consolidated balance sheets, see Note 8.

(d) Directors’ remunerations -

For the year ended December 31, 2005 and 2004 the Board of Directors remuneration amounted approximately to S/1,003,000 and S/649,000, respectively.

(e) Prices for related companies transactions are determined using the arm’s length principle, and when applicable, in accordance with the parameters described in note 2(b).

Notes to the consolidated financial statements (continued)

19. Taxation

(a) Deferred assets and liabilities from income, tax and workers’ profit sharing are made up as follows:

	As of January 1, 2004	Credited (debited) to the consolidated income statement	Debited to equity	Result from exposure to inflation	As of December 31, 2004	Credited (debited) to the consolidated income statement	Inclusion of Telefónica - Empresas	As of December 31, 2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred Asset
Provision for doubtful accounts	4,612	14,748	-	(215)	19,145	15,257	471	34,873
Financial lease	3,679	(3,363)	-	(172)	144	383	-	527
Provision for investment valuation	63,151	(18,290)	-	(2,950)	41,911	5,009	-	46,920
Provision for legal contingencies	38,015	5,171	-	(1,777)	41,409	67,062	-	108,471
Investments and property inflation adjustment	10,082	-	-	(470)	9,612	(4,954)	-	4,658
Sundry provisions	-	-	-	-	-	27,755	-	27,755
Tax loss carryforward	1,641	8,581	-	(76)	10,146	(9,828)	-	318
Other	41,654	19,480	(4,558)	(1,468)	55,108	(5,028)	2,429	52,509

Total deferred asset	162,834	26,327	(4,558)	(7,128)	177,475	95,656	2,900	276,031

Deferred liabilities
Depreciation	(1,047,172)	21,765	(16,157)	244	(1,041,320)	225,898	-	(815,422)
Amortization	(38,893)	6,718	(1,130)	1,817	(31,488)	2,437	(994)	(30,045)
Financial lease	(11,061)	157	-	516	(10,388)	-	-	(10,388)
Payroll for fixed assets	(76,230)	13,426	-	3,561	(59,243)	13,392	(712)	(46,563)
Revaluation of assets	(48,793)	4,431	-	2,279	(42,083)	3,108	-	(38,975)
Other	(2,090)	(2)	-	97	(1,995)	-	-	(1,995)

Total deferred liabilities	(1,224,239)	46,495	(17,287)	8,514	(1,186,517)	244,835	(1,706)	(943,388)

	(1,061,405)	72,822	(21,845)	1,386	(1,009,042)	340,491	1,194	(667,357)

Notes to the consolidated financial statements (continued)

(b) The expenses shown in the consolidated income statement for the years 2003, 2004 and 2005 are made up as follows:

		2003			2004			2005

		Workers’			Workers’			Workers’
		profit			profit			profit
	Income tax	sharing	Total	Income tax	sharing	Total	Income tax	sharing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Current	215,035	77,945	292,980	403,835	148,218	552,053	432,034	160,768	592,802
Deferred	(24,228)	(8,077)	(32,305)	(52,913)	(19,909)	(72,822)	(247,485)	(93,006)	(340,491)

	190,807	69,868	260,675	350,922	128,309	479,231	184,549	67,762	252,311

(c) The reconciliation of the effective income tax rate with the statutory tax rate for the years 2003, 2004 and 2005, is as follows:

	2003		2004		2005

	S/(000)%		S/(000)%		S/(000)%

Consolidated income before tax	213,828	100.0	401,826	100.0	441,117	100.0

Income tax at the statutory tax rate	64,148	30.0	120,548	30.0	132,335	30.0
Tax effect of:
Other provisions	48,603	22.7	180,964	45.0	29,262	6.6
Rent of locations for public telephone
services	33,813	15.8	32,496	8.1	29,841	6.8
Non deductible financial expenses	-	-	4,091	1.0	2,876	0.7
Others, net	44,243	20.7	12,823	3.2	(9,765)	(2.2)

Consolidated income tax expense	190,807	89.2	350,922	87.3	184,549	41.8

Notes to the consolidated financial statements (continued)

(d) For the purposes of determining the income tax and value added tax, the transfer prices of transactions with related companies and with companies domiciled in countries with low or no taxation, must be supported by documentation and information about the valuation methods applied and criteria used in determination of such.

Based on the analysis of the Company’s and its subsidiaries operations, Management and its legal advisors believe that the application of these standards, will not originate significant contingencies for the Company and its subsidiaries as of December 31, 2005 and 2004.

Starting from taxable period 2005, the Company and its subsidiaries would have to file an annual informative report regarding these transactions.

(e) Tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated individually by the Company and its subsidiaries. The income tax and value added tax-returns of the Company from 2002 to 2005 are still subject to review by the tax authorities. In the case of its subsidiaries, income tax and value added tax from 2001 to 2005 are still subject to review by the tax authorities, except in the case of Telefónica Servicios Comerciales S.A.C. which are subject to review from 2003 to 2005.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not such reviews will result in tax liabilities. Any eventual additional tax or charge assessment that might result of the tax review, would be applied to the results of the year in which it is determined.

However, in the Company’s and its subsidiaries Management opinion, any additional tax assessment would not be significant for the consolidated financial statements as of December 31, 2005 and 2004.

(f) Effective January 1, 2004, the following changes to tax law were in force:

-	The statutory income tax is 30 percent on taxable income.

-	Transactions made by the Company and its subsidiaries for amounts above S/5,000 or $1,500, must be performed through the financial system. The payments performed without using said media will not be valid for tax purposes.

-	Effective March 1, 2004, individual persons and corporations must pay an additional tax of 0.15 percent on transactions (0.10 percent effective April 1, 2004), and 0.08 percent effective January 1, 2005, regarding debits as well as credits realized in bank accounts, for operations in local and foreign currency. This tax will be considered a deductible expense toward the annual income tax and must be retained and paid by financial entities.

Notes to the consolidated financial statements (continued)

Effective January 1, 2005, the following changes to tax law were in force:

-	It has been established the denominated Temporary Tax on Net Assets, which will be in force until December 31, 2006. The basis to calculate that tax payment is the value of the net assets as of December 31 of the previous year.

-

The paid tax, totally or partially, could be used as credit against the advanced payments of the Income Tax from the periods going from March to December of the taxable period for which the Company and its subsidiaries paid the tax, as well as against the final payment of the correspondent period. It is also possible to request for a refund of the tax when the Company and its subsidiaries demonstrates a tax loss or a minor income.

Tax is based on the general regime standards. The right to ask for a refund will be generated with the filing of the annual tax return of the correspondent period.

-	To determine the calculation basis of the taxes, specifically the income tax, the financial statements should not be adjusted for inflation.

Based on the analysis of the Company’s and its subsidiaries operations, Management and its legal advisors believe that the application of these changes, will not originate significant contingencies for the Company and its subsidiaries as of December 31, 2005 and 2004.

(g) In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations approved by the Supreme Decree N° 027-2004-MTC, Telefónica del Perú S.A.A. as a telecommunication service concessionaire should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (g.2), on all the different telecommunication services under concession and/or authorization in the case of (g.3) below and only on the final and carrier telephone services in the case of (g.1):

	Concept	Beneficiary	%

(g.1)	Special fee assigned to the Telecommunications
	Investment Fund (FITEL)	OSIPTEL	1.0
(g.2)	Contributions for supervision services	OSIPTEL	0.5
(g.3)	Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of services provided by the concessionaire.

Notes to the consolidated financial statements (continued)

For the years ended December 31, 2005 and 2004 the expense recognized for these concepts amounted to S/59,170,000 and S/59,004,000, respectively, and is included in the caption “General and administrative expenses” of the consolidated statements of income.

20.     Shareholders´ equity

(a) Capital stock -

Is represented by 1,721,964,417 common shares par value of S/1.00 each, fully subscribed and paid (par value of S/1.25 as of December 31, 2004). The Company is entitled to issue approximately 202,630,583 additional shares resulting from the adjustment for inflation occurred from January 1, 2003 to December 31, 2004.

The Shareholders’ Meeting held on November 8, 2004, approved the capitalization of the result from exposure to inflation accumulated as of December 31, 2002, of S/1,173,603,880, by increasing the par value to S/1.68 per share, without any change in the representative number of shares and without modifying the shareholders’ participation in the said capital stock. Additionally, the reduction of the capital stock in S/743,112,776, was approved, through the decrease of the shares par value to S/1.25, without any change in the representative number of shares and shareholders participation on said capital stock.

The amount of the capital reduction was used to return the shareholders’ contributions. The increase and decrease of capital stock was effective on December 30, 2004 and the return of contributions to the shareholders was effective December 31, 2004.

In execution of the faculties given by the Shareholders’ Meeting held on May 25, 2005, the Board of Directors approved the reduction of the capital stock on S/774,883,988 by decreasing the par value of the shares from S/1.25 to S/0.80. According to law, the period to exercise the opposition right by the creditors extended until July 14, 2005. The reduction of the capital stock was effective on July 20, 2005 and the return of the shareholders’ contribution took place in July 26, 2005.

As of December 31, 2005, the market value of class “B” shares was S/2.05, having a negotiation frequency of 80 percent over the 365 days of the year (S/1.38 and having a negotiation frequency of 80 percent over the 365 days as of December 31, 2004). Class “A-1” and “C” shares, are not quoted in stock exchange.

Notes to the consolidated financial statements (continued)

As of December 31, 2004 and 2005 the Company’s capital stock includes the following:

	2004	2005
	%	%
Class A-1
Telefónica Perú Holding S.A.C.	38.895	38.895
Class B
Telefónica Internacional, S.A.	49.526	49.526
Telefónica Perú Holding S.A.C.	8.635	8.635
Telefónica, S.A.	0.140	0.140
Other minor shareholders	1.774	1.775
Telefónica del Perú S.A.A. (treasury stock) (b)	1.014	1.014
Class C	0.016	0.015

	100.00	100.00

Class A-1 shares were issued as a result of the privatization process and grant their holders the right to elect the majority of the Board of Directors. Class B shares, correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the 2000 share exchange, have the right to elect as many Directors as necessary to complete the total number of Directors previously defined by the General Shareholders’ Meeting, considering the number of Directors that should be elected by the A-1 shareholders and the members to be elected, if it were the case, by the class C shareholders.

Class C shares correspond to the Company’s workers, who will have the right to elect one member of the Board of Directors when they reach a percentage not lesser than 3% of the capital stock. If this percentage is not reached at the moment of the election, Class B shareholders will elect an additional Director.

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

Dividends distributed to domiciled individuals and non-domiciled shareholders, whether legal entities or individuals, are subject to a 4.1 percent income tax withholding rate. Likewise, there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

Notes to the consolidated financial statements (continued)

(b) Treasury stocks -

On March 1, 2004, the Company discontinued the listing of its American Depositary Shares (ADSs) related to the class B shares, from the New York Stock Exchange (NYSE). Likewise, the related deposit program was cancelled the same date.

In order to deregister the Class B shares from the Securities and Exchange Commission (SEC), on April 29, 2004, the Company filed a form so as to acquire the underlying ADSs shares that JP Morgan Chase Bank (depositary bank of those shares) would offer for sale at the Lima Stock Exchange, as a result of the deposit program cancellation. Furthermore, on July 8, 2004, the possibility for the Company to acquire own-issuance Class B shares was announced to the market, according to the agreement at the General Shareholders’ and Board of Directors’ Meeting held on March 26 and 11, 2004, respectively. As a consequence the Company acquired 17,455,816 shares of Class B, for a total amount of approximately S/21,896,000.

(c) Legal reserve -

In accordance with the General Law of Corporations in Peru, is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, and transfer it to a legal reserve until it reaches 20 percent of its capital stock. The legal reserve may be used to offset future losses or may be capitalized, existing in both cases the obligation to restore it.

The Shareholders´ Meeting held on September 8, 2005 approved a legal reserve capitalization for an amount of S/344,392,883. The increase of capital stock was effective on September 19, 2005, by increasing the par value of the share from S/0.80 to S/1.00, without any change in the number of shares representative of the share capital of the Company.

(d) Other reserves -

Correspond to losses for changes in the estimated market values of the derivatives financial instruments defined as cash flows hedges where the change of value is initially recognized in equity and recorded into profit or loss when the underlying payable or receivable affects the income statement.

21. General and administrative expenses

(a) This item is made up as follows:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)
Services provided by third parties (b)	784,646	774,419	846,744
Taxes	90,886	82,060	97,089
Provision for doubtful accounts, note 7(d)	131,632	49,624	38,899
Others	19,219	17,037	24,556

Total	1,026,383	923,140	1,007,288

Notes to the consolidated financial statements (continued)

(b) Includes the following:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Fees	199,860	165,545	193,323
Leases	141,021	135,337	127,946
Maintenance and repairs	123,083	102,779	122,773
Cable TV signals’ rental fees	123,105	96,042	95,415
Mail and telecommunications	40,563	57,171	77,345
Advertising	51,762	50,383	57,418
Printings and services	52,321	47,897	48,587
Transport and storage	15,160	14,312	16,719
Others	37,771	104,953	107,218

Total	784,646	774,419	846,744

22. Personnel expenses

(a) This item is made up as follows:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Salaries	336,779	320,344	330,810
Severance indemnities	28,123	23,971	24,126
Social security and insurance	30,262	25,629	21,757
Other personnel expenses	28,747	13,795	16,254

Total	423,911	383,739	392,947

(b) The average number of Telefónica del Perú S.A.A. and its subsidiaries employees during 2003, 2004 and 2005 was 5,052, 5,175 and 5,382, respectively.

23.     Transactions with Telefónica Internacional, S.A.

The Company and Telefónica Internacional, S.A. (TISA) signed a Technology Transfer and Management Fees Agreement, in return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of total revenues for services invoiced by Telefónica del Perú S.A.A. Up to the second quarter 2004 the management and administration fee was equal to 9 percent of the operating revenue, excluding depreciation, amortization, technology transfer and management fee payments,

Notes to the consolidated financial statements (continued)

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

During 2005, such contract generates an accumulated fee for technology transfer of approximately S/31,952,000 (S/30,443,000 during 2004). Likewise, during the year 2005, under this agreement the accumulated management and administration fee was approximately S/13,384,000 (S/127,400,000 during 2004).

24. Financial expenses, net

This item is made up as follows

	2003	2004	2005
	S/(000)	S/(000)	S/(000)
Revenues
Exchange difference gain	41,627	75,043	46,720
Interests on time deposits	601	5,965	12,015
Interests on accounts receivable	19,478	12,458	7,929
Others	12,205	6,049	4,993

	73,911	99,515	71,657

Expenses
Interests on bonds	(61,791)	(68,418)	(77,139)
Exchange difference loss	(85,080)	(67,389)	(56,035)
Interests on loans	(45,657)	(28,480)	(36,172)
Interests on promissory notes	(11,898)	(3,304)	(9,829)
Financial commissions	(4,959)	(3,231)	(8,760)
Others	(21,265)	(19,625)	(15,163)

	(230,650)	(190,447)	(203,098)

Financial expenses, net	(156,739)	(90,932)	(131,441)

Notes to the consolidated financial statements (continued)

25. Other expenses, net

(a) This item is made up as follows:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Other revenues
Sale of investment in INTELSAT Ltd,
Note 10(c)	-	-	94,597
Sale of property, plant and equipment	18,532	15,819	1,162
Valuation of investments available for sale,
Note 10(c)	-	36,295	-
Sale of investment in New Skies Satellites,
Note 10(d)	-	25,828	-
Sale of investment in Terra Networks S.A.	49,259	-	-
Others	37,868	39,479	25,242

	105,659	117,421	121,001

Other expenses
Cost of investment in INTELSAT Ltd, Note
10(c)	-	-	(95,205)
Cost of property, plant and equipment, and
intangible sold	(12,587)	(6,270)	(51,613)
Other provisions (c)	(76,360)	(112,463)	(36,024)
Voluntary Retirement Program (b)	(28,867)	(99,466)	(3,296)
Provision for doubtful accounts	(104,245)	(62,504)	(7,267)
Cost of investment in New Skies Satellites,
Note 10(d)	-	(25,617)	-
Provision for impairment of investment in
Terra Networks S.A.	(17,858)	-	-
Cost of sale investment in Terra Networks
S.A.	(52,805)	-	-
Others	(108,029)	(109,949)	(51,723)

	(400,751)	(416,269)	(245,128)

Other expenses, net	(295,092)	(298,848)	(124,127)

(b) On October 4, 2004, the Company announced a Voluntary Retirement Program with exceptional benefits for the employees. This program had specific characteristics and was in force until March 31,

Notes to the consolidated financial statements (continued)

2005. The expenses for this concept correspond to the employees that have accepted this program until December 31, 2004, as well as to other workers in different programs executed during 2004.

(c) Mainly correspond to other provisions made by the Company according to the practice described in note 3(n), by means of the best estimations that would be required to liquidate their obligations as of the date of the consolidated balance sheets.

26.     Earnings per share

(a) Basic and diluted earnings per share are calculated by dividing the consolidated net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet.

		Days	Weighted
	Shares	outstanding until	average
	outstanding	year end	number of shares

Balance as of December 31, 2003	1,721,964,417	365	1,721,964,417

Balance as of December 31, 2004	1,704,508,380	365	1,710,199,526

Balance as of December 31, 2005	1,704,508,380	365	1,704,508,380

Notes to the consolidated financial statements (continued)

(b) The computation of the consolidated basic and diluted earnings per share as of December 31, 2003, 2004 and 2005, is shown below:

As of December 31, 2003			As of December 31, 2004			As of December 31, 2005

Consolidated	Numbers		Consolidated	Numbers		Consolidated	Numbers
net income	of shares	Earnings	net income	of shares	Earnings	net income	of shares	Earnings
(numerator)	(denominator)	per share	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share
S/		S/	S/		S/	S/		S/

23,021,000	1,721,964,417	0.013369	50,904,000	1,710,199,526	0.029765	256,568,000	1,704,508,380	0.150700

Notes to the consolidated financial statements (continued)

27.     Contingencies

In connection with its operations, the Company has been subject to several tax, legal (labor and administrative) and regulatory claims, which are recorded and disclosed in accordance with general accepted accounting principles in Peru, see note 3(n).

As a result of the tax authorities’ reviews of its 1998-2001 returns, the Company has been notified of several resolutions for supposed income tax, value added tax and non domiciled income tax retentions. In some cases, the Company has filed claims against such resolutions because they have found them not in accordance with Peruvian tax laws in force and in other cases have proceeded to pay the received claims. As of this date, there are several claims filed by the Company pending of resolution regarding the reviewed periods. As of December 31, 2005, as indicated in note 3(n), the Company has recorded the required provisions, see note 15(b), and has as contingencies an amount of approximately S/280,765,000. Management and its legal advisors estimate that due to the solid legal arguments that exist to obtain a favorable opinion, the result of the pending claims will not have a significant impact on the Company’s consolidated financial statements.

Additionally the Company has several legal demands (labor and administrative) which are managed by its external and internal legal advisors. As of December 31, 2005, as indicated in note 3(n), the Company has recorded the required provisions, see note 15(b), and has as contingencies an amount of approximately S/952,123,000. Management and its legal advisors estimate that due to the solid legal arguments that exist to obtain a favorable opinion, the result of the pending claims will not have a significant impact on the Company’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

28.     Business segment information

(a) Following, the business segment information disclosures by service category, as of December 31, 2003, 2004 and 2005:

	Fixed local telephone services			Long distance telephone services			Cable television (*)			Equipment supplies			Other services			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Property, plant and equipment	9,630,210	9,531,122	9,727,985	2,810,423	2,816,319	2,784,775	112,606	516,534	542,926	242,855	281,398	348,187	2,224,700	2,272,056	2,591,566	15,020,794	15,417,429	15,995,439
Accumulated depreciation	(5,775,775)	(6,195,875)	(6,743,345)	(1,501,865)	(1,646,471)	(1,828,051)	(87,256)	(301,796)	(345,566)	(162,846)	(172,218)	(221,072)	(1,198,552)	(1,286,578)	(1,568,239)	(8,726,294)	(9,602,938)	(10,706,273)
Intangibles and other assets	389,914	393,693	485,555	59,892	60,468	74,580	1,539	4,250	4,345	-	-	-	333,610	338,589	451,062	784,955	797,000	1,015,542
Accumulated amortization	(273,276)	(283,414)	(326,875)	(41,975)	(43,530)	(50,207)	(395)	(1,068)	(1,928)	-	-	-	(232,988)	(243,847)	(307,641)	(548,634)	(571,859)	(686,651)
Total assets	4,277,404	3,627,339	3,536,811	1,691,865	1,370,797	1,110,832	118,425	379,818	348,964	116,151	132,312	168,574	1,657,757	1,571,112	2,030,455	7,861,602	7,081,378	7,195,636
Total liabilities	2,351,173	2,296,682	2,499,371	473,756	413,186	430,448	51,910	93,190	105,199	54,507	32,964	65,124	1,466,920	1,517,970	1,892,450	4,398,266	4,353,992	4,992,592
Operating revenues	1,847,416	1,629,756	1,505,744	393,201	471,961	427,621	335,683	310,861	358,842	43,562	44,608	43,250	996,178	1,002,109	1,184,910	3,616,040	3,459,295	3,520,367
Operating expenses	(1,493,462)	(1,250,314)	(1,199,479)	(366,364)	(433,854)	(407,770)	(226,843)	(249,977)	(253,977)	(48,531)	(46,850)	(45,856)	(795,912)	(629,420)	(848,838)	(2,931,112)	(2,610,415)	(2,755,920)
Operating income (losses)	353,954	379,442	306,265	(26,837)	38,107	19,851	108,840	60,884	104,865	(4,969)	(2,242)	(2,606)	253,940	372,689	336,072	684,928	848,880	764,447

(b) Following, the segment information disclosures for Lima and Provinces segments as of December 31, 2003, 2004 and 2005:

		Lima			Provinces			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Property, plant and equipment	10,029,722	10,395,469	10,908,096	4,991,072	5,021,960	5,087,343	15,020,794	15,417,429	15,995,439
Accumulated depreciation	(5,967,984)	(6,590,251)	(7,376,269)	(2,758,310)	(3,012,687)	(3,330,004)	(8,726,294)	(9,602,938)	(10,706,273)
Intangibles and other assets	779,844	791,863	1,010,404	5,111	5,137	5,138	784,955	797,000	1,015,542
Accumulated amortization	(544,547)	(567,370)	(681,780)	(4,087)	(4,489)	(4,871)	(548,634)	(571,859)	(686,651)
Operating revenues	2,609,003	2,653,180	2,612,463	1,007,037	806,115	907,904	3,616,040	3,459,295	3,520,367
Operating expenses	(2,065,010)	(1,833,456)	(1,894,411)	(866,102)	(776,959)	(861,509)	(2,931,112)	(2,610,415)	(2,755,920)
Operating income (losses)	543,993	819,724	718,052	140,935	29,156	46,395	684,928	848,880	764,447

(*)	Services entirely provided by Telefónica Multimedia S.A.C.

Notes to the consolidated financial statements (continued)

29.     Financial instruments

(a) Exchange rate risk -

The operations in foreign currency are made at free market exchange rates. As of December 31, 2005 and 2004, the weighted average exchange rate published by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance) for the transactions in American dollars was S/3.429 for buying and S/3.431 for selling (S/3.280 and S/3.283 as of December 31, 2004, respectively) for US$1.00.

As of December 31, 2004 and 2005, the Company and its subsidiaries had assets and liabilities in foreign currency, denominated as follows:

	Original currency	2004	2005
		US$(000)	US$(000)
Assets
Cash and banks	U.S. Dollars	9,162	52,851
Trust fund	U.S. Dollars	11,380	11,182
Trade accounts receivable, net	U.S. Dollars	38,563	57,631
Accounts receivable from related companies	U.S. Dollars	63,706	22,660
Other accounts receivable, net	U.S. Dollars	1,602	1,326

Total		124,413	145,650

Liabilities
Bank loans and overdrafts	U.S. Dollars	449	25,431
Trade accounts payable	U.S. Dollars	50,491	35,253
Trade accounts payable to related companies	U.S. Dollars	2,833	901
Other accounts payable	U.S. Dollars	3,193	3,064
Bonds	U.S. Dollars	102,847	36,847
Long-term debt, includes current position	U.S. Dollars	73,397	90,816
Others		8,046	4,893

Total		241,256	197,205

Purchase position of hedge derivatives
(reference value)		147,975	117,661

Net asset position		31,132	66,106

During 2005, the Company and its subsidiaries have recorded a net loss of exchange difference of approximately S/9,315,000 (net gain of approximately S/7,654,000 during 2004), which is presented in the caption “Financial revenues” and “Financial expenses” of the consolidated income statements.

Notes to the consolidated financial statements (continued)

The Company and its subsidiaries use forward exchange and currency swaps contracts to reduce their exposure to foreign currency risks. As of December 31, 2005 and 2004, the Company and its subsidiaries entered into forward exchange and currency swaps contracts to purchase U.S. dollars for a nominal amount of approximately US$117,661,000 and US$147,975,000, respectively.

As of December 31, 2005, the estimated market value for derivatives operations corresponds to unrealized income for approximately S/277,000 (loss for approximately S/19,340,000 as of December 31, 2004), see note 3(e).

(b) Liquidity risk -

Liquidity is controlled by matching the maturities of the assets and liabilities, obtaining credit lines and for maintaining the cash surplus as investments, in order to allow the Company and its subsidiaries to develop their operations normally.

(c) Credit risk -

The assets that are potentially exposed to credit risk correspond to bank and financial institutions deposits and trade accounts receivable.

The Company and its subsidiaries hold accounts in several banks. Credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, they evaluate the accounts receivable aging report, which is used to estimate the necessary provision for doubtful accounts.

In addition, the Company suspends the services, totally and partially, to clients who have overdue accounts receivable over 120 days.

In Management’s opinion there are no significant credit risks as of December 31, 2005 and 2004.

(d) Interest rate risk -

The Company and its subsidiaries policy is to negotiate its credits mostly in Peruvian Soles, with different financial institutions. The individual credit rating of the Company and its subsidiaries allows them to obtain competitive interest rates in local and international markets. In Management’s opinion there is no significant exposure to interest rate risk.

(e) Currency risk -

The main objective of the Management exchange risk policy of the Company and its subsidiaries is to avoid possible losses in the shareholders´ equity, by the exposure of changes in exchange rates, considering the impact that may be caused in assets and debts value, therefore, due to the fact that cash flows are generated in Peru and denominated in Nuevos Soles, a high percentage of debt have been denominated in local currency.

Notes to the consolidated financial statements (continued)

In the case of financial transactions in foreign currency, the Company and its subsidiaries mitigate the exchange risk through exchange rate derivatives.

Management monitors this risk through an analysis of Peruvian macro economics indicators.

(f) Fair value of financial instruments -

Accounting standards define a financial instrument as a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments also include trade accounts receivable, trade accounts payable, investments and derivatives instruments.

Information about the fair value of the financial instruments of the Company and its subsidiaries is presented below:

-	Cash and cash equivalents - The fair value of cash equivalents approximates their book value, due to relatively short maturity of these financial instruments.

-

Trade accounts receivable and other accounts receivable -

Due to the fact that these accounts are net of their allowance for doubtful accounts and have maturities less than a year, Management considered that their fair value is not significantly different to its book values.

-

Investments available for sale -

The investments in non consolidated associates are not negotiable titles, Management considers that they are recorded at their fair value in the consolidated balance sheet.

-

Short-term loans and overdrafts -

The fair value of these instruments is not materially different from their book values; because their interest rates are in accordance to market rates and have maturities shorter than one year.

-	Accounts payable, taxes and others - The fair values of the accounts payable, taxes and others are not materially different from their book values, they have short maturities.

-

Long-term debts -

The fair value of the long-term debts is based on current market rates or market prices for similar obligations. The fair value has been calculated using discounted cash flows based upon actual terms using current market rates from similar obligations.

-	Forwards and swaps - The Company and its subsidiaries register this operations based on their estimated market values, therefore, there is no significantly differences with their book values.

Based on the criteria described above, as of December 31, 2005 and 2004, the fair value of the financial instruments, are not materially different to their book values.

Notes to the consolidated financial statements (continued)

30.     Summary of differences between accounting principles generally accepted in Peru (Peruvian GAAP) and accounting principles generally accepted in the United States (U.S. GAAP)

The consolidated financial statements of Telefónica del Perú S.A.A. and subsidiaries were prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of consolidated shareholders’ equity and net income from Peruvian GAAP to U.S. GAAP is provided below.

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated shareholders’ equity and net income that would have been required had U.S. GAAP been applied instead of Peruvian GAAP:

Shareholders’ equity
		2005
	2004
	S/000	S/000	US$000
	(a)
Shareholders' equity according to the
consolidated financial statements prepared
under Peruvian GAAP	2,727,386	2,203,044	642,099

Adjustments increasing (decreasing)
reported shareholders' equity
Revenue recognition - installation fee, Note
30(b)	(94,907)	(31,256)	(9,110)
Revaluation of property, plant and equipment (i),
Note 30(c) – reclassified, see (a)	(119,565)	(110,952)	(32,338)
Capitalized interest (ii), Note 30(d)	536,193	479,089	139,636
Reversal of goodwill amortization, Note 30(i)	11,272	19,009	5,540
Gain on investment available for sale, Note 30(k)	(36,295)	-	-
Undiscounting of contingent liabilities, Note 30(j)	(34,613)	(34,000)	(9,910)
Common control transactions, Note 30(n)	-	(134,610)	(39,234)
Deferred workers' profit sharing from U.S. GAAP
adjustments, Note 30(f) – reclassified, see (a)	(26,207)	(30,288)	(8,828)
Deferred income taxes from U.S. GAAP
adjustments, Note 30(e) – reclassified, see (a)	(71,258)	(82,276)	(23,980)

Net adjustments	164,620	74,716	21,776

Shareholders' equity in accordance with
U.S. GAAP	2,892,006	2,277,760	663,875

(a) During 2005 the Company noted that in year 2004 the reconciliation items ‘Revaluation of property, plant and equipment”, “Deferred workers’ profit sharing” and “Deferred income taxes”, were overstated, in amounts that produced a zero net effect. However, in order to show the proper figures has

Notes to the consolidated financial statements (continued)

reclassified the year 2004 amounts, which has no effect in the shareholders’ equity in accordance with U.S. GAAP as of December 31, 2004.

(i)	Revaluation adjustment is presented net of accumulated depreciation of S/329,323,000 and S/337,723,000 as of December 31, 2004 and 2005, respectively.

(ii)	Capitalized interest adjustment is presented net of accumulated depreciation of S/703,275,000 and S/779,843,000 as of December 31, 2004 and 2005, respectively.

Net Income

	2003	2004	2005

	US$(000)	US$(000)	US$(000)	US$(000)
Net income according to the consolidated financial
statements prepared under Peruvian GAAP	23,021	50,904	256,568	74,779

Adjustments increasing (decreasing) reported net
income:
Expiration of debt assumed by the State, Note 30(h)	-	234,748	-	-
Revenue recognition – installation fee, Note 30(b)	27,932	8,000	63,651	18,552
Depreciation on revaluation of property, plant and
equipment, Note 30(c)	8,689	11,909	8,613	2,510
Capitalized interest, Note 30(d)	16,240	18,159	18,526	5,400
Depreciation on capitalized interest, Note 30(d)	(72,354)	(69,071)	(75,630)	(22,043)
Interest from debt assumed by the State, Note 30(h)	(3,512)	-	-	-
Reversal of goodwill amortization, Note 30(i)	3,476	4,265	7,737	2,255
Common control transactions, Note 30(n)	-	-	618	180
Deferred workers’ profit sharing from U.S. GAAP
adjustments, Note 30(f)	1,625	9,026	(4,081)	(1,189)
Deferred income taxes from U.S. GAAP adjustments,
Note 30(e)	4,388	24,366	(11,018)	(3,211)
Gain on investment available for sale, Note 30(k)	-	(36,295)	36,295	10,579
Undiscounting of contingent liabilities, Note 30(j)	-	(34,613)	613	179

Net adjustments	(13,516)	170,494	45,324	13,212

Net income in accordance with U.S. GAAP	9,505	221,398	301,892	87,991

Basic and diluted earnings per share	0.006	0.129	0.177	0.052
Basic and diluted earnings per ADS (based on the
shares per ADS) (*)	0.055	1.295	-	-
Weighted average number of shares outstanding basic
and diluted	1,721,964,417	1,710,199,526	1,704,508,380	1,704,508,380

(*)	Each ADS represented 10 ordinary class B shares of Telefónica del Perú S.A.A. and were listed until March 2004, see Note 20(b).

Notes to the consolidated financial statements (continued)

The following are the changes in the consolidated shareholders’ equity under U.S. GAAP:

S/(000)

Shareholders’ equity in accordance with U.S. GAAP as of January 1, 2004	3,435,625

Net income in accordance with U.S. GAAP, 2004	221,398
Treasury shares	(21,896)
Capital stock reduction	(743,113)
Others	(8)

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2004	2,892,006

Net income in accordance with U.S. GAAP, 2005	301,892
Capital stock reduction	(774,884)
Common control transactions	(135,228)
Others	(6,026)

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2005	2,277,760

With regard to the balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been presented considering the adjustments and reclassifications included in this note:

		2005
	2004
	S/(000)	S/(000)	US$(000)

Balance sheets
Trade accounts receivable	474,685	667,359	194,509
Total current assets	768,817	1,524,679	444,383
Investments, net	163,312	10,703	3,119
Property, plant and equipment, net	6,178,019	5,657,303	1,648,879
Goodwill, net	24,226	24,225	7,061
Intangible assets	212,188	200,006	58,294
Total non-current assets	6,556,159	5,892,237	1,717,353
Total liabilities	4,432,970	5,139,156	1,497,861

Notes to the consolidated financial statements (continued)

			2005
	2003	2004
	S/(000)	S/(000)	S/(000)	US$(000)
Statements of income
Revenues	3,662,504	3,483,114	3,621,475	1,055,516
Operating income, notes 30(f) and (g)	289,334	385,852	609,761	177,721

Additional financial statement disclosures required by U.S. GAAP

The following information is presented on a U.S. GAAP basis.

Statement of Comprehensive Income:

	2003	2004	2005
	S/(000)	S/(000)	S/(000)
Net income per U.S. GAAP	9,505	221,398	301,892
Other Comprehensive Income:
Unrealized gain (loss) on marketable securities, net
of income tax and workers’ profit sharing	6,379	-	(6,026)
Sale of marketable securities	13,484	-	-

Comprehensive income	29,368	221,398	295,866

Changes in Accumulated Other Comprehensive Income (*):

	2003	2004	2005
	S/(000)	S/(000)	S/(000)
Beginning balance, January 1	(19,863)	-	-
Other Comprehensive Income (loss):
Unrealized gain (loss) on marketable securities, net
of income tax and workers’ profit sharing	6,379	-	(6,026)
Sale of marketable securities	13,484	-	-

Ending balance, December 31	-	-	(6,026)

(*) Net of the respective tax effects.

Notes to the consolidated financial statements (continued)

Income taxes -

All the operations of Telefónica del Perú S.A.A. and subsidiaries are located in Peru, and they are subject to income taxes solely in Peru.

(i)	The additional deferred tax effects of significant temporary differences according to U.S. GAAP, are as follows:

	December 31,

	2004	2005
	S/(000)	S/(000)
Deferred tax assets
Revenue recognition	25,625	8,439
Revaluation of property, plant and equipment, net	32,283	29,957
Gain on investment available for sale	9,800	-
Undiscounting of contingent liabilities	9,346	9,180

	77,054	47,576

Deferred liabilities
Capitalized interest	(144,772)	(129,354)
Others	(3,540)	(498)

	(148,312)	(129,852)
Additional net deferred tax liabilities according
to U.S. GAAP	(71,258)	(82,276)

Under Peruvian GAAP deferred tax is presented in a separate way in the balance sheets and considered a non-current caption. Under U.S. GAAP deferred tax required to be classified as current and non current captions based on the classification of the related asset or liability in the balance sheet.

Under U.S. GAAP deferred income tax and workers’ profit sharing as of December 31, 2004 and 2005 would have been presented as follows:

	December 31,

	2004	2005
	S/(000)	S/(000)

Deferred current assets, net	196,774	252,728
Deferred non-current liabilities, net	(1,303,281)	(1,032,649)

Notes to the consolidated financial statements (continued)

(ii)	The reconciliation of the income tax expenses computed at the statutory Peruvian income tax rate to the provision for income taxes recorded on a U.S. GAAP basis in the statements of income is as follows:

	2003		2004		2005

	S/(000)%		S/(000)%		S/(000)%

Approximate income before income
taxes in accordance with U.S.
GAAP	195,924	100.0	547,954	100.0	497,459	100.0
Statutory tax rate	30%		30%		30%

Expected income tax provision in
accordance with U.S. GAAP at
statutory tax rate	58,777	30.0	164,386	30.0	149,238	30.0
Effects of item increasing
(decreasing) the effective tax rate
Non taxable income	-	-	(70,424)	(12.9)	-	-
Non deductible financial expenses	3,594	1.8	4,091	0.7	2,876	0.6
Other provisions	48,603	24.8	180,964	33.0	29,262	5.9
Rent of locations for public telephone
services	33,813	17.3	32,496	5.9	29,841	6.0
Donations	875	0.4	800	0.1	173	0.0
Others (individually non significant)	40,757	20.8	14,243	2.6	(15,823)	(3.2)

Provision for income taxes in
accordance with U.S. GAAP	186,419	95.1	326,556	59.4	195,567	39.3

Reclassification noted -

Under Peruvian GAAP the trust fund is presented as a current asset, according to U.S. GAAP the trust fund is presented as a non-current asset, because it is an asset restricted to long-term obligations. As of December 2004 and 2005 this caption amounts to S/37,325,000 and S/38,327,000, respectively.

Summary of significant differences between accounting principles generally accepted in Peru (Peruvian GAAP) and accounting principles generally accepted in the United States (U.S. GAAP)

Notes to the consolidated financial statements (continued)

The accompanying consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain aspects from U.S. GAAP. The effects of these significant differences are reflected in the Reconciliation Tables above and primarily relate to the items discussed in the following paragraphs:

(a) Financial Statements adjusted for General Price Level Changes -

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date and include until December 31, 2004 the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index (WPI). By means of Resolution No.031-2004-EF/93.01 of the National Accounting Standards Board dated May 11, 2004 and by law N°28394 dated November 22, 2004, it was suspended, effective year 2005, the restatement of the financial statements to recognize the inflation effect for accounting and tax purposes. Both Standards stated that the restated balances as of December 31, 2004 will be considered as the initial balances as of January 1, 2005. The inflation/deflation net gain or loss resulting from said adjustment was included in the consolidated statements of income. According to the above-mentioned index, inflation was 4.9 percent in 2004 (2.0 percent in 2003).

The figures corresponding to the year 2003 consolidated financial statements, shown for comparative purposes, are expressed at the level of wholesale prices as of December 31, 2004.

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

(b) Revenue Recognition -

In December 1999, the SEC staff released Staff Accounting Bulletin (SAB) No.101, “Revenue Recognition” updated by SAB No.104 in December 2003, to provide guidance on recognition and disclosure of revenues in financial statements.

Under U.S. GAAP the treatment was as follows:

Revenues and expenses under U.S. GAAP until December 31, 2003

Under U.S. GAAP, the Company has deferred revenues from obtaining new customers (installation fees) over the expected period that the customer will use the services.

Under U.S. GAAP the Company also deferred and amortized the related cost of obtaining new customers over the same period as the related revenues were being recognized.

Notes to the consolidated financial statements (continued)

Revenues and expenses under U.S. GAAP after December 31, 2003

As from January 1, 2004, the Company decided to change its accounting treatment for those costs related to the activation, which in U.S. GAAP were eligible for deferral, by adopting an accounting policy whereby these costs are expensed when incurred. Such change has not had a material impact on the consolidated financial position or results of operations under U.S. GAAP.

In addition, effective January 1, 2004, the Company changed the estimated customer life used to amortize deferred revenues from 10 to 4.5 years. Such change was accounted for prospectively from the date of change. The net effect in 2004 of the change is S/10,045,000 before tax.

Under Peruvian GAAP the treatment was as follows:

Revenues and expenses under Peruvian GAAP until December 31, 2004

Telefónica del Perú S.A.A. recognizes revenues and costs from telephone line installation at the moment of installation.

Revenues and expenses under Peruvian GAAP after December 31, 2004

As from January 1, 2005, the Company changed its accounting treatment to defer revenues from obtaining new customers (installations fees) over the expected period that the customer will use the services. Costs related to these installations are expensed when incurred.

(c) Revaluation of Fixed Assets -

In 1992 Telefónica del Perú S.A.A. made a voluntary revaluation of certain of ENTEL’s (one of the two companies that became Telefónica del Perú S.A.A.) property, plant and equipment. This revaluation did not relate to the Company’s normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

(d) Capitalized Interest -

Under Peruvian GAAP Benchmark Treatment, Telefónica del Perú S.A.A. and subsidiaries do not capitalize interest cost incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the average interest rates corresponding to the Company’s outstanding borrowings during each period, and is included in property, plant and equipment and depreciated over the lives of the related assets. The adjustments provided in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, include this matter net of the respective depreciation arising from such capitalization.

Notes to the consolidated financial statements (continued)

(e) Income Taxes -

Since January, 1998, Peruvian GAAP recognizes the temporary differences between the tax basis of assets and liabilities and their amounts for financial purposes.

Since the revaluation of fixed assets is not permitted under U.S. GAAP (see (c) above), the related deferred income tax recorded under Peruvian GAAP has been reversed.

The adjustments included in the Reconciliation between consolidated shareholders’ equity and net income under Peruvian GAAP and U.S. GAAP, mentioned above, represent the items that would be computed for the differences between U.S. GAAP and Peruvian GAAP, plus the deferred tax liability for local purposes and the reversal of the deferred taxes related to the revaluation.

(f) Workers’ profit sharing -

Workers share the Company’s profit by receiving 10% of the Company’s taxable income (before workers’ profit sharing). Since January 1998, under Peruvian GAAP, temporary differences are considered in the computation of workers’ profit sharing expense for the period, following the same methodology used for deferred income taxes.

Because workers’ profit sharing is calculated on taxable income in accordance with Peruvian GAAP, it recognizes the effects of temporary differences between the accounting principles followed by the Company under U.S. GAAP plus the deferred workers’ profit sharing liability for local purposes and the reversal of the deferred workers’ profit sharing related to the revaluation.

In addition, under U.S. GAAP, workers’ profit sharing expenses would be included in the determination of operating income.

(g) Classification of Expenses included in “Others expenses, net” -

Under Peruvian GAAP, the Company classified certain expenses, such as expenses related to, provision for contingencies, allowance for doubtful other accounts receivable, expenses related to impairment loss, within the caption “Others expenses, net” (see note 25). Under U.S. GAAP, these expenses would be included in the determination of operating income.

(h) Foreign Debt Assumed by the State -

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

Notes to the consolidated financial statements (continued)

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

Moreover, until the issuance of these financial statements, no claim in any form has been made against the Company with respect to such debt.

In addition, consistent with the 10 years after the State assumed such debt, the Company requested the opinion of a third party consultant (a Peruvian economics consultant), regarding the possibility of any former Entel Peru’s creditors making a successful claim against the Company, which concluded on its report dated May 11th 2005, that the possibility of successful recourse for the Debts against the Company was remote.

Considering all available information indicated above the Company has concluded that it has been legally released from such liability and therefore it has considered that under U.S. GAAP this debt have been extinguished on December 31, 2004.

(i) Goodwill amortization -

Effective January 1, 2002, the Company adopted SFAS No.142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually.

The Company has performed the transitional goodwill impairment test required by SFAS No.142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2003, 2004 and 2005. As a result of these analyses, Management has determined that no impairment is required for the adoption of SFAS No.142 or for the year ended December 31, 2003, 2004 and 2005. Goodwill has been assigned to the cable television operating segment, since it relates to the purchase of Telefónica Multimedia S.A.C. The fair value of the reporting unit for which goodwill has been assigned was determined using a discounted cash flow approach. Goodwill in the cable TV segment will be tested for impairment as of December 31 of every year.

Notes to the consolidated financial statements (continued)

(j) Undiscounting of contingent liabilities -

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

(k) Gain on investment available for sale -

Under Peruvian GAAP, increases of the fair value of an investment available for sale, must be recognized as earnings. Under U.S. GAAP, the investment in a Company that does not have a readily determinable fair value should be recorded at cost.

(l) Other accounts receivable -

As shown in Note 8, under Peruvian GAAP, seizures are recorded as an account receivable and a provision is established for the full amount based on the opinion of management and its legal advisors. Under U.S. GAAP, seizures should be expensed at once. Therefore our accounts receivables under U.S. GAAP would be reduced by the provision made in an amount of S/160,238,000 and S/152,971,000 for December 31, 2005 and 2004, respectively, without any effect to income.

(m) Impairment of fixed assets -

The Company is allowed under Peruvian GAAP not to reduce the cost of property, plant and equipment by the provision for impairment. Under U.S. GAAP, when an impairment loss is recognized, the carrying amount should be reduced in the cost basis of the impaired asset. In this sense, property, plant and equipment under U.S. GAAP would have been reduced by S/3,893,000 and S/13,851,000 for December 31, 2005 and 2004, respectively for those amounts recorded as a provision under Peruvian GAAP but that have to be classified as a permanent impairment loss under U.S. GAAP.

In addition, Peruvian GAAP allows reversal of impairment when there is any indication that an impairment loss recognized in prior periods may no longer exist or may be decreased. U.S. GAAP does not allow the reversal of impairment of assets.

In 2005 the Company reversed impairment of assets that were no longer required and recognized depreciation expense for those assets on the U.S. GAAP. The effect of the reversal of impairment and the depreciation expense are reversed.

(n) Common control transaction -

In October 2005, the Company acquired 98.43 percent of the capital stock of Telefónica Empresas Perú S.A.A. which belonged mainly to Telefónica Datacorp S.A., Company domiciled in Spain, for an amount of S/243,650,000. At the acquisition date, the shareholders’ equity of Telefónica Empresas Perú S.A.A. amounted to S/119,981,000. Under Peruvian GAAP the Company recorded a goodwill for an amount of S/123,669,000. Under U.S. GAAP due to the fact that this transaction was between entities under

Notes to the consolidated financial statements (continued)

common control the excess of the purchase price over Telefonica, S.A.’s historical basis in the subsidiary is treated as a dividend and a reduction of equity. The Company has decided not to restate the prior year financial statements for the merger since the effect is not material.

In July 2005, the Company acquires from Telefónica Móviles S.A.C. the long distance transmission circuit lease. Under Peruvian GAAP the Company recorded a prepaid expense for an amount of S/12,177,000. Under U.S. GAAP due to the fact that this transaction was between entities under common control the total price is treated as a dividend and a reduction of equity.

(o) Recently Issued Accounting Pronouncements -

Interpretation 47 (“FIN 47”)

Accounting for Conditional Asset retirement Obligations

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” – an interpretation of FASB No.143. FIN 47 clarifies that the term “conditional asset retirement obligations” as used in SFAS No.143 refers to a legal obligation to perform an asset activity in which the timing and/or method of settlement are conditional on a future event that may note within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact in the Company’s consolidated financial position, results of operations or cash flows.

Statements of Financial Accounting Standards N° 154:

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No.154 “Accounting Changes and Error Corrections”. SFAS No.154 established new standards on accounting for changes in accounting principles. SFAS No.154 requires all such changes to be accounted for by retrospective application to the financial statement of prior periods unless it is impracticable to do so. SFAS No.154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

The adoption of SFAS No.154 did not have a material impact in the Company’s consolidated financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No.29", which amends Accounting Principles Board Opinion No.29 "Accounting for Non-monetary Transactions". APB Opinion No.29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

Notes to the consolidated financial statements (continued)

This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a noncommercial consideration.

SAS No.153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No.153 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.

FASB Staff Position No.115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”).

In November 2005, the Financial Accounting Standards Board issued FASB Staff Position No.115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”). FSP FAS 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments and is effective for reporting periods after December 15, 2005. We believe that our current approach of determining whether investment losses are "other than temporary" is generally consistent with the provisions of FSP FAS 115-1, thus upon adoption we do not expect FSP FAS 115-1 to have a material impact on our financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 155: Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB Statements No.133 and 140.

On February 16, 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Instruments - an amendment of FASB Statements No.133 and 140". FAS No.155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest – only strips and principal – only strips are not subject to the requirements of FAS No.133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends FAS No.140, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

FAS No.155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September, 15, 2006. The Company does not anticipate that the adoption of SFAS No.155 will have a material impact on its consolidated financial position, consolidated cash flows or consolidated results of operations.